ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

10 January 2003

03003336

PROCESSED FEB 03 2003 THOMSON FINANCIAL

SUPPL

03 JAN 10 AM 11:14

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 8 January 2003, Re : Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad, Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring;

b) General Announcement dated 9 January 2003, Re : Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad, Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring;

c) General Announcement dated 9 January 2003, Re : Notice of Extraordinary General Meeting; and

d) Circular to Shareholders dated 9 January 2003 in connection with the Proposed Corporate and Debt Restructuring Exercises for the Angkasa Marketing Berhad Group of Companies.

Please contact the undersigned for any queries.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

dlw 1/29

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036

Form Version 2.0

General Announcement

Reference No MM-030108-63498

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not applicable**
* Company name	:	**Angkasa Marketing Berhad**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Tan Kong Han**
* Designation	:	**Senior General Manager, Corporate Finance**

* Type : ◉ **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LLB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")
PROPOSED CORPORATE AND DEBT RESTRUCTURING

* **Contents :-**

1. The Board of Directors of LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") announce that revisions have been made to the following proposals within the proposed corporate and debt restructuring exercises of the Lion Group ("Proposed GWRS"):

1.1 It is proposed that ACB acquires the remaining 30% equity interest in Akurjaya Sdn Bhd ("Akurjaya") from Horizon Towers Sdn Bhd ("Horizon Towers") for RM385.51 million as opposed to RM395.1 million as per the revision set by the Securities Commission ("SC"), vide SC's letter dated 9 July 2002. The revised purchase consideration shall be fully satisfied by the issuance of 385.51 million new ordinary shares of RM1.00 each in ACB ("ACB Share") at RM1.05 per share instead of 399.28 million new ACB Shares at RM1.00 per ACB Share;

1.2 It is proposed that Umatrac Enterprises Sdn Bhd ("Umatrac"), a subsidiary of ACB, acquires an aggregate 27% equity interest in Hiap Joo Chong Realty Sdn Bhd held from Teck Bee Mining (M) Sdn Bhd ("Teck Bee Mining") and LCB for an aggregate purchase consideration of RM3.65 million as opposed to RM3.83 million. The revised purchase consideration payable to Teck Bee Mining of RM1.825 million shall be satisfied by the issuance of 1.825 million new ACB Shares at RM1.05 per ACB Share, as opposed to 1.915 million new ACB Shares, whilst the revised purchase consideration payable to LCB of RM1.825 million (as opposed to RM1.915 million), shall be set-off against the net inter-company indebtedness owing by the LCB Group to the ACB Group; and

1.3 It is proposed that LCB acquires the 419,260,981 ACB Shares (as opposed to 415,473,669) from Tan Sri William H.J. Cheng ("TSWC") and parties deemed connected to TSWC and Datuk Cheng Yong Kim ("DAC") for RM419.26 million (as opposed to RM434.58 million). The revised consideration shall be satisfied by the issuance of 399,296,172 new ordinary shares of RM1.00 each in LCB ("LCB Shares") at RM1.05 per LCB Share.

2. Shareholders and potential investors are requested to refer to the announcements dated 5 July 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002, 19 July 2002, 10 October 2002 and 28 November 2002 for further details of the Proposed GWRS.

Unquote

This announcement is dated 8 January 2003.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Form Version 2.0

General Announcement

Reference No MM-030108-70227

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	**Not applicable**
* Company name	:	**Angkasa Marketing Berhad**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Kenneth Chow**
* Designation	:	**General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")
PROPOSED CORPORATE AND DEBT RESTRUCTURING

* **Contents :-**

1. The Board of Directors of LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") announce that following an application by the Lion Group, the Securities Commission has extended the deadline for the Lion Group to complete the proposed corporate and debt restructuring exercises ("Proposed GWRS") to 9 April 2003.

2. With reference to the settlement of the purchase consideration for 30% equity interest in Akurjaya Sdn Bhd of RM385.51 million payable to Horizon Towers Sdn Bhd and the purchase consideration for 13.5% equity interest in Hiap Joo Chong Realty Sdn Bhd of RM1.825 million payable to Teck Bee Mining (M) Sdn Bhd, both said considerations shall be fully satisfied by an issue of new ordinary shares of RM1.00 each in ACB at an issue price of RM1.00 per share, as opposed to RM1.05 per share announced on 8 January 2003.

3. Shareholders and potential investors are requested to refer to the announcements dated 5 July 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002, 19 July 2002, 10 October 2002, 28 November 2002 and 8 January 2003 for further details of the Proposed GWRS.

This announcement is dated 9 January 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RHB Sakura Merchant Bankers (19663-P)

Form Version 2.0

General Announcement

Ownership transfer to ANGKASA on 09-01-2003 04:12:17 PM
Reference No AA-030109-D0A6F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Angkasa Marketing Berhad ("AMB" or the "Company") will be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003 at 9.30 a.m. for the purpose of considering and, if thought fit, passing the following Special Resolutions 1 to 3 inclusive and Ordinary Resolutions 1 to 5 inclusive:

SPECIAL RESOLUTION 1 - PROPOSED CAPITAL RECONSTRUCTION FOR AMB

THAT subject to the confirmation by the High Court of Malaya ("the Court"), approval be and is hereby given for the capital of the Company to be altered in the following manner ("Proposed Capital Reconstruction for AMB"):

(a) the nominal value of each of the issued and unissued ordinary shares in the capital of the Company be reduced from RM1.00 to RM0.30 so that the authorised share capital is reduced from RM500,000,000 divided into 500,000,000 ordinary shares of RM1.00 each to RM150,000,000 divided into 500,000,000 ordinary shares of RM0.30 each and the issued and fully paid-up share capital is reduced from RM147,451,096 divided into 147,451,096 ordinary shares of RM1.00 each to RM44,235,328.80 divided into 147,451,096 ordinary shares of RM0.30 each;

(b) the credit of RM103,215,767.20 arising from the said capital reduction will be utilised to reduce the accumulated losses of the Company;

(c) four new ordinary shares of RM0.30 each be allotted and issued to Wang Wing Ying (or such other person as the Directors of the Company may nominate) at par for cash, so that the issued and fully paid-up share capital of the Company be increased from RM44,235,328.80 to RM44,235,330.00 divided into 147,451,100 ordinary shares of RM0.30 each;

(d) the 147,451,100 issued and fully paid-up ordinary shares of RM0.30 each in the capital of the

ANGKASA MARKETING BERHAD (41515-D)

Secretary 09 JAN 2003

Company be consolidated in such manner that every ten of the said shares shall constitute three issued and fully paid-up ordinary shares of RM1.00 each upon which the sum of RM1.00 shall be credited as having been fully paid-up ("Consolidated Shares") thereby consolidating 147,451,100 ordinary shares of RM0.30 each into 44,235,330 ordinary shares of RM1.00 each, and the Consolidated Shares which represent fractions of shares in the Company shall be disregarded and dealt with in such manner as the Directors in their absolute discretion think fit and expedient; and

(e) the 352,548,900 unissued ordinary shares of RM0.30 each in the capital of the Company be consolidated in such manner that every ten of the said shares shall constitute three unissued ordinary shares of RM1.00 each thereby consolidating 352,548,900 unissued ordinary shares of RM0.30 each into 105,764,670 unissued ordinary shares of RM1.00 each;

AND THAT the Directors be and are hereby authorised to do all such acts and things and execute all necessary documents to give full effect to the Proposed Capital Reconstruction for AMB with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Capital Reconstruction for AMB.

ORDINARY RESOLUTION 1 - PROPOSED CORPORATE TRANSACTIONS

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 2 to 5 inclusive and subject to the approvals from the regulatory authorities, approval be and is hereby given for the Company and its subsidiary companies to undertake the following proposed corporate transactions pursuant to the Proposed AMB Scheme (as defined in the circular to shareholders dated 9 January 2003 ("Circular")) (collectively the "Proposed Corporate Transactions"):

(a) pursuant to the Conditional Share Sale Agreement dated 5 July 2000 and five Supplemental Share Sale Agreements dated 19 October 2000, 8 October 2001, 26 March 2002, 3 September 2002 and 7 January 2003 respectively, the Company to acquire 100% equity interest in Silverstone Berhad ("Silverstone") comprising 203,877,500 ordinary shares of RM1.00 each ("Silverstone Shares") from Amsteel Corporation Berhad ("ACB") and Umatrac Enterprises Sdn Bhd (106,567,006 Silverstone Shares); Posim Berhad (140,000 Silverstone Shares); Lion Corporation Berhad and Limpahjaya Sdn Bhd (12,946,752 Silverstone Shares); Datuk Cheng Yong Kim ("DAC") and persons connected to Tan Sri William H.J. Cheng and DAC (31,727,292 Silverstone Shares) (collectively referred to as the "Relevant Silverstone Shareholders") and from the minority shareholders of Silverstone ("Minority Silverstone Shareholders") (52,496,450 Silverstone Shares), for a total purchase consideration of RM255.68 million to be satisfied in the following manner ("Proposed Acquisition of Silverstone"):

    (i) the issuance of 174.31 million new ordinary shares of RM1.00 each in the Company ("AMB Shares") at RM1.05 per AMB Share which shall rank *pari passu* in all respects with the then existing ordinary shares in the Company save for any dividends, rights, allotments or other distributions, the entitlement date for which is before the date of allotment of the new AMB Shares to the Relevant Silverstone Shareholders and RM6.82 million to be satisfied in the manner set out in proposal (d) in Ordinary Resolution 3; and

    (ii) the issuance of 65.83 million new AMB Shares at RM1.00 per AMB Share to the Minority Silverstone Shareholders;

(b) pursuant to the Conditional Share Sale Agreement dated 5 July 2000 and three Supplemental

ANGKASA MARKETING BERHAD (41515-D)

Secretary 8 JAN 2003

Share Sale Agreements dated 19 October 2000, 8 October 2001 and 26 March 2002 respectively, the Company to divest the entire 20% equity interest in Avenel Sdn Bhd comprising 20,000,000 ordinary shares of RM1.00 each to ACB for a consideration of RM80.63 million payable by the Company to ACB to be satisfied in the manner set out in proposal (a)(i) in Ordinary Resolution 3 ("Proposed Divestment of Avenel"); and

(c) the Company and its subsidiary and associated companies ("AMB Group") shall take necessary steps to divest the AMB Group's non-core and peripheral assets and businesses as contemplated under the Proposed AMB Scheme provided that as and when the buyers for such assets and businesses have entered into the necessary agreements with the AMB Group, the Company shall prior to completion of such divestment comply with all the then prevailing laws including the Listing Requirements of the Kuala Lumpur Stock Exchange, such as making the necessary announcements and obtaining the approval of shareholders of the Company and provided further that the net sale proceeds arising from such divestments shall be applied in the manner as contemplated under the Proposed Debt Restructuring Exercise (as defined in the Circular);

AND THAT the Directors be and are hereby authorised to do all such acts and things and execute all necessary documents to give full effect to the Proposed Corporate Transactions with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and/or as may be notified by the Company to the relevant authorities and agreed to by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Corporate Transactions.

ORDINARY RESOLUTION 2 - PROPOSED SCHEME OF ARRANGEMENT BY AMB WITH ITS SCHEME CREDITORS

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 1 and 3 to 5 inclusive and subject to the sanction of the Court pursuant to Section 176 of the Companies Act 1965, the proposed scheme of arrangement between the Company with its scheme creditors ("Proposed Scheme of Arrangement") comprising the Proposed AMB Scheme, for which approvals of shareholders are being sought under Special Resolution 1 and Ordinary Resolutions 1 and 3, be and is hereby approved;

AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Scheme of Arrangement with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and/or the Court and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Scheme of Arrangement.

ORDINARY RESOLUTION 3 - PROPOSED DEBT RESTRUCTURING EXERCISE

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 1, 2, 4 and 5, approval be and is hereby given for the AMB Group to undertake the following debt restructuring exercise pursuant to the Proposed AMB Scheme ("Proposed Debt Restructuring Exercise"):

(a) the proposed settlement of RM222.00 million of aggregate net inter-company indebtedness owing by ACB and its subsidiary and associated companies ("ACB Group") to the AMB Group and Silverstone (as set out in Appendix X of the Circular) by way of:

(i) the Company setting-off the consideration payable by the Company to ACB of RM97.38 million (after taking into account the Cash Yield Adjustment as explained in Appendix

ANGKASA MARKETING BERHAD (41515-D)

Secretary 09 JAN 2003

XIII of the Circular) for the Proposed Divestment of Avenel;

(ii) ACB paying to the Company, upfront cash payment of RM1.25 million;

(iii) ACB issuing to the Company, 28.92 million new ordinary shares of RM1.00 each in ACB ("ACB Shares") at RM1.00 per ACB Share; and

(iv) ACB issuing to the Company, RM94.45 million in net present value (RM131.03 million in nominal amount) of Ringgit Malaysia denominated bonds together with up to 5.09 million detachable new ACB Shares as equity-kicker shares credited as fully paid-up;

(b) the proposed settlement of RM3.00 million of net inter-company indebtedness owing by Chocolate Products (Malaysia) Berhad ("CPB") to the AMB Group (as set out in Appendix X of the Circular) by way of CPB paying to the Company RM3.00 million cash;

(c) the proposed settlement of RM134.00 million of net inter-company indebtedness owing by the AMB Group to Lion Land Berhad ("LLB") and its subsidiary and associated companies ("LLB Group") (as set out in Appendix X of the Circular) by way of:

(i) the Company paying to the LLB Group, upfront cash payment of RM5.79 million;

(ii) the Company issuing to the LLB Group, 6.70 million new AMB Shares at RM1.00 per AMB Share and 6.70 million redeemable cumulative convertible preference shares of RM0.01 each (the terms and conditions of which are as set out in Appendix XI of the Circular) ("RCCPS") at an issue price of RM1.00 per RCCPS; and

(iii) the Company issuing to the LLB Group, RM114.81 million in net present value (RM147.12 million in nominal amount) of Ringgit Malaysia denominated bonds ("AMB Bonds") together with up to 4.65 million detachable new AMB Shares as equity-kicker shares credited as fully paid-up;

(d) the proposed settlement of RM8.00 million of net inter-company indebtedness owing by LCB and its subsidiary and associated companies ("LCB Group") to the AMB Group (as set out in Appendix X of the Circular) by netting-off part of the purchase consideration payable by the Company to the LCB Group for the Proposed Acquisition of Silverstone (after taking into account the Cash Yield Adjustment as explained in Appendix XIII of the Circular);

(e) the proposed settlement of RM26.62 million of indebtedness owing by the AMB Group to the AMB Group's financial institution lenders ("AMB Group FI Lenders") (as set out in Section 6.2 of the Circular) by way of the Company paying upfront cash of RM1.15 million and issuing 1.33 million new AMB Shares at RM1.00 per AMB Share, 1.33 million RCCPS at an issue price of RM1.00 per RCCPS and RM22.81 million in net present value (RM29.23 million in nominal amount) of AMB Bonds together with up to 0.93 million detachable new AMB Shares as equity-kicker shares credited as fully paid-up, to the AMB Group FI Lenders;

(f) the proposed settlement of USD144.41 million (or equivalent to approximately RM548.75 million) of indebtedness owing by the AMB Group to the AMB Group FI Lenders (as set out in Section 6.2 of the Circular) by way of the Company paying upfront cash of USD5.70 million (or equivalent to approximately RM21.656 million) and issuing 24.206 million new AMB Shares at RM1.00 per AMB Share and 24.206 million RCCPS at an issue price of RM1.00 per RCCPS and AMB Harta (L) Limited issuing USD125.97 million (or equivalent to approximately RM478.68 million) in net present value (USD153.19 million or equivalent to approximately RM582.12 million in nominal amount) of USD denominated consolidated and rescheduled debts together with up to 16.35 million detachable new AMB Shares as equity-kicker shares credited as fully paid-up, to the AMB Group FI Lenders; and

(g) the proposed issuance of RM234.04 million in net present value (RM251.66 million in nominal

ANGKASA MARKETING BERHAD (41515-D)

Secretary 9 JAN 2003

amount) of Ringgit Malaysia denominated subordinated bond by Silverstone to the Company;

AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Debt Restructuring Exercise with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Debt Restructuring Exercise.

ORDINARY RESOLUTION 4 - AUTHORITY TO ISSUE ORDINARY SHARES PURSUANT TO THE RCCPS CONVERSION

THAT contingent upon the passing of Special Resolution 1, Ordinary Resolutions 1 to 3 inclusive and Ordinary Resolution 5 and subject to the approval-in-principle of the Kuala Lumpur Stock Exchange for the listing of and quotation for the new AMB Shares and pursuant to and in accordance with Section 132D of the Companies Act, 1965, authority be and is hereby given to the Directors of the Company to allot and issue 29.31 million new AMB Shares arising from the conversion of the RCCPS, which shall rank *pari passu* in all respects with the then existing AMB Shares save for any dividends, rights, allotments or other distributions the entitlement date for which is before the conversion date of the RCCPS ("Proposed Issuance of Shares");

AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Issuance of Shares with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Issuance of Shares;

PROVIDED THAT this authority shall be without prejudice to any other authority under the said Section 132D previously granted before the date on which this resolution is passed.

ORDINARY RESOLUTION 5 - PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 1 to 4 inclusive, the authorised share capital of the Company be increased from RM150,000,000 divided into 150,000,000 ordinary shares of RM1.00 each to RM500,000,000 divided into 499,650,000 ordinary shares of RM1.00 each and 35,000,000 RCCPS of RM0.01 each by the creation of 349,650,000 new ordinary shares of RM1.00 each and 35,000,000 RCCPS of RM0.01 each ("Proposed Increase in Authorised Share Capital");

AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Increase in Authorised Share Capital with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Increase in Authorised Share Capital.

SPECIAL RESOLUTION 2 - PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

THAT contingent upon the passing of Ordinary Resolution 4, approval be and is hereby given for the Articles of Association of the Company to be altered by inserting new Articles 10 (c)(4) to 10 (c)(9) inclusive immediately after Article 10 (c)(3), in the manner as set out in Appendix XIX of the Circular.

ANGKASA MARKETING BERHAD (41515-D)

Secretary

0 9 JAN 2003

SPECIAL RESOLUTION 3 - PROPOSED CHANGE OF NAME

THAT contingent upon the passing of Ordinary Resolution 1, the name of the Company be changed from "Angkasa Marketing Berhad" to "Silverstone Corporation Berhad" with effect from the date of the Certificate of Incorporation on Change of Name to be issued by the Companies Commission of Malaysia ("Proposed Change of Name");

AND THAT the Directors be and are hereby authorised to carry out all necessary formalities in effecting the Proposed Change of Name.

By Order of the Board

WONG PHOOI LIN
THAM TUCK CHUEN
Secretaries

Kuala Lumpur
9 January 2003

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Company's Registered Office, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the meeting.*

4. *Form of Proxy sent through facsimile transmission shall not be accepted.*

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary 09 JAN 2003

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your shares in Angkasa Marketing Berhad ("AMB" or the "Company"), you should immediately send this Circular together with the Form of Proxy to the agent through whom the sale or transfer was contracted or effected for onward transmission to the purchaser or transferee.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

The approval of the Securities Commission ("SC") shall not be taken to indicate that the SC recommends the proposals as set out in this Circular. Shareholders should rely on their own evaluation to assess the merits and risks of the proposals undertaken by AMB.

ANGKASA MARKETING BERHAD (41515-D)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in connection with the

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES FOR THE AMB GROUP OF COMPANIES

Financial Adviser to AMB

RHB SAKURA MERCHANT BANKERS BERHAD

(Company No: 19663-P)

Notice of Extraordinary General Meeting of AMB to be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003, at 9.30 a.m. together with the Form of Proxy are enclosed herewith. A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on his behalf. The Form of Proxy should be lodged at the Registered Office of AMB not less than 48 hours before the time fixed for the Extraordinary General Meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

This Circular is dated 9 January 2003

1. The Proposed AMB Scheme (as defined in this Circular) comprising the following:

(A) The proposed capital reconstruction exercise of the Company involving a capital reduction of RM0.70 in each existing issued and fully paid-up ordinary shares of RM1.00 each in the Company and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each in the Company ("AMB Shares") ("Proposed Capital Reconstruction for AMB");

(B) The proposed corporate transactions involving the following:

(a) the proposed acquisition by the Company of 100% equity interest in Silverstone Berhad ("Silverstone") comprising 203,877,500 ordinary shares of RM1.00 each in Silverstone, which is presently 52.27% collectively held by Amsteel Corporation Berhad ("ACB") and Umatrac Enterprises Sdn Bhd, 0.07% held by Posim Berhad, 6.35% collectively held by Lion Corporation Berhad ("LCB") and Limpahjaya Sdn Bhd, 15.56% collectively held by Datuk Cheng Yong Kim ("DAC") and persons connected to Tan Sri William H.J. Cheng and DAC (collectively referred to as the "Relevant Silverstone Shareholders") and 25.75% held by other minority shareholders of Silverstone ("Minority Silverstone Shareholders"), for a total purchase consideration of RM255.68 million to be satisfied in the following manner ("Proposed Acquisition of Silverstone"):

(i) the issuance of 174.31 million new AMB Shares at RM1.05 per AMB Share to the Relevant Silverstone Shareholders and RM6.82 million to be satisfied by netting-off against the net inter-company indebtedness owing by LCB and its subsidiary and associated companies ("LCB Group") to AMB and its subsidiary and associated companies ("AMB Group"); and
(ii) the issuance of 65.83 million new AMB Shares to the Minority Silverstone Shareholders at RM1.00 per AMB Share;

(b) the proposed divestment by the Company of its entire 20% equity interest in Avenel Sdn Bhd ("Avenel") comprising 20,000,000 ordinary shares of RM1.00 each in Avenel to ACB for a consideration of RM80.63 million payable by the Company to ACB to be satisfied by netting-off against the net inter-company indebtedness owing by ACB and its subsidiary and associated companies ("ACB Group") to the AMB Group ("Proposed Divestment of Avenel"). The RM80.63 million payment represents AMB's share of 20% of Avenel's unaudited estimated net liabilities as at 31 December 2001 (after netting-off RM17.01 million indemnity payment made by AMB directly to the security providers of Avenel); and

(c) the proposed divestment of the AMB Group's non-core and peripheral assets and businesses under the Proposed AMB Scheme;

(C) The proposed debt restructuring exercise involving the following:

(a) the proposed settlement of RM222.0 million of aggregate net inter-company indebtedness owing by the ACB Group to the AMB Group and Silverstone (as set out in Appendix X of this Circular) by way of:

(i) the Company netting-off the consideration payable by the Company to ACB of RM97.38 million (after taking into account the Cash Yield Adjustment as explained in Appendix XIII of this Circular) for the Proposed Divestment of Avenel;
(ii) ACB paying to the Company, upfront cash payment of RM1.25 million;
(iii) ACB issuing to the Company, 28.92 million new ordinary shares of RM1.00 each in ACB ("ACB Shares") at RM1.00 per ACB Share; and
(iv) ACB issuing to the Company, RM94.45 million in net present value (RM131.03 million in nominal amount) of Ringgit Malaysia denominated bonds together with up to 5.09 million detachable new ACB Shares as equity-kicker shares credited as fully paid-up;

(b) the proposed settlement of RM3 million of net inter-company indebtedness owing by Chocolate Products (Malaysia) Berhad ("CPB") to the AMB Group (as set out in Appendix X of this Circular) by way of CPB paying to the Company RM3.0 million cash;

(c) the proposed settlement of RM8 million of net inter-company indebtedness owing by the LCB Group to the AMB Group (as set out in Appendix X of this Circular) by netting-off part of the purchase consideration payable by the Company to the LCB Group for the Proposed Acquisition of Silverstone (after taking into account the Cash Yield Adjustment as explained in Appendix XIII of this Circular);

(d) the proposed settlement of RM134.00 million of net inter-company indebtedness owing by the AMB Group to Lion Land Berhad ("LLB") and its subsidiary and associated companies ("LLB Group") (as set out in Appendix X of this Circular) by way of:

(i) the Company paying to the LLB Group, upfront cash payment of RM5.79 million;
(ii) the Company issuing to the LLB Group, 6.7 million new AMB Shares at RM1.00 per AMB Share and 6.7 million redeemable cumulative convertible preference shares of RM0.01 each ("RCCPS") at an issue price of RM1.00 per RCCPS; and
(iii) the Company issuing to the LLB Group, RM114.81 million in net present value (RM147.12 million in nominal amount) of Ringgit Malaysia denominated bonds ("AMB Bonds") together with up to 4.65 million detachable new AMB Shares as equity-kicker shares credited as fully paid-up;

(e) the proposed settlement of RM26.62 million of indebtedness owing by the AMB Group to the AMB Group's financial institution lenders ("AMB Group FI Lenders") (as set out in Section 6.2 of this Circular) by way of the Company paying upfront cash of RM1.15 million and issuing 1.33 million new AMB Shares at RM1.00 per AMB Share, 1.33 million RCCPS at an issue price of RM1.00 per RCCPS and RM22.81 million in net present value (RM29.23 million in nominal amount) of AMB Bonds together with up to 0.93 million detachable new AMB Shares as equity-kicker shares credited as fully paid-up, to the AMB Group FI Lenders;

(f) the proposed settlement of USD144.41 million (or equivalent to approximately RM548.75 million) of indebtedness owing by the AMB Group to the AMB Group FI Lenders (as set out in Section 6.2 of this Circular) by way of the Company paying upfront cash of USD5.70 million (or equivalent to approximately RM21.656 million) and issuing 24.206 million new AMB Shares at RM1.00 per AMB Share and 24.206 million RCCPS at an issue price of RM1.00 per RCCPS and AMB Harta (L) Limited issuing USD125.97 million (or equivalent to approximately RM478.682 million) in net present value (USD153.19 million or equivalent to approximately RM582.11 million in nominal amount) of USD denominated consolidated and rescheduled debts together with up to 16.35 million detachable new AMB Shares as equity-kicker shares credited as fully paid-up, to the AMB Group FI Lenders; and

(g) the proposed issuance of RM234.04 million in net present value (RM251.66 million in nominal amount) of Ringgit Malaysia denominated subordinated bond by Silverstone to the Company;

2. The proposed allotment and issuance of 29.31 million new AMB Shares arising from the conversion of the RCCPS pursuant to Section 132D of the Companies Act, 1965;

3. The proposed increase in the authorised share capital of the Company from RM150,000,000 divided into 150,000,000 ordinary shares of RM1.00 each (after the Proposed Capital Reconstruction for AMB) to RM500,000,000 divided into 499,650,000 ordinary shares of RM1.00 each and 35,000,000 RCCPS of RM0.01 each by the creation of 349,650,000 new ordinary shares of RM1.00 each and 35,000,000 RCCPS of RM0.01 each;

4. The proposed amendments to the Articles of Association of the Company; and

5. The proposed change of name from "Angkasa Marketing Berhad" to "Silverstone Corporation Berhad".

RHB Sakura Merchant Bankers Berhad, Financial Adviser to AMB for proposal (1)

Except where the context otherwise requires, the following definitions and terms apply throughout this Circular:

ACB	:	Amsteel Corporation Berhad
ACB Bonds	:	The RM1,109.80 million in net present value (RM1,464.56 million in nominal amount) of RM denominated bonds to be issued by ACB, the key terms (including the tenure and YTM) of which are set out in Appendix XIV(E)
ACB Group	:	ACB and its subsidiary and associated companies
Accrued Interest	:	The accrued interest (excluding Penalty Interest) owing to the Unsecured AMB Scheme Creditor(s) by the AMB Scheme Companies for the period between 1 July 1999 and 31 December 2001 (both dates inclusive) of RM128.67 million before accounting for any payment of the same during the said period
Adjusted Applicable Debt(s)	:	The Outstanding Principal Amount(s) owing to the AMB Scheme Creditor(s), less the Principal Waived and Further Sum, which are proposed to be addressed under the Proposed Debt Restructuring Exercise for the AMB Group
AFTA	:	ASEAN Free Trade Area
Akurjaya	:	Akurjaya Sdn Bhd
Amanvest	:	Amanvest (M) Sdn Bhd
AMB/the Company	:	Angkasa Marketing Berhad
AMB Bonds	:	The RM137.62 million in net present value (RM176.35 million in nominal amount) of RM denominated bonds to be issued by AMB, the key terms (including the tenure and YTM) of which are set out in Appendix XIV(A)
AMB Debts	:	The USD125.97 million (or equivalent to approximately RM478.682 million) in net present value (USD155.06 million or equivalent to approximately RM589.22 million in nominal amount) of USD denominated debts which are proposed to be issued by AMB to AMB-SPV as consideration for AMB-SPV issuing the AMB-SPV Consolidated and Rescheduled Debts to the AMB Scheme Creditors, the key terms (including the tenure and YTM) of which are set out in Appendix XIV(B)
AMB Group	:	AMB and its subsidiary and associated companies
AMB Group FI Lender(s)	:	FI lender(s) to the AMB Scheme Companies whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise for the AMB Group as set out in Appendix IX
AMB Group Inter-PLC Creditor(s)	:	The companies from the other PLC Group within the Lion Group who are owed the Inter-PLC Debts by companies within the AMB Group as set out in Appendix X
AMB Scheme Company(ies)	:	The companies within the AMB Group which are included in the Proposed Debt Restructuring Exercise for the AMB Group as set out in Section 6.3 of this Circular

AMB Scheme Creditor(s)	:	The creditor(s) of the AMB Scheme Companies, encompassing the AMB Group FI Lender(s) and the AMB Group Inter-PLC Creditor(s), whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise for the AMB Group
AMB-SPV	:	AMB Harta (L) Limited, a Labuan incorporated special purpose company which is wholly-owned by AMB established pursuant to the Proposed Debt Restructuring Exercise for the AMB Group
AMB-SPV Consolidated and Rescheduled Debts	:	The USD125.97 million (or equivalent to approximately RM478.682 million) in net present value (USD153.19 million or equivalent to approximately RM582.11 million in nominal amount) of USD denominated consolidated and rescheduled debts to be issued by the AMB-SPV in two different tranches on transferability as follows: i) Tranche I – USD122.18 million (or equivalent to approximately RM464.30 million) in net present value (USD148.54 million or equivalent to approximately RM564.44 million in nominal amount) to be issued to non-resident AMB Group FI Lenders (including offshore companies incorporated under the Offshore Companies Act, 1990) which is freely transferable; and ii) Tranche II – USD3.79 million (or equivalent to approximately RM14.38 million) in net present value (USD4.65 million or equivalent to approximately RM17.67 million in nominal amount) to be issued to resident AMB Group FI Lenders which is subject to transfer restriction as set out in Section 6.10 of this Circular The key terms (including the tenure and YTM) of the AMB-SPV Consolidated and Rescheduled Debts are set out in Appendix XIV(C)
AMSB	:	Amsteel Mills Sdn Bhd
Antara	:	Antara Steel Mills Sdn Bhd
Applicable Debt(s)	:	The Outstanding Principal Amount(s) owing to the AMB Scheme Creditor(s)
Araniaga	:	Araniaga Holdings Sdn Bhd
ASEAN	:	Association of South East Asian Nations
Asset Support Companies	:	The companies whose assets are proposed to be divested under the Proposed Divestment Programme for the AMB Group, as set out in Section 6.3 of this Circular
Auditors	:	Ong Boon Bah & Co
Avenel	:	Avenel Sdn Bhd
Avenel Group	:	Avenel and its subsidiary and associated companies
Back-End Amount	:	The contingent back-end payment up to RM128.67 million payable to the Unsecured AMB Scheme Creditors calculated in accordance with the formula set out in Appendix XIII
Board	:	The Board of Directors of AMB
BNM	:	Bank Negara Malaysia

Cash Yield Adjustment	:	The amount of the balance(s) of the Inter-PLC Debt(s) owing to the PLC Group which is deemed settled *via* netting-off against the purchase/disposal consideration(s) payable/receivable by the PLC Group, an illustration of which is set out in Appendix XIII
CCM	:	Companies Commission of Malaysia
CDS	:	Central Depository System
Ceemax	:	Ceemax Electronics Sdn Bhd
CG Lender(s)	:	Lender(s) of Lion Rubber Industries Pte Ltd whose debts are guaranteed by AMB
Circular	:	This Circular to the shareholders of AMB
Code	:	The Malaysian Code on Take-overs and Mergers, 1998
Cos Act	:	The Companies Act, 1965
Court-Convened Meetings	:	The meetings of the AMB Scheme Creditors of the respective AMB Scheme Companies convened on 16 September 2002 pursuant to the Preliminary Orders to consider and approve the Proposed AMB Scheme
CPB	:	Chocolate Products (Malaysia) Berhad
CPB Group	:	CPB and its subsidiary and associated companies
CPB Inter-Co Repayment	:	The repayment of net Inter-PLC Debts owing by CPB to the AMB Group amounting to RM3.00 million pursuant to the Proposed Corporate Restructuring Exercise for the AMB Group
DAC	:	Datuk Cheng Yong Kim
EGM	:	Extraordinary General Meeting
EPS/LPS	:	Earnings per share/Loss per share
Ernst & Young Corporate Finance	:	Ernst & Young Corporate Finance, the Independent Adviser to the minority shareholders and Independent Directors of AMB
ESOS	:	Executive Share Option Scheme
Facility Agent	:	KPMG Labuan Trust Company Sdn Bhd, the party appointed to act in the capacity of facility agent for holders of the AMB-SPV Consolidated and Rescheduled Debts and includes its successors-in-title
FI	:	Financial Institutions
FIC	:	Foreign Investment Committee
Final Orders	:	Orders of the High Court of Malaya; (i) pursuant to Section 176(3) of the Cos Act, following the approval of the AMB Scheme Creditors at the Court-Convened Meetings held on 16 September 2002, to take effect under Section 176(5) of the Cos Act; and (ii) pursuant to Section 64 of the Cos Act following the approval of the shareholders of AMB to be obtained at the forthcoming EGM, sanctioning the Proposed Capital Reconstruction for AMB

Finlink	:	Finlink Holdings Sdn Bhd
Further Sum	:	Amount equal to any payment made from 1 July 1999 (being the date after the computation of the Reference Principal Amount) but prior to the Unconditional Date (both dates inclusive)
FYE	:	Financial year ended/ending
GAAP	:	Generally Accepted Accounting Policies
GDP	:	Gross Domestic Product
Happyvest	:	Happyvest (M) Sdn Bhd
Horizon Towers	:	Horizon Towers Sdn Bhd
Inter-PLC Creditor(s)	:	The companies from other PLC Group within the Lion Group who are owed the Inter-PLC Debts
Inter-PLC Debt(s)	:	Balance(s) owing by company(ies) from other PLC Group within the Lion Group to the AMB Group or owing by the AMB Group to company(ies) from other PLC Group within the Lion Group, which are proposed to be addressed under the Proposed AMB Scheme, as set out in Appendix X
IM	:	Information Memorandum on AMB issued in June 2000 to the AMB Group FI Lenders
Issue Date	:	The date of payment of upfront cash payment and issuance of the new AMB Shares, RCCPS, AMB Bonds, AMB Debts and AMB-SPV Consolidated and Rescheduled Debts pursuant to the Proposed AMB Scheme
Items of Concern	:	The issues affecting the joint-venture operations of the AMB Group in the PRC which have yet to be resolved, details of which are set out in Appendix XVIII
KLSE	:	Kuala Lumpur Stock Exchange
KOC	:	Any of the key operating companies comprising Megasteel, Silverstone and SFI (which is 97.78% owned by Posim)
KPMG	:	KPMG Corporate Services Sdn Bhd, the independent financial adviser to the AMB Group FI Lenders
Lancaster	:	Lancaster Trading Company Limited
LCB	:	Lion Corporation Berhad
LCB Group	:	LCB and its subsidiary and associated companies
LHPL	:	Lion Holdings Pte Ltd
LHSB	:	Lion Holdings Sdn Bhd
Limpahjaya	:	Limpahjaya Sdn Bhd
Lion Group	:	AMB Group, ACB Group, LCB Group and LLB Group collectively
Lion Suzuki Motor	:	Lion Suzuki Motor Sdn Bhd, a 100% owned subsidiary company of AMB

LLB	:	Lion Land Berhad
LLB Group	:	LLB and its subsidiary and associated companies
LOFSA	:	Labuan Offshore Financial Services Authority
Loyalty Payment	:	A contingent back-end YTM enhancement of up to a maximum of 0.75% in addition to the cash YTMs applicable to the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts, details of which are set out in Section 6.16 of this Circular
LSM	:	Lion Suzuki Marketing Sdn Bhd, a 49% owned associated company of AMB
LTAT	:	Lembaga Tabung Angkatan Tentera
MASB	:	Malaysian Accounting Standards Board
Market Day	:	Any day between Monday to Friday (inclusive), excluding public holidays and on a day which the KLSE is open for trading of securities
MCD	:	Malaysian Central Depository Sdn Bhd
Megasteel	:	Megasteel Sdn Bhd
MI	:	Minority interest
MITI	:	Ministry of International Trade and Industry
NPV	:	Net present value
NTA/NTL	:	Net tangible assets/Net tangible liabilities
Outstanding Principal Amount(s)	:	The principal amount(s) owing by the AMB Scheme Companies to the AMB Scheme Creditors as at 31 December 2001 inclusive of capitalisation of all interest (without compounding, but including Penalty Interest) at the rate(s) prescribed in the respective facilities of the relevant AMB Scheme Creditors for the period up to 31 December 2001 (inclusive), before accounting for any payment of the same between 1 July 1999 and 31 December 2001 (both dates inclusive)
Panoron	:	Panoron Sdn Bhd
PAT/LAT	:	Profit after tax/Loss after tax
PBT/LBT	:	Profit before tax/Loss before tax
Penalty Interest	:	The penalty interest payable by the AMB Scheme Companies to the AMB Scheme Creditors under the terms of the existing facilities of the relevant AMB Scheme Creditors
PLC	:	Any of AMB, ACB, LCB or LLB
PLC Group	:	Any of AMB, ACB, LCB or LLB and their respective subsidiary and associated companies
Posim	:	Posim Berhad
PRC	:	People's Republic of China

Preliminary Orders	:	The orders of the High Court of Malaya under Section 176(1) of the Cos Act dated 24 April 2001, 23 August 2001 and 1 April 2002 granting the AMB Scheme Companies to be at liberty to convene Scheme meetings with their respective AMB Scheme Creditors to, *inter alia,* consider the Proposed AMB Scheme
Principal Waived	:	The principal portion of the Outstanding Principal Amount(s) which is proposed to be waived under the Proposed Debt Restructuring Exercise for the AMB Group, and calculated in the manner as set out in Appendix XIII
Proposals	:	The Proposed AMB Scheme, Proposed Increase in Authorised Share Capital, Proposed Amendments and Proposed Change of Name
Proposed Acquisition of Silverstone	:	The proposed acquisition by AMB of 100% equity interest in Silverstone comprising 203,877,500 Shares in Silverstone, which is presently 52.27% collectively held by ACB and Umatrac, 0.07% held by Posim, 6.35% collectively held by LCB and Limpahjaya, 15.56% collectively held by DAC and TSWC Group (collectively referred to as the "Relevant Silverstone Shareholders") and 25.75% held by other minority shareholders of Silverstone ("Minority Silverstone Shareholders"), for a total purchase consideration of RM255.68 million to be satisfied in the following manner: (i) the issuance of 174.31 million new AMB Shares at RM1.05 per AMB Share to the Relevant Silverstone Shareholders and RM6.82 million to be satisfied by netting-off against the Inter-PLC Debt owing by the LCB Group to the AMB Group; and (ii) the issuance of 65.83 million new AMB Shares to the Minority Silverstone Shareholders at RM1.00 per AMB Share Further details of the Proposed Acquisition of Silverstone are set out in Section 5.2 of this Circular
Proposed AMB Scheme	:	The Proposed Corporate Restructuring Exercise, Proposed Divestment Programme and Proposed Debt Restructuring Exercise for the AMB Group
Proposed Amendments	:	The proposed amendments to the Articles of Association of AMB, details of which are set out in Section 13.4.2 of this Circular
Proposed Capital Reconstruction Exercise	:	The proposed capital reconstruction exercise in relation to the relevant PLC
Proposed Capital Reconstruction for ACB	:	The proposed capital reconstruction exercise of ACB involving a capital reduction of RM0.30 in each existing issued and fully paid-up ordinary share of RM0.50 each and thereafter a capital consolidation on the basis of 5 ordinary shares of RM0.20 each into 1 ordinary share of RM1.00 each in ACB
Proposed Capital Reconstruction for AMB	:	The proposed capital reconstruction exercise of AMB involving a capital reduction of RM0.70 in each existing issued and fully paid-up ordinary share of RM1.00 each and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each in AMB
Proposed Change of Name	:	Proposed change of the Company's name from AMB to Silverstone Corporation Berhad, details of which are set out in Section 13.4.3 of this Circular
Proposed Corporate Restructuring Exercise	:	The proposed corporate restructuring exercise (including the Proposed Capital Reconstruction Exercise) in relation to the relevant PLC Group

Proposed Debt Restructuring Exercise	:	The proposed debt restructuring exercise (including the Proposed Tender as the case may be) in relation to the relevant PLC Group which entails upfront cash payment and the issuance of Shares, RCCPS, bonds/consolidated and rescheduled debts (as the case may be) to the Scheme Creditors of the relevant PLC Group to settle RM and USD denominated loans
Proposed Divestment of Avenel	:	The proposed divestment by AMB of its entire 20% equity interest in Avenel comprising 20,000,000 Shares in Avenel to ACB for a consideration of RM80.63 million payable by AMB to ACB (after netting-off RM17.01 million indemnity payment made by AMB directly to the security providers of Avenel) to be satisfied by netting-off against Inter-PLC Debts owing by the ACB Group to the AMB Group, details of which are set out in Section 5.3 of this Circular
Proposed Divestment Programme	:	The proposed programme for divestment by PLC of certain non-core and peripheral assets and businesses of the relevant PLC Group
Proposed GWRS	:	Proposed group wide restructuring scheme which comprises the Proposed Debt Restructuring Exercise, Proposed Corporate Restructuring Exercise and Proposed Divestment Programme for the Lion Group
Proposed Increase in Authorised Share Capital	:	The proposed increase in the authorised share capital of AMB from RM150,000,000 divided into 150,000,000 ordinary shares of RM1.00 each (after the Proposed Capital Reconstruction for AMB) to RM500,000,000 divided into 499,650,000 ordinary shares of RM1.00 each and 35,000,000 RCCPS of RM0.01 each by the creation of 349,650,000 new ordinary shares of RM1.00 each and 35,000,000 RCCPS of RM0.01 each, details of which are set out in Section 13.4.1 of this Circular
Proposed Tender	:	The proposal by AMB to offer the AMB Group FI Lenders the opportunity to tender their Adjusted Applicable Debts for cancellation by the AMB Scheme Companies in consideration for RM48.8 million available cash, details of which are set out in Section 6.20 of this Circular
PwC	:	PricewaterhouseCoopers Consulting Sdn Bhd
Raslan Loong	:	Raslan Loong, the legal adviser to the Lion Group
Record of Depositors	:	A record of the depositors provided by MCD to the Company under Chapter 24.0 of its rules including any amendments thereof issued by MCD
Related-Party Proposals	:	The Proposed Acquisition of Silverstone, Proposed Divestment of Avenel and proposed settlement of the Inter-PLC Debts between the AMB Group and other PLC Group within the Lion Group
RCCPS	:	Redeemable cumulative convertible preference shares of RM0.01 each to be issued by AMB at an issue price of RM1.00 each pursuant to the Proposed Debt Restructuring Exercise. The principal terms and conditions of the RCCPS are set out in Appendix XI
Redemption Account	:	An account opened and held by AMB and secured in favour of the Security Trustee for the benefit of holders of the AMB Bonds and the AMB-SPV Consolidated and Rescheduled Debts which proceeds in the account are used solely to redeem the AMB Bonds and to repay the AMB Debts and ultimately the AMB-SPV Consolidated and Rescheduled Debts (including payment of taxes, fees and other costs relating to the Proposed AMB Scheme)

Reference Principal Amount(s)	:	The principal amount(s) including capitalised interest (excluding Penalty Interest) owing by the AMB Scheme Companies to the relevant AMB Scheme Creditors as at 30 June 1999, being the date negotiated and agreed between AMB and the core AMB Group FI Lenders
Relevant Amount	:	The cash amount calculated on the basis as set out in Section 6.16 of this Circular
Reporting Accountants	:	PricewaterhouseCoopers
RHB Sakura	:	RHB Sakura Merchant Bankers Berhad
SAM	:	Suzuki Assemblers Malaysia Sdn Bhd, a 49% owned associated company of AMB
SC	:	Securities Commission
Scheme	:	The Proposed Corporate Restructuring Exercise, Proposed Divestment Programme, and Proposed Debt Restructuring Exercise in relation to the relevant PLC Group
Scheme Company(ies)	:	The company(ies) of the relevant PLC Group which are proposed to be included in the relevant Scheme
Scheme Creditor(s)	:	The FI lender(s), non-FI creditor(s) and/or Inter-PLC Creditor(s) (as the case may be) of the relevant Scheme Companies whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise
Security Trustee	:	The party to be appointed to act in the capacity of security trustee for holders of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts and includes its successors-in-title
SFI	:	Sabah Forest Industries Sdn Bhd
Share(s)	:	Ordinary share(s) of RM1.00 each
Silverstone	:	Silverstone Berhad
Silverstone Group	:	Silverstone and its subsidiary companies
Silverstone Sub-Bond	:	Subordinated bond of RM234.04 million in net present value (RM251.66 million in nominal amount) to be issued by Silverstone to AMB, the key terms (including the tenure and YTM) of which are set out in Appendix XIV(D)
Sin Seng	:	Sin Seng Investment Pte Ltd
SPV Redemption Account	:	An account opened and held by AMB-SPV and secured in favour of the Security Trustee for holders of AMB-SPV Consolidated and Rescheduled Debts which proceeds in the account arising from the repayment of the AMB Debts to AMB-SPV will be used solely for the repayment of AMB-SPV Consolidated and Rescheduled Debts
Suzuki Group of Companies	:	SAM, LSM and Lion Suzuki Motor collectively
Teck Bee Mining	:	Teck Bee Mining (M) Sendirian Berhad
Timuriang	:	Timuriang Sdn Bhd

Tirta	:	Tirta Enterprise Sdn Bhd
TIV	:	Total industry volume
Trustee	:	Mayban Trustees Berhad, the party appointed to act in the capacity of trustee for holders of the AMB Bonds and includes its successors-in-title
TSWC	:	Tan Sri William H.J. Cheng
TSWC Group	:	Parties deemed connected to TSWC and DAC, namely Amanvest, Araniaga, LHSB, LHPL, Finlink, Teck Bee Mining, Tirta, WCSB, Horizon Towers, Lancaster, Ceemax and Sin Seng collectively
Umatrac	:	Umatrac Enterprises Sdn Bhd
Utara Enterprise	:	Utara Enterprise Sdn Bhd
Unconditional Date	:	The date on which the last condition precedent for the Proposed AMB Scheme is satisfied
Unsecured AMB Scheme Creditor(s)	:	AMB Group FI Lender(s) to the AMB Scheme Companies and/or AMB Group Inter-PLC Creditor(s) as set out in Appendices IX and X
USA	:	United States of America
WCSB	:	William Cheng Sdn Bhd
YTM	:	Yield to maturity

CURRENCIES:

AUD	:	Australian Dollar
CHF	:	Swiss Franc
HK$	:	Hong Kong Dollar
NLG	:	Netherlands Guilder
NT$	:	New Taiwan Dollar
PHP	:	Philippines Peso
£ / GBP	:	Great Britain Pound
RM and sen	:	Ringgit Malaysia and sen respectively
Rmb	:	Chinese Renminbi
Rp	:	Indonesian Rupiah
SGD	:	Singapore Dollar
USD and cents	:	United States Dollar and cents respectively

TABLE OF CONTENTS

APPENDICES

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997, had an adverse impact on the financial performance of certain companies within the Lion Group (including the AMB Group), as a result of which their cash flows were insufficient to service their respective debt obligations.

AMB has been classified by KLSE as an affected PLC pursuant to Practice Note No. 4/2001 on 24 May 2002 due to the deficit recorded in its adjusted shareholders' funds. For the FYE 30 June 2002, AMB recorded an audited consolidated LAT and MI of RM221.27 million and its audited consolidated NTL as at 30 June 2002 was RM207.08 million. For the 3 months financial period ended 30 September 2002, AMB recorded an unaudited consolidated LAT and MI of RM17.97 million and its unaudited consolidated NTL as at 30 September 2002 was RM223.74 million.

Many of the companies within each PLC Group have inter-company receivables from companies of another PLC Group, which represent significant assets. The intertwined relationship of the companies within the Lion Group necessitates a global solution to facilitate an orderly recognition of the positions of all affected creditors and the pooling of resources available for repayment of the debts of affected companies within the Lion Group (including the AMB Scheme Companies).

The Proposed AMB Scheme (which is set out in Sections 5 and 6 of this Circular) is an integral part of an overall scheme comprising, *inter alia*, various proposed corporate and debt restructuring exercises for the Lion Group. The proposals under the Proposed GWRS for the Lion Group (including the Proposed AMB Scheme) are inter-conditional.

The approach under the Proposed GWRS involves the following:

a) the Proposed Corporate Restructuring Exercise for the four PLC Groups within the Lion Group to facilitate the tapping of future dividends/cash flows from the KOC in the Lion Group and to streamline the businesses of each PLC Group such that they each has one or two core businesses;

b) the Proposed Divestment Programme for each of the four PLC Groups to rationalise their activities through the sale of non-core and peripheral assets and businesses;

c) the pooling of cash flows from the KOCs and proceeds from the Proposed Divestment Programme under the relevant PLC;

d) the consolidation of debts of the Scheme Companies within the relevant PLC level; and

e) the pooling of the various sources of cash flow available within each PLC Group, to reduce the risk of default through diversification of sources of cash flow supporting redemption/repayment.

The main objective of the Proposed AMB Scheme is to enable each of the AMB Scheme Companies to continue its operations as a going concern and in the medium to long term, enhance value for all shareholders and the AMB Scheme Creditors and to ensure that the AMB Scheme Companies are able to meet their commitments to the AMB Scheme Creditors. With its debts restructured, the management of the AMB Group would be able to focus on creating value for shareholders.

The interests of the shareholders have been duly considered and in the opinion of your Board, the Proposed AMB Scheme represents an equitable solution for all stakeholders including the shareholders of AMB.

Proposed Corporate Restructuring Exercise

The transactions of the Proposed Corporate Restructuring Exercise for the AMB Group are as follows:

i) Proposed capital reconstruction exercise of AMB involving a capital reduction of RM0.70 in each existing issued and fully paid-up ordinary share of RM1.00 each and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each;

ii) Proposed acquisition of 100% equity interest in Silverstone for RM255.68 million;

iii) Proposed disposal of 20% equity interest in Avenel for a payment of RM80.63 million; and

iv) Proposed settlement of a portion of the Inter-PLC Debts owing to the AMB Scheme Companies and owing by the AMB Scheme Companies.

Further, your Board has identified non-core and peripheral assets amounting to an estimated RM382.2 million (in terms of aggregate net divestment proceeds), which are expected to be divested progressively over a period of approximately 4 years up to the year 2006, and the divestment proceeds are dedicated for the Proposed Debt Restructuring Exercise for the AMB Group.

Proposed Debt Restructuring Exercise

I. **AMB Scheme Creditors whose debts are addressed**

The names of the AMB Group FI Lenders whose debts are proposed to be addressed by the Proposed Debt Restructuring Exercise for the AMB Group as well as the particulars of the nature/type of facilities and amounts addressed are set out in Appendix IX.

The details of the AMB Group Inter-PLC Creditors whose debts are proposed to be addressed by the Proposed Debt Restructuring Exercise for the AMB Group are set out in Appendix X.

II. **Mode of settlement of the AMB Scheme Creditors**

i) The Applicable Debts owing to the AMB Scheme Creditors refer to the "Outstanding Principal Amounts".

ii) For AMB Scheme Creditors, a principal portion of the Outstanding Principal Amounts is proposed to be waived and the quantum of their Outstanding Principal Amounts to be waived shall be calculated in the manner as set out in Appendix XIII.

iii) For AMB Scheme Creditors where there is any payment made from 1 July 1999 but prior to the Unconditional Date, their Outstanding Principal Amounts shall be subject to a further reduction equivalent to the Further Sum.

iv) Following negotiations with the core AMB Group FI Lenders, AMB proposes that the Adjusted Applicable Debts owing to the AMB Group FI Lenders and Inter-PLC Creditors be settled in the following manner:

(a) 5% of the Adjusted Applicable Debts owing to the Class B and Class C Unsecured AMB Scheme Creditors (excluding CG Lenders) of RM611.737 million are proposed to be settled by way of a debt to equity conversion *via* the issuance of 30.587 million AMB Shares (representing 9.0% of the enlarged share capital of AMB after the Proposed AMB Scheme but before the RCCPS conversion). The issue price of the AMB Shares is fixed at RM1.00 per AMB Share determined based on the pricing basis set out in Section 6.18 of this Circular;

(b) 5% of the Adjusted Applicable Debts owing to Class B and Class C Unsecured AMB Scheme Creditors (excluding CG Lenders) of RM611.737 million are proposed to be settled by way of a debt to RCCPS conversion *via* the issuance of 30.587 million RCCPS by AMB. The issue price of the RCCPS is fixed at RM1.00 per RCCPS, whilst the conversion price of the RCCPS is fixed at RM1.10 per AMB Share determined based on the pricing basis set out in Section 6.18 of this Circular;

(c) For Class B Unsecured AMB Scheme Creditors (excluding CG Lenders), after accounting for items (a) and (b) above, an additional 5.9% of their Adjusted Applicable Debts of RM446.569 million are proposed to be settled by upfront cash payment amounting to RM26.419 million, and the balance 84.1% of their Adjusted Applicable Debts owing by the AMB Scheme Companies of RM446.569 million are proposed to be settled by the issuance of RM98.593 million in net present value (RM117.120 million in nominal amount) of AMB Bonds (for RM denominated loan) and RM276.899 million in net present value (RM319.249 million in nominal amount) of AMB-SPV Consolidated and Rescheduled Debts (for USD denominated loan);

(d) For Class C Unsecured AMB Scheme Creditors, after accounting for items (a) and (b) above, the balance 90% of their Adjusted Applicable Debts owing by the AMB Scheme Companies of RM165.168 million are proposed to be settled by the issuance of RM39.032 million in net present value (RM59.229 million in nominal amount) of AMB Bonds (for RM denominated loan) and RM109.620 million in net present value (RM155.546 million in nominal amount) of AMB-SPV Consolidated and Rescheduled Debts (for USD denominated loan); and

(e) The proposed mode of settlement of the Adjusted Applicable Debts owing to the CG Lenders of RM97.637 million is set out in Section 6.8 of this Circular.

A diagrammatic summary of the proposed mode of settlement of the AMB Scheme Creditors (excluding CG Lenders) together with the pertinent features of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts is set out in Section 6.1 of this Circular.

III. **Proposed Categorisation of AMB Scheme Creditors**

For the purpose of determining the mode of settlement, the AMB Group FI Lenders and Inter-PLC Creditors shall be categorised as follows:

i) Class B Unsecured AMB Scheme Creditors

The portion of the Adjusted Applicable Debt which is recoverable based on the estimated rate of recovery at the respective AMB Scheme Companies concerned, would be allocated Class B AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts.

ii) Class C Unsecured AMB Scheme Creditors

The portion of the Adjusted Applicable Debt which is not recoverable based on the estimated rate of recovery at the respective AMB Scheme Companies concerned, would be allocated Class C AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts.

An illustration of the classes of instruments to be allocated to the AMB Scheme Creditors is set out in Section 6.4 of this Circular.

The classification of the AMB Scheme Creditors and the applicable recovery rates are set out in Appendix IX.

IV. **Proposed YTM and repayment profile**

The proposed cash YTMs and the value of free AMB Shares to be issued as equity-kicker for each class of AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts are set out below:

Category	Instrument	Cash YTM [1]	Equity-kicker enhancement to YTM			All-in YTM [2]
			Kicker YTM [1]	Value of AMB Shares issued as equity-kicker	Total No. of AMB Shares ('million)	
Class B	Bonds	4.75%	0.85%	Approximately RM2,428 of AMB Shares at the assumed value of RM1.00 per AMB Share would be attached to each RM100,000 of Adjusted Applicable Debts	2.85	5.60%
Class B	Consolidated and Rescheduled Debts	4.00%	0.85%	Approximately USD2,402 of AMB Shares at the assumed value of RM1.00 per AMB Share would be attached to each USD100,000 of Adjusted Applicable Debts	7.91	4.85%
Class B	Consolidated and Rescheduled Debts (CG Lenders)	4.00%	0.85%	Approximately USD799.09 of AMB Shares at the assumed value of RM1.00 per AMB Share would be attached to each USD100,000 of Adjusted Applicable Debts	0.78	4.85%
Class C	Bonds	4.75%	0.85%	Approximately RM6,286 of AMB Shares at the assumed value of RM1.00 per AMB Share would be attached to each RM100,000 of Adjusted Applicable Debts	2.72	5.60%
Class C	Consolidated and Rescheduled Debts	4.00%	0.85%	Approximately USD6,288 of AMB Shares at the assumed value of RM1.00 per AMB Share would be attached to each USD100,000 of Adjusted Applicable Debts	7.66	4.85%
Total					**21.92**	

Notes:
1. *The cash YTM and kicker YTM were arrived at following negotiations with the core AMB Group FI Lenders and after taking into consideration the availability of the AMB Group's projected cash flows for the 10-year period from 2002 to 2011.*
2. *Represents the aggregate of the cash YTM and kicker YTM.*

A contingent back-end Loyalty Payment of up to a maximum of 0.75% in addition to the cash YTMs shall be payable upon the full redemption/repayment of all classes of the AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts, to the extent of the apportioned Relevant Amount, if any.

The AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts are redeemable/repayable in annual instalments and their proposed redemption/repayment tenure is summarised as below:

Unsecured AMB Scheme Creditors	
Class B	**Class C**
1 – 7 years	1 – 10 years

The first annual redemption/repayment date of the AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts shall be on the Issue Date, and thereafter, the subsequent annual redemption/repayment dates shall be on every 31 December. However, a redemption/repayment made at any date which is not more than 14 days before each redemption/repayment date of 31 December will not be construed as early redemption/repayment.

Based on the proposed yearly redemption/repayment amounts and the due dates for the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts, holders of the AMB Bonds and the AMB-SPV Consolidated and Rescheduled Debts would receive the relevant cash YTM as stated above for the period commencing on 1 January 2002 and ending on the respective last annual redemption/repayment date for the AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts. Accordingly, interest due to holders of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts (including AMB Group FI Lenders) from 1 January 2002 is built into the relevant cash YTM as stated above.

The redemption/repayment profiles of the AMB Bonds and the AMB-SPV Consolidated and Rescheduled Debts are set out in Appendix XII.

The AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts were previously targeted to be issued on 1 January 2002 and accordingly, the up-front cash payment totalling RM28.59 million ("Year 0 Payment") was previously targeted to be paid to the AMB Scheme Creditors on 1 January 2002 as well. However, in view of the unforeseen delay in the implementation of the Proposed AMB Scheme which is expected to be effected in the first quarter of 2003, AMB proposes to pay interest on the Year 0 Payment for the period commencing on 1 January 2002 up to the Issue Date calculated based on the cash YTM applicable to the relevant AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts without interest compounding ("Year 0 Interest").

For illustrative purposes only, the estimated Year 0 Interest to be paid by AMB is approximately RM1.20 million and this Year 0 Interest shall be paid to holders of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts on the Issue Date and to be funded from the interest earned between 1 January 2002 to the Unconditional Date (assuming at 31 December 2002 for illustrative purpose only) from proceeds arising from the Proposed Divestment Programme for the AMB Group currently deposited in designated escrow accounts.

V. **Payment of Back-End Amount**

A contingent payment of up to the nominal value of the Back-End Amount (calculated in accordance with the formula set out in Appendix XIII) shall be payable to the Unsecured AMB Scheme Creditors as contingent payment of the Principal Waived upon the full redemption/repayment of all classes of the AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts, if and to the extent of the apportioned Relevant Amount, if any.

Proposed Increase in Authorised Share Capital, Proposed Amendments and Proposed Change of Name

In order to facilitate the issuance of RCCPS under the Proposed Debt Restructuring Exercise for the AMB Group, your Board has proposed to increase the authorised share capital of AMB from RM150,000,000 divided into 150,000,000 ordinary shares of RM1.00 each (after the Proposed Capital Reconstruction for AMB) to RM500,000,000 divided into 499,650,000 ordinary shares of RM1.00 each and 35,000,000 RCCPS of RM0.01 each by the creation of 349,650,000 ordinary shares of RM1.00 each and 35,000,000 RCCPS of RM0.01 each. In addition, your Board has proposed to amend the Articles of Association of AMB to give effect to the issuance of RCCPS, details of which are set out in Appendix XIX.

Upon completion of the Proposed Corporate Restructuring Exercise, the AMB Group would principally focus on, *inter alia*, the manufacture and distribution of tyres *via* the Silverstone Group. Accordingly, your Board has proposed to change the name of the Company from AMB to Silverstone Corporation Berhad to better reflect the activities of the AMB Group.

ANGKASA MARKETING BERHAD (41515 – D)
(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

9 January 2003

Board of Directors:

Tan Sri William H.J. Cheng *(Chairman)*
Phang Wai Yeen *(Managing Director)*
Ngan Yow Chong *(Executive Director)*
Tan Sri Dato' Jaffar bin Abdul
Datuk Cheng Yong Kim
Dato' Haji Hashim bin Saad
Eow Kwan Hoong

To: The Shareholders of AMB

Dear Sir/Madam,

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES IN RESPECT OF THE AMB GROUP

1. INTRODUCTION

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997 had an adverse impact on the financial performance of certain companies within the Lion Group (including the AMB Group), as a result of which their cash flows were insufficient to service their respective debt obligations.

On 5 July 2000 and 19 October 2000, the Lion Group announced the Proposed GWRS and the revisions thereto, encompassing various proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises, which is envisaged to provide the Lion Group (and the AMB Scheme Companies in particular) with the financial ability to meet their financial commitments to the Scheme Creditors (and the AMB Scheme Creditors in particular), to enable the Lion Group to continue operations on a going-concern basis and, in the medium to long term, to regain a position of profitability.

However, subsequent to the aforesaid announcements, the growth of the Malaysian economy had reduced significantly and the economy faces a prospect of further slow down due to the uncertainties facing the global financial markets. The weaker domestic economy had led to less favourable operating conditions which have necessitated a re-examination of the sources of cash flows identified to support the proposed debt restructuring under the Proposed GWRS announced earlier. Following the completion of the aforesaid review, necessary revisions and adjustments were made to the structure and terms of the Proposed GWRS, details of which were announced on 8 October 2001.

Further to the announcement on 8 October 2001 and following the close of the financial period ended 31 December 2001, the Lion Group's senior management again re-examined the operational performance and actual financial results achieved by Megasteel and SFI (two of the three KOCs within the Lion Group whose future cash flows have been identified to support the Proposed Debt Restructuring Exercise of the Lion Group).

The Lion Group's senior management noted that the actual domestic demand and market prices for Megasteel's hot-rolled coils and SFI's pulp and paper have been significantly lower than the original forecast/projections. Following the aforesaid review, the Directors of the Lion Group revised downwards the profit and cash flow forecasts and projections of Megasteel and SFI and the revisions were flowed-through to the Proposed GWRS announced on 5 July 2000, 19 October 2000 and 8 October 2001. The further revisions and adjustments made to the Proposed GWRS were announced on 26 March 2002.

The Proposed Debt Restructuring Exercise, which is an integral part of the Proposed GWRS as set out in this Circular, was arrived at following negotiations amongst the core FI lenders of the Lion Group under the auspices of the Corporate Debt Restructuring Committee of BNM.

On 9 May 2002, the Lion Group announced that the FIC, MITI and the Controller of Foreign Exchange (BNM) have approved the relevant proposals within the Proposed GWRS that required their respective approvals, details of which are set out in Section 11 of this Circular.

Further, on 12 July 2002, the Lion Group announced that the SC has approved the Proposed GWRS *vide* its letters dated 9 July 2002, which includes the Proposed AMB Scheme, details of which are as set out in Section 11 of this Circular.

AMB had on 19 August 2002 issued an Explanatory Statement pursuant to Section 177 of the Cos Act to the AMB Scheme Creditors to seek their approval for the Proposed AMB Scheme (details of the Proposed Debt Restructuring Exercise as set out in the Explanatory Statement are also set out in Section 6 of this Circular) at the Court-Convened Meetings. The approval of the AMB Scheme Creditors was obtained at their respective Court-Convened Meetings held on 16 September 2002.

On 10 October 2002, the Lion Group announced that following an appeal submitted by the Lion Group to the SC, the SC has approved, *inter alia,* AMB's appeal on certain terms and conditions imposed by the SC *vide* its letters dated 9 July 2002, details of which are set out in Section 11 of this Circular.

On 30 May 2002 and 24 September 2002, your Board has announced the Proposed Change of Name and the Proposed Amendments, details of which are set out in Section 13.4 of this Circular.

In addition, your Board has proposed to increase the authorised share capital of AMB from RM150,000,000 divided into 150,000,000 ordinary shares of RM1.00 each (after the Proposed Capital Reconstruction for AMB) to RM500,000,000 divided into 499,650,000 ordinary shares of RM1.00 each and 35,000,000 RCCPS of RM0.01 each by the creation of 349,650,000 ordinary shares of RM1.00 each and 35,000,000 RCCPS of RM0.01 each.

The purpose of this Circular is to provide you with the relevant details of the Proposals, to set out your Board's recommendation thereon and to seek your approval for the resolutions pertaining to the Proposals to be tabled at the forthcoming EGM to be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003 at 9.30 a.m. The Notice of the EGM is enclosed in this Circular.

Certain proposals within the Proposed AMB Scheme (namely the Related-Party Proposals) are related party transactions, and in compliance with the requirements of Chapter 10 of the Listing Requirements of the KLSE, Ernst & Young Corporate Finance has been appointed by AMB as the Independent Adviser to advise the Independent Directors and minority shareholders of AMB on the fairness and reasonableness of the terms and conditions of the Related-Party Proposals. Ernst & Young Corporate Finance has confirmed to the KLSE and the SC *vide* its letters dated 13 July 2000, that it has met the requirements of the Listing Requirements of the KLSE to act as the Independent Adviser to the Independent Directors and minority shareholders of AMB. The appointment of Ernst & Young Corporate Finance was approved by the KLSE on 25 September 2000.

The Independent Advice Circular from Ernst & Young Corporate Finance will be despatched to shareholders in due course. Shareholders are advised to read both this Circular and the Independent Advice Circular from Ernst & Young Corporate Finance carefully before voting on the resolutions pertaining to the Proposals (which includes the Related-Party Proposals) to be tabled at the forthcoming EGM.

2. INFORMATION ON THE AMB GROUP

AMB was incorporated in Malaysia on 25 August 1978 as Angkasa Marketing Sdn Bhd under the Cos Act. It was converted into a public company and adopted its current name on 23 August 1990. AMB was listed on the Main Board of the KLSE on 25 July 1991.

As at 25 November 2002, AMB's authorised share capital is RM500,000,000 comprising 500,000,000 ordinary shares of RM1.00 each, whilst its present issued and fully paid-up share capital is RM147,451,096 comprising 147,451,096 ordinary shares of RM1.00 each.

The principal activity of the Company is investment holding. Its subsidiary and associated companies are principally involved in activities related to the manufacturing and distribution of automotive, motorcycle and related component parts, which are located in Malaysia, Singapore and the PRC.

For the FYE 30 June 2002, AMB recorded an audited consolidated LAT and MI of RM221.27 million and its audited consolidated NTL as at 30 June 2002 was RM207.08 million. For the 3 months financial period ended 30 September 2002, AMB recorded an unaudited consolidated LAT and MI of RM17.97 million and its unaudited consolidated NTL as at 30 September 2002 was RM223.74 million.

Further information on AMB is set out in Appendix I.

3. THE AUDITED FINANCIAL POSITION OF THE AMB GROUP AS AT 30 JUNE 2002

The summarised audited consolidated balance sheet of AMB as at 30 June 2002 is as follows:

	RM'000
Property, plant and equipment	558,928
Investment in associated companies	284,984
Long term investments	41,994
Goodwill on consolidation	14,610
Other intangible assets	1,462
Net current liabilities	(966,704)
	(64,726)
Share Capital	147,451
Reserves	(338,455)
Shareholders' funds	(191,004)
Minority interests	113,540
Long term borrowings	12,101
Deferred liabilities	132
Deferred taxation	505
	(64,726)

The AMB Group's bank borrowings as at 30 June 2002 are as follows:

Bank borrowings	Short term [1] RM'000	Long term [2] RM'000	Working capital [3] RM'000	Total RM'000
Secured [4]	25,378	5,161	2,909	33,448
Unsecured [5]	910,116	6,940	106,034	1,023,090
	935,494	12,101	108,943	1,056,538

Notes:

1. *Short term borrowings comprise short term loans which are repayable within 12 months from the balance sheet date.*

2. *Long term borrowings comprise long term loans which are repayable after 12 months from the balance sheet date.*

3. *Working capital comprises bank overdrafts, bills payable and revolving credit, which are repayable within 12 months from the balance sheet date.*

4. *The secured debts are borrowings which are secured against the assets of the AMB Group.*

5. *The unsecured debts are borrowings obtained by the AMB Group without any security against the assets of the AMB Group.*

The AMB Group's bank borrowings are denominated in the following currencies:

	Foreign currency '000	Exchange Rate*	Local currency RM'000 (or equivalent)
RM	-	-	53,532
USD	159,308	3.800	604,538
Rmb	867,934	0.459	398,468
			1,056,538

Note:

* *Based on the exchange rate as at 28 June 2002 (Source: The Star Newspapers dated 29 June 2002).*

As at 30 June 2002, there is an unsecured guarantee given by the Company to FIs for credit facilities granted to Avenel (an associated company of AMB) amounting to RM152.06 million.

The AMB Group's Inter-PLC Debts as at 30 June 2002 are as follows:

Inter-PLC Debts

	RM'000
Amount due to the AMB Group from other companies [1] within the Lion Group (other than the AMB Group) [2]	234,101
Amount payable by the AMB Group to other companies [1] within the Lion Group (other than the AMB Group)	(166,179)
Net Inter-PLC Debts	67,922

Notes:

1. *The name of the companies whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix X.*

2. *Up to the FYE 30 June 2002, AMB has made a provisional loss amounted to approximately RM58 million, comprising (i) RM41 million of Principal Waived by AMB for the Inter-PLC Debts owing from the ACB Group, CPB and the LCB Group to the AMB Group and (ii) RM17 million loss arising from the Cash Yield Adjustment pursuant to the Proposed Divestment of Avenel as described in Section 5.3.1 of this Circular.*

The amount of bank borrowings and Inter-PLC Debts proposed to be addressed under the Proposed Debt Restructuring Exercise for the AMB Group (details of which are set out in Section 6 of this Circular) are as follows:

	Outstanding as at 30 June 2002 RM'000	**Amount addressed under Proposed AMB Scheme RM'000**	**Amount not addressed under Proposed AMB Scheme RM'000**
AMB Group FI Lenders	1,056,538	575,374 [1]	481,164 [3]
Inter-PLC Creditors	166,179	161,000 [2]	5,179 [4]
	1,222,717	736,374	486,343

Notes:

1. *This amount represents the Adjusted Applicable Debts owing to the AMB Group FI Lenders as at 31 December 2001.*

2. *This amount represents the Outstanding Principal Amount owing to the Inter-PLC Creditors of RM205.83 million less the Further Sum of RM44.83 million as at 31 December 2001.*

3. *The balance of the RM481.16 million debts owing to the FI lenders that are not addressed under the Proposed AMB Scheme are proposed to be addressed by the AMB Group as follows:*
   - *(a) 9.7% of the total debts owing by certain companies within the AMB Group had been restructured on an entity work-out approach which was completed on 11 January 2001; and*
   - *(b) 90.3% of the total debts is attributable to certain companies within the AMB Group which have been identified as non-core assets and are proposed to be divested by AMB under the Proposed Divestment Programme. AMB is not liable as guarantor for the debt obligations of these companies.*

4. *The balance of the RM5.18 million debts owing to the Inter-PLC Creditors that are not addressed under the Proposed AMB Scheme are regarded by your Board as sustainable debts (being debts that the AMB Group is able to service) and are not subject to any debt restructuring exercise.*

Further details on the AMB Group FI Lenders and Inter-PLC Creditors are set out in Appendices IX and X respectively.

4. RATIONALE AND BENEFITS OF THE PROPOSED GWRS AND THE PROPOSED AMB SCHEME

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997, had an adverse impact on the financial performance of certain companies within the Lion Group (including the AMB Group), as a result of which their cash flows were insufficient to service their respective debt obligations.

AMB has been classified by KLSE as an affected PLC pursuant to Practice Note No. 4/2001 on 24 May 2002 due to the deficit recorded in its adjusted shareholders' funds. For the FYE 30 June 2002, AMB recorded an audited consolidated LAT and MI of RM221.27 million and its audited consolidated NTL as at 30 June 2002 was RM207.08 million. For the 3 months financial period ended 30 September 2002, AMB recorded an unaudited consolidated LAT and MI of RM17.97 million and its unaudited consolidated NTL as at 30 September 2002 was RM223.74 million.

Many of the companies within each PLC Group have inter-company receivables from companies of another PLC Group, which represent significant assets. The intertwined relationship of the companies within the Lion Group necessitates a global solution to facilitate an orderly recognition of the positions of all affected creditors and the resources available for repayment of the debts of affected companies within the Lion Group (including the AMB Scheme Companies).

The Proposed AMB Scheme (which is set out in Sections 5 and 6 of this Circular) is an integral part of an overall scheme comprising, *inter alia*, various proposed corporate and debt restructuring exercises for the Lion Group. The proposals under the Proposed GWRS for the Lion Group (including the Proposed AMB Scheme) are inter-conditional.

The approach under the Proposed GWRS involves the following:

a) the Proposed Corporate Restructuring Exercise for the four PLC Groups within the Lion Group to, *inter alia*, facilitate the tapping of future dividends/cash flows from the KOC in the Lion Group and to streamline the businesses of each PLC Group such that they each has one or two core businesses;

b) the Proposed Divestment Programme for each of the four PLC Groups to rationalise their activities through the sale of non-core and peripheral assets and businesses;

c) the pooling of cash flows from the KOC and proceeds from the Proposed Divestment Programme under the relevant PLC;

d) the consolidation of debts of the Scheme Companies within the relevant PLC level; and

e) the pooling of the various sources of cash flow available within each PLC Group, to reduce the risk of default through diversification of sources of cash flow supporting redemption/ repayment.

The overall concept of the Proposed AMB Scheme is essentially a rescheduling of the AMB Scheme Companies' debts so that their debts may be repaid in a structured and timely manner moving forward. Under the Proposed AMB Scheme, there is an up-front dedication of cash flow for redemption and repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts where the available cash flow (after setting aside a certain amount to cater for future contingencies) are matched with the debt obligations of AMB.

The identified sources of cash flow that would support the redemption/repayment of the AMB Bonds and the AMB-SPV Consolidated and Rescheduled Debts comprise mainly (i) payments from the Silverstone Sub-Bond, (ii) net proceeds from the disposal of any assets in the Proposed Divestment Programme for the AMB Group, (iii) proceeds from the redemption of the ACB Bonds; and (iv) proceeds from the CPB Inter-Co Repayment, details of which are set out in Section 6.13 of this Circular. The diversified sources of cash flow supporting the redemption/repayment of the said instruments are intended to reduce the risk of default, which would be beneficial to the stakeholders.

Whilst flexibility is given to the management of the AMB Group to execute the divestment programme and maximise divestment value as well as to achieve expected financial results for Silverstone, which would enable Silverstone to upstream its surplus future cash flows to AMB (which are in the interest of the stakeholders), the yearly redemption/repayment profile of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts sets clear benchmarks for the management of the AMB Group.

The specific rationale for each of the corporate transactions proposed under the Proposed Corporate Restructuring Exercise for the AMB Group is set out in Section 5 of this Circular.

For AMB's shareholders, the main benefit of the Proposed AMB Scheme is that each of the AMB Scheme Companies will be able to continue operations on a going-concern basis and with its debts restructured, the management of the AMB Group would be able to focus on creating value for shareholders.

The interest of the shareholders of AMB has been duly considered and in the opinion of your Board, the Proposed AMB Scheme represents an equitable solution for all stakeholders including the shareholders of AMB.

5. THE PROPOSED CORPORATE RESTRUCTURING EXERCISE

Upon completion of the Proposed Corporate Restructuring Exercise, the AMB Group would principally focus on the manufacture and distribution of tyres, rubber compound and their other related products *via* the Silverstone Group and sale and distribution of "Suzuki" motorcycles and motor vehicles and assembly of "Suzuki" motorcycles *via* the Suzuki Group of Companies.

The Proposed Corporate Restructuring Exercise would involve the following proposals:

5.1 Proposed Capital Reconstruction for AMB

The cash flows projected over the next 9 years by your Board after setting aside an amount to cater for future contingencies, are not expected to be sufficient to support repayment of the debts of the AMB Scheme Creditors entirely in cash. Accordingly, it is necessary to issue new AMB Shares as equity-kicker (as yield enhancement to the cash YTM as described in Section 6.6 of this Circular) and for debt to equity conversion to address the shortfall in the available cash flows. However, your Board noted that the market prices of the AMB Shares as traded on the KLSE have been lower than the par value of AMB Shares since April 1998, and without a share capital reconstruction exercise for AMB, the new AMB Shares may not be instruments which are acceptable to the AMB Scheme Creditors. Further, the AMB Group has been recording losses for the past five financial years and as at 30 June 2002, the audited consolidated accumulated losses amounted to RM509.96 million and its consolidated total assets is less than its consolidated total liabilities with a consolidated NTL per AMB Share of RM1.40.

Accordingly, your Board proposes that AMB implements a capital reconstruction exercise involving a capital reduction of RM0.70 in each existing issued and fully paid-up ordinary share of RM1.00 each in AMB and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each in AMB as follows:

	Existing issued and fully paid-up capital (RM)	*Par value (RM)*	*Proposed Capital Reduction (%)*	*Issued and fully paid-up capital after Proposed Capital Reconstruction for AMB (RM)*
AMB	147,451,096	1.00	70	44,235,330*

Note:

* *After taking into account the proposed allotment and issuance of an additional 4 ordinary shares of RM0.30 each for cash to increase the issued and fully paid-up share capital from RM44,235,328.80 (after the proposed capital reduction of RM0.70 in each AMB Share) to RM44,235,330.*

The credit arising from the Proposed Capital Reconstruction for AMB of RM103.22 million will be used to reduce the accumulated losses of AMB. On a proforma basis, the audited consolidated accumulated losses of AMB as at 30 June 2002 will be reduced from RM509.96 million to RM406.74 million.

Fractions of the AMB Shares after the Proposed Capital Reconstruction for AMB shall be disregarded and dealt with in such manner as your Board in its absolute discretion thinks fit and expedient.

The AMB Shares after the Proposed Capital Reconstruction for AMB shall rank *pari passu* amongst each other in respect of entitlements to dividends, rights, allotments or other distributions should the entitlement date for such dividends, rights, allotments or other distributions be declared after the Proposed Capital Reconstruction for AMB.

For illustrative purposes only, the theoretical market price of the AMB Shares after the Proposed Capital Reconstruction for AMB may be calculated as follows:

$$E = \frac{B}{(1 - C)}$$

Where:

E	=	Theoretical market price of the AMB Shares after the Proposed Capital Reconstruction for AMB
B	=	Last transacted market price of the AMB Shares prior to the date at which the Record of Depositors will be closed, and the AMB Shares held by shareholders whose name appear in the Record of Depositors as at that date would be subject to the capital reconstruction exercise
C	=	70%, being the proposed percentage of capital reduction

5.2 Proposed Acquisition of Silverstone

5.2.1 Terms and Conditions

It is proposed that a scheme of acquisition under Section 176 of the Cos Act be implemented for the Proposed Acquisition of Silverstone. It is proposed that AMB acquires 100% equity interest in Silverstone, comprising 203,877,500 Silverstone Shares, which is presently 52.27% collectively held by ACB and Umatrac, 0.07% held by Posim (part of the restructured LLB Group), 6.35% collectively held by LCB and Limpahjaya, 15.56% collectively held by DAC and TSWC Group and 25.75% held by other minority shareholders of Silverstone, for a total purchase consideration of RM255.68 million.

A conditional share sale agreement dated 5 July 2000 and supplemental share sale agreements dated 19 October 2000, 8 October 2001, 26 March 2002, 3 September 2002 and 7 January 2003 respectively were entered into between AMB and the vendors of Silverstone (apart from the minority shareholders of Silverstone) in respect of the Proposed Acquisition of Silverstone. The salient terms and conditions of the aforesaid conditional share sale agreements (as varied and supplemented by the supplemental agreements to cater for the revisions to certain terms and conditions of the Proposed Acquisition of Silverstone) are set out hereafter and Sections 5.2.2, 5.2.3 and 5.2.5 of this Circular.

It is proposed that the purchase consideration of RM255.68 million would be satisfied as follows:

i) As at 31 December 2001, there was an existing Inter-PLC Debt owing by the LCB Group to the AMB Group of RM8 million. It is proposed that part of the purchase consideration of RM16.24 million payable to LCB and Limpahjaya for their 6.35% equity interest in Silverstone, comprising 12,946,752 Silverstone Shares, to be satisfied by netting-off the aforesaid Inter-PLC Debt owing by the LCB Group to the AMB Group. As a result of the Cash Yield Adjustment, the amount of Inter-PLC Debt available for the net-off shall be RM6.82 million. The detailed explanation on the Cash Yield Adjustment is set out in Appendix XIII.

   The balance of RM9.42 million shall be settled by the issuance of 8.97 million new AMB Shares determined based on the pricing basis set out in Section 5.6 of this Circular; and

ii) RM239.44 million payable to the other vendors for the remaining 93.65% equity interest in Silverstone, comprising 190,930,748 Silverstone Shares, shall be satisfied by the issuance of 231.17 million new AMB Shares determined based on the pricing basis set out in Section 5.6 of this Circular.

Based on the pricing basis set out in Section 5.6 of this Circular, 240.14 million new AMB Shares are to be issued to the following parties pursuant to the Proposed Acquisition of Silverstone:

Vendor	No.of Silverstone Shares to be disposed (million)	Equity Interest (%)	Consider-ation (RM 'mil)	Inter-PLC Debt netted-off (RM 'mil)	Value of AMB Shares to be issued (RM 'mil)	Issue Price of AMB Shares[1] (RM)	No. of AMB Shares to be issued (million)	% of enlarged share capital of AMB[2]
ACB and Umatrac	106.57	52.27	133.64	-	133.64	1.05	127.28	37.6%
Posim	0.14	0.07	0.18	-	0.18	1.05	0.17	0.05%
LCB and Limpahjaya	12.95	6.35	16.24	6.82	9.42	1.05	8.97	2.6%
DAC and TSWC Group	31.73	15.56	39.79	-	39.79	1.05	37.89	11.2%
Other minority shareholders of Silverstone	52.49	25.75	65.83	-	65.83	1.00	65.83	19.4%
Total	**203.88**	**100.00**	**255.68**	**6.82**	**248.86**		**240.14**	**70.9%**

Notes:

1. *The SC has, vide its letter dated 9 July 2002 approving the Proposed AMB Scheme, required that the AMB Shares to be issued as consideration to ACB, Umatrac, Posim, LCB, Limpahjaya, DAC and TSWC Group pursuant to the Proposed Acquisition of Silverstone must be fixed at a premium of at least 5% above the theoretical market price of AMB Shares after the Proposed Capital Reconstruction for AMB, subject to a minimum issue price of RM1.05 per AMB Share.*

2. *After the Proposed AMB Scheme (before the conversion of RCCPS).*

The Silverstone Shares shall be acquired by AMB free from all liens, claims, charges, encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the Proposed Acquisition of Silverstone.

The Proposed Acquisition of Silverstone forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Acquisition of Silverstone is a related party transaction. The names of the Directors of AMB, substantial shareholders and persons connected to them who are interested in the Proposed Acquisition of Silverstone are set out in Section 12 of this Circular.

5.2.2 **Ranking of the New AMB Shares and Moratorium on Disposal**

The new AMB Shares to be issued which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for AMB, shall rank *pari passu* in all respects with the existing AMB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new AMB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

The SC has, *vide* its letter dated 9 July 2002 approving the Proposed AMB Scheme, imposed a moratorium on the disposal of 50% of the new AMB Shares to be received by ACB, Umatrac, Posim, LCB, Limpahjaya, DAC and the TSWC Group for a period of 1 year from the date of listing of the AMB Shares. Thereafter, the aforesaid parties are only allowed to dispose, transfer or assign up to a maximum of one-third (1/3) of the said AMB Shares under moratorium per annum ("Disposal Moratorium").

The SC has subsequently *vide* its letter dated 1 October 2002 waived its earlier requirement for the Disposal Moratorium to be imposed on the 9.14 million AMB Shares to be issued to Posim, LCB and Limpahjaya. The SC has approved AMB's proposal for the Disposal Moratorium to be imposed on ACB instead. In this connection, the number of AMB Shares subject to the Disposal Moratorium are as follows:

Vendor	No. of AMB Shares to be received by vendors (million)	No. of AMB Shares under moratorium (million)	% of AMB Shares under moratorium over the enlarged share capital of AMB after the Proposed AMB Scheme [2] (%)
ACB and Umatrac	136.42 [1]	68.21	20.1
DAC and TSWC Group	37.89	18.95	5.6
Total	174.31	87.16	25.7

Notes:

1. *Including the 9.14 million AMB Shares to be assigned to the ACB Group by Posim (part of the restructured LLB Group), LCB and Limpahjaya collectively as partial settlement of the Inter-PLC Debts owing by the LLB Group and the LCB Group to the ACB Group respectively. In respect of the 0.17 million new AMB Shares to be issued to Posim pursuant to the proposed acquisition by AMB of Posim's 0.07% equity interest in Silverstone (equivalent to 0.14 million Silverstone Shares), an application has been submitted to the SC on 24 December 2002 to seek the SC's consent to revert to the original position as set out in the SC's approval letter dated 9 July 2002 where the disposal moratorium is to be imposed on Posim. The decision of the SC in respect of the aforesaid matter remains pending.*

2. *Before the conversion of RCCPS.*

The new AMB Shares to be issued to the minority shareholders of Silverstone will not be subject to any moratorium and may be sold at anytime after the Issue Date.

5.2.3 **Basis of the Purchase Consideration**

The purchase consideration of RM255.68 million was arrived at on a willing buyer-willing seller basis and represents approximately the unaudited estimated NTA of Silverstone as at 31 December 2001 of RM255.68 million, after adjusting for the relevant Principal Waived by Silverstone of RM6 million in relation to the Inter-PLC Debt owing by the ACB Group to Silverstone. The Principal Waived is calculated in accordance with the formula set out in Appendix XIII and the relevant details of the Inter-PLC Debts owing by the ACB Group to Silverstone are set out in Appendix X.

5.2.4 **Rationale**

Silverstone's principal business is the manufacture and sale of tyres, rubber compounds and other related rubber products. At present, the subsidiary and associated companies of AMB are principally involved in the manufacturing and distribution of automotive, motorcycle and related component parts. The Proposed Acquisition of Silverstone would complement AMB's existing operations and Silverstone is expected to contribute positively to AMB's future earnings.

In addition, the Proposed Acquisition of Silverstone will provide the AMB Group with an avenue to tap the future cash flows of Silverstone, which is identified as one of the key sources of cash flow supporting the redemption/repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts.

The future cash flows of Silverstone are proposed to be up-streamed to AMB, by an issuance of Silverstone Sub-Bond by Silverstone to AMB in consideration for an equivalent amount of inter-company balance owing by AMB to Silverstone. Under the terms of the Silverstone Sub-Bond, Silverstone would pay a predetermined yearly amount of cash flow to AMB from 2005 to 2011 *via* the redemption of the Silverstone Sub-Bond, provided that Silverstone complies with all financial covenants set by its own lenders. The key terms of the Silverstone Sub-Bond are set out in Appendix XIV(D).

5.2.5 **Undertaking by AMB**

As at 25 November 2002, there were several Items of Concern affecting the joint-venture operations of the AMB Group in the PRC, such as the transfer of land use rights and property ownership rights by the other joint-venture parties to the joint-venture companies, which have yet to be resolved.

The resolution of the Items of Concern has been incorporated as a condition precedent to the completion of the Proposed Acquisition of Silverstone, as Shares of AMB (which is the holding company of the PRC companies which are the subject matter of the Items of Concern) are proposed to be issued as consideration to the vendors of Silverstone.

Further, the SC has, *vide* its letter dated 9 July 2002 approving the Proposed AMB Scheme, imposed a condition that the Items of Concern must be resolved prior to the implementation of the Proposed GWRS. However, the SC has subsequently waived the aforesaid requirement *vide* its letter dated 1 October 2002 following an appeal submitted by AMB. In compliance with the SC's condition for the said waiver, an undertaking has been furnished by AMB pursuant to the supplemental share sale agreement dated 7 January 2003 in favour of ACB, Umatrac, Posim, Limpahjaya and LCB ("Affected Parties") whereby AMB shall indemnify the Affected Parties of all costs and losses incurred as a result of the Items of Concern not being resolved prior to the implementation of the Proposed AMB Scheme. In this connection, all costs and losses incurred within 24 months from the date of implementation of the Proposed AMB Scheme must be settled by AMB immediately when such costs and losses are incurred by the Affected Parties. In the event the Items of Concern are not resolved within 24 months from the date of implementation of the Proposed AMB Scheme, AMB must immediately indemnify the Affected Parties of all potential costs and losses to be incurred by the Affected Parties in the future, as a result of the non-resolution of the Items of Concern.

AMB is required to take all necessary steps and endeavour to resolve the Items of Concern the soonest possible. A summary of the Items of Concern and the steps which have been/will be taken by your Board to resolve the Items of Concern is set out in Appendix XVIII.

5.2.6 **Information on the Silverstone Group**

Silverstone was incorporated in Malaysia on 12 July 1986 as Silverstone Tire & Rubber Co Sdn Bhd under the Cos Act. It changed its name to Silverstone Sdn Bhd on 29 July 1997. It was converted into a public company and assumed its present name on 30 July 1997.

Silverstone is presently 52.27% collectively held by ACB and Umatrac, 0.07% held by Posim (part of the restructured LLB Group), 6.35% collectively held by LCB and Limpahjaya, 15.56% collectively held by DAC and TSWC Group, and 25.75% held by other minority shareholders of Silverstone.

The Silverstone Group is principally involved in manufacturing and sale of tyres, rubber compounds and other related rubber products. The range of tyres currently manufactured by the Silverstone Group include tyres for passenger cars, four-wheel drive vehicles, rally cars and light and heavy commercial vehicles for industry and agriculture. All these tyres are marketed under the "Silverstone" brand name.

For the FYE 30 June 2002, Silverstone recorded an audited consolidated PAT of RM8.01 million and its audited consolidated NTA as at 30 June 2002 was RM263.63 million. For the 3 months financial period ended 30 September 2002, Silverstone recorded an unaudited consolidated PAT of RM1.98 million and its unaudited consolidated NTA as at 30 September 2002 was RM265.56 million.

For information purposes only, the aggregate carrying cost of the Silverstone Shares as at 30 June 2002 held by ACB, Umatrac, Posim, LCB and Limpahjaya was RM123.68 million. The original cost of investment for the Silverstone Shares held by ACB, Umatrac, Posim, LCB and Limpahjaya, DAC and the TSWC Group are as follows:

Name of Vendor	No. of Silverstone Shares held ('million)	Date of Investment	Original Cost of Investment (RM'million)
ACB	0.47	03.10.88	0.25
Umatrac	106.10	31.03.98	110.34
Posim	0.14	19.01.98	0.14
LCB	11.01	19.01.98	11.02
Limpahjaya	1.93	19.01.98	1.93
DAC and TSWC Group:			
1. DAC	1.58	07.08.90	1.58
2. Amanvest	0.93	19.01.98	0.93
3. Araniaga	*	19.01.98	*
4. LHSB	19.13	19.01.98	22.52
5. LHPL	0.02	19.01.98	0.02
6. Finlink	0.19	19.01.98	0.19
7. Teck Bee Mining	0.01	19.01.98	0.01
8. Tirta	8.97	25.06.92	8.97
9. WCSB	0.28	19.01.98	0.28
10. Horizon Towers	0.13	19.01.98	0.13
11. Lancaster	0.43	19.01.98	0.43
12. Ceemax	0.01	19.01.98	0.01
13. Sin Seng	0.06	19.01.98	0.06
	151.39		158.78

Note:

* *Negligible.*

Further details on Silverstone are set out in Appendix II, whilst further information on the vendors of Silverstone is set out in Appendix II(i).

There are no additional financial commitments required from AMB in putting the business of the Silverstone Group on-stream and there are no liabilities to be assumed by AMB arising from the Proposed Acquisition of Silverstone.

5.3 Proposed Divestment of Avenel

5.3.1 Terms and Conditions

It is proposed that AMB disposes of its entire 20% equity interest in Avenel, comprising 20 million Avenel Shares to ACB.

AMB, together with other shareholders of Avenel, namely ACB and LLB (which own 55% and 25% equity interests in Avenel respectively), have previously given their undertakings to provide funds to Avenel and to indemnify the losses incurred by third party security providers ("Security Providers") arising from the disposal of the Security Providers' assets pledged to Avenel's lenders for certain debts of Avenel up to the proportion of their respective shareholdings in Avenel ("Shareholders' Undertakings and Indemnities").

The details of the bank/party to which undertaking was given together with the name of Security Providers and the original loan/indemnity amount by ACB, LLB and AMB are set out as follows:

Bank/Party to which the undertaking was given	Name of Security Providers	Original Loan/ Indemnity Amount by ACB, LLB and AMB (million)	Funds provided by AMB as at 25.11.02 (RM'million)
1. Avenel (assigned to Development Bank of Singapore Ltd)	1. Umatrac 2. Ambang Jaya Sdn Bhd 3. Ayer Keroh Resort Sdn Bhd 4. Henrietta Rubber Estate Ltd 5. Segamat Land Bhd 6. Andalas Development Sdn Bhd 7. Aquabio Holdings Sdn Bhd 8. The Brooklands Selangor Rubber Company Ltd 9. The Lenggang Rubber Company Ltd 10. Chembong Malay Rubber Company (1920) Ltd (all subsidiary companies of ACB)	USD200	17.01
2. AmInternational (L) Ltd (formerly under the account of AMMB International (L) Ltd)	1. Umatrac (a subsidiary company of ACB) 2. Ambang Jaya Sdn Bhd (a subsidiary company of ACB) 3. Lion Plaza Sdn Bhd (a subsidiary company of LLB)	RM100	

Simultaneous with the Proposed Divestment of Avenel, AMB's obligation under the Shareholders' Undertakings and Indemnities is deemed to be crystallised and AMB shall be obliged to pay ACB RM80.63 million (details of which are set out in Section 5.3.2 hereafter).

A conditional share sale agreement dated 5 July 2000 and supplemental share sale agreements dated 19 October 2000, 8 October 2001 and 26 March 2002 respectively were entered into between AMB and ACB in respect of the Proposed Divestment of Avenel. The salient terms and conditions of the aforesaid conditional share sale agreement (as varied and supplemented by the supplemental agreements to cater for the revisions to certain terms and conditions of the Proposed Divestment of Avenel) are set out hereafter and Section 5.3.2 of this Circular.

It is proposed that the payment to ACB of RM80.63 million would be satisfied by netting-off existing Inter-PLC Debt owing by the ACB Group to the AMB Group, pursuant to which the value of Inter-PLC Debt deemed settled *via* the netting-off of assets shall be RM97.38 million, after taking into account the Cash Yield Adjustment. The detailed explanation on the Cash Yield Adjustment is set out in Appendix XIII.

The adjusted consideration of RM97.38 million shall be satisfied by netting-off against the Inter-PLC Debt owing by the ACB Group to the AMB Group of RM97.38 million as set out in Section 5.4(i) of this Circular.

The Avenel Shares to be disposed of by the AMB Group shall be free from all liens, claims, charges, encumbrances together with all rights attaching to them, including all rights to any dividends or other distributions declared, made or paid on or after the date of completion of the Proposed Divestment of Avenel.

The Proposed Divestment of Avenel forms an integral part of the Proposed GWRS, which is subject to various conditions precedent and approvals as particularised under Section 11 of this Circular.

The Proposed Divestment of Avenel is a related party transaction. The names of the Directors of AMB, substantial shareholders and persons connected to them who are interested in the Proposed Divestment of Avenel are set out in Section 12 of this Circular.

5.3.2 **Basis of the Payment Consideration**

The proposed payment of RM80.63 million represents AMB's share of 20% of Avenel's unaudited estimated net liabilities as at 31 December 2001 after restating Avenel's cost of investment in Posim (which in turn was arrived at based on a discounted cash flow valuation of the future cash flows of SFI, the principal asset of Posim, plus the net value of Posim's residual assets) as follows:

	RM'000
Posim's share of 97.78% [1] of the value of SFI [2]	499,663
Unaudited net asset value of Posim's residual assets (excluding SFI) [3]	97,000
Adjusted cost of investment in Posim (A)	596,663
Avenel's share of 83.70% [4] of adjusted cost of investment in Posim (83.70% x (A))	499,417
Less : Avenel's debts for which undertakings have been given by AMB, LLB and ACB	(987,600)
Avenel's unaudited estimated net liabilities as at 31 December 2001 (B)	488,183
AMB's share of 20% of Avenel's unaudited estimated net liabilities as at 31 December 2001 (20% x (B))	97,637
Less : Indemnity payment made by AMB directly to Security Providers	(17,010)
	80,627

Notes:

1. *As at 25 November 2002, Posim holds 752.53 million ordinary shares of RM1.00 each and 7,525.32 million ordinary shares of RM0.10 each in SFI (representing 97.78% of the share capital of SFI collectively).*

2. *The value of SFI is estimated to be RM511.01 million, which was arrived at based on the discounted cash flow method, by discounting the future net cash flow projections of SFI for an 11-year period from 2001 to 2011 (inclusive of an assumed terminal value of RM112 million) at a rate of 14.3% and after netting-off SFI's unaudited outstanding debts as at 31 July 2001 of RM20.27 million. The aforesaid cash flow projections of SFI were determined by your Board after due and careful enquiry, taking into consideration the prevailing and expected demand and market conditions over the time horizon, whilst the discount rate of 14.3% was negotiated on a willing buyer-willing seller basis after taking into consideration, inter alia, betas of comparable companies listed on the KLSE, risk free rate of Malaysian Government Securities and the market rate of return (ie. the average simple annual return of the KLSE Composite Index). The terminal value of RM112 million was arrived at by your Board based on its estimation of the value of the business and having regard to the projected maintainable cash flow at that point in time.*

3. *Represents the unaudited estimated net asset value of Posim's residual assets (excluding SFI) as at 30 June 2001 (after adjusting for the relevant Principal Waived by Posim of RM13 million in relation to the Inter-PLC Debt owing by the ACB Group to Posim).*

4. *As at 25 November 2002, Avenel holds 170,097,271 ordinary shares of RM1.00 each in Posim, representing 83.70% of the share capital of Posim.*

5.3.3 **Rationale**

The Proposed Divestment of Avenel is an integral part of an overall proposal to recognise the obligations of AMB and LLB under the Shareholders' Undertakings and Indemnities. In addition, the Proposed Divestment of Avenel would streamline the shareholding structure of Avenel, prior to the proposed disposal by Avenel of its entire 83.7% equity interest in Posim (Avenel's principal asset) to the LLB Group under the Proposed Corporate Restructuring Exercise for the LLB Group, which in turn forms an integral part of the Proposed GWRS. The aforesaid disposal is expected to be completed in the first quarter of 2003.

5.3.4 **Information on Avenel**

Avenel was incorporated in Malaysia on 12 June 1984 under the name of Arusjaya Sdn Bhd under the Cos Act. It changed its name to Dayaternak Sdn Bhd on 8 December 1986, and subsequently assumed its present name, Avenel Sdn Bhd, on 12 December 1989.

Avenel is an investment holding company. Its subsidiary companies are principally involved in trading and distribution of building materials, the manufacturing of printing and writing paper and integrated wood based activities such as the extraction and sale of commercial timber as well as the downstream processing of sawn timber and plywood.

For the FYE 30 June 2002, Avenel recorded an audited consolidated LAT and MI of RM91.94 million and its audited consolidated NTL as at 30 June 2002 was RM445.78 million. For the 3 months financial period ended 30 September 2002, Avenel recorded an unaudited consolidated LAT and MI of RM17.66 million and its unaudited consolidated NTL as at 30 September 2002 was RM462.32 million.

For information purposes only, Avenel has been recording losses for the past five financial years ended 30 June 2001. As such, the carrying cost of the AMB's 20% equity interest in Avenel as at 31 March 2002 had been fully written down to zero. The original cost of investment for the Avenel Shares, which were acquired in October 1994, was RM20 million. The Company's and the Group's expected loss on disposal of the Avenel Shares is RM97.64 million.

As at 25 November 2002, Avenel holds 170,097,271 ordinary shares of RM1.00 each in Posim, representing 83.70% of the share capital of Posim.

Further details on Avenel is set out in Appendix III.

Information on Posim

Posim was incorporated in Malaysia on 8 March 1982 as a private limited company under the name of Posim Trading Co Sdn Bhd. Subsequently, it was converted to a public company on 29 March 1991 prior to its listing on the KLSE on 2 April 1992.

It is principally an investment holding company which is also involved in trading and distribution of building materials.

For the FYE 30 June 2002, Posim recorded an audited consolidated LAT and MI of RM0.4 million and its audited consolidated NTA as at 30 June 2002 was RM1,324 million. For the 3 months financial period ended 30 September 2002, Posim recorded an unaudited consolidated PAT and MI of RM8.48 million and its unaudited consolidated NTA as at 30 September 2002 was RM1,335.45 million.

As at 25 November 2002, Posim holds 752.53 million ordinary shares of RM1.00 each and 7,525.32 million ordinary shares of RM0.10 each in SFI (representing 97.78% of the share capital of SFI collectively).

Information on SFI

SFI was incorporated in Malaysia on 30 April 1982 as a private limited company. SFI (the principal asset of Posim) is principally involved in the manufacturing of printing and writing paper and integrated wood-based activities such as the extraction and sale of commercial timber as well as the downstream processing of sawn timber and plywood. At present, SFI operates the largest fully integrated pulp and paper mill in Malaysia.

SFI holds 2 timber licences which give it the right to fell, convert and extract timber from an aggregate of approximately 289,000 hectares (inclusive of 12,000 hectares of alienated state land) of forest land located in the Sipitang, Beaufort and Tenom districts in Sabah. Both the licenses will expire in 2094. The concession areas consist of 159,000 hectares of Natural Forest Management and 130,000 hectares (inclusive of 12,000 hectares of state land) of Industrial Tree Plantations.

SFI has a pulp and paper mill and an integrated timber complex (including the sawmill and plymill) located in Sipitang. The pulp and paper mill covers an area of 169 hectares whilst the integrated timber complex covers an area of 499 hectares.

For the FYE 30 June 2002, SFI recorded an audited consolidated PAT of RM12.58 million and its audited consolidated NTA as at 30 June 2002 was RM1,187.54 million. For the 3 months financial period ended 30 September 2002, SFI recorded an unaudited consolidated PAT of RM13.01 million and its unaudited consolidated NTA as at 30 September 2002 was RM1,200.43 million.

5.4 Proposed Settlement of Inter-PLC Debts

As part of the Proposed Debt Restructuring Exercise for the AMB Group (which is set out in Section 6 of this Circular), it is proposed that AMB would settle the Inter-PLC Debts with other PLC Groups. Consistent with the Principal Waived for the AMB Group FI Lenders, it is proposed that a principal portion of the Inter-PLC Debts owing by/to the AMB Scheme Companies be waived as well. The quantum of the Inter-PLC Debts to be waived shall be calculated in the manner set out in Appendix XIII.

Further details on the Inter-PLC Debts owing by/to the AMB Scheme Companies are particularised in Appendix X. The Further Sum therein is based on the current position as at the date of this Circular. Should there be any further payment subsequent to the date of this Circular up to the Unconditional Date in respect of the Inter-PLC Debts, the Further Sum would be increased by the same value and the Adjusted Applicable Debts would correspondingly be reduced.

It is proposed that AMB shall settle the Inter-PLC Debts with other PLC Groups as follows:

i) Settlement with the ACB Group

As at 31 December 2001, there were net Inter-PLC Debts of RM182.00 million and RM40.00 million owing by the ACB Group to the AMB Group and Silverstone respectively (after the relevant Principal Waived of RM45 million). The RM97.38 million consideration payable by the AMB Group to the ACB Group pursuant to the Proposed Divestment of Avenel as detailed in Section 5.3.1 of this Circular, is proposed to be netted off against the Inter-PLC Debts owing by the ACB Group to the AMB Group and Silverstone as follows:

	RM 'mil
Owing by the ACB Group to the AMB Group [1]	182.00
Owing by the ACB Group to Silverstone [1]	40.00
Consideration payable to the ACB Group for the Proposed Divestment of Avenel	(97.38)
	124.62

Note:

1. The names of the companies within the ACB Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix X of this Circular.

It is proposed that the AMB Group receives RM1.25 million upfront cash payment, 28.92 million of new ACB Shares at RM1.00 each and RM94.45 million in net present value (RM131.03 million in nominal amount) of ACB Bonds to settle the net amount of RM124.62 million owing by the ACB Group to the AMB Group. In addition to the above, 5.09 million detachable new ACB Shares will be attached to the ACB Bonds as equity-kicker shares credited as fully paid-up.

The RM1.25 million upfront cash payment shall be payable to AMB on the Issue Date, which would subsequently be utilised by AMB to repay the upfront cash payment due to the AMB Scheme Creditors.

The issue price of the new ACB Shares to be issued to AMB as debt to equity conversion shares is fixed at RM1.00, which represents the par value of the ACB Shares after the Proposed Capital Reconstruction for ACB. However, for illustrative purposes only, the issue price of the new ACB Shares of RM1.00 represents a 109% premium over the theoretical market price of the ACB Shares of RM0.4788 (calculated based on the weighted average price of ACB Shares for the 5 Market Days up to 16 July 2002, being the price-fixing date, of RM0.10 and after adjusting for the Proposed Capital Reconstruction for ACB). The price-fixing date of the ACB Shares has been determined and announced by the Directors of ACB on 19 July 2002 after the receipt of the SC's approval for the Proposed GWRS.

All the new ACB Shares to be issued to the AMB Group which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for ACB, shall rank *pari passu* in all respects with the existing ACB Shares except that they will not be entitled for dividends, rights, allotments or other distributions if the new ACB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

It is the intention of your Board to divest the 28.92 million of new ACB Shares receivable from ACB from debt to equity conversion (representing approximately 2.2% of the enlarged share capital of ACB after the Proposed GWRS but before the conversion of new ACB warrants to be issued by ACB) and to apply such proceeds of sale to support the redemption/repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts.

The RM94.45 million in net present value (RM131.03 million in nominal amount) of ACB Bonds receivable by AMB would be held until maturity and the yearly redemption proceeds of the ACB Bonds would subsequently be utilised by AMB to support the redemption/repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts. The summary of the principal terms and conditions of the ACB Bonds is set out in Appendix XIV(E).

The names of the companies within the ACB Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix X of this Circular.

The AMB Group's estimated loss from the above-mentioned settlement of Inter-PLC Debt is RM45 million, which relates to the aggregate amount of Principal Waived by the AMB Group and Silverstone.

ii) <u>Settlement with CPB</u>

It is proposed that the AMB Group receives RM3.00 million CPB Inter-Co Repayment to settle the Inter-PLC Debt of RM3.00 million owing by CPB to the AMB Group of RM3.00 million as at 31 December 2001.

The terms of the CPB Inter-Co Repayment to be received by AMB are set out in the Master Restructuring Agreement dated 21 December 2000 entered into between the CPB Group and its lenders as particularised in Section 6.17 of this Circular. Pursuant to the Master Restructuring Agreement, CPB is required to repay the RM3.00 million CPB Inter-Co Repayment in cash over a period of 7 years commencing from 31 December 2001 to 31 December 2007.

The proceeds from the CPB Inter-Co Repayment are one of the sources of cash flow identified to repay the upfront cash payment due to the AMB Scheme Creditors and to support the subsequent annual redemption/repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts.

The AMB Group's estimated loss from the above-mentioned settlement of Inter-PLC Debt is RM1 million, which relates to the amount of Principal Waived by the AMB Group.

iii) Settlement with the LCB Group

As at 31 December 2001, there was a net Inter-PLC Debt of RM8.00 million owing by the LCB Group to the AMB Group.

Pursuant to the Proposed Acquisition of Silverstone (which is set out in Section 5.2 of this Circular), it is proposed that part of the purchase consideration of RM16.24 million payable by AMB to LCB and Limpahjaya for their 6.35% equity interest in Silverstone to be satisfied by netting-off RM6.82 million of the aforesaid Inter-PLC Debt owing by the LCB Group to the AMB Group. As a result of the Cash Yield Adjustment, the value of Inter-PLC Debt deemed settled *via* netting-off assets shall be RM8.00 million.

The names of the companies within the LCB Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix X of this Circular.

The AMB Group's estimated loss from the above-mentioned settlement of Inter-PLC Debt is RM2.18 million, which relates to the amount of Principal Waived by the AMB Group and Cash Yield Adjustment.

iv) Settlement with the LLB Group

As at 31 December 2001, there was a net Inter-PLC Debt of RM134.00 million owing by the AMB Group to the LLB Group (after the relevant Principal Waived of RM25 million and netting-off an Inter-PLC Debt owing to the AMB Group by the Posim Group, part of the restructured LLB Group, of RM2.00 million). As the aforesaid net Inter-PLC Debt of RM134 million is arrived at after including the RM2.00 million owing by the Posim Group to the AMB Group, the AMB Group shall assign its rights to receive RM2.00 million owing by the Posim Group to the LLB Group.

It is proposed that AMB would pay RM5.79 million upfront cash payment, RM114.81 million in net present value (RM147.12 million in nominal amount) of AMB Bonds, 6.70 million of new AMB Shares at RM1.00 per AMB Share and 6.70 million new RCCPS to be issued by AMB at an issue price of RM1.00 per RCCPS in settlement of the aforesaid Inter-PLC Debt of RM134.00 million owing from the AMB Group to the LLB Group.

In addition to the above, 4.65 million detachable new AMB Shares will be attached to the AMB Bonds as equity-kicker shares to the LLB Group credited as fully paid-up.

The RM5.79 million upfront cash payment shall be payable to the LLB Group on the Issue Date. The aforesaid upfront cash payment is expected to be repaid from (i) net divestment proceeds from the Proposed Divestment Programme for the AMB Group, (ii) the upfront cash payment to be received by AMB from the ACB Group as described in Section 5.4(i) of this Circular; and (iii) proceeds from the CPB Inter-Co Repayment which shall be accrued to AMB as at the Issue Date.

The aggregate 11.35 million new AMB Shares to be issued to the LLB Group as debt to equity conversion and equity-kicker shares would represent 3.4% of the enlarged share capital of AMB after the Proposed AMB Scheme (before the RCCPS conversion). The pricing basis and ranking of the new AMB Shares are set out in Section 5.6 of this Circular.

The RCCPS to be issue to the LLB Group shall have the same governing terms and conditions with the RCCPS to be issued to the AMB Group FI Lenders under the Proposed Debt Restructuring Exercise for the AMB Group. The summary of the principal terms and conditions of the RCCPS is set out in Appendix XI.

The names of the companies within the LLB Group whose Inter-PLC Debts are proposed to be addressed under the Proposed GWRS are set out in Appendix X of this Circular.

The AMB Group's estimated gain from the above-mentioned settlement of Inter-PLC Debt is RM25 million, which relates to the amount of Principal Waived by the LLB Group.

5.5 Proposed Divestment Programme

Your Board has identified assets for divestment under the AMB Group based on its revised corporate plans for the AMB Group after taking into account the changed business and economic conditions and critically assessing the performance and outlook of the AMB Group's current operations.

The AMB Group has been identified to focus on the motor vehicle and motorcycle businesses as well as the tyre business in Malaysia after the Proposed AMB Scheme. With this, all other assets and businesses within the AMB Group (including overseas automotive and tyre businesses operating in Singapore and the PRC) are regarded by your Board as non-core and peripheral assets and would be considered for divestment.

It is proposed that the AMB Group divests its non-core and peripheral assets and businesses amounting to an estimated RM382.2 million (in terms of aggregate net divestment proceeds), which was derived after taking into consideration, *inter alia,* the unaudited estimated NTA as at 31 December 2000 and earnings of the assets and businesses to be divested. The Proposed Divestment Programme for the AMB Group was first initiated in 1998 and is expected to continue to be carried out progressively over a period of approximately 4 years up to the year 2006. The divestment proceeds shall be dedicated for the Proposed Debt Restructuring Exercise for the AMB Group.

As at 25 November 2002, the status of the Proposed Divestment Programme for the AMB Group is set out below:

		RM 'million
i.	Buyers already identified and agreements signed	97.4 **
ii.	Buyers have not yet been identified	284.8
	Total	382.2

Note:

** *Part of the net proceeds raised from the sale of unencumbered assets (as described in item A(i) hereafter) of RM24.7 million will be set aside for the purpose of the Proposed Tender, details of which are set out in Section 6.20 of this Circular.*

Further details on the assets/businesses identified under the Proposed Divestment Programme for the AMB Group are as follows:

	Description of assets/businesses	Estimated net divestment proceeds dedicated for the Proposed AMB Scheme [1] (RM'million equivalent)	% of total net divestment proceeds	Name of Buyer(s) Identified, if any
A.	*Unlisted shares/investments in overseas automotive companies*			
i.	Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of AMB, of its entire equity interest in the following 4 joint-venture companies in the PRC for an aggregate cash consideration of USD64.13 million (approximately RM243.7 million): a) 49.7% equity interest in Jiangsu Nanya Auto Co Ltd; b) 50% equity interest in Jiangsu Xiongshi Agro-Vehicle Parts Manufacturing Co Ltd; c) 50% equity interest in Jiangsu Jinyao Gearbox Manufacturing Co Ltd; and d) 50% equity interest in Jiangsu Xiya Press Parts Manufacturing Co Ltd The above divestment was approved by the shareholders on 26 February 1999 and was subsequently completed in May 1999.	54.7 [2]	14.3	Fiat Auto S.P.A
ii.	Proposed disposal by Angkasa Transport Equipment Sdn Bhd on behalf of Range Grove Sdn Bhd, a wholly-owned subsidiary of AMB, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd to Tri-Ring Group Co. Further details of this disposal are set out in Section 13.1 (ii) of this Circular.	42.7	11.2	Tri-Ring Group Co
iii.	6 other assets/businesses/investments in automotive companies	209.2	54.7	
B.	*Unlisted shares/investments in overseas tyre company*			
i.	Unlisted shares in a tyre manufacturing company	75.6	19.8	
	Total	382.2	100.0	

Notes:

1. *The estimated net divestment proceeds dedicated for the Proposed AMB Scheme refers to the expected net divestment proceeds after netting-off, inter alia, the expected disposal costs, provision for taxation and repayment of existing loan facilities and other liabilities.*

2. *The entire divestment proceeds of RM243.7 million was received by AMB, of which RM189 million had been utilised earlier by AMB to repay certain borrowings and to repay the Security Providers of Avenel (as described under Section 5.3.2 of this Circular) and the balance of RM54.7 million is currently being deposited in an escrow account.*

As and when the buyers for the remaining non-core and peripheral assets and businesses are identified and have entered into the necessary agreements with the AMB Group, AMB shall prior to completion of such divestment comply with all the then prevailing laws including the Listing Requirements of the KLSE, including making the necessary announcements and obtaining the shareholders' approvals in accordance with the then prevailing Listing Requirements of the KLSE, if required.

For illustrative purposes only, based on the audited consolidated balance sheet of AMB as at 30 June 2002 and on the assumption that the Proposed Divestment Programme is effected as at that date, your Board estimates that the Proposed Divestment Programme would result in an estimated net gain of approximately RM0.42 million.

5.6 Pricing Basis and Ranking of the AMB Shares and RCCPS

AMB Shares

For the Proposed Acquisition of Silverstone, the issue price of the new AMB Shares to be issued to:

i) ACB, Umatrac, Posim, LCB, Limpahjaya, DAC and TSWC Group is fixed at RM1.05, which represents a 5% premium over the par value of the AMB Shares. However, for illustrative purposes only, the issue price of the new AMB Shares of RM1.05 represents a 218% premium over the theoretical market price of AMB Shares of RM0.33 (calculated based on the weighted average price of AMB Shares for the 5 Market Days up to 16 July 2002, being the price-fixing date, of RM0.10 and after adjusting for the Proposed Capital Reconstruction for AMB in accordance with the formula set out in Section 5.1 of this Circular). The price-fixing date of the AMB Shares has been determined and announced by your Board on 19 July 2002 after the receipt of the SC's approval for the Proposed AMB Scheme; and

ii) the other minority shareholders of Silverstone is fixed at RM1.00, which represents the par value of the AMB shares. However, for illustrative purposes only, the issue price of the new AMB Shares of RM1.00 represents a 203% premium over the theoretical market price of the AMB Shares of RM0.33 (calculated based on the weighted average price of the AMB Shares for the 5 Market Days up to 16 July 2002, being the price-fixing date, of RM0.10 and after adjusting for the Proposed Capital Reconstruction for AMB in accordance with the formula set out in Section 5.1 of this Circular). The price-fixing date of the AMB Shares has been determined and announced by your Board on 19 July 2002 after the receipt of the SC's approval for the Proposed AMB Scheme.

The issue price of the AMB Shares to be issued to partially settle the Inter-PLC Debt owing by the AMB Group to the LLB Group is also fixed at RM1.00, which represents the par value of the AMB shares.

All the new AMB Shares to be issued pursuant to the Proposed Acquisition of Silverstone and to partially settle the Inter-PLC Debt owing by the AMB Group to the LLB Group, which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for AMB, shall rank *pari passu* in all respects with the existing AMB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new AMB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

RCCPS

The issue price of the RCCPS to be issued to partially settle the Inter-PLC Debt owing by the AMB Group to the LLB Group is fixed at RM1.00, which corresponds to the par value of the AMB Shares and the issue price of the new AMB Shares to be issued to the AMB Group FI Lenders under the Proposed Debt Restructuring Exercise for the AMB Group. Meanwhile, the conversion price of the RCCPS is fixed at RM1.10 per AMB Share, which corresponds to a 10% premium to the issue price of the new AMB Shares to be issued to the AMB Group FI Lenders of RM1.00 as set out in Section 6.18 of this Circular.

The RCCPS carry no right to attend and vote at general meetings of AMB unless the general meeting is (i) for any resolution which varies or is deemed to vary the rights and privileges of such RCCPS or (ii) for any resolution for the winding-up of AMB.

Save and except that the RCCPS shall rank in priority to all other classes of shares of AMB as regards the preferential dividend and return of capital in the event of winding-up, the RCCPS have no right to participate in the surplus assets and profits of AMB.

The new AMB Shares to be issued upon conversion of the RCCPS, which would be listed on the Main Board of the KLSE, shall rank *pari passu* in all respects with the then existing AMB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new AMB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

The summary of the principal terms and conditions of the RCCPS are set out in Appendix XI.

5.7 Prescribed Securities

The KLSE has already prescribed the securities of AMB on the Main Board of the KLSE to be deposited with the MCD. Pursuant to Section 29 of the Securities Industry (Central Depository) Act, 1991, all dealings in the AMB Shares will be by book entries through the CDS accounts. The new AMB Shares to be issued as consideration for the Proposed Acquisition of Silverstone and to partially settle the Inter-PLC Debt owing by the AMB Group to the LLB Group will be credited directly into the CDS accounts of the respective recipients. AMB would (i) make an application to the KLSE for the listing of and quotation for the aforesaid AMB Shares and (ii) within 10 Market Days from the Issue Date of the new AMB Shares, despatch the notices of allotment to the recipients.

Similarly, the new AMB Shares to be issued arising from the conversion of the RCCPS by the LLB Group will be credited directly into the CDS accounts of the recipients. AMB would (i) make an application to KLSE for the listing of and quotation for the aforesaid AMB Shares and (ii) within 10 Market Days from the date of receipt of the notice of conversion for the RCCPS, issue and allot the new AMB Shares arising from the conversion of the RCCPS and despatch the notices of allotment to the recipients.

6. PROPOSED DEBT RESTRUCTURING EXERCISE

6.1 Mode of Settlement of the AMB Scheme Creditors

The Proposed Debt Restructuring Exercise for the AMB Group shall involve the following:

Outstanding Principal Amounts denominated in RM

i) Firstly, the novation of all Outstanding Principal Amounts of the AMB Scheme Companies denominated in RM of RM240.73 million directly to AMB Harta (M) Sdn Bhd, a special purpose company incorporated under the Cos Act and wholly-owned by AMB; and

ii) Thereafter, AMB shall on behalf of AMB Harta (M) Sdn Bhd, settle the Adjusted Applicable Debts (i.e. Outstanding Principal Amounts less the Principal Waived and Further Sum) denominated in RM of RM160.62 million by upfront cash payment and the issuance of AMB Shares, RCCPS and AMB Bonds.

Outstanding Principal Amounts denominated in USD

i) All Outstanding Principal Amounts of the AMB Scheme Companies (excluding AMB) denominated in USD shall firstly be novated to AMB;

ii) The Outstanding Principal Amounts of the AMB Scheme Companies (including AMB) denominated in USD of USD193.65 million (or equivalent to approximately RM735.87 million) shall subsequently be novated by AMB to AMB Harta (L) Limited, a special purpose company incorporated in Labuan and wholly-owned by AMB; and

iii) Thereafter, the Adjusted Applicable Debts denominated in USD of USD144.41 million (or equivalent to approximately RM548.75 million) shall be consolidated and rescheduled under AMB Harta (L) Limited, and be settled by upfront cash payment and the issuance of AMB Shares, RCCPS and AMB-SPV Consolidated and Rescheduled Debts.

The names of the AMB Scheme Companies are set out in Section 6.3 of this Circular, whilst the amount of upfront cash payment, new AMB Shares, RCCPS, AMB Bond and AMB-SPV Consolidated and Rescheduled Debts to be issued are set out in Section 6.5 of this Circular.

The special purpose companies are established for the sole purpose of facilitating the Proposed Debt Restructuring Exercise for the AMB Group and managing the novated Outstanding Principal Amounts. Further information on the 2 special purpose companies are as follows:

	AMB Harta (M) Sdn Bhd	**AMB Harta (L) Limited**
Date of incorporation	20 March 2002	23 April 2002
Authority of incorporation	Cos Act	Offshore Companies Act, 1990
Issued and fully paid-up share capital	RM2	USD1
Principal activities	Managing of debts novated from AMB and certain of its subsidiary companies to AMB Harta (M) Sdn Bhd pursuant to the Proposed Debt Restructuring Exercise for the AMB Group	Undertaking treasury business to improve the administration and co-ordination of the repayment of loans denominated in USD owing by the AMB Scheme Companies to the AMB Scheme Creditors
Directors	• Wang Wing Ying • Chang Chee Seng	• DAC • Wang Wing Ying

Following negotiations with the core AMB Group FI Lenders, AMB proposes that the Adjusted Applicable Debts owing to the AMB Group FI Lenders and Inter-PLC Creditors be settled in the following manner:

i) 5% of the Adjusted Applicable Debts owing to the Class B and Class C Unsecured AMB Scheme Creditors (excluding CG Lenders) of RM611.737 million are proposed to be settled by way of a debt to equity conversion *via* the issuance of 30.587 million AMB Shares (representing 9.0% of the enlarged share capital of AMB after the Proposed AMB Scheme but before the RCCPS conversion). The issue price of the AMB Shares is fixed at RM1.00 per AMB Share determined based on the pricing basis set out in Section 6.18 of this Circular;

ii) 5% of the Adjusted Applicable Debts owing to Class B and Class C Unsecured AMB Scheme Creditors (excluding CG Lenders) of RM611.737 million are proposed to be settled by way of a debt to RCCPS conversion *via* the issuance of 30.587 million RCCPS by AMB. The issue price of the RCCPS is fixed at RM1.00 per RCCPS, whilst the conversion price of the RCCPS is fixed at RM1.10 per AMB Share determined based on the pricing basis set out in Section 6.18 of this Circular;

iii) For Class B Unsecured AMB Scheme Creditors (excluding CG Lenders), after accounting for items (i) and (ii) above, an additional 5.9% of their Adjusted Applicable Debts of RM446.569 million are proposed to be settled by upfront cash payment amounting to RM26.419 million, and the balance 84.1% of their Adjusted Applicable Debts owing by the AMB Scheme Companies of RM446.569 million are proposed to be settled by the issuance of RM98.593 million in net present value (RM117.120 million in nominal amount) of AMB Bonds (for RM denominated loan) and RM276.899 million in net present value (RM319.249 million in nominal amount) of AMB-SPV Consolidated and Rescheduled Debts (for USD denominated loan);

iv) For Class C Unsecured AMB Scheme Creditors, after accounting for items (i) and (ii) above, the balance 90% of their Adjusted Applicable Debts owing by the AMB Scheme Companies of RM165.168 million are proposed to be settled by the issuance of RM39.032 million in net present value (RM59.229 million in nominal amount) of AMB Bond (for RM denominated loan) and RM109.620 million in net present value (RM155.546 million in nominal amount) of AMB-SPV Consolidated and Rescheduled Debts (for USD denominated loan); and

v) The proposed mode of settlement of the Adjusted Applicable Debts owing to the CG Lenders of RM97.637 million is set out in Section 6.8 of this Circular.

A diagrammatic summary of the proposed mode of settlement of the AMB Scheme Creditors (excluding CG Lenders) together with the pertinent features of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts is set out as follows:



Outstanding Principal Amounts
Class of Creditors
AMB Group FI Lenders
Inter-PLC Creditors
Adjusted Applicable Debts = Outstanding Principal Amount less Principal Waived and Further Sum
Adjusted Applicable Debts in USD
Adjusted Applicable Debts in RM
Mode of Settlement
Upfront cash payment
AMB-SPV USD Debts
RCCPS 5% of Adj. Applicable Debts
AMB Shares 5% of Adj. Applicable Debts
RCCPS 5% of Adj. Applicable Debts
AMB Bonds
Upfront cash payment
Class B 5.9% of Adj. Applicable Debts
Class C Nil
Class B 84.1% of Adj. Applicable Debts
Class C 90% of Adj. Applicable Debts
Class B 84.1% of Adj. Applicable Debts
Class C 90% of Adj. Applicable Debts
Class B 5.9% of Adj. Applicable Debts
Class C Nil

Key Features of AMB-SPV Consolidated and Rescheduled Debts	**Class B**	**Class C**
Cash YTM	4.00%	4.00%
Equity-kicker YTM	0.85%	0.85%
All-in YTM	4.85%	4.85%
Loyalty Payment	Up to 0.75%	Up to 0.75%
Potential Maximum YTM	5.6%	5.6%
Back-End Amount	Principal Waived less Penalty Interest	
Tenure	1 – 7 years	1 – 10 years
Security Coverage	RM0.71	-
Transferability	Tranche I – To be issued to non-resident FI lenders. Freely tradable and transferable Tranche II– To be issued to resident FI lenders. Non-tradable and Non-transferable	

Key Features of AMB Bonds	**Class B**	**Class C**
Cash YTM	4.75%	4.75%
Equity-kicker YTM	0.85%	0.85%
All-in YTM	5.60%	5.60%
Loyalty Payment	Up to 0.75%	Up to 0.75%
Potential Maximum YTM	6.35%	6.35%
Back-End Amount	Principal Waived less Penalty Interest	
Tenure	1 – 7 years	1 – 10 years
Security Coverage	RM0.71	-
Transferability	Freely tradable and transferable among first holders of AMB Bonds	

Further details on the Proposed Debt Restructuring Exercise for the AMB Group are set out in Section 6.2 to Section 6.21 of this Circular.

Please note that the liability of the AMB Group to settle the debts of the AMB Scheme Creditors in accordance with the terms of the Proposed Debt Restructuring Exercise is subject to verification and acceptance of the amounts submitted by the AMB Scheme Creditors in their proofs of debts.

6.2 Amount of Adjusted Applicable Debts to be addressed

For the AMB Scheme Creditors where there is any payment made from 1 July 1999 but prior to the Unconditional Date, their Outstanding Principal Amounts shall be subject to a further reduction equivalent to the Further Sum and therefore their Adjusted Applicable Debts shall be reduced by the Further Sum. *For illustrative purposes only,* the Unconditional Date for the computation of Further Sum in this Circular is assumed to be 31 December 2001.

The proposed reduction of their Adjusted Applicable Debts by the Further Sum would result in such creditors which have received payment in respect of their Outstanding Principal Amounts between 1 July 1999 and the Unconditional Date (both dates inclusive) and which received no payment, being given a *pari passu* treatment, as illustrated in Appendix XIII.

The Adjusted Applicable Debts of the AMB Scheme Creditors shall be the Outstanding Principal Amounts less the Principal Waived and Further Sum.

For illustrative purposes only, the details of the Adjusted Applicable Debts to be addressed under the Proposed Debt Restructuring Exercise for the AMB Group as at 31 December 2001 are as follows:

	Unsecured			Total
	RM 'million	**USD 'million**	**RM 'million Equivalent**	**RM/RM Equivalent**
AMB Group FI Lenders				
Outstanding Principal Amounts	34.90	193.65	735.87	770.77
Principal Waived	(4.86)	(30.18)	(114.70)	(119.56)
Further Sum	(3.42)	(19.06)	(72.42)	(75.84)
Adjusted Applicable Debts	26.62	144.41	548.75	575.37
Inter-PLC Debts owing by the AMB Group to the LLB Group [1]				
Outstanding Principal Amounts	205.83	-	-	205.83
Principal Waived	(25.00)	-	-	(25.00)
Further Sum	(44.83)	-	-	(44.83)
Inter-PLC Debt owing by Posim [2]	(2.00)	-	-	(2.00)
Adjusted Applicable Debts	134.00	-	-	134.00

Notes:

1. *These amounts refer to the net Inter-PLC Debts owing by the AMB Group to the LLB Group which are proposed to be settled pursuant to the Proposed AMB Scheme as described under Section 5.4(iv) of this Circular.*

2. *As at 31 December 2001, there was a net Inter-PLC Debt owing by the Posim Group (part of the restructured LLB Group) to the AMB Group of RM2.00 million. It is proposed that the AMB Group shall assign its rights to receive the aforesaid RM2.00 million owing by the Posim Group to the LLB Group and this RM2.00 million would subsequently be netted off against the Inter-PLC Debts owing by the AMB Group to the LLB Group.*

6.3 List of AMB Scheme Companies, Asset Support Companies and Inter-PLC Creditors

The names of the AMB Scheme Companies which are proposed to be included in the Proposed Debt Restructuring Exercise for the AMB Group are as follows:

Names of the AMB Scheme Companies	Adjusted Applicable Debts as at 31 Dec 01 RM 'million	External Sustainable Debts as at 25 Nov 02 RM 'million
i) **AMB Scheme Company whose debts are proposed to be addressed under Section 176 of the Cos Act**		
AMB	477.73	0.107*
ii) **AMB Scheme Company whose debts are not addressed under Section 176 of the Cos Act**		
Lion Rubber Industries Pte Ltd #	97.64	-
	575.37	0.107

Notes:

\# *Lion Rubber Industries Pte Ltd is incorporated in Singapore and therefore, does not fall under the purview of the Cos Act. As such, separate bilateral agreements would be executed between Lion Rubber Industries Pte Ltd and its Scheme Creditors for the purpose of the Proposed Debt Restructuring Exercise for the AMB Group.*

* *This amount include debts owing to FI lenders only and relates to the working capital facilities utilised by the AMB Group to finance its day-to-day operations. Such facilities are deemed sustainable by your Board (being debts that AMB is able to service) and will not be addressed under the Proposed Debt Restructuring Exercise for the AMB Group or subject to any debt restructuring exercise.*

Further details of the Adjusted Applicable Debts owing by the AMB Scheme Companies (namely AMB and Lion Rubber Industries Pte Ltd) in terms of the nature/type of facilities and amounts addressed are set out in Appendix IX.

Pursuant to the Proposed Divestment Programme for the AMB Group (which is set out in Section 5.5 of this Circular), the names of the Asset Support Companies whose assets are identified for divestment under the Proposed AMB Scheme are as follows:

i) AMB Venture Sdn Bhd
ii) Silverstone Tyre (S) Pte Ltd
iii) Angkasa Transport Equipment Sdn Bhd*

Note:

* *Angkasa Transport Equipment Sdn Bhd ("ATE") ceased to be a subsidiary company of AMB as of 29 November 2002 following the completion of the divestment of 90.81% of the enlarged share capital of ATE, by AMB Venture Sdn Bhd ("AMBV"), a wholly-owned subsidiary of AMB, to Lion Asiapac Limited ("LAP") for a total consideration of SGD37,255,682 (equivalent to approximately RM80.5 million) to be wholly satisfied by the issuance of 149,022,728 new ordinary shares of SGD0.25 each in LAP at par together with 149,022,728 free detachable LAP warrants attached.*

The Inter-PLC Debts to be addressed under the Proposed Corporate Restructuring Exercise for the AMB Group and the Proposed Debt Restructuring Exercise for the AMB Group are as follows:

	Adjusted Applicable Debts of Inter-PLC Debts owing to the AMB Group RM 'million	Adjusted Applicable Debts of Inter-PLC Debts owing by the AMB Group RM 'million
AMB Group (including Silverstone)	233.00 #	134.00 @

Notes:

\# This amount includes the aggregate net Inter-PLC Debts owing by the ACB Group, CPB and the LCB Group to the AMB Group and Silverstone, which is proposed to be settled pursuant to the Proposed AMB Scheme as described under Sections 5.4(i) to 5.4(iii) of this Circular.

@ This amount refers to the net Inter-PLC Debts owing by the AMB Group to the LLB Group which are proposed to be settled pursuant to the Proposed AMB Scheme as described under Section 5.4(iv) of this Circular.

The names of the companies within the AMB Group whose Inter-PLC Debts are novated to AMB Harta (M) Sdn Bhd are as follows:

Net Inter-PLC Debts owing to/(from) the AMB Group	Outstanding Principal Amount RM'million
i) AMB	35.9
ii) Willet Investment Pte Ltd	26.0
iii) Silverstone Tyre (S) Pte Ltd	49.8
iv) Lion Rubber Industries Pte Ltd	(25.4)
v) Angkasa Transport Equipment Sdn Bhd*	(55.4)
vi) Wuhan Fortune Motor Co Ltd	(4.0)
vii) Lion Suzuki Motor	2.9
	29.8

Note:

* *Angkasa Transport Equipment Sdn Bhd ceased to be a subsidiary company of AMB as of 29 November 2002.*

Further details on the balance of Inter-PLC Debts owing to the AMB Scheme Companies and owing by the AMB Scheme Companies are set out in Appendix X.

6.4 Proposed categorisation of the AMB Scheme Creditors

For the purpose of determining the mode of settlement, the AMB Group FI Lenders and Inter-PLC Creditors shall be categorised as follows:

i) Class B Unsecured AMB Scheme Creditors

The portion of the Adjusted Applicable Debt which is recoverable based on the estimated rate of recovery at the respective AMB Scheme Companies concerned, would be allocated Class B AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts.

ii) Class C Unsecured AMB Scheme Creditors

The portion of the Adjusted Applicable Debt which is not recoverable based on the estimated rate of recovery at the respective AMB Scheme Companies concerned, would be allocated Class C AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts.

The classification of the debts owing to the AMB Scheme Creditors and their recovery rate determined in June/July 1999 are set out in Appendix IX.

Under the Proposed GWRS, all affected creditors shall firstly be classified as either secured creditors or unsecured creditors. The aforesaid classification is based upon a review of loan documentation in relation to the affected creditors' position by Raslan Loong, in consultation with the management of the respective PLC Group. In this regard, creditors with charges within the meaning of the Cos Act or arising under common law or equity, are treated as secured creditors. All other creditors who do not fall under the category of secured creditors are treated as unsecured creditors. In the case of AMB, all the AMB Scheme Creditors (comprising both the AMB Group FI Lenders and Inter-PLC Creditors) are classified as unsecured creditors with full recovery or, less than full recovery based on the estimated rate of recovery as reviewed by PwC in June/July 1999.

Prior to the announcement of the Proposed AMB Scheme in July 2000, AMB had issued an IM to the AMB Group FI Lenders to obtain their feed-back on the key debt restructuring principles (including the applicable security coverage and recovery rates of the AMB Group FI Lenders). Whilst changes in the operating conditions and changes in the market price of the AMB Shares subsequent to the announcement in July 2000 have necessitated certain revisions to be made to the Proposed AMB Scheme, your Board proposes to apply the same applicable security coverage and recovery rates as initially determined in June/July 1999, so as to minimise the revisions to the key parameters of the debt restructuring upon which negotiations with the core AMB Group FI Lenders and KPMG (the Independent Financial Adviser to the AMB Scheme Creditors) were premised upon.

The following is an illustration of the classes of instruments which would be issued to the AMB Scheme Creditors (excluding CG Lenders) based on their classifications as set out in Appendix IX.

Example 1

For an AMB Unsecured Creditor (excluding CG Lender) where the estimated rate of recovery at the entity to which it lent allows for 100% recovery, 5% of its Adjusted Applicable Debt will be converted into new AMB Shares, whilst another 5% of its Adjusted Applicable Debt will be converted into RCCPS. An additional 5.9% of its Adjusted Applicable Debt will be settled by upfront cash payment and the remaining 84.1% of its Adjusted Applicable Debt will be exchanged for Class B AMB Bonds, or Class B AMB-SPV Consolidated and Rescheduled Debts, whichever is applicable.

Say Adjusted Applicable Debt : RM/USD100 million
Say Estimated Rate of Recovery : 100%

Proposed Settlement:

i) RM/USD 5.0 million in AMB Shares (5% x RM/USD 100 million)
ii) RM/USD 5.0 million in RCCPS (5% x RM/USD 100 million)
iii) RM/USD 5.9 million in Cash (5.9% x RM/USD 100 million)
iv) RM/USD 84.1 million in Class B AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts (84.1% x RM/USD 100 million)

Example 2

For an AMB Unsecured Creditor where the estimated rate of recovery at the entity to which it lent allows for less than 100% recovery, 5% of its Adjusted Applicable Debt will be converted into new AMB Shares, whilst another 5% of its Adjusted Applicable Debt will be converted into RCCPS. The remaining 90% of its Adjusted Applicable Debt will be apportioned between Class B and Class C AMB Bonds or AMB-SPV Consolidated and Rescheduled Debts, whichever is applicable. The Class B instruments will include an upfront cash payment equivalent to 5.9% of the portion of the Adjusted Applicable Debt to be settled *via* the Class B instrument.

Say Adjusted Applicable Debt : RM/USD100 million
Say Estimated Rate of Recovery : 73%.

Proposed Settlement:

i) RM/USD 5 million in AMB Shares (5% x RM/USD 100 million)
ii) RM/USD 5 million in RCCPS (5% x RM/USD 100 million)
iii) RM/USD 65.7 million in Class B AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts (73% x RM/USD 90 million) inclusive of an upfront cash payment of RM/USD 3.88 million (5.9% x RM/USD 65.7 million)
iv) RM/USD 24.3 million in Class C AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts (27% x RM/USD 90 million)

6.5 Amount of Upfront Cash Payment, AMB Shares, RCCPS, AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts to be issued

Based on the proposed mode of settlement as described under Section 6.1 of this Circular, the amount of upfront cash payment, AMB Shares, RCCPS, AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts to be issued to the AMB Scheme Creditors are as follows:

	Upfront cash payment RM 'mil	Amount converted into AMB Shares RM 'mil	Amount converted into RCCPS RM 'mil	Amount converted into Bonds and Consolidated and Rescheduled Debts RM 'mil (or equivalent)	Adjusted Applicable Debts RM 'mil
AMB Bonds (AMB Group Inter-PLC Creditor)					
Class B	5.787	4.891	4.891	82.251	97.820
Class C	-	1.809	1.809	32.562	36.180
	5.787	6.700	6.700	114.813	134.000
AMB Bonds (AMB Group FI Lenders)					
Class B	1.150	0.972	0.972	16.342	19.436
Class C	-	0.359	0.359	6.470	7.188
	1.150	1.331	1.331	22.812	26.624
AMB-SPV Consolidated and Rescheduled Debts (AMB Group FI Lenders)					
Class B	19.482	16.466	16.466	276.899	329.313
Class B (CG Lenders)	2.174	1.650	1.650	92.163	97.637
Class C	-	6.090	6.090	109.620	121.800
	21.656	24.206	24.206	478.682	548.750
Total	28.593	32.237	32.237	616.307	709.374

The above amounts of upfront cash payment, AMB Shares, RCCPS and AMB Bonds include the amounts of upfront cash payment, AMB Shares, RCCPS and AMB Bonds to be issued to repay the LLB Group as described in Section 5.4(iv) of this Circular, but exclude the "Year 0 Interest" payment proposed to be made to the holders of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts due to the unforeseen delay in the up-front cash payment, details of which are set out in Section 6.7 of this Circular.

Debt to equity conversion

For Unsecured AMB Scheme Creditors (excluding CG Lenders), 5% of their Adjusted Applicable Debts are proposed to be settled by way of a debt to equity conversion. The 32.24 million new AMB Shares represents 9.5% of the enlarged share capital of AMB after the Proposed AMB Scheme (before the RCCPS conversion). The issue price of the AMB Shares is fixed at RM1.00 determined based on the pricing basis set out in Section 6.18 of this Circular.

Debt to RCCPS conversion

For Unsecured AMB Scheme Creditors (excluding CG Lenders), an additional 5% of their Adjusted Applicable Debts is proposed to be settled by way of a debt to RCCPS conversion. The par value of the RCCPS is RM0.01 each and the issue price of the RCCPS is fixed at RM1.00 per RCCPS.

The RCCPS shall carry the right to a fixed preferential gross dividend of 1 sen per RCCPS per annum, from the Issue Date until the "Redemption Date" (being 10 years from and inclusive of the Issue Date of the RCCPS). Such rights to dividend shall be cumulative and shall be paid in priority to any payment of dividend on the AMB Shares.

The RCCPS may be convertible into new AMB Shares at any time after the third anniversary of the Issue Date of the RCCPS up until the Redemption Date at the conversion price of RM1.10 per AMB Share, determined based on the pricing basis set out in Section 6.18 of this Circular.

The summary of the principal terms and conditions of the RCCPS are set out in Appendix XI.

Up-front cash payment

The upfront cash payment amounting to RM28.59 million is expected to be paid on the Issue Date from (i) net divestment proceeds from the Proposed Divestment Programme for the AMB Group, (ii) the upfront cash payment to be received by AMB from the ACB Group as described in Section 5.4(i) of this Circular; and (iii) proceeds from the CPB Inter-Co Repayment which shall be accrued to AMB as at the Issue Date.

Please refer to Appendix XIV(A) and Appendix XIV(C) for the salient features of the Class B and Class C AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts.

The upfront cash payment, AMB Shares, RCCPS, AMB Bonds, AMB Debts and AMB-SPV Consolidated and Rescheduled Debts shall be paid/issued not later than 15 March 2003. In the event that the upfront cash payment, AMB Shares, RCCPS, AMB Bonds, AMB Debts and AMB-SPV Consolidated and Rescheduled Debts are not paid/issued by 15 March 2003, the Proposed AMB Scheme shall be deemed to have lapsed and in such event, notwithstanding anything else provided in this Circular, nothing shall preclude any of the AMB Scheme Creditors from taking any action that they have or might have (including, without limitation, any claims for accruals, late charges, penalties, costs and expenses payment and indemnification obligation) arising from and in accordance with the existing loans/credit facilities of such AMB Scheme Creditor unless the date for the payment/issuance of the aforesaid upfront cash payment, AMB Shares, RCCPS, AMB Bonds, AMB Debts and AMB-SPV Consolidated and Rescheduled Debts after 15 March 2003 is subsequently approved by the AMB Scheme Creditors.

6.6 Proposed YTM

As the cash flows projected over the next 9 years by your Board after setting aside an amount to cater for future contingencies, are not expected to be sufficient to support repayment of the debts of the AMB Scheme Creditors entirely in cash, AMB has proposed to issue additional 21.92 million detachable new AMB Shares to be attached to the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts as a yield enhancement (of 0.85%) to the cash YTMs ("equity-kicker") in order to enhance the return to the AMB Scheme Creditors. The assumed value of the free AMB Shares to be issued as equity-kicker for each class of AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts are as follows:

Category	Instrument	Cash YTM [1]	Equity-kicker enhancement to YTM			All-in YTM [2]
			Kicker YTM [1]	Value of AMB Shares issued as equity-kicker	Total No. of AMB Shares ('million)	
Class B	Bonds	4.75%	0.85%	Approximately RM2,428 of AMB Shares at the assumed value of RM1.00 per AMB Share would be attached to each RM100,000 of Adjusted Applicable Debts	2.85	5.60%
Class B	Consolidated and Rescheduled Debts	4.00%	0.85%	Approximately USD2,402 of AMB Shares at the assumed value of RM1.00 per AMB Share would be attached to each USD100,000 of Adjusted Applicable Debts	7.91	4.85%

Category	Instrument	Cash YTM [1]	Equity-kicker enhancement to YTM			All-in YTM [2]
			Kicker YTM [1]	Value of AMB Shares issued as equity-kicker	Total No. of AMB Shares ('million)	
Class B	Consolidated and Rescheduled Debts (CG Lenders)	4.00%	0.85%	Approximately USD799.09 of AMB Shares at the assumed value of RM1.00 per AMB Share would be attached to each USD100,000 of Adjusted Applicable Debts	0.78	4.85%
Class C	Bonds	4.75%	0.85%	Approximately RM6,286 of AMB Shares at the assumed value of RM1.00 per AMB Share would be attached to each RM100,000 of Adjusted Applicable Debts	2.72	5.60%
Class C	Consolidated and Rescheduled Debts	4.00%	0.85%	Approximately USD6,288 of AMB Shares at the assumed value of RM1.00 per AMB Share would be attached to each USD100,000 of Adjusted Applicable Debts	7.66	4.85%
Total					**21.92**	

Notes:

1. *The cash YTM and kicker YTM were arrived at following negotiations with the core AMB Group FI Lenders and after taking into consideration the availability of the AMB Group's projected cash flows for the 10-year period from 2002 to 2011.*

2. *Represents the aggregate of the cash YTM and kicker YTM.*

The AMB Shares issued to the AMB Scheme Creditors as equity-kicker are immediately detachable after the Issue Date. Based on the assumption that these AMB Shares are sold by the AMB Scheme Creditors at their assumed value of RM1.00 each as at the Issue Date and all proposed yearly cash redemption/repayment amounts for the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts are received by the AMB Scheme Creditors on schedule (commencing from the Issue Date, and thereafter, the subsequent annual redemption/repayment on every 31 December until the respective last annual redemption/repayment date for the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts), the AMB Scheme Creditors would effectively receive the respective all-in YTMs (being the cash YTMs plus the kicker YTMs) as stated above.

6.7 Proposed Redemption/Repayment Tenure

The AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts are redeemable/repayable in annual instalments and their proposed redemption/repayment tenure is summarised below:

Unsecured AMB Scheme Creditors	
Class B	**Class C**
1 – 7 years	1 – 10 years

The redemption/repayment profiles of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts are set out in Appendix XII.

The first annual redemption/repayment date of the AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts shall be on the Issue Date, and thereafter, the subsequent annual redemption/repayment dates shall be on every 31 December. However, a redemption/repayment made at any date which is not more than 14 days before each redemption/repayment date of 31 December will not be construed as early redemption/repayment.

Based on the proposed yearly redemption/repayment amounts and the due dates for the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts, holders of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts would receive the relevant cash YTM as stated in Section 6.6 of this Circular for the period commencing on 1 January 2002 and ending on the respective last annual redemption/repayment date for the AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts. Accordingly, interest due to holders of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts (including AMB Group FI Lenders) from 1 January 2002 is built into the relevant cash YTM as stated in Section 6.6 of this Circular.

The AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts were previously targeted to be issued on 1 January 2002 and accordingly, up-front cash payment totalling RM28.59 million ("Year 0 Payment") was previously targeted to be paid to the AMB Scheme Creditors on 1 January 2002 as well. However, in view of the unforeseen delay in the implementation of the Proposed AMB Scheme which is expected to be effected in the first quarter of 2003, AMB proposes to pay interest on the Year 0 Payment for the period commencing on 1 January 2002 up to the Issue Date calculated based on the cash YTM applicable to the relevant AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts without interest compounding ("Year 0 Interest").

For illustrative purposes only, the estimated Year 0 Interest to be paid by AMB is approximately RM1.20 million and this Year 0 Interest shall be paid to holders of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts on the Issue Date and to be funded from the interest earned between 1 January 2002 to the Unconditional Date (assuming at 31 December 2002 for illustrative purpose only) from proceeds arising from the Proposed Divestment Programme for the AMB Group currently deposited in designated escrow accounts.

As at 25 November 2002, the total divestment proceeds deposited in the escrow accounts amounts to approximately RM117.57 million (inclusive of approximately RM19.43 million interest accrued based on an interest rate ranging from 0.7% per annum to 3.2% per annum) which was derived from the following:

		RM 'mil
i.	The net proceeds raised from the disposal by Range Grove Sdn Bhd of its entire equity interest in 4 joint-venture companies in the PRC as described in Section 5.5 of this Circular.	48.40[1]
ii.	The net proceeds raised from the disposal by AMB of (a) 1,530,510 ordinary shares of RM1.00 each, representing 51% equity interest in LSM and (b) 13,393,298 ordinary shares of RM1.00 each, representing 51% equity interest in SAM, to Suzuki Motor Corporation, Japan, for an aggregate cash consideration of RM27.91 million and an additional RM25.30 million cash received by AMB pursuant to the settlement of the inter-company balances owed by LSM and SAM to the AMB Group (Further details of the aforesaid disposal are set out in Section 6.20 of this Circular)	49.74[2]
	Total	98.14

Notes:

1. Excluding accrued interest earned on the cash proceeds of RM6.3 million.

2. After deducting the relevant disposal costs and taxation in relation to the aforesaid disposal of RM3.47 million.

As discussed under Section 5.4(i) of this Circular, AMB would receive 28.92 million of new ACB Shares of RM1.00 each to settle the Inter-PLC Debts owing by the ACB Group to the AMB Group. These ACB Shares are identified as one of the sources supporting the first redemption/repayment for the AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts on 31 December 2002. As the aforesaid ACB shares would not be sold by the Issue Date, RM28.92 million of the total RM55.99 million Class B AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts due and payable on 31 December 2002 shall be deferred and paid by 30 June 2003 to allow the management of AMB to have more time to divest the 28.92 million ACB Shares ("Deferred Payment").

The balance RM27.07 million Class B AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts due and payable on 31 December 2002 is expected to be redeemed/repaid from (i) net divestment proceeds from the Proposed Divestment Programme for the AMB Group, (ii) proceeds from the redemption of the ACB Bonds; and (iii) proceeds from the CPB Inter-Co Repayment.

For illustrative purposes only, AMB proposes to pay an interest on the Deferred Payment of approximately RM0.61 million (based on the aforesaid deferred payment dates) calculated based on the cash YTM applicable to the relevant AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts without interest compounding, and such interest shall be paid on the respective last annual redemption/repayment date for the AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts. The interest shall be paid from internally generated operating cash flows and dividend received from subsidiary and associated companies of AMB.

In the event that the ACB Shares are sold at a price higher than the original issue price of RM1.00 each, the excess net proceeds raised from the disposal of the ACB Shares will be captured as part of the Dedicated Cash Flows (as described under Section 6.13 of this Circular) which will be utilised to redeem/repay the AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts.

6.8 Treatment of CG Lender

Under the Proposed AMB Scheme, the Outstanding Principal Amount owing to a CG Lender by Lion Rubber Industries Pte Ltd, a subsidiary of AMB ("Sub-Co"), is proposed to be novated to AMB in a manner similar to other AMB Scheme Creditors. Thereafter, the Adjusted Applicable Debt of the CG Lender shall be novated and rescheduled under AMB Harta (L) Limited and be settled by the issuance of AMB-SPV Consolidated and Rescheduled Debts.

The CG Lender shall consent to the charging of the assets of the Sub-Co which are proposed to be disposed of pursuant to the Proposed AMB Scheme ("Sub-Co Assets") in consideration for the issuance of Class B AMB-SPV Consolidated and Rescheduled Debts with a NPV equivalent to the NPV of the estimated net divestment proceeds for the Sub-Co Assets as included in the Proposed Divestment Programme for the AMB Group ("Asset Tranche").

The balance of the CG Lender's Adjusted Applicable Debt not covered by the Asset Tranche will be settled, like other Unsecured AMB Scheme Creditor, *vide* cash and the issuance of AMB Shares, RCCPS and Class B AMB-SPV Consolidated and Rescheduled Debts ("Balance Tranche").

The Class B AMB-SPV Consolidated and Rescheduled Debts to be issued to the CG Lender for the Asset Tranche shall have the same governing terms and condition and shall rank *pari passu* with the Class B AMB-SPV Consolidated and Rescheduled Debts to be issued to the other Unsecured AMB Scheme Creditors. Particularly, the Asset Tranche will form part of the Class B AMB-SPV Consolidated and Rescheduled Debts that will be due for repayment in the year the Sub-Co Assets is projected to be sold.

For illustrative purposes only, assuming that the Sub-Co has an Adjusted Applicable Debt of USD100 million and the Sub-Co Assets are targeted to be sold at USD50 million in Year 5 (where NPV = USD41.1 million), the Asset Tranche to be addressed will be USD41.1 million and the Balance Tranche to be addressed at the AMB level as Unsecured AMB Scheme Creditors will be USD58.9 million. The mode of repayment for the CG Lender will be as follows:

Adjusted Applicable Debt	Asset Tranche	Balance Tranche
USD100 million	USD41.1 million NPV of Class B AMB-SPV Consolidated and Rescheduled Debts, which will be repaid in Year 5. The Class B AMB-SPV Consolidated and Rescheduled Debts will accrue to RM50 million in Year 5 for repayment.	• USD2.945 million AMB Shares (5% of Balance Tranche) • USD2.945 million RCCPS (5% of Balance Tranche) • USD3.887 million upfront cash payment (6.6% of Balance Tranche) • USD49.123 million NPV of Class B AMB-SPV Consolidated and Rescheduled Debts (83.4% of the Balance Tranche)

Further details on the mode of repayment for the CG Lenders (including the repayment profile of the Class B AMB-SPV Consolidated and Rescheduled Debts to be issued to the CG Lenders) are set out in Appendix XII.

All principal facilities and corporate guarantee given by AMB with respect to the Adjusted Applicable Debt owing to CG Lenders by the Sub-Cos shall be (and will be deemed to be) fully and irrevocably settled, satisfied, released and discharged upon the Issue Date.

To the extent permitted by applicable laws and regulatory authorities, your Board reserves the right to implement the rest of the proposals within the Proposed AMB Scheme in the event the CG Lenders do not accept the aforementioned proposal.

6.9 Similar Terms for the AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts

Apart from the differences in YTMs, currency of repayment, transferability, the marginal difference in the redemption/repayment profile and the difference arising solely in the form of the indebtedness between the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts, there is no substantive difference in the proposed terms and conditions between the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts of the same class.

6.10 Transferability of AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts

The AMB Bonds would be transferable amongst persons who are the first holders of the Bonds. Whilst the AMB-SPV Consolidated and Rescheduled Debts shall be issued in two different tranches as follows:

i) Tranche I shall be issued to non-resident AMB Group FI Lenders (including offshore companies incorporated under the Offshore Companies Act, 1990) which would be freely tradable and transferable; and

ii) Tranche II shall be issued to resident AMB Group FI Lenders which would be non-tradable and non-transferable.

Apart from the difference in term of transferability, there shall be no other substantial difference in the proposed terms and conditions between Tranche I and Tranche II of the AMB-SPV Consolidated and Rescheduled Debts.

6.11 No Rating

Under the Proposed AMB Scheme, the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts shall not be rated by any rating agency as there would be no money raised from the issuance of AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts. Further, the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts are merely instruments to facilitate the terming out of the existing loan exposure to the AMB Scheme Creditors. Hence, an exemption had been sought and obtained from the SC on 17 April 2002 for a waiver of the rating requirement for the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts.

Notwithstanding the foregoing, by a letter dated 9 July 2002, AMB had undertaken to Pengurusan Danaharta Nasional Berhad that subject to compliance with the relevant prevailing legislation and regulations, it shall use its best endeavours to procure a rating of the AMB Bonds no later than 31 December 2004.

6.12 Existing Arrangements of the AMB Scheme Creditors

Upfront cash payment, AMB Shares, RCCPS, AMB Bonds or AMB-SPV Consolidated and Rescheduled Debts, whichever is applicable, will be issued to settle the Adjusted Applicable Debts owing to the AMB Scheme Creditors. The rights and benefits of the relevant AMB Scheme Creditors upon the Issue Date will be governed by the terms and conditions of the relevant documents including the trust deeds, the facility agreements, security documents and such other pertinent documents which will bind all the AMB Scheme Creditors pursuant to the Final Orders. All claims, rights or interests arising in relation to any monies borrowed by, funds advanced to, services provided to, or guarantees, indemnities or undertakings provided by the AMB Scheme Companies to the AMB Scheme Creditors (including, without limitation, any claims for accruals, late charges, penalties, costs and expenses payment and indemnification obligations) and any keep well agreements, undertakings, guarantees, indemnities, letters of comfort and any other support agreements given by any other person with respect thereof will be (and will be deemed to be) fully and irrevocably settled, released and discharged upon payment of the upfront cash and issuance of the AMB Shares, RCCPS, AMB Bonds and/or AMB-SPV Consolidated and Rescheduled Debts.

6.13 Securities for AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts

The Security Trustee shall hold the following securities ("Securities") for the benefit of the holders of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts:

i) The assets included in the Proposed Divestment Programme for the AMB Group. If there is an existing charge on any such assets, the Security Trustee will take a lower priority security interest.

ii) The ACB Bonds and ACB Shares (comprising both debt to equity conversion shares and equity-kicker shares) received by AMB.

iii) The CPB Inter-Co Repayment received by AMB.

iv) The Redemption Account held by AMB. The Redemption Account will capture the "Dedicated Cash Flows".

Dedicated Cash Flows mean cash flows from the following sources:

a) net proceeds from the disposal of any assets in the Proposed Divestment Programme for the AMB Group (other than the net proceeds set aside for the purpose of the Proposed Tender) over which there is presently no security;

b) proceeds from the redemption of the ACB Bonds and CPB Inter-Co Repayment;

c) any Back-End Amount and Loyalty Payment received by AMB as a holder of ACB Bonds;

d) any Loyalty Payment received by AMB from the CPB Inter-Co Repayment;

e) subject to the proportions allocated to holders of the AMB Bonds and the AMB-SPV Consolidated and Rescheduled Debts, net proceeds from the disposal of any residual assets (other than assets in the Proposed Divestment Programme for the AMB Group and net proceeds set aside for the purpose of the Proposed Tender);

f) net proceeds from the disposal of 28.92 million ACB Shares received by AMB as debt to equity conversion shares pursuant to the Proposed Debt Restructuring Exercise for AMB Group;

g) net proceeds from the disposal of 5.09 million ACB Shares attached to the ACB Bonds as equity-kicker shares; and

h) payments from Silverstone Sub-Bond from year 2005 to 2011.

The sources of Dedicated Cash Flows (excluding items (c), (d) and (g)) are estimated to amount up to RM800.26 million (in terms of aggregate nominal amount). Monies captured in the Redemption Account can only be used towards redemption of the AMB Bonds and repayment of the AMB Debts and ultimately the AMB-SPV Consolidated and Rescheduled Debts (including payment of taxes, fees and other costs relating to the Proposed AMB Scheme) and cannot be utilised by AMB for any other purposes.

Class B AMB Bonds and Class B AMB-SPV Consolidated and Rescheduled Debts will rank *pari passu* amongst each other in respect of the Securities listed under items (i) to (iv) which are held by the Security Trustee, and rank in priority to the Class C AMB Bonds and Class C AMB-SPV Consolidated and Rescheduled Debts. Meanwhile, the Class C AMB Bonds and Class C AMB-SPV Consolidated and Rescheduled Debts will rank *pari passu* amongst each other in respect of the Securities.

In addition, the following will be securities provided in respect of the AMB-SPV Consolidated and Rescheduled Debts ("SPV Securities"):

i) Assignment of all the rights attaching to the AMB Debts including the rights to receive payments from AMB and rights to other entitlements;

ii) A Debenture over the assets (namely the AMB Debts) of the AMB-SPV;

iii) A charge over the SPV Redemption Account. The SPV Redemption Account will capture the proceeds from the repayment of the AMB Debts by AMB to AMB-SPV of USD125.97 million (or equivalent to approximately RM478.682 million) in net present value (USD155.06 million or equivalent to approximately RM589.22 million in nominal amount); and

iv) Corporate guarantee by AMB to the Facility Agent for the benefit of the holders of the AMB-SPV Consolidated and Rescheduled Debts.

Monies captured in the SPV Redemption Account can only be used towards repayment of the AMB-SPV Consolidated and Rescheduled Debts and cannot be utilised by the AMB-SPV for any other purposes.

The Class B AMB-SPV Consolidated and Rescheduled Debts will rank *pari passu* amongst each other in respect of the SPV Securities listed above and rank ahead of the Class C AMB-SPV Consolidated and Rescheduled Debts in respect of the SPV Securities. Meanwhile, the Class C AMB-SPV Consolidated and Rescheduled Debts will rank *pari passu* amongst each other in respect of the SPV Securities.

The estimated security coverage for holders of Class B AMB Bonds and AMB-SPV Consolidated and Rescheduled Debt of approximately RM0.71/USD0.71 per RM1/USD1 Class B AMB Bond or AMB-SPV Consolidated and Rescheduled Debt is based on:

i) the security over the assets included in the Proposed Divestment Programme for the AMB Group; and

ii) the value of the first ranking security over unencumbered divestment assets for the ACB Bonds and CPB Inter-Co Repayment which support the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts.

The above estimated coverage excludes the surplus value of any security over encumbered assets.

Based on the above estimated coverage, there would be no security coverage for holders of Class C AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts.

Class B AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts and Class C AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts shall rank *pari passu* with all other unsecured and unsubordinated creditors of AMB in respect of AMB's assets which are not part of the Securities.

The summary of the principal terms and conditions of the AMB Bonds, AMB Debts and AMB-SPV Consolidated and Rescheduled Debts are enclosed as Appendices XIV(A) to XIV(C).

6.14 Early Redemption/Repayment

If there is any surplus in the Dedicated Cash Flows after the redemption/repayment amounts for any particular redemption/repayment date has been fully redeemed/repaid, AMB has the option of proceeding to early redemption/repayment. However, a redemption/repayment made at any date which is not more than 14 days before each redemption/repayment date of 31 December will not be construed as early redemption/repayment.

Early redemption/repayment of the AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts (*via* the early repayment of the AMB Debts owing by AMB to the AMB-SPV) will proceed in chronological order of redemption/repayment dates, starting with the next redemption/repayment date after the latest scheduled redemption/repayment.

AMB may, at its option, redeem/repay the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts (*via* the early repayment of the AMB Debts owing by AMB to the AMB-SPV) before their scheduled redemption/repayment dates. Following negotiations with the core AMB Group FI Lenders, AMB shall be obligated to redeem/repay the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts (*via* the early repayment of the AMB Debts owing by AMB to the AMB-SPV) where AMB has not less than RM5 million of Dedicated Cash Flows available in its Redemption Account.

The AMB-SPV Consolidated and Rescheduled Debts for a particular repayment date will be repaid on a *pro rata* basis with the AMB Bonds for the same redemption date.

The early redemption/repayment amounts payable by AMB shall be calculated based on the following formula, which would yield the returns for the AMB Bonds and the AMB-SPV Consolidated and Rescheduled Debts as indicated below:

$$EA = \frac{A}{(1 + R)^{M}} \times (1 + R)^{N}$$

where "*EA*" - the amount payable upon early redemption/repayment under the AMB Bonds or AMB-SPV Consolidated and Rescheduled Debts, whichever is applicable

"*A*" - the original annual redemption/repayment amount under the AMB Bonds or AMB-SPV Consolidated and Rescheduled Debts, whichever is applicable, which is proposed to be redeemed/repaidearlier than scheduled

"*R*" - the following return per day:

Type	Return per day
Class B AMB Bonds	0.012714883%
Class B AMB-SPV Consolidated and Rescheduled Debts	0.010745978%
Class C AMB Bonds	0.012714883%
Class C AMB-SPV Consolidated and Rescheduled Debts	0.010745978%

"*M*" - the number of days between the Issue Date of the AMB Bonds or AMB-SPV Consolidated and Rescheduled Debts, whichever is applicable, and the relevant date of original annual redemption/repayment amount (both dates inclusive); and

"*N*" - the number of days between the Issue Date of the AMB Bonds or AMB-SPV Consolidated and Rescheduled Debts, whichever is applicable, and the date of early redemption/repayment.

6.15 Late Redemption/Repayment Interest

In the event of late redemption or repayment under the terms of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts, the default interest shall be 1% above the respective cash YTM of the AMB Bonds and AMB-SPV Consolidated and Restructured Debts.

6.16 Payment of Back-End Amount and Loyalty Payment

A contingent payment of up to the nominal value of the Back-End Amount (calculated in accordance with the formula set out in Appendix XIII) shall be payable to Unsecured AMB Scheme Creditors as contingent payment of the Principal Waived. In addition, a contingent back-end yield enhancement or Loyalty Payment of up to a maximum of 0.75% in addition to the cash YTMs based on the Relevant Amount (as described hereafter) shall be payable to the holders of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts as a contingent yield enhancement for the long tenure of AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts to reward holders of such instruments who support the Proposed Debt Restructuring Exercise for AMB Group by holding these instruments to maturity. This entitlement is conditional upon the full redemption/repayment of all classes of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts and is subject to the extent of the apportioned Relevant Amount, if any.

The Relevant Amount refers to the cash amount calculated in the following manner:

i) the excess of the actual aggregate over the forecast/projected aggregate net divestment proceeds from the entire Proposed Divestment Programme for the AMB Group ("Super Divestment Proceeds") from the Issue Date to the date of full redemption/repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts;

ii) the excess of the audited aggregate over the forecast/projected aggregate profit available to the Silverstone's shareholders for the period from the Issue Date to the date of full redemption/repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts ("Super Profits");

iii) the Loyalty Payment and Back-End Amount from the ACB Bonds backing the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts received during the aforesaid period; and

iv) the Loyalty Payment from the CPB Inter-Co Repayment.

On maturity of the Class C AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts, cash up to the Relevant Amount shall be applied in the following priority:

i) for every RM1/USD1 of the Relevant Amount payable to settle the Back-End Amount, an equivalent of RM1/USD1, as the case may be, shall be retained by AMB and utilised by AMB without restrictions; and

ii) after the nominal value of the Back-End Amount has been fully repaid, the balance Relevant Amount, if any, shall be applied by AMB for the Loyalty Payment on the following basis:

For every RM1/USD1 of the Relevant Amount applied to pay Class B and Class C instruments on a *pro rata* basis such that holders of the Class B and Class C instruments receive a Loyalty Payment translating to an enhancement of their cash YTMs by up to a maximum of 0.75%, an equivalent of RM1/USD1, as the case may be, shall be retained by AMB and utilised by AMB without restrictions.

The Back-End Amount and Loyalty Payment, if any, shall be paid within 1 month from the last redemption/repayment date, upon full redemption/repayment of the instruments.

An illustration of the concept of "Super Divestment Proceeds/Super Profits" and sharing basis of these "Super Divestment Proceeds/Super Profits" is set out in Appendix XIII.

6.17 Terms of the ACB Bonds and CPB Inter-Co Repayment backing the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts

Under the Proposed Debt Restructuring Exercise for the AMB Group, a portion of the cash flows required for the redemption of the AMB Bonds and repayment of the AMB-SPV Consolidated and Rescheduled Debts, is from ACB Bonds and CPB Inter-Co Repayment received by AMB pursuant to the Proposed AMB Scheme.

The terms of the CPB Inter-Co Repayment to be received by AMB pursuant to the Proposed Debt Restructuring Exercise are set out in the Master Restructuring Agreement dated 21 December 2000 entered into by CPB, Chocolate Products Manufacturing Sdn Bhd, Chocolate Products Trading Sdn Bhd, CPB Enterprise Sdn Bhd, OCBC Bank (Malaysia) Bhd, Alliance Merchant Bank Berhad, AmBank Berhad (formerly known as Arab-Malaysian Bank Berhad), Aseambankers Malaysia Berhad, Bank Pertanian Malaysia Berhad, Bank Utama (M) Bhd, Affin Bank Berhad, Hong Leong Bank Berhad, HSBC Bank Malaysia Berhad, Malayan Banking Berhad, Malaysian Industrial Development Finance Bhd, EON Bank Berhad, Pengurusan Danaharta Nasional Berhad, Public Bank Bhd, RHB Bank Bhd, Utama Merchant Bank Bhd and Danaharta Managers Sdn Bhd.

The ACB Bonds to be received by AMB pursuant to the Proposed Corporate Restructuring Exercise for the AMB Group share substantially common terms and conditions with those of the Class B and Class C AMB Bonds, apart from the difference in the redemption profile and the security supporting the ACB Bonds. The key terms of the ACB Bonds are set out in Appendix XIV(E).

6.18 Pricing Basis and Ranking of the AMB Shares and RCCPS

AMB Shares

The issue price of the AMB Shares issued to the AMB Scheme Creditors as debt to equity conversion shares, as equity-kicker shares and pursuant to the conversion of the RCCPS is fixed at RM1.00, which represents the par value of the AMB Shares ("Final Issue Price"). However, for illustrative purposes only, the issue price of the new AMB Shares of RM1.00 represents a 203% premium over the theoretical market price of AMB Shares of RM0.33 (calculated based on the weighted average price of AMB Shares for the 5 Market Days up to 16 July 2002, being the price-fixing date, of RM0.10 and after adjusting for the Proposed Capital Reconstruction for AMB in accordance with the formula set out in Section 5.1 of this Circular). The price-fixing date of the AMB Shares has been determined and announced by your Board on 19 July 2002 after the receipt of the SC's approval for the Proposed AMB Scheme.

All the new AMB Shares to be issued to the AMB Scheme Creditors, which would be listed on the Main Board of the KLSE, will be issued after the Proposed Capital Reconstruction for AMB, shall rank *pari passu* in all respects with the existing AMB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new AMB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

All the new AMB Shares to be issued to the AMB Scheme Creditors will not be subject to any moratorium and may be sold at any time after the Issue Date.

RCCPS

The RCCPS shall be issued at an issue price of RM1.00 each, which corresponds to the par value of the AMB Shares and the Final Issue Price of the new AMB Shares to be issued to the AMB Group FI Lenders. Meanwhile, the conversion price is fixed at RM1.10 per AMB Share, which corresponds to a 10% premium to the Final Issue Price of the new AMB Shares to be issued to the AMB Group FI Lenders.

The RCCPS carry no right to attend and vote at general meetings of AMB unless the general meeting is (i) for any resolution which varies or is deemed to vary the rights and privileges of such RCCPS or (ii) for any resolution for the winding-up of AMB.

Save and except that the RCCPS shall rank in priority to all other classes of shares of AMB as regards the preferential dividend and return of capital in the event of winding-up, the RCCPS have no right to participate in the surplus assets and profits of AMB.

The new AMB Shares to be issued upon conversion of the RCCPS which would be listed on the Main Board of the KLSE, shall rank *pari passu* in all respects with the then existing AMB Shares except that they will not be entitled to dividends, rights, allotments or other distributions if the new AMB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions.

The summary of the principal terms and conditions of the RCCPS are set out in Appendix XI.

6.19 Prescribed Securities

The KLSE has already prescribed the securities of AMB on the Main Board of the KLSE to be deposited with the MCD. Pursuant to Section 29 of the Securities Industry (Central Depository) Act, 1991, all dealings in the AMB Shares will be by book entries through the CDS accounts.

The new AMB Shares to be issued as debt to equity conversion shares and equity-kickers shares will be credited directly into the CDS accounts of the respective recipients. AMB would (i) make an application to the KLSE for the listing of and quotation for the aforesaid AMB Shares and (ii) within 10 Market Days from the Issue Date of the new AMB Shares, despatch the notices of allotment to the recipients.

Similarly, the new AMB Shares to be issued arising from the conversion of the RCCPS, if any, will be credited directly into the CDS accounts of the recipients. AMB would (i) make an application to KLSE for the listing of and quotation for the aforesaid AMB Shares and (ii) within 10 Market Days from the date of receipt of the notice of conversion for the RCCPS, issue and allot the new AMB Shares arising from the conversion of the RCCPS and despatch the notices of allotment to the recipients.

6.20 Proposed Tender

Following negotiations with the core AMB Group FI Lenders, AMB proposes to offer the AMB Group FI Lenders the opportunity to tender any part of their RM22.81 million in net present value (RM29.23 million in nominal amount) of AMB Bonds and/or USD125.97 million (or equivalent to approximately RM478.682 million) in net present value (USD153.19 million or equivalent to approximately RM582.11 million in nominal amount) of AMB-SPV Consolidated and Rescheduled Debts which would be issued to them under the Proposed AMB Scheme ("New Debt Instruments") for cancellation in consideration for RM48.8 million cash derived from the following ("Available Cash"):

		RM 'million
i.	Part of the net proceeds raised from the disposal by Range Grove Sdn Bhd of its entire equity interest in 4 joint-venture companies in the PRC as described in Section 5.5 of this Circular.	24.7
ii.	Part of the net proceeds raised from the disposals by AMB of (a) 1,530,510 ordinary shares of RM1.00 each, representing 51% equity interest in LSM and (b) 13,393,298 ordinary shares of RM1.00 each, representing 51% equity interest in SAM, to Suzuki Motor Corporation, Japan for an aggregate cash consideration of RM27.91 million ("Disposals of LSM and SAM") @	24.1
	Total	48.8

Note:

@ *The aforesaid Disposals of LSM and SAM were approved by the shareholders of AMB on 24 April 2002 and were completed on 16 May 2002. The total cash proceeds of RM27.91 million together with RM25.30 million cash received by AMB pursuant to the settlement of the inter-company balances owed by LSM and SAM would be utilised to repay the AMB Group's borrowings. After setting aside RM3.5 million for the estimated expenses and taxation relating to the Disposals of LSM and SAM and following negotiations with the core AMB Group FI Lenders, the residual net proceeds of RM49.71 million would be allocated as follows:*

(i) RM24.17 million is earmarked for the purpose of the Proposed Tender; and

(ii) RM25.54 million is earmarked to support the redemption/repayment of the AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts (forming part of the Dedicated Cash Flows as described in Section 6.13(iv)(e) of this Circular).

Closer to the Unconditional Date, the tender price(s) for the Available Cash together with the detailed procedures would be set out in the tender documents to be despatched to the AMB Scheme Creditors receiving the New Debt Instruments. The salient features of the Proposed Tender would involve AMB Scheme Creditors who opt to participate in the Proposed Tender, submitting their tender bids stating:

i) the proposed bid price for each RM value of the Available Cash ("Bid Price") which shall not be less than "reserve amount(s)" (being the minimum RM value of New Debt Instruments to be cancelled for each RM value of Available Cash) to be determined closer to the Unconditional Date;

ii) the total amount of Available Cash proposed to be received by the said AMB Scheme Creditor ("Tendered Amount"); and

iii) the aggregate NPV of each and every annual nominal amount of repayment under the AMB Bonds and/or AMB-SPV Consolidated and Rescheduled Debts, as the case may be, which the said AMB Scheme Creditor proposes for cancellation ("Aggregate Cancellation NPV").

It is proposed that the AMB Scheme Creditor be allowed to submit more than one bid, provided that each bid is for a different bid price. For each Bid Price, the Aggregate Cancellation NPV shall be a value equal to the said Bid Price multiplied by the relevant Tendered Amount. The Aggregate Cancellation NPV shall be calculated based on the following formula:

$$ACN = \Sigma\ (AC \times DF)$$

where "ACN" - the Aggregate Cancellation NPV;

"AC" - each and every annual nominal amount of repayment under AMB Bonds and/or AMB-SPV Consolidated and Rescheduled Debts, whichever is applicable, which is proposed to be cancelled; and

"DF" - the discount factors applicable to each annual nominal amount of redemption/repayment under AMB Bonds and/or AMB-SPV Consolidated and Rescheduled Debts, which is proposed to be cancelled (calculated based on the cash YTM proposed for AMB Bonds of 4.75% and AMB-SPV Consolidated and Rescheduled Debts of 4%), as follows:

Proposed Annual Redemption/Repayment Date:									
Dec-02	**Dec-03**	**Dec-04**	**Dec-05**	**Dec-06**	**Dec-07**	**Dec-08**	**Dec-09**	**Dec-10**	**Dec-11**
Class B AMB Bonds									
0.9546539	0.9113641	0.8700374	0.8305846	0.7929209	0.7569650	0.7226396			
Class B AMB-SPV Consolidated and Rescheduled Debts									
0.9615385	0.9245562	0.8889964	0.8548042	0.8219271	0.7903145	0.7599178			
Class C AMB Bonds									
0.9546539	0.9113641	0.8700374	0.8305846	0.7929209	0.7569650	0.7226396	0.6898708	0.6585879	0.6287235
Class C AMB-SPV Consolidated and Rescheduled Debts									
0.9615385	0.9245562	0.8889964	0.8548042	0.8219271	0.7903145	0.7599178	0.7306902	0.7025867	0.6755642

The total amount of Available Cash proposed to be received by a AMB Scheme Creditor concerned in cancellation of the New Debt Instruments, shall be in multiples of RM1,000.

It is proposed that the AMB Scheme Creditors be allowed to offer to cancel all or part of their New Debt Instruments. However, the percentage of each annual nominal amount of repayment under the New Debt Instruments proposed to be cancelled, shall be the same over the entire repayment profile for the instrument. For example, assuming a AMB Scheme Creditor would receive a New Debt Instrument with an aggregate annual nominal amount of repayment over the entire repayment profile of RM10 million, and the "Percentage To Be Cancelled" as shown in the table below shall be the same for each and every annual nominal amount of repayment under the New Debt Instrument:

	Dec-02 RM'mil	**Dec-03 RM'mil**	**Dec-04 RM'mil**	**Dec-05 RM'mil**	**Dec-06 RM'mil**	**Total RM'mil**
Say, annual nominal amount of repayment (A)	1.0	2.0	2.0	2.0	3.0	10.0
Percentage To be Cancelled, say 20% (B)	20%	20%	20%	20%	20%	
Amount to be cancelled (A x B)	(0.2)	(0.4)	(0.4)	(0.4)	(0.6)	(2.0)
Adjusted annual nominal amount of repayment	0.8	1.6	1.6	1.6	2.4	8.0

Note:

* *Each and every annual nominal amount of repayment which is proposed to be cancelled, shall be used for the calculation of the Aggregate Cancellation NPV, and for each Bid Price, the Aggregate Cancellation NPV shall be a value equal the said Bid Price multiplied by the relevant Tendered Amount.*

AMB proposes that the allocation priority for the Available Cash shall be in descending order commencing from highest bid price for each RM value of the Available Cash above the "reserve amount(s)". Where there is more than one bid for the Available Cash with the same bid price ("Subject Bids") and the available balance after acceptance of tender bids with higher bid price(s) ("Remaining Balance") is insufficient for full allocation for the Subject Bids, AMB proposes that the allocation of the Remaining Balance be pro-rated amongst the Subject Bids subject to rounding down to the nearest RM1,000. For example, assuming that the Remaining Balance is RM500,000 and there are three Subject Bids, offering to cancel their New Debt Instruments in consideration for RM250,000 Available Cash, RM330,000 Available Cash and RM520,000 Available Cash, the pro-rated allocation of the Remaining Balance would be as follows:

	Allocation before rounding down to the nearest RM1,000 Available Cash	**Allocation after rounding down to the nearest RM1,000 Available Cash**
Proposed tender for RM250,000 cash	RM113,636 cash	RM113,000 cash
Proposed tender for RM330,000 cash	RM150,000 cash	RM150,000 cash
Proposed tender for RM520,000 cash	RM236,364 cash	RM236,000 cash

In such instance, the amount of New Debt Instruments offered by the AMB Scheme Creditor concerned for cancellation would be automatically adjusted by AMB, so that the Aggregate Cancellation NPV shall be a value equal to the proposed Bid Price offered by the AMB Scheme Creditor concerned multiplied by the amount of the relevant Available Cash actually allocated to the AMB Scheme Creditor concerned.

The Proposed Tender is an exit mechanism as it allows the AMB Scheme Creditors to offer to cancel their New Debt Instruments (which is redeemable over a period of time) for up-front settlement for cash, albeit the proposed Bid Price(s) for the Available Cash must be above the "reserve amount(s)". As AMB would be fixing the "reserve amount(s)" for the Available Cash at level(s) higher than their cash values assumed to support the debt restructuring exercise under the Proposed AMB Scheme, the Proposed Tender is also a mechanism for the AMB Group to pare down their debt obligations, which would also be beneficial to any remaining AMB Scheme Creditors as the ratio of remaining Dedicated Cash Flows to the New Debt Instruments would improve, and thus increase the possibility of early redemption/repayment as described in Section 6.14 of this Circular.

6.21 Contingent Guarantees ("CG") Not Addressed under the Proposed AMB Scheme

The following CG as at 25 November 2002 would not be addressed as part of the Proposed AMB Scheme:

Guarantor	**Bank to which CG is given**	**Debtor**	**Original Principal USD' mil**	**Outstanding as at 25.11.02 USD' mil**	**Basis of Treatment**
AMB	1. Royal Bank of Canada Asia Ltd, Singapore 2. Bayerische Landesbank Girozentrale, Singapore 3. Mizuho Asset Trust & Banking Co Ltd , Japan	Willet Investment Pte Ltd	15.00	7.03	Debt will be restructured and addressed *via* proceeds from the sale of Willet Investment Pte Ltd's investment in Nanjing Jincheng Machinery Co Ltd and interest earned on proceeds arising from the Proposed Divestment Programme

7. PROPOSED ORGANISATIONAL AND FINANCIAL MANAGEMENT SYSTEM RESTRUCTURING

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997, had an adverse impact on the financial performance of certain companies within the Lion Group (including the AMB Group), as a result of which their cash flows were insufficient to service their debt obligations.

Due to the weakening of RM against USD, the costs of investment for the Lion Group which were funded primarily by USD loans had escalated by more than 50% and this had resulted in a higher debt burden for the Lion Group than initially envisaged by the Directors and management of the Lion Group.

The adverse business climate caused the returns of the Lion Group's new investments and existing businesses to be lower than expected and the global economic slowdown resulted in longer gestation periods for some of the Lion Group's large investments. Consequently, the Lion Group's debt burden is aggravated and the Lion Group's ability to service its debt obligations is severely affected.

Traditionally, the Lion Group had managed its cash flows on a group basis whereby the funds were moved between PLCs. This centrally managed funds method resulted in a complex web of intertwined advances between PLCs.

The Group is cognisant of the fact that a proper framework of controls need to be conceived and implemented. In that respect, it is proposed that the current organization and financial management structure at the Lion Group and individual PLC level be revamped. AMB has adopted a proactive stance to enhance and strengthen its financial infrastructure, corporate governance and operational effectiveness. Towards this end, AMB with the assistance of PwC has conducted a high level review of its internal organisation structure, financial systems and processes.

The overreaching aim of the exercise is to build a sound and sustainable management structure that will provide a clear overall strategic direction for AMB while allowing adequate autonomy and empowerment to the management to function efficiently as well as to ensure adherence to high standards of financial discipline and controls that are sustainable. The proposed financial management structure is designed to enhance greater financial management skills and discipline within the system to meet the objectives and obligations of the Proposed AMB Scheme. This will put the AMB Group in good stead to meet new challenges. A high level approach which covers organisation structure, people/competencies, information technology and processes was adopted in the review.

In order to ensure that the organisational and financial systems are able to support the business strategy of the Proposed AMB Scheme and the future needs of the AMB Group, it is imperative that the proposed solutions derived from the review (including steps to restructure the organisational and financial management system for the Lion Group) be implemented. Further details on the proposed organisational and financial management system restructuring are set out in Appendix XVI.

The AMB Group is fully committed to ensure that the proposed organisational and financial management system restructuring are implemented expediently.

The proposed solutions are guided by the principles (which includes corporate governance) and best practices which will serve not only as the fundamental elements, but also as catalysts to expedite the achievement of the proposed structure and financial management system for the AMB Group. Corporate governance is the process and structure used to direct and manage the business and affairs of AMB towards enhancing business prosperity and corporate accountability with the ultimate objective of realising long term shareholder value, whilst taking into account the interest of other relevant parties.

With the new structures, your Board is confident that the proposed organisational and financial management system will minimise the possibility of the past problems faced by the AMB Group from recurring.

8. EFFECTS OF THE PROPOSED GWRS

Barring unforeseen circumstances, your Board expects the completion of the Proposed GWRS (including the Proposed AMB Scheme) to take place in the first quarter of 2003 following satisfaction of all conditions precedent as particularised in Section 11 of this Circular.

8.1 Share Capital

The effects of the Proposed AMB Scheme on the issued and fully paid-up share capital of AMB are as follows:

	RM'000	RM'000
Existing as at 25 November 2002		147,451
Proposed Capital Reconstruction for AMB		(103,216)
		44,235
AMB Shares to be issued pursuant to the Proposed AMB Scheme		
- Debt equity conversion (as described under Section 6.5 of this Circular)	32,237	
- Equity-kicker (as described under Section 6.6 of this Circular)	21,920	
- Proposed Acquisition of Silverstone (as described under Section 5.2.1 of this Circular)	240,143	294,300
		338,535
AMB Shares to be issued assuming full conversion of RCCPS *		29,306
Enlarged issued and fully paid-up share capital **		367,841

Notes:

* *For illustrative purposes only, assuming that the entire 32.24 million RCCPS to be issued to the Unsecured AMB Scheme Creditors are fully converted into AMB Shares at the conversion price of RM1.10 per AMB Share.*

** *AMB established an ESOS on 16 May 2000, where AMB may issue up to 10% of the issued and fully paid-up share capital of AMB at any point in time. Based on the above enlarged issued and fully paid-up share capital of AMB, AMB may issue up to 36.78 million ESOS options after the Proposed AMB Scheme. As at 25 November 2002, AMB has 335,000 ESOS outstanding which may be exercised into new AMB Shares by the ESOS holders at an exercise price of RM1.00 per AMB Share, which represents a 213% premium over the theoretical market price of AMB Shares of RM0.32 (calculated based on the weighted average price of AMB Shares for the 5 days up to 3 January 2003, being the latest practicable date prior to the printing of this Circular, and after adjusting for the Proposed Capital Reconstruction for AMB in accordance with the formula set out in Section 5.1 of this Circular).*

8.2 Substantial Shareholders

The effects of the Proposed GWRS on the substantial shareholders of AMB are as follows:

	As At 25 November 2002				After the Proposed GWRS			
	Direct	%	Indirect	%	Direct	%	Indirect	%
LTAT #	6,218,380	4.22	85,523,496 [a]	58.00	13,478,527	3.66	-	-
DAC	205,650	0.14	87,799,350 [b]	59.54	1,947,863	0.53	175,324,927 [p]	47.66
TSWC	20,000	0.01	87,892,150 [c]	59.61	6,000	0.002	176,158,990 [q]	47.89
WCSB	88,900	0.06	87,785,250 [d]	59.54	363,783	0.10	35,577,983 [r]	9.67
Lancaster	-	-	87,785,250 [e]	59.54	509,993	0.14	35,577,983 [s]	9.67
Utara Enterprise	-	-	87,785,250 [e]	59.54	-	-	35,577,983 [s]	9.67
Lion Realty Pte Ltd	-	-	87,785,250 [f]	59.54	-	-	175,249,800 [t]	47.64

	As At 25 November 2002				After the Proposed GWRS			
	Direct	%	Indirect	%	Direct	%	Indirect	%
LHSB	2,600	0.002	87,782,650 [g]	59.53	22,854,569	6.21	12,723,414 [u]	3.46
Happyvest #	-	-	87,774,426 [h]	59.53	-	-	12,714,451 [v]	3.46
Amanvest #	216,590	0.15	85,523,496 [i]	58.00	1,177,252	0.32	226,463 [w]	0.06
LCB	9,000	0.006	85,514,496 [j]	57.99	-	-	139,511,545 [x]	37.93
Mirzan bin Mahathir #	-	-	85,523,496 [k]	58.00	-	-	-	-
Peringkat Prestasi (M) Sdn Bhd #	-	-	85,523,496 [l]	58.00	-	-	-	-
ACB	-	-	85,523,496 [m]	58.00	96,249,915	26.17	25,654,348 [y]	6.97
Timuriang	-	-	85,523,496 [n]	58.00	-	-	25,654,348 [z]	6.97
Umatrac	85,514,496	57.99	9,000 [o]	0.006	25,654,348	6.97	-	-
Lion Development (Penang) Sdn Bhd	-	-	-	-	-	-	139,671,817 [aa]	37.97
Horizon Towers	-	-	-	-	160,272	0.04	139,511,545 [ab]	37.93
P&O Capital Sdn Bhd	-	-	-	-	40,000,000	10.87	-	-

Notes:

(Direct; Indirect) - represents the direct and indirect interest held.

\# *Ceased to be a substantial shareholder after the Proposed GWRS by virtue of Section 6A(4) of the Cos Act.*

a *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - nil; Indirect – 20.19%) and Umatrac (Direct - nil; Indirect – 100 %).*

b *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 0.83%; Indirect – 19.17%), Araniaga (Direct - nil; Indirect – 100%), Teck Bee Mining (Direct - nil; Indirect - 90.29%), Tirta (Direct - nil; Indirect – 70.64%), Amanvest (Direct - nil; Indirect – 100%), LCB (Direct - 0.15 %; Indirect - 35.40%), Umatrac (Direct - nil; Indirect – 100%) and Sin Seng (Direct - 20%; Indirect - nil).*

c *Deemed interested by virtue of Section 6A of the Cos Act held via WCSB (Direct - 99.99%; Indirect - 0.01%), LHSB (Direct - nil; Indirect – 80%), Araniaga (Direct - nil; Indirect – 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Tirta (Direct - nil; Indirect – 79%), Amanvest (Direct - nil; Indirect - 100%), LCB (Direct - 0.1%; Indirect - 57.32%), Umatrac (Direct - nil; Indirect – 100%) and LHPL (Direct - nil; Indirect – 58.80%).*

d *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 40%; Indirect – 20%), Araniaga (Direct - nil; Indirect – 51%), Teck Bee Mining (Direct - nil; Indirect - 90.29%), Tirta (Direct -nil; Indirect – 67.04%), Amanvest (Direct - nil; Indirect – 100%), LCB (Direct - 0.21%; Indirect - 32.56%) and Umatrac (Direct - nil; Indirect – 100%).*

e *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 20%; Indirect – nil), Araniaga (Direct - nil; Indirect – 51%), Teck Bee Mining (Direct - nil; Indirect - 90.29%), Tirta (Direct -nil; Indirect – 67.04%), Amanvest (Direct - nil; Indirect – 100%), LCB (Direct - nil; Indirect - 32.56%) and Umatrac (Direct - nil; Indirect – 100%).*

f *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 19.17%; Indirect – nil), Araniaga (Direct - nil; Indirect – 100%),), Teck Bee Mining (Direct - nil; Indirect - 90.29%), Tirta (Direct - nil; Indirect – 67.04%), Amanvest (Direct - nil; Indirect – 100%), LCB (Direct - nil; Indirect - 34.42 %) and Umatrac (Direct - nil; Indirect – 100%).*

g *Deemed interested by virtue of Section 6A of the Cos Act held via Araniaga (Direct - 51%; Indirect –nil), Teck Bee Mining (Direct – 90.29%; Indirect - nil), Tirta (Direct -nil; Indirect – 67.04%), Amanvest (Direct - nil; Indirect – 100%), LCB (Direct - 8.66%; Indirect - 23.90%) and Umatrac (Direct - nil; Indirect – 100%).*

h *Deemed interested by virtue of Section 6A of the Cos Act held via Tirta (Direct - 51.31%; Indirect – 15.64%), Amanvest (Direct - 100%; Indirect – nil), LCB (Direct - nil; Indirect - 23.90%) and Umatrac (Direct - nil; Indirect – 100%).*

i *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 23.90%; Indirect -nil) and Umatrac (Direct - nil; Indirect – 100%).*

j *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - nil; Indirect – 100%).*

k Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - nil; Indirect - 15.80%) and Umatrac (Direct - nil; Indirect – 100%).

l Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 15.80%; Indirect-nil) and Umatrac (Direct - nil; Indirect – 100%).

m Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - nil; Indirect – 20.19%) and Umatrac (Direct - nil; Indirect – 100 %).

n Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - nil; Indirect – 19.79%) and Umatrac (Direct - 100%; Indirect – nil).

o Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 19.01%; Indirect – nil).

p Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 0.83%, Indirect - 19.17%), Araniaga (Direct - nil, Indirect - 100%), Teck Bee Mining (Direct - nil, Indirect - 90.29%), Tirta (Direct - nil, Indirect - 70.64%), Amanvest (Direct - nil, Indirect - 100%), Finlink (Direct - nil, Indirect - 100%), Horizon Towers (Direct - nil, Indirect - 100%), Umatrac (Direct - nil, Indirect - 100%), ACB (Direct - 0.01%, Indirect - 48.22%), Sin Seng (Direct - 20%, Indirect - nil), LLB (Direct - 0.07%, Indirect - 43.34%) and Posim (Direct - nil, Indirect - 87.37%).

q Deemed interested by virtue of Section 6A of the Cos Act held via WCSB (Direct - 99.99%, Indirect - 0.01%), Lancaster (Direct - 60%, Indirect - nil), LHSB (Direct - nil, Indirect - 80%), Araniaga (Direct - nil, Indirect - 100%), Teck Bee Mining (Direct - 5.59%, Indirect - 90.29%), Tirta (Direct - nil, Indirect - 79%), Amanvest (Direct - nil, Indirect - 100%), Finlink (Direct - nil, Indirect - 100%), Horizon Towers (Direct - nil, Indirect - 100%), Umatrac (Direct - nil, Indirect - 100%), ACB (Direct - nil, Indirect - 50.33%), LHPL (Direct - nil, Indirect - 58.8%), LLB (Direct - nil, Indirect - 44.08%), Ceemax (Direct - nil, Indirect - 100%) and Posim (Direct - nil, Indirect - 87.37%).

r Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 40%, Indirect - 20%), Araniaga (Direct - nil, Indirect - 51%), Teck Bee Mining (Direct - nil, Indirect - 90.29%), Tirta (Direct - nil, Indirect - 67.04%), Amanvest (Direct - nil, Indirect - 100%) and Finlink (Direct - nil, Indirect - 100%).

s Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 20%, Indirect - nil), Araniaga (Direct - nil, Indirect - 51%), Teck Bee Mining (Direct - nil, Indirect - 90.29%), Tirta (Direct - nil, Indirect - 67.04%), Amanvest (Direct - nil, Indirect - 100%) and Finlink (Direct - nil, Indirect - 100%).

t Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 19.17%, Indirect - nil), Araniaga (Direct - nil, Indirect - 100%), Teck Bee Mining (Direct - nil, Indirect - 90.29%), Tirta (Direct - nil, Indirect - 67.04%), Amanvest (Direct - nil, Indirect - 100%), Finlink (Direct - nil, Indirect - 100%), Horizon Towers (Direct - nil, Indirect - 100%), Umatrac (Direct - nil, Indirect - 100%), ACB (Direct - nil, Indirect - 48.18%), LLB (Direct - nil, Indirect - 43.33%) and Posim (Direct - nil, Indirect - 87.37%).

u Deemed interested by virtue of Section 6A of the Cos Act held via Araniaga (Direct - 51%, Indirect - nil), Teck Bee Mining (Direct - 90.29%, Indirect - nil), Tirta (Direct - nil, Indirect - 67.04%), Amanvest (Direct - nil, Indirect - 100%) and Finlink (Direct - nil, Indirect - 100%).

v Deemed interested by virtue of Section 6A of the Cos Act held via Tirta (Direct - 51.31%, Indirect - 15.64%), Amanvest (Direct - 100%, Indirect - nil) and Finlink (Direct - nil, Indirect - 100%).

w Deemed interested by virtue of Section 6A of the Cos Act held via Finlink (Direct - 100%, Indirect - nil).

x Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - nil, Indirect - 100%), ACB (Direct - 35.43%, Indirect - 12.75%, LLB (Direct - 41.46%, Indirect - 0.15%) and Posim (Direct - nil, Indirect - 83.70%).

y Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - nil, Indirect - 100%).

z Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - 100%, Indirect - nil).

aa Deemed interested by virtue of Section 6A of the Cos Act held via Horizon Towers (Direct - 100%, Indirect - nil), Umatrac (Direct - nil, Indirect - 100%), ACB (Direct - nil, Indirect - 48.18%), LLB (Direct – 0.03%, Indirect - 42.07%) and Posim (Direct - nil, Indirect - 83.70%).

ab Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - nil, Indirect - 100%), ACB (Direct - nil, Indirect - 48.18%), LLB (Direct – 0.02%, Indirect - 41.61%) and Posim (Direct - nil, Indirect - 83.70%).

The information on the new substantial shareholders of AMB as at 25 November 2002 after the Proposed GWRS is as follows:

Name of substantial shareholder	Issued and paid-up share capital (RM'000)	Names of Directors	Name of ultimate substantial shareholder(s)	Principal Activities
Lion Development (Penang) Sdn Bhd	1,000,000	Ong Kek Seng Wang Wing Ying	TSWC (Direct: 49%; Indirect: 1%) Semangat Jelita Sdn Bhd (Direct: 10%; Indirect: Nil) Glittertrade Sdn Bhd (Direct: 10%; Indirect: Nil) Dayung Setia Sdn Bhd (Direct: 10%; Indirect: Nil) Lion Realty Pte Ltd (Direct: 20%; Indirect: Nil)	Investment holding and property management
Horizon Towers	251,000	Ong Kek Seng Liew Choon Yick Wang Wing Ying	Lion Development (Penang) Sdn Bhd (Direct: 100%; Indirect: Nil)	Property development and acquisition of landed properties for resale
P&O Capital Sdn Bhd	7,000	Chan Thye Seng Y.M. Tunku Mu'tamir bin Tunku Tan Sri Mohamed Michael Yee Kim Shing	Pacific & Orient Berhad (Direct: 100%; Indirect: Nil)	Money lending

Note:
After the Proposed GWRS, the above companies are deemed to be substantial shareholders of AMB due to the following:

(i) *Under the Proposed Corporate Restructuring Exercise for the LCB Group, it is proposed that LCB acquires 386.11 million ACB Shares from Horizon Towers, to be satisfied by an issuance of 367.72 million LCB Shares at RM1.05 per LCB Share (representing approximately 40.01% of the enlarged share capital of LCB after the Proposed GWRS). Pursuant to the Proposed GWRS, LCB will remain as a substantial shareholder of ACB, which in turn will hold 33.14% of the enlarged share capital of AMB.*

(ii) *Lion Development (Penang) Sdn Bhd is the holding company of Horizon Towers; and*

(iii) *Under the Proposed Debt Restructuring Exercise for the ACB Group, it is proposed that 40 million AMB Shares to be issued to ACB pursuant to the Proposed Acquisition of Silverstone shall be assigned to P & O Capital Sdn Bhd ("P&O") for the settlement of an amount owing from the ACB Group to P&O.*

As at 25 November 2002, the existing public shareholding in AMB amounted to approximately 35.8% whereas the public shareholding in AMB would amount to approximately 51.2% after the Proposed GWRS (before the conversion of RCCPS).

8.3 Earnings and Dividends

The adverse economic developments in Malaysia and other Asian countries which arose in the second half of 1997, had an adverse impact on the financial performance of the AMB Group, which has been recording losses for the past five financial years. The Proposed AMB Scheme is envisaged to provide the AMB Scheme Companies with the financial ability to enable them to continue operations on a going-concern basis and to meet their financial obligations to the AMB Scheme Creditors over a period of time. With the debts of the AMB Scheme Companies restructured, the management of the AMB Group would be in a position to focus on creating value for shareholders.

Barring unforeseen circumstances and assuming the Proposed GWRS is completed in the first quarter of 2003, the profit/loss forecast of the AMB Group before and after the Proposed GWRS for the FYE 30 June 2003 would be as follows:

	Before the Proposed GWRS RM'000	After the Proposed GWRS RM'000
Consolidated PBT/(LBT)	(51,402)	125,602
Taxation	(924)	(3,538)
Consolidated PBT/(LAT)	(52,326)	122,064
MI	19,967	19,967
PBT/(LAT) and MI	(32,359)	142,031
Weighted average number of shares in issue ('000)	147,451	215,910
Net EPS/(LPS) (sen)	(21.9)	65.8

The consolidated profit/loss forecast of AMB for the FYE 30 June 2003 together with the principal bases and assumptions and the Reporting Accountants' letter thereon are set out in Appendix V.

For the FYE 30 June 2002, AMB did not declare any dividend. Your Board does not expect the Company to propose any dividend for the FYE 30 June 2003.

The estimated expenses incurred/to be incurred by AMB for the Proposed AMB Scheme is approximately RM5.5 million, details of which are set out below:

	RM'000
Professional fees of advisers, Auditors and Reporting Accountants	4,770
Fees to authorities (including the additional listing fees)	284
Printing and advertising	100
Miscellaneous and contingencies	310
	5,464

8.4 NTA and Gearing

Based on the audited consolidated balance sheet of AMB as at 30 June 2002, the proforma effects of the Proposed AMB Scheme on the consolidated NTA/NTL and gearing of AMB are as follows:

	Audited Consolidated Balance Sheet as at 30.6.2002	After Proposed Capital Reconstruction	After Proposed Acquisition of Silverstone and Proposed Divestment of Avenel	After Proposed Settlement of Inter-PLC Debts	After Proposed Debt Restructuring Exercise for FI Lenders	After Proposed Divestment Programme	After RCCPS Conversion
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Property, Plant and Equipment	558,928	558,928	819,338	819,338	819,338	296,755	296,755
Associated Companies	284,984	284,984	284,984	284,984	284,984	17,119	17,119
Investments	41,994	41,994	41,994	169,614	169,614	136,540	136,540
Deferred Expenditure	1,462	1,462	1,462	1,462	4,822	3,360	3,360
Goodwill on Consolidation	14,610	14,610	14,610	14,610	14,610	14,610	14,610
Deferred Tax Assets	-	-	23,752	23,752	23,752	23,752	23,752
Net Current (Liabilities)/Assets	(966,704)	(966,704)	(973,172)	(941,792)	(252,243)	454,559	454,559
	(64,726)	(64,726)	212,968	371,968	1,064,877	946,695	946,695
Share Capital	147,451	44,235	284,378	295,727	338,535	338,535	367,841
RCCPS	-	-	-	67	322	322	-
Share Premium	72,810	72,810	81,525	88,158	113,439	113,439	84,455
Reserves	(411,265)	(308,049)	(279,213)	(254,213)	(136,677)	(153,194)	(153,194)
Shareholders' Funds	(191,004)	(191,004)	86,690	129,739	315,619	299,102	299,102
MI	113,540	113,540	113,540	113,540	113,540	16,914	16,914
Bonds and AMB-SPV Consolidated and Rescheduled Debts	-	-	-	115,951	622,980	622,980	622,980
Long Term Borrowings	12,101	12,101	12,101	12,101	12,101	7,062	7,062
Deferred Payables	132	132	132	132	132	132	132
Deferred Taxation	505	505	505	505	505	505	505
	(64,726)	(64,726)	212,968	371,968	1,064,877	946,695	946,695
NTA/(NTL)	(207,076)	(207,076)	70,618	106,967	263,951	248,896	281,132
NTA/(NTL) per AMB Share (RM)	(1.40)	(4.68)	0.25	0.36	0.78	0.74	0.76

	Audited Consolidated Balance Sheet as at 30.6.2002	After Proposed Capital Reconstruction	After Proposed Acquisition of Silverstone and Proposed Divestment of Avenel	After Proposed Settlement of Inter-PLC Debts	After Proposed Debt Restructuring Exercise for FI Lenders	After Proposed Divestment Programme	After RCCPS Conversion
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Total Borrowings	1,056,538	1,056,538	1,157,507	1,273,458	1,205,117	780,391	780,391
Gearing Ratip (Times)	NM	NM	13.4	9.8	3.8	2.7	2.7

Note:
NM *Not meaningful due to the negative shareholders' funds.*

As at 30 June 2002, there was a net Inter-PLC Debts owing by the AMB Group to the LLB Group of RM166.18 million, whilst the net Inter-PLC Debts owing by the ACB Group, the LCB Group and CPB collectively to the AMB Group amounted to RM234.10 million. *For illustrative purposes only*, assuming that the Proposed AMB Scheme is effected as at 30 June 2002, the net Inter-PLC Debts owing by the AMB Group to the LLB Group is expected to reduce to RM5.18 million, whilst the net Inter-PLC Debts owing by the ACB Group, the LCB Group and CPB collectively to the AMB Group PLC Debts is expected to reduce to RM2.10 million.

The detailed proforma consolidated balance sheets of AMB together with the underlying bases and assumptions and the Auditors' letter thereon is attached hereto as Appendix VI.

8.5 Group Structure

Existing Group Structure


LCB
Isuzu vehicle (Sabah& Sarawak), Hot Rolled Coils, Steel furniture
29.4%
19.4%
50% + 1 share
ACB
Retail Business(Malaysia & PRC), Tyres, Property Development, Hot Rolled Coils, Plantations, Ipoh Parade, Mutiara Parade, Seremban Parade
Megasteel
Hot Rolled Coils
40%
59.5%
58.0%
55.0%
50.5%
70%
52.4%
CPB
9 China Breweries #, Subang Parade @, Mahkota Parade @
AMB
Motorcycles, Suzuki 4-Wheel Drives, Tyres (PRC), Motorcycle (PRC), 4-Wheel Drives (PRC)
20%
Avenel
Investment Holding
25%
LLB
Property Development, Klang Parade
Akurjaya
Investment Holding, Plantation Management & Property Development
Silverstone
Tyres
83.7%
99.0%
Posim
Investment Holding, Distribution of Building Materials
AMSB
Steel Bars & Wire Rods, Hot Briquetted Iron
97.8%
100%
SFI
Pulp & Paper, Log & Plywood
Antara
Steel Billets & Bars

China Breweries comprises Lion Brewing Group Co Ltd (55%), Pingyang Lion Beer Co Ltd (55%), Ningbo Lion Brewery Co Ltd (44.7%), Zhuzhou DEbier Brewery Co Ltd (68.5%), Hunan DEbier Brewery Co Ltd (55%), Hubei Jinlongquan Brewery Co Ltd (60%), Hubei Lion Brewery Co Ltd (60%), Jiangsu DEbier Brewery Co Ltd (55%) and Shandong DEbier Brewery Co Ltd (60%).

@ *On 24 October 2002, CPB announced the proposed disposal of its shopping mall, Subang Parade to Hektar Premier Sdn Bhd ("HPSB") (formerly known as Onyee Holdings Sdn Bhd) for a cash consideration of RM223.41 million. In addition, CPB has also entered into a call option agreement with HPSB, pursuant to which HPSB was granted a call option by CPB to purchase Mahkota Parade for a cash consideration of RM146.59 million.*

Group Structure After the Proposed GWRS


LCB
Investment Holding and Steel Products
90.0%
Megasteel
Hot Rolled Coils
41.5%
35.0% *
99.0%
ELB
Property Development, Klang Parade
ACB
Property Development, Retail Business (Malaysia & PRC), Plantations
AMSB
Steel Bars & Wire Rods, Hot Briquetted Iron
36.0% **
100%
AMB
Motorcycles, Suzuki 4-Wheel Drives, Tyres
Antara
Steel Billets & Bars
83.7%
59.5%
100%
Posim
Investment Holding, Distribution of Building Materials
CPB
9 China Breweries
Silverstone
Tyres
97.8%
SFI
Pulp & Paper, Log & Plywood

Notes:

* Before conversion of new warrants to be issued by ACB

** Before conversion of the RCCPS

9. RISKS FACTORS

The Proposed AMB Scheme is premised on certain assumptions. The following is a discussion by the management of the AMB Group of the key considerations and uncertainties (which may not be exhaustive), in addition to other information contained in this Circular, pertaining to the Proposed AMB Scheme and the consequential impact or risks that may arise.

9.1 AMB Shares

Under the Proposed AMB Scheme, AMB Shares would be offered to the AMB Scheme Creditors. The market value of the AMB Shares would amongst various factors be linked to the financial performance of the AMB Group. Whilst the management of the AMB Group has plans and strategies to execute the divestment programme and achieve expected results for Silverstone and the AMB Scheme Companies, which they believe to be reasonable, there can be no assurance such plans and strategies will be achieved and that the AMB Group can be completely turned around. Accordingly, the price at which the AMB Shares will trade on the KLSE subsequent to the implementation of the Proposed AMB Scheme may or may not corresponds with the value/price of the AMB Shares assumed in the Proposed AMB Scheme, or that an active market for AMB Shares may or may not exist.

9.2 AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts

The overall concept of the Proposed AMB Scheme is essentially a rescheduling of the AMB Scheme Companies' debt so that their debts may be repaid in a structured and timely manner going forward. Whilst the management of the AMB Group has matched the projected cash flow (after setting aside a certain amount to cater for future contingencies) with redemption/repayment obligations under the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts, there is considerable degree of subjective judgement involved in making the underlying assumptions on which the projections are premised, and more importantly, such assumptions are often subject to uncertainties and contingencies outside the control of the management of the AMB Group. Although the management of the AMB Group believes that the buffer set aside is reasonable to cater for future contingencies, the actual cash flow achieved may or may not be sufficient to facilitate redemption/repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts in accordance with the proposed schedule.

The sources of cash flow supporting the repayment of the AMB Bonds and the AMB-SPV Consolidated and Rescheduled Debts are as follows:

	Sources of cash flows	% of contribution
i)	Net divestment proceeds from the Proposed Divestment Programme [1]	44.68
ii)	Net divestment proceeds from the sale of residual assets [2]	3.19
iii)	Net proceeds from redemption of ACB Bonds [3]	16.53
iv)	Net proceeds from CPB Inter-Co Repayment [4]	0.54
v)	Net proceeds from disposal of 28.92 million ACB Shares [3]	3.61
vi)	Payments from Silverstone Sub-Bond [5]	31.45
	Total	**100.00**

Notes:

1. *Please refer to Section 9.3 of this Circular for the risks associated to the Proposed Divestment Programme.*
2. *Being part of the net proceeds raised from the Disposal of LSM and SAM (as defined under Section 6.20 of this Circular).*
3. *Please refer to Section 9.6.3 of this Circular for the business risk and qualitative considerations for the ACB Group.*
4. *The amount of CPB Inter-Co Repayment is immaterial and the risks of default would have no material impact on the redemption/repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts.*
5. *Please refer to Section 9.6.2 of this Circular for the business risk and qualitative considerations for the AMB Group (including Silverstone) after the Proposed GWRS.*

9.3 Timing of Divestment and Disposal Price

Pursuant to the Proposed Divestment Programme (which is set out in Section 5.5 of this Circular), it is proposed that the AMB Group divests its non-core and peripheral assets and businesses amounting to an estimated RM382.2 million in nominal value. The estimated disposal price and timing of divestment are based on management's best estimates in light of the prevailing market condition and information. The achievability of these disposal price and timing of divestment, are subject to market factors which are outside the control of the AMB Group and by their very nature, cannot be ascertained with any degree of certainty. Whilst the necessary steps will be taken by the management of AMB to divest the identified assets as scheduled, the actual disposal price and timing of divestment may be different from those estimated. As the proceeds from the assets divestment form a significant source of cash flow to the AMB Group to support the redemption/repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts, any material deviation in the disposal price and timing of divestment is likely to have a material impact on the projected cash flows of the AMB Group.

9.4 Control by substantial shareholders

Currently, ACB holds 58% of the issued and fully paid-up share capital in AMB. ACB would continue to be the largest shareholder of AMB with a 36% shareholdings in AMB after the Proposed AMB Scheme (before the RCCPS conversion). It is to be noted that ACB would be 35% owned by LCB (before conversion of new warrants to be issued by ACB), which would in turn be 48.82% owned by TSWC, DAC and parties acting in concert with them ("TSWC Concert Parties") collectively. As such, the TSWC Concert Parties (of whom the leader is TSWC) will be able to exercise a material influence over the AMB Group *via* LCB and ACB, including the appointment of AMB's Board and influence certain corporate transactions and future direction of the business of the AMB Group.

9.5 Key management and organisational and financial management system

The AMB Group's businesses and operations are materially dependent on the services of certain key personnel. The loss of these key employees may materially and adversely affect the AMB Group's businesses and operations. Further, a sound management and financial infrastructure that ensures adherence to high standards of financial discipline and controls, is key for the fulfilment of the clear benchmarks set for the management of the AMB Group in the yearly redemption/repayment profile of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts. No service contract has been entered into between the AMB Group and its key personnel. Accordingly, the success of the Proposed AMB Scheme would depend on the AMB Group's ability to retain the key personnel, or that it will successfully attract and retain additional or replacement personnel with the requisite experience and capabilities, and the full actualisation of the organisational and financial management system restructuring as set out in Section 7 and Appendix XVI of this Circular.

The AMB Group has implemented the following to retain key personnel of the AMB Group:

(i) ESOS, which is aimed at retaining and rewarding the key personnel whose services are vital to the operations and continued growth of the AMB Group and to instill a sense of belonging and dedication through direct equity participation in AMB;

(ii) performance based incentive scheme, which is aimed at motivating the key personnel towards better performance through greater productivity and loyalty to the AMB Group;

(iii) compensation and benefits packages, which are comparable to the industries' norm;

(iv) setting-up of a Group Human Resource Development Committee, who identifies senior management development programmes to be carried out to instill a sense of leadership; and

(v) succession planning and career development programme for key personnel.

9.6 Business risks and qualitative considerations

9.6.1 The corporate structure of the Lion Group after the Proposed GWRS is set out in Section 8.5 of this Circular. The principal activities of the AMB Group after the Proposed AMB Scheme are as follows:

a) manufacture and distribution of tyres, rubber compound and their other related products *via* the Silverstone Group; and

b) sale and distribution of "Suzuki" motorcycles and motor vehicles and assembly of "Suzuki" motorcycles *via* the Suzuki Group of Companies.

9.6.2 The AMB Group is subject to certain risks inherent in the industries in which it operates. Risks generally applicable to the AMB Group include changes in general economic and business conditions and changes in the political, legal and regulatory framework in the countries which are the key markets for the AMB Group or where its operations are located. Further, risks generally applicable to the AMB Group also include interest rate risks which may increase the costs of capital and foreign exchange rate, which in turn affect the AMB Group's export and import transactions with overseas markets. In addition to the aforesaid, the following is a discussion by the management of the AMB Group on the specific business risks and qualitative considerations for the AMB Group.

Competition

Traditionally, the automotive and tyres industries have both been very competitive. Further, with the impending market liberalisation through AFTA, the Asia Pacific Economic Council and the World Trade Organisation, the level of competition among producers of similar products in the region is expected to increase within the automotive and tyre industry. The reduction of tariff and import restrictions are outside the control of the AMB Group and by their very nature, cannot be ascertained with any degree of certainty. Whilst the management of the AMB Group have strategies to sustain its growth, there is no assurance that Lion Suzuki Motor, LSM or Silverstone will be able to maintain or strengthen their existing market share in the future.

Franchise from Japan

The "Suzuki" motorcycles franchise was accorded to SAM by Suzuki Motor Corporation, Japan ("SMC") on 1 March 1983, whilst the "Suzuki" motor vehicles franchise was accorded to Lion Suzuki Motor (previously known as Kobin Motors Sdn Bhd) by SMC on 1 October 1984. The aforesaid franchises are renewable on a yearly basis and there is no assurance that SAM and Lion Suzuki Motor are able to renew the franchise in the future.

However, it is to be noted that on 1 October 2001, AMB announced the proposed disposals of 51% equity interest in both SAM and LSM to SMC for an aggregate cash consideration of RM27.91 million. The aforesaid disposals of SAM and LSM were approved by the shareholders of AMB on 24 April 2002 and were completed on 16 May 2002. SAM and LSM have ceased to be subsidiary companies of AMB. However, AMB continues to hold the remaining 49% equity interest in SAM and LSM and your Board is of the view that SMC's agreement to take-up a significant interest in SAM and LSM signifies SMC's strong commitment to support the management and business operations of SAM and LSM.

Creditworthiness of dealers

As at 25 November 2002, the "Suzuki" motorcycles are distributed by LSM through a selected pool of approximately 206 dealers throughout Malaysia. LSM is subject to default risks by these dealers as they have a credit period to effect payment but ownership of motorcycles is passed to them upon delivery of the motorcycles. Whilst the amount of bad debts experienced by LSM has been minimal over the past years, LSM's business is subject to default risks. In order to minimise the negative impact of the default, the dealers are required to provide collateral to LSM of between 33% to 50% of the credit limits extended to them.

9.6.3 In addition, AMB will receive RM94.45 million in net present value (RM131.03 million in nominal amount) of ACB Bonds and 34.01 million ACB Shares (representing approximately 2.6% of the enlarged share capital of ACB after the Proposed GWRS but before the conversion of new ACB warrants to be issued by ACB) pursuant to the Proposed Debt Restructuring Exercise for the AMB Group. The proceeds from the redemption of the ACB Bonds and disposal of ACB Shares are identified as one of the key sources of cash flows supporting the redemption/repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts. After the Proposed GWRS, the principal activities of the ACB Group are property development, cultivation of rubber and oil palm, processing of palm oil and plantation management and operation of departmental stores and hypermarkets.

AMB's holding of the ACB Bonds and ACB Shares is subject to certain risks inherent in the industries in which the ACB Group operates. The following is a discussion of the specific business risks and qualitative considerations for the ACB Group as extracted from the Circular issued by ACB on 9 January 2003.

(i) **Property development under the ACB Group**

Sensitivity to economic downturn and oversupply in the property market

The demand for properties is closely correlated to the general economic, business and credit conditions and the supply of available properties. There is currently an excess supply of properties. Whilst it is possible to minimise the effects of weaker demand in an economic slow down or an oversupply in the property market by careful designing to meet market expectations in terms of price and design, there can be no assurance that the ACB Group's property development business would not be affected by any adverse development in the general economic, business and credit conditions or an oversupply in the property market in the future.

Marketing decisions relating to the ACB Group's property development, such as product features and pricing, are made after careful consideration of the prevailing economic climate and the level of competition. Particular attention is directed towards keeping the prices and payment terms for the product placed out for sale to be within the financial means of the target market sector. A key factor is the arrangement for flexible end-financing terms to allow easy ownership. Such measures, in ensuring that the property products are well received by customers, also help in insulating the ACB Group's property development business from the full impact of any slow down in the property market.

Delay in the completion of projects

The timely completion of a development project depends on many external factors, such as securing approvals of governing bodies as scheduled, obtaining the required construction material and satisfactory performance of contractors appointed for the development project. Whilst the management of the ACB Group has many years of experience in property development implementation, there is no assurance that these factors would not surface to delay the completion of any project and adversely affect the ACB Group's property development business.

Construction progress on ACB's property development sites is monitored closely against the works schedule drawn-up to complete each phase timely. Should there be any indication of a delay in progress, immediate steps are taken to identify the cause of delay for prompt corrective actions to be initiated to mitigate the risk of major delays.

Land bank

The management of the ACB Group is of the view that it has in the past years been successful in identifying land at favourable locations with good development potential. Notwithstanding this, there can be no assurance that the ACB Group's land-bank of about 7,100 unconverted acres of land would become sought-after areas and have good development potential. However, continuous efforts are made to keep track of the changing demand patterns and market preferences so that the property products could be tailored accordingly. These include close follow-up on market reports and customer feedbacks. The management of the ACB Group recognises that a keen understanding of the market is important in maximising the yield potential from its land-bank through progressive development of raw land into well received value-added finished property units.

Details of the location and size of the ACB Group's land bank is set out below:

Location	Address	Size (Acres)
For mixed development		
Bagan Sena Estate [1]	Mukim of Bagan Sena District of Kulim Kedah	2,872.20
Brooklands III [2]	HS(D) 5377 PT 6339 Mukim Tanjong Duabelas Daerah Kuala Langat Selangor	1,243.87
Batu Sebelas Development [3]	Chembong Estate Mukim of Rembau Negeri Sembilan	1,185.00
Tanjung Rambutan Estate [4]	Mukim of Ulu Kinta District of Kinta Perak	883.00
Merbau Pulas Estate [5]	Lot 1, 6 & 537 Mukim of Padang Meha District of Kulim Kedah	847.73
Tebrau Land [6]	Lot 2938-2939 Mukim of Tebrau, District of Johor Bahru Johor	44.18
Segambut Land [7]	Geran 26262 Lot 4060 Mukim of Batu Jalan Segambut Kuala Lumpur	6.35
Total		**7,082.33**

Notes:

1. *Please see item 6(1) of Appendix IV for further details*
2. *Please see item 6(9) of Appendix IV for further details.*
3. *Please see item 6(2) of Appendix IV for further details.*
4. *Please see item 6(5) of Appendix IV for further details.*
5. *Please see item 6(12) of Appendix IV for further details.*
6. *Please see item 6(3) of Appendix IV for further details.*
7. *Please see item 6(14) of Appendix IV for further details.*

Location	Address	Size (Acres)
For commercial development		
Mutiara Parade [1]	HS(D) 10 PT 6 Bandar Georgetown Section 17 Daerah Timur Laut Penang	2.52

Location	Address	Size (Acres)
Mahkota Seaworld [2]	HS(D) 49710 PT 497 Kawasan Bandar XLII Daerah Melaka Tengah Melaka	2.15
Visionwell Land [3]	CT 13782 Lot 692 Section 57, Jalan Nagasari Kuala Lumpur	2.13
Seremban Parade Land [4]	HS(D) 92634 PT 5148 Lot 4973 Jalan Dato' Bandar Tunggal Seremban	2.00
Total		**8.80**

Notes:

1. *Please see item 10(1) of Appendix IV for further details*
2. *Please see item 10(2) of Appendix IV for further details.*
3. *Please see item 10(3) of Appendix IV for further details.*
4. *Please see item 10(4) of Appendix IV for further details*

Shortage of labour

The ACB Group's property development business is dependent on the availability of foreign labour. Changes in government policy can affect the availability and cost of labour and accordingly, there is no assurance that such factors would not surface and adversely affect the ACB Group's property development business. To minimise the exposure to labour shortage, construction contracts are awarded inclusive of supply of labour to complete the works at the pre-agreed contract sum and completion date. The performance of each contractor is supervised closely to ensure that the terms of the contract is complied, including delivery of construction works at the agreed schedule with the expected quality. While every effort is made to ensure that contracts are only awarded to reliable parties, in the event that any contractor fails to honour his obligations, a replacement contractor would be appointed soonest possible to minimise disruptions to the development programme.

Shortages in raw material

Historically, there have been periods where there were supply shortages of certain building materials in the country. The shortages in supply included materials like cement and steel where there were only a few key local producers. If such incidents recur, they can result in higher costs and/or delays in the completion of the development projects to be undertaken by the ACB Group in the future. However, in the event of such upswing in the cost of building materials, the pricing of property units to be offered by the ACB Group to the market would be adjusted accordingly to compensate for the increased construction cost. Alternatively, substitute building materials could be sourced to cushion this risk.

(ii) **Parkson retail business under the ACB Group**

Sensitivity to economic downturn

The Parkson retail business which is located in Malaysia and the PRC, is highly correlated and sensitive to the spending power of consumers, which in turn is closely correlated to the general economic, business and credit conditions in Malaysia and the PRC. Whilst the management of the ACB Group can adjust its product offerings in times of economic downturn to cater to the decrease in disposable income, the ACB Group's retail business may be affected by any adverse development in the general economic, business and credit conditions in Malaysia and the PRC in the future.

Competition

The retail market in Malaysia and the PRC is highly saturated with a variety of trading style ranging from the hypermarkets, supermarkets and departmental stores as the barrier of entry is relatively low. Whilst the management of the ACB Group has in the past introduced shopping programmes and customer services which they believe are innovative, and advertising and promotion programmes which they believe are creative to stay ahead of competitors, the entry of further players in the retail market and the fact that there is high substitutability of merchandise, may adversely affect the ACB Group's retail business in the future.

Supply risk

Generally, retail merchandise is highly substitutable. As a consequence, accurate and timely procurement of merchandise in response to customer demand is crucial, not only to prevent excess stock or obsolescence but also to secure market share. Further, procuring merchandise at the lowest price and pricing the merchandise competitively is also crucial to the ACB Group's retail business. Whilst the management of the ACB Group has many years' of experience in procurement and pricing of merchandise in response to customer demand, the ACB Group's retail business is nonetheless subject to such risks in the future.

(iii) **Plantation business under the ACB Group**

Fluctuations in prices

The prices of palm oil and rubber, similar to those of other commodities, are subject to fluctuations. Historically, they had fluctuated from a low of RM578 per tonne for crude palm oil ("CPO") and RM1.89 per kg for Ribbed Smoked Sheet ("RSSI") to a high of RM2,377 per tonne of CPO and RM3.96 per kg of RSSI since 1980. Accordingly, the ACB Group's plantation business is subject to the risk of fluctuations in the prices of palm oil and rubber.

(Source: Malaysian Rubber Board and Malaysian Palm Oil Board)

Weather conditions

Adverse weather conditions can affect production in the ACB Group's plantations. Rainy weather will prevent workers from harvesting the crop, whilst dry spells will delay the ripening of fresh fruit bunches and thus result in slower production.

Further details of the ACB Group's plantations are set out in item 6 of Appendix IV.

Shortage of labour (Peninsular Malaysia)

The plantation business is labour intensive. The ACB Group's plantations in Peninsular Malaysia are subject to the risk of labour shortage, which would ultimately affect the harvesting of the produce and to a lesser extent, the quality of the produce. To minimise this risk, the ACB Group has applied and was given approval by the government to bring in 100 Indonesian workers. Todate, 64 Indonesian workers have been brought in and the remaining workers will be brought in as and when required.

Further details of the ACB Group's plantations are set out in item 6 of Appendix IV.

9.7 **Qualifications and emphasis of matters on the profit/loss forecast of the AMB Group**

The Reporting Accountants of AMB had in their letter dated 27 December 2002 in relation to the consolidated profit/loss forecast of AMB for the FYE 30 June 2003 raised certain qualification and emphasis of matters on the profit/loss forecast of the AMB Group. The views of your Board on the qualification and emphasis of matters raised are set out below:

Qualification

The Reporting Accountants have qualified under paragraph 2 of their letter that the Reporting Accountants are unable to obtain sufficient information and explanations that they have considered necessary due to limitations placed on the scope of work by selected companies as follows:

i) SAM and LSM, both 49% owned associated companies of AMB, which are incorporated in Malaysia and are principally involved in the assembly, sale and distribution of "Suzuki" motorcycles respectively;

ii) Nanjing Jincheng Machinery Co Ltd ("Nanjing"), a 47% owned associated company of AMB, which is incorporated in the PRC and is principally involved in the manufacturing of motorcycles; and

iii) Dong Feng Lion Tyre Co Ltd ("Dong Feng"), a 55% owned subsidiary company of AMB, which is incorporated in the PRC and is principally involved in the manufacturing and sale of tyres.

As shown above, SAM, LSM and Nanjing are associated companies of AMB, pursuant to which your Board has no control over the business and operational policies of these companies. Accordingly, your Board has no full access to the financial records (including the future financial forecast) of SAM, LSM and Nanjing. The profit/loss forecast of SAM, LSM and Nanjing have been prepared by your Board on the basis of various assumptions (such as the expected product demand and market conditions) using their best judgement of future events and limited information available to them. In view of the aforesaid scope limitations, the Reporting Accountants have made the qualification.

Dong Feng is a subsidiary company of AMB. However, notwithstanding AMB's controlling equity shareholding in Dong Feng, the management of Dong Feng prior to early 2002 had been vested with their Chinese joint-venture partners. In early 2002, AMB had replaced all the key management staffs of Dong Feng with their own appointees and they have since then taken charge of the day-to-day operations of Dong Feng and have also been given the task of developing a new business strategy to turn around Dong Feng and to revamp the financial reporting and data collation system of Dong Feng.

Arising from the significant changes in the management and business direction of Dong Feng as explained above, and in view of the fact that the previous management team of Dong Feng would no longer be available to fully explain Dong Feng's historical trends and results, the loss forecast of Dong Feng for the FYE 30 June 2003 had been prepared by your Board using their best estimate and judgement on prevailing market conditions and demand for Dong Feng's products. Consequently, it would not be possible for the Reporting Accountants to obtain sufficient explanations and information to assist in their review of the assumptions underlying the loss forecast of Dong Feng prepared by your Board. In view of the foregoing, the Reporting Accountants have made the qualifications.

Emphasis of Matters

The forecast of the AMB Group has been prepared by your Board based on the going concern basis, which assumes that the AMB Group will continue its operation for the foreseeable future and that the AMB Group has neither the intention nor the need to liquidate or curtail materially the scale of its operations.

Without further qualification on the Reporting Accountants' opinion, the Reporting Accountants have under paragraph 3 of their letter drawn attention to your Board that in view of the financial position of the AMB Group and the plans of your Board to implement the Proposed AMB Scheme involving the restructuring of the AMB Group's debts and rationalisation of the AMB Group corporate structure, the validity of preparing the consolidated profit/loss forecast for the FYE 30 June 2003 on the going concern basis depends upon the successful implementation of these restructuring plans.

The main objective of the Proposed AMB Scheme (as set out in Sections 5 and 6 of this Circular) is to enable each of the AMB Scheme Companies to, *inter alia*, continue its operations as a going-concern and to ensure that the AMB Scheme Companies are able to meet their commitments to the AMB Scheme Creditors. Having considered the financial position of the AMB Group, your Board is of the view that the Proposed AMB Scheme will be successfully implemented. Accordingly, your Board considers that it is appropriate to prepare the forecast of the AMB Group on a on-going concern basis.

10. FUTURE PROSPECTS

10.1 World Economy Prospects for 2003

A more promising global outlook is expected in 2003, with projections for growth in most regions to be more certain and stronger while unemployment, lower. World trade is envisaged to expand by 6.6% (2002: 2.5%), driving world growth to 3.7% (2002: 2.8%). Even though inflation will be subjected to some upward pressure with the growth momentum gathering speed, it is expected to remain low.

Downside risks to the generally optimistic outlook for 2003 will emanate mainly from the Middle East tensions. Oil prices, which have been increasing in recent months, may further escalate should the USA begin war with Iraq, putting the brake on global growth.

Notwithstanding the downside risks, world growth is envisaged to be on track, with the major economies, USA, Japan and the euro area expected to perform better, and global electronics demand rebounding. In the USA, higher growth is likely in response to a better trading and investment environment. The threat of trade war when the USA imposed tariffs on foreign steel, has receded after the USA announced new exemptions on around half of the seriously affected European steel products while legislation has been put in place to address the issue of corporate and accounting scandals. The euro region likewise is expected to show enhanced performance, with real GDP growth doubling to 2.9% (2002: 1.4%), featuring stronger current account balance as well as lower inflation and unemployment in most of the major economies in the world. The most notable progress, however, is seen in Japan, which is expected to emerge from its third recession in decade. Together with the euro area, Japan will complement growth in the USA to provide a more stable global growth.

(Source: Economic Report 2002/2003)

10.2 Malaysian Economy Prospects for 2003

Led by further improvements in both external and domestic demand, the Malaysian economy is envisaged to strengthen in 2003. All sectors of the economy are expected to register positive growth rates. The anticipated growth in the global economy and world electronics demand will contribute to a more robust and broad-based growth in the manufacturing sector. The agriculture sector is expected to expand stronger with higher palm oil production. Economic expansion will also hasten the pace of growth in the services sector while underlying demand for affordable housing and on-going public projects such as the Bakun Hydroelectric Dam and the double-tracking rail projects will continue to fuel growth in the construction sector. Overall, real GDP growth is expected to accelerate to 6%-6.5% in 2003. With these encouraging economic prospects, gross national product per capita is projected to rise further by 5.5% to RM14,098 (equivalent to USD3,710) from RM13,361 (equivalent to USD3,516) in 2002.

(Source: Economic Report 2002/2003)

10.3 Future Prospects of the Malaysian Automotive Industry

Consumer spending on passenger cars is envisaged to be higher with the improvement in the overall Malaysian economy. *(Source: Economic Report 2001/2002)*

As part of the efforts of the National Economic Action Council ("NEAC") to revive the Malaysian economy, the Council has put forward the National Economic Recovery Plan ("NERP") which has the objective of firstly improving and sustaining local demand for cars and secondly rationalising and strengthening the industry to compete with other automotive manufacturers in the ASEAN region.

Based on these objectives, the NEAC has recommended, *inter alia*, that the following measures be taken:

- reasserting the automotive industry as a strategic industry with focus on the national car, motorcycle firms as well as local vendors and dealers;
- relaxing hire purchase guidelines for cars priced RM40,000 and below by raising the maximum loan amount from the present 70% and a repayment period of five years to 85% and a repayment period of seven years; and
- encouraging foreign equity participation in the national car to finance research, design and the development of new models as well as encouraging vendors to take in new shareholders to upgrade technological capabilities and increase competitiveness in the global market.

(Source: NERP, NEAC, August 1998)

Motor Vehicles

The forecast vehicle sales by segment for 2002 as compared to actual number of vehicles sold in 2001 are set out below:

Segment	Forecast 2002	Actual 2001	% growth
Passenger cars	358,000	327,469	9%
Commercial vehicles	40,500	37,563	8%
4x4 vehicles	31,900	31,311	2%
TIV	**430,400**	**396,343**	**9%**

(Source: Malaysian Automotive Association, July 2002)

Motorcycles

The industry growth for motorcycles is expected to remain stagnant in 2002, due to a gradual market shift to the low price 4-wheelers motor vehicles and availability of financing at low interest rate. The total number of motorcycle registered for the first 9 months of 2002 amounted to 176,686 units, whilst the total motorcycles registration for the year is projected to reach 235,000 units. The historical trend of the motorcycle registration over the past 6 years preceding 2002 is depicted below:


Motorcycle Registration
'000 units
400
350
300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
2002 *

Note:
* *Extrapolated based on the actual registration for the 9 months period from January to September 2002.*

(Source: Jabatan Pengangkutan Jalan, October 2002)

The industry growth will be largely dependent on its ability to reduce the production costs and the price of motorcycles, in order to curb the market shift to the 4-wheelers segment. In addition, local motorcycle manufacturers will need to expand their export market to improve their sales.

(Source: LSM's Management)

10.4 Future Prospects of the Tyre Industry

Global Tyre Industry

From 1999 to 2005, global tyre demand is projected to grow at an average annual rate of 2.4%, as it is expected that the majority of the world's regions will enjoy a strong economic period during that time. The Africa/Middle East region and developing nations will be the high-growth markets. Original Equipment Manufacturer tyre demand and world motor vehicle production are expected to rise at rates averaging 3.6% and 3.5% per year, respectively, reflecting the strong ties between those two trends. Replacement tyre demand is forecast to average 1.9% annual growth through 2005. The replacement market will benefit from the rising number of registered motor vehicles worldwide.

From 2001 to 2003, the tyre demand for South East Asia is projected to grow at the average annual rate of 3.1%.

(Source: Leading Edge Reports, 2001)

With the impending market liberalisation among the ASEAN countries through the implementation of AFTA, the market competition among the tyre producers in the region is expected to intensify. These tyre producers would have to be more cost and quality competitive in order to defend their existing market share. However, the AFTA regime is also seen to be a business opportunity for the ASEAN tyre producers (including Silverstone), whereby the region's exports shall become more competitive against imports originating from non-AFTA nations.

(Source: Silverstone's Management)

Malaysian Tyre Industry

The better performance of the automotive industry in 2002 as set out in Section 10.3 of this Circular, is expected to translate into growth in the tyre industry. The positive outlook for the tyre industry is also supported by the following reasons:

- The Malaysian Government's campaign of "Buy Malaysian" is expected to reduce imports and increase export in order to strengthen the Balance of Trade of the country;

- The growth and spread of urbanisation within the country will increase the demand for transportation;

- Leisure in association with affluence and the completion of new highways in the nation is expected to encourage more travelling and tourism which will generate increased demand for vehicles and flow through demand for tyres; and

- The stable political climate together with attractive investment policies in Malaysia is expected to encourage more foreign investment and also growth of small and medium sized industries in the country. Such investments and growth will fuel the demand for vehicles and transportation.

(Source : Silverstone's Management)

10.5 Future Prospects of the Property Development under the ACB Group

The Malaysian economy is expected to further strengthen with real GDP projected to grow at 4% - 5% as targeted in Budget 2002. For 2003, the GDP is envisaged to chalk 6% - 6.5% growth with the construction sector forecasted to expand by 4.5% (2002: 3.8%). Housing development is expected to contribute significantly to the growth is this sector in view of the increasing demand, especially for low and medium-cost houses.

In tandem with expectation of further improvements in the Malaysian economy, the property market is expected to pick up further momentum. Underlying this optimistic outlook is an economy of enhanced resilience against external shocks and risks through recent policy initiatives to strengthen the nation's external reserves, financial system and corporate sector. The property market has been identified as one the key economic sectors that would continue to benefit from the availability of credit with low interest rates.

The residential property sector is expected to hold its position as the key growth sector of the property market. The focus of demand would continue to centre on units priced at RM200,000 and below by virtue of the affordability of such units to most purchasers. Terraced houses would remain as the leading product due to its landed advantage.

On the commercial front, retail and office space, it is difficult to envisage rental/sale prices to improve in the immediate future. The market would take a while more before the supply overhang is mitigated. For the industrial property sector, activity is expected to be confined largely to small and medium sized industrial units within the affordable price range of not exceeding RM500,000. The Government's focus on the manufacturing sector through various funds and incentives to promote small and medium industries ("SMI") would have a positive bearing on this sector of the property market.

No immediate discernible price trend is expected from the agricultural land sector which has yet to show clear signs of a turnaround. Nevertheless the encouraging outlook of the agriculture sector, which is forecasted to increase by 3.4% in 2003 (2002: 1.1%), should lead to further stimulation of demand for agricultural lands, particularly crop land or vacant land for the cultivation of oil palm.

(Source: Economic Report 2002/2003)

10.6 Future Prospects of the Parkson Retail Business under the ACB Group

10.6.1 Retail Business in Malaysia

The performance of the retail industry is highly correlated and sensitive to the spending power of the consumers which in turn is directly related to the economic environment.

This is illustrated in the table below:

Quarterly GDP, Inflation and Retail Sales Growth Rates, 2001/2002

Period	GDP(%)	Inflation(%)	Retail sales(%)
3rd Quarter 2001	(1.3)	1.4	1.6
4th Quarter 2001	(0.5)	1.2	0.7
1st Quarter 2002	1.1	1.4	6.1
2nd Quarter 2002	3.8	1.9	0.4

(Source: Newsletter of the Malaysian Retailers Association, 2nd Quarter 2002)

The performance of the various retail sub-sectors is as follows:

Year On Year % Change By Retail Sub-Sector, 2001/2002

Retail Sub-sector	3rd Quarter 2001	4th Quarter 2001	1st Quarter 2002	2nd Quarter 2002
Departmental store cum supermarket	1.1	(3.0)	6.4	(0.7)
Departmental store	14.7	2.4	11.7	(8.4)
Fashion and fashion accessories	N/A	12.7	17.7	8.3
Other speciality stores	16.4	(9.3)	4.8	3.1
Durable (furniture and electrical)	N/A	N/A	N/A	N/A

N/A – Not available

(Source: Newsletter of the Malaysian Retailers Association, 2nd Quarter 2002)

The expected growth for the next 3 months (July to September 2002) of the various retail sub-sectors is as follows:

Retail Sales Projection For Next 3 Months, July 2002 to September 2002

Retail Sub-sector	Forecast (%)
Departmental store cum supermarket	2.9
Departmental store	(4.0)
Supermarket and hypermarket	N/A
Fashion and fashion accessories	6.2
Pharmacy	1.7
Other specialty stores	4.3
Retail sales (overall/weighted)	**3.3**

(Source: Newsletter of the Malaysian Retailers Association, 2nd Quarter, Year 2002)

Malaysian retailers are expecting a higher growth rate of 3.3% in retail sales for the quarter ended September 2002. The retailers are hopeful that the August Mega Sale Carnival, September school holiday and higher overseas tourist arrival will help boost retail sales during the third quarter of 2002.

(Source: Newsletter of the Malaysian Retailers Association, 2nd Quarter, Year 2002)

10.6.2 Retail Business in the PRC

The population in the PRC is forecast to grow by approximately 11 to 12 million per annum. The total population is projected to reach 1.4 billion by year 2015.

The PRC's total retail turnover in 2001 was Rmb3,760 billion. The retail industry is expected to grow above its annual GDP growth forecast of between 7% to 10% in the next few years. Hence, the future of the retail industry is favourable.

The implementation of the Open Economy Policy since 1978 has brought about economic development. The spending power of the urban population has increased which offers opportunities for existing and new retailers.

Over the years, the industry trend has shifted from the traditional general merchandise stores to shopping malls with anchor retail operators, departmental stores, hypermarkets, chain-supermarkets, specialty stores and e-shopping. Increasing demand for quality products and good customer service, gives foreign-owned retailers the opportunity to offer innovative business concepts, superior products and services to the local consumer.

Despite these available opportunities, foreign-owned retailers are required to obtain approvals to operate retail businesses in the PRC. The state and federal government of the PRC may impose certain restrictions on location, ownership criteria and scope of business on foreign retailers. However, within 2 years after the PRC's acceptance into the WTO on 22 December 2001, foreign majority control will be permitted in joint-venture retailing enterprises in all provincial capitals.

(Source: China Market Information (http://www.cmi.cei.gov.cn))

10.7 Future Prospects of the Plantation Business under the ACB Group

Plantation business prospects for year 2003 looks bright as the price of crude palm oil and rubber (RSSI) has rallied to an average of RM1,410 per tonne and RM3.42 per kg respectively in September 2002 as compared to RM999 per tonne and RM2.16 per kg respectively a year ago.

(Source: Malaysian Rubber Board and Malaysian Palm Oil Board)

According to Oil World monthly report issued on 20 September 2002, stocks of most major oils and fats went down sharply in 2001/2002 to 13.66 million tonnes with the most notable reductions in palm, soybean and sun oils. It forecast that the world demand growth for 2002/2003 at 2.94 million tonnes will exceed supply growth of 0.9 million tonnes resulting in a further significant reduction of stocks to a five year low of 12.10 million tonnes by end of September 2003. It has also forecast that crude palm oil prices will rally sharply to between RM1,800 to RM2,000 per tonne within the next 3 to 6 months.

(Source: Oil World Monthly Report, September 2002)

Malaysian Rubber Board reported that market sentiment outlook in the near future for rubber is expected to dampen due to absence of consumer demand. However, the tripartite initiatives by Malaysia, Indonesia and Thailand and the proposed signing of the deal to set up the International Rubber Corporation is likely to have some positive impact on the rubber industry.

(Source: Malaysian Rubber Digest, August 2002)

In the longer term, the plantation industry will continue to face a certain amount of price volatility. However, the prospect for the industry especially palm oil is favourable given the projected increase in world population and the increased consumption of oil and fats especially in the third world countries.

Oil World in its report "Oil World 2020" issued in May 1999 has forecast that the world population will rise by another 1.5 billion by year 2020 to 7.5 billion. The biggest population growth is anticipated in the third world countries. In its report, Oil World has also forecast that palm oil is set to become the leading oil in about year 2012, accounting for 23% of the total world consumption of major oils.

(Source: Oil World 2020, May 1999)

11. CONDITIONS OF THE PROPOSED AMB SCHEME

The implementation of the Proposed AMB Scheme is subject to various conditions precedent and receipt of approvals from the following:

11.1 the BNM which was obtained *vide* BNM's letters dated 3 May 2002, 17 May 2002, 20 June 2002 and 29 October 2002 for the following:

a) AMB to obtain foreign credit facilities from AMB-SPV;

b) AMB to obtain/provide inter-company loans from/to its off-shore subsidiaries; and

c) AMB to issue RCCPS to non-resident AMB Scheme Creditors for debt to RCCPS conversion.

The above approvals from the BNM are subject to, *inter alia*, the following conditions:

a) All proceeds from the disposal of foreign assets shall be repatriated by AMB to Malaysia and AMB must inform BNM of the same immediately;

b) BNM's approval must be obtained for any variations to the terms and conditions of the AMB Debts and RCCPS to be issued pursuant to the Proposed AMB Scheme;

c) BNM's approval must be obtained for any early repayment of the AMB Debts; and

d) AMB is required to inform BNM when the AMB Debts and RCCPS are fully repaid/ redeemed.

11.2 the SC which was obtained on 9 July 2002 subject to, *inter alia*, the following conditions:

(A)	Conditions by SC *vide* its letter dated 9 July 2002	Status of Compliance
a)	A moratorium is imposed on 50% of the AMB Shares to be received by ACB, Umatrac, Posim, LCB, Limpahjaya, DAC and the TSWC Group as consideration pursuant to the Proposed Acquisition of Silverstone where the vendors are not allowed to dispose, transfer or assign their shareholding for at least 1 year from the date of listing. Thereafter, they are only allowed to dispose, transfer or assign their shareholding of not more than one-third (1/3) of the moratorium shares for every subsequent year thereafter. The aforesaid moratorium applies to every private holding company and every ultimate individual shareholder. As such, every ultimate individual shareholder as mentioned above must give a written undertaking that they will not sell, transfer or assign their shareholding in the aforesaid private holding company throughout the period of which the moratorium is imposed.	To be complied. Please refer to Note 1 below for details.

(A)	Conditions by SC *vide* its letter dated 9 July 2002	Status of Compliance
b)	All loss making operations of the AMB Group, including companies operating in the PRC which AMB has an interest, must be divested within 2 years after the Proposed AMB Scheme has been approved by all relevant parties.	The SC has waived this condition *vide* its letter dated 1 October 2002 subject to certain conditions as set out in Section 11.2 (B)(a) below.
c)	Items of Concern affecting the joint-venture operations of the Lion Group (including the AMB Group) in the PRC must be fully resolved prior to the implementation of the Proposed AMB Scheme.	The SC has waived this condition *vide* its letter dated 1 October 2002 subject to certain conditions as set out in Section 11.2 (B)(b) below.
d)	The latest audited NTA of Silverstone (to be based on cut-off date which must not be more than 4 months prior to the date of completion of the Proposed Acquisition of Silverstone) must not be less than the adjusted NTA value upon which the Proposed Acquisition of Silverstone was based.	To be complied.
e)	The SC's approval must be obtained for the final number of new AMB Shares to be issued pursuant to the Proposed AMB Scheme.	To be complied.
f)	Prior to the issuance of the AMB Bonds, AMB Debts and AMB-SPV Consolidated and Rescheduled Debts, RHB Sakura is required to inform the SC immediately after the final amount of the private debts securities has been fixed, the total issue size, issue price, subscribers and the amount subscribed (if applicable) and the redemption/repayment profile of the private debts securities proposed to be issued.	To be complied.
g)	The Independent Advisers are required to address in their reports to the minority shareholders of AMB, the qualifications and emphasis of matters raised by the Reporting Accountants on the future financials of the AMB Group and to provide detailed justifications on the valuations for the Proposed Divestment of Avenel.	To be complied in the Independent Advice Circular to be issued by Ernst & Young Corporate Finance.
	Meanwhile, the Directors of AMB are required to explain and draw attention to the qualifications and emphasis of matters raised by, *inter alia*, the Reporting Accountants in the Circulars to Shareholders to be issued by AMB for the Proposed AMB Scheme;	Complied. Please refer to Section 9.7 of this Circular for details.
h)	The issue price of the new AMB Shares to be issued as consideration to the ACB Group, Posim, the LCB Group, DAC and the TSWC Group pursuant to the Proposed Acquisition of Silverstone must be fixed at a 5% premium over the theoretical market price of AMB (calculated using the market price of AMB Shares after the SC's approval for the Proposed AMB Scheme and after adjusting for the Proposed Capital Reconstruction for AMB), subject to a minimum issue price of RM1.05 per AMB Share.	Complied. Please refer to Section 5.6 of this Circular for details.

(A)	Conditions by SC *vide* its letter dated 9 July 2002	Status of Compliance
i)	Full disclosure must be made in the Circulars to Shareholders to be issued by AMB for the Proposed AMB Scheme on the risks associated with the sources of cash flows earmarked to support the redemption/repayment of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts.	Complied. Please refer to Section 9.2 of this Circular for details.
	In addition, AMB is required to report the status of the Proposed Divestment Programme for the AMB Group in its quarterly and annual reports, including the following matters:	To be complied.
	i) a summary of the status of the divestment program which sets out the stages and the total divestment proceeds raised for each stage;	
	ii) a comparison between the actual concluded divestment proceeds and the cash receipts for each completed transaction (for quarterly and current year) together with the projection for the full year;	
	iii) details on the transactions which are completed in each quarter, including the gross and net divestment proceeds for each of the assets divested and the expected timeframe on the receipt of the aforesaid divestment proceeds;	
	iv) details on the utilisation of the divestment proceeds received; and	
	v) plans to overcome any projected shortfall, if applicable.	
	The Directors of the AMB Group are required to furnish written declaration that the AMB Group would divest other assets which are not part of the Proposed Divestment Programme, if necessary, to redeem/repay the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts.	Complied. The written declaration dated 5 December 2002 has been submitted to the SC on 16 December 2002.
j)	The Reporting Accountants are required to review the assumptions made by the Directors of AMB in respect of the forecast and projections of AMB's foreign subsidiary and associated companies. In this connection, the results of the Reporting Accountants' review must be disclosed in the Circulars to Shareholders to be issued by AMB and a copy of which is to be furnished to the SC. If there is any material deviation, full justification must be submitted to the SC.	Waiver sought. Please refer to Note 2 below for details.
k)	The approval from other relevant authorities must be sought prior to the implementation of the Proposed AMB Scheme.	Complied. Please see Sections 11.1 – 11.5 of this Circular.
l)	Full disclosure must be made in the Circulars to Shareholders on the details of the proposed organisational and financial management system restructuring together with the opinion of the Directors as to how such restructuring could overcome AMB's current financial difficulties. In addition, AMB's Directors must give their opinion on how the proposed organisational and financial management system restructuring could assist the AMB Group to prevent similar difficulties from recurring, including steps which have/will be taken to overcome these problems.	Complied. Please refer to Section 7 and Appendix XVI of this Circular for details.

(A)	Conditions by SC *vide* its letter dated 9 July 2002	Status of Compliance
m)	AMB is required to report the status of compliance with suggestions made by PwC in relation to the proposed organisational and financial management system restructuring (as set out in the Circulars to Shareholders of AMB) in its annual report.	On-going.
n)	The SC's approval must be obtained for any variations to the terms and conditions of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts to be issued pursuant to the Proposed AMB Scheme.	To be complied, if necessary.
o)	RHB Sakura is required to submit FMF/JPB Form ("Facility Maintenance File") to the SC and the BNM prior to the issuance of the private debt securities.	To be complied.
p)	RHB Sakura is required to submit to the SC the finalised trust deed governing the AMB Bonds.	To be complied.
q)	RHB Sakura and AMB must fully comply with the relevant requirements as stipulated under the SC's guidelines in relation to the Proposed AMB Scheme.	Noted.
r)	RHB Sakura and AMB are required to provide a written confirmation on the compliance with all the terms and conditions imposed by the SC on the approval for the Proposed AMB Scheme at the end of each financial year until the completion of the Proposed AMB Scheme and all the terms and conditions as set out above have been fully complied.	To be complied.

Note 1:
The SC has vide its letter dated 1 October 2002 waived the requirement for the disposal moratorium to be imposed on the AMB Shares to be received by LCB, Limpahjaya and Posim. The disposal moratorium will be imposed on ACB instead. In respect of the 0.17 million new AMB Shares to be issued to Posim pursuant to the proposed acquisition by AMB of Posim's 0.07% equity interest in Silverstone (equivalent to 0.14 million Silverstone Shares), an application has been submitted to the SC on 24 December 2002 to seek the SC's consent to revert to the original position as set out in the SC's approval letter dated 9 July 2002 where the disposal moratorium is to be imposed on Posim. The decision of the SC in respect of the aforesaid matter remains pending.

Note 2:
The affected overseas subsidiary and associated companies of AMB are Nanjing Jincheng Machinery Co Ltd ("Nanjing") and Dong Feng Lion Tyre Co Ltd ("Dong Feng"). AMB had on 3 January 2003 submitted an application to the SC to seek a dispensation from the SC from complying with the aforesaid requirement, based on the grounds set out below.

Nanjing is an associated company of AMB. AMB does not control nor have access to the management plans of Nanjing nor is AMB in a position to require the management of Nanjing to prepare for them the profit forecast for Nanjing or take responsibility for the profit forecast prepared by your Board for Nanjing using their best estimates and judgement. AMB is therefore not in any position to procure access for the Reporting Accountants to conduct a review of the management records of Nanjing as part of their review of the profit forecast of Nanjing prepared by your Board.

Dong Feng is a subsidiary company of AMB. However, notwithstanding AMB's controlling equity shareholding in Dong Feng, the management of Dong Feng prior to early 2002 had been vested with their Chinese joint-venture partners. The management team members were all appointed by AMB's Chinese joint-venture partners and none appointed by AMB. However, in early 2002, AMB had replaced all the key management staffs of Dong Feng with their own appointees and they have since then taken charge of the day-to-day operations of Dong Feng. The new management team has also been given the task of developing a new business strategy to turn around Dong Feng and to revamp the financial reporting and data collation system of Dong Feng.

Arising from the significant changes in the management and business direction of Dong Feng as explained above, and in view of the fact that the previous management team of Dong Feng would no longer be available to fully explain Dong Feng's historical trends and results, the loss forecast of Dong Feng for the FYE 30 June 2003 had been prepared by your Board using their best estimate and judgement on prevailing market conditions and demand for Dong Feng's products. Consequently, it would not be possible for the Reporting Accountants to obtain sufficient explanations and information to assist in their review of the assumptions underlying the loss forecast of Dong Feng prepared by your Board.

The decision of the SC in respect of the aforesaid waiver remains pending.

In respect of items 11.2 (A)(b) and (A)(c) above, the SC has, *vide* its letter dated 1 October 2002, waived the earlier conditions imposed subject to the following conditions:

(B)	**Conditions by SC *vide* its letter dated 1 October 2002**	**Status of Compliance**
a)	In respect of the loss making operations of the AMB Group, AMB is required to:	
	i) make full disclosure to its shareholders on the details of all loss making operations of the AMB Group;	Complied. Please refer to Section 13.2 of this Circular for details.
	ii) make full disclosure to its shareholders on the steps which have been taken or will be taken by AMB to turn around the loss making operations of the AMB Group ("Turnaround Exercise");	Complied. Please refer to Section 13.2 of this Circular for details.
	iii) make full disclosure on the status and progress of the Turnaround Exercise in its quarterly and annual reports until all loss making operations of the AMB Group have been fully divested; and	To be complied.
	iv) the Directors of AMB must assess and report in its annual report the effectiveness of the Turnaround Exercise until all loss making companies have been divested. The aforesaid report must include the assessment as to whether the Turnaround Exercise is progressing as planned or an early disposal shall be effected by the Directors of AMB to dispose of the relevant loss making company immediately.	To be complied.
b)	In respect of the Items of Concern:	
	i) AMB is required to furnish an irrevocable written undertaking to the SC that all necessary steps will be taken to resolve the Items of Concern as soon as possible;	Complied. The letter of undertaking dated 5 December 2002 has been submitted to the SC on 16 December 2002.

(B) Conditions by SC *vide* its letter dated 1 October 2002	Status of Compliance
ii) The relevant vendor(s) of sale shares or purchaser(s) issuing consideration shares ("Relevant Party") (where the Items of Concern apply) are required to indemnify the affected purchaser(s) or the vendor(s), as the case may be ("Affected Party") of all costs and losses incurred by the Affected Party as a result of the Items of Concern not being resolved prior to the implementation of the Proposed GWRS. In this connection, all costs and losses incurred within 24 months from the date of implementation of the Proposed GWRS must be settled by the Relevant Party immediately when such costs and losses are incurred by the Affected Party. In the event the Items of Concern are not resolved within 24 months from the date of implementation of the Proposed GWRS, the Relevant Party must immediately indemnify the Affected Party of all potential costs or losses to be incurred by the Affected Party in the future, as a result of the non-resolution of the Items of Concern; and	To be complied. Please refer to Section 5.2.5 of this Circular for details.
iii) AMB is required to report the status of the Items of Concern in their quarterly and annual reports until all the Items of Concern are fully resolved.	To be complied.

11.3 the FIC which was obtained *vide* the FIC's letters dated 27 April 2002, 7 May 2002 and 23 May 2002 for, *inter alia*, the following:

a) the Proposed Capital Reconstruction for AMB;

b) the proposed issuance of up to RM34.38 million worth of RCCPS to the AMB Scheme Creditors;

c) the proposed issuance of up to RM56.55 million worth of new AMB shares as equity-kicker shares and as debt to equity conversion shares to the AMB Scheme Creditors; and

d) the Proposed Acquisition of Silverstone.

The above approvals from the FIC are subject to, *inter alia*, AMB increases its Bumiputera equity participation to at least 30% before 31 December 2003;

11.4 the MITI which was obtained *vide* the MITI's letter dated 23 April 2002 for the Proposed Acquisition of Silverstone. The approvals from MITI are subject to, *inter alia*, the condition that AMB increases its Bumiputera equity participation to at least 30% before 31 December 2003;

11.5 the LOFSA which was obtained *vide* the LOFSA's letter dated 1 November 2000 for the following:

a) the establishment of AMB-SPV in Labuan to administer and co-ordinate the restructured loans denominated in USD owed by the AMB Scheme Companies to the AMB Scheme Creditors;

b) the Ministerial exemption from compliance with the provision of Section 147(2) of the Offshore Companies Act 1990 and therefore enable AMB-SPV to hold debt obligations in AMB; and

c) the transfer of loans denominated in USD by AMB to AMB-SPV under Section 7(3)(a) of the Offshore Companies Act 1990.

There is no condition attached with the above approvals from the LOFSA;

11.6 approval-in-principle of the KLSE for the listing of and quotation for the new AMB Shares to be issued pursuant to the Proposed AMB Scheme and the new AMB Shares to be issued pursuant to the conversion of the RCCPS;

11.7 the AMB Scheme Creditors which were obtained at their respective Court-Convened Meetings held on 16 September 2002;

11.8 the shareholders of AMB at the forthcoming EGM;

11.9 the Megasteel's scheme of arrangement being unconditional. The requisite approvals of the scheme creditors of Megasteel pursuant to Megasteel's scheme of arrangement were obtained on 25 September 2002 and 16 October 2002 and Khazanah Nasional Berhad for the issuance of the Megasteel's subordinated bonds was obtained on 16 October 2002. The High Court of Malaya had on 12 December 2002 sanctioned Megasteel's scheme of arrangement pursuant to Section 176 of the Cos Act;

11.10 the AMSB's scheme of arrangement being unconditional. The requisite approvals of the scheme creditors of AMSB pursuant to AMSB's scheme of arrangement were obtained on 26 September 2002. The AMSB's scheme of arrangement is presently pending sanction by the High Court of Malaya under Section 176(3) of the Cos Act;

11.11 the Proposed AMB Scheme being sanctioned by the High Court pursuant to Section 176 of the Cos Act and the Proposed Capital Reconstruction for AMB being sanctioned by the High Court pursuant to Section 64 of the Cos Act; and

11.12 the Schemes for the ACB Group, the LCB Group and the LLB Group being unconditional (other than the reciprocal conditions in the respective Schemes).

All the proposals under the Proposed AMB Scheme (comprising the Proposed Corporate Restructuring Exercise, the Proposed Debt Restructuring Exercise and the Proposed Divestment Programme for the AMB Group) are inter-conditional to each other. In addition, the Schemes of the respective PLC Group (comprising the Proposed Corporate Restructuring Exercise, the Proposed Debt Restructuring Exercise and the Proposed Divestment Programme for the relevant PLC Group) are inter-conditional to each other.

The upfront cash payment, AMB Shares, RCCPS, AMB Bonds, AMB Debts and AMB-SPV Consolidated and Rescheduled Debts shall be paid/issued not later than 15 March 2003. In the event that the upfront cash payment, AMB Shares, RCCPS, AMB Bonds, AMB Debts and AMB-SPV Consolidated and Rescheduled Debts are not paid/issued by 15 March 2003, the Proposed AMB Scheme shall be deemed to have lapsed and in such event, notwithstanding anything else provided in this Circular, nothing shall preclude any of the AMB Scheme Creditors from taking any action that they have or might have (including, without limitation, any claims for accruals, late charges, penalties, costs and expenses payment and indemnification obligation) arising from and in accordance with the existing loans/credit facilities of such AMB Scheme Creditor unless the date for the payment/issuance of the aforesaid upfront cash payment, AMB Shares, RCCPS, AMB Bonds, AMB Debts and AMB-SPV Consolidated and Rescheduled Debts after 15 March 2003 is subsequently approved by the AMB Scheme Creditors.

12. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Certain proposals within the Proposed AMB Scheme, namely the Proposed Acquisition of Silverstone, Proposed Divestment of Avenel and proposed settlement of the Inter-PLC Debts between the AMB Group and other PLC Group within the Lion Group, are related party transactions.

TSWC, Phang Wai Yeen, Ngan Yow Chong and DAC are the Directors of AMB ("Interested Directors") who do not consider themselves independent in respect of the Proposed AMB Scheme due to the following:

i) TSWC is the Chairman and Managing Director of LCB and Silverstone and a Director of ACB. He is also a substantial shareholder of AMB (Direct - 0.01%; Indirect – 59.61%), ACB (Direct - nil; Indirect – 36.97%), LCB (Direct - 0.01%; Indirect – 57.32%), LLB (Direct - negligible; Indirect – 57.65%), Silverstone (Direct - nil; Indirect – 73.45%) and Posim (Direct – nil; Indirect – 87.37%). TSWC is the uncle of DAC;

ii) Phang Wai Yeen is the Executive Director of Silverstone, a company in which TSWC and DAC are substantial shareholders. Phang Wai Yeen has a 0.49% direct interest in Silverstone (Indirect – nil);

iii) Ngan Yow Chong is the Executive Director of Posim, a company in which TSWC and DAC are substantial shareholders. Ngan Yow Chong does not have any direct or indirect interest in Posim; and

iv) DAC is the Managing Director of LLB and a Director of LCB. He is also a substantial shareholder of AMB (Direct – 0.14%; Indirect – 59.54%), ACB (Direct – 0.03%; Indirect – 35.70%), LCB (Direct – 0.15%; Indirect – 35.40%), LLB (Direct – 0.1%; Indirect – 55.47%), Silverstone (Direct – 0.77%; Indirect – 73.12%) and Posim (Direct – nil; Indirect – 87.37%). DAC is the nephew of TSWC.

The Interested Directors have abstained and will continue to abstain from all deliberations and voting at the Board's meetings on the Proposed AMB Scheme.

As at 25 November 2002, the Interested Directors having interest in AMB Shares are as follows:

	Direct		Indirect	
Interested Directors	**No. of AMB Shares**	**%**	**No. of AMB Shares**	**%**
TSWC	20,000	0.01	87,892,150 [a]	59.61
Phang Wai Yeen	-	-	-	-
Ngan Yow Chong	-	-	-	-
DAC	205,650	0.14	87,799,350 [b]	59.54

Notes:

(Direct; Indirect) - represents the direct and indirect interest held.

a *Deemed interested by virtue of Section 6A of the Cos Act held via WCSB (Direct - 99.99%; Indirect - 0.01%), LHSB (Direct - nil; Indirect - 80%), Araniaga (Direct - nil; Indirect - 100%), Teck Bee Mining (Direct –5.59%; Indirect – 90.29%), Tirta (Direct - nil; Indirect - 79%), Amanvest (Direct - nil; Indirect - 100%), LCB (Direct-0.1%; Indirect - 57.32%), Umatrac (Direct – nil; Indirect - 100%) and LHPL (Direct – nil; Indirect- 58.8%).*

b *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 0.83%; Indirect - 19.17%), Araniaga (Direct - nil; Indirect - 100%), Teck Bee Mining (Direct - nil; Indirect – 90.29%), Tirta (Direct - nil; Indirect – 70.64%), Amanvest (Direct - nil; Indirect - 100%), LCB (Direct - 0.15%; Indirect - 35.40%), Umatrac (Direct - nil; Indirect - 100%) and Sin Seng (Direct - 20%; Indirect – nil).*

The following persons connected with the Interested Directors (as defined under Section 122A of the Cos Act) and having interest in AMB Shares do not consider themselves independent of the Proposed AMB Scheme due to:

i) Puan Sri Chan Chau Ha is the spouse of TSWC;
ii) Cheng Theng Kee is the brother of TSWC and father of DAC;
iii) Chen Shok Ching is the mother of DAC;
iv) Cheng Chai Hai is the sister of TSWC;
v) Datin Ng Seok Kuan is the spouse of DAC;
vi) TSWC and DAC have substantial interests in LHSB, Happyvest, Amanvest, ACB, LCB, Timuriang, Umatrac, Araniaga, Teck Bee Mining and Tirta as follows:

	TSWC's interest as at 25 November 2002		**DAC's interest as at 25 November 2002**	
	Direct (%)	**Indirect (%)**	**Direct (%)**	**Indirect (%)**
LHSB	-	80.00	0.83	19.17
Happyvest	-	81.48	5.49	62.75
Amanvest	-	100	-	100
ACB	-	36.97	0.03	35.70
LCB	0.10	57.32	0.15	35.40
Timuriang	-	100	-	100
Umatrac	-	100	-	100
Araniaga	-	100	-	100
Teck Bee Mining	5.59	90.29	-	90.29
Tirta	-	79.00	-	70.64

vii) TSWC has a substantial interest in Lancaster (Direct – 60%; Indirect – nil), WCSB (Direct – 99.99%; Indirect – 0.01%), Utara Enterprise (Direct – 50%; Indirect – 50%) and LHPL (Direct – nil; Indirect – 58.80%); and
viii) DAC has a substantial interest in Sin Seng (Direct – 20%; Indirect – nil) and Lion Realty Pte Ltd (Direct – 15.02%; Indirect – 14.90%).

As at 25 November 2002, the persons connected with the Interested Directors and having interest in AMB Shares are as follows:

	Direct		**Indirect**	
Persons connected with Interested Directors	**No. of AMB Shares**	**%**	**No. of AMB Shares**	**%**
WCSB	88,900	0.06	87,785,250 [a]	59.54
Lancaster	-	-	87,785,250 [b]	59.54
LHSB	2,600	0.002	87,782,650 [c]	59.53
Utara Enterprise	-	-	87,785,250 [b]	59.54
Happyvest	-	-	87,774,426 [d]	59.53
Amanvest	216,590	0.15	85,523,496 [e]	58.00
ACB	-	-	85,523,496 [f]	58.00
LCB	9,000	0.006	85,514,496 [g]	57.99
Timuriang	-	-	85,523,496 [h]	58.00
Umatrac	85,514,496	57.99	9,000 [i]	0.006
Araniaga	3,224	0.002	-	-
Teck Bee Mining	5,000	0.003	-	-
Tirta	2,034,340	1.38	-	-
LHPL	18,000	0.01	-	-
Puan Sri Chan Chau Ha	153,075	0.10	18,000 [j]	0.01
Cheng Theng Kee	100,000	0.07	-	-
Chen Shok Ching	116,950	0.08	-	-
Cheng Chai Hai	5,000	0.003	-	-
Datin Ng Seok Kuan	9,775	0.007	-	-
Sin Seng	14,100	0.01	-	-
Lion Realty Pte Ltd	-	-	87,785,250 [k]	59.54

Notes:

(Direct; Indirect) - represents the direct and indirect interest held.

a *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 40%; Indirect – 20%), Araniaga (Direct - nil; Indirect – 51%), Teck Bee Mining (Direct - nil; Indirect - 90.29%), Tirta (Direct -nil; Indirect – 67.04%), Amanvest (Direct - nil; Indirect – 100%), LCB (Direct - 0.21%; Indirect - 32.56%) and Umatrac (Direct - nil; Indirect – 100%)*

b *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 20%; Indirect – nil), Araniaga (Direct - nil; Indirect – 51%), Teck Bee Mining (Direct - nil; Indirect - 90.29%), Tirta (Direct -nil; Indirect – 67.04%), Amanvest (Direct - nil; Indirect – 100%), LCB (Direct - nil; Indirect - 32.56%) and Umatrac (Direct - nil; Indirect – 100%)*

c *Deemed interested by virtue of Section 6A of the Cos Act held via Araniaga (Direct - 51%; Indirect –nil), Teck Bee Mining (Direct - 90.29%; Indirect - nil), Tirta (Direct -nil; Indirect – 67.04%), Amanvest (Direct - nil; Indirect – 100%), LCB (Direct - 8.66%; Indirect - 23.90%) and Umatrac (Direct - nil; Indirect – 100%)*

d *Deemed interested by virtue of Section 6A of the Cos Act held via Tirta (Direct - 51.31%; Indirect – 15.64%), Amanvest (Direct - 100%; Indirect – nil), LCB (Direct - nil; Indirect - 23.90%) and Umatrac (Direct - nil; Indirect – 100%)*

e *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 23.90%; Indirect -nil) and Umatrac (Direct - nil; Indirect – 100%)*

f *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - nil; Indirect – 20.19%) and Umatrac (Direct - nil; Indirect – 100 %).*

g *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - nil; Indirect – 100%)*

h *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - nil; Indirect – 19.79%) and Umatrac (Direct - 100%; Indirect – nil)*

i *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 19.01%; Indirect - nil)*

j *Deemed interested by virtue of Section 6A of the Cos Act held via LHPL (Direct - 58.80%; Indirect – nil)*

k *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 19.17%; Indirect – nil), Araniaga (Direct - nil; Indirect – 100%),), Teck Bee Mining (Direct - nil; Indirect - 90.29%), Tirta (Direct - nil; Indirect – 67.04%), Amanvest (Direct - nil; Indirect – 100%), LCB (Direct - nil; Indirect - 34.42 %) and Umatrac (Direct - nil; Indirect – 100%)*

The Interested Directors who have interest in AMB Shares and persons connected with them (as defined under Section 122A of the Cos Act) and having interest in AMB Shares, have agreed to abstain from voting in respect of their direct and indirect shareholdings in relation to the Proposed AMB Scheme at the forthcoming EGM.

Based on AMB's Register of Substantial Shareholders as at 25 November 2002, AMB's substantial shareholders deemed interested ("Interested Substantial Shareholders") in the Proposed AMB Scheme are as follows:

	Direct		**Indirect**	
Interested Substantial Shareholders	**No. of AMB Shares**	**%**	**No. of AMB Shares**	**%**
TSWC	20,000	0.01	87,892,150 [a]	59.61
DAC	205,650	0.14	87,799,350 [b]	59.54
WCSB	88,900	0.06	87,785,250 [c]	59.54
Lancaster	-	-	87,785,250 [d]	59.54
LHSB	2,600	0.002	87,782,650 [e]	59.53
Lion Realty Pte Ltd	-	-	87,785,250 [f]	59.54
Utara Enterprise	-	-	87,785,250 [d]	59.54
Happyvest	-	-	87,774,426 [g]	59.53
Amanvest	216,590	0.15	85,523,496 [h]	58.00
ACB	-	-	85,523,496 [i]	58.00
LCB	9,000	0.006	85,514,496 [j]	57.99
Timuriang	-	-	85,523,496 [k]	58.00
Umatrac	85,514,496	57.99	9,000 [l]	0.006
LTAT	6,218,380	4.22	85,523,496 [m]	58.00

Notes:

(Direct; Indirect) - represents the direct and indirect interest held.

a *Deemed interested by virtue of Section 6A of the Cos Act held via WCSB (Direct - 99.99%; Indirect - 0.01%), LHSB (Direct - nil; Indirect - 80%), Araniaga (Direct - nil; Indirect - 100%), Teck Bee Mining (Direct –5.59%; Indirect – 90.29%), Tirta (Direct - nil; Indirect - 79%), Amanvest (Direct - nil; Indirect - 100%), LCB (Direct-0.1%; Indirect - 57.32%), Umatrac (Direct – nil; Indirect - 100%) and LHPL (Direct – nil; Indirect- 58.8%).*

b *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 0.83%; Indirect - 19.17%), Araniaga (Direct - nil; Indirect - 100%), Teck Bee Mining (Direct - nil; Indirect – 90.29%), Tirta (Direct - nil; Indirect – 70.64%), Amanvest (Direct - nil; Indirect - 100%), LCB (Direct - 0.15%; Indirect - 35.40%), Umatrac (Direct - nil; Indirect - 100%) and Sin Seng (Direct - 20%; Indirect – nil).*

c *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 40%; Indirect – 20%), Araniaga (Direct - nil; Indirect – 51%), Teck Bee Mining (Direct - nil; Indirect - 90.29%), Tirta (Direct -nil; Indirect – 67.04%), Amanvest (Direct - nil; Indirect – 100%), LCB (Direct - 0.21%; Indirect - 32.56%) and Umatrac (Direct - nil; Indirect – 100%)*

d *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 20%; Indirect – nil), Araniaga (Direct - nil; Indirect – 51%), Teck Bee Mining (Direct - nil; Indirect - 90.29%), Tirta (Direct -nil; Indirect – 67.04%), Amanvest (Direct - nil; Indirect – 100%), LCB (Direct - nil; Indirect - 32.56%) and Umatrac (Direct - nil; Indirect – 100%)*

e *Deemed interested by virtue of Section 6A of the Cos Act held via Araniaga (Direct - 51%; Indirect –nil), Teck Bee Mining (Direct - 90.29%; Indirect - nil), Tirta (Direct -nil; Indirect – 67.04%), Amanvest (Direct - nil; Indirect – 100%), LCB (Direct - 8.66%; Indirect - 23.90%) and Umatrac (Direct - nil; Indirect – 100%)*

f *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 19.17%; Indirect – nil), Araniaga (Direct - nil; Indirect – 100%),), Teck Bee Mining (Direct - nil; Indirect - 90.29%), Tirta (Direct - nil; Indirect – 67.04%), Amanvest (Direct - nil; Indirect – 100%), LCB (Direct - nil; Indirect - 34.42%) and Umatrac (Direct - nil; Indirect – 100%)*

g *Deemed interested by virtue of Section 6A of the Cos Act held via Tirta (Direct - 51.31%; Indirect – 15.64%), Amanvest (Direct - 100%; Indirect – nil), LCB (Direct - nil; Indirect - 23.90%) and Umatrac (Direct - nil; Indirect – 100%)*

h *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 23.90%; Indirect -nil) and Umatrac (Direct - nil; Indirect – 100%)*

i *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - nil; Indirect – 20.19%) and Umatrac (Direct - nil; Indirect – 100 %).*

j *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - nil; Indirect – 100%)*

k *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - nil; Indirect – 19.79%) and Umatrac (Direct - 100%; Indirect – nil)*

l *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 19.01%; Indirect - nil)*

m *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - nil; Indirect – 20.19%) and Umatrac (Direct - nil; Indirect – 100%)*

The Interested Substantial Shareholders do not consider themselves independent of the Proposed AMB Scheme due to the following:

i) TSWC is the Chairman of AMB, the Chairman and Managing Director of LCB and Silverstone and a Director of ACB. He is also a substantial shareholder of ACB (Direct - nil; Indirect - 36.97%), LCB (Direct - 0.10%; Indirect - 57.32%), LLB (Direct - Negligible; Indirect - 57.65%) and Silverstone (Direct - nil; Indirect - 73.45%).

ii) DAC is a Director of AMB and LCB and the Managing Director of LLB. He is also a substantial shareholder of ACB (Direct - 0.03%; Indirect - 35.70%), LCB (Direct - 0.15%; Indirect - 35.40%), LLB (Direct - 0.10%; Indirect - 55.47%) and Silverstone (Direct - 0.77%; Indirect - 73.12%).

iii) Lancaster, Utara Enterprise, WCSB, Lion Realty Pte Ltd, LHSB, Happyvest, Amanvest and LTAT are also substantial shareholders of ACB, LCB and LLB as follows:

Company	Interests in ACB as at 25 November 2002		Interests in LCB as at 25 November 2002		Interests in LLB as at 25 November 2002	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
Lancaster	0.75	35.36	-	32.56	1.94	54.02
Utara Enterprise	-	35.36	-	32.56	-	54.02

Company	Interests in ACB as at 25 November 2002		Interests in LCB as at 25 November 2002		Interests in LLB as at 25 November 2002	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
WCSB	0.60	35.36	0.21	32.56	**	54.02
Lion Realty Pte Ltd	-	35.56	-	34.42	-	55.45
LHSB	**	35.36	8.66	23.90	2.10	51.92
Happyvest	0.05	35.29	-	23.90	-	51.91
Amanvest	1.03	29.80	23.90	-	1.40	50.48
LTAT	21.00	-	-	20.19	2.93	50.56

Note :
** *Negligible*

iv) Umatrac, Timuriang and ACB are also substantial shareholders of LCB and LLB as follows:

Company	Interests in LCB as at 25 November 2002		Interests in LLB as at 25 November 2002	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
Umatrac	19.01	-	50.02	0.46
Timuriang	-	19.79	-	50.48
ACB	-	20.19	0.17	50.31

v) LCB is a substantial shareholder of ACB (Direct - 19.35%; Indirect - 10.01%) and LLB (Direct - Negligible; Indirect - 50.48%).

The following persons connected with the Interested Substantial Shareholders (as defined under Section 122A of the Cos Act) do not consider themselves independent of the Proposed AMB Scheme due to the following:

i) Puan Sri Chan Chau Ha is the spouse of TSWC;
ii) Cheng Theng Kee is the brother of TSWC and father of DAC
iii) Chen Shok Ching is the mother of DAC;
iv) Cheng Chai Hai is the sister of TSWC;
v) Datin Ng Seok Kuan is the spouse of DAC;
vi) TSWC and DAC have substantial interests in Araniaga, Teck Bee Mining and Tirta as follows:

	TSWC's interest as at 25 November 2002		DAC's interest as at 25 November 2002	
	Direct (%)	Indirect (%)	Direct (%)	Indirect (%)
Araniaga	-	100.00	-	100.00
Teck Bee Mining	5.59	90.29	-	90.29
Tirta	-	79.00	-	70.64

vii) TSWC has a substantial interest in LHPL (Direct – nil; Indirect – 58.80%); and
viii) DAC has a substantial interest in Sin Seng (Direct – 20%; Indirect – nil).

As at 25 November 2002, the shareholdings of the persons connected with the Interested Substantial Shareholders and having interest in AMB Shares are as follows:

Persons connected with Interested Substantial Shareholders	Direct		Indirect	
	No. of AMB Shares	%	No. of AMB Shares	%
Araniaga	3,224	0.002	-	-
Teck Bee Mining	5,000	0.003	-	-
Tirta	2,034,340	1.38	-	-

Persons connected with Interested Substantial Shareholders	Direct		Indirect	
	No. of AMB Shares	%	No. of AMB Shares	%
LHPL	18,000	0.01	-	-
Puan Sri Chan Chau Ha	153,075	0.10	18,000 [a]	0.01
Cheng Theng Kee	100,000	0.07	-	-
Chen Shok Ching	116,950	0.08	-	-
Cheng Chai Hai	5,000	0.003	-	-
Datin Ng Seok Kuan	9,775	0.007	-	-
Sin Seng	14,100	0.01	-	-

Note:

(Direct; Indirect) - represents the direct and indirect interest held.

a   *Deemed interested by virtue of Section 6A of the Cos Act held via LHPL (Direct - 58.80%; Indirect – nil).*

The Interested Substantial Shareholders and persons connected with them (as defined under Section 122A of the Cos Act) and having interest in AMB Shares, have agreed to abstain from voting in respect of their direct and indirect shareholdings in relation to the Proposed AMB Scheme at the forthcoming EGM.

Save as disclose above, none of the other Directors and substantial shareholders of AMB and persons connected with them (as defined under Section 122A of the Cos Act) have any direct and/or indirect interest in the Proposed AMB Scheme.

13. OTHER MATTERS

13.1 Other intended corporate exercises which have been announced but not yet completed

Save as disclose below and the Proposed AMB Scheme, the Proposed Amendments and the Proposed Change of Name, there are no other intended corporate exercise which have been announced but not yet completed prior to the printing of this Circular:

i) Proposed offer for sale by AMB Venture Sdn Bhd ("AMBV"), a wholly-owned subsidiary of AMB, of up to 37,255,682 ordinary shares of SGD0.25 each in Lion Asiapac Limited ("LAP") ("LAP Shares") together with 37,255,682 free detachable LAP warrants ("LAP Warrants") to the shareholders of LAP (apart from Amalgamated Containers Berhad Group and other parties deemed connected to AMBV) and/or the public in Singapore at an offer price of not less than SGD0.25 for each LAP Share (equivalent to approximately RM0.54 for each LAP Share) with 1 free detachable LAP Warrant attached. The aforesaid proposal may be implemented at any time before the end of 3½ years from the issue date of the LAP Shares and LAP Warrants on 29 November 2002; and

ii) Proposed disposal of the entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") by Angkasa Transport Equipment Sdn Bhd on behalf of Range Grove Sdn Bhd, a wholly-owned subsidiary of AMB, to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46 based on the exchange rate of RM0.46 to Rmb1 as at 2 August 2002) ("Proposed Disposal of Wuhan Fortune") and the proposed settlement of inter-company advances from ATE to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) ("Advances") for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring and the waiver of interest on the Advances amounting to Rmb70.82 million (equivalent to approximately RM32.51 million) ("Proposed Settlement"). The Proposed Disposal of Wuhan Fortune is expected to be completed by 31 March 2003 whilst the Proposed Settlement is expected to be completed by August 2007.

13.2 Loss making operations of the AMB Group

For the FYE 30 June 2002, it is noted that numerous subsidiary and associated companies of AMB had recorded losses as follows:

Name of Subsidiary Companies	Country of Incorporation	Equity Interest (%)	LBT for FYE 30.6.02 (RM'000)
Lion Suzuki Motor	Malaysia	100	(5,836)
Nanjing Jingyi Casting Co Ltd	PRC	60	(1,391)
Wuxi Top Absorber Co Ltd	PRC	55	(3,150)
Dong Feng Lion Tyre Co Ltd	PRC	55	(48,829)
S.I.T Corporate Learning Centre Sdn Bhd	Malaysia	100	(225)
Hamba Research & Development Co Ltd	Taiwan	98	(518)
			(59,949)

Name of Associated Companies			
Nanjing Jincheng Machinery Co Ltd	PRC	47.7	(21,119)
Hunan Changfa Automobile Engine Co Ltd	PRC	50	(3,313)
SAM	Malaysia	49	(10,326)
LSM	Malaysia	49	(2,036)
			(36,794)

Your Board has initiated steps to restructure the operations and management of some of these loss making operations in order to nurture these companies back to profitability. The steps taken and will be taken by AMB shall include, amongst others, the following:

i) Strengthening of key management personnel in respect of operational improvement;
ii) Implementation of stricter control mechanism to monitor operational costs and efficiencies;
iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and
iv) Close monitoring of the progress of the loss making companies, including the regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercise and remedy actions required.

In view of the cash constraint faced by the AMB Group, no cash flow from AMB and/or its other subsidiary companies has been earmarked to support the operations of these currently loss making companies during the turn around period. Similarly, it is envisaged that neither AMB nor any of its other subsidiary companies shall provide any form of financial assistance to the loss making companies.

In any event, the cash required to turn around these loss making companies will be funded *via* internally generated cash flows or new credit arrangement with its suppliers. Barring unforeseen circumstances, your Board forecasts that the cash flows required to turn around AMB's loss making operations would not be material.

13.3 Items of Concern

Pursuant to the Proposed GWRS, a legal due diligence review conducted on the Lion Group (including the AMB Group) has revealed a number of Items of Concern in the PRC, such as the transfer of land use rights and property ownership rights by the other joint-venture parties in the PRC ("PRC Party") to the joint-venture companies.

The resolution of the Items of Concern have been incorporated as a condition precedent to completion of the Proposed Acquisition of Silverstone, as Shares of AMB (which is the holding company of the PRC companies which are the subject matter of the Items of Concern) are proposed to be issued as consideration to the vendors of Silverstone.

Further, the SC has, *vide* its letter dated 9 July 2002 approving the Proposed AMB Scheme, imposed a condition that the Items of Concern must be resolved prior to the implementation of the Proposed GWRS. However, the SC has subsequently waived the aforesaid requirement *vide* its letter dated 1 October 2002 following an appeal submitted by AMB. In compliance with the SC's condition for the said waiver, an undertaking has been furnished by AMB pursuant to the supplemental share sale agreement dated 7 January 2002 in favour of ACB, Umatrac, Posim, Limpahjaya and LCB ("Affected Parties") whereby AMB shall indemnify the Affected Parties of all costs and losses incurred as a result of the Items of Concern not being resolved prior to the implementation of the Proposed AMB Scheme. Further details of the aforesaid undertaking are set out in Section 5.2.5 of this Circular.

Your Board will endeavour to take all necessary steps to resolve the aforesaid Items of Concern as soon as possible. A summary of the Items of Concern and the steps which have been/will be taken by your Board to resolve the Items of Concern is set out in Appendix XVIII.

13.4 Proposed Increase in Authorised Share Capital, Proposed Amendments and Proposed Change of Name

13.4.1 Proposed Increase in Authorised Share Capital

Pursuant to the Proposed Debt Restructuring Exercise for the AMB Group (as set out in Section 6 of this Circular), approximately up to 32.24 million RCCPS of RM0.01 each are proposed to be issued to the AMB Scheme Creditors to part settle the Adjusted Applicable Debts owing to the AMB Scheme Creditors.

In order to facilitate the issuance of RCCPS, your Board has proposed to increase the authorised share capital of AMB from RM150,000,000 divided into 150,000,000 ordinary shares of RM1.00 each (after the Proposed Capital Reconstruction for AMB) to RM500,000,000 divided into 499,650,000 ordinary shares of RM1.00 each and 35,000,000 RCCPS of RM0.01 each by the creation of 349,650,000 ordinary shares of RM1.00 each and 35,000,000 RCCPS of RM0.01 each.

The Proposed Increase in Authorised Share Capital is subject to approval of the shareholders of AMB to be obtained at the forthcoming EGM.

13.4.2 Proposed Amendments

Section 66(1) of the Companies Act, 1965 provides that no company shall allot any preference shares or convert any issued shares into preference shares unless such allotment or conversion has been set out in the company's memorandum or articles of association. The rights of the holders of the preference shares with respect to repayment of capital, participation in surplus assets and profits, cumulative or non-cumulative dividends, voting, and priority of payment of capital and dividend in relation to other shares or other classes of preference shares shall also be set out in the memorandum or articles of association.

In view of the foregoing, your Board has proposed to amend the Articles of Association to give effect to the issuance of RCCPS as proposed under the Proposed AMB Scheme. Details of the Proposed Amendments are set out in Appendix XIX of this Circular.

The Proposed Amendments are subject to approval of the shareholders of AMB to be obtained at the forthcoming EGM.

13.4.3 Proposed Change of Name

Upon completion of the Proposed Corporate Restructuring Exercise, the AMB Group would principally focus on, *inter alia*, the manufacture and distribution of tyres *via* the Silverstone Group. Accordingly, your Board has proposed to change the name of the Company from AMB to Silverstone Corporation Berhad to better reflect the activities of the Group.

The Proposed Change of Name was approved by the CCM on 24 May 2002, 24 August 2002 and 23 November 2002 and is further subject to the following:

i) the approval of the shareholders of AMB being obtained at the forthcoming EGM; and
ii) the issuance of the Certificate of Incorporation on Change of Name by the CCM.

14. INDEPENDENT ADVICE

Certain proposals within the Proposed AMB Scheme (namely the Proposed Acquisition of Silverstone, Proposed Divestment of Avenel and proposed settlement of the Inter-PLC Debts between the AMB Group and other PLC Group within the Lion Group) are related party transactions. In compliance with the requirements of Chapter 10 of the Listing Requirements of the KLSE, Ernst & Young Corporate Finance has been appointed by AMB as the Independent Adviser to advise the Independent Directors and minority shareholders of AMB on the fairness and reasonableness of the terms and conditions of the Related-Party Proposals.

Ernst & Young Corporate Finance has confirmed to the KLSE and the SC *vide* its letters dated 13 July 2000, that it has met the requirements of the Listing Requirements of the KLSE to act as the Independent Adviser to the Independent Directors and minority shareholders of AMB. The appointment of Ernst & Young Corporate Finance was approved by the KLSE on 25 September 2000.

The Independent Advice Circular from Ernst & Young Corporate Finance will be despatched to shareholders in due course. Shareholders are advised to read both this Circular and the Independent Advice Circular carefully prior to voting on the resolutions pertaining to the Proposed AMB Scheme (which includes the Related-Party Proposals) to be tabled at the forthcoming EGM.

KPMG has been appointed as the Independent Financial Adviser to the AMB Group FI Lenders and KPMG's evaluation was despatched to AMB Group FI Lenders on 20 August 2002 prior to the Court-Convened Meetings.

15. BOARD'S RECOMMENDATION

Having considered the financial position of the AMB Group, your Board is of the view that the Proposed AMB Scheme is in the best interest of the Company and would allow the AMB Group to recognise and address the positions of the AMB Scheme Creditors and with the resources available, repay the AMB Scheme Creditors in an orderly manner and enable the AMB Scheme Companies to continue operations on a going-concern basis. The Proposed AMB Scheme also recognises and addresses the Inter-PLC Debts owing to the AMB Scheme Companies by other companies within the Lion Group and owing by the AMB Scheme Companies to other companies within the Lion Group. In view of the foregoing, your Board is of the view that the Proposed AMB Scheme represents an equitable solution for all stakeholders including the shareholders.

Accordingly, your Board (apart from TSWC, Phang Wai Yeen, Ngan Yow Chong and DAC) recommends that you vote in favour of the resolutions pertaining to the Proposed AMB Scheme at the forthcoming EGM.

In addition, your Board is of the view that the Proposed Increase in Authorised Share Capital, Proposed Amendments and Proposed Change of Name are in the best interest of the Company. Accordingly, your Board recommends that you vote in favour of the resolutions pertaining to the Proposed Increase in Authorised Share Capital, Proposed Amendments and Proposed Change of Name at the forthcoming EGM.

16. EGM

The EGM, the notice of which is enclosed in this Circular, will be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003 at 9.30 a.m., to consider and if thought fit, to pass the resolutions to give effect to the Proposals.

If you are unable to attend and vote in person at the EGM, please complete, sign and return the Form of Proxy which is enclosed, in accordance with the instructions printed therein as soon as possible and in any event so as to arrive at AMB's Registered Office at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than 48 hours before the time appointed for the EGM.

The completion and return of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

17. FURTHER INFORMATION

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully,
For and on behalf of the Board
ANGKASA MARKETING BERHAD

Tan Sri Dato' Jaffar bin Abdul
Independent Director

INFORMATION ON AMB

1. HISTORY AND BUSINESS

AMB was incorporated in Malaysia on 25 August 1978 as Angkasa Marketing Sdn Bhd under the Cos Act. It was converted into a public company and adopted its current name on 23 August 1990. AMB was listed on the Main Board of the KLSE on 25 July 1991.

The principal activity of the Company is investment holding. Its subsidiary and associated companies are principally involved in activities related to the manufacturing and distribution of automotive, motorcycle and related component parts, which are located in Malaysia, Singapore and the PRC.

Upon completion of the Proposed Corporate Restructuring Exercise, the AMB Group would principally focus on the manufacture and distribution of tyres, rubber compound and other related products *via* the Silverstone Group and sale and distribution of "Suzuki" motorcycles and motor vehicles and assembly of "Suzuki" motorcycles *via* the Suzuki group of companies (encompasses Lion Suzuki Motor, LSM and SAM) in Malaysia, further details of which are set out below:

	LSM and SAM	Lion Suzuki Motor
Principal activities	SAM is principally engaged in the assembly of "Suzuki" motorcycles, which are predominantly sold to LSM for sale and distribution in Malaysia	Sale and distribution of "Suzuki" motor vehicles
Location of plants	1412 Plot 281 Prai Industrial Complex 13600 Prai	Lot 38, Mukim Padang Meha 09400 Padang Serai
Size of plants		
- **Land area**	10 acres	200 acres
- **Factory built-up area**	436,254 sq. ft.	80 acres
Number of lines and shifts	1 assembly line and one 8-hour shift	4 production lines and one 8-hour shift
Output for FYE 2002	2,000 units per month	2,000 units per month
Maximum production capacity for FYE 2002	2,440 units per month	4,000 units per month
Principal products	- 110cc Underbone 2 stroke engine - 120cc Underbone 2 stroke engine - 100cc Scooter 2 stroke engine - 125cc Scooter 4 stroke engine - 125cc Sport Model 4 stroke engine - 150cc Sport Model 4 stroke engine - 110cc Underbone 4 stroke engine	- Grand Vitara 1.6L - Grand Vitara 2.0L - Suzuki Liana 1.6L - Suzuki Era Recreational Van

	LSM and SAM	Lion Suzuki Motor
Market for products	85% of the "Suzuki" motorcycles assembled by SAM are sold to LSM, which are distributed by LSM through a network of 206 multi-brand dealers throughout Malaysia	All motor vehicles are distributed by Lion Suzuki Motor through 5 sales outlet, 28 multi-brand dealers and 3 exclusive dealers throughout Malaysia
% of sales broken down into domestic and foreign for the FYE 2002	Domestic – 85% Export – 15% mainly to Indonesia	100% for domestic market
Number of employees as at 25 November 2002	198	108

Details of the Silverstone Group's tyre manufacturing business are set out in Appendix II.

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of AMB are as follows:

	No. of ordinary shares	Par Value (RM)	Total (RM)
Authorised	500,000,000	1.00	500,000,000
Issued and fully paid-up	147,451,096	1.00	147,451,096

Details of the changes in AMB's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
25.08.1978	2	1.00	Subscribers' shares	2
15.01.1979	99,998	1.00	Cash	100,000
20.02.1982	1,900,000	1.00	Cash	2,000,000
30.06.1984	8,000,000	1.00	Cash	10,000,000
31.05.1991	23,836,000	1.00	Rights issue of 2.3836 for 1 at par	33,836,000
31.05.1991	39,865,048	1.00	Consideration for acquisition of subsidiary companies at par	73,701,048
22.05.1995	73,701,048	1.00	Rights issue of 1 for 1 at RM2.00 per share	147,402,096
12.01.1996	1,000	1.00	Exercise of ESOS at RM2.55 per share	147,403,096
09.04.1996	14,000	1.00	Exercise of ESOS at RM2.55 per share	147,417,096
06.05.1996	7,000	1.00	Exercise of ESOS at RM2.55 per share	147,424,096
22.05.1996	3,000	1.00	Exercise of ESOS at RM2.55 per share	147,427,096
17.06.1996	1,000	1.00	Exercise of ESOS at RM2.55 per share	147,428,096
28.08.1996	6,000	1.00	Exercise of ESOS at RM2.55 per share	147,434,096

Date of allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
09.12.1996	1,000	1.00	Exercise of ESOS at RM2.55 per share	147,435,096
10.01.1997	3,000	1.00	Exercise of ESOS at RM2.55 per share	147,438,096
21.01.1997	6,000	1.00	Exercise of ESOS at RM2.55 per share	147,444,096
31.01.1997	1,000	1.00	Exercise of ESOS at RM2.55 per share	147,445,096
25.02.1997	1,000	1.00	Exercise of ESOS at RM2.55 per share	147,446,096
07.03.1997	4,000	1.00	Exercise of ESOS at RM2.55 per share	147,450,096
26.03.1997	1,000	1.00	Exercise of ESOS at RM2.55 per share	147,451,096

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Substantial Shareholders, the substantial shareholders of AMB as at 25 November 2002 are as follows:

	<----------------Shareholding---------------->				Place of
Substantial shareholder	Direct	%	Indirect	%	incorporation / Nationality
LTAT	6,218,380	4.22	85,523,496 [a]	58.00	Malaysia
DAC	205,650	0.14	87,799,350 [b]	59.54	Singaporean
TSWC	20,000	0.01	87,892,150 [c]	59.61	Malaysian
WCSB	88,900	0.06	87,785,250 [d]	59.54	Malaysia
Lancaster	-	-	87,785,250 [e]	59.54	Hong Kong SAR
Utara Enterprise Sdn Bhd	-	-	87,785,250 [e]	59.54	Malaysia
LRPL	-	-	87,785,250 [f]	59.54	Singapore
LHSB	2,600	0.002	87,782,650 [g]	59.53	Malaysia
Happyvest	-	-	87,774,426 [h]	59.53	Malaysia
Amanvest	216,590	0.15	85,523,496 [i]	58.00	Malaysia
LCB	9,000	0.006	85,514,496 [j]	57.99	Malaysia
Mirzan bin Mahathir	-	-	85,523,496 [k]	58.00	Malaysian
Peringkat Prestasi (M) Sdn Bhd	-	-	85,523,496 [l]	58.00	Malaysia
ACB	-	-	85,523,496 [m]	58.00	Malaysia
Timuriang Sdn Bhd	-	-	85,523,496 [n]	58.00	Malaysia
Umatrac	85,514,496	57.99	9,000 [o]	0.006	Malaysia

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - Nil; Indirect – 20.19%) and Umatrac (Direct - Nil; Indirect – 100 %)*

b *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 0.83%; Indirect – 19.17%), Araniaga (Direct - Nil; Indirect – 100%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), Tirta (Direct - Nil; Indirect – 70.64%), Amanvest (Direct - Nil; Indirect – 100%), LCB (Direct - 0.15 %; Indirect - 35.40%), Umatrac (Direct - Nil; Indirect – 100%) and Sin Seng (Direct - 20%; Indirect - Nil)*

c *Deemed interested by virtue of Section 6A of the Cos Act held via WCSB (Direct - 99.99%; Indirect - 0.01%), LHSB (Direct - Nil; Indirect – 80%), Araniaga (Direct - Nil; Indirect – 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Tirta (Direct - Nil; Indirect – 79%), Amanvest (Direct - Nil; Indirect - 100%), LCB (Direct - 0.1%; Indirect - 57.32%), Umatrac (Direct - Nil; Indirect – 100%) and LHPL (Direct - Nil; Indirect – 58.80%)*

d *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 40%; Indirect – 20%), Araniaga (Direct - Nil; Indirect – 51%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), Tirta (Direct -Nil; Indirect – 67.04%), Amanvest (Direct - Nil; Indirect – 100%), LCB (Direct - 0.21%; Indirect - 32.56%) and Umatrac (Direct - Nil; Indirect – 100%)*

e *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 20%; Indirect – Nil), Araniaga (Direct - Nil; Indirect – 51%), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), Tirta (Direct - Nil; Indirect – 67.04%), Amanvest (Direct - Nil; Indirect – 100%), LCB (Direct - Nil; Indirect - 32.56%) and Umatrac (Direct - Nil; Indirect – 100%)*

f *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 19.17%; Indirect – Nil), Araniaga (Direct - Nil; Indirect – 100%),), Teck Bee Mining (Direct - Nil; Indirect - 90.29%), Tirta (Direct - Nil; Indirect – 67.04%), Amanvest (Direct - Nil; Indirect – 100%), LCB (Direct - Nil; Indirect - 34.42%) and Umatrac (Direct - Nil; Indirect – 100%)*

g *Deemed interested by virtue of Section 6A of the Cos Act held via Araniaga (Direct - 51%; Indirect –Nil), Teck Bee Mining (Direct - 90.29%; Indirect - Nil), Tirta (Direct -Nil; Indirect – 67.04%), Amanvest (Direct - Nil; Indirect – 100%), LCB (Direct - 8.66%; Indirect - 23.90%) and Umatrac (Direct - Nil; Indirect – 100%)*

h *Deemed interested by virtue of Section 6A of the Cos Act held via Tirta (Direct - 51.31%; Indirect – 15.64%), Amanvest (Direct - 100%; Indirect – Nil), LCB (Direct - Nil; Indirect – 23.90%) and Umatrac (Direct - Nil; Indirect – 100%)*

i *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct – 23.90%; Indirect -Nil) and Umatrac (Direct - Nil; Indirect – 100%)*

j *Deemed interested by virtue of Section 6A of the Cos Act held via Umatrac (Direct - Nil; Indirect – 100%)*

k *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - Nil; Indirect - 15.80%) and Umatrac (Direct - Nil; Indirect – 100%)*

l *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 15.80%; Indirect-Nil) and Umatrac (Direct - Nil; Indirect – 100%)*

m *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - Nil; Indirect – 20.19%) and Umatrac (Direct - Nil; Indirect – 100 %)*

n *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - Nil; Indirect – 19.79%) and Umatrac (Direct - 100%; Indirect – Nil)*

o *Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 19.01%; Indirect – Nil)*

4. BOARD OF DIRECTORS

The Board of Directors of AMB and their respective shareholdings in AMB as at 25 November 2002 are as follows:

	<———	Shareholding	———>			
Name	**Direct**	**%**	**Indirect**	**%**	**Designation**	**Nationality**
TSWC	20,000	0.01	87,892,150[a]	59.61	Chairman	Malaysian
Phang Wai Yeen	-	-	-	-	Managing Director	Malaysian
Ngan Yow Chong	-	-	-	-	Executive Director	Malaysian
Tan Sri Dato' Jaffar Bin Abdul	-	-	-	-	Director	Malaysian
DAC	205,650	0.14	87,799,350[b]	59.54	Director	Singaporean
Dato' Haji Hashim Bin Saad	-	-	-	-	Director	Malaysian
Eow Kwan Hoong	-	-	-	-	Director	Malaysian

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a *Deemed interested by virtue of Section 6A of the Cos Act held via WCSB (Direct - 99.99%; Indirect - 0.01%), LHSB (Direct - Nil; Indirect - 80%), Araniaga (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct –5.59%; Indirect – 90.29%), Tirta (Direct - Nil; Indirect - 79%), Amanvest (Direct - Nil; Indirect - 100%), LCB (Direct-0.1%; Indirect - 57.32%), Umatrac (Direct – Nil; Indirect - 100%) and LHPL (Direct – Nil; Indirect- 58.80%).*

b *Deemed interested by virtue of Section 6A of the Cos Act held via LHSB (Direct - 0.83%; Indirect - 19.17%), Araniaga (Direct - Nil; Indirect - 100%), Teck Bee Mining (Direct - Nil; Indirect – 90.29%), Tirta (Direct - Nil; Indirect – 70.64%), Amanvest (Direct - Nil; Indirect - 100%), LCB (Direct - 0.15%; Indirect - 35.40%), Umatrac (Direct - Nil; Indirect - 100%) and Sin Seng (Direct - 20%; Indirect – Nil).*

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary and associated companies of AMB as at 25 November 2002 are as follows:

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiary companies of AMB				
AMB Venture Sdn Bhd	12.02.1986 Malaysia	300,000	100	Investment holding
AMB Harta (L) Limited	23.04.2002 Malaysia	USD1	100	Treasury business
AMB Harta (M) Sdn Bhd *(formerly known as Jaring Gemilang Sdn Bhd)*	20.03.2002 Malaysia	2	100	Managing of debts novated from AMB and certain of its subsidiaries to AMB Harta (M) Sdn Bhd pursuant to a debt restructuring exercise undertaken by AMB and certain of its subsidiaries
Hamba Research & Development Co Ltd	27.11.1996 Taiwan	NT$10,000,000	98	Research and development
Innovasi Istimewa Sdn Bhd	17.07.1995 Malaysia	4,150,002	100	Investment holding
Innovasi Selaras Sdn Bhd	17.07.1995 Malaysia	3,160,002	100	Investment holding
Lion Suzuki Motor	24.08.1973 Malaysia	5,401,000	100	Sale and distribution of "Suzuki" motor vehicles
S.I.T Corporate Learning Centre Sdn Bhd	14.03.1985 Malaysia	60,002	100	Provision of training services

INFORMATION ON AMB

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiary companies of AMB Venture Sdn Bhd				
AMB Aerovest Limited	15.04.1993 British Virgin Islands	USD9,818,183	100	Investment holding
AMB Automobile Pte Ltd	14.12.2000 Singapore	SGD2	100	Dormant
AMB Engineering Pte Ltd	16.12.2000 Singapore	SGD2	100	Dormant
AMB Fortune Holdings Pte Ltd	16.12.2000 Singapore	SGD2	100	Dormant
Chrome Marketing Sdn Bhd	07.03.1997 Malaysia	5,000	100	Investment holding
Lion Tyre Venture Sdn Bhd	10.01.1985 Malaysia	75,000	100	Investment holding
Range Grove Sdn Bhd	26.05.1983 Malaysia	30,000	100	Investment holding
Seintasi Sdn Bhd	19.04.2001 Malaysia	2	100	Investment holding
Silverstone Tyre (S) Pte Ltd	19.05.1993 Singapore	SGD31,750,100	80	Investment holding
Willet Investment Pte Ltd	15.10.1992 Singapore	SGD45,954,450	70	Investment holding
Subsidiary company of Innovasi Istimewa Sdn Bhd				
Nanjing Jingyi Casting Co Ltd	25.12.1995 PRC	USD11,250,000	60	Manufacture of motorcycle cast iron parts
Subsidiary companies of Innovasi Selaras Sdn Bhd				
Wuxi Top Absorber Co Ltd	22.12.1995 PRC	USD12,000,000	55	Manufacture of motorcycle absorbers
Wuxi Puhua Electroplating Co Ltd	19.06.1997 PRC	USD1,750,000	70 [a]	Electroplating of motorcycle absorbers

INFORMATION ON AMB

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiary company of Range Grove Sdn Bhd				
Wuhan Fortune Motor Co Ltd	19.09.1994 PRC	USD12,000,000	50	Manufacture of light trucks and buses
Subsidiary company of Silverstone Tyre (S) Pte Ltd				
Lion Rubber Industries Pte Ltd	07.10.1993 Singapore	SGD10,000,000	70	Investment holding
Subsidiary company of Lion Rubber Industries Pte Ltd				
Dong Feng Lion Tyre Co Ltd	09.12.1993 PRC	Rmb450,251,668	55	Manufacture and sale of tyres
Associated companies of AMB				
Avenel	12.06.1984 Malaysia	100,000,000	20	Investment holding
LSM	17.05.1985 Malaysia	3,001,000	49	Sale and distribution of "Suzuki" motorcycles
SAM	13.07.1971 Malaysia	26,261,368	49	Assembly of "Suzuki" motorcycles
Associated company of Lion Tyre Venture Sdn Bhd				
Hunan Changfa Automobile Engine Co Ltd	29.03.1996 PRC	Rmb239,794,655	50	Manufacture of automotive engine
Associated company of Chrome Marketing Sdn Bhd				
Jiangxi Fuqi Motor Co Ltd	04.07.1996 PRC	USD20,000,000	50	Assembly and sale of 4-wheel drive vehicles and related components

INFORMATION ON AMB

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Associated company of AMB Venture Sdn Bhd				
Lion Asia Investment Pte Ltd	06.09.1990 Singapore	SGD33,000,000	20	Investment holding
Associated company of Innovasi Istimewa Sdn Bhd				
Tianjin Zhaoxia Motorcycle Technical Development Co Ltd	18.03.1997 PRC	Rmb18,000,000	40	Research and development
Associated company of Willet Investment Pte Ltd				
Nanjing Jincheng Machinery Co Ltd	18.03.1994 PRC	USD118,000,000	38.64 9.09 [b]	Manufacture of motorcycles

Note:

a *Held via Innovasi Selaras Sdn Bhd (30%) and Wuxi Top Absorber Co Ltd (40%).*
b *Held via AMB Aerovest Limited*

6. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of AMB for the five FYE 30 June 2002 and the unaudited results for the quarter ended 30 September 2002 are summarised as follows:

FYE 30 June	<------- Audited				------->	Unaudited quarter ended 30.09.02
	1998	1999	2000	2001	2002	
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Turnover	1,803,789	1,287,152	1,292,850	1,296,413	739,565	113,764
Loss before exceptional items	(26,135)	(100,060)	(130,881)	(135,087)	(116,554)	(17,226)
Exceptional items	(100,390)	32,728	-	(100,900)	(126,800)	-
	(126,525)	(67,332)	(130,881)	(235,987)	(243,354)	(17,226)
Share of results in associated companies	-	25,519	(20,551)	14,657	(17,422)	(3,428)
LBT	(126,525)	(41,813)	(151,432)	(221,330)	(260,776)	(20,654)
Taxation	7,037	16,781	3,656	(3,889)	234	(79)
LAT	(119,488)	(25,032)	(147,776)	(225,219)	(260,542)	(20,733)
MI	9,881	24,968	41,528	27,066	39,274	2,767
LAT and MI	(109,607)	(64)	(106,248)	(198,153)	(221,268)	(17,966)
Shareholders' funds	401,459	364,076	231,941	47,929	(191,004)	(207,958)
Total borrowings	1,290,909	1,169,339	1,114,063	1,072,534	1,056,718	1,042,532
Weighted average number of shares in issue ('000)	147,451	147,451	147,451	147,451	147,451	147,451
Net LPS (sen)	(74)	- #	(72)	(134)	(150)	(49)*
Gross dividend per share (%)	1.0	0.1	0.1	0.1	-	-

Notes:

The LPS is less than 1 sen per AMB Share.

* *Annualised.*

1. *There were no extraordinary items reported in the financial years and financial period under review.*

2. *For the FYE 30 June 1999, the AMB Group recorded a decrease in turnover by RM516.6 million or 28.6% to RM1,287.2 million. The 28.6% drop in turnover was attributable to lower sales recorded for AMB's motor and steel divisions as a result of persistently weak market demand. LBT before MI for the AMB Group was, however, lower at RM41.8 million after accounting for an exceptional gain of RM32.7 million, details of which are set out in Note 7 below.*

   The positive tax amount of RM16.8 million recorded for the FYE 30 June 1999 was due mainly to recovery of tax deducted at source on dividend received from AMB's subsidiary companies and over provision in the prior years amounting to RM18.3 million netted off against tax provision from certain profitable subsidiary and associated companies amounting to RM1.5 million.

3. *For the FYE 30 June 2000, the AMB Group recorded a higher turnover of RM1,292.9 million. The AMB Group, however, recorded a LBT before MI of RM151.4 million due to substantial losses recorded by the motor and tyre divisions within the AMB Group. These divisions reported higher cost of goods sold as a result of the appreciation of the Japanese Yen against the RM during the year.*

   The positive tax amount of RM3.7 million recorded for the FYE 30 June 2000 was due mainly to recovery of tax deducted at source on dividend received from AMB's subsidiary companies of RM9.0 million netted off against tax provision from certain profitable subsidiary and associated companies amounting to RM5.3 million.

4. *For the FYE 30 June 2001, the AMB Group recorded a turnover of RM1,296.4 million or 0.3% lower as the operating environment for the steel trading division remained difficult with lower demand and rampant price undercutting. The motor and tyre divisions of the AMB Group also recorded lower revenue arising from the contraction in consumer spending. The AMB Group has provided RM100.9 million for losses arising from the Proposed AMB Scheme, which resulted in the AMB Group recording a LBT before MI of RM221.3 million.*

   Although the Group incurred a loss in the FYE 30 June 2001, it has a tax charge arising primarily on certain profitable subsidiary and associated companies, which far tax purposes cannot be offset against losses from other companies within the AMB Group.

5. *After the cessation of the steel trading business with effect from 1 October 2001, the AMB Group recorded a lower turnover of RM739.6 million for the FYE 30 June 2002. LAT and MI was correspondingly higher after incorporating the one-off provision for doubtful and obsolete inventories totalling RM20.2 million made by AMB's associated company, Nanjing Jincheng Machinery Co Ltd. The AMB Group also ceased to equity account for the results of Anhui Jianghuai Automotive Chassis Co Ltd ("AJ Auto") as AMB's equity interest was reduced from 24.5% to 15.98% after the listing of AJ Auto in the PRC. In addition, the AMB Group provided for an exceptional loss of RM126.8 million, details of which are set out in Note 7 below.*

   The positive tax amount of RM0.2 million recorded for the FYE 30 June 2002 was due mainly to recovery of tax deducted at source on dividend received from AMB's subsidiary companies of RM1.7 million netted off against tax provision from certain profitable subsidiary and associated companies amounting to RM1.4 million.

6. *Subsequent to the termination of the Distributorship Agreement for the appointment of AMB as the distributor of the steel products manufactured by AMSB and the divestment of 51% equity interest each in Lion Suzuki Marketing Sdn Bhd and Suzuki Assemblers Malaysia Sdn Bhd, the AMB Group registered a 38.5% decrease in annualised turnover for the quarter ended 30 September 2002 as compared to the FYE 30 June 2002. However, for the quarter ended 30 September 2002 the AMB Group recorded a lower annualised LAT and MI by 67.5% mainly due to the absence of the exceptional items which the AMB Group had incurred in the preceding financial year.*

7. *The exceptional items reported for the financial years under review were related to the following:*

FYE 30 June	***1998 RM'000***	***1999 RM'000***	***2001 RM'000***	***2002 RM'000***
Provision for losses arising from the Proposed AMB Scheme	-	-	*(100,900)*	*(54,554)*
Provision for diminution in value of property, plant and machinery arising from the proposed disposal of a subsidiary company	-	-	-	*(59,194)*
Goodwill on consolidation written down arising from the proposed disposal of a subsidiary company	-	-	-	*(5,228)*
Provision for diminution in value of investment in an associated company	-	-	-	*(21,475)*
Gain on disposal of subsidiary/ associated companies	-	*97,046*	-	*13,651*
Unrealised foreign exchange loss	*(94,255)*	*(65,320)*	-	-
Realised foreign exchange loss	*(6,135)*	*(78)*	-	-
Gain on disposal of land	-	*1,080*	-	-
	(100,390)	*32,728*	*(100,900)*	*(126,800)*

7. HISTORICAL SHARE PRICE

The monthly highest and lowest market prices of AMB Shares for the 12 months to December 2002 as traded on the KLSE are as follows:

	High RM	Low RM
2002		
January	0.270	0.220
February	0.260	0.215
March	0.240	0.180
April	0.355	0.200
May	0.260	0.105
June	0.125	0.100
July	0.120	0.090
August	0.240	0.050
September	0.140	0.065
October	0.145	0.100
November	0.145	0.100
December	0.100	0.080

The latest transacted price of AMB Shares on 25 March 2002, being the last Market Day immediately preceding the date of announcement of the revised Proposed GWRS	RM0.230
The latest transacted price of AMB Shares on 31 December 2002 (the latest practicable date prior to the despatch of this Circular)	RM0.090

(Source: Bloomberg)

8. AUDITED FINANCIAL STATEMENTS OF THE AMB GROUP

The audited financial statements of AMB for the FYE 30 June 2002 together with the Auditor's report is available for inspection at the Registered Office of AMB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, from the date of this Circular up to and including the date of the EGM.

Shareholders who wish to obtain a copy of the financial statements may forward your request in writing *via* ordinary post, fascimile or e-mail to the address and/or numbers below:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur
Contact Person : Wong Phooi Lin
Telephone Number : 03-2162 2155
Fax Number : 03-2162 3448
E-mail Address : gwrsamb@lion.com.my

in which case a copy of the financial statements of AMB will be sent to you at your specified mailing address by ordinary post without any fees or charges. Alternatively, shareholders may collect in person a copy of the financial statements from the Company's Registered Office at the address set out above.

INFORMATION ON SILVERSTONE

1. HISTORY AND BUSINESS

Silverstone was incorporated in Malaysia on 12 July 1986 as Silverstone Tire & Rubber Co Sdn Bhd under the Cos Act. It changed its name to Silverstone Sdn Bhd on 29 July 1997. It was converted into a public company and adopted its current name on 30 July 1997.

Silverstone is principally involved in manufacturing and sale of tyres, rubber compounds and other related rubber products.

Principal Products

Silverstone manufactures and markets a comprehensive range of quality tyres for passenger cars, four-wheel drive vehicles, rally cars and light and heavy commercial vehicles for industry and agriculture.

The tyres produced and sold by Silverstone under the "Silverstone" brand name can be categorised into 2 categories comprising:

i) Bias tyres, which are produced using the conventional tyre-making process. The casing of bias tyres consists of layers of thin rubber-coated fabric with their grains placed diagonally. The majority of the light truck and commercial vehicle tyres in Malaysia are produced using this technology.

ii) Radial tyres, which contain either fabric or steel belted casings. Radial tyres offer superior safety, better traction, better fuel consumption and longer life span owing to the higher technological input process.

<u>Radial</u>

Passenger Tyres	Rally Tyres	4 x 4 and Light Truck Tyres	Tubeless Allsteel Truck Tyres
FIREFOX/ FIREFOX EX	RALLYE S-55	SQ 178	STEEL KING 923
STV 128	RALLYE S-525	SQ 278	STEEL KING 928
STV 138	RALLYE S-505	SQ 773	STEEL KING 922
STV Racing	RALLYE S-575	MT-117 SPORT	STEEL KING 933
HI-POWER GRIP	RALLYE S-585	TRACKBLITZ 378	STEEL KING 988
STZ SPORT		MT-117 EX	STEEL KING 977
FTZ SPORT		AT-117 SPECIAL	SCANDOLF 211
SSV SPORT		FIREFOX EX	SCANDOLF 233
KTZ SPORT		MTL-900	
POWERBLITZ		SST-800	
SNOWBLITZ 1000		HT-778 HIGHWAY	
A-100		TERRAIN	
FASTREK			
RACETEK I			
ZETPOWER			
RAIN MASTER			
SPECIAL			
FIZ SPORT EVOL-III			

Bias

Light Truck Tyres	Medium Commercial Truck Tyres	Tractor and Grader Tyres
LIGHT TRUCK SPECIAL	SK828	S-163
EXTRA GRIP SPECIAL	SK173	S-168
MT-117	SK737	S-368
SL-728	SK228	SG-113
	SK9000	
	LOGGING KING	
	HI-POWER LUG	
	STEINBERG EU 338	
	SG-126 5 SERIES	

Production Facilities

The tyre manufacturing plant of Silverstone is situated on a 32.4 acre industrial site near Taiping, a town located on the North Western coast of Peninsular Malaysia. The operations are housed in a factory which has a total built up area of approximately 515,253 square feet.

The factory is currently running three eight-hour production shifts with an annual production of approximately 1.8 million tyres per annum. The annual production capacity and output for the past five FYE 30 June 2002 are as follows:

FYE 30 June	Annual Production Capacity (units)	Annual Output (units)
1998	2,000,000	1,677,484
1999	2,000,000	1,658,561
2000	2,200,000	1,806,882
2001	2,200,000	1,594,548
2002	2,200,000	1,681,276

Principal Market

For the FYE 30 June 2002, approximately 82% of the Silverstone's tyres were sold in Malaysia, whilst the balance 18% of Silverstone's tyres were exported to Australia, New Zealand, England, Ireland Greece, Italy, Spain, Portugal, Sweden, Kuwait, Sri Lanka, Nepal, Thailand, Taiwan, Bangladesh, Bolivia, Myanmar, Fiji, Egypt, Hong Kong SAR, Iran, Jordan and others.

Customer Base

Silverstone's top customers for the FYE 30 June 2002 are as follows:

No.	Customer
1.	Perodua Manufacturing Sdn Bhd
2.	Syarikat Perniagaan Seem Joo
3.	Maher Tyres Pty Ltd
4.	Perusahaan Otomobil Nasional Berhad
5.	Chapel Corner Service Centre Pty Ltd

Number of Employees

As at 25 November 2002, Silverstone has approximately 1,160 employees.

Research and Development

As at 30 June 2002, Silverstone has approximately 50 personnel employed in its research and development department. The objective of the research and development department is to continuously upgrade its products quality and develop high performance tyres of international standards.

For the FYE 30 June 2002, RM0.60 million has been spent on research and development. For the FYE 30 June 2003, the management of Silverstone has allocated approximately RM1.63 million for research and development expenditure, including fees/expenses budgeted for technical advisory testing.

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of Silverstone are as follows:

Type	No. of ordinary shares	Par Value (RM)	Total (RM)
Authorised	210,000,000	1.00	210,000,000
Issued and fully paid-up	203,877,500	1.00	203,877,500

Details of the changes in Silverstone's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
12.07.1986	2	1.00	Subscribers' shares	2
03.04.1987	803,998	1.00	Cash	804,000
10.04.1987	2,396,000	1.00	Bonus issue of 2.98 for 1	3,200,000
15.07.1987	40,000	1.00	Cash	3,240,000
01.10.1987	20,000	1.00	Cash	3,260,000
20.11.1987	500,000	1.00	Cash	3,760,000
03.10.1988	16,240,000	1.00	Cash	20,000,000
09.09.1989	14,800,000	1.00	Cash	34,800,000
02.10.1989	200,000	1.00	Cash	35,000,000
06.04.1990	7,000,000	1.00	Rights issue of 1 for 5 at RM1.00	42,000,000
17.06.1991	19,296,000	1.00	Rights issue of 1 for 2 at RM1.00	61,296,000
26.06.1991	12,000	1.00	Rights issue of 1 for 2 at RM1.00	61,308,000
31.07.1991	1,692,000	1.00	Rights issue of 1 for 2 at RM1.00	63,000,000
15.04.1992	20,868,000	1.00	Rights issue of 1 for 3 at RM1.00	83,868,000
05.05.1992	132,000	1.00	Rights issue of 1 for 3 at RM1.00 for shares not taken up, re-offered and accepted	84,000,000

Date of allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
15.04.1995	40,261,500	1.00	Conversion of Redeemable Cumulative Convertible Unsecured Loan Stock ("RCCULS") at RM1.00	124,261,500
12.10.1995	41,624,500	1.00	Conversion of RCCULS at RM1.00	165,886,000
10.04.1996	1,389,000	1.00	Conversion of RCCULS at RM1.00	167,275,000
10.10.1996	147,000	1.00	Conversion of RCCULS at RM1.00	167,422,000
10.04.1997	60,000	1.00	Conversion of RCCULS at RM1.00	167,482,000
10.10.1997	30,000	1.00	Conversion of RCCULS at RM1.00	167,512,000
17.01.1998	35,914,500	1.00	Rights issue of 1 for 4 at RM1.19	203,426,500
06.04.1999 to 13.04.1999	265,500	1.00	Conversion of RCCULS at RM1.00	203,692,000
12.10.1999	185,500	1.00	Conversion of RCCULS at RM1.00	203,877,500

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Substantial Shareholders, the substantial shareholders of Silverstone as at 25 November 2002 are as follows:

	<---Shareholding			--->	Nationality/ Place of
Substantial shareholder	Direct	%	Indirect	%	Incorporation
DAC	1,579,225	0.77	149,067,442 [a]	73.12	Singaporean
TSWC	-	-	149,742,465 [b]	73.45	Malaysian
Lancaster	427,000	0.21	148,873,892 [c]	73.02	Hong Kong SAR
WCSB	282,253	0.14	148,873,892 [d]	73.02	Malaysia
Lion Realty Pte Ltd	-	-	149,008,082 [e]	73.09	Singapore
Utara Enterprise Sdn Bhd	-	-	148,873,892 [f]	73.02	Malaysia
LHSB	19,134,704	9.38	129,739,188 [g]	63.64	Malaysia
Happyvest	-	-	129,733,749 [h]	63.63	Malaysia
LTAT	9,260,174	4.54	119,653,758 [i]	58.69	Malaysia
Amanvest	931,270	0.46	119,843,368 [j]	58.78	Malaysia
ACB [q]	470,888	0.23	119,182,870 [k]	58.46	Malaysia
Timuriang Sdn Bhd	-	-	119,653,758 [l]	58.69	Malaysia
Mirzan bin Mahathir	-	-	119,653,758 [m]	58.69	Malaysian
Peringkat Prestasi (M) Sdn Bhd	-	-	119,653,758 [n]	58.69	Malaysia
Umatrac	106,096,118	52.04	13,557,640 [o]	6.65	Malaysia
LCB [q]	11,014,504	5.40	108,639,254 [p]	53.29	Malaysia

INFORMATION ON SILVERSTONE

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

- *a* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 0.03%; Indirect - 35.70%), LHSB (Direct - 0.83%; Indirect - 19.17%), Tirta (Direct – Nil; Indirect - 70.64%), Posim (Direct – Nil; Indirect - 87.37%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct - 0.15%; Indirect - 35.40%), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Araniaga (Direct – Nil; Indirect - 100%), Horizon Towers (Direct – Nil; Indirect - 100%) and Sin Seng (Direct - 20%; Indirect – Nil).*
- *b* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect – 36.97%), LHSB (Direct – Nil; Indirect - 80%), Tirta (Direct – Nil; Indirect - 79%), Posim (Direct – Nil; Indirect - 87.37%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct - 0.1%; Indirect - 57.32%), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Araniaga (Direct – Nil; Indirect - 100%), Ceemax (Direct – Nil; Indirect - 100%), LHPL (Direct – Nil; Indirect - 58.80%), Lancaster (Direct - 60%; Indirect – Nil), Horizon Towers (Direct – Nil; Indirect - 100%) and WCSB (Direct - 99.99%; Indirect - 0.01%).*
- *c* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 0.75%; Indirect - 35.36%), LHSB (Direct - 20%; Indirect – Nil), Tirta (Direct – Nil; Indirect - 67.04%), Posim (Direct – Nil; Indirect - 87.37%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct – Nil; Indirect - 32.56%), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%) and Araniaga (Direct – Nil; Indirect - 51%).*
- *d* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 0.60%; Indirect - 35.36%), LHSB (Direct - 40%; Indirect - 20%), Tirta (Direct – Nil; Indirect - 67.04%), Posim (Direct – Nil; Indirect - 87.37%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct - 0.21%; Indirect - 32.56 %), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%) and Araniaga (Direct – Nil; Indirect - 51%).*
- *e* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect - 35.56%), LHSB (Direct - 19.17%; Indirect – Nil), Tirta (Direct – Nil; Indirect - 67.04%), Posim (Direct – Nil; Indirect - 87.37%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct – Nil; Indirect - 34.42 %), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%) and Horizon Towers (Direct – Nil; Indirect - 100%).*
- *f* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect - 35.36%), LHSB (Direct - 20%; Indirect – Nil), Tirta (Direct – Nil; Indirect - 67.04%), Posim (Direct – Nil; Indirect - 87.37%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100 %), LCB (Direct – Nil; Indirect - 32.56%), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%) and Araniaga (Direct – Nil; Indirect - 51%).*
- *g* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 0.002%; Indirect - 35.36%), Tirta (Direct – Nil; Indirect - 67.04%), Posim (Direct - 0.02%; Indirect - 87.35%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct - 8.66%; Indirect – 23.90%), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – 90.29%; Indirect - Nil) and Araniaga (Direct - 51%; Indirect – Nil).*
- *h* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 0.05%; Indirect - 35.29%), Tirta (Direct - 51.31%; Indirect - 15.64%), Posim (Direct - 1.73%; Indirect - 85.62%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct – Nil; Indirect – 23.90%), Finlink (Direct – Nil; Indirect - 100%) and Amanvest (Direct - 100%; Indirect – Nil).*
- *i* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 21%; Indirect – Nil), Posim (Direct – Nil; Indirect - 83.70%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%) and LCB (Direct – Nil; Indirect - 20.19%).*
- *j* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 1.03%; Indirect - 29.80%), Posim (Direct - 0.23%; Indirect - 83.70%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct - 24.21%; Indirect – Nil) and Finlink (Direct - 100%; Indirect - Nil).*
- *k* *Deemed interested by virtue of Section 6A of the Cos Act held via Posim (Direct – Nil; Indirect - 83.70%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%) and LCB (Direct – Nil; Indirect - 20.19%).*
- *l* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect - 29.36%), Posim (Direct – Nil; Indirect - 83.70%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct - 100% Indirect – Nil), and LCB (Direct – Nil; Indirect - 19.79%).*
- *m* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect - 29.37%), Posim (Direct – Nil; Indirect - 83.70%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%) and LCB (Direct – Nil; Indirect - 15.80%).*
- *n* *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect - 29.37%), Posim (Direct – Nil; Indirect - 83.70%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%) and LCB (Direct - 15.80%; Indirect - Nil).*

o *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect - 29.36%), Posim (Direct – Nil; Indirect - 83.70%), Limpahjaya (Direct – Nil; Indirect - 100%), and LCB (Direct - 19.01%; Indirect - Nil).*

p *Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct - 19.35%; Indirect - 10.01%), Posim (Direct – Nil; Indirect - 83.70%), Limpahjaya (Direct - 100%; Indirect – Nil) and Umatrac (Direct – Nil; Indirect - 100 %).*

q *The shareholdings held by ACB and LCB include Silverstone Shares which have been pledged to certain Scheme Creditors under the Proposed GWRS. As such, the shareholding above may change if the said Scheme Creditors dispose the Silverstone Shares pledged to them.*

The substantial shareholders of Silverstone after the Proposed GWRS are as follows:

	<-----------Shareholding		---------->	
Substantial shareholder	**Direct**	**%**	**Indirect**	**%**
DAC	-	-	203,877,500 [a]	100
TSWC	-	-	203,877,500 [b]	100
LRPL	-	-	203,877,500 [c]	100
ACB	-	-	203,877,500 [d]	100
LCB	-	-	203,877,500 [e]	100
Horizon Towers	-	-	203,877,500 [f]	100
LDP	-	-	203,877,500 [g]	100
AMB	203,877,500	100.00	-	-

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – 0.53%; Indirect - 47.66%).*

b *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – Negligible; Indirect - 47.89%).*

c *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – Nil; Indirect – 47.64%).*

d *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – 26.17%; Indirect – 6.97%).*

e *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – Nil; Indirect – 37.93%).*

f *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – 0.04%; Indirect – 37.93%).*

g *Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – Nil; Indirect – 37.97%).*

4. BOARD OF DIRECTORS

The Directors of Silverstone, all of whom are Malaysians, and their respective shareholdings in Silverstone as at 25 November 2002 are as follows:

	<-----------Shareholding		---------->		
Name	**Direct**	**%**	**Indirect**	**%**	**Designation**
TSWC	-	-	149,742,465[a]	73.45	Chairman/ Managing Director
Phang Wai Yeen	994,196	0.49	-	-	Executive Director
Jen (B) Tan Sri Dato' Zain Hashim	189,320	0.09	-	-	Director
Tan Onn Poh	3,480,000	1.71	-	-	Director
Cheng Sin Yeng	24,000	0.01	-	-	Director
Haji Mohamad Khalid bin Abdullah	-	-	-	-	Director

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a Deemed interested by virtue of Section 6A of the Cos Act held via ACB (Direct – Nil; Indirect – 36.97%), LHSB (Direct – Nil; Indirect - 80%), Tirta (Direct – Nil; Indirect - 79%), Posim (Direct – Nil; Indirect - 87.37%), Limpahjaya (Direct – Nil; Indirect - 100%), Umatrac (Direct – Nil; Indirect - 100%), LCB (Direct - 0.1%; Indirect - 57.32%), Finlink (Direct – Nil; Indirect - 100%), Amanvest (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Araniaga (Direct – Nil; Indirect - 100%), Ceemax (Direct – Nil; Indirect - 100%), LHPL (Direct – Nil; Indirect - 58.80%), Lancaster (Direct - 60%; Indirect - Nil), Horizon Towers (Direct – Nil; Indirect - 100%) and WCSB (Direct - 99.99%; Indirect - 0.01%).

The Directors of Silverstone and their respective shareholdings in Silverstone after the Proposed GWRS are as follows:

	<---------------Shareholding		------------>		
Name	**Direct**	**%**	**Indirect**	**%**	**Designation**
TSWC	-	-	203,877,500 [a]	100	Chairman/ Managing Director
Phang Wai Yeen	-	-	-	-	Executive Director
Jen (B) Tan Sri Dato' Zain Hashim	-	-	-	-	Director
Tan Onn Poh	-	-	-	-	Director
Cheng Sin Yeng	-	-	-	-	Director
Haji Mohamad Khalid bin Abdullah	-	-	-	-	Director

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a Deemed interested by virtue of Section 6A of the Cos Act held via AMB (Direct – Negligible; Indirect - 47.89%).

It is not anticipated that there will be any change to the composition of the Board of Directors of Silverstone upon the completion of the Proposed GWRS.

5. SUBSIDIARY COMPANIES

The subsidiary companies of Silverstone as at 25 November 2002 are as follows:

Name of company	Date and place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Silverstone Marketing Sdn Bhd	15.08.1981 Malaysia	RM500,000	100	Distribution of tyres, rubber compounds and other related rubber products
Pine Castle Sdn Bhd	19.07.1990 Malaysia	RM10,000	100	Retreading tyres
Silverstone Tire & Rubber (UK) Company Limited	27.06.1996 UK	£2	100	Ceased business in sale and distribution of tyres

INFORMATION ON SILVERSTONE

Name of company	Date and place of incorporation	Issued and fully paid-up share capital	Equity interest %	Principal activities
Silverstone Tyreplus Pty Ltd	19.09.1996 Australia	AUD2	100#	Dormant

Note:

\# *Holding of equity interest via Silverstone Marketing Sdn Bhd.*

Silverstone does not have any associated company as at 25 November 2002.

6. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of Silverstone for the five FYE 30 June 2002 and the unaudited consolidated results for the quarter ended 30 September 2002 are summarised as follows:

FYE 30 June	<------ Audited				------>	Unaudited quarter ended 30.09.02
	1998	1999	2000	2001	2002	
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Turnover	207,471	212,741	219,761	223,335	223,731	47,762
Profit before exceptional items	5,245	5,456	16,100	10,058	10,010	1,982
Exceptional items	-	-	-	(2,000)	(2,000)	-
PBT	5,245	5,456	16,100	8,058	8,010	1,982
Taxation	-	-	-	-	-	-
PAT	5,245	5,456	16,100	8,058	8,010	1,982
Shareholders' funds	225,587	231,316	247,609	255,709	263,627	265,556
Total borrowings	146,900	135,989	122,857	114,976	100,969	89,529
Weighted average number of shares in issue ('000)	203,426	203,692	203,877	203,877	203,877	203,877
Net EPS (sen)	2.6	2.7	7.9	4.0	3.9	3.9*
Gross dividend per share (%)	-	-	-	-	-	-

Notes:

* *Annualised.*

1. *There were no extraordinary items in the financial years and financial period under review.*

2. *In 2000, the Silverstone Group recorded a PAT of RM16.1 million, which represented a 195.1% increase over the previous financial year. The increase was largely attributable to the following:*
   - *(i) Encouraging demand from the European and Australian markets which resulted in a significant improvement in export sales;*
   - *(ii) Higher gross profit margin earned from the low profile tyres, which increased the overall gross profit margin from 2.6% to 7.3%;*
   - *(iii) Reduction in production costs due to lower raw material costs; and*
   - *(iv) Lower interest expenses incurred by Silverstone following the stabilisation and reduction of interest rate during the financial year.*

3. *In 2001, PAT of the Silverstone Group was lower at RM8.1 million, representing a 50.0% drop from the previous year's PBT of RM16.1 million. The decline was due to lower gross profit margin and an exceptional provision made for amount owing from the ultimate holding company, namely ACB, of RM2 million.*

4. *In 2002, PAT for the Silverstone Group was marginally lower at RM8.0 million compared to 2001 as performance was maintained amidst intense competition. The exceptional item reported in 2002 was due to an additional RM2 million provision for amount owing from the ACB Group to the Silverstone Group.*

5. *No taxation was provided from FYE 1998 to 2002. Silverstone was granted pioneer status by MITI with effect from 1 May 1991 for a period of five years under the Promotion of Investment Act, 1986 which expired on 30 April 1996 and was extended for a further five years until 30 April 2001. For the 2 months period from 1 May 2001 to 30 June 2001 and FYE 2002, no taxation was provided as Silverstone has unabsorbed capital allowances and unutilised tax losses in the pre-pioneer status period.*

7. OTHER MATTERS

The Accountants' Report of the Silverstone Group is set out in Appendix VII of this Circular.

INFORMATION ON VENDORS OF SILVERSTONE

Information on the vendors of Silverstone Shares as at 25 November 2002 are set out below:

Vendors	Principal activities	Board of Directors	Substantial shareholders
ACB	Investment holding company whose subsidiaries are involved in manufacture and marketing of steel bars, wire rods and HBI, distribution and manufacture of tyres, rubber compound and other related products, manufacture of light trucks, buses, motorcycle parts and accessories, sale and distribution of "Suzuki" motor vehicles, beer brewing, integrated wood based activities and pulp and paper mill operation, property development, cultivation of rubber and oil palm and processing of palm oil and plantation management and operation of departmental stores and hypermarket	Jen (B) Tan Sri Dato' Zain Hashim (Direct - Nil; Indirect - Nil) Pee Kang Seng @ Lim Kang Seng (Direct - Nil; Indirect - Nil) TSWC (Direct - Nil; Indirect – 36.97%) Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim (Direct - Nil; Indirect - Nil) Munajat bin Idris (Direct - Nil; Indirect - Nil) M. Chareon Sae Tang @ Tan Whye Aun (Direct - Nil; Indirect - Nil) Tan Siak Tee (Direct - 0.004%; Indirect - Nil)	TSWC (Direct – Nil; Indirect – 36.97%) Lion Realty Pte Ltd (Direct - Nil; Indirect - 35.56%) DAC (Direct- 0.03%; Indirect- 35.70%) Lancaster (Direct- 0.75%; Indirect- 35.36%) Utara Enterprise Sdn Bhd (Direct – Nil; Indirect- 35.36%) WCSB (Direct- 0.6%; Indirect- 35.36%) LHSB (Direct- 0.002%; Indirect- 35.36%) Happyvest (Direct- 0.05%; Indirect- 35.29%) Amanvest (Direct- 1.03%; Indirect- 29.8%) Mirzan bin Mahathir (Direct – Nil; Indirect- 29.37%) Peringkat Prestasi (M) Sdn Bhd (Direct – Nil; Indirect- 29.37%) LTAT (Direct- 21%; Indirect- Nil) Limpahjaya (Direct-10.01%; Indirect- Nil) LCB (Direct-19.35%; Indirect-10.01%)
Umatrac	Investment holding	Lee Whay Keong (Direct- Nil; Indirect- Nil) Cheng Sin Yeng (Direct- Nil; Indirect- Nil)	Timuriang Sdn Bhd (Direct- 100%; Indirect- Nil)

INFORMATION ON VENDORS OF SILVERSTONE

Vendors	Principal activities	Board of Directors	Substantial shareholders
Posim	Investment holding company and trading and distribution of building materials. Posim's main asset is SFI which is principally involved in the manufacturing of printing and writing paper and integrated wood based activities such as the extraction and sale of commercial timber as well as the downstream processing of sawn timber and plywood. SFI operates the largest fully integrated pulp and paper mill in Malaysia	TSWC (Direct - Nil; Indirect - 87.37%) Lee Ching Kion (Direct - Nil; Indirect - Nil) Ngan Yow Chong (Direct - Nil; Indirect - Nil) Jen (B) Tan Sri Dato' Zain Hashim (Direct - negligible; Indirect - Nil) Dato' Mohamad bin Haji Ahmad (Direct – Nil; Indirect - Nil) Zainab binti Dato' Hj Mohamed (Direct - Nil; Indirect - Nil) Dato' Dali Mahmud Hashim (Direct - Nil; Indirect - Nil)	TSWC (Direct- Nil; Indirect- 87.37%) DAC (Direct- Nil; Indirect- 87.37%) Lion Realty Pte Ltd (Direct- Nil; Indirect- 87.37%) Lancaster (Direct- Nil; Indirect- 87.37%) Utara Enterprise Sdn Bhd (Direct- Nil; Indirect- 87.37%) WCSB (Direct- Nil; Indirect- 87.37%) LHSB (Direct- 0.02%; Indirect- 87.35%) Happyvest (Direct- 1.73%; Indirect- 85.62%) Amanvest (Direct- 0.23%; Indirect- 83.70%) Mirzan bin Mahathir (Direct- Nil; Indirect- 83.70%) Peringkat Prestasi (M) Sdn Bhd (Direct- Nil; Indirect- 83.70%) Umatrac (Direct- Nil; Indirect- 83.70%) LTAT (Direct- Nil; Indirect- 83.70%) Timuriang Sdn Bhd (Direct- Nil; Indirect- 83.70%) LCB (Direct- Nil; Indirect- 83.70%) AMB (Direct- Nil; Indirect- 83.70%) ACB (Direct- Nil; Indirect- 83.70%) LLB (Direct- Nil; Indirect- 83.70%) Avenel (Direct- 83.70%; Indirect- Nil)

INFORMATION ON VENDORS OF SILVERSTONE

Vendors	Principal activities	Board of Directors	Substantial shareholders
LCB	Investment holding company whose subsidiaries are involved in manufacture and marketing of steel products such as HRC, bands, plates and sheets, manufacturing, distribution and trading of office equipment and related steel products, share registration and secretarial services as well as the assembly, sale and distribution of commercial vehicle	TSWC (Direct - 0.10%; Indirect - 57.32%) Raja Zainal Abidin bin Raja Haji Tachik (Direct - 0.16%; Indirect - 0.01%) DAC (Direct - 0.15%; Indirect - 35.71%) Dato' Haji Yahya bin Haji Talib (Direct - Nil; Indirect - 0.12%) M. Chareon Sae Tang @ Tan Whye Aun (Direct - Nil; Indirect - Nil) Folk Fong Shing @ Kok Fong Hing (Direct - Nil; Indirect - Nil)	LTAT (Direct - Nil; Indirect - 20.19%) DAC (Direct - 0.15%; Indirect - 35.40%) TSWC (Direct - 0.1%; Indirect - 57.32%) WCSB (Direct - 0.21%; Indirect - 32.56%) Lancaster (Direct - Nil; Indirect - 32.56%) Utara Enterprise Sdn Bhd (Direct- Nil; Indirect - 32.56%) Lion Realty Pte Ltd (Direct- Nil; Indirect - 34.42%) LHSB (Direct - 8.66%; Indirect - 23.90%) Happyvest (Direct - Nil; Indirect – 23.90%) Amanvest (Direct – 23.90%; Indirect - Nil) ACB (Direct - Nil; Indirect - 20.19%) Mirzan bin Mahathir (Direct - Nil; Indirect - 15.8%) Peringkat Prestasi (M) Sdn Bhd (Direct - 15.8%; Indirect - Nil) Timuriang Sdn Bhd (Direct - Nil; Indirect - 19.79%) Umatrac (Direct - 19.01%; Indirect - Nil)
Limpah-jaya	Investment holding	TSWC (Direct - Nil; Indirect – 100%) Dato' Haji Yahya bin Haji Talib (Direct - Nil; Indirect - Nil) Lee Whay Keong (Direct - Nil ; Indirect - Nil)	LCB (Direct - 100%; Indirect - Nil)
DAC	Not applicable	Not applicable	Not applicable
Amanvest	Investment holding	Puan Sri Chan Chau Ha (Direct - Nil; Indirect - Nil) Cheng Yong Kwang (Direct - Nil; Indirect - Nil) Cheng Sin Yeng (Direct - Nil; Indirect - Nil)	Happyvest (Direct - 100%; Indirect - Nil)
Araniaga	Investment holding	Francis Chen En Yu (Direct - Nil; Indirect - Nil) Lee Whay Keong (Direct - Nil; Indirect - Nil)	Weldview Sdn Bhd (Direct - 49%; Indirect - Nil) LHSB (Direct - 51%; Indirect - Nil)

INFORMATION ON VENDORS OF SILVERSTONE

Vendors	Principal activities	Board of Directors	Substantial shareholders
LHSB	Investment holding	TSWC (Direct - Nil; Indirect - 80%) Cheng Theng Kee (Direct - Nil; Indirect - Nil) Cheng Yong Kwang (Direct - Nil; Indirect - Nil) Cheng Sin Yeng (Direct – Nil; Indirect: Nil)	WCSB (Direct - 40%; Indirect - 20%) Utara Enterprise Sdn Bhd (Direct - 20%; Indirect - Nil) Lion Realty Pte Ltd (Direct - 19.2%; Indirect - Nil) Lancaster (Direct - 20%; Indirect - Nil)
Finlink	Investment holding	Cheng Yong Kwang (Direct - Nil; Indirect - Nil) Lee Whay Keong (Direct - Nil; Indirect - Nil) Cheng Sin Yeng (Direct - Nil; Indirect - Nil)	Amanvest (Direct - 100%; Indirect - Nil)
Teck Bee Mining	Investment holding	Francis Chen En Yu (Direct - Nil; Indirect - Nil) Lee Whay Keong (Direct - Nil; Indirect - Nil)	TSWC (Direct - 5.59%; Indirect - 90.29%) LHSB (Direct - 90.29%; Indirect -Nil) Kimto Holdings Sdn Bhd (Direct - 13.23%; Indirect - Nil)
Tirta	Investment holding	TSWC (Direct - Nil; Indirect - 82.6%) Cheng Yong Kwang (Direct - Nil; Indirect - Nil) Francis Chen En Yu (Direct - Nil; Indirect - Nil)	Happyvest (Direct -51.31%; Indirect -15.64%) Panoron (Direct - 15.64%; Indirect - Nil) LHPL (Direct - 11.96%; Indirect - Nil)
WCSB	Investment holding	TSWC (Direct - 99.99%; Indirect - 0.01%) Puan Sri Chan Chau Ha (Direct - 0.01%; Indirect - Nil)	TSWC (Direct- 99.99%; Indirect- 0.01%)
Horizon Towers	Property development and acquisition of landed properties for resale	Ong Kek Seng (Direct- Nil; Indirect- Nil) Liew Choon Yick (Direct- Nil; Indirect- Nil) Wang Wing Ying (Direct- Nil; Indirect- Nil)	Lion Development (Penang) Sdn Bhd (Direct-100%; Indirect- Nil)
Lancaster	Investment holding company	TSWC (Direct- 60%; Indirect- Nil) DAC (Direct- 8%; Indirect- Nil) Raymond Chan Wang Sang (Direct- Nil; Indirect- Nil)	TSWC (Direct- 60%; Indirect- Nil) DAC (Direct- 8%; Indirect- Nil) Cheng Yong Kwang (Direct- 8%; Indirect- Nil) Cheng Yong Liang (Direct- 8%; Indirect- Nil) Cheng Yoong Choong (Direct- 8%; Indirect- Nil) Chen Shok Ching (Direct- 5%; Indirect- Nil)

INFORMATION ON VENDORS OF SILVERSTONE

Vendors	Principal activities	Board of Directors	Substantial shareholders
LHPL	Import and export, financier to related parties and as an investment holding company. The subsidiary companies are principally engaged as commission and management agents, investing in properties, stocks and shares	Cheng Theng Kee (Direct- 3.3%; Indirect- Nil) DAC (Direct- 14.17%; Indirect- Nil) TSWC (Direct- Nil; Indirect- 58.8%)	Puan Sri Chan Chau Ha (Direct- 58.8%; Indirect- Nil) DAC (Direct- 14.17%; Indirect- Nil) Cheng Yong Kwang (Direct- 7.17%; Indirect- Nil) Cheng Yong Liang (Direct- 7.17%; Indirect- Nil) Cheng Yoong Choong (Direct- 7.17%; Indirect- Nil)
Ceemax	Ceased operations	Ng Yong Kang (Direct- Nil; Indirect- Nil) Chan Ho Wai (Direct- Nil; Indirect- Nil) Lee Whay Keong (Direct- Nil; Indirect- Nil)	Amble Bond Sdn Bhd (Direct- 100%; Indirect– Nil)
Sin Seng	Investment company	Lai Kim Pui (Direct- Nil; Indirect- Nil) Cheng Theng Kee (Direct- 7.5%; Indirect- Nil) DAC (Direct- 20.0%; Indirect- Nil) Tan Tiow Jin (Direct- Nil; Indirect- Nil) Tan Kim Seng (Alternate to Tan Tiow Jin) (Direct- Nil; Indirect- Nil)	Cheng Theng Kee (Direct- 7.5%; Indirect- Nil) DAC (Direct- 20.0%; Indirect- Nil) LHPL (Direct- 34.5%; Indirect- Nil) Ng Koek Keng (Direct- 5%; Indirect- Nil) Ng Kok Onn (Direct- 5.5%; Indirect- Nil) Estate of Tan Gim Huat, Deceased (Direct- 21%; Indirect- Nil)

INFORMATION ON AVENEL

1. HISTORY AND BUSINESS

Avenel was incorporated in Malaysia on 12 June 1984 under the name of Arusjaya Sdn Bhd under the Cos Act. It changed its name to Dayaternak Sdn Bhd on 8 December 1986, and subsequently assumed its present name, Avenel Sdn Bhd, on 12 December 1989.

Avenel is an investment holding company. Its subsidiary companies are principally involved in trading and distribution of building materials, the manufacturing of printing and writing paper and integrated wood based activities such as the extraction and sale of commercial timber as well as the downstream processing of sawn timber and plywood.

Pursuant to the Proposed GWRS, the principal asset of Avenel, namely Posim, will be disposed of to LLB and AMSB. Accordingly, Avenel will become an investment holding company after the Proposed GWRS as no manufacturing activities will be carried out by Avenel.

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of Avenel are as follows:

	No. of Ordinary Shares	Par value (RM)	Total (RM)
Authorised	100,000,000	1.00	100,000,000
Issued and fully paid-up	100,000,000	1.00	100,000,000

Details of the changes in Avenel's issued and fully paid-up capital since incorporation up to 25 November 2002 are as follows:

Date of allotment	No. of shares allotted	Par value (RM)	Considerations	Total issued and fully paid-up share capital (RM)
12.06.1984	3	1.00	Subscribers' shares	3
31.10.1994	99,999,997	1.00	Cash	100,000,000

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Members of Avenel, the substantial shareholders of Avenel as at 25 November 2002 are as follows:

	<----Shareholdings			---->	Place of
Name of substantial shareholders	Direct	%	Indirect	%	incorporation
ACB	55,000,000	55.0	45,000,000 [a]	45.0	Malaysia
LLB	25,000,000	25.0	-	-	Malaysia
AMB	20,000,000	20.0	-	-	Malaysia

Notes:
(Direct; Indirect) - represents the direct and indirect interest held

a *Deemed interested by virtue of section 6A of the Cos Act held via LLB (Direct – 0.17%; Indirect – 50.31%) and AMB (Direct - Nil; Indirect – 58.00%).*

After the Proposed GWRS, Avenel will be a wholly-owned subsidiary of ACB.

4. BOARD OF DIRECTORS

The Directors of Avenel as at 25 November 2002 are as follows:

Name	Nationality
Cheng Sin Yeng	Malaysian
Lee Whay Keong	Malaysian

None of the above Directors has any direct or indirect interest in Avenel. The Proposed GWRS is not expected to have any impact on the Directors' shareholdings in Avenel. It is also not anticipated that there will be any change to the composition of the Board of Directors of Avenel upon the completion of the Proposed GWRS.

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary and associated companies of Avenel as at 25 November 2002 are as follows:

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiary company of Avenel				
Posim	08.03.1982 Malaysia	203,218,571	83.70	Investment holding and trading and distribution of building materials
Subsidiary companies of Posim				
Posim Petroleum Marketing Sdn Bhd	13.05.1985 Malaysia	1,030,000	100	Trading and distribution of petroleum products
Posim Petroleum Products Sdn Bhd	29.04.1985 Malaysia	1,000,000	100	Manufacturing of petroleum products
Posim Marketing Sdn Bhd *(formerly known as Posim Industrial Equipment Sdn Bhd)*	15.03.1985 Malaysia	5,009,000	100	Trading, servicing, hiring and distribution of industrial machines and equipment

INFORMATION ON AVENEL

Name of company	Date and place of incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Posim Agricultural Products Sdn Bhd	20.09.1986 Malaysia	501,000	100	Dormant
Ototek Sdn Bhd	07.05.1986 Malaysia	1,500,000	70	Trading and distribution of lubricants, spark plugs and automotive components
Stoller Chemical Company (M) Sdn Bhd	29.12.1989 Malaysia	2	100	Dormant
SC Nominees Sdn Bhd	27.04.1985 Malaysia	2	100	Investment holding
Fabulous Contour Sdn Bhd	24.05.1995 Malaysia	2	100	Dormant
SFI Paper Pte Ltd	18.09.1992 Singapore	SGD2	100 [1]	Dormant
Sabah Pulp and Paper Mill Sdn Bhd	05.12.1990 Malaysia	2	100 [1]	Dormant
SFI	30.04.1982 Malaysia	1,839,197,926	97.78 [2]	Integrated wood-based activities and pulp & paper mill operations
Associated Company of Avenel				
Kinabalu Motor Assembly Sendirian Berhad	12.06.1974 Malaysia	38,550,000	20 [2]	Assembly of ISUZU range of motor vehicles

Notes:

1. *Held via SFI.*
2. *Held via Posim.*

6. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of Avenel for the five FYE 30 June 2002 and the unaudited consolidated results for the quarter ended 30 September 2002 are as follows:

FYE 30 June	<------	------	Audited	------	------>	Unaudited
	1998	1999	2000	2001	2002	quarter ended 30.09.02
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Turnover	596,870	486,486	573,464	539,552	468,108	128,362
Loss before share of results in associated companies	(284,779)	(147,472)	(62,069)	(89,428)	(89,539)	(14,096)
Share of results in associated companies	201	238	(2,966)	171	(2,254)	(1,914)
LBT	(284,578)	(147,234)	(65,035)	(89,257)	(91,793)	(16,010)
Taxation	(1,320)	52	(1,514)	(2,402)	(1,666)	(399)
LAT	(285,898)	(147,182)	(66,549)	(91,659)	(93,459)	(16,409)
MI	(9,032)	(8,393)	(9,352)	(4,346)	1,522	(1,251)
LAT and MI	(294,930)	(155,575)	(75,901)	(96,005)	(91,937)	(17,660)
Shareholders' funds	(117,584)	(86,657)	(168,506)	(264,512)	(356,455)	(374,114)
Total borrowings	1,129,963	957,868	878,991	876,626	857,668	856,476
Weighted average number of shares in issue ('000)	100,000	100,000	100,000	100,000	100,000	100,000
Net LPS (sen)	(294.9)	(155.6)	(75.9)	(96.0)	(91.9)	(70.6)*
Gross dividend per share (%)	-	-	-	-	-	-

Notes:

* *Annualised.*

1. *There were no exceptional and extraordinary items reported in the financial years and financial period under review.*

2. *For the FYE 30 June 1999, LAT of the Avenel Group improved to RM147.2 million due mainly to the recognition of lower foreign exchange losses on the translation of foreign currency borrowings amounting to RM61.3 million.*

3. *For the FYE 30 June 2000, LAT of the Avenel Group improved further to RM75.9 million due to the improved performance recorded by the timber extraction and pulp and paper division as a result of stronger demand for sawn timber and plywood and higher paper prices.*

4. *For the FYE 30 June 2001, the Avenel Group recorded a higher LAT of RM96.0 million after accounting for a one-off provision for Principal Waived by Avenel for the Inter-PLC Debt owing by the ACB Group to Avenel of RM11.0 million pursuant to the Proposed GWRS. In addition, contributions from the timber extraction and pulp and paper division were lower for the year due to stiff competition in the paper and other wood-based products market.*

5. *For the FYE 30 June 2002, the Avenel Group recorded a LAT of RM91.9 million mainly attributable to the losses suffered in the timber and extraction & pulp papers division, as a result of continuous stiff competition and lower paper prices.*

6. *For the quarter ended 30 September 2002, the Group reported a lower LAT as the prices for paper and wood-based products have stabilised as a result of anti-dumping measures taken by the regional economies towards the end of FYE 2002. The TEPP division contributed higher profit for the quarter due to the strengthening of prices for paper and wood-based products.*

7. *Taxation was provided for all the financial years except for the FYE 30 June 1999 despite losses incurred due mainly to expenses and losses of certain subsidiary companies which are not tax deductible. Tax credit was received for FYE 30 June 1999 was due to recovery of tax deducted at source on dividend income from subsidiary companies.*

7. AUDITED FINANCIAL STATEMENTS OF THE AVENEL GROUP

An extract of the audited financial statements and the Auditors' Report thereon of the Avenel Group for the FYE 30 June 2002 is enclosed below (Note: the reference to the paging in the audited financial statements presented herein is exactly in the form as presented in the audited financial statements of the Avenel Group).

ONG BOON BAH & CO
CHARTERED ACCOUNTANTS

REPORT OF THE AUDITORS TO THE MEMBERS OF AVENEL SDN BHD

We have audited the financial statements set out on pages 8 to 36. The preparation of these financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations, which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared under the historical cost convention, modified by the revaluation of certain assets, are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

  (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company; and

  (ii) the state of affairs of the Group and of the Company as at 30 June 2002 and of the results and cash flows of the Group and of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company have been properly kept in accordance with the provisions of the said Act.

Without qualifying our opinion, we draw attention to Notes 1 and 15 to the financial statements which explain the financial position of the Group and of the Company and the plans of the directors to implement a scheme involving the restructuring of the Group's and the Company's debts. The validity of preparing the financial statements on the going concern basis depends upon the successful implementation of these restructuring plans.

We have considered the financial statements and auditors' reports thereon of the subsidiary companies of which we have not acted as auditors, as indicated in Note 7 to the financial statements.

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

ONG BOON BAH & CO
CHARTERED ACCOUNTANTS

REPORT OF THE AUDITORS TO THE MEMBERS OF AVENEL SDN BHD

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment under Subsection (3) of Section 174 of the Companies Act, 1965.

ONG BOON BAH & CO
AF: 0320
Chartered Accountants

WONG SOO THIAM
1315/11/02(J)
Partner of the Firm

Kuala Lumpur

29 OCT 2002

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

AVENEL SDN BHD
(Incorporated in Malaysia)

BALANCE SHEETS
AS AT 30 JUNE 2002

	Note	GROUP 2002 RM'000	GROUP 2001 RM'000	COMPANY 2002 RM'000	COMPANY 2001 RM'000
PROPERTY, PLANT AND EQUIPMENT	2	881,695	926,409	-	-
PLANTATION DEVELOPMENT EXPENDITURE	3	127,583	117,458	-	-
FOREST CONCESSIONS	4	333,320	344,116	-	-
ASSOCIATED COMPANY	5	7,097	9,351	-	-
INVESTMENTS	6	232	227	-	-
SUBSIDIARY COMPANIES	7	-	-	636,682	679,682
GOODWILL ON CONSOLIDATION	8	89,326	93,823	-	-
CURRENT ASSETS					
Inventories	9	97,616	130,049	-	-
Trade receivables	10	79,562	101,099	-	-
Other receivables, deposits and prepayments	11	18,665	11,468	-	432
Tax recoverable		50	524	50	524
Amount due from related companies		3,255	3,392	555	509
Fixed deposits with financial institutions		60,919	7,338	859	338
Cash and bank balances	12	22,750	23,373	4	81
		282,817	277,243	1,468	1,884
CURRENT LIABILITIES					
Trade payables		26,612	43,939	-	-
Other payables and accruals	13	184,632	141,780	148,704	102,312
Hire purchase liabilities	14	68	106	-	-
Amount due to ultimate holding company		652,301	625,543	727,980	701,361
Amount due to subsidiary companies		-	-	16,752	16,713
Amount due to related companies		20,896	6,154	17,973	2,014
Short term borrowings	15	857,454	876,306	823,003	823,003
Taxation		3,712	4,822	-	-
		1,745,675	1,698,650	1,734,412	1,645,403
NET CURRENT LIABILITIES		(1,462,858)	(1,421,407)	(1,732,944)	(1,643,519)
		(23,605)	69,977	(1,096,262)	(963,837)
Financed by:					
SHARE CAPITAL	16	100,000	100,000	100,000	100,000
RESERVES	17	(456,455)	(364,512)	(1,196,262)	(1,063,837)
SHAREHOLDERS' FUNDS		(356,455)	(264,512)	(1,096,262)	(963,837)
MINORITY INTERESTS		332,466	334,024	-	-
HIRE PURCHASE LIABILITIES	14	146	214	-	-
DEFERRED TAXATION	18	238	251	-	-
		(23,605)	69,977	(1,096,262)	(963,837)

The accompanying notes form an integral part of the financial statements.

AVENEL SDN BHD
(Incorporated in Malaysia)

INCOME STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

		GROUP		COMPANY	
	Note	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Revenue	19	468,108	539,552	34	217
Other operating income		7,795	10,746	-	-
Changes in inventories of finished goods and work-in-progress		(19,182)	24,860	-	-
Raw materials and consumables used		(228,494)	(286,076)	-	-
Purchases of trading goods		(101,729)	(94,073)	-	-
Staff costs		(41,526)	(48,599)	-	-
Depreciation and amortisation expenses		(65,263)	(61,506)	-	-
Allowance for foreseeable loss on divestment of a subsidiary company		-	-	(43,000)	(657,000)
Other operating expenses		(18,269)	(51,466)	(1,853)	(1,717)
Profit/(loss) from operations	20	1,440	33,438	(44,819)	(658,500)
Finance costs	21	(90,979)	(122,866)	(87,606)	(118,101)
Loss before share in results of associated company		(89,539)	(89,428)	(132,425)	(776,601)
Share in results of associated company		(2,254)	171	-	-
Loss before taxation		(91,793)	(89,257)	(132,425)	(776,601)
Taxation	22	(1,666)	(2,402)	-	-
Loss after taxation		(93,459)	(91,659)	(132,425)	(776,601)
Minority interests		1,522	(4,346)	-	-
Loss after taxation and minority interests		(91,937)	(96,005)	(132,425)	(776,601)

The accompanying notes form an integral part of the financial statements.

AVENEL SDN BHD
(Incorporated in Malaysia)

STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

GROUP	Share capital RM'000	Capital reserves RM'000	Exchange reserve RM'000	Accumulated losses RM'000	Total RM'000
Balance at 30 June 2000	100,000	293,136	(22)	(561,620)	(168,506)
Realisation of revaluation reserve upon amortisation of forest concessions	-	(8,845)	-	8,845	-
Translation adjustment for the year	-	-	(1)	-	(1)
Net loss for the financial year	-	-	-	(96,005)	(96,005)
Balance at 30 June 2001	100,000	284,291	(23)	(648,780)	(264,512)
Realisation of revaluation reserve upon amortisation of forest concessions	-	(8,843)	-	8,843	-
Translation adjustment for the year	-	-	(6)	-	(6)
Net loss for the financial year	-	-	-	(91,937)	(91,937)
Balance at 30 June 2002	100,000	275,448	(29)	(731,874)	(356,455)

COMPANY	Share capital RM'000	Accumulated losses RM'000	Total RM'000
Balance at 30 June 2000	100,000	(287,236)	(187,236)
Net loss for the financial year	-	(776,601)	(776,601)
Balance at 30 June 2001	100,000	(1,063,837)	(963,837)
Net loss for the financial year	-	(132,425)	(132,425)
Balance at 30 June 2002	100,000	(1,196,262)	(1,096,262)

The accompanying notes form an integral part of the financial statements.

AVENEL SDN BHD
(Incorporated in Malaysia)

CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	2002 RM'000	2001 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before taxation		(91,793)	(89,257)
Adjustments for non-cash items, interests and dividend	23(a)	158,599	189,694
Operating profit before working capital changes		66,806	100,437
Decrease/(Increase) in inventories		34,647	(18,150)
Decrease/(Increase) in trade and other receivables		13,948	(23,597)
(Decrease)/Increase in trade and other payables		(19,919)	2,278
Net cash generated from operations		95,482	60,968
Tax paid		(2,315)	(2,446)
Net cash inflow from operating activities		93,167	58,522
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(8,847)	(15,606)
Purchase of other investments		(5)	-
Proceeds from disposal of property, plant and equipment		807	706
Plantation development expenditure incurred		(9,659)	(19,901)
Decrease in amount due from related companies		14,666	345
Decrease/(Increase) in cash at bank held under Escrow Account		193	(251)
Dividend received		3	3
Interest received		157	590
Net cash outflow from investing activities		(2,685)	(34,114)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net repayment of short term borrowings		(18,606)	(2,738)
(Decrease)/Increase in amount due to ultimate holding company		(9,911)	18,136
Increase in amount due to related companies		160	1,977
Repayment of hire purchase creditors		(106)	(572)
Proceeds from shares issued to minority interests		-	422
Dividend paid		-	(238)
Dividend paid to a minority shareholder of a subsidiary		(24)	-
Interest paid		(8,598)	(24,137)
Net cash outflow from financing activities		(37,085)	(7,150)
Net increase in cash and cash equivalents		53,397	17,258
Cash and cash equivalents at beginning of the financial year		24,862	7,604
Cash and cash equivalents at end of the financial year	23(b)	78,259	24,862

The accompanying notes form an integral part of the financial statements.

AVENEL SDN BHD
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Note	2002 RM'000	2001 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before taxation		(132,425)	(776,601)
Adjustments for non-cash items, interests and dividend	23(a)	130,572	774,884
Operating loss before working capital changes		(1,853)	(1,717)
Decrease in other receivables		432	-
Increase in other payables		1,442	1,491
Net cash generated from/(used in) operations		21	(226)
Tax refund		474	48
Net cash inflow/(outflow) from operating activities		495	(178)
CASH FLOWS FROM INVESTING ACTIVITIES			
Increase in amount due from related companies		(23)	-
Dividend received		-	1,225
Interest received		11	12
Net cash (outflow)/inflow from investing activities		(12)	1,237
CASH FLOWS FROM FINANCING ACTIVITIES			
(Decrease)/Increase in amount due to ultimate holding company		(10,737)	18,136
Increase in amount due to related companies		15,886	-
Interest paid		(5,188)	(19,332)
Net cash outflow from financing activities		(39)	(1,196)
Net increase/(decrease) in cash and cash equivalents		444	(137)
Cash and cash equivalents at beginning of the financial year		419	556
Cash and cash equivalents at end of the financial year	23(b)	863	419

The accompanying notes form an integral part of the financial statements.

AVENEL SDN BHD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS
30 JUNE 2002

1. GOING CONCERN

As disclosed in Note 15 to the financial statements, the Company has ceased to service its term loan.

As disclosed in the last report, the Board of directors of the ultimate holding company, Amsteel Corporation Berhad, had approved a Group Wide Restructuring Scheme which will involve the restructuring of the Group's and the Company's debts and rationalisation of the Group structure whereby core businesses will be redefined and non-core businesses will be divested ("Proposed GWRS").

The directors are of the opinion that the Proposed GWRS referred to above will be successfully implemented. Accordingly, the directors consider that it is appropriate to prepare the financial statements of the Company on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or to amounts and classification of liabilities that may be necessary if the Company is unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention unless otherwise indicated in this summary of significant accounting policies.

The financial statements comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

b. BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating activities so as to obtain benefits from their activities. Under the acquisition method of accounting, the results of the subsidiary companies acquired and disposed of during the financial year are included in the income statements of the Group from the date of acquisition and up to the date of disposal.

All inter-company balances and transactions and unrealised surpluses and deficits on transactions between group companies have been eliminated on consolidation. Where necessary, accounting policies for subsidiary companies have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made of minority interests.

Goodwill arising on consolidation represents the difference between the purchase price and the fair value of the net assets of the subsidiary companies at the date of acquisition. Goodwill on consolidation is amortised over a period of twenty five years.

c. ASSOCIATED COMPANIES

A company, other than a subsidiary company, in which the Group has a long term equity investment of 20% to 50% and where the Group has representation on the Board and is in a position to exercise significant influence is accounted for as an associated company.

Investments in associated companies are accounted for in the consolidated financial statements by the equity method of accounting. Equity accounting involves recognising in the income statement the Group's share of the results of associated companies for the financial year. The Group's investments in associated companies are carried in the balance sheet at an amount that reflects its share of the net assets of the associated companies and includes goodwill on acquisition. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

Unrealised gain on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence on impairment of the asset transferred. Where necessary, in applying the equity method, adjustments are made to the financial statements of associated companies to ensure consistency of accounting policies within the Group.

When an associate holds an ownership interest in the Group, any profit or loss and any increment or decrement of net assets of the Group which the associate has accounted for in its financial statements, should be disregarded when the Group applies the equity method to account for its investment in the associate.

d. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation.

Freehold land and capital work-in-progress are not depreciated.

Long term leasehold land are amortised over the period of 50 years.

Depreciation of other property, plant and equipment is provided on the straight line basis to write off the cost of each asset over its estimated useful life.

The principal annual depreciation rates used are:

Long term leasehold land	1.65% - 2%
Buildings	2%
Pulp and paper mill, plant and machinery	2% - 20%
Housing colony and infrastructures	2% - 10%
Motor vehicles, furniture, fittings and equipment	10% - 25%

The carrying amounts of property, plant and equipment are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such an indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognised whenever the carrying amount of an item of property, plant and equipment exceeds its recoverable amount. The impairment loss is charged to the income statements. Any subsequent increase in recoverable amount is reduced by the amount that would have been recognised as depreciation had the write down not occurred.

e. PLANTATION DEVELOPMENT EXPENDITURE

Development and planting expenditure incurred in the establishment and development of the tree plantations, including a proportion of the Group's forestry division general charges incurred in relation to the planting of trees, are deferred and capitalised to plantation development expenditure. This expenditure is charged to the income statements when the trees are harvested upon maturity.

f. INVESTMENTS

Investments in subsidiary and associated companies in the Company's financial statements and other investments are stated at cost and allowance is made when the directors are of the opinion that there is a permanent diminution in value of an investment.

g. INVENTORIES

Trading merchandise, finished goods, work-in-progress and raw materials are stated at the lower of cost and net realisable value. Cost is determined principally on a weighted average basis. The cost of finished goods and work-in-progress includes cost of raw materials, direct labour and an appropriate proportion of manufacturing overheads. The cost of trading merchandise and raw materials includes the original purchase price plus the incidental cost incurred in bringing the inventories to their present location and condition.

Engineering spares, raw materials for paper production, fuel and lubricants and other inventories are valued at weighted average cost. Cost represents the original purchase price plus the incidental cost incurred in bringing the inventories to their present location and condition.

Log inventories are valued at the lower of cost and net realisable value. Cost is determined principally on the first-in first-out basis. The cost of commercial timber logs represents extraction fees and timber royalties accrued. The cost of pulp and fuel logs represents extraction fees and cost in bringing the inventories to their present location and condition.

Goods-in-transit are valued at cost.

In arriving at net realisable value, due allowance is made for damaged, obsolete or slow-moving inventories.

h. RECEIVABLES

Specific allowances are made for doubtful debts which have been individually reviewed and identified as bad or doubtful. In addition, general allowances are made to cover possible losses which are not specifically identified.

i. FOREST CONCESSIONS

Forest concessions, which consist of two forest areas of 158,623 hectares and 118,000 hectares, are stated at valuation less accumulated amortisation. The 158,623 hectares and 118,000 hectares of concession are amortised evenly over their estimated useful lives of 16 years and 99 years respectively.

j. HIRE PURCHASE

Property, plant and equipment acquired under hire purchase are capitalised in the financial statements and are depreciated in accordance with the policy set out in Note 2 (d) above. The corresponding outstanding obligations due under the hire purchase after deducting finance charges are included as liabilities in the financial statements. Finance charges are allocated to the income statements over the periods of the respective agreements on a "sum of digit" basis.

k. FOREIGN CURRENCIES

The financial statements are stated in Ringgit Malaysia.

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted rates where applicable. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date or at contracted rates, where applicable. All exchange differences arising therefrom are included in the income statement, with the exception of exchange differences on loans obtained for acquiring property, plant and equipment which are capitalised.

Assets and liabilities of overseas subsidiaries, denominated in foreign currencies, are translated into Ringgit Malaysia at the exchange rates ruling at the financial year end. Results of operations of those foreign entities are translated at an average rate for the financial year which best approximates the exchange rates at the dates of the transactions. Exchange differences arising from the restatement at financial year end rates of the opening net investments in overseas subsidiaries are dealt with through reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Company and translated at the exchange rate ruling at the date of the transaction.

The closing rate used in the translation is as follows:

RM1 = USD 0.26 (2001: RM1 = USD 0.26)

l. REVENUE RECOGNITION

Revenue from sale of goods is recognised when the goods are delivered.

Income from investment is included in the income statement when the right to receive payment has been established.

m. DEFERRED TAXATION

Provision is made, on the liability method, for taxation deferred by capital allowances and other timing differences, except where the tax effects of such timing differences are not expected to reverse in the foreseeable future.

Deferred tax benefits are recognised only if there is a reasonable expectation of their realisation.

n. CAPITALISATION OF FINANCE COST

Finance cost incurred on the construction of property, plant and equipment which require a period of time to get them ready for their intended use is capitalised and included as part of the cost of the related property, plant and equipment.

o. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash at bank and in hand, bank overdraft, demand deposit and other short term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

2. PROPERTY, PLANT AND EQUIPMENT

GROUP	Land and buildings RM'000	Pulp and paper mill, plant and machinery RM'000	Infrastructures RM'000	Motor vehicles, furniture, fittings and equipment RM'000	Capital work-in-progress RM'000	Total RM'000
NET BOOK VALUE						
At 1 July 2001	141,484	719,243	52,790	5,563	7,329	926,409
Additions	308	3,567	1,454	484	3,034	8,847
Disposals/written off	(677)	(42)	-	(4)	-	(723)
Reclassification	627	4,996	-	-	(5,623)	-
Depreciation charge	(8,078)	(38,861)	(3,942)	(1,957)	-	(52,838)
NET BOOK VALUE At 30 June 2002	133,664	688,903	50,302	4,086	4,740	881,695
At 30 June 2002						
Cost	205,433	1,252,262	96,806	30,353	4,740	1,589,594
Accumulated depreciation	(71,769)	(563,359)	(46,504)	(26,267)	-	(707,899)
Net book value	133,664	688,903	50,302	4,086	4,740	881,695
At 30 June 2001						
Cost	205,846	1,243,578	95,352	30,606	7,329	1,582,711
Accumulated depreciation	(64,362)	(524,335)	(42,562)	(25,043)	-	(656,302)
Net book value	141,484	719,243	52,790	5,563	7,329	926,409

Included in net book value of the property, plant and equipment are following assets acquired under hire purchases:

At 30 June 2002	-	-	-	310	-	310
At 30 June 2001	-	-	-	406	-	406

Analysis of land and buildings are as follows:

	Freehold land and buildings RM'000	Long term leasehold land and buildings RM'000	Housing colony RM'000	Total RM'000
NET BOOK VALUE				
At 1 July 2001	10,819	57,692	72,973	141,484
Additions	-	301	7	308
Disposal/written off	(241)	(436)	-	(677)
Reclassification	-	627	-	627
Depreciation charge	(133)	(3,327)	(4,618)	(8,078)
NET BOOK VALUE At 30 June 2002	10,445	54,857	68,362	133,664
At 30 June 2002				
Cost	11,361	78,981	115,091	205,433
Accumulated depreciation	(916)	(24,124)	(46,729)	(71,769)
Net book value	10,445	54,857	68,362	133,664
At 30 June 2001				
Cost	11,620	79,142	115,084	205,846
Accumulated depreciation	(801)	(21,450)	(42,111)	(64,362)
Net book value	10,819	57,692	72,973	141,484

The depreciation charge of the Group is allocated as follows:

	2002 RM'000	2001 RM'000
Income statement (Note 21)	49,968	46,211
Inventories	2,404	6,480
Plantation development expenditure (Note 3)	466	405
	52,838	53,096

As at 30 June 2002, certain freehold and long term leasehold land and buildings of the Group with net book value amounting to RM7,264,000 (2001: RM7,992,000) have been pledged as securities to certain local banks for bank overdraft and other credit facilities granted to a subsidiary company.

As at 30 June 2002, the titles to certain parcels of leasehold land of a subsidiary company with net book value totaling RM1,629,000 (2001: RM5,334,000) have not been registered in the name of the said subsidiary company.

Included in capital work-in-progress of the Group as at 30 June 2002 is an amount of RM1,265,000 (2001: Nil) representing the cost of equipment for a Management Information System acquired under finance lease.

3. PLANTATION DEVELOPMENT EXPENDITURE

	GROUP	
	2002 RM'000	2001 RM'000
At cost:		
At beginning of the financial year	121,705	101,399
Additions during the financial year	10,194	20,306
At end of the financial year	131,899	121,705
Cumulative amortisation:		
At beginning of the financial year	4,247	3,010
Amortisation during the financial year	69	1,237
At end of the financial year	4,316	4,247
Net	127,583	117,458

Charges to plantation development expenditure during the financial year include depreciation of property, plant and equipment amounting to RM466,000 (2001: RM405,000).

The amortisation expenses of the Group is allocate as follows:

	GROUP	
	2002 RM'000	2001 RM'000
Inventories	69	1,237

4. FOREST CONCESSIONS

	GROUP	
	2002 RM'000	2001 RM'000
Forest concessions - at valuation	388,200	388,200
Cumulative amortisation:		
At beginning of the financial year	44,084	33,288
Amortisation during the financial year	10,796	10,796
At end of the financial year	54,880	44,084
Net	333,320	344,116

The forest concessions consist of two forest areas with a total area of 276,623 hectares. The Group's forest concessions were revalued in 1998 by the directors based on independent valuation reports by a firm of professional valuers and surveyors on an open market value basis. The values attributable to the concessions of 158,623 hectares and 118,000 hectares are RM131,200,000 and RM257,000,000 respectively. The 158,623 hectares and 118,000 hectares of concessions are amortised evenly over their estimated useful lives of 16 years and 99 years respectively.

5. ASSOCIATED COMPANY

	GROUP	
	2002 RM'000	2001 RM'000
Unquoted shares at cost	11,667	11,667
Share of post acquisition reserves	(4,570)	(2,316)
	7,097	9,351

The associated company is as follows:

Name of Company	Country of Incorporation	Holding In Equity 2002	Holding In Equity 2001	Accounting Year end	Principal Activity
Kinabalu Motor Assembly Sendirian Berhad	Malaysia	20%	20%	30 June #	Assembly of Isuzu range of motor vehicles

Holding in equity by a subsidiary company.

The Group's interest in the associated company is analysed as follows:

	2002 RM'000	2001 RM'000
Share of net assets	6,573	8,827
Premium on acquisition	524	524
	7,097	9,351

6. INVESTMENTS

	GROUP	
	2002 RM'000	2001 RM'000
At cost:		
Quoted shares	47	42
Unquoted shares	140	140
Club membership	45	45
	232	227
Market value of quoted shares	62	36

7. SUBSIDIARY COMPANIES

	COMPANY	
	2002 RM'000	2001 RM'000
At cost:		
Quoted shares in Malaysia	1,190,682	1,190,682
Unquoted shares	146,000	146,000
	1,336,682	1,336,682
Allowance for foreseeable loss on divestment of a subsidiary company	(700,000)	(657,000)
	636,682	679,682
Market value of quoted shares	273,857	306,175

The quoted shares were pledged as security to a bank for a term loan facility granted to the Company amounting to RM1,127 million.

The subsidiary companies are as follows:

Name of Company	Country of Incorporation	Holding in Equity 2002	2001	Principal Activities
Sabah Forest Industries Sdn Bhd	Malaysia	97.78%	97.78%	# Integrated wood-based activities and pulp and paper mill operations
SFI Paper Pte Ltd	Singapore	100%	100%	# Dormant
Sabah Pulp & Paper Mill Sdn Bhd	Malaysia	100%	100%	# Dormant
Posim Berhad	Malaysia	83.70%	83.70%	Investment holding, trading and distribution of building materials
Posim Petroleum Marketing Sdn Bhd	Malaysia	100%	100%	# Trading and distribution of petroleum products
Posim Industrial Equipment Sdn Bhd	Malaysia	100%	100%	# Trading, servicing, hiring and distribution of industrial machines and equipment
Posim Agricultural Products Sdn Bhd	Malaysia	100%	100%	# Dormant
Ototek Sdn Bhd	Malaysia	70%	70%	# Trading and distribution of lubricants, spark plugs and automotive components
Posim Petroleum Products Sdn Bhd	Malaysia	100%	100%	# Manufacturing of petroleum products
Stoller Chemical Company (M) Sdn Bhd	Malaysia	100%	100%	# Dormant
Fabulous Contour Sdn Bhd	Malaysia	100%	100%	# Dormant
SC Nominees Sdn Bhd	Malaysia	100%	100%	# Investment holding

\# Holding in equity by a subsidiary company.

The financial statements of all the subsidiary companies as at 30 June 2002 are not audited by Ong Boon Bah & Co.

8. GOODWILL ON CONSOLIDATION

	GROUP	
	2002 RM'000	2001 RM'000
Goodwill on consolidation	113,980	113,978
Cumulative amortisation:		
At beginning of the financial year	20,155	15,656
Amortisation during the financial year	4,499	4,499
At end of the financial year	24,654	20,155
Net	89,326	93,823

9. INVENTORIES

	GROUP	
	2002 RM'000	2001 RM'000
At cost:		
Finished goods		
- paper	20,560	33,411
- sawn timber	2,122	2,484
- plywood	563	1,861
- veneer	377	2,915
- others	1,153	1,555
Commercial timber logs	655	625
Work-in-progress		
- paper	2,587	2,896
- sawn timber	3,065	3,293
- veneer	1,533	1,975
- plywood	169	551
Raw materials	12,206	17,022
Pulp and fuel logs	15,816	19,866
Engineering spares	28,706	29,617
Fuel and lubricants	1,913	2,442
Trading merchandise	3,228	3,577
Goods-in-transit	-	2,387
Others	3,643	4,272
At net realisable value:		
Trading merchandise	71	92
Others	16	18
	98,383	130,859
Allowance for slow moving and obsolescence	(767)	(810)
	97,616	130,049

10. TRADE RECEIVABLES

	GROUP	
	2002 RM'000	2001 RM'000
Trade receivables	84,291	105,401
Allowance for doubtful debts	(4,729)	(4,302)
	79,562	101,099

11. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Other receivables	14,456	9,133	-	310
Allowance for doubtful debts	(65)	-	-	-
	14,391	9,133	-	310
Deposits and prepayments	4,274	2,335	-	122
	18,665	11,468	-	432

12. CASH AND BANK BALANCES

Included in cash and bank balances of the Group is an amount of RM58,478 (2001: RM250,924) representing cash held under Escrow Account pursuant to the Master Restructuring Agreement entered into between a subsidiary company and certain local banks. In accordance with the said agreement, utilisation of cash held under the Escrow Account is restricted to repayment of bank borrowings and payment of interest, commission, fees and other charges to the banks.

13. OTHER PAYABLES AND ACCRUALS

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Other payables	394	396	394	396
Accruals	184,238	141,384	148,310	101,916
	184,632	141,780	148,704	102,312

14. HIRE PURCHASE LIABILITIES

	GROUP	
	2002 RM'000	2001 RM'000
Hire purchase liabilities	268	395
Interest-in-suspense	(54)	(75)
	214	320

The hire purchase liabilities are repayable as follows:

Within one year	68	106
From two to five years	146	214
	214	320

The interest rates implicit in these hire purchase obligations range from 5% to 10% (2001: 5% to 17%) per annum.

15. SHORT TERM BORROWINGS

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Secured:				
Bank overdrafts	5,352	5,598	-	-
Bills payable	21,399	23,349	-	-
Revolving credit	68,165	84,821	60,465	60,465
Term loans	762,538	762,538	762,538	762,538
	857,454	876,306	823,003	823,003

The term loans of the Company are secured by a bank guarantee issued by an offshore financial institution, a third party first legal charge on landed properties worth RM697 million (2001: RM655 million) of related companies and an undertaking by the shareholders to enable the Company to meet its financial obligations. Certain quoted shares beneficially owned by related companies are also pledged against the facilities.

The other credit facilities obtained by certain subsidiary companies are secured by:

(i) a negative pledge on the assets of a subsidiary company with carrying value of RM83 million (2001: RM83 million);

(ii) corporate guarantee by two of the subsidiary companies to the extend of RM38.5 million (2001: RM38 million);

(iii) letter of awareness from the Company and the ultimate holding company;

(iv) letter of undertaking from a subsidiary company, Posim Berhad, to maintain an effective shareholding of not less than 51% of the issued share capital of its indirect subsidiary company, Sabah Forest Industries Sdn Bhd;

(v) a first fixed charge under the National Land Code 1965 and an absolute legal assignment over the freehold and long leasehold land and building of a subsidiary company with carrying value of RM7,264,000 (2001: RM7,992,000). An assignment of the sale and purchase agreements over other buildings of the said subsidiary company; and

(vi) a debenture containing a floating charge over the current asset of two subsidiary companies.

Short term borrowings carry interest rates ranging from 2.78% to 8.05% (2001: 3.20% to 8.80%) per annum.

The Company has ceased to service its principal borrowings pending the finalisation and implementation of the restructuring scheme as explained under Note 1.

16. SHARE CAPITAL

	GROUP AND COMPANY	
	2002 RM'000	2001 RM'000
Authorised:		
100,000,000 ordinary shares of RM1.00 each	100,000	100,000
Issued and fully paid:		
100,000,000 ordinary shares of RM1.00 each	100,000	100,000

17. RESERVES

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Non-distributable				
Capital reserve	275,448	284,291	-	-
Exchange reserve	(29)	(23)	-	-
	275,419	284,268	-	-
Accumulated losses	(731,874)	(648,780)	(1,196,262)	(1,063,837)
	(456,455)	(364,512)	(1,196,262)	(1,063,837)

18. DEFERRED TAXATION

	GROUP	
	2002 RM'000	2001 RM'000
Deferred taxation provided for in the financial statements:		
- timing difference in respect of excess of capital allowances over depreciation of property, plant and equipment	325	278
- others	(87)	(27)
	238	251
Deferred tax assets/(liabilities) not provided for in the financial statements:		
- timing difference in respect of unabsorbed tax losses, capital allowances and unutilised reinvestment allowances and investment tax credits	575,379	583,893
- timing difference in respect of excess of capital allowances over depreciation of property, plant and equipment	(150,904)	(155,067)
- other timing differences	264	231
Net deferred tax asset	424,739	429,057

19. REVENUE

Revenue for the Group represents dividend income, interest income and invoiced value of goods sold and services rendered to third parties, net of return and allowances.

Revenue for the Company represents dividend income and interest income.

Details of revenue of the Group and Company are as follows:

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Sales of goods	466,956	538,432	-	-
Servicing income	848	738	-	-
Hiring income	267	331	-	-
Gross dividend income from investment quoted in Malaysia	3	4	-	170
Interest income	34	47	34	47
	468,108	539,552	34	217

20. PROFIT/(LOSS) FROM OPERATIONS

Profit/(Loss) from operations is arrived at:

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
After charging:				
Auditors' remuneration:				
- current year	154	150	3	3
- prior year	-	8	-	-
Amortisation of goodwill on consolidation	4,499	4,499	-	-
Amortisation of forest concessions	10,796	10,796	-	-
Depreciation	49,968	46,211	-	-
Allowance for doubtful debts	3,975	11,677	-	-
Rental expenses on:				
- plant and machinery	1,861	3,378	-	-
- premises	958	920	-	-
Gain on foreign exchange	-	(1,120)	-	-
Allowance for slow moving and inventories obsolescence	176	242	-	-
Allowance for foreseeable loss on divestment of a subsidiary company	-	-	43,000	657,000
Loss on disposal of property plant and equipment	-	164	-	-
Inventories written down	13	220	-	-
Bad debts written off	2	260	-	-
Property, plant and equipment written off	5	-	-	-
Directors' remuneration				
- fees	371	115	-	-
And crediting:				
Interest income from:				
- related companies	47	82	23	35
- holding company	2,861	5,550	-	-
- others	959	590	11	12
Rental income	724	873	-	-
Dividend income from:				
- a quoted subsidiary company	-	-	-	170
- others	3	4	-	-
Bad debts recovered	106	10	-	-
Allowance for doubtful debts no longer required	110	774	-	-
Inventories written back	-	70	-	-
Gain on disposal of property, plant and equipment	88	-	-	-

21. FINANCE COSTS

	GROUP		COMPANY	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Interest expenses on:				
- ultimate holding company balance	37,357	42,527	37,357	42,527
- related companies balances	174	303	74	184
- subsidiary companies balances	-	-	38	40
- term loans	46,890	69,917	46,890	69,917
- revolving credit	3,246	5,433	3,247	5,433
- lease and hire purchase	21	138	-	-
- bank overdrafts	3,291	4,548	-	-
	90,979	122,866	87,606	118,101

22. TAXATION

	GROUP	
	2002	2001
	RM'000	RM'000
Current year	1,698	2,400
Prior years	(19)	49
Recovery of tax deducted at source on dividend income from subsidiary company	-	(48)
Deferred taxation	(13)	1
	1,666	2,402

Taxation is provided for the Group for the financial year of 2002 and 2001 despite losses incurred mainly due to certain expenses which are not deductible for tax purposes and losses of certain subsidiary companies which for tax purposes cannot be offset with profits of other subsidiary companies within the Group. The provision also takes into account the utilisation of investment tax credits by a subsidiary company to partially set off the income that would otherwise be taxable.

23. CASH FLOW STATEMENTS

a) Adjustments for non-cash items, interests and dividend

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Depreciation	49,968	46,211	-	-
Amortisation of goodwill on consolidation	4,499	4,499	-	-
Amortisation of forest concessions	10,796	10,796	-	-
Interest expenses	90,979	122,866	87,606	118,101
Interest income	(3,867)	(6,222)	(34)	(47)
Dividend income	(3)	(4)	-	(170)
(Gain)/Loss on disposal of property, plant and equipment	(88)	164	-	-
Allowance for doubtful debts	3,975	10,903	-	-
Allowance for doubtful debts no longer required	(110)	-	-	-
Bad debt written off	2	260	-	-
Share of results in associated company	2,254	(171)	-	-
Allowance for slow moving and inventories obsolescence	176	242	-	-
Allowance for foreseeable loss on divestment of a subsidiary company	-	-	43,000	657,000
Inventories written back	-	(70)	-	-
Inventories written down	13	220	-	-
Property, plant and equipment written off	5	-	-	-
	158,599	189,694	130,572	774,884

b) Cash and cash equivalents at end of the financial year

	GROUP		COMPANY	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Cash and bank balances	22,750	23,373	4	81
Bank overdrafts	(5,352)	(5,598)	-	-
Fixed deposit with financial institutions	60,919	7,338	859	338
	78,317	25,113	863	419
Cash at bank held under Escrow Account	(58)	(251)	-	-
	78,259	24,862	863	419

24. CONTINGENT LIABILITIES

	GROUP	
	2002 RM'000	2001 RM'000
Legal claims in respect of the termination of contracts for the extraction and sale of timber - unsecured	313,300	313,300

25. SIGNIFICANT RELATED PARTY TRANSACTIONS

Related parties represent entities in which a director or a substantial shareholder of the Company or its subsidiaries or persons connected to such director or substantial shareholder has an interest, excluding those parties disclosed as related companies in the financial statements.

Significant transactions undertaken with related parties during the financial year are as follows:

	GROUP	
	2002 RM'000	2001 RM'000
a) Sales of goods to:		
Megasteel Sdn Bhd	446	424
Bright Steel Sdn Bhd	310	338

	GROUP	
	2002 RM'000	2001 RM'000
b) Purchase of goods from:		
Boustead Johan Edaran Sdn Bhd	954	1,435
Bright Steel Sdn Bhd	284	535
c) Purchase of property, plant and equipment from KMA Marketing Sdn Bhd	18	119
d) Rental expenses payable to Inverfin Sdn Bhd	371	390
e) Insurance premium payable to Affin Insurance Brokers Sdn Bhd	8,559	4,769

Megasteel Sdn Bhd and KMA Marketing Sdn Bhd are subsidiary companies of Lion Corporation Berhad, a substantial shareholder of Amsteel Corporation Berhad.

Bright Steel Sdn Bhd is a subsidiary company of Amalgamated Containers Berhad, an associated company of Amsteel Corporation Berhad.

Boustead Johan Edaran Sdn Bhd is a subsidiary company of Boustead Holdings Berhad, a company in which a substantial shareholder is also a substantial shareholder of Amsteel Corporation Berhad.

Inverfin Sdn Bhd is an associated company of Amsteel Corporation Berhad.

Affin Insurance Brokers Sdn Bhd is a subsidiary company of Affin-ACF Holdings Berhad, a company in which a substantial shareholder is also a substantial shareholder of Amsteel Corporation Berhad.

Related companies represent subsidiary companies of Amsteel Corporation Berhad.

Significant transactions undertaken with related companies during the financial year are as follow:

	GROUP	
	2002 RM'000	2001 RM'000
a) Sales of goods to:		
Amsteel Mills Sdn Bhd	1,180	1,118
Silverstone Berhad	2,186	2,582
Parkson Corporation Sdn Bhd	163	149
b) Purchase of goods from Angkasa Marketing Berhad	4,719	15,932
c) Transport service charges payable to Amsteel Mills Sdn Bhd	108	192
d) Purchase of property, plant and equipment from Lion Suzuki Marketing Sdn Bhd	-	146
e) Rental expenses payable to Lion Suzuki Motor Sdn Bhd	445	332

Amsteel Mills Sdn Bhd is a subsidiary company of Lion Land Berhad, a subsidiary of Amsteel Corporation Berhad.

Silverstone Berhad and Angkasa Marketing Berhad are subsidiary companies of Amsteel Corporation Berhad.

Parkson Corporation Sdn Bhd is a subsidiary company of Timuriang Sdn Bhd, a subsidiary of Amsteel Corporation Berhad.

Lion Suzuki Marketing Sdn Bhd and Lion Suzuki Motor Sdn Bhd are subsidiary companies of Angkasa Marketing Berhad, a subsidiary of Amsteel Corporation Berhad.

The amounts due from/to related companies, holding company and subsidiary companies which arose mainly from inter-company advances, payments on behalf and trade transactions are unsecured, interest bearing and have no fixed repayment terms.

The directors of the Group are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable than those arranged with independent third parties.

There is no significant related party transaction for the Company during the financial year.

26. CAPITAL COMMITMENTS

The Group has the following capital commitments:

	GROUP	
	2002 RM'000	2001 RM'000
Approved and contracted for:		
Purchase of property, plant and equipment	485	954
Approved but not contracted for:		
Purchase of property, plant and equipment	12,168	13,907
Plantation development expenditure	13,716	18,470
	25,884	32,377
	26,369	33,331

27. CORPORATE INFORMATION

a. The Company is a private limited company incorporated and domiciled in Malaysia.

b. Registered office and principal place of business

The registered office and principal place of business of the Company are both located at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

c. Number of employees

	GROUP		COMPANY	
	2002	2001	2002	2001
Total number of employees as at the end of the financial year	2,262	2,656	-	-

d. Holding and ultimate holding company

The company is a subsidiary of Amsteel Corporation Berhad, a quoted company incorporated in Malaysia, which is regarded by the directors as its ultimate holding company.

28. SIGNIFICANT EVENT

As reported in the previous financial statements, the transactions to be undertaken by Amsteel Corporation Berhad ("Amsteel"), the ultimate holding company of the Company and Lion Land Berhad ("LLB"), a related company, pursuant to a Group Wide Restructuring Scheme ("Proposed GWRS"), would include, inter alia, the acquisition of 100% equity interest in Posim Berhad ("Posim") by LLB (31%) and Amsteel Mills Sdn Bhd (69%), a subsidiary of LLB.

Subsequent to the aforesaid, Amsteel and LLB had on 26 March 2002 announced a revision of certain terms of the Proposed GWRS ("Revised Proposed GWRS").

Under the Revised Proposed GWRS, LLB and Amsteel Mills Sdn Bhd would now acquire 23.44% and 60.26% equity interest in Posim, respectively.

The Revised Proposed GWRS is still in progress.

INFORMATION ON ACB

1. HISTORY AND BUSINESS

ACB was incorporated in Malaysia on 10 October 1974 as Kinta Steel Sdn Bhd under the Cos Act. It changed its name to Amalgamated Steel Mills Sdn Bhd on 9 July 1976. It was converted into a public company on 18 June 1982. ACB was listed on the Main Board of the KLSE on 13 January 1983. It adopted its current name on 12 December 1994.

Before the Proposed GWRS, ACB is an investment holding company whose subsidiaries are involved in the manufacture and marketing of steel bars, wire rods and hot briquetted iron ("HBI"), distribution and manufacture of tyres, rubber compound and other related products, manufacture of light trucks and buses and motorcycle parts and accessories, sale and distribution of "Suzuki" motor vehicles, beer brewing, integrated wood based activities and pulp and paper mill operation, property development, cultivation of rubber and oil palm, processing of palm oil and plantation management and operation of departmental stores and hypermarket.

The Proposed Corporate Restructuring Exercise of ACB to be implemented pursuant to the Proposed GWRS seeks to rationalise the activities of the ACB Group. Following the implementation of the Proposed Corporate Restructuring Exercise of ACB, the ACB Group would concentrate on the operation of departmental stores and hypermarkets, cultivation of rubber and oil palm and processing of palm oil and plantation management and property development.

OPERATION OF DEPARTMENTAL STORES AND HYPERMARKETS

The details of ACB's departmental stores / hypermarkets are as follows:

Parkson stores and Xtra Supercenters located in Malaysia

Departmental stores / hypermarkets and location	Trading area in square meters
Parkson Grand	
Suria KLCC, Kuala Lumpur	10,361
Sungai Wang Plaza, Kuala Lumpur	12,336
Atria, Damansara Jaya, Selangor	9,335
Subang Parade, Subang Jaya, Selangor	8,964
Mahkota Parade, Melaka	8,726
Holiday Inn Plaza, Johor Bahru, Johor	5,492
Kuching, Sarawak	5,977
Miri, Sarawak	5,353
Wawasan Plaza, Kota Kinabalu, Sabah	5,459
Gurney Plaza, Penang	9,782
Prangin Mall Komtar, Penang	10,188
Klang Parade, Klang, Selangor	6,506
Seremban Parade, Seremban, Negeri Sembilan	6,383
Ipoh Parade, Ipoh, Perak	11,555
Parkson Ria	
Batu Gajah, Perak	1,365
Petani Parade, Sungai Petani, Kedah	6,141
Kajang, Selangor	5,309
Kuantan Plaza, Kuantan, Pahang	6,376
TAR Complex, Johor	2,245
Pontian, Johor	1,093
Mersing, Johor	883
Skudai, Johor	3,291

Departmental stores / hypermarkets and location	Trading area in square meters
Karamunsing, Kota Kinabalu, Sabah	1,131
Labuan	3,111
Sibu, Sarawak	3,944
<u>Xtra Supercenter Sdn Bhd</u>	
The Mines Mall, Selangor	5,601
Klang Parade, Klang, Selangor	4,589
Ipoh Parade, Ipoh, Perak	1,988
Southern City, Johor Bahru, Johor	6,648
Prangin Mall Komtar, Penang	1,451

The total number of staff employed by Parkson Malaysia and Xtra Supercenters as at 25 November 2002 are 1,869 and 512 respectively. The principal markets targeted by Parkson Malaysia are the middle and upper class income group whereas the principal market targeted by Xtra Supercenters is the lower class income group.

Parkson stores and Xtra Supercenters located in PRC

Departmental stores / hypermarkets and location	Trading area in square meters
Parkson, Beijing	26,485
Parkson, Shanghai	14,097
Parkson, Chengdu	7,270
Parkson, Dalian	13,630
Parkson, Qingdao	22,006
Parkson, Wuhan Shopping Centre	83,000
Parkson, Wuxi	15,658
Parkson, Yangzhou	12,035
Parkson, Xian	11,640
Parkson, Chongqing	6,059
Parkson, Mianyang	13,384
Parkson, Nanshan	3,500
Parkson, Inner Mongolia	14,000
Parkson, Jimou	12,216
Parkson, Laoshan	16,422
Parkson, Hefei	22,128
Parkson, Weifang	22,000
Parkson, Langgao	14,687
Parkson, Anshan	34,364
Parkson, Zhongshang	5,517
Parkson, Lanzhou	11,776
Parkson, Haisheng	7,550
Parkson, Guiyang	9,274
Parkson, Deyang	7,300
Parkson, Guangzhou	19,879
Parkson, Kunming	19,866
Parkson, Moer	25,000
Parkson, Hunan	8,709
Parkson, Taiyuan, Shanxi	26,598
Parkson, Shantou	13,002
Parkson, Shenyang	34,093
Xtra Supercenter, Zibo	7,395
Xtra Supercenter, Shenyang	8,660
Xtra Supercenter, Xining	10,000

As at 25 November 2002, Parkson China employed approximately 6,000 staff. The principal area targeted by Parkson China are the provincial capitals, where the population is approximately 1 million and the age group is between 18 and 38 years of age.

CULTIVATION OF RUBBER AND OIL PALM, PROCESSING OF PALM OIL, PLANTATION MANAGEMENT AND PROPERTY DEVELOPMENT

ACB Group's principal activities of cultivation of rubber and oil palm, processing of palm oil, plantation management and property development after the Proposed Corporate Restructuring Exercise of ACB would be carried out via Akurjaya and Hiap Joo Chong. The details of the properties of Akurjaya and Hiap Joo Chong are set out in Section 6 below.

2. SHARE CAPITAL

As at 25 November 2002, the authorised share capital and issued and fully paid-up share capital of ACB are as follows:

	No. of ordinary shares	Par value (RM)	Total (RM)
Authorised	2,000,000,000	0.50	1,000,000,000
Issued and fully paid-up	1,259,593,001	0.50	629,796,500.50

Details of the changes in ACB's issued and fully paid-up share capital since incorporation up to 25 November 2002 are as follows:

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
10.10.1974	2	1.00	Cash	2
28.05.1976	3	1.00	Cash	5
04.01.1978	5,736,000	1.00	Cash	5,736,005
11.07.1978	6,263,995	1.00	Cash	12,000,000
08.02.1980	12,000,000	1.00	Bonus issue of 1 for 1	24,000,000
06.05.1981	2,400,000	1.00	Rights issue of 1 for 10 at RM1.00 per share	26,400,000
01.09.1981	11,600,000	1.00	Bonus issue of 29 for 66	38,000,000
20.02.1982	22,000,000	1.00	Bonus issue of 11 for 19	60,000,000
27.03.1982	12,000,000	1.00	Rights issue of 1 for 5 at RM1.00 per share	72,000,000
29.12.1982	13,000,000	1.00	Public issue at RM1.00 per share	85,000,000
16.12.1983	Sub-division of the par value of shares from RM1.00 per share to RM0.50 per share			85,000,000
01.02.1984	170,000,000	0.50	Bonus issue of 1 for 4 and rights issue of 3 for 4 at RM0.70 per share	170,000,000
15.01.1988	50,000,000	0.50	Acquisition of Inview Corporation Sdn Bhd at RM1.00 per share	195,000,000

INFORMATION ON ACB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
26.05.1988	10,177,494	0.50	Acquisition of 45.4% of Suzuki Assemblers Malaysia Sdn. Bhd. and 49% of Lion Suzuki Marketing Sdn Bhd at RM1.10 per share	200,088,747
22.08.1988	9,822,506	0.50	Special issue at RM1.10 per share	205,000,000
09.06.1990	65,000	0.50	Exercise of ESOS at RM4.03 per share	205,032,500
20.06.1990	101,000	0.50	Exercise of ESOS at RM4.03 per share	205,083,000
04.07.1990	32,000	0.50	Exercise of ESOS at RM4.03 per share	205,099,000
21.07.1990	167,000	0.50	Exercise of ESOS at RM4.03 per share	205,182,500
10.08.1990	71,000	0.50	Exercise of ESOS at RM4.03 per share	205,218,000
30.08.1990	14,000	0.50	Exercise of ESOS at RM4.03 per share	205,225,000
11.09.1990	46,000	0.50	Exercise of ESOS at RM4.03 per share	205,248,000
25.03.1991	3,000	0.50	Exercise of ESOS at RM4.03 per share	205,249,500
30.04.1991	107,000	0.50	Exercise of ESOS at RM4.03 per share	205,303,000
18.05.1991	35,000	0.50	Exercise of ESOS at RM4.03 per share	205,320,500
25.05.1991	58,000	0.50	Exercise of ESOS at RM4.03 per share	205,349,500
29.05.1991	187,000	0.50	Exercise of ESOS at RM4.03 per share	205,443,000
13.06.1991	179,000	0.50	Exercise of ESOS at RM4.03 per share	205,532,500
26.06.1991	51,000	0.50	Exercise of ESOS at RM4.03 per share	205,558,000
09.07.1991	34,000	0.50	Exercise of ESOS at RM4.03 per share	205,575,000
18.07.1991	14,000	0.50	Exercise of ESOS at RM4.03 per share	205,582,000
06.08.1991	24,000	0.50	Exercise of ESOS at RM4.03 per share	205,594,000
19.04.1993	205,594,000	0.50	Rights issue of 1 for 2 at RM1.65 per share	308,391,000
13.05.1993	10,000	0.50	Exercise of ESOS at RM2.72 per share	308,396,000
25.05.1993	29,000	0.50	Exercise of ESOS at RM2.72 per share	308,410,500
29.05.1993	17,000	0.50	Exercise of ESOS at RM2.72 per share	308,419,000
22.06.1993	284,000	0.50	Exercise of ESOS at RM2.72 per share	308,561,000
07.07.1993	4,000	0.50	Exercise of ESOS at RM2.72 per share	308,563,000
25.08.1993	9,000	0.50	Exercise of ESOS at RM2.72 per share	308,567,500
02.09.1993	642,000	0.50	Exercise of ESOS - 605,000 shares @ RM2.72 per share 37,000 shares @RM3.17 per share	308,888,500
09.09.1993	1,098,000	0.50	Exercise of ESOS - 757,000 shares @ RM2.72 per share 323,000 shares @RM3.17 per share 18,000 shares @RM3.24 per share	309,437,500

INFORMATION ON ACB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
17.09.1993	363,000	0.50	Exercise of ESOS - 321,000 shares @ RM2.72 per share 34,000 shares @RM3.17 per share 8,000 shares @RM3.24 per share	309,619,000
05.10.1993	494,000	0.50	Exercise of ESOS - 311,000 shares @ RM2.72 per share 148,000 shares @RM3.17 per share 35,000 shares @RM3.24 per share	309,866,000
19.10.1993	144,000	0.50	Exercise of ESOS - 133,000 shares @ RM2.72 per share 11,000 shares @RM3.17 per share	309,938,000
30.10.1993	506,000	0.50	Exercise of ESOS - 241,000 shares @ RM2.72 per share 197,000 shares @RM3.17 per share 68,000 shares @RM3.24 per share	310,191,000
15.11.1993	560,000	0.50	Exercise of ESOS - 256,000 shares @ RM2.72 per share 286,000 shares @RM3.17 per share 18,000 shares @RM3.24 per share	310,471,000
27.11.1993	837,000	0.50	Exercise of ESOS - 205,000 shares @ RM2.72 per share 431,000 shares @RM3.17 per share 201,000 shares @RM3.24 per share	310,889,500
11.12.1993	1,327,000	0.50	Exercise of ESOS - 274,000 shares @ RM2.72 per share 407,000 shares @RM3.17 per share 162,000 shares @RM3.24 per share 484,000 shares @RM3.73 per share	311,553,000
16.12.1993	1,769,000	0.50	Exercise of ESOS - 130,000 shares @ RM2.72 per share 584,000 shares @RM3.17 per share 173,000 shares @RM3.24 per share 882,000 shares @RM3.73 per share	312,437,500
17.01.1994	800,000	0.50	Exercise of ESOS - 135,000 shares @ RM2.72 per share 143,000 shares @RM3.17 per share 141,000 shares @RM3.24 per share 381,000 shares @RM3.73 per share	312,837,500
19.01.1994	435,000	0.50	Exercise of ESOS - 27,000 shares @ RM2.72 per share 63,000 shares @RM3.17 per share 59,000 shares @RM3.24 per share 286,000 shares @RM3.73 per share	313,055,000

INFORMATION ON ACB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
31.01.1994	103,000	0.50	Exercise of ESOS - 20,000 shares @ RM2.72 per share 26,000 shares @RM3.17 per share 23,000 shares @RM3.24 per share 34,000 shares @RM3.73 per share	313,106,500
18.02.1994	33,000	0.50	Exercise of ESOS - 5,000 shares @ RM2.72 per share 10,000 shares @RM3.17 per share 2,000 shares @RM3.24 per share 16,000 shares @RM3.73 per share	313,123,000
28.02.1994	191,000	0.50	Exercise of ESOS - 4,000 shares @ RM2.72 per share 32,000 shares @RM3.17 per share 97,000 shares @RM3.24 per share 58,000 shares @RM3.73 per share	313,218,500
11.03.1994	123,000	0.50	Exercise of ESOS - 7,000 shares @ RM2.72 per share 19,000 shares @RM3.17 per share 8,000 shares @RM3.24 per share 89,000 shares @RM3.73 per share	313,280,000
24.03.1994	21,000	0.50	Exercise of ESOS - 3,000 shares @ RM2.72 per share 5,000 shares @RM3.24 per share 13,000 shares @RM3.73 per share	313,290,500
31.03.1994	3,000	0.50	Exercise of ESOS - 1,000 shares @ RM2.72 per share 2,000 shares @RM3.17 per share	313,292,000
14.04.1994	2,000	0.50	Exercise of ESOS - 1,000 shares @ RM2.72 per share 1,000 shares @RM3.17 per share	313,293,000
28.04.1994	55,000	0.50	Exercise of ESOS - 15,000 shares @ RM2.72 per share 17,000 shares @RM3.17 per share 3,000 shares @RM3.24 per share 20,000 shares @RM3.73 per share	313,320,500
12.05.1994	17,000	0.50	Exercise of ESOS - 12,000 shares @ RM2.72 per share 5,000 shares @RM3.17 per share	313,329,000
10.06.1994	8,000	0.50	Exercise of ESOS - 2,000 shares @ RM2.72 per share 1,000 shares @RM3.17 per share 5,000 shares @RM3.24 per share	313,333,000
27.06.1994	5,000	0.50	Exercise of ESOS - 2,000 shares @ RM2.72 per share 2,000 shares @RM3.17 per share 1,000 shares @RM3.24 per share	313,335,500

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
12.07.1994	10,000	0.50	Exercise of ESOS - 8,000 shares @ RM2.72 per share 2,000 shares @RM3.17 per share	313,340,500
30.07.1994	6,000	0.50	Exercise of ESOS at RM2.72 per share	313,343,500
17.08.1994	112,000	0.50	Exercise of ESOS - 32,000 shares @ RM2.72 per share 27,000 shares @RM3.17 per share 53,000 shares @RM3.24 per share	313,399,500
26.08.1994	144,000	0.50	Exercise of ESOS - 21,000 shares @ RM2.72 per share 55,000 shares @RM3.17 per share 56,000 shares @RM3.24 per share 12,000 shares @RM3.73 per share	313,471,500
09.09.1994	265,000	0.50	Exercise of ESOS - 27,000 shares @ RM2.72 per share 54,000 shares @RM3.17 per share 162,000 shares @RM3.24 per share 22,000 shares @RM3.73 per share	313,604,000
21.09.1994	247,000	0.50	Exercise of ESOS - 5,000 shares @ RM2.72 per share 43,000 shares @RM3.17 per share 40,000 shares @RM3.24 per share 159,000 shares @RM3.73 per share	313,727,500
29.09.1994	373,000	0.50	Exercise of ESOS - 11,000 shares @ RM2.72 per share 82,000 shares @RM3.17 per share 24,000 shares @RM3.24 per share 256,000 shares @RM3.73 per share	313,914,000
12.10.1994	728,000	0.50	Exercise of ESOS - 19,000 shares @ RM2.72 per share 87,000 shares @RM3.17 per share 79,000 shares @RM3.24 per share 543,000 shares @RM3.73 per share	314,278,000
19.10.1994	303,000	0.50	Exercise of ESOS - 2,000 shares @ RM2.72 per share 31,000 shares @RM3.17 per share 17,000 shares @RM3.24 per share 253,000 shares @RM3.73 per share	314,429,500
01.11.1994	238,000	0.50	Exercise of ESOS - 9,000 shares @ RM2.72 per share 6,000 shares @RM3.17 per share 104,000 shares @RM3.24 per share 119,000 shares @RM3.73 per share	314,548,500
14.12.1994	119,000	0.50	Exercise of ESOS - 20,000 shares @ RM3.17 per share 17,000 shares @RM3.24 per share 82,000 shares @RM3.73 per share	314,608,000

INFORMATION ON ACB

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
14.01.1995	1,000	0.50	Exercise of ESOS at RM3.17 per share	314,608,500
17.03.1995	5,000	0.50	Exercise of ESOS at RM3.17 per share	314,611,000
22.05.1995	8,000	0.50	Exercise of ESOS - 4,000 shares @RM3.17 per share 4,000 shares @RM3.24 per share	314,615,000
27.06.1995	4,000	0.50	Exercise of ESOS at RM3.64 per share	314,617,000
20.07.1995	68,000	0.50	Exercise of ESOS at RM3.64 per share	314,651,000
10.08.1995	52,000	0.50	Exercise of ESOS - 14,000 shares @RM2.72 per share 38,000 shares @RM3.64 per share	314,677,000
24.08.1995	75,000	0.50	Exercise of ESOS - 4,000 shares @RM3.17 per share 7,000 shares @RM3.24 per share 60,000 shares @RM3.64 per share 4,000 shares @RM3.73 per share	314,714,500
12.09.1995	45,000	0.50	Exercise of ESOS - 1,000 shares @RM3.17 per share 30,000 shares @RM3.64 per share 14,000 shares @RM3.73 per share	314,737,000
15.09.1995	35,000	0.50	Exercise of ESOS - 4,000 shares @RM3.17 per share 30,000 shares @RM3.64 per share 1,000 shares @RM3.73 per share	314,754,500
28.09.1995	503,607,200	0.50	Bonus issue of 3 for 5 and Dividends in Specie of 1 for 5	566,558,100
20.11.1995	125,901,800	0.50	Rights issue of 1 for 5 at RM1.70 per share	629,509,000
29.01.1996	2,000	0.50	Exercise of Warrants at RM2.20 per share	629,510,000
10.05.1996	12,000	0.50	Executive Share Option at RM1.53 per share	629,516,000
15.07.1996	1	0.50	Exercise of Warrants at RM2.20 per share	629,516,000.50
21.02.1997	42,000	0.50	Exercise of ESOS at RM1.99 per share	629,537,000.50
27.02.1997	40,000	0.50	Exercise of ESOS at RM1.99 per share	629,557,000.50
09.07.1999	22,000	0.50	Exercise of ESOS at RM0.80 per share	629,568,000.50
15.07.1999	17,000	0.50	Exercise of ESOS at RM0.80 per share	629,576,500.50
22.07.1999	46,000	0.50	Exercise of ESOS at RM0.80 per share	629,599,500.50
26.07.1999	60,000	0.50	Exercise of ESOS - 45,000 shares @ RM0.80 per share 15,000 shares @ RM1.10 per share	629,629,500.50

Date of allotment	No. of shares allotted	Par value (RM)	Consideration	Total issued and fully paid-up share capital (RM)
30.07.1999	243,000	0.50	Exercise of ESOS - 209,000 shares @ RM0.80 per share 34,000 shares @ RM1.10 per share	629,751,000.50
03.08.1999	42,000	0.50	Exercise of ESOS - 37,000 shares @ RM0.80 per share 5,000 shares @ RM1.10 per share	629,772,000.50
06.08.1999	34,000	0.50	Exercise of ESOS at RM0.80 per share	629,789,000.50
16.08.1999	10,000	0.50	Exercise of ESOS at RM0.80 per share	629,794,000.50
03.09.1999	5,000	0.50	Exercise of ESOS at RM0.80 per share	629,796,500.50

3. SUBSTANTIAL SHAREHOLDERS

According to the Register of Substantial Shareholders, the substantial shareholders of ACB as at 25 November 2002 are as follows:

	<---------------Shareholding--------------->				Place of
Name of substantial shareholders	Direct	%	Indirect	%	Incorporatic Nationality
TSWC	-	-	465,726,886 [a]	36.97	Malaysian
LRPL	-	-	447,911,826 [b]	35.56	Singapore
DAC	435,000	0.03	449,607,826 [c]	35.70	Singaporean
Lancaster	9,480,000	0.75	445,361,826 [d]	35.36	Hong Kong SAR
Utara Enterprise	-	-	445,361,826 [e]	35.36	Malaysia
WCSB	7,585,366	0.60	445,361,826 [f]	35.36	Malaysia
LHSB	22,926	*	445,338,900 [g]	35.36	Malaysia
Happyvest	654,381	0.05	444,529,119 [h]	35.29	Malaysia
Amanvest	12,972,395	1.03	375,324,676 [i]	29.80	Malaysia
Mirzan bin Mahathir	-	-	369,907,238 [j]	29.37	Malaysian
Peringkat Prestasi (M) Sdn Bhd	-	-	369,907,238 [k]	29.37	Malaysia
LTAT	264,505,413	21.00	-	-	Malaysia
Limpahjaya	126,133,797	10.01	-	-	Malaysia
LCB	243,773,441	19.35	126,133,797 [l]	10.01	Malaysia

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

*	*Negligible.*
a	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct – Nil; Indirect - 81.46%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), Lancaster (Direct - 60%; Indirect - Nil), LHSB (Direct – Nil; Indirect - 80%), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 79%), WCSB (Direct - 99.99%; Indirect - 0.01%), Horizon Towers (Direct – Nil; Indirect - 100%), LHPL (Direct – Nil; Indirect - 58.80%), LCB (Direct - 0.1%; Indirect - 57.32%), Limpahjaya (Direct – Nil; Indirect - 100%) and Ceemax (Direct – Nil; Indirect - 100%).*
b	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 11.74%; Indirect - 51.01%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), LHSB (Direct - 19.17%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 67.04%), Horizon Towers (Direct – Nil; Indirect - 100%), LCB (Direct – Nil; Indirect - 34.42%) and Limpahjaya (Direct – Nil; Indirect - 100%).*
c	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 5.49%; Indirect - 62.75%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 100%), LHSB (Direct - 0.83%; Indirect - 19.17%), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 70.64%), Horizon Towers (Direct – Nil; Indirect - 100%), LCB (Direct - 0.15%; Indirect - 35.40%), Limpahjaya (Direct – Nil; Indirect - 100%) and Sin Seng (Direct - 20%; Indirect - Nil).*
d	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct – Nil; Indirect - 51.01%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 51%), LHSB (Direct - 20%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 67.04%), LCB (Direct – Nil; Indirect - 32.56%), Limpahjaya (Direct – Nil; Indirect - 100%)*
e	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 15.12%; Indirect - 51.01%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 51%), LHSB (Direct - 20%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect – 67.04%), LCB (Direct – Nil; Indirect - 32.56%) and Limpahjaya (Direct – Nil; Indirect - 100%).*
f	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 9.01%; Indirect - 66.13%), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct – Nil; Indirect - 51%), LHSB (Direct - 40%; Indirect - 20%) , Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct – Nil; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 67.04%), LCB (Direct - 0.21%; Indirect - 32.56%) and Limpahjaya (Direct – Nil; Indirect - 100%).*
g	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct – Nil; Indirect - 100%), Happyvest (Direct - 51.01%; Indirect - Nil), Panoron (Direct – Nil; Indirect - 100%), Araniaga (Direct - 51%; Indirect - Nil), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 77.06%; Indirect - 13.23%), Tirta (Direct – Nil; Indirect - 67.04%), LCB (Direct - 8.66%; Indirect – 23.90%) and Limpahjaya (Direct - Nil; Indirect - 100%).*
h	*Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - 100%; Indirect - Nil), Panoron (Direct – Nil; Indirect - 100%), Finlink (Direct – Nil; Indirect - 100%), Tirta (Direct - 51.31%; Indirect - 15.64%), LCB (Direct – Nil; Indirect – 23.90%) and Limpahjaya (Direct – Nil; Indirect - 100%).*
i	*Deemed interested by virtue of Section 6A of the Cos Act held via Finlink (Direct - 100%; Indirect - Nil), LCB (Direct – 23.90%; Indirect - Nil) and Limpahjaya (Direct – Nil; Indirect - 100%).*
j	*Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct – Nil; Indirect - 15.80%) and Limpahjaya (Direct – Nil; Indirect - 100%).*
k	*Deemed interested by virtue of Section 6A of the Cos Act held via LCB (Direct - 15.80%; Indirect - Nil) and Limpahjaya (Direct – Nil; Indirect - 100%).*
l	*Deemed interested by virtue of Section 6A of the Cos Act held via Limpahjaya (Direct - Nil; Indirect - 100%).*

4. BOARD OF DIRECTORS

The Board of Directors of ACB and their respective shareholdings in ACB as at 25 November 2002 are as follows:

	<---Shareholding			--->		
Name	**Direct**	**%**	**Indirect**	**%**	**Designation**	**Nationality**
Jen (B) Tan Sri Dato' Zain Hashim	-	-	175,000 [a]	-	Chairman	Malaysian
Pee Kang Seng @ Lim Kang Seng	-	-	-	-	Managing Director	Malaysian
TSWC	-	-	465,726,886 [b]	36.97	Director	Malaysian
Lt. Jen (B) Datuk Seri Abdul Manap bin Ibrahim	-	-	-	-	Director	Malaysian
Munajat Bin Idris	-	-	-	-	Director	Malaysian
M Chareon Sae Tang @ Tan Whye Aun	-	-	-	-	Director	Malaysian
Tan Siak Tee	50,000	0.004	-	-	Director	Malaysian

Notes:

(Direct; Indirect) - represents the direct and indirect interest held

a *175,000 options granted pursuant to the ESOS of ACB.*

b *Deemed interested by virtue of Section 6A of the Cos Act held via Amanvest (Direct - Nil; Indirect - 100%), Happyvest (Direct - Nil; Indirect - 81.46%), Panoron (Direct - Nil; Indirect - 100%), Araniaga (Direct - Nil; Indirect - 100%), Lancaster (Direct - 60%; Indirect – Nil), LHSB (Direct – Nil; Indirect - 80%), Finlink (Direct – Nil; Indirect - 100%), Teck Bee Mining (Direct - 5.59%; Indirect - 90.29%), Tirta (Direct – Nil; Indirect - 79%), WCSB (Direct - 99.99%; Indirect - 0.01%), Horizon Towers (Direct - Nil; Indirect - 100%), LHPL (Direct – Nil; Indirect - 58.80%), LCB (Direct - 0.1%; Indirect - 57.32%), Limpahjaya (Direct - Nil; Indirect - 100%) and Ceemax (Direct – Nil; Indirect - 100%).*

5. SUBSIDIARY AND ASSOCIATED COMPANIES

The subsidiary and associated companies of ACB as at 25 November 2002 are set out below:

Subsidiary Companies

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Akurjaya	29.01.1986 Malaysia	63,500,000	70	Investment holding, plantation management and property development
Amalgamated Rolling Mill Sdn Bhd	31.12.1982 Malaysia	1,000,000	100	Trading of steel related products
Ambang Jaya Sdn Bhd	14.11.1985 Malaysia	1,000,000	100	Investment holding
Amsteel Capital Holdings Sdn Bhd	25.04.1983 Malaysia	242,200,000	100	Investment holding
Amsteel Harta (L) Limited	23.04.2002 Malaysia	USD1	100	Treasury business
Angkasa Marketing (Singapore) Pte Ltd	23.12.1983 Singapore	SGD2,000,000	100	Investment holding
Amsteel Harta (M) Sdn Bhd *(formerly known as Arau Pinang Sdn Bhd)*	06.03.2002 Malaysia	2	100	Managing of debts novated from ACB and certain of its subsidiaries to Amsteel Harta (M) Sdn Bhd pursuant to a debt restructuring exercise undertaken by ACB and certain of its subsidiaries
Avenel	12.06.1984 Malaysia	100,000,000	55 45 (a)	Investment holding
Ayer Keroh Resort Sdn Bhd	25.08.1983 Malaysia	20,000,000	70	Investment holding and property development
Bungawang Sdn Berhad	06.12.1983 Malaysia	25,000	70	Investment holding
Crystavel Sdn Bhd	05.10.1990 Malaysia	1,000	99.8	Investment holding
Exuniq Sdn Bhd	07.05.1990 Malaysia	10,000	100	Investment holding
Harbour Home Sdn Bhd	03.05.1984 Malaysia	10,000	100	Investment holding
Lion Metal Industries Sdn Bhd	20.10.1978 Malaysia	8,069,990	100	Provision of storage facilities
Lion Plantations Sdn Bhd	11.05.1979 Malaysia	8,000,000	70	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Lion Seatings Sdn Bhd	28.02.1985 Malaysia	10,000,000	100	Ceased operation
Lion Tooling Sdn Bhd	21.04.1989 Malaysia	2,000,000	100	Manufacture and sale of tools and dies
Mastrama Sdn Bhd	24.04.1985 Malaysia	10,000	100	Invesment holding
Megasteel HBI Sdn Bhd	14.03.1985 Malaysia	2	100	Dormant
Optima Jaya Sdn Bhd	07.11.1985 Malaysia	150,000	100	Hotel business
Singa Logistics Sdn Bhd	10.12.1987 Malaysia	1,000,000	100	Provision of transportation services
Timuriang Sdn Bhd	17.07.1986 Malaysia	173,425,607	100	Investment holding and operation of departmental stores
Visionwell Sdn Bhd	17.04.1990 Malaysia	20,000,000	80	Investment holding and property development
CPB	24.03.1970 Malaysia	174,201,751	0.15 * 59.34 (b)	Investment holding
Lion Asia Investment Pte Ltd	06.09.1990 Singapore	SGD33,000,000	82.50 (c)	Investment holding
Lion Jianmin Pte Ltd	27.08.1993 Singapore	SGD1,000	60 (d)	Investment holding
LLB	17.03.1924 Malaysia	593,380,035	0.17 * 50.31 (e)	Investment holding and property development
Parkson Investment Pte Ltd	14.10.1992 Singapore	SGD10,000,000	100 (f)	Investment holding
Parkson Venture Pte Ltd	26.05.1993 Singapore	SGD14,800,000	100 (g)	Investment holding
Subsidiaries of Akurjaya Sdn Bhd				
Ambang Maju Sdn Bhd	14.11.1985 Malaysia	100,000	70	Investment holding
Andalas Development Sdn Bhd	03.07.1989 Malaysia	250,000	100	Property development
Anika Developments Sdn Bhd	14.12.1979 Malaysia	439,000	100	Contract management

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Aquabio Holdings Sdn Bhd	18.03.1983 Malaysia	1,000,000	100	Investment holding
Araprop Development Sdn Bhd	03.07.1989 Malaysia	5,130,002	100	Property development
Bandar Akademia Sdn Bhd	31.12.1968 Malaysia	16,154,915	100	Real estate development
Bandar Akademia Corporation (M) Sdn Bhd	09.12.1987 Malaysia	3,000,000	100	Real estate development
Chembong Malay Rubber Company (1920) Limited	16.04.1920 UK	£347,945	100	Property development and cultivation of rubber and oil palm
Dwiwater Sdn Bhd	20.07.1998 Malaysia	10,000	52.52	Construction of treated water pipeline
Henrietta Rubber Estate Limited	09.03.1912 UK	£735,833	100	Cultivation of rubber and oil palm
Kuala Pahi Development Co Limited	24.04.1957 UK	£454,500	100	Cultivation of rubber and oil palm in Malaysia
Lion Commodities And Futures Trading Sdn Bhd	22.03.1982 Malaysia	4,000,000	100	Dormant
MBLI Bulking and Trading Pte Ltd	30.04.1982 Singapore	SGD60,000	100	Dormant
P T Kebunaria	23.09.1987 Indonesia	Rp20,000,000,000	70	Cultivation of oil palm and processing of palm oil
Segamat Land Berhad	26.08.1971 Malaysia	10,000,000	100	Ceased operation
The Brooklands Selangor Rubber Company Limited	11.04.1910 UK	£317,843	100	Cultivation of rubber and oil palm, processing of palm oil and property development
The Lenggeng Rubber Company Limited	12.07.1910 UK	£108,291.30	100	Cultivation of rubber and oil palm
Subsidiaries of Ambang Jaya Sdn Bhd				
Angkasa Strategic Limited	14.07.1992 Hong Kong SAR	HK$2	100	Dormant
Budmouth Limited	03.02.1994 Hong Kong SAR	HK$2	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Cibber Limited	21.07.1994 Hong Kong SAR	HK$2	100	Investment holding
Cockington Limited	26.01.1995 Hong Kong SAR	HK$2	100	Dormant
Eusden Limited	21.07.1994 Hong Kong SAR	HK$2	100	Dormant
Exonbury Limited	27.01.1994 Hong Kong SAR	HK$2	100	Investment holding
Jilin Motor City Park Hotel Co Ltd	06.09.1994 PRC	Rmb100,000,000	60	Ownership and operation of a hotel
Konming Investments Limited	30.07.1992 Hong Kong SAR	HK$2	100	Securities trading
Romiti Limited	27.01.1994 Hong Kong SAR	HK$2	100	Investment holding
Subsidiaries of Amsteel Capital Holdings Sdn Bhd				
Amcap Consultants Ltd *(formerly known as Intel Consultants Ltd)*	20.12.1994 Hong Kong SAR	HK$2,000,000	100	Treasury investment
AMS Securities (S) Pte Ltd	13.01.1996 Singapore	SGD10,000,000	100	Ceased operation
Amsteel Asset Management (M) Sdn Bhd	13.03.1984 Malaysia	2,000,000	100	Dormant
Amsteel Equity Realty (M) Sdn Bhd	14.12.1984 Malaysia	1,000,000	100	Property investment and management
Amsteel Finance (HK) Ltd	23.02.1995 Hong Kong SAR	HK$10,000,000	100	Provision of administrative services and money lender
Amsteel Finance International BV	10.01.1997 The Netherlands	NLG40,000	100	Fund raising
Amsteel Holdings (HK) Limited	06.09.1994 Hong Kong SAR	HK$160,000,000	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Amsteel Holdings Philippines, Inc.	03.03.1995 Philippines	PHP12,805,600	100	Investment holding
Amsteel Research (HK) Ltd	20.04.1995 Hong Kong SAR	HK$100,000	100	Economic research
Amsteel Research (M) Sdn Bhd	07.05.1990 Malaysia	500,000	100	Dormant
Amsteel Securities (Far East) Limited	20.03.1987 UK	£3,600,000	100	Ceased operation
Amsteel Securities (M) Sdn Bhd	08.10.1979 Malaysia	185,000,000	83.78	Investment holding
Amsteel Securities Philippines, Inc.	03.03.1995 Philippines	PHP270,000,000	100	Ceased operation
Amsteel Strategic Investors Alliance, Inc.	20.10.1997 Philippines	PHP7,500,000	100	Provision of financial management and investment advisory services
Datavest Sdn Bhd	28.01.1987 Malaysia	20,000,000	100	Investment holding
Infojati Trading Sdn Bhd	26.12.1995 Malaysia	250,000	100	Dormant
Pacific Credit Leasing Sdn Bhd	08.12.1980 Malaysia	10,002	100	Money lender
P T Amsteel Securities Indonesia	13.07.1995 Indonesia	Rp11,000,000,000	85	Ceased operation
Subang Parade Management Sdn Bhd	10.02.1988 Malaysia	2	100	Dormant
Subsidiaries of Angkasa Marketing (Singapore) Pte Ltd				
Angkasa Logistic Pte Ltd	19.05.1993 Singapore	SGD200,000	100	Transportation and logistic services
Geldart Investment Pte Ltd	21.01.1994 Singapore	SGD5,000,000	100	Investment holding
Mianyang Fulin Parkson Plaza Co Ltd	16.04.1997 PRC	Rmb15,000,000	70	Retailing
Parkson Pacific Pte Ltd	30.03.1994 Singapore	SGD2	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiary of Avenel Sdn Bhd				
Posim	08.03.1982 Malaysia	203,218,517	83.70	Investment holding and trading and distribution of building materials
Subsidiaries of Ayer Keroh Resort Sdn Bhd				
Hy-Line Berhad	07.07.1986 Malaysia	10,500,000	100	Operation and management of golf and country club
Khidmat Kelana (M) Sdn Bhd	09.08.1990 Malaysia	10,000	100	Investment holding
KL Home, Garden and Leisure Centre Sdn Bhd	02.03.1985 Malaysia	87	100	Investment holding
Lion Ipoh Parade Sdn Bhd	26.04.1985 Malaysia	10,000,000	100	Property development and investment holding
Lion Seremban Parade Sdn Bhd	03.02.1992 Malaysia	10,000	70	Property development and property investment holding
Masbeef Sdn Bhd	11.08.1982 Malaysia	10,000	100	Investment holding
Sea World Attraction Sdn Bhd	24.08.1985 Malaysia	2	100	Dormant
Secom (Malaysia) Sdn Bhd	13.01.1986 Malaysia	10,000,000	51	Dealers of security communication equipment
Stowinco Sdn Bhd	28.06.1990 Malaysia	20,000	100	Investment holding
Superior Achievement Sdn Bhd	18.07.1990 Malaysia	10,000	100	Investment holding
Subsidiary of Bungawang Sdn Bhd				
Lion Mutiara Parade Sdn Bhd	02.11.1983 Malaysia	10,140,000	60	Property development
Subsidiary of Lion Plantations Sdn Bhd				
Plantations Management Services (Sabah) Sdn Bhd	18.04.1981 Malaysia	100,000	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Subsidiaries of Lion Asia Investment Pte Ltd				
Brewood Investment Pte Ltd	09.01.1993 Singapore	SGD100	70	Investment holding
Cornelian Star (S) Pte Ltd	02.01.1993 Singapore	SGD100	70	Investment holding
Croydon Investment Pte Ltd	09.01.1993 Singapore	SGD100	70	Investment holding
Dawson Investment Pte Ltd	09.01.1993 Singapore	SGD100	70	Investment holding
Farringdon Investment Pte Ltd	09.01.1993 Singapore	SGD100	70	Investment holding
Limerick Investment Pte Ltd	09.01.1993 Singapore	SGD100	70	Investment holding
Qingdao Croydon Investment Co Ltd	09.07.1993 PRC	USD771,000	100	Dormant
Qingdao Dawson Investment Co Ltd	08.06.1993 PRC	USD5,600,000	100	Dormant
Shanghai Lion Asia Investment Consulting Co Ltd	25.12.1995 PRC	USD300,000	100	Consultancy and advisory services
Shanghai Ninesea Parkson Plaza Co Ltd	30.11.1994 PRC	USD12,000,000	100	Retailing, food and beverage and entertainment business
Subsidiary of Lion Jianmin Pte Ltd				
Shanghai Lion Garment Industry Co Ltd	30.08.1994 PRC	USD1,200,000	100	Dormant
Subsidiaries of Mastrama Sdn Bhd				
Amsteel Venture Sdn Bhd	27.02.1980 Malaysia	10,000	100	Dormant
Salient Care Sdn Bhd	20.08.1993 Malaysia	2,000,000	70	Dormant
Subsidiaries of Parkson Investment Pte Ltd				
Beijing Parkson Light Industry Development Co Ltd	20.10.1993 PRC	USD12,700,000	65	Property development and retailing

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Rosenblum Investments Pte Ltd	26.02.2000 Singapore	SGD2	100	Invetsment holding
Subsidiaries of Timuriang Sdn Bhd				
AMB	25.08.1978 Malaysia	147,451,096	58	Investment holding
Beijing Future Century E-business Co Ltd	13.07.2000 PRC	Rmb600,000	51	Research and development of computer software
Benecorp Sdn Bhd	13.02.1992 Malaysia	200,000	100	Operations of retail outlets selling clothes, apparels and related accessories
Chongqing Wang Yu Parkson Plaza Co Ltd	02.03.1995 PRC	Rmb20,000,000	70	Retailing
Dalian Tianhe Parkson Shopping Center Co Ltd	07.03.1997 PRC	Rmb100,000,000	60	Retailing
Davids Warehousing Sdn Bhd (under voluntary liquidation)	12.04.1993 Malaysia	8,000,000	51	Ceased operation
Hiap Joo Chong Realty Sdn Bhd	17.06.1974 Malaysia	1,000,000	73	Property investment
Kobayashi Optical Sdn Bhd	17.07.1992 Malaysia	1,000,000	70	Ceased operation
Kobayashi Optical (S) Pte Ltd	29.05.1990 Singapore	SGD2	100	Dormant
Masoni Investment Pte Ltd	01.12.1993 Singapore	SGD9,500,000	100	Investment holding
Natvest Parkson Sdn Bhd	11.12.1987 Malaysia	13,620,000	100	Investment holding
Parkson Corporation Sdn Bhd	24.10.1986 Malaysia	50,003,472	100	Operation of departmental stores
Parkson's Holdings (S) Pte Ltd	04.09.1987 Singapore	SGD100,000	100	Investment holding
Parkson's Investments Limited	02.04.1987 UK	£2,000	100	Dormant
Parkson Glomart Pte Ltd	30.03.1994 Singapore	SGD1,000,000	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Parkson Management Pte Ltd	26.05.1993 Singapore	SGD4,500,000	100	Investment holding
Parkson Retail Consulting and Management Sdn Bhd	28.07.1988 Malaysia	39,321,000	100	Investment holding, consultancy and management
Parkson Superstore (HK) Limited	29.04.1988 Hong Kong SAR	HK$2.00	100	Dormant
Parkson Supplies Pte Ltd	27.08.1993 Singapore	SGD100	100	Investment holding
Pine Castle Sdn Bhd	19.07.1990 Malaysia	10,000	100	Retreading tyres
Serbadagang Holdings Sdn Bhd	25.04.1985 Malaysia	2	100	Investment holding
Shangai Lion Food Industry Co Ltd	29.04.1994 PRC	USD15,000,000	93.79	Ceased operation
Shanghai Lion Parkson Investment Consultant Co Ltd	03.03.1998 PRC	USD500,000	100	Provision of investment and consultancy services
Shanghai Parkson Decorations Industry Co Ltd	07.09.1994 PRC	USD500,000	100	Retailing of fashion products
Sichuan Hezheng Parkson Plaza Co Ltd	03.03.1994 PRC	Rmb40,000,000	90	Retailing
Silverstone	12.07.1986 Malaysia	203,877,500	0.23 * 52.11	Manufacture and sale of tyre, rubber compound and other related rubber products
Silverstone Marketing Sdn Bhd	15.08.1981 Malaysia	500,000	100	Distribution of tyres, rubber compound and other related products
Silverstone Tire & Rubber (UK) Company Limited	27.06.1996 UK	£2	100	Ceased operation
Silverstone Tyreplus Pty Ltd	19.09.1996 Australia	AUD2	100	Dormant
Sukhothai Food Sdn Bhd	14.03.1985 Malaysia	50,000,000	100	Investment holding
Terunaraya Sdn Bhd	01.04.1985 Malaysia	3	100	Ceased operation
Tetap Bebas Sdn Bhd	26.05.1990 Malaysia	2	100	Ceased operation
Umatrac	11.10.1983 Malaysia	141,400	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
WGD Retail Consultancy Sdn Bhd	28.07.1988 Malaysia	250,000	100	Provision of retail design consultancy services and sale of shoes
Wuxi Sanyang Parkson Co Ltd	06.02.1993 PRC	Rmb150,000,000	60	Retailing
Xian Lucky King Parkson Plaza Co Ltd	23.05.1997 PRC	Rmb48,429,917	51	Retailing
Xtra Supercenter Sdn Bhd	06.03.1992 Malaysia	500,000	100	Operation of hypermarkets
Yangzhou Parkson Plaza Co Ltd	16.05.1996 PRC	Rmb64,643,100	55	Retailing
Subsidiaries of AMB				
AMB Aerovest Limited	15.04.1993 British Virgin Islands	USD9,818,183	100	Investment holding
AMB Automobile Pte Ltd	14.12.2000 Singapore	SGD2	100	Dormant
AMB Engineering Pte Ltd	16.12.2000 Singapore	SGD2	100	Dormant
AMB Fortune Holdings Pte Ltd	16.12.2000 Singapore	SGD2	100	Dormant
AMB Harta (L) Limited	23.04.2002 Malaysia	USD1	100	Treasury business
AMB Venture Sdn Bhd	12.02.1986 Malaysia	300,000	100	Investment holding
Chrome Marketing Sdn Bhd	07.03.1997 Malaysia	5,000	100	Investment holding
Dong Feng Lion Tyre Co Ltd	09.12.1993 PRC	Rmb450,251,668	55	Manufacture and sale of tyres
Hamba Research & Development Co Ltd	27.11.1996 Taiwan	NT$10,000,000	98	Research and development
Innovasi Istimewa Sdn Bhd	17.07.1995 Malaysia	4,150,002	100	Investment holding
Innovasi Selaras Sdn Bhd	17.07.1995 Malaysia	3,160,002	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
AMB Harta (M) Sdn Bhd *(formerly known as Jaring Gemilang Sdn Bhd)*	20.03.2002 Malaysia	2	100	Managing of debts novated from AMB and certain of its subsidiaries to AMB Harta (M) Sdn Bhd pursuant to a debt restructuring exercise undertaken by AMB and certain of its subsidiaries
Lion Rubber Industries Pte Ltd	07.10.1993 Singapore	SGD10,000,000	100	Investment holding
Lion Suzuki Motor Sdn Bhd	24.08.1973 Malaysia	5,401,000	100	Sale and distribution of "Suzuki" motor vehicles
Lion Tyre Venture Sdn Bhd	10.01.1985 Malaysia	75,000	100	Investment holding
Nanjing Jingyi Casting Co Ltd	25.12.1995 PRC	USD11,250,000	60	Manufacture of motorcycle cast iron parts
Range Grove Sdn Bhd	26.05.1983 Malaysia	30,000	100	Investment holding
Seintasi Sdn Bhd	19.04.2001 Malaysia	2	100	Investment holding
S.I.T Corporate Learning Centre Sdn Bhd	14.03.1985 Malaysia	60,002	100	Provision of training services
Silverstone Tyre (S) Pte Ltd	19.05.1993 Singapore	SGD31,750,100	80	Investment holding
Wuhan Fortune Motor Co Ltd	19.09.1994 PRC	USD12,000,000	50	Manufacture of light trucks and buses
Wuxi Top Absorber Co Ltd	22.12.1995 PRC	USD12,000,000	55	Manufacture of motorcycle absorbers
Willet Investment Pte Ltd	15.10.1992 Singapore	SGD45,954,450	100	Investment holding
Wuxi Puhua Electroplating Co Ltd	19.06.1997 PRC	USD1,750,000	70	Electroplating of motorcycle absorbers
Subsidiaries of CPB				
Beijing CPB Foodstuff Co Ltd *(formerly known as Beijing Vochelle Foodstuff Co Ltd)*	30.10.1993 PRC	USD4,400,000	70	Ceased operation
Bingkisan Jaya Sdn Bhd	06.12.1984 Malaysia	10,000	100	Dormant
Chocolate Investment Pte Ltd	09.01.1993 Singapore	SGD4,500,000	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Chocolate Products (S) Pte Ltd	13.10.1983 Singapore	SGD2,000,000	100	Investment holding
Chocolate Products Management Sdn Bhd	03.05.1984 Malaysia	50,002	100	Investment holding and operation of food court
Chocolate Products Manufacturing Sdn Bhd	03.11.1984 Malaysia	5,002,000	100	Ceased operation
Chocolate Products Trading Sdn Bhd	29.11.1977 Malaysia	730,000	100	Ceased operation
CPB Far East Limited	29.12.1989 Hong Kong SAR	HK$2	100	Dormant
CPB Investment AG	25.10.1988 Switzerland	CHF100,000	100	Investment holding
Consitrade (M) Sdn Bhd	04.08.1990 Malaysia	20,135,470.26	100	Investment holding
CP Properties Sdn Bhd	23.05.1981 Malaysia	9,868,098	100	Dormant
CPB Enterprise Sdn Bhd	19.09.1973 Malaysia	3,352,035	100	Ceased operation
DEbier Sdn Bhd	06.02.1986 Malaysia	10,000,000	100	Investment holding
Force Ten Sdn Bhd	23.05.1981 Malaysia	250,002	100	Dormant
Gemmo Pte Ltd	22.12.2000 Singapore	SGD100	100	Investment holding
Gesto Pte Ltd	17.01.2001 Singapore	SGD100	100	Dormant
Graimpi Sdn Bhd	21.07.1990 Malaysia	2	100	Investment holding
Grand Tours & Travel Service Sdn Bhd	01.06.1978 Malaysia	125,002	100	Dormant
Hubei Jinlongquan Brewery Co Ltd	20.12.1995 PRC	USD29,980,000	60	Beer brewing
Jinlongquan Brewery (Xiaogan) Co Ltd *(formerly known as Hubei Jinlong Shenshui Brewery Co Ltd)*	27.02.1998 PRC	Rmb18,000,000	55.6	Manufacturing and sales of beer and non-alchoholic drinks

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Hubei Lion Brewery Co Ltd	20.12.1995 PRC	USD29,989,990	60	Beer brewing
Hunan DEbier Brewery Co Ltd	14.12.1995 PRC	Rmb240,000,000	55	Beer brewing
Hypervest Sdn Bhd	28.05.1986 Malaysia	10,000	100	Dormant
Indobaru Sdn Bhd	26.05.1986 Malaysia	10,000	100	Dormant
Jatitrade Sdn Bhd	20.09.1986 Malaysia	10,000	100	Dormant
Jiangsu DEbier Brewery Co Ltd	22.03.1996 PRC	USD11,987,927	55	Beer brewing
Le Chocolatier Boutique (M) Sdn Bhd	21.05.1985 Malaysia	2	100	Dormant
Lion Brewing Group Co Ltd	06.01.1995 PRC	USD23,050,000	55	Beer brewing
Lion Mahkota Parade Sdn Bhd	28.08.1984 Malaysia	1,004,000	100	Property management and operation of food court
Lion Subang Parade Sdn Bhd	27.05.1986 Malaysia	3,008,910	100	Property management
Megavest Sdn Bhd	29.05.1986 Malaysia	502,982.15	100	Property and housing development
Pattervest Sdn Bhd	13.02.1986 Malaysia	10,000	100	Dormant
Pavlova Investment Pte Ltd	25.03.1994 Singapore	SGD2	100	Investment holding
Pingyang Lion Beer Co Ltd	30.03.1996 PRC	USD4,700,000	55	Beer brewing
Shandong DEbier Brewery Co Ltd	31.12.1996 PRC	Rmb60,000,000	60	Beer brewing
Shanghai DEbier Management Consulting Co Ltd	18.03.1998 PRC	USD500,000	100	Management consulting services
United Brands Trading Sdn Bhd	10.05.1984 Malaysia	25,000	100	Dormant
Urban Resources Sdn Bhd	12.05.1981 Malaysia	1,000,000	100	Property development

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Wenzhou Double Deer Beer Marketing Co Ltd	15.10.1999 PRC	Rmb2,000,000	100	Sale and marketing of beer and other beverages
Wenzhou Double Deer Brewery Research Institute Co Ltd	29.09.2000 PRC	Rmb500,000	100	Provision of technical assistance and undertaking research and development work
Wenzhou Double Deer Corporate Management and Consulting Co Ltd	22.12.2000 PRC	Rmb500,000	100	Provision of consulting services
Wenzhou Double Deer Material Sourcing Co Ltd	29.09.2000 PRC	Rmb500,000	100	Sourcing of raw materials for beer brewing, machinery and parts
Zhejiang YanDangShan Lion Brewery Co Ltd	11.08.1999 PRC	Rmb39,560,000	100	Beer brewery
Zhu Zhou DEbier Brewery Co Ltd	13.12.1995 PRC	Rmb118,466,900	68.5	Beer brewing and mineral water bottling
Subsidiaries of LLB				
Amarod Corporation Sdn Bhd	17.04.1989 Malaysia	2	100	Dormant
Amble Legacy Sdn Bhd	30.08.1995 Malaysia	2,550,000	100	Investment holding
Amsteel Mills Marketing Sdn Bhd	05.07.1990 Malaysia	10,000	100	Marketing and sale of steel related products
Amsteel Mills Realty Sdn Bhd	02.06.1990 Malaysia	3,083,985	100	Investment holding
AMSB	04.10.1980 Malaysia	671,900,000	100	Manufacture and marketing of steel bars, wire rods and hot briquetted iron
Antara Steel Mills Sdn Bhd	15.07.1975 Malaysia	218,010,000	100	Manufacturing and sale of steel products
Batu Pahat Enterprise Sdn Bhd	27.10.1964 Malaysia	841,000	100	Property holding
Beijing Trostel Property Development Co Ltd	02.07.1994 PRC	USD7,000,000	95	Property development
Berkat Timor Sdn Bhd	06.03.1978 Malaysia	801,000	100	Property development
Citibaru Sendirian Berhad	18.02.1978 Malaysia	2,000,000	100	Property development
Crest Wonder Sdn Bhd	06.09.1995 Malaysia	10,225,250	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Hebei Weiyuan Heilen Bio-Chemical Co Ltd	08.07.1996 PRC	Rmb34,880,000	55	Manufacture of industrial chemicals and related products
Holdsworth Investment Pte Ltd	14.10.1992 Singapore	SGD4,500,000	100	Investment holding
Huangshi Heilen Pharmaceutical Co Ltd (under liquidation)	20.08.1993 PRC	Rmb75,693,400	60	Ceased operations
JOPP Builders Sdn Bhd	30.12.1965 Malaysia	10,587,353	100	Contractor for construction and civil engineering works
Kisan Agency Sdn Bhd	01.06.1976 Malaysia	60,000	100	Dormant
Lion Biotech Pte Ltd	14.10.1992 Singapore	SGD1,000,000	100	Investment holding
Lion Courts Sdn Bhd	14.03.1985 Malaysia	10,000,000	100	Property development
Lion Klang Parade Bhd	18.04.1975 Malaysia	5,466,540	100	Property holding and development
Lion Motor Venture Sdn Bhd	27.11.1982 Malaysia	2	100	Investment holding
Lion Plaza Sdn Bhd	14.06.1963 Malaysia	3,418,860	100	Property development
LLB Bina Sdn Bhd	21.06.1982 Malaysia	2,000,000	100	Property development
LLB Damai Sdn Bhd	02.06.1973 Malaysia	5,500,000	100	Ceased operation
LLB Damai Holdings Sdn Bhd	08.10.1983 Malaysia	5,500,000	87.69	Investment holding and management
LLB Enterprise Sdn Bhd	11.05.1964 Malaysia	1,000,000	69.0	Dormant
LLB Harta (L) Limited	23.04.2002 Malaysia	USD1	100	Treasury business
LLB Harta (M) Sdn Bhd *(formerly known as Rhu Pinang Sdn Bhd)*	20.03.2002 Malaysia	2	100	Managing of debts novated from LLB and certain of its subsidiaries to LLB Harta (M) Sdn Bhd pursuant to a debt restructuring exercise undertaken by LLB and certain of its subsidiaries
LLB Indah Permai Sdn Bhd	20.07.1973 Malaysia	59,112,500	100	Property development

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
LLB Nominees Sdn Bhd	27.03.1981 Malaysia	38,080,000	100	Investment holding
LLB Suria Sdn Bhd	27.09.1973 Malaysia	5,000,000	100	Investment holding
LLB Strategic Holdings Berhad	27.12.1968 Malaysia	4,500,000	90	Investment holding
LLB Steel Industries Sdn Bhd	17.04.1989 Malaysia	2	100	Investment holding
LLB Venture Sdn Bhd	06.02.1986 Malaysia	100	100	Dormant
Malim Courts Property Development Sdn Bhd	21.06.1972 Malaysia	175,661,151	100	Property development and investment holding
Malim Jaya (Melaka) Sdn Bhd	27.12.1975 Malaysia	8,751,000	100	Property development
Marvenel Sdn Bhd	05.04.1988 Malaysia	100	70	Investment holding
Matrix Control Sdn Bhd	02.08.1995 Malaysia	4,207,500	100	Investment holding
Mcken Sdn Bhd	09.01.1980 Malaysia	500,850	100	Property development
PM Holdings Sdn Bhd	26.01.1979 Malaysia	27,000,002	100	Investment holding and property development
Projek Jaya Sdn Bhd	22.08.1979 Malaysia	501,856	100	Investment holding
Sepang Education Centre Sdn Bhd	08.07.1992 Malaysia	5,000,000	100	Commercial college for higher education
Seri Lalang Development Sdn Bhd	20.06.1978 Malaysia	345,000	100	Provision of management consultancy services
Shanghai Lion Plastic Industrial Co Ltd	01.07.1993 PRC	USD4,100,000	90	Manufacture and marketing of plastic components and related products
Sharikat Pengangkutan East West Sdn Bhd	06.12.1974 Malaysia	255,000	100	Ceased operation
Slag Aggregate Sdn Bhd	27.01.1983 Malaysia	2	100	Dormant
Soga Sdn Bhd	17.03.1975 Malaysia	4,611,894	94	Property development

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Steelcorp Sdn Bhd	09.09.1985 Malaysia	100,000	99 0.75 *	Investment holding
Sucorp Enterprise Sdn Bhd	15.11.1975 Malaysia	14,850,662	100	Investment holding
Sumber Realty Sdn Bhd	08.12.1978 Malaysia	5,050,725	100	Property development and investment holding
Syarikat Pekan Baru Kemajuan Berhad	25.01.1977 Malaysia	3,596,441	100	Property development
Tianjin Baden Real Estate Development Co Ltd	18.08.1994 PRC	USD5,000,000	95	Dormant
Tianjin Hua Shi Auto Meter Co Ltd	19.12.1995 PRC	Rmb160,320,000	56.40	Manufacture of meter for motor vehicles and after sale services
Trial Jubilant Sdn Bhd	07.08.1995 Malaysia	2,550,000	100	Investment holding
Subsidiaries of Posim				
Fabulous Contour Sdn Bhd	24.05.1995 Malaysia	2	100	Dormant
Ototek Sdn Bhd	07.05.1986 Malaysia	1,500,000	70	Trading and distribution of lubricants, tyres, spark plugs and other automotive components
Posim Agricultural Products Sdn Bhd	20.09.1986 Malaysia	501,000	100	Dormant
Posim Marketing Sdn Bhd *(formerly known as Posim Industrial Equipment Sdn Bhd)*	15.03.1985 Malaysia	5,009,000	100	Trading, marketing, servicing, hiring and distribution of industrial machines, equipment and agricultural products
Posim Petroleum Marketing Sdn Bhd	13.05.1985 Malaysia	1,030,000	100	Trading and distribution of petroleum products
Posim Petroleum Products Sdn Bhd	29.04.1985 Malaysia	1,000,000	100	Manufacturing of petroleum products
SFI	30.04.1982 Malaysia	1,839,197,926	97.78	Integrated wood-based activities and pulp and paper mill operations
Sabah Pulp and Paper Mill Sdn Bhd	05.12.1990 Malaysia	2	100	Dormant
SC Nominees Sdn Bhd	27.04.1985 Malaysia	2	100	Investment holding

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
SFI Paper Pte Ltd	18.09.1992 Singapore	SGD2	100	Dormant
Stoller Chemical Company (M) Sdn Bhd	29.12.1989 Malaysia	2	100	Dormant

Notes:

- * *Held via ACB.*
- (a) *Held via Angkasa Marketing Berhad (20%) and Lion Land Berhad (25%)*
- (b) *Held via Ambang Jaya Sdn Bhd (21.1%), Parkson Corporation Sdn Bhd (8.9%), Ayer Keroh Resort Sdn Bhd (27.4%), Umatrac Enterprises Sdn Bhd (1.92%) and Angkasa Marketing Berhad (0.02%)*
- (c) *Held via AMB Venture Sdn Bhd (20%), LLB Nominees Sdn Bhd (20%) and Sukhothai Food Sdn Bhd (42.5%)*
- (d) *Held via Lion Asia Investment Pte Ltd (30%) and Natvest Parkson Sdn Bhd (30%)*
- (e) *Held via Umatrac Enterprises Sdn Bhd (50.02%), Konming Investments Limited (0.27%) and Angkasa Marketing Berhad (0.02%)*
- (f) *Held via Lion Asia Investment Pte Ltd (30%), LLB Nominees Sdn Bhd (18%), Natvest Parkson Sdn Bhd (18%), Parkson Retail Consulting and Management Sdn Bhd (7%) and Sukhothai Food Sdn Bhd (27%)*
- (g) *Held via Lion Asia Investment Pte Ltd (30%), LLB Nominees Sdn Bhd (20%), Natvest Parkson Sdn Bhd (20%), Parkson Retail Consulting and Management Sdn Bhd (12%) and Sukhothai Food Sdn Bhd (18%)*

Associated Companies

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Amalgamated Containers Berhad	26.08.1982 Malaysia	74,711,000	1.33 * #27.61	Investment holding
CMS Steel Berhad	14.04.1975 Malaysia	110,000,002	20	Manufacture and sale of steel bars and wire rods
Inverfin Sdn Bhd	15.12.1984 Malaysia	10,000,003	20	Property management
Steel Industries (Sabah) Sdn Bhd	08.05.1993 Malaysia	20,000,000	20	Manufacture of steel bars
Associated company of Amsteel Capital Holdings Sdn Bhd				
Asia Chase Limited	06.06.1997 Hong Kong SAR	HK$10,000	50	Investment holding
Associated companies of Ambang Jaya Sdn Bhd				
Changchun Changlin Engine Co Ltd	20.10.1994 PRC	Rmb229,500,000	49	Manufacture of engine

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Changchun Changlin Motorcycle Co Ltd	20.10.1994 PRC	Rmb230,400,000	49	Manufacture of motorcycles
Shanghai Nine Sea Lion Properties Management Co Ltd	26.03.1996 PRC	USD220,000	35	Property management
Associated companies of Timuriang Sdn Bhd				
Bonuskad Loyalty Sdn Bhd	05.07.1997 Malaysia	800	25	Providing marketing services by means of "Bonuslink Loyalty Programme"
Davids Distribution Sdn Bhd (under court liquidation)	11.01.1993 Malaysia	12,450,000	49.16	Ceased operation
LCB	27.09.1972 Malaysia	182,895,500	20.20	#Investment holding
Associated company of Angkasa Marketing (Singapore) Pte Ltd				
Inner Mongolia Leadar Parkson Plaza Co Ltd	29.04.1997 PRC	Rmb42,660,000	25	Retailing
Associated company of Akurjaya Sdn Bhd				
Megasteel	18.04.1989 Malaysia	600,861,701	40.0	Manufacture of hot-rolled coils, bands, plates and sheets
Associated companies of Lion Asia Investment Pte Ltd				
Moorfield Investment Pte Ltd	09.01.1993 Singapore	SGD100	30	Investment holding
Rosemount Investment Pte Ltd	09.01.1993 Singapore	SGD100	30	Investment holding
Associated company of Parkson Venture Pte Ltd				
Qingdao No 1 Parkson Co Ltd	26.08.1994 PRC	Rmb233,340,000	50	Property development and retailing
Associated company of Araprop Developments Sdn Bhd				
Triwater Sdn Bhd	30.07.1998 Malaysia	10,000	43.07	Construction and completion of treated water pipeline

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Associated companies of AMB				
Hunan Changfa Automobile Engine Co Ltd	29.03.1996 PRC	Rmb239,794,655	50	Manufacture of automotive engine
Jiangxi Fuqi Motor Co Ltd	04.07.1996 PRC	USD20,000,000	50	Assembly and sale of 4-wheel drive vehicles and related components
Lion Suzuki Marketing Sdn Bhd	17.05.1985 Malaysia	3,001,000	49	Sale and distribution of "Suzuki" motorcycles
Nanjing Jincheng Machinery Co Ltd	18.03.1994 PRC	USD118,000,000	47.7	Manufacture of motorcycles
Suzuki Assemblers Malaysia Sdn Bhd	13.07.1971 Malaysia	26,261,368	49	Assembly of "Suzuki" motorcycles
Tianjin Zhaoxia Motorcycle Technical Development Co Ltd	18.03.1997 PRC	Rmb14,979,916	40	Research and development
Associated company of CPB				
Ningbo Lion Brewery Co Ltd	12.12.1995 PRC	Rmb240,000,000	44.7	Beer brewing
Associated companies of LLB				
Angkasa Welded Mesh Pte Ltd	07.08.1996 Singapore	SGD100,000	49	Dormant
Changchun Sanjia Carburettor Co Ltd	13.02.1996 PRC	Rmb120,000,000	50	Manufacture of carburettors
CH-Lion Reinforcing Steel Sdn Bhd	15.06.1999 Malaysia	10,000,000	20	Cutting and bending steel bars for sale
Hubei Zenith Heilen Pharmaceutical Co Ltd	29.12.1995 PRC	USD21,560,000	25	Manufacture and sale of pharmaceutical products
Kamiya Corporation Sdn Bhd	28.07.1984 Malaysia	50,000	27.5	Dormant
LLB Courts Sdn Bhd	20.09.1973 Malaysia	130,100	48.5	Investment and property holding
Sereka Jaya Sdn Bhd	20.01.1997 Malaysia	1,040,000	50	Dormant
Teck Chiang Investment Pte Ltd	12.11.1994 Singapore	SGD2	50	Dormant
Tianjin Huali Motor Co Ltd	20.03.1995 PRC	Rmb500,000,000	25	Manufacture of commercial vehicles

INFORMATION ON ACB

Name of company	Date and Place of Incorporation	Issued & fully paid-up share capital (RM unless otherwise stated)	Equity interest %	Principal activities
Wuhan Wushang & Parkson Enterprise Development Co Ltd	28.12.1993 PRC	USD15,000,000	50	Mixed commercial property development cum cash and carry retail business
Associated company of Posim				
Kinabalu Motor Assembly Sendirian Berhad	12.06.1974 Malaysia	38,550,000	20	Assembly of Isuzu range of motor vehicles

Note:

Holding in equity by Umatrac Enterprises Sdn Bhd.

6. INFORMATION ON THE PROPERTIES OF AKURJAYA AND HIAP JOO CHONG

The following information on the properties of Akurjaya and Hiap Joo Chong have been extracted predominantly from the respective valuation reports by CH Williams Talhar & Wong Sdn Bhd and Khong & Jaafar Sdn Bhd, except for the approved valuation of the properties which have been obtained vide the SC's letter dated 9 July 2002.

Properties of Akurjaya

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
1.	Lots 184, 1899, 1945 and 1946, Title No. Geran 32301, 1899, 1639 and 1640 of the Bagan Sena Estate in the Mukim of Bagan Sena District of Kulim, Kedah Darul Aman. The Property is charged to The Development Bank of Singapore Limited.	The property is a parcel of rubber and oil palm plantation land (the "Property"). At present, the Property is almost fully under rubber and oil palm cultivation. However, by virtue of its location and neighbourhood, the Property has some development potential over and above its pure agricultural value. Most of the rubber trees are mature with a majority age of 11 to 20 years. Most of the oil palm trees are mature with a majority age of less than 10 years old. The average yield per annum of oil palm and rubber within the Property for the past 5 years (1998 to 2002) is about 15.0 tonnes per hectare and 1,425 kilogram per hectare respectively. The average production per annum of oil palm and rubber for the past 5 years (1998 to 2002) are 9,462 metric tonnes and 541,582 kilogram respectively. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM1.3 million (1998), RM1.7 million (1999), RM1.6 million (2000), RM0.8 million (2001) and RM0.9 million (2002). The profit contribution for the first quarter ended 30 September 2002 was RM0.8 million. The net book value based on the audited accounts as at 30 June 2002 was RM57.5 million.	A combined freehold land area of 2,872.166 acres or 1,162.326 hectares. Located in the Mukim of Bagan Sena, District of Kulim, Kedah Darul Aman. It lies about 3 kilometres off the south-eastern side of the Kulim/Labu Besar main road at about 4.5 kilometres south of Labu Besar and about 30 kilometres north-east of Kulim.	Nil	The market value as assessed by Khong & Jaafar Sdn Bhd was RM57,500,000 based on the comparison method of valuation, held under four separate grants-in-perpetuity, in its existing condition i.e. agriculture. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM57,500,000.

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
2.	Lots 1837, 2880, 3572 and 3573, Title No. CT 4146, CT 777, Geran 53614 and Geran 53615 of the Chembong Estate (Batu Sablas Division) in the Mukim of Rantau, District of Seremban, Negeri *Sembilan Darul Khusus.* The Property is charged to The Development Bank of Singapore Limited.	The property is a parcel of rubber and oil palm plantation land (the "Property"). At present, this Property is zoned for agricultural use. It is currently a fully cultivated rubber and oil palm plantation with housing, administrative and recreational facilities. All of the rubber trees are fairly mature with a majority age of 11 to 20 years. A majority of the oil palm trees are fairly mature with age from 11 years to 30 years. The average yield per annum of oil palm and rubber within the Property for the past 5 years (1998 to 2002) is about 19.9 tonnes per hectare and 1,276 kilogram per hectare respectively. The average production per annum of oil palm and rubber for the past 5 years (1998 to 2002) are 3,754 metric tonnes and 489,402 kilogram respectively. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM0.4 million (1998), RM0.2 million (1999), RM0.2 million (2000), RM0.1 million (2001) and (RM0.1) million (2002). The profit contribution for the first quarter ended 30 September 2002 was RM0.05 million. The net book value based on the audited accounts as at 30 June 2002 was RM41.5 million.	A combined freehold land area of 479.90 hectares or 1,186 acres which is net of 12.581 acres (5.091 hectares) compulsorily acquired by the Government but inclusive of an area of about 7.138 acres (2.889 hectares) taken for an electric transmission line by Tenaga Nasional Berhad. The Property is located off the north-east side of the North/South Expressway in the Mukim of Rantau, District of Seremban, Negeri Sembilan Darul Khusus. It lies about 6 kilometres north-west of the Chembong *Division and is situated at about 3 kilometres off the* south-western side of the Seremban/Tampin main road. The town of Rembau is located about 10 kilometres to the south-east of the property whilst Seremban is about 16 kilometres to the north-west.	Nil	The market value as assessed by Khong & Jaafar Sdn Bhd was RM41,500,000, based on comparison method of valuation held under a grant-in-perpetuity, in its existing condition i.e. agriculture. The valuation date is taken to be 31 July 2001. The market value as approved by the SC was RM41,500,000.

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
3.	Lots 2933 to 2939 (inclusive), Title No. Geran 24837, 24838, 50324, 25432, 24839, 25433 & 25434, Mukim of Tebrau, District of Johor Bahru, Johor. The Property is charged to RHB Bank Berhad.	The property is 7 parcels of agricultural lands approved in-principle for residential development (the "Property"). At present, the site of the Property is overgrown with bushes and trees. The net book value based on the audited accounts as at 30 June 2002 was RM17.4 million.	7 parcels of freehold agricultural lands (approved in-principle for residential development) with a total area of about 44.19 acres (approximately 17.88 hectares). The Property is located at the eastern side of Jalan Kempas Lama and approximately 15 kilometres north-west of Johor Bahru city centre. It is also sited to the south of the Starhill Golf and Country Club.	The Property is zoned for residential use. The name of the development project is Starhill Project. The Property is planned for mixed development. The Property has been given the first stage approval with a density of 8 units per acre from the local authority vide a letter dated 28 May 1999. Subsequently on 10 August 2000, the local authority has agreed to increase the density to 20 units per acre pursuant to an appeal by the owner. In 2001, an amended layout plan based on the same density was submitted for re-approval on 27 August 2001. The Kebenaran Merancang approval was obtained on 18 March 2002 with standard conditions imposed for housing development. Subsequently, the layout was amended further to conform with the Majlis Bandaraya Johor Bahru, Jabatan Perancang's requirement. The latest amended layout has been submitted on 5 July 2002 is as follows:	The market value as assessed by CH Williams Talhar & Wong was RM17,300,000 based on comparison and residual methods of valuation subject to the properties being free from all encumbrances and valid approval for residential development. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM17,300,000.

Type of development	No of units
Housing	
Double storey terrace house (22'x70')	102
Double storey terrace house (20'x70')	188
Double storey terrace house (18'x70')	31
Double storey terrace house (18'x60')	81
Low-cost flats	316
Shop lots (20'x60')	30
Government Reserve and Public Users	
Community hall	1
Surau	1
Tenaga Nasional Berhad sub-station	4
Water tank	1
Mechanical treatment plant	-
Open space	-
Road reserve	-
Drainage reserve	-

The total development cost of this project and the expected profits to be derived are approximately RM87.05 million and RM6.74 million respectively. The Starhill Project has not been launched yet. The financing for this development is sourced from term loan and internal generated fund. The expected commencement and completion date of this development are July 2003 and June 2005 respectively.

INFORMATION ON ACB

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
4.	Lots PT 3233 to PT 3258, PT 3374, PT 3145 to PT 3181, PT 3182 to PT 3232, PT 3259 to PT 3338, PT 3339, PT 3345, PT 3346, PT 3349 to PT 3352, PT 3356 to PT 3358, PT 3360, PT 3361, PT 3365, PT 3369 to PT 3371, PT 3373, PT 3377, PT 3385, PT 3388 to PT 3396, PT 3399 to PT 3401, PT 3403 to PT 3411, PT 3413, PT 3414, PT 3421, PT 3429, PT3430, PT 3438, PT 3439 and PT 3443, Title No. HS(D)58207 to HS(D)58232, HS(D)58348, HS(D)58119 to HS(D)58155, HS(D)58156 to HS(D)58206, HS(D)58233 to HS(D)58312, HS(D)58313, HS(D)58319, HS(D)58320, HS(D)58323 to HS(D)58326, HS(D)58330 to HS(D)58332, HS(D)58334, HS(D)58335, HS(D)58339, HS(D)58343 to HS(D)58345, HS(D)58347, HS(D)58351, HS(D)58359, HS(D)58362 to HS(D)58370, HS(D)58373 to HS(D)58375, HS(D)58377 to HS(D)58385, HS(D)58387, HS(D)58388, HS(D)58395, HS(D)58403, HS(D)58404, HS(D)58412, HS(D)58413 and HS(D)58417 in the Mukim of Beranang District of Hulu Langat, Selangor Darul Ehsan. The Property is free from encumbrances.	The property comprises 131 terrace factory lots, 37 low-cost terrace factory lots, 26 shop/office lots and 104 detached industrial lots (the "Property"). The Property forms part of the ongoing Lion Industrial Park (the "Scheme"). Presently, site clearing and earthworks are almost completed and ready for immediate building construction. The net book value based on the audited accounts as at 30 June 2002 was RM26.92 million.	Freehold land area of 106.19 acres (ie approximately 42.97 hectares). The Property is part of the ongoing Lion Industrial Park, a 112.33 hectare parcel of land approved for an integrated industrial development. The Property is located in the Mukim of Beranang, District of Hulu Langat, Selangor Darul Ehsan. It has direct frontage to and access from the west side of the Kajang/Seremban main road at about 7.5 kilometres south-east of the town of Semenyih and about 3 kilometres north of the town of Beranang.	The Scheme has been approved by the relevant authorities for integrated industrial development in line with the Approved Site Layout Plan on 9 August 1997. The Environmental Impact Assessment Report for the Scheme has also been approved by the Department of Environment vide a letter of approval dated 18 December 1992 . Details of sales within the Property are as follows:- **Description** / **No. of Units** / **No of units sold as at 25.11.02** Terrace factory lots / 131 / - Low-cost terrace factory lots / 37 / 12 Shop/Offices / 26 / - Detached Industrial lots / 104 / 67 Total / 298 / 79 The total development cost of this project and the expected profits to be derived are approximately RM91.54 million and RM22.27 million respectively. The project is about 75% completed. The financing for this development is sourced from internally generated fund. The commencement and expected completion date of this development are May 1996 and December 2006 respectively.	The market value as assessed by Khong & Jaafar Sdn Bhd was RM27,100,000 based on the discounted cash flow method of valuation and counterchecked by the comparison method of valuation, in its existing condition with the planning approvals and sales and development works completed to-date for industrial development. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM27,100,000.

INFORMATION ON ACB

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
5.	Lots 608, 32603 to 32606, 33126, 33131, 33132, 9920, 9936, 10522, 12156, 12213, 12950, 12951, 12952, 12956, 12957, 13021, 13023, 13026, 13145, 13404, 14052, 14053, 10516, 10517, 13022, 13024, 12953, 12955, 12958 to 12961, 12154, 12962, 12964, 16786, 18090, 21140, 22273, 12158 to 12161, 12167, 19540, 19541, 23254, 23255, 26320, 12155, 6984, 6540, 12157, 12162, 21997, 17915, 12178 and 39023, Title No. PN 63157, CT 12007, CT 12003, CT 12000, CT 12001, CT 12008, CT 12004, CT 12009, G 26754, G 26747, G 26751, G 26785, G 26762, G 26746, G 26759, G 26753, G 26774, G 26752, G 26776, G 26795, G 26775, G 26796, G 26799, G 26787, G 26786, G 26864, G 26863, G 26800, G 26845 to G 26850, G 26853, G 23973, G 23981, G 23980, G 23974, G 23983, G 23985, G 23984, GL 6050, GL 6079, GL 6080, GL 6081, GL 6048, GL 12326, GL 12327, CT 14394, CT 14395, G 24307, G 24493, GL 5215, CT 2222, G 26914, G 26915, GL 12959, GL 10629, G 15834 and CT 31007, in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and in the Mukim of Ulu Kinta , Perak Darul Ridzuan. The entire Property is charged to Hong Leong Bank Berhad.	The property is a parcel of plantation land (the "Property"). At present about 60% of the Property is planted with oil palm whilst the remaining area is either vacant, under swamp, site office, roads or Tenaga Nasional Berhad transmission lines. Most of the oil palm trees are fairly mature with a majority age of 11 to 20 years. The average yield per annum of oil palm within the Property for the past 5 years (1998 to 2002) is about 23.6 tonnes per hectare. The average production per annum of oil palm for the past 5 years (1998 to 2002) is 6,337 metric tonnes. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM1.2 million (1998), RM1.7 million (1999), RM0.6 million (2000), RM0.2 million (2001) and RM0.5 million (2002). The profit contribution for the first quarter ended 30 September 2002 was RM0.3 million. The net book value based on the audited accounts as at 30 June 2002 was RM29.7 million.	Land area of 364.566 hectares (i.e. approximately 900.86 acres) which is net of 8.95 hectares (22.116 acres) acquired by the Government but inclusive of an estimated land area of about 7 hectares (17.297 acres) taken by Tenaga Nasional Berhad for electric transmission. The entire Property is freehold except for Lot 608 held under PN 63157 which has a leasehold term of 999 years expiring on 12 May 2895. The unexpired term for Lot 608 held under PN 63157 is 894.87 years. Consist of eight parcels of land located around the Hospital Bahagia Ulu Kinta, partly within the Town of Tanjung Rambutan and partly within the Mukim of Ulu Kinta, District of Ulu Kinta, Perak Darul Ridzuan. The town of Tanjung Rambutan lies about 16 kilometres north-east of the Ipoh city centre.	The Property has been proposed for residential development known as "Sekim Perumahan Perkampungan Tersusun" and will comprise of 4,244 bungalow lots and 130 units of terrace shophouses in line with the Proposed Concept Plan. The Proposed Concept Plan for the development has been submitted to the relevant authorities and is now pending approval. In August 2002, Henrietta Rubber Estate Limited ("HREL"), the registered owner of the Property, entered into 9 separate sale and purchase agreements with 7 individual parties ("Purchaser") to dispose of the Property in 9 separate parcels for a total cash consideration of RM27.927 million. The completion date of the aforesaid transaction is expected to be in February 2003.	The market value as assessed by Khong & Jaafar Sdn Bhd was RM29,700,000 based on the comparison method of valuation in its existing condition i.e. agriculture. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM29,700,000.

<table>
<tr><th></th><th>Land title and encumbrances</th><th>Description and existing use</th><th>Title land area and location</th><th>Potential Development</th><th>Independent Professional Valuation / SC's Approved Valuation</th></tr>
<tr><td>6.</td><td>Lots PT 1 to PT 24, PT 29 to PT 102, PT104 to PT 227, PT 229 to PT 258, P260 to PT 562, PT 564 to PT 598, PT 600 to PT 831, PT 834 to PT 921, Title No. HS(D) 4123 to 4146, HS(D) 4151 to 4224, HS(D) 4226 to 4349, HS(D) 4351 to 4380, HS(D) 4382 to 4684, HS(D) 4686 to 4720, HS(D) 4722 to 4953 and HS(D) 4956 to 5043 of the ongoing Taman Serai Setia Development Project in the Town of Padang Serai, District of Kulim, Kedah Darul Aman

The Property is free from encumbrances.</td><td>The property is the ongoing Taman Serai Setia Project (the "Property").

At present, the Property is cleared for development.

The net book value based on the audited accounts as at 30 June 2002 was RM5.19 million.</td><td>Net title land area of 15.12 hectares (i.e. approximately 37.37 acres).

Located in the town of Padang Serai, District of Kulim, Kedah Darul Aman. It lies off the west side of the Tasik Gelugor / Padang Serai main road at about 300 metres north-west of the town of Padang Serai and about 20 kilometres north of the town of Kulim. The present approach to the Property from the town of Padang Serai is by the Tasik Gelugor/Padang Serai main road and an unnamed metalled road which runs off the north side of the said main road.

The Property is a freehold land.</td><td>The Property is the ongoing Taman Serai Setia Project located within the town of Padang Serai and covers an area of approximately 39 hectares (96.37 acres).

The Property has been approved by the relevant authorities for conversion from category of land use 'agriculture' to 'pembangunan' vide an approval letter dated 19 December 1998. The Environmental Impact Assessment Report for the development has also been approved by the Department of Environment vide a letter of approval dated 19 May 1998.

In accordance with the Approved Site Layout Plan, the saleable content within the Property comprises 420 units of single storey terrace houses, 136 units of single storey semi-detached houses, 246 units of single storey low-cost terrace houses, 56 units of single-storey shop/offices, 32 units of 2-storey shop/offices, 12 units of single storey low-cost shops and sites for future development.

Details of the sales to date are as follows:-
<table>
<tr><th>Description</th><th>No of Units</th><th>No of Units sold as at 25.11.02</th></tr>
<tr><td>Single storey terrace houses</td><td>420</td><td>420</td></tr>
<tr><td>Single storey semi-detached houses</td><td>112</td><td>112</td></tr>
<tr><td>Single storey low-cost houses</td><td>243</td><td>243</td></tr>
<tr><td>Single storey shop/offices</td><td>88</td><td>19</td></tr>
<tr><td>Single storey low cost shops</td><td>12</td><td>-</td></tr>
<tr><td>Total</td><td>875</td><td>794</td></tr>
</table>

The total development cost of this project and the expected profits to be derived are approximately RM48.30 million and RM10.19 million respectively. The project is about 76% completed. The financing for this development is sourced from internally generated fund. The commencement and expected completion date of this development are May 2000 and March 2004 respectively.</td><td>The market value as assessed by Khong & Jaafar Sdn Bhd was RM3,900,000 based on the discounted cash flow method of Valuation and counterchecked by the comparison method of valuation, held under a grant-in-perpetuity, in its existing condition with the benefit of planning approval for residential and commercial development. The date of valuation is taken to be 31 July 2001.

The market value as approved by the SC was RM3,900,000.</td></tr>
</table>

INFORMATION ON ACB

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
7.	Lot 5646, Title No. Geran 26504, forming part of the Lenggeng Estate in the Mukim of Lenggeng, District of Seremban, Negeri Sembilan Darul Khusus. The Property is charged to The Development Bank of Singapore Ltd.	The property is a parcel of development land and is an ongoing mixed housing development scheme known as Bandar Academia (the "Property"). At present the site of the Property is more or less fully planted with matured oil palm except for the south-eastern portion which was recently replanted with young oil palm and the eastern portion which is presently being cleared for development. All the oil palm trees are mature with approximately 53% are less than 10 years old and 47% are between 11 to 20 years old. The average yield per annum of oil palm within the Property for the past 5 years (1998 to 2002) is about 19.3 tonnes per hectare. The average production per annum of oil palm for the past 5 years (1998 to 2002) are 6,644 metric tonnes. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM1.4 million (1998), RM1.3 million (1999), RM0.7 million (2000), RM0.2 million (2001) and RM0.6 million (2002). The net book value based on the audited accounts as at 30 June 2002 was RM170.92 million.	Net title land area of 1,833.27 acres (i.e. approximately 741.90 hectares) which is net of 97.85 acres (i.e. approximately 39.60 hectares) compulsorily acquired by the Government for purposes of a Tenaga Nasional Berhad substation. The Property is freehold. The Property is located in the Mukim of Lenggeng, District of Seremban, Negeri Sembilan Darul Khusus. It forms the Lenggeng Division of Lenggeng Estate and has direct frontage to and access from the western side of the Broga / Lenggeng main road at about 7 kilometres north-west of the town of Lenggeng and about 40 kilometres north of the municipal centre of Seremban.	The Property is an ongoing mix housing development scheme known as Bandar Academia. The Property has been approved (subject to certain conditions) by the relevant authorities for conversion from Category Land Use "Agriculture" to "Building" and "Industry" vide a letter of approval dated 8 November 1996. The Environment Impact Assessment Report has been approved by the relevant authorities vide a letter of approval dated 1 October 1999. The property has also been approved by the Majlis Daerah Seremban for mixed development purposes in line with a Site Layout Plan vide a letter of approval dated 11 November 1999. Subsequent to the said approval, a new Layout Plan for the Property was prepared and approved (with certain conditions) by the authorities vide a letter of approval dated 24 May 2001. The saleable content of the approved development within the Property is as follows:-	The market value as assessed by Khong & Jaafar Sdn Bhd was RM194,600,000 based on the discounted cash flow method of valuation held under a grant-in-perpetuity, in its existing condition with benefit of the layout plan approval and sales effected for mixed development. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM194,600,000.

Description	No of Units	No of Units sold as at 25.11.02
Residential:		
Detached lots (50'x 80')	6,508	4,642
Semi-Detached Houses (40' x 80')	352	-
2-Storey Terrace Houses (18' x 65')	82	-
2-Storey Terrace Houses (22' x 65')	91	-
2-Storey Terrace Houses (22' x 75')	209	-
Single Storey Terrace Houses (20' x 70')	331	-
Medium Cost Apartments	1,306	-
Low Cost Flat	6,272	-
Industrial:		
Terrace Factories (25' x 72')	13	-
Commercial:		
Commercial lots	3	-
Single Storey Shops (20' x 70')	172	-
Single Storey Shops (20' x 80')	163	-
Stalls	6	-
Private College	1	-
Club House	1	-
Market	1	-
Petrol Station	4	-
Kindergarten	7	-

The total development cost of this project and the expected profits to be derived are approximately RM953.26 million and RM52.85 million respectively. The project is about 20% completed. The financing for this development is sourced from internally generated funds. The commencement and expected completion date of this development are June 1999 and December 2005 respectively.

<table>
<tr><th></th><th>Land title and encumbrances</th><th>Description and existing use</th><th>Title land area and location</th><th>Potential Development</th><th>Independent Professional Valuation / SC's Approved Valuation</th></tr>
<tr>
<td>8.</td>
<td>Lots 707, 1644, 1647, 1645 & 1648, Title No. Geran 5106, Geran 10886 and Geran 10885 in the Mukim of Tanjung Dua Belas, District of Kuala Langat, Selangor Darul Ehsan.

The Property is charged to The Development Bank of Singapore Ltd.</td>
<td>The property is a parcel of land approved for a mixed housing development scheme (the "Property") and forms a major part of the ongoing Bandar Baru Brooklands housing development scheme ("Scheme").

At present, the site of the Scheme and the Property is almost fully planted with matured oil palm with approximately 59% of trees above 30 years old, except for the central portion of the Scheme which is presently being developed by Che Kiang Realty Sdn Bhd.

The Property has been leased out to third party for harvesting since 1999. The lease agreement dated 1 May 1999 was for a period of 3 years with option to extend for another 2 years. The lessee has exercised the option and hence the lease now expires on 30 April 2004. The current monthly rental is approximately RM33,000.

Crop production for 1998 totalled 3,239 metric tonnes. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM0.6 million (1998), RM0.5 million (1999), RM0.3 million (2000), RM0.2 million (2001) and RM0.2 million (2002). The net book value based on the audited accounts as at 30 June 2002 was RM69.33 million.</td>
<td>Combined title land area of 895 acres or 362.19 hectares of freehold parcel land.

The Property is located in the Mukim of Tanjung Dua Belas, District of Kuala Langat, Selangor Darul Ehsan. It lies along the Banting/Dengkil main road at about 6 kilometres east of the Town of Banting, at about 32 kilometres south-east of the Municipal Centre of Klang and 64 kilometres south-west of the Kuala Lumpur city centre.</td>
<td>The Property forms a major part of the ongoing Bandar Baru Brooklands housing development scheme.

The Scheme within which the Property is located is presently held under Category Land Use "Building" and "Industry" and has been approved by the relevant authorities for a mixed housing development scheme vide a letter of approval dated 30 August 1999.

The Property has been approved by an Approved Layout Plan for 166 detached house lots, 117 detached houses, 1,148 terrace houses, 1,138 medium-cost apartments, 414 low-cost flats, 143 2-storey terrace shops, 3 commercial plots and 2 petrol station sites and 1 stall. In addition to the above development, the layout for Lot 707, which was originally approved for industrial development, has been amended to include 1,136 vacant bungalow lots, 2 industrial plots, 58 shop offices and 1 clubhouse. An amended layout plan for Lot 707 has been approved by the relevant authorities. The saleable content and units sold based on the amended layout plan are as follows:-

<table>
<tr><th>Description</th><th>No of Units</th><th>No Units sold as at 25.11.02</th></tr>
<tr><td>Lot 1644 & 1647 and 1645 & 1648</td><td></td><td></td></tr>
<tr><td><u>Residential:</u></td><td></td><td></td></tr>
<tr><td>Detached house lots</td><td>166</td><td>4</td></tr>
<tr><td>Detached houses</td><td>117</td><td>31</td></tr>
<tr><td>Terrace houses</td><td>1,148</td><td>1,120</td></tr>
<tr><td>Medium-cost apartment</td><td>1,138</td><td>-</td></tr>
<tr><td>Low-cost flat</td><td>414</td><td>75</td></tr>
<tr><td><u>Commercial:</u></td><td></td><td></td></tr>
<tr><td>2-Storey Terrace Shops</td><td>143</td><td>-</td></tr>
<tr><td>Commercial Lot</td><td>3</td><td>-</td></tr>
<tr><td>Petrol Station</td><td>2</td><td>-</td></tr>
<tr><td>Stall</td><td>1</td><td>-</td></tr>
<tr><td>Low-cost shops</td><td>14</td><td>14</td></tr>
<tr><td><u>Lot 707:</u></td><td></td><td></td></tr>
<tr><td>Bungalow lots</td><td>1,136</td><td>504</td></tr>
<tr><td>Industrial plots</td><td>2</td><td>-</td></tr>
<tr><td>Shop offices</td><td>58</td><td>-</td></tr>
<tr><td>Club house</td><td>1</td><td>-</td></tr>
<tr><td>Total</td><td>4,343</td><td>1,748</td></tr>
</table>

The total development cost of this project and the expected profits to be derived are approximately RM141 million and RM131.0 million respectively. The project is about 10% completed. The financing for this development is sourced from internally generated funds. The commencement and expected completion date of this development are December 1999 and December 2006 respectively.</td>
<td>The market value as assessed by Khong & Jaafar Sdn Bhd was RM109,600,000 based on the discounted cash flow method of valuation and counterchecked by the comparison method of valuation, held under 3 separate grants-in-perpetuity, with benefit of the layout approval and sales effected for residential development. The date of valuation is taken to be 31 July 2001.

The market value as approved by the SC was RM109,600,000.</td>
</tr>
</table>

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
9.	Lot PT 6339, Title No. H.S.(D) 5377, in the Mukim of Tanjung Dua Belas, District of Kuala Langat, Selangor Darul Ehsan. The Property is charged to The Development Bank of Singapore Ltd.	The property is a parcel of land with development potential and is known as Brooklands III (the "Property") and forms part of the Brookland Estate. At present the Property is almost fully under mature oil palm cultivation with approximately 76% of the trees above 30 years old. The Property has been leased out to third party for harvesting since 1999. The lease agreement dated 1 February 1999 was for a period of 3 years with option to extend for another 2 years. The lessee has exercised the option and hence the lease now expires on 30 April 2004. The current monthly rental is approximately RM77,000. Crop production for 1998 totalled 4,597 metric tonnes. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM0.9 million (1998), RM0.8 million (1999), RM0.6 million (2000), RM0.4 million (2001) and RM0.4 million (2002). The net book value based on the audited accounts as at 30 June 2002 was RM118.2 million. The Property is presently zoned for residential use.	Land area of 1,243.87 acres (i.e. approximately 503.38 hectares) which is net of 9.60 acres (i.e. approximately 3.88 hectares) compulsorily acquired by the Government. The Property is freehold. The Property lies on the south-eastern side of the Banting/Dengkil main road and across the Sungai Langat at about 6 kilometres east of the town of Banting, at about 32 kilometres south-east of the Municipal Centre of Klang and 64 Kilometres south-west of the Kuala Lumpur city centre.	Nil.	The market value as assessed by Khong & Jaafar Sdn Bhd was RM118,200,000 based on the comparison method of valuation, held under a grant-in-perpetuity , in its existing condition i.e. agriculture. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM118,200,000.
10.	Part of Lot 770, Title No. H.S.(D) 47850, in the Mukim of Beranang, District of Hulu Langat, Selangor Darul Ehsan. The Property is charged to AmMerchant Bank Berhad (formerly known as Arab Malaysian Merchant Bank Berhad) as trustee.	The property is a parcel of land located within an on-going housing development called "Bandar Bukit Mahkota" ("Property"). The Property has been approved for the development of a Business Park whereas the remaining land in Bandar Bukit Mahkota has been approved for mixed residential/commercial units. The Property is presently undeveloped and is leased out for oil palm cultivation. The lease agreement dated 1 July 2002 was for a period of 3 years and hence the lease shall expire on 30 June 2005. The current monthly rental is approximately RM13,000. Net book value of the Property based on the audited accounts as at 30 June 2002 is RM55.4 million.	Bandar Bukit Mahkota is located in the Mukim of Beranang, District of Ulu Langat, Selangor Darul Ehsan. It lies strategically at the south-eastern quadrant of the Putra Mahkota Interchange at the North/South Expressway at about 13 km south of the Bangi township and 34 KM south-east of Kuala Lumpur city. The overall Bandar Bukit Mahkota comprise freehold land with a provisional land title area of 539 hectares (i.e. approximately 1,332 acres). The Property itself comprises a land area of about 122.17 hectares (i.e. approximately 301.90 acres).	The Property is zoned for commercial development for which development such as offices, hotel, shopping centres, medical centres will be permissible. The Property is earmarked for divestment on the basis of infrastructures being provided. The cost of providing the infrastructure is estimated to be about RM68.9 million. The sale of the Property is expected to generate RM350 million. The infrastructure works is targeted to commence in mid 2004 and the sale of the Property to be completed by mid 2006. The disposal of the Property is expected to generate a profit of RM181 million with the financing of the infrastructure works being internally funded by cash flow from the mixed residential/commercial development within Bandar Bukit Mahkota.	The market value as assessed by Khong & Jaafar Sdn Bhd was RM210,000,000, based on the comparison method of valuation, in its existing condition (i.e. agriculture) with benefit of the planning approvals for business park development, subject to the title assumptions made and to the Deed of Assignment to effect a transfer of the beneficial interest in the property being legally enforceable. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM210,000,000.

<table>
<tr><th></th><th>Land title and encumbrances</th><th>Description and existing use</th><th>Title land area and location</th><th>Potential Development</th><th>Independent Professional Valuation / SC's Approved Valuation</th></tr>
<tr>
<td>11.</td>
<td>Part of Lot 770, Title No. H.S.(D) 47850, in the Mukim of Beranang, District of Hulu Langat, Selangor Darul Ehsan.

The Property is charged to AmMerchant Bank Berhad (formerly known as Arab Malaysian Merchant Bank Berhad) as trustee.</td>
<td>The property is a parcel of land approved for residential and commercial development (the "Property") and forms part of the ongoing Bukit Mahkota development (the "Scheme").

Presently, site clearing and earthworks within phases 1 and 2 (bungalow lots) are completed and ready for immediate building construction whilst the building works in the other remaining phases are in various stages of construction.

Net book value of the Property based on the audited accounts as at 30 June 2002 is RM126.69 million.</td>
<td>Land area of about 416.867 hectares (i.e. approximately 1,030.10 acres).

The Scheme is a freehold land.

The Property is located within the ongoing Bukit Mahkota Project in the Mukim of Beranang, District of Hulu Langat, Selangor Darul Ehsan. It lies at the south-eastern quadrant of the Putra Mahkota Interchange at the North-South Expressway at about 13 kilometres south and 34 kilometres south-east of the township of Bangi and the Kuala Lumpur city centre respectively.</td>
<td>The Property has been proposed for a mixed residential and commercial development known as the Bukit Mahkota Project and will comprise of 5,517 residential and commercial units.

The Property essentially comprises the entire Bukit Mahkota except for a 301.90 acres commercial site, which has been designated for use as a business park.

The Scheme has been approved by the relevant authorities for a mixed residential and commercial development in line with the Approved Site Layout Plan vide a letter dated 9 February 1996. The site layout plan however were resubmitted on several occasions for new amendments and additions and the latest re-approved on 14 April 2000. The Environment Impact Assessment Report for the Scheme has been approved by the relevant authorities vide a letter of approval dated 13 August 1993.

The saleable content and units sold of the Property according to the approved amended site layout plan are as follows:-

<table>
<tr><th>Description</th><th>No of units</th><th>No of units sold as at 25.11.02</th></tr>
<tr><td>Bungalow lots</td><td>1,568</td><td>824</td></tr>
<tr><td>Villa</td><td>15</td><td>-</td></tr>
<tr><td>Semi-detached houses</td><td>402</td><td>102</td></tr>
<tr><td>Terrace houses</td><td>1,533</td><td>1,187</td></tr>
<tr><td>Apartments/Flats</td><td>440</td><td>-</td></tr>
<tr><td>Shophouses</td><td>151</td><td>67</td></tr>
<tr><td>Club House</td><td>1</td><td>-</td></tr>
<tr><td>Petrol Station</td><td>2</td><td>-</td></tr>
<tr><td>Low cost flats</td><td>1,036</td><td>793</td></tr>
<tr><td>Houses</td><td>369</td><td>-</td></tr>
<tr><td>Total</td><td>5,517</td><td>2,973</td></tr>
</table>

The project is about 53% completed. The total development cost is expected to be RM628 million and the expected profits to be generated is RM294 million. Financing of this development will be sourced from the cash flow generated from the sales of products within the project. The project, which commenced in July 1996, is on-going and is expected to be completed by December 2006.</td>
<td>The market value as assessed by Khong & Jaafar Sdn Bhd was (i) RM99,000,000 on a "as is" basis and (ii) RM113,000,000 on the assumption that the previous layout of bungalow lots for Phase 5 is maintained, in its existing condition (i.e. agriculture) with the benefit of the planning approvals as well as sales effected and development works completed to-date subject to the title assumptions made and to the Deed of Assignment to effect a transfer of the beneficial interest in the property being legally enforceable. The date of valuation is taken to be 31 July 2001.

The market value as approved by the SC was RM99,000,000.</td>
</tr>
</table>

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
12.	Lots 1, 2, 6, 69, 537, 534, 536, 539, 540, 564 and 565, Title No. G 35385, G 35386, G 35425, G 34148, G 32623, GM 923, GM 924, GM 925, GM 926, GM 927 and GM 928, in the Mukim of Padang Meha, District of Kulim, Kedah Darul Aman. The Property is charged to AmInternational (L) Limited.	The property is a parcel of development land (the "Property"). At present, the site of the property is overgrown with bushes and light undergrowth. Net book value of the Property based on the audited accounts as at 30 June 2002 is RM27.9 million.	Consist of eleven contiguous lots and a combined title land area of 848.10 acres (i.e. approximately 343.22 hectares) The Property is freehold. Located in the Mukim of Padang Meha, District of Kulim, Kedah Darul Aman. It straddles the Padang Serai / Kuala Ketil main road at about 2 kilometres south-west of the town of Merbau Pulas which is 25 kilometres south-east and 30 kilometres north-east of the town centres of Sungai Petani and Kulim.	The Property has been approved for mixed residential/commercial development by the local authorities vide a letter dated 17 June 1998. However, this layout approval has lapsed as the landowner has failed to subsequently submit and obtain approval for the sub-division and conversion for the Property. Plans for re-submission to the relevant authorities for medium cost/low cost house is in progress. The saleable content of the approved development, which has not been launched, is as follows:- **Description** — **No of Units** Medium-cost houses — 281 Low-cost houses — 837 Shops/Offices — 26 Low-cost Shops — 28 Total — 1,172 The total development cost of this project and the expected profits to be derived are approximately RM40.96 million and RM9.95 million respectively. The financing for this development is sourced from internally generated funds. The expected commencement and completion date of this development are July 2003 and November 2005 respectively.	The market value as assessed by Khong & Jaafar Sdn Bhd was 27,900,000, based on the comparison method of valuation, held under 11 separate grants-in-perpetuity, in its existing condition with the benefit of the planning approval for the mixed residential/commercial development. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was 27,900,000.

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
13.	Lot PT 2539 and PT 2540, Title HS(D) 6335 and HS(D) 6333 in the Mukim of Pedas, District of Rembau, Negeri Sembilan Darul Khusus and Lot 1537, 1400, 1460, 1461 and 927, Title Geran 15807, CT 13621 and EMR 823 in the Mukim of Chembong, District of Rembau, Negeri Sembilan Darul Khusus. The Property is charged to The Development Bank of Singapore Ltd.	The property is a parcel of land located in Mukim of Pedas and Chembong, District of Rembau, Negeri Sembilan Darul Khusus and is known as the Chembong Estate (the "Property"). At present, the Property is almost fully under rubber and oil palm cultivation with adequate housing, administrative and recreational facilities. All of the rubber trees are mature with age of more than 20 years. Approximately 70% of the oil palm trees are fairly mature with age from 11 years to 20 years. The average production per annum of oil palm and rubber within the Property for the past 5 years (1998 to 2002) is about 2,226 metric tonnes and 152,732 kilogram respectively. The profit contribution for the past 5 FYEs ended 30 June 2002 were RM0.5 million (1998), RM0.6 million (1999), RM0.4 million (2000), RM0.2 million (2001) and RM0.1 million (2002). The profit contribution for the first quarter ended 30 September 2002 was RM0.03 million. The net book value based on the audited accounts as at 30 June 2002 was RM40.8 million.	Combined land area of 222.14 hectares or 548.93 acres which is net of areas compulsorily acquired by the Government and areas sold to Federal Lands Commissioner vide Sale and Purchase Agreement dated 29 June 1999 but inclusive of an estimated area of about 5.04 hectares (12.45 acres) taken for an electric transmission line by Tenaga Nasional Berhad. The Property is a freehold land. Located off the eastern side of the North/South Expressway in the Mukim of Pedas and Chembong, District of Negeri Sembilan Darul Khusus. It is located about a kilometre south-east of the town of Pedas, 4 kilometres north-west of Rembau and about 18 kilometres south-east of Seremban. The Property has direct frontage to and access from both sides of the Seremban/Tampin main road which cuts through its north-eastern section.	Part of the Property ie Lot PT 2539, Lot 2540 and Lot 1537 comprising a combined provisional title land area of 216.51 hectares or 535.00 acres have been approved by the relevant authorities for the conversion from category of land used from "Agriculture" to "Industry" vide letters dated 12 November 1996, 21 April 1999, 26 October 1999 and 13 May 2000. The remaining lots i.e. Lots 927, 1400, 1460 &1461of the Property have not yet been approved for conversion. The layout plan for the converted portion of the Property has been approved by the relevant authorities vide a letter dated 13 May 1998. The saleable content of the approved layout plan is as follows:- **Description** — **No of Units** Industrial Lot (approximately 0.5-acre) — 89 Industrial Lot (approximately 1-acre) — 82 Industrial Lot (approximately 2-acre) — 37 Industrial Lot (approximately 3-acre) — 15 Industrial Lot (approximately 4-acre) — 10 1 ½ -Storey Semi Detached Factory (60' x 120') — 72 1 ½ -Storey Terrace Factory (22' x 104') — 156 Stall — 1 Petrol Station Site — 1 Apartment site — 1 Police Quarters (Sold) — 1 Total — 465 The Property is currently earmarked for divestment	The market value as assessed by Khong & Jaafar Sdn Bhd was RM37,500,000, based on the comparison method of valuation, held under a grant-in-perpetuity, in its existing condition (i.e. agriculture) with benefit of the conversion and layout plan approval for industrial use. The date of valuation is taken to be 31 July 2001. The market value as approved by the SC was RM37,500,000.

Property of Hiap Joo Chong

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development	Independent Professional Valuation / SC's Approved Valuation
1.	Lot 4060, Geran 26262, Mukim of Batu, Wilayah Persekutuan Kuala Lumpur The Property is free from encumbrances.	The property is a parcel of land with industrial development potential (the "Property"). At present, the Property has been cleared, levelled and almost ready for immediate building construction. The southern portion of the property of about 0.169 acres (i.e. approximately 7,362 square feet) is let for storage purposes and is fenced. The net book value based on the audited accounts as at 30 June 2002 was RM1.12 million.	Land area of about 25,721.989 square metres (i.e. approximately 276,869 square feet). The Property is freehold. Located in the Mukim of Batu, Wilayah Persekutuan, Kuala Lumpur. It lies off the west side of Jalan Ipoh and is situated adjacent to the northern boundary of the Segambut Light Industrial Area at about 6 kilometres north-west of the Kuala Lumpur city centre.	An application for development of medium cost apartments and shops have been submitted to the relevant authorities and is currently pending approval.	The market value as assessed by Khong & Jaafar Sdn Bhd was RM13,800,000 based on the comparison method of valuation held under a grant-in-perpetuity, in its existing condition with vacant possession and subject to its title being free from encumbrances good marketable and registrable. The date of valuation was 31 July 2001. The market value as approved by the SC was RM13,800,000.

7. HISTORICAL FINANCIAL INFORMATION

The audited consolidated financial results of ACB for the five FYE 30 June 2002 and the announced unaudited consolidated results for the quarter ended 30 September 2002 are summarised as follows:

FYE 30 June	<------ Audited				------>	Unaudited quarter ended 30.09.02
	1998	1999	2000	2001	2002	
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
Turnover	6,352,629	5,134,671	5,379,720	5,130,657	5,622,262	1,483,901
Loss before exceptional items	(230,619)	(473,553)	(263,163)	(589,872)	(447,609)	(5,779)
Exceptional items	(923,294)	(456,846)	(306,647)	(40,097)	-	-
	(1,153,913)	(930,399)	(569,810)	(629,969)	(447,609)	(5,779)
Share of results in associated companies	10,721	(4,298)	(92,547)	(117,930)	(103,948)	(2,427)
LBT	(1,143,192)	(934,697)	(662,357)	(747,899)	(551,557)	(8,206)
Taxation	(3,394)	61,579	(62,108)	(77,694)	(98,542)	(17,438)
LAT	(1,146,586)	(873,118)	(724,465)	(825,593)	(650,099)	(25,644)
MI	113,538	41,431	95,418	150,385	74,194	(31,547)
LAT and MI	(1,033,048)	(831,687)	(629,047)	(675,208)	(575,905)	(57,191)
Shareholders' funds	1,795,318	893,110	192,227	(470,014)	(1,179,782)	(1,238,201)
Total borrowings	898,467	8,144,434	7,775,253	7,549,893	7,224,786	7,153,297
Weighted average number of shares in issue ('000)	1,259,114	1,259,114	1,259,448	1,259,593	1,259,593	1,259,593
Net (LPS) (sen)	(82.0)	(66.1)	(49.9)	(53.6)	(45.7)	(18.2)*
Gross dividend per share (%)	0.5	0.1	0.1	0.1	-	-

Notes:

* *Annualised.*

1. *There were no extraordinary items reported for the financial years under review.*

2. *In 1998, a LAT and MI of RM1,033 million was reported as compared to a PAT and MI of RM133.3 million in the preceding year. Apart from some of ACB's operations in the PRC, the impact of the region's economic and financial turmoil had adversely affected most of ACB's business operations, in particular ACB's financial services, property, steel and motor divisions. The weakening of RM against the USD resulted in the ACB Group incurring realised and unrealised exchange losses on the conversion of foreign currency borrowings amounting to RM632.1 million. In addition, the ACB Group made provisions for doubtful debts of RM291.2 million for its local and regional stockbroking companies as a result of the continued depressed stock market sentiment.*

3. *In 1999, a LAT of RM831.7 million was reported mainly attributable to the lower realised and unrealised exchange losses on the conversation of foreign currency borrowings amounting to RM212.2 million as compared to RM632.1 million in previous year.*

4. *In 2000, a LAT of RM629.0 million was reported due to further one-off write-downs totalling RM307.0 million in respect of debts written down upon cessation of its pharmaceutical operation in the PRC and the divestment of its chocolate operations.*

5. *In 2001, a LAT of RM675.2 million was reported mainly due to the decline in the steel and property division.*

6. *In 2002, a lower LAT of RM575.9 million was reported mainly due to the better performance in the steel industry and gain on disposal of a subsidiary company and an associated company of RM77.8 million.*

7. *For the quarter ended 30 September 2002, a lower LAT was reported by the ACB Group due mainly to the lower provision/allowance made for diminution in value for certain assets during the quarter.*

8. *The exceptional items reported for the FYE 30 June 1998 to 2001 were related to the following:*

FYE 30 June	***1998 RM'000***	***1999 RM'000***	***2000 RM'000***	***2001 RM'000***
Loss/(gain) on foreign exchange	*632,071*	*212,161*	*98,334*	*17,465*
Provision for doubtful debts for stockbroking companies	*291,223*	*244,685*	*124,343*	*22,632*
Provision on cessation of operations of subsidiary companies	*-*	*-*	*83,970*	*-*
	923,294	***456,846***	***306,647***	***40,097***

9. *Taxation was provided for all the financial years under review, except for the FYE 30 June 1999, despite the losses incurred as certain expenses were not tax deductible and losses of certain subsidiary companies could not be offset with profits of other subsidiary companies within the ACB Group. A tax credit was recorded for FYE 30 June 1999 due to recovery of tax deducted on dividend income from subsidiary companies.*

8. HISTORICAL SHARE PRICE

The monthly highest and lowest market prices of ACB Shares for the 12 months to December 2002 as traded on the KLSE are as follows:

	High RM	Low RM
2002		
January	0.175	0.130
February	0.150	0.100
March	0.115	0.080
April	0.130	0.100
May	0.120	0.090
June	0.100	0.080
July	0.100	0.080
August	0.090	0.065
September	0.075	0.050
October	0.065	0.040
November	0.050	0.040
December	0.065	0.040

The latest transacted price of ACB Shares on 25 March 2002, being the last Market Day immediately preceding the date of announcement of the revised Proposed GWRS	RM0.100
The latest transacted price of ACB Shares on 2 January 2003 (the latest practicable date prior to the despatch of this Circular)	RM0.045

(Source: Bloomberg)

9. AUDITED FINANCIAL STATEMENTS OF THE ACB GROUP

The audited financial statements of ACB for the FYE 30 June 2002 together with the Auditor's report is available for inspection at the Registered Office of ACB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, from the date of this Circular up to and including the date of the EGM.

Shareholders who wish to obtain a copy of the financial statements may forward your request in writing via ordinary post, fascimile or e-mail to the address and/or numbers below:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur
Contact Person : Wong Phooi Lin
Telephone Number : 03 2162 2155
Fax Number : 03 2162 3448
Email Address : gwrsamb@lion.com.my

in which case a copy of the financial statements of ACB will be sent to you at your specified mailing address by ordinary post without any fees or charges. Alternatively, shareholders may collect in person a copy of the financial statements from the Company's Registered Office at the address set out above.

10. OTHER MATTERS

The details of ACB's land-banks for commercial development are as follows:

	Land title and encumbrances	Description and existing use	Title land area and location	Potential Development
1.	Mutiara Parade, HS(D) 10 PT 6, Bandar Georgetown, Section 17, Daerah Timur Laut, Penang	The property comprises a parcel of development land (the "Property"). At present the Property is being used as a carpark and the surface of the land is improved with tarmac/crusher run with a monthly rent of RM 33,000. The net book value of the Property based on the audited accounts as at 30 June 2002 is RM63.57 million.	Land area of approximately 109,964 sq. ft. The Property is a 99 years leasehold land expiring 8 August 2092. Located in close proximity to KOMTAR building and is next to the existing Shangrila Inn hotel along Jalan Megazine	The proposed development is known as "Mutiara Parade" an 11-storey shopping center with 7 levels of retail floors, one basement carpark and 4 elevated parking levels. The development did not commence and the Property is earmarked for divestment.
2.	Mahkota Seaworld, H.S.(D) 49710, PT 497, Kawasan Bandar XLII, Daerah Melaka Tengah, Melaka	The property comprises a parcel of development land (the "Property"). At present the Property is a vacant land and is not occupied for any use. The net book value of the Property based on the audited accounts as at 30 June 2002 is RM0.49 million.	Land area of approximately 8,701 square meters (93,658 square feet). The Property is a 99 years leasehold land expiring 8 August 2092. Located in close proximity to Century Mahkota Hotel Melaka and Mahkota Parade.	The proposed development consists of an Oceanarium where marine life will be displayed. The local council has not approved the proposal yet. The vacant land is earmarked for divestment
3.	Visionwell Land, CT 13782 Lot 692, Section 57, Jalan Nagasari, Kuala Lumpur	The property comprises a parcel of development land (the "Property") with an ongoing development. The net book value of the Property based on the audited accounts as at 30 June 2002 is RM83.80 million.	Land area of approximately 92,749 square feet. The Property is a freehold land. Located in close proximity to Istana Hotel and Wisma Boustead along Jalan Nagasari, off Jalan Raja Chulan, Kuala Lumpur.	The proposed development consists of a 15 storey office tower (to be returned to the KL & Selangor Teochew Association as consideration of the purchase price of the land) and two blocks of service apartments (330 units) to be retained by Visionwell Sdn Bhd. The company has submitted for amendment approval to the previous development order for hotel development. The amendmend approval was issued by DBKL on 8 November 2002 The substructure works which are presently on-ongoing are approximately 50% completed, whilst the construction of the office blocks are approximately 41% completed. The substructure works and the construction of the office blocks are expected to be completed by December 2003.
4.	Seremban Parade Land, HS(D) 92634 PT 5148, Lot 4973 Jalan Dato' Bandar Tunggal, Seremban	The property comprises a parcel of development land (the "Property") adjacent to the existing Seremban Parade shopping center. The net book value of the Property based on the audited accounts as at 30 June 2002 is RM3.71 million.	Land area of approximately 2.0 acres which is part and parcel of the title upon which Seremban Parade is erected. The lease on the land is expiring on 3 October 2094.	The proposed development is for an extension to the existing shopping center and an office tower above the extended block. So far, application for the same has not been submitted to the relevant authorities.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
(AF 1146)
Chartered Accountants
11th Floor Wisma Sime Darby
Jalan Raja Laut
P O Box 10192
50706 Kuala Lumpur, Malaysia
Telephone +60 (3) 2693 1077
Facsimile +60 (3) 2693 0997

The Board of Directors
Angkasa Marketing Berhad
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur

27 December 2002

PwC/FWY/py/0996J

ANGKASA MARKETING BERHAD
CONSOLIDATED (LOSS)/PROFIT FORECAST
FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003

Dear Sirs,

1 We have reviewed the accounting policies and calculations for the consolidated (loss)/profit forecast of Angkasa Marketing Berhad ('AMB') Group, for which the Directors are solely responsible, for the financial year ending 30 June 2003, as set out in the attached Appendix. The consolidated (loss)/profit forecast has been prepared for the purpose of inclusion in the Circular to Shareholders of AMB to be dated 9 January 2003 in connection with the proposals ('the Proposals') described in paragraph 1 in the attached Appendix.

2 The consolidated (loss)/profit forecast includes the results of a subsidiary company and certain associated companies. As set out in paragraph 2.4 in the attached Appendix, the forecast results of these companies are based on the Directors' best estimates. We were not able to obtain sufficient information and explanations we have considered necessary due to limitations placed on the scope of our work by these companies. In view of the significance of this matter, we do not express an opinion on whether the forecasts of these companies, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis of the assumptions made by the Directors set out in the attached Appendix, and whether they are presented on a basis consistent with the accounting policies normally adopted by the AMB Group.

PRICEWATERHOUSECOOPERS

The Board of Directors
Angkasa Marketing Berhad
PwC/FWY/py/0996J
Circular to Shareholders

3 Subject to the matter set out in paragraph 2 above, in our opinion, the consolidated (loss)/profit forecast, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis of the assumptions made by the Directors set out in the attached Appendix, and is presented on a basis consistent with the accounting policies normally adopted by the AMB Group, including the adoption of new applicable Malaysian Accounting Standards Board (MASB) standards, as mentioned in paragraph 2.14 in the attached Appendix.

4 Without further qualifying our opinion, we draw attention to paragraph 2.5 in the attached Appendix which explains the financial position of the AMB Group and the plans of the Directors to implement a scheme involving the restructuring of the AMB Group's debts and rationalisation of the AMB Group structure. The validity of preparing the forecast on the going concern basis depends upon the successful implementation of these restructuring plans.

Yours faithfully,

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

MOHAMMAD FAIZ BIN MOHAMMAD AZMI
(No. 2025/03/04 (J))
Partner of the firm

(2)

ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON

The Directors of Angkasa Marketing Berhad ('AMB') forecast that, in the absence of unforeseen circumstances, the consolidated (loss)/profit forecast after taxation and after minority interests for the financial year ending 30 June 2003, before and after the effects of the proposals ('the Proposals') described in paragraph 1 below, will be as follows:

	RM'million
Before the effects of the Proposals	(32.35)
After the effects of the Proposals	142.03

The following gains/(losses) have been included in the consolidated profit forecast after taxation and minority interests after the effects of the Proposals:

		RM'million
(i)	Principal amount waiver of amounts payable to Financial Institution ('FI') lenders	112.05
(ii)	Principal amount waiver of amounts payable to Lion Land Berhad ('LLB')	26.49
(iii)	Net interest savings from the Proposals	55.41
(iv)	Interest income on Amsteel Corporation Berhad ('ACB') bonds	8.08
(v)	Interest expense on AMB bonds	(37.89)
(vi)	Restructuring cost	(2.39)
(vii)	Amortisation of the AMB bonds equity kicker yield to maturity	(2.44)

The consolidated (loss)/profit forecast of the AMB Group has been prepared based on the Directors' assessment of the present economic and operating conditions and a number of best estimate assumptions responding to future events and actions which at the date the forecast was prepared, the Directors expect to occur, but which may or may not take place.

A forecast, by its nature, is subject to uncertainties and unexpected events, many of which may be outside the control of the Group and its Directors. Also, events and circumstances often do not occur as anticipated, and therefore actual results are likely to differ from the forecast, and the differences may be material. Accordingly, the Directors' cannot and do not guarantee the achievement of the forecast.

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036

ANGKASA MARKETING BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON (CONTINUED)

The principal bases and assumptions upon which AMB Group's (loss)/profit forecast has been prepared are set out below.

1. The Proposals

The Proposals involve the following transactions which are inter-conditional and form an integral part of an overall scheme comprising various proposed corporate and debt restructuring exercises for the Lion Group* (Group Wide Restructuring Scheme or 'GWRS') and will be completed on 7 February 2003:

1.1 AMB Group Corporate Restructuring Exercise

(a) It is proposed that AMB implements a capital reconstruction exercise involving a capital reduction of RM0.70 in each existing issued and fully paid-up ordinary share of RM1.00 each in AMB and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each in AMB as follows:

	Existing number of shares issued and paid-up	Par value	Proposed capital reduction	Capital consolidation	Number of shares issued and paid-up after Proposed capital reconstruction
		RM	%		
AMB	147,451,096	1.00	70	10 into 3	44,235,330*

* After taking into account the proposed allotment and issuance of an additional 4 ordinary shares of RM0.30 each for cash to increase the issued and fully paid-up share capital from RM44,235,328.80 (after the proposed capital reduction of RM0.70 in each AMB share) to RM44,235,330.

(b) It is proposed that AMB acquires 100% equity interest in Silverstone Berhad ('Silverstone') for RM255.68 million. The purchase consideration of RM255.68 million was arrived at on a willing buyer-willing seller basis and represents approximately the estimated unaudited net tangible assets ('NTA') of Silverstone as at 31 December 2001 of RM255.68 million, after adjusting for the relevant principal waived by Silverstone of RM6 million in relation to the Inter-PLC Debt** owing by the Amsteel Corporation Berhad ('ACB') Group to Silverstone.

---

* Lion Group : Comprising Amsteel Corporation Berhad ('ACB Group'), Lion Corporation Berhad ('LCB Group'), Lion Land Berhad ('LLB Group') and Angkasa Marketing Berhad ('AMB Group') collectively.

** Inter-PLC Debt refers to debt within the Lion Group which comprises the Amsteel Corporation Berhad ('ACB Group'), Lion Corporation Berhad ('LCB Group'), Lion Land Berhad ('LLB Group') and Angkasa Marketing Berhad ('AMB Group') collectively.

ANGKASA MARKETING BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON (CONTINUED)

It is proposed that the purchase consideration of RM255.68 million would be satisfied as follows:

(i) As at 31 December 2001, there was an existing Inter-PLC Debt owing by Lion Corporation Berhad ('LCB') Group to AMB Group of RM8.00 million. It is proposed that part of the purchase consideration of RM16.24 million payable to LCB and Limpahjaya Sdn Bhd ('Limpahjaya') for their 6.35% equity interest in Silverstone, comprising 12,946,752 Silverstone shares, to be satisfied by netting-off the aforesaid Inter-PLC Debt owing by LCB Group to AMB Group. As a result of the cash yield adjustment*, the amount of Inter-PLC Debt available for the net-off shall be RM6.82 million. The balance of RM9.42 million shall be settled by the issuance of 8.97 million new AMB shares; and

(ii) RM239.44 million payable to the other vendors for the remaining 93.65% equity interest in Silverstone, comprising 190,930,748 Silverstone shares, shall be satisfied by the issuance of 231.17 million of new AMB shares.

Based on the issue price/value of RM1.05 per AMB share (to be issued to ACB, Umatrac Enterprises Sdn Bhd ('Umatrac'), Posim Berhad ('Posim'), LCB and Limpahjaya, Datuk Cheng Yong Kim ('DAC') and parties deemed connected to Tan Sri William H.J. Cheng and DAC ('DAC and TSWC Group') and RM1.00 per AMB share (to be issued to the other shareholders of Silverstone), 240.14 million new AMB shares are to be issued to the following parties pursuant to the proposed acquisition of Silverstone:

Vendor	No. of Silverstone shares to be disposed million	Equity interest in Silverstone %	Consideration RM'million	No. of new AMB shares to be issued No. of shares million	Inter-PLC Debt netted-off RM'million
ACB and Umatrac	106.57	52.27	133.64	127.28	-
Posim	0.14	0.07	0.18	0.17	-
LCB and Limpahjaya	12.95	6.35	16.24	8.97	6.82
DAC and TSWC Group	31.73	15.56	39.79	37.89	-
Minority shareholders	52.49	25.75	65.83	65.83	-
	203.88	100.00	255.68	240.14	6.82

* Cash yield adjustment: The amount of the balances of the Inter-PLC Debts owing to the PLC Group which is deemed settled via netting off against the purchase/disposal considerations payable/receivable by the PLC Group.

ANGKASA MARKETING BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON (CONTINUED)

(c) AMB proposes to dispose of its entire 20% equity interest in Avenel Sdn Bhd ('Avenel') to ACB and AMB shall be obliged to pay ACB RM80.63 million, which was arrived at as follows:

	RM'000
Avenel's share of 83.70%* of adjusted cost of investment in Posim	499,417
Less: Avenel's debts for which undertakings have been given by AMB, LLB and ACB	(987,600)
Avenel's estimated unaudited net liabilities as at 31 December 2001	(488,183)
AMB's share of 20% of Avenel's estimated unaudited net liabilities as at 31 December 2001	97,637
Less: Indemnity payment made by AMB directly to Security Providers of Avenel	(17,010)
	80,627

Note:* As at 25 November 2002, Avenel holds 170,097,271 ordinary shares of RM1.00 each in Posim, representing 83.70% of the share capital of Posim.

As the consideration of RM80.63 million would be satisfied by netting off the existing Inter-PLC Debt owing by ACB Group to AMB Group, the value of Inter-PLC Debt deemed settled via the netting off of assets shall be RM97.38 million, after taking into account the cash yield adjustment.

The adjusted consideration of RM97.38 million shall be satisfied by netting off against the Inter-PLC Debts owing by the ACB Group to the AMB Group of RM97.38 million.

ANGKASA MARKETING BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON (CONTINUED)

Avenel currently holds 146 million deferred shares of RM1.00 ('deferred shares') each in SFI. In the event these deferred shares are redeemed, the proceeds would be distributed pro-rata among the current shareholders of Avenel, namely, LLB, AMB and ACB, which would translate to the following:

Shareholders of Avenel	Equity interest in Avenel	Percentage of proceeds
	%	%
LLB	25	25
AMB	20	20
ACB	55	55
	100	100

It is assumed that the existing deferred shares in SFI will not be redeemed in the forecast year.

(d) Pursuant to the Proposed Debt Restructuring Exercise for AMB Group, and consistent with the principal waived for the AMB Group FI Lenders*, it is proposed that a principal portion of the Inter-PLC Debts owing by/to the AMB Scheme Companies** be waived as well.

* AMB Group FI Lenders :Financial institution lenders to the AMB Scheme Companies whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise for the AMB Group.

** AMB Scheme Companies: The Companies within the AMB Group which are included in the Proposed Debt Restructuring Exercise of the AMB Group.

ANGKASA MARKETING BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON (CONTINUED)

It is proposed that AMB shall settle the Inter-PLC Debts with other PLC Groups as follows:

(i) Settlement with ACB Group

As at 31 December 2001, there were net Inter-PLC Debts of RM182.00 million and RM40.00 million owing by the ACB Group to the AMB Group and Silverstone respectively (after the relevant principal waived of RM45 million). The RM97.38 million consideration payable by the AMB Group to the ACB Group pursuant to the proposed divestment of Avenel, as detailed in paragraph 1.1(c), is proposed to be netted off against the Inter-PLC Debts owing by ACB Group to AMB Group and Silverstone as follows:

	RM'million
Owing by ACB Group to AMB Group	182.00
Owing by ACB Group to Silverstone	40.00
Consideration payable to ACB Group for the Proposed Divestment of Avenel	(97.38)
	124.62

It is proposed that AMB Group receives RM1.25 million upfront cash payment, RM94.45 million in net present value of ACB bonds and 28.92 million of new ACB shares at RM1.00 per ACB share in settlement of the net amount of RM124.62 million owing by ACB Group to AMB Group.

In addition to the above, 5.09 million detachable new ACB shares will be attached to the ACB Bonds as equity-kicker shares credited as fully paid-up.

(ii) Settlement with Chocolate Products (Malaysia) Berhad ('CPB')

It is proposed that AMB Group receives RM3.00 million CPB Inter-Company Repayment to settle the Inter-PLC Debt of RM3.00 million owing by CPB to AMB Group of RM3.00 million as at 31 December 2001.

ANGKASA MARKETING BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON (CONTINUED)

(iii) Settlement with LCB Group

As at 31 December 2001, there was a net Inter-PLC Debt of RM8.00 million owing by the LCB Group to the AMB Group.

Pursuant to the Proposed Acquisition of Silverstone (which is set out in paragraph 1.1(b)(i)), it is proposed that part of the purchase cnsideration of RM16.24 million payable by AMB to LCB and Limpahjaya for their 6.35% equity interest in Silverstone to be satisfied by netting-off RM6.83 million of the aforesaid Inter-PLC Debt owing by the LCB Group to the AMB Group. As a result of the cash yield adjustment, the value of Inter-PLC Debt deemed settled via netting off assets shall be RM8 million.

The AMB Group's estimated loss from the above-mentioned settlement of Inter-PLC Debt is RM1 million, which relates to the amount of Principal Waived by the AMB Group.

(iv) Settlement with LLB Group

As at 31 December 2001, there was a net Inter-PLC Debt of RM134.00 million owing by AMB Group to LLB Group (after the relevant principal waived and netting off an Inter-PLC Debt owing to AMB Group by the Posim Group, part of the restructured LLB Group, of RM2.00 million). It is proposed that AMB would swap RM5.79 million upfront cash payment, RM114.81 million in net present value of AMB bonds, 6.70 million of new AMB shares at RM1.00 per AMB share and 6.70 million new redeemable cumulative convertible preference shares of RM0.01 each to be issued by AMB at an issue price of RM1.00 each pursuant to the Proposed Debt Restructuring Exercise ('RCCPS') for settlement of the aforesaid Inter-PLC Debts of RM134.00 million owing from AMB Group to LLB Group.

In addition to the above, 4.65 million detachable new AMB shares will be attached to the AMB Bonds as equity kickers shares to LLB Group credited as fully paid up.

ANGKASA MARKETING BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON (CONTINUED)

1.2 AMB Group Debt Restructuring Exercise

The Adjusted Applicable Debts* to be addressed under the proposed debt restructuring exercise for the AMB Group as at 31 December 2001 are as follows:

	Unsecured			Total
	RM'million	US$'million	RM'million Equivalent	RM'million Equivalent
AMB Group FI Lenders				
Outstanding principal amounts	34.90	193.65	735.87	770.77
Principal waived	(4.86)	(30.18)	(114.70)	(119.56)
Further sum	(3.42)	(19.06)	(72.42)	(75.84)
Adjusted applicable debts	26.62	144.41	548.75	575.37
Inter-PLC Debts owing by the AMB Group to the LLB Group				
Outstanding principal amounts	205.83	-	-	205.83
Principal waived	(25.00)	-	-	(25.00)
Further sum	(44.83)	-	-	(44.83)
Inter-PLC Debt owing by Posim#	(2.00)	-	-	(2.00)
Adjusted applicable debts	134.00	-	-	134.00

Note:# As at 31 December 2001, there was a net Inter-PLC Debt owing by the Posim Group (part of the restructured LLB Group) to the AMB Group of RM2.00 million. It is proposed that the AMB Group shall assign its rights to receive the aforesaid RM2 million owing by the Posim Group to the LLB Group and this RM2 million would subsequently be netted off against the Inter-PLC Debts owing by the AMB Group to the LLB Group.

* Adjusted Applicable Debts: The outstanding principal amounts owing to AMB Scheme Creditors less the principal waived and further sum, which are proposed to be addressed under the Proposed Debt Restructuring Exercise for the AMB Group.

ANGKASA MARKETING BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON (CONTINUED)

(i) The amount of upfront cash payment, AMB shares, RCCPS, AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts to be issued to the AMB Scheme Creditors are as follows:

	Upfront cash payment RM'million	Amount converted into AMB shares RM'million	Amount converted into RCCPS RM'million	Amount converted into AMB Bonds and Consolidated and Rescheduled debts RM'million (or equivalent)	Adjusted applicable debts RM'million
AMB Bonds (AMB Group Inter-PLC Creditor)					
Class B	5.787	4.891	4.891	82.251	97.820
Class C	-	1.809	1.809	32.562	36.180
	5.787	6.700	6.700	114.813	134.000
AMB Bonds (AMB Group FI Lenders)					
Class B	1.150	0.972	0.972	16.342	19.436
Class C	-	0.359	0.359	6.470	7.188
	1.150	1.331	1.331	22.812	26.624
AMB-SPV Consolidated and Rescheduled Debts (AMB Group FI Lenders)					
Class B	19.482	16.466	16.466	276.899	329.313
Class B (CG Lenders)**	2.174	1.650	1.650	92.163	97.637
Class C	-	6.090	6.090	109.620	121.800
	21.656	24.206	24.206	478.682	548.750
	28.593	32.237	32.237	616.307	709.374

** CG Lenders: Lenders of Lion Rubber Industries Pte Ltd whose debts are guaranteed by AMB.

ANGKASA MARKETING BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON (CONTINUED)

(ii) Proposed Redemption/Repayment Tenure

The AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts are redeemable/repayable in annual instalments, and their proposed redemption/repayment tenure, is summarised below:

Unsecured AMB Scheme Creditors	
Class B	Class C
1 - 7 years	1 - 10 years

The first annual redemption/repayment date of AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts shall be on the Issue Date, and thereafter, the subsequent annual redemption/repayment dates shall be on every 31 December. However, a redemption/repayment made at any date which is not more than 14 days before each redemption/repayment date of 31 December will not be construed as early redemption/repayment.

Based on the proposed yearly redemption/repayment amounts and the due dates for the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts, holders of AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts would receive the relevant Cash Yield to Maturity ('YTM') for the period commencing on 1 January 2002 and ending on the respective last annual redemption/repayment date for the AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts. Accordingly, interest due to holders of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts (including AMB Group FI Lenders) from 1 January 2002 is built into the relevant cash YTM.

The AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts were previously targeted to be issued on 1 January 2002, and accordingly, the up-front cash payment totalling RM28.59 million ('Year 0 payment') was previously targeted to be paid to the AMB Scheme Creditors on 1 January 2002 as well. However, in view of the unforeseen delay in the implementation of the Proposed AMB Scheme which is expected to be sanctioned by the High Court on 7 February 2003, AMB proposes to pay interest on the Year 0 payment for the period commencing on 1 January 2002 up to the Issue Date calculated based on the cash YTM applicable to the relevant AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts without interest compounding ('Year 0 Interest').

For illustrative purposes only, the estimated Year 0 Interest to be paid by AMB is approximately RM1.20 million and this Year 0 Interest shall be paid to holders of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts on the Issue Date shall be funded from the interest earned between 1 January 2002 to the Unconditional Date (assuming at 31 December 2002 for illustrative purpose only) from proceeds arising from the Proposed Divestment Programme for the AMB Group currently deposited in designated escrow accounts.

ANGKASA MARKETING BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON (CONTINUED)

(iii) Proposed YTM

The proposed cash YTM and the value of AMB shares to be issued as equity-kicker for each class of AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts are set out below:

Category	Instrument	Cash YTM[1]	Equity kicker enhancement to YTM			All-in YTM[2]
			Kicker YTM[1]	Value of AMB shares issued as equity-kicker	Total No. of AMB shares ('million)	
Class B	Bonds	4.75%	0.85%	Approximately RM2,428 of AMB shares at the assumed value of RM1.00 per AMB share would be attached to each RM100,000 of Adjusted Applicable Debts	2.85	5.60%
Class B	Consolidated and Rescheduled Debts	4.00%	0.85%	Approximately USD2,402 of AMB shares at the assumed value of RM1.00 per AMB share would be attached to each USD100,000 of Adjusted Applicable Debts	7.91	4.85%
Class B	Consolidated and Rescheduled Debts (CG Lenders)	4.00%	0.85%	Approximately USD799.09 of AMB shares at the assumed value of RM1.00 per AMB share would be attached to each USD100,000 of Adjusted Applicable Debts.	0.78	4.85%
Class C	Bonds	4.75%	0.85%	Approximately RM6,286 of AMB shares at the assumed value of RM1.00 per AMB share would be attached to each RM100,000 of Adjusted Applicable Debts	2.72	5.60%
Class C	Consolidated and Rescheduled Debts	4.00%	0.85%	Approximately USD6,288 of AMB shares at the assumed value of RM1.00 per AMB share would be attached to each USD100,000 of Adjusted Applicable Debts	7.66	4.85%
Total					21.92	

Notes:

1 The cash YTM and kicker YTM were arrived at following negotiations with the core AMB Group FI Lenders and after taking into consideration the availability of AMB Group's projected cash flows for the 10-year period from 2002 to 2011.

2 Represents the aggregate of the cash YTM and kicker YTM.

It is proposed that detachable AMB shares be attached to the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts as an equity-kicker enhancement to the cash YTMs of 0.85% for Class B and Class C AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts as set out above.

ANGKASA MARKETING BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON (CONTINUED)

2 General assumptions

2.1 There will be no material acquisition or disposal of assets or material changes in the present AMB Group structure.

2.2 The proceeds from the proposed disposals forming part of the Proposals will be utilised as follows:

		2003 RM'million
(i)	Payment to Group Unsecured Lenders	5.48
(ii)	Payment to settle Inter-PLC Debts	17.21
(iii)	Payment to other Unsecured Lenders	61.89
		84.58

2.3 The Proposals described in paragraph 1 above will be implemented as planned.

2.4 The consolidated (loss)/profit forecast includes the loss after taxation and after minority interests of an overseas subsidiary company and the AMB Group's net share of profit/(loss) of certain local associated companies and an overseas associated company as follows:

	Before the effects of the Proposals RM'million	After the effects of the Proposals RM'million
Financial year ending 30 June 2003:		
- Subsidiary company		
• Dong Feng Lion Tyre Co Ltd	(20.9)	(20.9)
- Associated companies		
• Lion Suzuki Marketing Sdn Bhd	0.62	0.62
• Suzuki Assemblers Malaysia Sdn Bhd	(7.73)	(7.73)
• Nanjing Jincheng Machinery Co Ltd	Nil	Nil

The results of the above mentioned companies have been forecast by the Directors of the AMB Group using best estimates based on the results for the financial year ended 30 June 2002 and the prevailing market conditions and demand.

ANGKASA MARKETING BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON (CONTINUED)

2.5 The AMB Group incurred a loss after taxation and after minority interests of RM221.27 million during the financial year ended 30 June 2002. At that date, current liabilities of the AMB Group exceeded current assets by RM996.70 million. The AMB Group has not serviced some of its principal borrowings. Certain principal bankers have frozen or withdrawn existing credit facilities of the AMB Group.

The Directors have approved a revised GWRS which will involve the restructuring of the AMB Group's debts and rationalisation of the AMB Group's structure whereby core businesses would be redefined and non-core businesses would be divested. In addition, the Company has obtained the approval of its scheme creditors to restructure its debts pursuant to a scheme of arrangement under Section 176(1) of the Companies Act, 1965 and the Directors are of the opinion that certain subsidiary companies will be able to obtain extended repayment schedules on existing term loans from their bankers.

The Directors are of the opinion that the restructuring scheme referred to above will be successfully implemented. Accordingly, the Directors consider that it is appropriate to prepare the forecast of the AMB Group on a going concern basis. The forecast does not include any adjustments relating to the recoverability and classification of recorded assets amounts or to amounts and classification of liabilities that may be necessary if the AMB Group is unable to continue as a going concern.

2.6 The economic condition in Malaysia and the People's Republic of China ('PRC') during the forecast year is generally expected to improve.

2.7 There will be no significant changes to the present income tax legislation in Malaysia and PRC. Income tax for the forecast year is provided for at the prevailing tax rate except where there is sufficient unutilised tax losses, unabsorbed capital allowances and reinvestment allowances to offset against taxable income.

2.8 There will be no significant changes in the present legislation or Government regulations in Malaysia and PRC affecting the activities of the AMB Group or the markets in which it operates.

2.9 The rate of inflation in Malaysia and PRC will not vary significantly from the current level.

2.10 Other than inflationary increases, there will be no significant increase in raw materials, labour and wages and other costs.

2.11 There will be no major breakdown or disruption in manufacturing facilities, industrial disputes or other abnormal factors, both domestic and overseas, which will adversely affect the activities of the AMB Group.

ANGKASA MARKETING BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON (CONTINUED)

2.12 Existing financing facilities, other than those forming part of the debt restructuring scheme, will remain available at rates approximating those currently available. The AMB Group will also be able to obtain additional financing facilities at interest rates approximating those currently available to the AMB Group.

2.13 There will be no significant changes to the existing principal activities of the AMB Group, other than those as set out in paragraph 2.1 above.

2.14 There will be no significant changes to the existing operating and accounting policies of the AMB Group, except for the adoption of new applicable Malaysian Accounting Standards Board ('MASB') standards which do not have a significant impact to the AMB Group.

2.15 There will be no significant changes in the existing key personnel and management of the AMB Group that will adversely affect the marketing capability and level of activities of the AMB Group.

2.16 Transactions and balances in US Dollar (US$), Singapore Dollar (SGD), Japanese Yen and Renminbi(RMB) will be converted into Ringgit Malaysia (RM) at the conversion rate of US$1.00 to RM3.80, SGD1.00 to RM2.10, 100 Yen to RM3.10 and RMB1.00 to RM0.46. In addition, no significant fluctuations in other major foreign currency exchange rates against RM from the prevailing rates are expected.

2.17 All sales are assumed to be collectible and no allowance for doubtful debts are necessary.

3 Assumptions specific to companies in the automobile industry

3.1 Selling price will increase as planned and approval will be granted by the Malaysian Industrial Development Authority and Ministry of International Trade and Industry on schedule.

3.2 Complete Knocked Down packs before assembly will be received from overseas suppliers one month after production.

3.3 The management assumes that there will be negligible impact on PRC automobile industry upon admission to the World Trade Organisation.

ANGKASA MARKETING BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON (CONTINUED)

4 Assumptions specific to companies in the tyre industry

4.1 In arriving at Silverstone's forecast profit after taxation of RM8 million, the Directors of Silverstone have assumed that there will be no significant changes to the sales mix both in terms of local and export sales, and between types of products apart from those already planned.

4.2 There will be no significant changes in the current demands and the prevailing market conditions in Malaysia and other parts of the world where the products are sold, which will adversely affect the industry.

4.3 The product margins for the various categories of products will not change significantly from their present levels apart from those already planned.

4.4 The production capacity is not a limiting factor to the forecast sales in terms of both volume and quality. The sales and cost of sales forecast are based on best estimates of the management.

ANGKASA MARKETING BERHAD

CONSOLIDATED (LOSS)/PROFIT FORECAST FOR THE FINANCIAL YEAR ENDING 30 JUNE 2003 TOGETHER WITH THE ASSUMPTIONS THEREON (CONTINUED)

On behalf of the Board,

....	....
Director	Director
Tan Sri William H.J. Cheng	Datuk Cheng Yong Kim

Date: 27 DEC 2002

0996J/py

PROFORMA CONSOLIDATED BALANCE SHEETS OF AMB AS AT 30 JUNE 2002 TOGETHER WITH THE AUDITORS' LETTER THEREON

ONG BOON BAH & CO
CHARTERED ACCOUNTANTS

6 January 2003

The Board of Directors
Angkasa Marketing Berhad
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

Dear Sirs,

ANGKASA MARKETING BERHAD ("AMB")
PROFORMA CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2002

As requested, we have reviewed the Proforma Consolidated Balance Sheets of Angkasa Marketing Berhad ("AMB") and its subsidiary companies as at 30 June 2002 together with the notes thereto, for which the Directors are solely responsible, as set out in the accompanying statement for inclusion in the Circular to shareholders to be dated 9 January 2003 in connection with the proposed corporate and debt restructuring exercises for the AMB Group of companies.

In our opinion, the abovementioned Proforma Consolidated Balance Sheets, which are provided for illustrative purposes only, have been properly prepared on the basis set out in the notes to the Proforma Consolidated Balance Sheets.

Yours faithfully,

ONG BOON BAH & CO
AF: 0320
Chartered Accountants

LIM KOK BENG
588/02/03(J)
Partner of the Firm

B-10-1, MEGAN PHILEO PROMENADE, 189, JALAN TUN RAZAK, 50400 KUALA LUMPUR.
P.O. BOX 11077, 50734 KUALA LUMPUR.
TEL: 03-21630292 FAX: 03-21630316

The proforma consolidated balance sheets of Angkasa Marketing Berhad ("AMB") as at 30 June 2002 as set out below have been prepared solely for illustrative purposes to show the effects of the proposed restructuring on the financial position of AMB Group on the assumption that the restructuring had been completed on 30 June 2002.

		PROFORMA A(I)	PROFORMA A(II)	PROFORMA A(III)	PROFORMA B	PROFORMA C	PROFORMA D
	Audited Consolidated Balance Sheet as at 30.6.2002 RM'000	After Proposed Corporate Restructuring Exercise Capital Reconstruction RM'000	Acquisition of Silverstone and Divestment of Avenel RM'000	Settlement of Inter-PLC Debts RM'000	After Proposed Debt Restructuring Exercise RM'000	After Proposed Divestments Programme RM'000	After RCCPS Conversion RM'000
PROPERTY, PLANT AND EQUIPMENT	558,928	558,928	819,338	819,338	819,338	296,755	296,755
ASSOCIATED COMPANIES	284,984	284,984	284,984	284,984	284,984	17,119	17,119
INVESTMENTS	41,994	41,994	41,994	169,614	169,614	136,540	136,540
DEFERRED EXPENDITURE	1,462	1,462	1,462	1,462	4,822	3,360	3,360
GOODWILL ON CONSOLIDATION	14,610	14,610	14,610	14,610	14,610	14,610	14,610
DEFERRED TAX ASSETS	-	-	23,752	23,752	23,752	23,752	23,752
NET CURRENT (LIABILITIES)/ASSETS	(966,704)	(966,704)	(973,172)	(941,792)	(252,243)	454,559	454,559
	(64,726)	(64,726)	212,968	371,968	1,064,877	946,695	946,695
SHARE CAPITAL	147,451	44,235	284,378	295,727	338,535	338,535	367,841
RCCPS	-	-	-	67	322	322	-
SHARE PREMIUM	72,810	72,810	81,525	88,158	113,439	113,439	84,455
RESERVES	(411,265)	(308,049)	(279,213)	(254,213)	(136,677)	(153,194)	(153,194)
SHAREHOLDERS' FUNDS	(191,004)	(191,004)	86,690	129,739	315,619	299,102	299,102
MINORITY INTEREST	113,540	113,540	113,540	113,540	113,540	16,914	16,914
BONDS AND AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS*	-	-	-	115,951	622,980	622,980	622,980
LONG TERM BORROWINGS	12,101	12,101	12,101	12,101	12,101	7,062	7,062
DEFERRED PAYABLES	132	132	132	132	132	132	132
DEFERRED TAXATION	505	505	505	505	505	505	505
	(64,726)	(64,726)	212,968	371,968	1,064,877	946,695	946,695
NET TANGIBLE ASSETS/(LIABILITIES)	(207,076)	(207,076)	70,618	106,967	263,951	248,896	281,132
NET TANGIBLE ASSETS/(LIABILITIES) PER SHARE (RM)	(1.40)	(4.68)	0.25	0.36	0.78	0.74	0.76

ANGKASA MARKETING BERHAD

NOTES TO THE PROFORMA CONSOLIDATED BALANCE SHEETS

1 Basis of preparation

1.1 Audited consolidated balance sheet

The audited consolidated balance sheet of Angkasa Marketing Berhad ("AMB") is extracted from the audited accounts of AMB for the financial year ended 30 June 2002 which was reported on without any qualification.

2 Proforma consolidated balance sheets

2.1 The proforma consolidated balance sheets have been presented on a basis consistent with the accounting policies normally adopted by AMB Group.

2.2 The proforma consolidated balance sheets are provided for illustrative purposes only to show the effects of the following transactions as though they were effected as at 30 June 2002:

2.2.1 Proforma A

Proforma A incorporates the effects of AMB's Proposed Corporate Restructuring Exercise as though the Corporate Restructuring Exercise was effected as at 30 June 2002.

(I) The Proposed Capital Reconstruction involved a capital reduction of RM0.70 in each existing and fully paid-up ordinary share of RM1.00 each in AMB and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each. The proposal will give rise to a credit of RM103.22 million which will be utilised to reduce AMB's accumulated losses.

(II) Acquisition and Divestment

(i) Proposed Acquisition of Silverstone Berhad ("Silverstone")

AMB will acquire 100% equity interest in Silverstone for a total consideration of RM255.68 million as follows:

(1) The purchase consideration of RM255.68 million is arrived at based on a willing buyer willing seller basis and represents approximately the unaudited estimated NTA of Silverstone as at 31 December 2001 of RM255.68 million, after adjusting for the relevant Principal Waived by Silverstone of RM6 million for the Inter-PLC Debt owing from the ACB Group to Silverstone.

Note

a) Inter-PLC Debts refer to debts within the Lion Group which comprises the LCB Group, the LLB Group, the ACB Group and the AMB Group collectively which are proposed to be addressed under the Proposed AMB Scheme.

(2) AMB acquires 74.25% of Silverstone from Lion Corporation Berhad ("LCB") and Limpahjaya Sdn Bhd ("Limpahjaya") (6.35%), Amsteel Corporation Berhad ("ACB") and Umatrac Enterprises Sdn Bhd (52.27%), Posim Berhad (" Posim") (part of restructured Lion Land Berhad Group) (0.07%), Datuk Cheng Yong Kim ("DAC") and parties deemed connected to Tan Sri William H.J. Cheng ("TSWC") and DAC (15.56%) for a total consideration of RM189.85 million.

As at 31 December 2001, there was an existing Inter-PLC Debt owing by the LCB Group to the AMB Group of RM8 million. It is proposed that part of the purchase consideration of RM16.24 million payable to LCB and Limpahjaya for their 6.35% equity interest in Silverstone to be satisfied by netting off the aforesaid Inter-PLC Debt owing by the LCB Group to the AMB Group. As a result of the Cash Yield Adjustment, the amount of Inter-PLC Debt available for the net-off shall be RM6.82 million.

The remaining RM183.03 million is proposed to be settled by AMB by the issuance of 174.31 million new AMB Shares of RM1.05 each (ie at 5% premium over the par value of AMB Shares); and

(3) AMB acquires the remaining 25.75% of Silverstone from other minority shareholders of Silverstone for a total consideration of RM65.83 million to be satisfied by an exchange of 65.83 million new AMB Shares of RM1.00 each for the remaining 52.49 million Silverstone shares.

(ii) Proposed Divestment of Avenel Sdn Bhd ("Avenel")

AMB to dispose its entire 20% equity interest in Avenel to ACB and pays ACB RM80.63 million based on Avenel's unaudited estimated net liabilities as at 31 December 2001. The RM80.63 million (after taking into account the indemnity payment made by AMB directly to security providers of Avenel of RM17.01 million) represents AMB's 20% share of Avenel's unaudited estimated net liabilities as at 31 December 2001 of RM488.18 million, after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cashflow of Sabah Forest Industries Sdn Bhd ("SFI") (Posim's principal asset) and net value of Posim's residual assets (after taking into account the relevant Principal Waived by Posim of RM13 million for the Inter-PLC Debt owing from the ACB Group to Posim). The payment to be made by AMB to ACB would be satisfied by netting-off existing Inter-PLC Debt owing by the ACB Group to the AMB Group, pursuant to which the value of Inter-PLC Debt deemed settled via the netting off of assets shall be adjusted to RM97.38 million after taking into account the Cash Yield Adjustment.

Note

a) Cash Yield Adjustment refers to the balances of the Inter-PLC Debt(s) owing to the PLC Group which is deemed settled *via* netting off against the purchase/disposal consideration(s) payable/receivable by the PLC Group.

(III) Proposed Settlement of Inter-PLC Debts

(i) Pursuant to the Proposed Debt Restructuring Exercise for the AMB Group, it is proposed that AMB would settle the Inter-PLC Debts with other PLC Groups. Consistent with the Principal Waived for the AMB Group Financial Institution Lenders ("FI Lenders"), it is proposed that a principal portion of the Inter-PLC Debts owing by/to the AMB Scheme Companies be waived as well.

(ii) Settlement with ACB Group

As at 31 December 2001, there were net Inter-PLC Debts of RM182.00 million and RM40.00 million owing from the ACB Group to the AMB Group and Silverstone respectively (after the relevant Principal Waived of RM45 million). The RM97.38 million consideration payable by the AMB Group to the ACB Group pursuant to the Proposed Divestment of Avenel by AMB, as detailed in Note 2.2.1 (II)(ii) above, is proposed to be netted off against the Inter-PLC Debts owing by the ACB Group to the AMB Group and Silverstone as follows:

	RM'million
Owing by the ACB Group to the AMB Group	182.00
Owing by the ACB Group to Silverstone	40.00
Consideration payable to ACB Group for the Proposed Divestment of Avenel as disclosed in Note 2.2.1 (II)(ii)	(97.38)
	124.62

AMB would receive RM94.45 million ACB Bonds, RM1.25 million upfront cash payment and RM28.92 million new ACB Shares at RM1.00 per ACB Share totalling RM124.62 million in value in settlement of the net amount owing by the ACB Group to the AMB Group. In addition to the above, 5.09 million detachable new ACB Shares will be attached to the ACB Bonds as equity-kicker shares credited as fully paid-up.

(iii) Settlement with Chocolate Product Berhad ("CPB")

AMB receives RM3.00 million CPB Inter-Co Repayment in settlement of Inter-PLC Debt of RM3.00 million owing by the CPB to the AMB Group as at 31 December 2001.

(iv) Settlement with Lion Corporation Berhad ("LCB") Group

As at 31 December 2001, there was a net Inter-PLC Debt of RM8.00 million owing from the LCB Group to the AMB Group.

Pursuant to the Proposed Acquisition of Silverstone (which is set out in 2.2.1 (II)(i)), it is proposed that part of the purchase consideration of RM16.24 million payable to LCB and Limpahjaya for their 6.35% equity interest in Silverstone to be satisfied by netting-off RM6.83 million of the aforesaid Inter-PLC Debt owing by the LCB Group to the AMB Group. As a result of the Cash Yield Adjustment, the value of Inter-PLC Debt deemed settled via netting-off assets shall be RM8 million.

(v) Settlement with Lion Land Berhad ("LLB") Group

As at 31 December 2001, there was a net Inter-PLC Debt of RM134.00 million owing by the AMB Group to the LLB Group (after the relevant Principal Waived of RM25 million and netting-off an Inter-PLC Debt owing to the AMB Group by the Posim Group, part of the restructured LLB Group, of RM2.00 million) which would be swapped for RM120.60 million of AMB Bonds and upfront cash payment, 6.70 million of new AMB Shares at RM1.00 per AMB Share and 6.70 million new 1% Redeemable Cumulative Convertible Preference Shares of RM0.01 each ("RCCPS") to be issued by AMB at an issue price of RM1.00 per RCCPS for settlement of the aforesaid Inter-PLC Debt of RM134.00 million owing from the AMB Group to the LLB Group.

In addition to the above, 4.65 million detachable new AMB Shares will be attached to the AMB Bonds as equity-kicker shares to the LLB Group credited as fully paid-up.

(vi) Gain arising from settlement of Inter-PLC Debt with LLB Group as disclosed in Note 2.2.1 (III) (v) is RM25.00 million.

2.2.2 Proforma B

Proforma B incorporates the effects of Proforma A and the effects of AMB's Proposed Debt Restructuring Exercise as though the Proposal was effected as at 30 June 2002. The details of the Proposal is as follows:

(i) Pursuant to the Proposed Debt Restructuring Exercise for the AMB Group, it is proposed that a principal amount of RM119.56 million owing to the AMB Group FI Lenders be waived and the effect of such waiver has been included in the Proforma Balance Sheet.

The total Adjusted Applicable Debts owing to the AMB FI Lenders of RM26.62 million (for RM denominated loan) and USD144.41 million (for USD denominated loan) would be swaped for AMB Bonds and upfront cash payment totalling RM23.96 million, AMB-SPV Consolidated and Rescheduled Debts and upfront cash payment totalling RM500.33 million, 25.54 million new AMB Shares at RM1.00 per AMB Share and 25.54 million RCCPS of RM0.01 each at an issue price of RM1.00 per RCCPS, after taking into consideration the proposed waiver of principal amount.

In addition to the above, 17.27 million detachable new AMB Shares will be attached to the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts as equity-kickers shares credited as fully paid-up to AMB Group FI Lenders.

2.2.3 Proforma C

Proforma C incorporates the effects of Proforma B and the effects of AMB's proposed divestment programme as though the proposed divestment programme was effected as at 30 June 2002. The disposal prices are forecasted by the directors of AMB.

2.2.4 Proforma D

Proforma D incorporates the effects of Proforma C and the conversion of RCCPS into new AMB Shares. The RCCPS are convertible into new AMB Shares after 3 years from the date of issue until the redemption date (being 10 years from and inclusive of the Issue Date of the RCCPS) at a conversion price of RM1.10 per AMB Share which represents a 10% premium over the final issue price of the new AMB Shares to be issued to the AMB Group FI Lenders.

Notes

a) AMB Scheme Companies refer to the companies within the AMB Group which are included in the Proposed Debt Restructuring Exercise for the AMB Group.

b) AMB Scheme Creditor(s) refers to the creditor(s) of the AMB Scheme Companies, encompassing the AMB Group FI Lender(s) and the AMB Group Inter-PLC Creditor(s), whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise for the AMB Group.

c) AMB Group FI Lenders refer to Financial Institution lenders to the AMB Scheme Companies whose debts are proposed to be addressed under the Proposed Debt Restructuring Exercise for the AMB Group.

d) Adjusted Applicable Debts refer to the Outstanding Principal Amounts owing to the AMB Scheme Creditors less the Principal Waived and Further Sum (an amount equal to any payment made from 1 July 1999 but prior to the Unconditional Date (both dates inclusive)), which are proposed to be addressed under the Proposed Debt Restructuring Exercise for the AMB Group.

2.2.7 Share Capital

	RM'000
Ordinary shares of RM1.00 each	
As per AMB's audited accounts as at 30 June 2002	147,451
Proposed Capital Reconstruction (Note 2.2.1 (I))	(103,216)
As shown in Proforma A (I)	44,235
Issue of 240.14 million of shares in connection with Proposed Acquisition of Silverstone (Note 2.2.1(II)(i))	240,143
As shown in Proforma A (II)	284,378
Issue of 6.70 million shares in connection with proposed settlement of Inter-PLC Debt with the LLB Group (Note 2.2.1 (III)(v))	6,700
Issue of 4.65 million of detachable new AMB Shares as equity-kicker for AMB Bonds (Note 2.2.1 (III)(v))	4,649
As shown in Proforma A (III)	295,727
Issue of 25.54 million of new AMB Shares in connection with proposed settlement of Adjusted Applicable Debts with the AMB Group FI Lenders (Note 2.2.2 (i))	25,537
Issue of 17.27 million of detachable new AMB Shares as equity-kicker for AMB Bonds and AMB - SPV Consolidated and Rescheduled Debts (Note 2.2.2 (i))	17,271
As shown in Proforma B and C	338,535
Conversion of RCCPS (Note 2.2.4)	29,306
As shown in Proforma D	367,841

2.2.8 Share premium

	RM'000
As per AMB's audited accounts as at 30 June 2002	72,810
Issue of 174.31 million new AMB Shares of RM1.00 each at an issue price of RM1.05 per share in connection with the Proposed Acquisition of Silverstone (Note 2.2.1 (II)(i))	8,715
As shown in Proforma A (II)	81,525
Issue of 6.70 million RCCPS of RM0.01 each at an issue price of RM1.00 each in connection with proposed settlement of Inter-PLC Debt with the LLB Group (Note 2.2.1 (III)(v))	6,633
As shown in Proforma A (III)	88,158
Issue of 25.54 million RCCPS of RM0.01 each at an issue price of RM1.00 each in connection with proposed settlement of Adjusted Applicable Debts with the AMB Group FI Lenders (Note 2.2.2 (i))	25,281
As shown in Proforma B and C	113,439
Conversion of RCCPS (Note 2.2.4)	(28,984)
As shown in Proforma D	84,455

2.2.9 Reserves

	RM'000
As per AMB's audited accounts as at 30 June 2002	(411,265)
Proposed Capital Reconstruction (Note 2.2.1 (I))	103,216
As shown in Proforma A (I)	(308,049)
Reserve on consolidation arising from Proposed Acquisition of Silverstone	28,836
As shown in Proforma A (II)	(279,213)
Gain on Proposed Settlement of Inter-PLC Debts (Note 2.2.1(III)(vi))	25,000
As shown in Proforma A (III)	(254,213)
Gain on Proposed Debt Restructuring Exercise (Note 2.2.2(i))	119,556
Restructuring cost	(2,020)
As shown in Proforma B	(136,677)
Impact on the Proposed Divestments Programme	(16,517)
As shown in Proforma C and D	(153,194)

2.2.10 Bonds and AMB-SPV Consolidated and Rescheduled Debts

	RM'000
As per AMB's audited accounts as at 30 June 2002	-
Issue of RM120.60 million AMB Bonds in connection with the Proposed Settlement of Inter-PLC Debts owing by AMB Group to LLB Group (Note 2.2.1(III)(v))	120,600
Discount on AMB Bonds via issue of 4.65 million new AMB Shares as equity-kickers (Note 2.2.1(III)(v))	(4,649)
As shown in Proforma A (III)	115,951
Issue of RM23.96 million AMB Bonds in connection with the conversion of AMB Adjusted Applicable Debts owing to AMB FI Lenders (denominated in RM) (Note 2.2.2(i))	23,962
Issue of RM500.33 million AMB - SPV Consolidated and Rescheduled Debts in connection with the conversion of AMB Adjusted Applicable Debts owing to AMB FI Lenders (denominated in USD) (Note 2.2.2(i))	500,338
Discount on AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts via issue of 17.27 million new AMB Shares as equity-kickers (Note 2.2.2(i))	(17,271)
As shown in Proforma B, C and D	622,980

On behalf of the Board,

Tan Sri William H.J. Cheng
Director

Datuk Cheng Yong Kim
Director

6 Juanuary 2003

KPMG

KPMG (Firm No. AF 0758)
Chartered Accountants
3rd Floor
64 - 66 Jalan Yang Kalsom
30250 Ipoh, Perak, Malaysia

P O Box 104
30710 Ipoh
Perak, Malaysia

Tel + (605) 253 1188
Fax + (605) 255 8818

The Board of Directors
Angkasa Marketing Berhad
Level 46 Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur
Wilayah Persekutuan

Your ref

Our ref PH/CST/OLM

9 January 2003

Dear Sirs

Accountants' Report

This report has been prepared by an approved company auditor, KPMG, for inclusion in the Circular to Shareholders of Angkasa Marketing Berhad ("AMB") to be dated 9 January 2003 in connection with the proposed acquisition of the entire equity interest in Silverstone Berhad.

1 General information

1.1 Incorporation and Share Capital

Silverstone Tire & Rubber Co Sdn Bhd was incorporated in Malaysia on 12 July 1986 as a private limited company with an authorised share capital of RM14,000,000 divided into 14,000,000 ordinary shares of RM1.00 each. Its issued and paid up share capital on incorporation was RM2.00 comprising 2 shares of RM1.00 each. The Company has effected a change in its name from Silverstone Tire & Rubber Co Sdn Bhd to Silverstone Sdn Bhd on 29 July 1997. Subsequently, on 30 July 1997, Silverstone Sdn Bhd was converted to Berhad Status and had since assumed its present name.

At the date of this report, Silverstone Berhad ("SB") authorised share capital comprises 210,000,000 ordinary shares of RM1.00 each. The issued and paid up share capital comprises 203,877,500 ordinary shares of RM1.00 each.

Details of changes in SB authorised share capital since the date of incorporation are as follows:-

Date of increase	No. of ordinary shares of RM1.00 each	Cumulative total authorised capital RM
12.07.86	14,000,000	14,000,000
30.09.88	26,000,000	40,000,000
17.03.90	10,000,000	50,000,000
15.05.91	50,000,000	100,000,000
28.02.94	100,000,000	200,000,000
15.01.98	10,000,000	210,000,000

KPMG

Details of changes in SB issued and paid up share capital since its incorporation are as follows:-

Date of allotment	No. of shares allotted of RM1.00 each	Consideration	Cumulative total issued capital RM
12.07.86	2	Subscribers' share	2
03.04.87	803,998	Cash	804,000
10.04.87	2,396,000	Bonus issue of 2.98 shares for every 1 share held	3,200,000
15.07.87	40,000	Cash	3,240,000
01.10.87	20,000	Cash	3,260,000
20.11.87	500,000	Cash	3,760,000
03.10.88	16,240,000	Cash	20,000,000
09.09.89	14,800,000	Cash	34,800,000
02.10.89	200,000	Cash	35,000,000
06.04.90	7,000,000	Cash - Rights issue at par of 1 for 5	42,000,000
17.06.91 26.06.91 31.07.91	19,296,000) 12,000) 1,692,000)	Cash - Rights issue at par of 1 for 2)	63,000,000
15.04.92	20,868,000	Cash - Rights issue at par of 1 for 3	83,868,000
05.05.92	132,000	Cash - Rights issue at par of 1 for 3 not taken up, re-offered and accepted	84,000,000
15.04.95	40,261,500	Converted from RCCULS*	124,261,500
12.10.95	41,624,500	Converted from RCCULS*	165,886,000
10.04.96	1,389,000	Converted from RCCULS*	167,275,000
10.10.96	147,000	Converted from RCCULS*	167,422,000
10.04.97	60,000	Converted from RCCULS*	167,482,000
10.10.97	30,000	Converted from RCCULS*	167,512,000
17.01.98	35,914,500	Cash - Rights issue at par of 1 for 4	203,426,500
06.04.99 13.04.99	235,500) 30,000)	Converted from RCCULS*)	203,692,000
12.10.99	185,500	Converted from RCCULS*	203,877,500

* *RCCULS - Redeemable Cumulative Convertible Unsecured Loan Stock*

- *1% 5 years RCCULS of nominal value RM1.00 each issued at 100% nominal value. Consist of two tranches, namely Tranche A and Tranche B.*
- *Tranche A consist of RM42,000,000 RCCULS, issued on the basis of 1 RCCULS of nominal value RM1.00 for every 2 existing ordinary shares held, for a tenure of 5 years which commenced on 1 April 1994 and expired on 31 March 1999. They were convertible into new ordinary shares on its 1st anniversary, thereafter until the fifth, on the basis of 1 RCCULS for 1 new ordinary shares of RM1.00 each and the new ordinary shares ranked pari-passu in all respect to existing ordinary shares. Unconverted RCCULS were redeemed at the end of its fifth year. The interest on the RCCULS less Malaysia income tax (if any) were paid in arrears on the anniversary of its issue.*
- *Tranche B consist of RM42,000,000 RCCULS, issued on the basis of 1 RCCULS of nominal value RM1.00 for every 2 existing ordinary shares held, for a tenure of 5 years which commenced on 1 October 1994 and expired on 30 September 1999. Except for the above, the rights of Tranche B RCCULS were similar to Tranche A RCCULS.*

1.2 Subsidiary Companies

Details of the subsidiaries of SB, all of which are wholly owned, are as detailed below:-

1.2.1 Incorporation and Share Capital of Silverstone Marketing Sdn Bhd ("SMSB")

Lion Automobile Industries Sdn Bhd was incorporated in Malaysia on 15 August 1981 as a private company with an authorised share capital of RM100,000 divided into 100,000 ordinary shares of RM1 each. Its issued and paid up share capital on incorporation was RM2 comprising 2 shares of RM1 each. The Company has effected a change in its name from Lion Automobile Industries Sdn Bhd to Silverstone Marketing Sdn Bhd ("SMSB") on 3 October 1989.

SMSB was acquired by SB in 1989.

At present, the authorised share capital comprises 2,000,000 ordinary shares of RM1 each. The issued and paid up share capital comprises 500,000 ordinary shares of RM1.

Details of changes in SMSB authorised share capital since the date of incorporation are as follows:-

Date of increase	No. of ordinary shares of RM1.00 each	Cumulative total authorised capital RM
15.08.1981	100,000	100,000
07.05.1991	1,900,000	2,000,000

KPMG

Details of changes in SMSB issued and paid up share capital since its incorporation are as follows:-

Date of allotment	No. of shares allotted of RM1.00 each	Consideration	Cumulative total issued capital RM
15.08.1981	2	Subscribers' share	2
07.05.1991	499,998	Cash	500,000

1.2.1.1 Subsidiary company of SMSB

Silverstone Tyreplus Pty Ltd ("STPL"), a wholly owned subsidiary of SMSB, was incorporated in Australia on 19 September 1996 as a private limited company with an authorised share capital of AUD2 divided into 2 shares of AUD1 each. Its issued and paid up share capital on incorporation was AUD2 comprising 2 redeemable preference shares of AUD1 each.

STPL was acquired by SMSB in 1996.

There were no changes in STPL authorised share capital as since its incorporation. Details of changes in STPL issued and paid up share capital since its incorporation are as follows:-

Redeemable Preference Shares

Date of allotment/ (redemption)	No. of shares allotted/(redeemed) of AUD1.00 each	Cumulative total authorised capital AUD
19.09.1996	2	2
31.10.1996	(2)	-

Ordinary Shares

Date of allotment/	No. of shares allotted/ of AUD1.00 each	Cumulative total authorised capital AUD
31.10.1996	2	2

1.2.2 Incorporation and Share Capital of Pine Castle Sdn Bhd ("PCSB")

PCSB was incorporated in Malaysia on 19 July 1990 as a private limited company with an authorised share capital of RM25,000 divided into 25,000 ordinary shares of RM1.00 each. Its issued and paid up share capital on incorporation was RM2.00 comprising 2 shares of RM1.00 each.

PCSB was acquired by SB in 1997.

At present, PCSB's authorised share capital remains unchanged. The issued and paid up share capital comprises 10,000 ordinary shares of RM1.00 each.

Details of changes in PCSB issued and paid up share capital since its incorporation are as follows:-

Date of allotment	No. of shares allotted of RM1.00 each	Consideration	Cumulative total issued capital RM
19.07.1990	2	Subscribers' share	2
25.09.1990	9,998	Cash	10,000

1.2.3 Incorporation and Share Capital of Silverstone Tire and Rubber (UK) Company Limited ("STUC")

The above company initially called SecureSelect Limited was incorporated in the United Kingdom on 27 June 1996 as a private limited company with an authorised share capital of £100 divided into 100 ordinary shares of £1.00 each. Its issued and paid up share capital at the date of incorporation was £2.00 comprising 2 subscribers' share of £1.00 each. The company has effected a change in its name from SecureSelect Limited to Silverstone Tire and Rubber (UK) Company Limited on 8 November 1996.

There were no changes in the authorised and issued and fully paid up share capital since the date of its incorporation.

STUC was acquired by SB in 1996.

1.3 Principal Activities

The principal activities of SB consist of the manufacture and sale of tyres and of the distribution of tyres and other related products. The principal activities of its subsidiary companies are as follows:-

Name of company	Principal activities
SMSB	Distribution of tyres, rubber compounds and other related rubber products
PCSB	Retreading of used tyres
STUC	Ceased business in the sale and distribution of tyres
STPL	Dormant

1.4 Financial Statements and Auditors

The financial statements of SB and its subsidiaries, SMSB and PCSB relevant to this report are and have been audited by KPMG up to 30 June 2002. The financial statements of STUC were audited by another firm of chartered accountants up to 30 June 2002. The financial statements for the 3-month period ended 30 September 2002 were based on the unaudited management financial statements. The audited financial statements of SB and its subsidiaries relevant to this report for all years under review have been reported on without any qualification. For the financial years ended 30 June 1999 to 2002, the audit report of SB contained an emphasis of matter with regards to the recoverability of advances made by the Company to its ultimate holding company, Amsteel Corporation Berhad ("ACB"). The ACB Group is presently undergoing a debt restructuring exercise which is pending approval from certain regulatory authorities. The recoverability of the advances is dependent on the successful implementation of the Restructuring Scheme.

The financial statements of STPL are not required to be audited in the country of incorporation. The company has been dormant since incorporation and as such, the results of the company for the years relevant to this report are consolidated based on management financial statements.

2 Group Financial Performance

2.1 Summarised Consolidated Results

The summarised consolidated results of SB and its subsidiaries based on the audited financial statements for each of the last five financial years ended 30 June 2002 and the unaudited financial statements for the three-month period ended 30 September 2002 are set out below:-

	<---------- Audited				---------->	Unaudited
	<----- Year ended 30 June (RM'000)				----->	period ended
	1998	1999	2000	2001	2002	30.9.2002
Revenue	207,471	212,741	219,761	223,335	223,731	47,762
Cost of sales	157,416	158,344	154,406	167,489	171,049	37,098
Gross profit	50,055	54,397	65,355	55,846	52,682	10,664
Other (expenses)/ income	2,247	2,971	414	(592)	979	171
Interest income	2,311	4,036	2,483	2,649	1,949	479
Interest expense	(18,725)	(14,408)	(7,414)	(6,698)	(6,293)	(504)
Net expenses	(30,643)	(41,540)	(44,738)	(41,147)	(39,307)	(8,828)
Profit before tax and exceptional item	5,245	5,456	16,100	10,058	10,010	1,982
Exceptional item	-	-	-	(2,000)	(2,000)	-
Profit before tax but after exceptional item	5,245	5,456	16,100	8,058	8,010	1,982
Taxation	-	-	-	-	-	-
Profit after tax and exceptional item	5,245	5,456	16,100	8,058	8,010	1,982
Retained profits brought forward	10,166	15,411	20,867	36,930	44,988	52,998
	15,411	20,867	36,967	44,988	52,998	54,980
Redemption of loan stocks	-	-	(37)	-	-	-
Retained profits carried forward	15,411	20,867	36,930	44,988	52,998	54,980
Number of ordinary shares in issue ('000)	203,426	203,692	203,877	203,877	203,877	203,877
Weighted average number of shares ('000)	183,837	203,488	203,825	203,877	203,877	203,877
Net earnings per share (RM)	0.03	0.03	0.08	0.04	0.04	0.04*
Gross profit margin (%)	24.13	25.57	29.74	25.01	23.55	22.33
Interest coverage ratio (times)	1.28	1.38	3.17	2.20	2.27	4.93
After tax return on shareholders' funds (times)	0.02	0.02	0.07	0.03	0.03	N/A

Note

*	*Annualised*
N/A	*Not applicable*
(i)	*Revenue represents the invoiced value of tyres sold net of returns, discounts and distributors 'allowance.*
(ii)	*Exceptional item in financial year 2000 and 2001 was in respect of allowance for amount due from ultimate holding company, ACB. There were no extraordinary items in respect of the financial years/period under review.*
(iii)	*No dividend was proposed for all years/period under review.*
(iv)	*No provision for taxation is required for the Group in respect of the financial years/period under review as SB was under pioneer status and the subsidiary companies were not taxable in view of losses made. SB had been granted pioneer status by the Ministry of International Trade and Industry with effect from 1 May 1991 for a period of 5 years under the terms of the Promotion of Investments Act, 1986 which expired on 30 April 1996 and was extended for a further 5 years until 30 April 2001. Subsequently, no provision for taxation was made for SB for the 2-month post pioneer period ended 30 June 2001, the year ended 30 June 2002 and 3-month period ended 30 September 2002 due to the availability of unabsorbed capital allowances brought forward.*

KPMG

2.2 Summarised Consolidated Balance Sheets

Based on the audited financial statements of SB and its subsidiaries, the consolidated balance sheet at each of the last five financial years ended 30 June 2002 are as follows:-

	<---- As at 30 June (RM'000)				---->
	1998	**1999**	**2000**	**2001**	**2002**
PROPERTY, PLANT AND EQUIPMENT	288,867	283,105	274,910	266,977	260,410
GOODWILL ON CONSOLIDATION	25	13	-	-	-
EXPENDITURE CARRIED FORWARD	4,562	3,973	-	-	-
AMOUNT DUE FROM ULTIMATE HOLDING COMPANY	35,703	40,102	42,395	42,931	42,806
	329,157	327,193	317,305	309,908	303,216
CURRENT ASSETS					
Inventories	44,708	36,396	54,760	52,721	46,846
Trade receivables	29,603	32,385	37,249	34,832	34,353
Other receivables, deposits and prepayments	8,512	8,357	7,381	5,354	5,880
Amounts due from related companies	6,211	1,773	241	1,178	1,215
Short term deposit with a licensed bank	-	-	3,000	-	-
Cash and bank balances	2,552	8,275	1,240	882	2,752
	91,586	87,186	103,871	94,967	91,046
Less:					
CURRENT LIABILITIES					
Trade payables	5,663	3,698	6,263	3,188	3,042
Other payables and accrued charges	39,200	39,753	39,956	26,207	18,609
Amounts due to related companies	318	403	861	565	488
Short term borrowings (secured)	74,233	71,488	122,829	55,256	56,751
Provisions	3,075	3,220	3,630	4,230	7,527
Term loan (secured)	72,000	64,202	-	15,502	22,672
Hire purchase creditors	79	73	28	-	-
	194,568	182,837	173,567	104,948	109,089
Net Current Liabilities	(102,982)	(95,651)	(69,696)	(9,981)	(18,043)
TERM LOAN (SECURED)	-	-	-	(44,218)	(21,546)
HIRE PURCHASE CREDITORS	(100)	(28)	-	-	-
LOAN STOCKS	(488)	(198)	-	-	-
	225,587	231,316	247,609	255,709	263,627

KPMG

	As at 30 June (RM'000)				
	1998	**1999**	**2000**	**2001**	**2002**
Financed by:					
SHARE CAPITAL	203,426	203,692	203,877	203,877	203,877
RESERVES	22,161	27,624	43,732	51,832	59,750
	225,587	231,316	247,609	255,709	263,627
NTA per share (RM)	1.09	1.12	1.21	1.25	1.29
Current ratio (times)	0.47	0.48	0.60	0.90	0.83
Gearing (times)	0.66	0.60	0.50	0.45	0.38

Note:

Reserves

	As at 30 June (RM'000)				
	1998	***1999***	***2000***	***2001***	***2002***
Capital redemption reserve	-	-	37	37	37
Share premium	6,824	6,824	6,824	6,824	6,824
Exchange fluctuation account	(74)	(67)	(59)	(17)	(109)
Retained profits	15,411	20,867	36,930	44,988	52,998
	22,161	27,624	43,732	51,832	59,750

2.3 *Formula of ratios*

(i) *Net earnings per share*

$$\frac{\textit{Profit After Taxation and Exceptional Item}}{\textit{Weighted Average Number of Ordinary Shares}}$$

(ii) *Gross profit margin*

$$\frac{\textit{Gross Profit}}{\textit{Turnover}}$$

(iii) *Interest coverage ratio*

$$\frac{\textit{Net Profit Before Interest and Taxation but After Exceptional Item}}{\textit{Interest expense}}$$

(iv) *After tax return on shareholders' fund*

$$\frac{\textit{Profit After Taxation and Exceptional Item}}{\textit{Shareholders' funds}}$$

(v) *NTA per share*

$$\frac{\textit{Total Assets - Intangible Assets - Total Liabilities}}{\textit{Number of Ordinary Shares}}$$

NTL per share arises when the total liabilities exceed total assets of the company.

(vi) *Current ratio*

$$\frac{\textit{Current Assets}}{\textit{Current Liabilities}}$$

(vii) *Gearing*

$$\frac{\textit{Total borrowings}}{\textit{Shareholders' funds}}$$

3 Financial Performance of SB

3.1 Summarised Results

The summarised results of SB based on the audited financial statements of the Company for the past five financial years ended 30 June 2002 and the unaudited financial statements for the three-month period ended 30 September 2002 are set out below:-

	<---- Audited				---->	Unaudited
	<---- Year ended 30 June (RM'000)				---->	period ended
	1998	1999	2000	2001	2002	30.9.2002
Revenue	193,618	191,066	202,800	208,639	208,388	55,377
Cost of sales	156,295	151,640	152,297	165,428	169,437	39,345
Gross profit	37,323	39,426	50,503	43,211	38,951	16,032
Other (expenses)/income	1,284	2,984	559	(657)	2,648	151
Interest income	2,102	4,149	2,422	2,609	1,879	479
Interest expense	(18,640)	(14,360)	(7,414)	(6,698)	(6,293)	(504)
Net expenses	(12,502)	(22,005)	(21,754)	(23,337)	(21,794)	(4,039)
Profit before tax and exceptional item	9,567	10,194	24,316	15,128	15,391	12,119
Exceptional item	-	(48,000)	-	(2,000)	(2,000)	-
Profit/(Loss) before tax but after exceptional item	9,567	(37,806)	24,316	13,128	13,391	12,119
Taxation	-	-	-	-	-	-
Profit/(Loss) after tax and exceptional item	9,567	(37,806)	24,316	13,128	13,391	12,119
Retained profits brought forward	54,051	63,618	25,812	50,091	63,219	76,610
	63,618	25,812	50,128	63,219	76,610	88,729
Redemption of loan stocks	-	-	(37)	-	-	-
Retained profits carried forward	63,618	25,812	50,091	63,219	76,610	88,729
Number of ordinary shares in issue ('000)	203,426	203,692	203,877	203,877	203,877	203,877
Weighted average number of shares ('000)	183,837	203,488	203,825	203,877	203,877	203,877
Net earnings per share (RM)	0.05	(0.19)	0.12	0.06	0.07	0.24*
Gross profit margin (%)	19.28	20.63	24.90	20.71	18.69	28.95
Interest coverage ratio (times)	1.51	(1.63)	4.28	2.96	3.13	25.05
After tax return on shareholders'funds (times)	0.03	(0.16)	0.09	0.05	0.05	N/A

Note

*	*Annualised*
N/A	*Not applicable*
(i)	*Revenue represents the invoiced value of tyres sold net of returns, discounts and distributors allowances.*
(ii)	*Exceptional item in financial year 1999 comprises allowance from amount due from a subsidiary company, SMSB. In 2001 and 2002, exceptional item was in respect of allowance for amount due from ultimate holding company, ACB. There were no extraordinary items in respect of the financial years under review.*
(iii)	*No dividend was proposed for all years/period under review.*
(iv)	*No provision for taxation is required as SB has been granted pioneer status by the Ministry of International Trade and Industry with effect from 1 May 1991 for a period of 5 years under the terms of the Promotion of Investments Act, 1986 which expired on 30 April 1996 and was extended for a further 5 years until 30 April 2001. Subsequently, no provision for taxation is made for the 2-month post pioneer period ended 30 June 2001, the year ended 30 June 2002 and the 3-month period ended 30 September 2002 due to the availability of unabsorbed capital allowances brought forward.*

3.1.1 Revenue

Revenue may be analysed as follows:-

	<------ Audited				------>	Unaudited
	<------ Year ended 30 June (RM'000)				------>	Period ended
	1998	**1999**	**2000**	**2001**	**2002**	**30.9.02**
(a) Sales value						
Passenger tyre	97,224	101,218	96,058	95,966	91,557	25,868
Light truck tyre	42,679	43,225	48,602	48,105	53,558	13,231
Truck tyre	50,676	44,061	55,260	60,272	57,882	15,091
Tractor and grader	2,055	2,277	2,361	3,791	4,768	1,031
Others	984	285	519	505	623	156
	193,618	191,066	202,800	208,639	208,388	55,377

Revenue comprises sale of tyres, rubber compounds and other related rubber products. SB's main source of revenue generation is from sale of passenger car, light truck, and truck tyres.

Revenue in financial year 1998 and 1999 was lower than the other years/extrapolated period under review due to the slow economic conditions prevailing in the country at that time. This especially affected the automotive manufacturers in 1999, therefore decreasing the original equipment sales. Original equipment sales is mainly made up of the manufacturers' market, i.e. automobile assemblers and car manufacturers in Malaysia.

Revenue from passenger car tyres was high in 1999 mainly as a result of the increase in sales of the low profile tyres, which are priced at a premium. However, sales of passenger car tyres eased off in the following years due to a competitive market. This resulted in a decrease in volume of sales and average selling price. Sales in this segment saw a decline as a result of tyre dumping by overseas manufacturers from Korea, China and Indonesia. However, the three-month period ended 30 September 2002 showed a recovery in passenger tyre sales with an extrapolated annual revenue of RM103,472,000 due to increase in quantity sold.

From 2000 onwards, total sales showed a good recovery with revenue generation over RM200 million. This is mainly due to the gradual improvement of the domestic economy has also helped improve the automotive industry, thereby stimulating growth in SB's sales. SB's heavy investment in promotional campaigns and rally sponsorships for its marketing activities also contributed towards SB's increased revenue.

Revenue for truck tyres increased by 25.42% and 9.07% in 2000 and 2001 respectively. The increase in sales of this tyre type was mainly contributed by an increase in sales of 4x4 tyres due to intensive 4x4 advertising campaigns. SB also began its aggressive niche marketing campaigns, which contributed to the increased sales of radial truck tyres. In addition, sales from high value-added tubeless radial steel truck tyres also contributed to an increase in SB's sales in this segment.

Sales of light truck tyres saw an increasing trend over the years and stabilised for the period ended 30 September 2002. This is mainly attributable to the increase in volume sales as a result of improvement in the construction and plantation sector, where tyres of this type are mostly used.

Overall revenue in 2002 was comparable with the previous year. Increase in volume of sales from SB's main revenue generating segments, i.e. passenger car, light truck and truck tyres was offset by its decrease in its selling price, thereby sustaining revenue from these segments.

The extrapolated annual revenue for the three-month period ended 30 September 2002 was RM221,508,000, showing an increase as compared to the other years under review. The increase is mainly attributable to its increase in sales in the passenger tyre segment as explained above.

(b) The total sales of tyres can be further analysed as follows:-

	<---------- Audited				---------->	Unaudited
	<---------- Year ended 30 June (RM'000)				---------->	Period ended
	1998	**1999**	**2000**	**2001**	**2002**	**30.9.2002**
Local - Original equipment	20,921	11,343	19,802	22,988	23,613	6,970
Local - Others	112,677	115,852	138,110	153,017	146,928	38,824
Export	60,020	63,871	44,888	32,634	37,847	9,583
	193,618	191,066	202,800	208,639	208,388	55,377

Original equipment sales is mainly made up of the manufacturers' market, i.e. automobile assemblers and car manufacturers in Malaysia. The sharp decline in 1999 was mainly due to the slow economic conditions prevailing in the country at that time. However, sales in the subsequent years showed a recovery in tandem with the recovery in the Malaysian economy.

With the exception of financial year ended 2002, local sales have progressively increased throughout the years as a result of the Company's effective marketing and promotional campaigns. Various incentives were also introduced to capture the market, such as promotional discounts of 3% to 5% and distributors' allowance of 10%. In addition, the increase is also attributable to SB's strategically located distribution centres throughout Peninsular Malaysia and East Malaysia. This enables their products to be easily accessible to the Malaysian market.

Export sales has declined in view of the competition in this market. These include tyre dumping activities by South Korea, which has a high level of excess stock due to its economic downturn, and cheap labour producers such as Indonesia. In addition, the weakening of the Eurodollar against the USD in 2000 and 2001 has lowered the purchasing power of some traditional European importers, further compounding the deterioration of SB's export sales.

3.1.2 Gross Profit Margin ("GPM")

The gross profit margin for financial years/period under review was fairly consistent and ranged from approximately 18.69% to 20.71%, except for year 2000 and the three-month period ended 30 September 2002 which recorded a higher GPM of 24.90% and 28.95% respectively. The higher GPM was mainly due to the increase in sales volume of the higher end value tyres, e.g. 4x4, radial steel truck and steel king tyres during the year and cost reduction programmes implemented by the Management.

3.1.3 Interest Income

	<------ Audited				------>	Unaudited
	<------ As at 30 June (RM'000)				------>	Period ended
	1998	**1999**	**2000**	**2001**	**2002**	**30.9.2002**
Interest charged to STUC	-	250	129	39	-	-
Interest charged to ACB	2,102	3,899	2,293	2,570	1,879	479
	2,102	4,149	2,422	2,609	1,879	479

Interest income for financial years 1998 and 2002, and financial period ended 30 September 2002 comprises interest charged on amount due from ACB only. Interest income for the financial years ended 1999, 2000 and 2001 consist of interest charged on amounts due from both ACB and STUC.

Interest income from STUC was highest in 1999 due to the high interest rates charged of 10.8% per annum as compared to 6.3% per annum in the following year. However, interest income from STUC in 2001 was only for 2 months.

Interest rate charged to ACB for 1999 of 11.09% per annum was slightly lower than 12.22% per annum charged in the previous year. However, interest income was higher mainly due to the higher amount due from ACB as reflected in paragraph 3.2.

Although amount due from ACB remained fairly constant from 2000 to 2001, interest income fluctuated as a result of different interest rates charged of 6.3% per annum and 6.9% per annum respectively.

The decrease in interest charged to ACB in 2002 is due to interest not charged to ACB for the first half of the financial year. The extrapolated annual interest charged to ACB based on interest for the period ended 30 September 2002 was consistent with financial year 2002.

KPMG

3.1.4 Interest Expense

	Audited					Unaudited
	As at 30 June (RM'000)					Period ended
	1998	1999	2000	2001	2002	30.9.2002
Bank overdraft interest	987	1,080	645	78	290	55
Revolving credit and term loan interest	7,267	6,185	3,713	4,378	4,670	952
Hire purchase interest	18	17	17	7	-	-
Other interest	10,368	7,078	3,039	2,235	1,333	-
Interest expense written back	-	-	-	-	-	(503)
	18,640	14,360	7,414	6,698	6,293	504

Interest expense mainly consist of revolving credit, term loan interest and other interest. Other interest consist of interest on facilities such bankers acceptance, export credit refinancing, and trust receipts. Included in other interest in 1998 is an amount of RM1,915,000 representing interest charged by ACB with respect to advances given to SB. SB fully repaid ACB's advances in January 1998.

Interest expense saw a declining trend from 1998 to 2002 mainly as a result of less facilities utilised by SB. In addition, there were decreased borrowings due to repayments throughout the years.

Interest expense written back in the financial period ended 30 September 2002 was a result of overprovision for interest charged by a creditor for purchase of equipment.

3.2 Summarised Balance Sheets

Below are based on the audited financial statements of SB at each of the last five financial years ended 30 June 2002:-

	<---------- As at 30 June (RM'000) ---------->				
	1998	1999	2000	2001	2002
PROPERTY, PLANT AND EQUIPMENT	282,884	271,368	262,471	253,783	247,468
AMOUNT DUE FROM ULTIMATE HOLDING COMPANY	35,703	40,102	42,395	42,931	42,806
INVESTMENT IN SUBSIDIARIES	510	510	510	510	510
EXPENDITURE CARRIED FORWARD	4,334	3,973	-	-	-
	323,431	315,953	305,376	297,224	290,784
CURRENT ASSETS					
Inventories	35,720	30,343	46,280	39,572	36,498
Trade receivables	13,377	13,600	11,307	10,101	10,910
Other receivables, deposits and prepayments	5,269	3,408	1,604	1,043	2,455
Amount due from subsidiaries	82,413	43,184	51,450	62,365	60,446
Amounts due from related companies	773	1,769	215	1,172	1,208
Short term deposit with a licensed bank	-	-	3,000	-	-
Cash and bank balances	42	35	1,067	606	2,505
	137,594	92,339	114,923	114,859	114,022
Less: CURRENT LIABILITIES					
Trade payables	5,637	3,596	6,214	3,044	2,998
Other payables and accrued charges	33,949	30,931	28,663	18,672	11,864
Amounts due to related companies	309	256	544	242	435
Short term borrowings (secured)	73,273	71,488	122,829	55,256	56,751
Provisions	1,328	1,192	1,192	1,192	1,192
Term loan (secured)	72,000	64,202	-	15,502	22,672
Hire purchase creditors	73	73	28	-	-
	186,569	171,738	159,470	93,908	95,912
Net current (liabilities)/ assets	(48,975)	(79,399)	(44,547)	20,951	18,110
HIRE PURCHASE CREDITORS	(100)	(28)	-	-	-
LOAN STOCKS	(488)	(198)	-	-	-
TERM LOAN (SECURED)	-	-	-	(44,218)	(21,546)
	273,868	236,328	260,829	273,957	287,348

	As at 30 June (RM'000)				
	1998	**1999**	**2000**	**2001**	**2002**
Financed by:					
SHARE CAPITAL	203,426	203,692	203,877	203,877	203,877
RESERVES	70,442	32,636	56,952	70,080	83,471
	273,868	236,328	260,829	273,957	287,348
NTA per share (RM)	1.33	1.14	1.28	1.34	1.41
Current ratio (times)	0.74	0.54	0.72	1.22	1.19
Gearing (times)	0.54	0.59	0.47	0.42	0.35

Note:

Reserves

	As at 30 June (RM'000)				
	1998	***1999***	***2000***	***2001***	***2002***
Capital redemption reserve	-	-	*37*	*37*	*37*
Share premium	*6,824*	*6,824*	*6,824*	*6,824*	*6,824*
Retained profits	*63,618*	*25,812*	*50,091*	*63,219*	*76,610*
	70,442	*32,636*	*56,952*	*70,080*	*83,471*

4 Financial Performance of SMSB

4.1 Summarised Results

The summarised results of SMSB based on the audited financial statements of SMSB for each of the past five financial years ended 30 June 2002 are set out below:-

	<—— Year ended 30 June (RM'000) ——>				
	1998	**1999**	**2000**	**2001**	**2002**
Revenue	126,418	134,214	151,814	167,922	167,526
Cost of sales	111,554	118,693	131,410	149,240	148,591
Gross profit	14,864	15,521	20,404	18,682	18,935
Other income	20	-	-	46	48
Interest income	208	137	187	79	70
Interest expense	(82)	(48)	-	-	-
Net expenses	(19,882)	(20,138)	(24,827)	(22,672)	(23,776)
Loss before tax	(4,872)	(4,528)	(4,236)	(3,865)	(4,723)
Taxation	-	-	-	-	-
Loss after tax	(4,872)	(4,528)	(4,236)	(3,865)	(4,723)
Accumulated loss brought forward	(38,634)	(43,506)	(48,034)	(52,270)	(56,135)
Accumulated loss carried forward	(43,506)	(48,034)	(52,270)	(56,135)	(60,858)
Number of shares ('000)	500	500	500	500	500
Net loss per share (RM)	9.74	9.06	8.47	7.73	9.45
Gross profit margin (%)	11.76	11.56	13.44	11.13	11.30

Notes:

(i) Turnover represents the invoiced value of tyres sold net of returns and discounts.

(ii) There were no extraordinary items nor exceptional items in respect of the financial years under review.

(iii) No dividend was proposed for all years under review.

(iv) No provision for taxation is required for SMSB in view of losses made in the years under review.

4.1.1 Revenue

Revenue may be analysed as follows:-

	<---------- Year ended 30 June (RM'000) ---------->				
	1998	**1999**	**2000**	**2001**	**2002**
Sales value					
Passenger tyre	47,819	49,769	54,382	62,957	57,731
Light truck tyre	32,303	35,392	37,784	42,935	45,588
Truck tyre	43,538	46,068	56,706	57,631	58,706
Industrial and agricultural tyre	2,335	2,878	2,555	4,122	5,168
Others	423	107	387	277	333
	126,418	134,214	151,814	167,922	167,526

Revenue comprises sale of tyres, rubber compounds and other related rubber products. All sales were made locally.

Revenue from all tyre segments in financial year 1998 was lower than the other years under review due to the slow economic conditions prevailing the country at that time.

Revenue in the financial year 1999 indicated a growth of 6% or RM7.8 million as compared to 1998 which was mainly attributable to a change in sales concentration to low profile tyres, which has a higher selling price. The lower growth in 1999 as compared to the other years under review (except the minor decline in 2002) is mainly attributable to the slow economic conditions.

In year 2000, revenue showed marked increase of 13% or RM17.6 million. The volume sold as compared to 1999 was fairly constant and as such, the increase in revenue is largely due to an increase in selling prices, particularly for passenger car and truck tyres. The increase arose mainly as a result of the cancelled cash program for dealers and customers effective February 1999. The effect of which reduces significantly the discount available to distributors, which subsequently leads to an increase in net sales. The cash program was a promotion implemented by the SMSB to encourage cash purchases by dealers, who were then rewarded with more free tyres as when compared to credit purchases by dealers. Further, the recovering economy in the automotive, transport and construction sectors had further stimulated the growth in the SMSB's turnover.

Revenue continued to grow in 2001 by a further 11% or RM16.1 million as compared to 2000. The growth is attributable to increased quantity sold on its low profile tyres. Low profile tyres are priced at a premium, as such the increase in sales quantity has increased revenue generation. The sale of other tyres types such as light truck tyres and tractor and grader tyres also increased significantly during the year. The increase in quantities sold is due to special events organised by the Company during the year for dealers that promoted bulk purchases with high discounts for dealers.

The total revenue in 2002 did not register a growth. Revenue from passenger car tyres had fallen by 8%. Passenger car tyres are the Company's main revenue generating product. The reduction is due to a fall in quantities sold arising from tyre dumping by overseas manufacturers from Korea, China and Indonesia. However, this fall is offset by an increase in sales of tractor and grader tyres due to the aggressive marketing strategy implemented by the Company in view of the high profit margin contributed by the sales of these tyres.

4.1.2 Gross Profit Margin ("GPM")

The gross profit margin is fairly constant and ranges between 11%-13% over the years under review.

4.2 Summarised Balance Sheets

Below are based on the audited financial statements of SMSB at each of the last five financial years ended 30 June 2002:-

	<-------- Year ended 30 June (RM'000) -------->				
	1998	**1999**	**2000**	**2001**	**2002**
PROPERTY, PLANT AND EQUIPMENT	2,017	1,555	1,136	1,762	1,800
INTEREST IN A SUBSIDIARY COMPANY	*	*	*	*	*
CURRENT ASSETS					
Inventories	13,512	9,055	14,028	18,228	14,023
Trade receivables	15,653	16,135	24,725	23,730	22,830
Other receivables, deposits and prepayments	1,957	2,827	2,968	1,261	676
Amounts due from related companies	5,437	4	9	6	7
Cash and bank balances	2,344	8,006	91	258	221
	38,903	36,027	41,821	43,483	37,757
Less: CURRENT LIABILITIES					
Other payables and accrued charges	4,386	7,008	8,902	5,892	5,104
Provisions	1,747	2,028	2,438	3,038	6,335
Amount due to holding company	76,821	75,938	83,065	91,627	88,425
Amounts due to related companies	7	142	322	323	51
Bank overdraft (unsecured)	959	-	-	-	-
Hire purchase creditor	6	-	-	-	-
	83,926	85,116	94,727	100,880	99,915
Net current liabilities	(45,023)	(49,089)	(52,906)	(57,397)	(62,158)
	(43,006)	(47,534)	(51,770)	(55,635)	(60,358)
Financed by:					
SHARE CAPITAL	500	500	500	500	500
ACCUMULATED LOSS	(43,506)	(48,034)	(52,270)	(56,135)	(60,858)
	(43,006)	(47,534)	(51,770)	(55,635)	(60,358)
NTL per share (RM)	(86.01)	(95.07)	(103.54)	(111.27)	(120.72)
Current ratio (times)	0.46	0.42	0.44	0.43	0.38
Gearing (times)	(0.02)	-	-	-	-

* RM4

5 Financial Performance of PCSB

5.1 Summarised Results

The summarised results of PCSB based on the audited financial statements of PCSB for the past four financial years ended 30 June 2002 are set out below:-

	<------ Year ended 30 June (RM'000) ----->			
	1999	**2000**	**2001**	**2002**
Revenue	1,039	2,399	3,270	2,350
Cost of sales	2,046	3,844	4,346	4,031
Gross loss	(1,007)	(1,445)	(1,076)	(1,681)
Other income	77	39	49	97
Net expenses	(291)	(232)	(326)	(350)
Loss before tax	(1,221)	(1,638)	(1,353)	(1,934)
Taxation	-	-	-	-
Loss after tax	(1,221)	(1,638)	(1,353)	(1,934)
Accumulated losses brought forward	-	(1,221)	(2,859)	(4,212)
Accumulated losses carried forward	(1,221)	(2,859)	(4,212)	(6,146)
Number of shares ('000)	10	10	10	10
Net loss per share (RM)	122.10	163.80	135.30	193.40
Gross loss margin (%)	96.92	60.23	32.90	71.53

Notes:-

(i) *PCSB only commenced operations during the financial year ended 30 June 1999. Therefore, no income statement was prepared for financial year ended 30 June 1998.*

(ii) *Revenue represents the invoiced value of tyres retreaded net of returns and discounts.*

(iii) *There were no extraordinary items nor exceptional items in respect of the financial years under review.*

(iv) *No dividend was proposed for all years under review.*

(v) *No provision for taxation is required for PCSB in view of losses made in the year under review.*

5.1.1 Revenue

Revenue may be analysed as follows:-

	<----- Year ended 30 June (RM'000) ----->			
	1999	**2000**	**2001**	**2002**
Sales value				
Sales of rubber products	843	1,547	925	491
Sales of retreaded tyres	85	165	703	615
Tyre retreading services	111	687	1,642	1,244
	1,039	2,399	3,270	2,350

Revenue may be further analysed as follows:-

	<----- Year ended 30 June (RM'000) ----->			
	1999	**2000**	**2001**	**2002**
Sales value				
Local	864	1,780	2,962	2,178
Export	175	619	308	172
	1,039	2,399	3,270	2,350

Revenue comprises charges for retreading services, sales of retreaded tyres and rubber products.

PCSB only commenced operations during the financial year ended 30 June 1999. During its first year of operations, revenue was mainly derived from the sales of rubber products such as, container gasket and retreading of used tyres.

Revenue has doubled in 2000 due to the increase in retreading services, which was more established in the second year of its operations. Retreaded tyres were gaining popularity with transporters as they are cheaper than new tyres. The increase is also partly attributable to the growth in export sales in relation to rubber products.

Revenue was highest in 2001 as compared to all the other years under review, an increase of 36% as compared to financial year 2000, due to continuing growth in retreading services. PCSB also managed to secure new contracts during the year. However, this is partly offset by the reduction in sales of certain customised rubber products due to lower incoming orders during the year.

Revenue in 2002 decreased by 28% compared to 2001 mainly due to cessation of production lines for certain rubber products such as, container gasket and cushion gum in view of the low contribution margin. In addition, the loss of two main customers from the retreading services segment has also caused sales to decrease.

5.1.2 Gross Loss Margin (GLM)

The high GLM of 97% in 1999 was due to preliminary and pre-operating expenditure charged out when PCSB commenced operations. In addition, as a result of low production capacity in the first year of operations, fixed cost was higher compared to the subsequent years. Further, high initial costs were incurred during its first year of operations.

GLM reduced to 60% in 2000 mainly due to lower fixed cost per unit coupled with the increase in selling price of retreaded tyres by 24%.

GLM further reduced to 33% in 2001 due to reducing cost of raw materials. In addition, the Company is able to enjoy economies of scale with the continuing increase in production volume of PCSB.

The GLM however increased from 33% to 72% in 2002 as a result of lower economies of scale arising from the reduction in production volume and decrease in selling price for procured tread liner.

5.2 Summarised Balance Sheets

Below are based on the audited financial statements of PCSB at each of the last five financial years ended 30 June 2002:-

	<---------- Year ended 30 June (RM'000) ---------->				
	1998	**1999**	**2000**	**2001**	**2002**
PROPERTY, PLANT AND EQUIPMENT	3,907	10,123	11,257	11,423	11,138
EXPENDITURE CARRIED FORWARD	228	-	-	-	-
CURRENT ASSETS					
Inventories	111	391	798	1,349	1,112
Trade receivables	-	268	481	1,001	613
Other receivables, deposits and prepayments	2	50	41	40	24
Amounts due from related companies	-	-	20	-	-
Cash and bank balances	10	43	73	18	22
	123	752	1,413	2,408	1,771
Less: CURRENT LIABILITIES					
Trade payables	-	100	49	144	42
Other payables and accrued charges	831	448	438	280	193
Amount due to holding company	3,416	11,533	15,032	17,609	18,809
Amounts due to related companies	1	5	-	-	1
	4,248	12,086	15,519	18,033	19,045
Net current liabilities	(4,125)	(11,334)	(14,106)	(15,625)	(17,274)
	10	(1,211)	(2,849)	(4,202)	(6,136)
Financed by:					
SHARE CAPITAL	10	10	10	10	10
ACCUMULATED LOSS	-	(1,221)	(2,859)	(4,212)	(6,146)
	10	(1,211)	(2,849)	(4,202)	(6,136)
NTL per share (RM)	(21.80)	(121.10)	(284.90)	(420.20)	(613.60)
Current ratio (times)	0.03	0.06	0.09	0.13	0.09

6 Financial Performance of STUC

6.1 Summarised Results

The summarised results of STUC based on the audited financial statements of the Company for the past five financial years ended 30 June 2002 are set out below:-

	<---------- Year ended 30 June (RM'000) --------->				
	1998	**1999**	**2000**	**2001**	**2002**
Revenue	1,415	7,606	2,805	234	-
Cost of sales	1,443	6,380	2,284	254	-
Gross profit/(loss)	(28)	1,226	521	(20)	-
Other income	-	-	-	-	36
Interest income	1	4	3	-	1
Interest expense	-	(265)	(125)	(39)	-
Net expenses	(204)	(919)	(488)	(850)	(39)
Profit/(Loss) before tax	(231)	46	(89)	(909)	(2)
Taxation	-	-	-	-	-
Profit/(Loss) after tax	(231)	46	(89)	(909)	(2)
Accumulated loss bought forward	-	(231)	(185)	(274)	(1,183)
Accumulated loss carried forward	(231)	(185)	(274)	(1,183)	(1,185)
Number of shares	*	*	*	*	*
Net profit/(loss) per share (RM)	(115,500)	23,000	(44,500)	(454,000)	(1,000)
Gross profit/(loss) margin (%)	(2.00)	16.00	19.00	(9.00)	-

* denotes 2 ordinary shares

Note

(i) *STUC commenced operations during the financial year ended 30 June 1998 and its principal activity is the distribution of tyres.*

(ii) *Revenue represents net invoiced sales of goods, excluding Value Added Tax. The revenue and, cost of sales of the Company exhibits a declining trend as the Company has ceased its operations during financial year 2001.*

(iii) *There were no extraordinary items nor exceptional items in respect of the financial years under review.*

(iv) *No dividend was proposed for all years under review.*

(v) *No provision for taxation is required for STUC in view of losses made and the availability of previous year losses.*

(vi) *Foreign Currency Translation*

(a) *The income statements above are translated into RM at the approximate exchange rates prevailing at the average exchange between respective balance sheet dates.*

(b) *The exchange rates used in the translation for the respective years under review are as follows:-*

Year ended 31 December	***Exchange rates***
1998	*£1=RM5.50*
1999	*£1=RM6.39*
2000	*£1=RM5.94*
2001	*£1=RM5.58*
2002	*£1=RM5.55*

6.2 Summarised Balance Sheets

Below are based on the audited financial statements of STUC at each of the last five financial years ended 30 June 2002:-

	<--------- Year ended 30 June (RM'000) --------->				
	1998	**1999**	**2000**	**2001**	**2002**
PROPERTY, PLANT AND EQUIPMENT	69	58	47	8	4
CURRENT ASSETS					
Inventories	1,125	987	265	-	-
Trade receivables	592	2,349	759	-	-
Other receivables, deposits and prepayments	74	84	45	9	4
Cash and bank balances	160	188	9	1	-
	1,951	3,608	1,078	10	4
Less: CURRENT LIABILITIES					
Trade payables	26	105	-	-	-
Other payables and accrued charges	35	108	22	19	25
Amount due to holding company	2,245	3,661	1,391	1,133	1,213
Amount due to related company	-	-	2	-	-
	2,306	3,874	1,415	1,152	1,238
Net current liabilities	(355)	(266)	(337)	(1,142)	(1,234)
	(286)	(208)	(290)	(1,134)	(1,230)
Financed by:					
SHARE CAPITAL	*	*	*	*	*
RESERVES	(286)	(208)	(290)	(1,134)	(1,230)
	(286)	(208)	(290)	(1,134)	(1,230)
NTL per share (RM)	(143,000)	(104,000)	(145,000)	(567,000)	(615,000)

Note

(i) **RM4*

KPMG

(ii) Reserves

	As at 30 June (RM'000)				
	1998	1999	2000	2001	2002
	RM	RM	RM	RM	RM
	'000	'000	'000	'000	'000
Exchange fluctuation account	(55)	(23)	(16)	49	(45)
Accumulated loss	(231)	(185)	(274)	(1,183)	(1,185)
	(286)	(208)	(290)	(1,134)	(1,230)

7 Cash Flow Statements

The cash flow statements of SB Group and SB based on the audited financial statements of SB for the year ended 30 June 2002 are set out as follows:-

	Group RM '000	Company RM '000
Cash flows from operating activities		
Net profit before taxation but after exceptional item	8,010	13,391
Adjustments for:-		
Depreciation	16,668	15,569
Interest charged to ultimate holding company	(1,879)	(1,879)
Interest expense - bank overdraft	290	290
- term loan	4,050	4,050
- revolving credit	620	620
- others	1,333	1,333
Gain on disposal of property, plant and equipment	(91)	(59)
Gain on foreign exchange - unrealised	(238)	(238)
Loss on foreign exchange - unrealised	13	13
Overdue interest income	(70)	-
Allowance for amount due from ultimate holding company	2,000	2,000
Property, plant and equipment written off	27	-
Operating profit before working capital changes	30,733	35,090
Decrease in inventories	5,875	3,074
Decrease/(Increase) in trade and other receivables	178	(1,996)
Decrease in trade, other payables and provisions	(4,539)	(6,854)
Decrease in bankers' acceptances	(206)	(206)
	1,308	(5,982)
Cash generated from operations	32,041	29,108
Interest paid - bank overdraft	(290)	(290)
- others	(1,333)	(1,333)
Overdue interest income received	70	-
Net cash generated from operating activities	30,488	27,485

	Group RM '000	Company RM '000
Cash flows from investing activities		
Purchase of plant and equipment	(10,347)	(9,473)
Proceeds from disposal of property, plant and equipment	310	278
Net cash used in investing activities	(10,037)	(9,195)
Cash flows from financing activities		
Repayment from subsidiaries	-	1,919
Repayment of term loan	(15,502)	(15,502)
Repayment from ultimate holding company	4	4
Advances (to)/from related companies	(114)	157
Interest paid - term loan	(4,050)	(4,050)
- revolving credit	(620)	(620)
Net cash used in financing activities	(20,282)	(18,092)
Net increase in cash and cash equivalents	169	198
Cash and cash equivalents at 1 July 2001	(7,882)	(8,158)
Cash and cash equivalents at 30 June 2002	(7,713)	(7,960)
Analysis of cash and cash equivalents:-		
Cash and bank balances *	2,752	2,505
Bank overdrafts (secured)	(10,465)	(10,465)
	(7,713)	(7,960)

* Charged as security for banking facilities of the Company as stated in Note 8.10 and 8.12.

8 Statement of Assets and Liabilities

The detailed statement of assets and liabilities of SB Group and SB based on the audited financial statements of SB as at 30 June 2002 are set out as follows and should be read in conjunction with the accompanying notes:-

	Note	Group RM '000	Company RM '000
PROPERTY, PLANT AND EQUIPMENT	8.2	260,410	247,468
AMOUNT DUE FROM ULTIMATE HOLDING COMPANY	8.3	42,806	42,806
INVESTMENTS IN SUBSIDIARIES	8.4	-	510
CURRENT ASSETS			
Inventories	8.5	46,846	36,498
Trade receivables	8.6	34,353	10,910
Other receivables, deposits and prepayments		5,880	2,455
Amounts due from subsidiaries	8.7	-	60,446
Amounts due from related companies	8.8	1,215	1,208
Cash and bank balances	8.9	2,752	2,505
		91,046	114,022
Less: **CURRENT LIABILITIES**			
Trade payables		3,042	2,998
Other payables and accrued charges		18,609	11,864
Amounts due to related companies	8.8	488	435
Short term borrowings (secured)	8.10	56,751	56,751
Provisions	8.11	7,527	1,192
Term loan (secured)	8.12	22,672	22,672
		109,089	95,912
Net current (liabilities)/assets		(18,043)	18,110
TERM LOAN (SECURED)	8.12	(21,546)	(21,546)
		263,627	287,348
Financed by:-			
SHARE CAPITAL	8.13	203,877	203,877
RESERVES	8.14	59,750	83,471
		263,627	287,348

NOTES TO THE STATEMENT OF ASSETS AND LIABILITIES

8.1 Summary of significant accounting policies

The following accounting policies are adopted by the Group and the Company and are consistent with those adopted in previous years except for the adoption of MASB 20 Provisions, Contingent Liabilities and Contingent Assets (see Note 8.11) which has been applied prospectively with effect from financial year ended 30 June 2002.

8.1.1 Basis of accounting

The financial statements of the Group and of the Company are prepared in compliance with applicable approved accounting standards in Malaysia and on a going concern basis as the Directors are of the opinion that the Restructuring Scheme, as explained in Note 8.19, will be successfully implemented.

8.1.2 Basis of consolidation

Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases. Subsidiaries are consolidated using the acquisition method of accounting.

A subsidiary is excluded from consolidation when control is intended to be temporary if the subsidiary is acquired and held exclusively with a view of its subsequent disposal in the near future and it has not previously been consolidated or it operates under severe long term restrictions which significantly impair its ability to transfer funds to the Company. Subsidiaries excluded on these grounds are accounted for as investments.

Under the acquisition method of accounting, the results of subsidiaries acquired or disposed during the year are included from the date of acquisition or up to the date of disposal. At the date of acquisition, the fair values of the subsidiaries' net assets are determined and these values are reflected in the Group financial statements. The difference between the acquisition cost and the fair values of the subsidiaries' net assets is reflected as goodwill or reserve on consolidation as appropriate.

Intragroup transactions and balances and the resulting unrealised profits are eliminated on consolidation. Unrealised losses resulting from intragroup transactions are also eliminated unless cost cannot be recovered.

8.1.3 Property, plant and equipment

Property, plant and equipment are stated at cost/valuation less accumulated depreciation and accumulated impairment losses.

It is the Group's and the Company's policy to state its property, plant and equipment at cost. Revaluation of leasehold land in 1987 was carried out primarily for the purpose of issuing bonus shares that was not intended to effect a change in accounting policy to one of revaluation of properties. Hence, in accordance with the transitional provisions of Malaysian Accounting Standards Board (MASB) Approved Accounting Standard IAS 16: Property, Plant and Equipment, the valuation in 1987 has not been updated.

Property, plant and equipment retired from active use and held for disposal are stated at the lower of net book value and net realisable value.

The carrying amounts of property, plant and equipment are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such an indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an item of property, plant and equipment exceeds its recoverable amount. In determining the recoverable amount of property, plant and equipment, expected future cash flows are discounted to their present values. The impairment loss is charged to the income statement unless it reverses a previous revaluation in which case it will be charged to equity. Any subsequent increase in recoverable amount is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. Such subsequent increase in recoverable amount is recognised in the income statement unless it reverses an impairment loss on a revalued asset, in which case it is taken to equity.

8.1.4 Depreciation

Capital work-in-progress is not amortised. Leasehold land is amortised in equal instalments over the period of the lease except where the leasehold interest has an unexpired term in excess of 50 years (classified as long term leasehold land) in which case no amortisation is provided. Other property, plant and equipment are depreciated on a straight line basis to write off the cost of the assets over the term of their estimated useful lives.

The principal annual rates of depreciation used are as follows:-

	%
Buildings	2 1/2
Plant and machinery	3 1/3 - 33 1/3
Moulds and dies	10 - 20
Computer equipment	20
Furniture and fittings	10
Office equipment	10
Motor vehicles	20
Warehouse equipment	20

8.1.5 Investments

Long term investments are stated at cost. An allowance is made when the Directors are of the view that there is a diminution in their value which is other than temporary.

8.1.6 Provisions

A provision is recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle a present obligation (legal or constructive) as a result of a past event and reliable estimate can be made of the amount.

(i) Provision for warranties

A provision for warranties is recognised when the underlying products are sold. It is based on historical warranty data and a weighting of all possible outcomes against the associated probabilities.

(ii) Provision for advertising and sales promotion

A provision for advertising and sales promotion is recognised when the underlying products and services are contracted and committed.

(iii) Provision for special price discounts and incentives

A provision for special price discounts and incentives is recognised when the underlying products are sold.

8.1.7 Inventories

Raw materials, stores and spares, work-in-progress and finished goods are stated at the lower of cost and net realisable value with weighted average cost being the main basis for cost. For work-in-progress and finished goods, cost consists of materials and direct labour and relevant fixed and variable factory overheads at standard cost adjusted for variances and approximates actual cost on a weighted average basis.

8.1.8 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances and deposits with banks and highly liquid investments which have an insignificant risk of changes in value. For the purpose of the cash flow statements, cash and cash equivalents are presented net of bank overdrafts and pledged deposits.

8.1.9 Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to Ringgit Malaysia at rates of exchange ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Ringgit Malaysia at the foreign exchange rates ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to Ringgit Malaysia at the foreign exchange rates ruling at the date of the transactions.

KPMG

(ii) Financial statements of foreign operations

The Group's foreign operations are not considered an integral part of the Company's operations. Accordingly, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to Ringgit Malaysia at exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to Ringgit Malaysia at average exchange rates applicable throughout the year. Foreign exchange differences arising on translation are recognised directly in equity.

The closing rate used in the translation of foreign currency monetary assets and liabilities and the financial statements of foreign operations for sterling pound is £1 = RM5.77.

8.1.10 Taxation

Deferred taxation is provided on the liability method for all timing differences except where no liability is expected to arise in the foreseeable future and there are no indications the timing differences will reverse thereafter.

Deferred tax benefits are only recognised where there is a reasonable expectation of realisation in the near future.

KPMG

8.2 PROPERTY, PLANT AND EQUIPMENT

GROUP **At Cost/ Valuation**	**Long term leasehold land and buildings (Note 8.2.1)** RM '000	**Capital work-in-progress** RM '000	**Plant and machinery, moulds, dies and warehouse equipment** RM '000	**Office equipment, furniture and fittings and motor vehicles** RM '000	**Total** RM '000
At 1 July 2001	76,861	4,822	297,034	13,160	391,877
Additions	245	8,401	236	1,465	10,347
Transfers	1,700	(5,604)	3,886	18	-
Disposals	(12)	-	(213)	(1,047)	(1,272)
Write off	(14)	-	(7)	(119)	(140)
Reclassifications	(7)	-	211	(204)	-
At 30 June 2002	78,773	7,619	301,147	13,273	400,812
Representing items at:-					
Cost	76,027	7,619	301,147	13,273	398,066
Directors' valuation	2,746	-	-	-	2,746
	78,773	7,619	301,147	13,273	400,812
Accumulated Depreciation					
At 1 July 2001	13,972	-	100,873	10,055	124,900
Charge for the year	1,805	-	13,563	1,300	16,668
Disposals	(2)	-	(122)	(929)	(1,053)
Write off	(3)	-	(6)	(104)	(113)
Reclassifications	-	-	148	(148)	-
At 30 June 2002	15,772	-	114,456	10,174	140,402
Net Book Value					
At 30 June 2002	63,001	7,619	186,691	3,099	260,410

COMPANY

	Long term leasehold land and buildings (Note 8.2.1) RM '000	Capital work-in-progress RM '000	Plant and machinery, moulds, dies and warehouse equipment RM '000	Office equipment, furniture and fittings and motor vehicles RM '000	Total RM '000
At Cost/Valuation					
At 1 July 2001	69,874	3,232	291,958	9,489	374,553
Additions	-	8,401	-	1,072	9,473
Transfers	849	(4,040)	3,173	18	-
Disposals	(12)	-	(213)	(878)	(1,103)
At 30 June 2002	70,711	7,593	294,918	9,701	382,923
Representing items at:-					
Cost	67,965	7,593	294,918	9,701	380,177
Directors' valuation	2,746	-	-	-	2,746
	70,711	7,593	294,918	9,701	382,923
Accumulated Depreciation					
At 1 July 2001	13,701	-	99,463	7,606	120,770
Charge for the year	1,683	-	12,973	913	15,569
Disposals	(2)	-	(122)	(760)	(884)
At 30 June 2002	15,382	-	112,314	7,759	135,455
Net Book Value					
At 30 June 2002	55,329	7,593	182,604	1,942	247,468

8.2.1 Long term leasehold land and buildings

GROUP

At Cost/Valuation	**Long term leasehold land** RM '000	**Buildings** RM '000	**Total** RM '000
At 1 July 2001	5,098	71,763	76,861
Additions	-	245	245
Transfers	-	1,700	1,700
Disposals	-	(12)	(12)
Write off	-	(14)	(14)
Reclassifications	-	(7)	(7)
At 30 June 2002	5,098	73,675	78,773
Representing items at:-			
Cost	2,352	73,675	76,027
Directors' valuation	2,746	-	2,746
	5,098	73,675	78,773
Accumulated Depreciation			
At 1 July 2001	-	13,972	13,972
Charge for the year	-	1,805	1,805
Disposals	-	(2)	(2)
Write off	-	(3)	(3)
At 30 June 2002	-	15,772	15,772
Net Book Value			
At 30 June 2002	5,098	57,903	63,001

COMPANY

At Cost/ Valuation			
At 1 July 2001	2,746	67,128	69,874
Transfers	-	849	849
Disposals	-	(12)	(12)
At 30 June 2002	2,746	67,965	70,711
Representing items at:-			
Cost	-	67,965	67,965
Directors' valuation	2,746	-	2,746
	2,746	67,965	70,711

COMPANY **Accumulated Depreciation**	**Long term leasehold land** RM '000	**Buildings** RM '000	**Total** RM '000
At 1 July 2001	-	13,701	13,701
Charge for the year	-	1,683	1,683
Disposals	-	(2)	(2)
At 30 June 2002	-	15,382	15,382
Net Book Value			
At 30 June 2002	2,746	52,583	55,329

The long term leasehold land of the Company was revalued by a firm of professional valuers on 3 March 1987 on the open market value basis and the Directors have incorporated this valuation into the financial statements. Subsequent additions thereafter are stated at cost.

The potential Real Property Gains Tax liability in respect of the surplus arising on revaluation of property, plant and equipment is not provided for as the Directors have no intention to dispose of these assets.

The carrying value of the long term leasehold land had this asset been carried at cost is RM350,339. This leasehold land has an unexpired term in excess of 50 years in which case no amortisation is provided.

The Group's property, plant and equipment have been pledged as securities for banking facilities granted to the Company as stated in Notes 8.10 and 8.12.

8.3 AMOUNT DUE FROM ULTIMATE HOLDING COMPANY

	GROUP/ COMPANY RM '000
Amount due from ultimate holding company	46,806
Less: Allowance for amount due from ultimate holding company	(4,000)
	42,806

The Directors regard ACB, a company incorporated in Malaysia, as the ultimate holding company.

The amount due from ACB is unsecured and interest is charged at an average rate of 8.2% per annum.

ACB is at present undergoing an exercise to restructure its debts as referred to in Note 8.19 and in the opinion of the Directors, the balance owing from ACB will be fully recovered when the restructuring scheme is successfully implemented.

8.4 INVESTMENTS IN SUBSIDIARIES

	COMPANY RM '000
Unquoted shares at cost	
- Malaysia	510
- Overseas	*
	510

* *RM8*

Details of subsidiaries are as follows:-

Name of Company	Country of incorporation	Shareholdings (%)	Principal activities
SMSB	Malaysia	100	Distribution of tyres, rubber compounds and other related rubber products
PCSB	Malaysia	100	Retreading tyres
STPL ** # ^	Australia	100	Dormant
STUC **	United Kingdom	100	Ceased business in sale and distribution of tyres

** *not audited by KPMG*

\# *the financial statements of this subsidiary are not required to be audited in the country of incorporation and the Directors have consolidated its results based on management financial statements*

^ *held through SMSB*

8.5 INVENTORIES

At Cost	**GROUP** RM '000	**COMPANY** RM '000
These comprise:-		
Finished goods	16,559	11,102
Work-in-progress	4,324	3,826
Raw materials	12,354	12,014
Stores and spares	9,260	9,152
	42,497	36,094
Goods-in-transit	4,349	404
	46,846	36,498

Group/Company

During the year, there was a reversal of a writedown of the Company's work-in-progress inventories of RM655,000 as a result of the recycling of part of the slow moving work-in-progress inventories.

8.6 TRADE RECEIVABLES

	GROUP RM '000	**COMPANY** RM '000
Trade receivables	44,180	16,022
Less: Allowance for doubtful debts		
Balance at 1 July 2001	8,825	4,405
Allowance for the year	2,215	707
Written off	(1,213)	-
Balance at 30 June 2002	(9,827)	(5,112)
	34,353	10,910

Included in trade receivables of the Group and Company are amounts totalling RM809,137 due from a company which has a common Director with the Company.

KPMG

8.7 AMOUNTS DUE FROM SUBSIDIARIES

	COMPANY RM '000
Amounts due from subsidiaries	108,446
Less: Allowance for amount due from a subsidiary	(48,000)
	60,446

The amounts due from subsidiaries are interest free and have no fixed terms of repayment.

The amounts due from subsidiaries as at 30 June 2002 have been charged as security for the Company's restructured banking facility as mentioned in Notes 8.10 and 8.12.

8.8 AMOUNTS DUE FROM/(TO) RELATED COMPANIES

Group/Company

The amounts due from/(to) related companies are interest free, unsecured and have no fixed terms of repayment.

The amounts due from related companies as at 30 June 2002 have been charged as security for the Company's restructured banking facility as mentioned in Notes 8.10 and 8.12.

8.9 CASH AND BANK BALANCES

Group/Company

Cash and bank balances as at 30 June 2002 have been charged as security for the Company's restructured banking facility as mentioned in Notes 8.10 and 8.12.

8.10 SHORT TERM BORROWINGS (SECURED)

	GROUP/COMPANY RM '000
Revolving credit	13,545
Bank overdrafts	10,465
Bankers' acceptances	32,741
	56,751

The interest rates applicable to the revolving credit ranged from 3.4% to 6.7% per annum.

The interest rates applicable to bank overdrafts and bankers' acceptances ranged from 3.9% to 8.4% per annum.

The revolving credit, bank overdrafts and bankers' acceptances are secured by:

(i) Debenture containing first floating charge over all present and future current assets of the Company.

(ii) Debenture containing first floating charge over all present and future current assets of its subsidiaries, SMSB and PCSB.

(iii) Assignment of insurance policies in respect of the future current assets of the Company and its subsidiaries, SMSB and PCSB.

The main covenants of the above facilities are disclosed in Note 8.12.

8.11 PROVISIONS

GROUP

	Warranties RM '000	Advertising and sales promotion RM '000	Special price discounts and incentives RM '000	Total RM '000
Balance at 1 July 2001	1,192	1,279	1,759	4,230
Provisions made during the year	-	7,237	15,420	22,657
Provisions used during the year	-	(7,356)	(12,004)	(19,360)
Balance at 30 June 2002	1,192	1,160	5,175	7,527

COMPANY

	Warranties RM '000
Balance at 1 July 2001/ 30 June 2002	1,192

Warranties

The provision for warranties relates to tyres sold. The provision is based on historical warranty data and a weighting of all possible outcomes against the associated probabilities. The Company expects to incur the liability over the next 4 years as tyres are guaranteed for 4 years from the production date.

Advertising and sales promotion

The provision for advertising and sales promotion relates to expenses incurred for one of the subsidiaries' day to day advertising and promotions and also motorsports events. The provision is made based on contractual arrangements and commitments entered into by the subsidiary company. The subsidiary company expects to settle the liability over the next year.

Special price discounts and incentives

The provision for special price discounts and incentives is made by one of the subsidiaries and is given to dealers and relates to their purchases and sales of tyres. The provision is made based on a relevant percentage of purchases and sales made by them during the year. The subsidiary company expects to settle the liability over the next year.

8.12 TERM LOAN (SECURED)

Term loan is payable as follows:

	GROUP/COMPANY RM '000
Repayable under 1 year	22,672
Repayable between 1 to 2 years	21,546
	44,218

The term loan is repayable in equal quarterly instalments over a period of 5 years which commenced March 2001. The interest rates applicable to the term loan ranged from 3.4% to 8.4% per annum.

The term loan is secured by:-

(i) First National Land Code charge on landed properties of the Company with a net book value of RM55 million.

(ii) Debenture containing first fixed charge over all property, plant and equipment of the Company with a net book value of approximately RM247 million.

(iii) Assignment of insurance policies over charged properties and assets of the Company.

The main covenants of the banking facilities are as follows:-

(i) Maintain insurances on property, plant and equipment charged.

(ii) Remittance of monies into the Interest and Principal Service Account to service the interest and principal payments on the Restructured Term Loan.

(iii) Disposal of its assets outside the ordinary course of business cannot exceed an aggregate net book value of RM5 million.

(iv) The existing Lenders shall consent to security sharing with future new lenders, provided that such future borrowings in aggregate shall not exceed the sum of RM10,000,000 and subject always to the financial covenants having been complied with.

(v) No changes in shareholdings which would result in the emergence of a new controlling shareholder in the Company (other than the proposed acquisition of the Company by Angkasa Marketing Berhad ["AMB"]).

(vi) Dividends declared are solely for the purpose of enabling AMB, upon becoming the holding company upon completion of the Group-Wide Restructuring Scheme currently undertaken by the ACB Group, to redeem AMB Bonds and to pay AMB Consolidated and Rescheduled USD Debt.

(vii) Upstreaming of funds to AMB is not allowed unless:-

- The restructured Term Loan has been fully repaid;
- The outstanding amounts due pursuant to the Restructured Working Capital Facilities have been paid;
- All financial covenants agreed with the Company's lenders in the Master Restructuring Agreement for the Restructured Working Capital Facilities and Term Loan Facility ("MRA") have been complied with; and
- There have been no default under the MRA.

KPMG

(viii) Required minimum level of ratio of consolidated earnings before interest, tax, depreciation and amortisation to the sum of interest, fees and all financing charges is 1.25.

(ix) Required minimum level of Group current ratio is 0.8.

(x) Required minimum Group tangible net worth of RM185 million.

(xi) Ratio of Group total liabilities and bank borrowings to Group tangible net worth is limited to 1.0 and 0.9 respectively.

8.13 SHARE CAPITAL

	GROUP/COMPANY RM '000
Authorised:-	
210,000,000 ordinary shares of RM1 each	210,000
Issued and fully paid:-	
203,877,500 ordinary shares of RM1 each	203,877

8.14 RESERVES

Group	<-------- Non-distributable		-------->	Distributable	
	Capital redemption reserve RM '000	Share premium RM '000	Exchange fluctuation reserve RM '000	Retained profits RM '000	Total RM '000
At 1 July 2001	37	6,824	(17)	44,988	51,832
Net loss not recognised in the income statement	-	-	(92)	-	(92)
Net profit for the year	-	-	-	8,010	8,010
At 30 June 2002	37	6,824	(109)	52,998	59,750

Company

	<-- Non-distributable -->		Distributable	
	Capital redemption reserve	Share premium	Retained profits	Total
	RM '000	RM '000	RM '000	RM '000
At 1 July 2001	37	6,824	63,219	70,080
Net profit for the year	-	-	13,391	13,391
At 30 June 2002	37	6,824	76,610	83,471

Share premium arose from the rights issue of shares in previous years.

Capital redemption reserve arose from the redemption of loan stocks out of profits of the Company.

8.15 DEFERRED TAXATION

Details of potential net deferred tax benefits, calculated under the liability method are set out below:-

	COMPANY RM '000
Cumulative timing differences	
Excess of capital allowances over book depreciation	(15,000)
Unabsorbed capital allowances	111,000
Unutilised tax losses	2,400
Others	10,600
	124,000
	109,000
Potential net deferred tax benefits at 28% thereon not taken up	31,000

The unutilised tax losses and unabsorbed capital allowances disclosed above are subject to agreement by the Inland Revenue Board.

The qualifying cost of assets eligible for capital allowances as at 30 June 2002 is approximately RM382,735,000 subject to agreement with the Inland Revenue Board. The unutilised capital allowances and tax written down value for these qualifying assets have been accounted for in the above cumulative timing differences.

8.16 CAPITAL COMMITMENTS

	GROUP RM '000	COMPANY RM '000
Property, plant and equipment:-		
Contracted but not provided for	2,376	2,350
Authorised but not contracted for	11,663	11,659

8.17 OPERATING LEASES

Total future minimum lease payments under non-cancellable operating leases are as follows:-

	GROUP/COMPANY RM '000
Less than one year	366
Between one and five years	514
	880

The Company leases certain equipment under three operating leases. The leases typically run for an initial period of three years, with an option to renew the leases after that date as long as the Company is not in default in respect of the leases. None of the leases include contingent rentals.

The leases expire between year 2003 and 2005.

8.18 CONTINGENT LIABILITY (UNSECURED)

The Company has agreed to provide continuing financial support to the subsidiary companies for a period of twelve months from 1 July 2002, to enable them to meet their obligations of RM80,664,000 as and when they fall due during this period.

8.19 RESTRUCTURING SCHEME

ACB, the Company's ultimate holding company, AMB, Lion Land Berhad and Lion Corporation Berhad (individually referred to as "PLC" and collectively referred to as the "Lion Group") had on 5 July 2000, 8 October 2001 and 26 March 2002 jointly announced a Proposed Group Wide Restructuring Scheme and subsequent revisions thereto ("Proposed GWRS") which amongst others entails the proposed debt and corporate restructuring exercise for the PLCs and their respective subsidiary companies ("PLC Group") within the Lion Group.

KPMG

The Proposed GWRS is intended to streamline each PLC Group to facilitate the tapping of future dividends/cash flows from key operating companies in the Lion Group. The Proposed GWRS also envisages a Proposed Divestment Programme such that each PLC will have one-two core businesses.

It was also a proposal under the Proposed GWRS that AMB would acquire 100% of the equity interest from the existing shareholders of the Company by the issuance of new AMB shares subsequent to which, the Company shall be a wholly-owned subsidiary of AMB and a key operating company within the restructured AMB Group. AMB's 100% ownership will facilitate the dividends and cash flows of the Company to be upstreamed to support the repayment of debts in the AMB Group.

The shareholders of the Company had on 26 September 2002 approved the scheme of arrangement between the Company and its shareholders pursuant to Section 176 of the Companies Act, 1965 involving the proposed acquisition by AMB of 100% equity interest in the Company from the shareholders of the Company ("Proposed Silverstone Scheme").

The Proposed Silverstone Scheme remains subject to, *inter alia*, the following conditions precedent:

i. the approval of the shareholders of AMB;
ii. the Proposed Silverstone Scheme being sanctioned by the High Court pursuant to Section 176 of the Companies Act, 1965; and
iii. the Proposed GWRS being unconditional.

The Directors are of the opinion that the Proposed Silverstone Scheme and the Proposed GWRS will be successfully implemented.

9 Net Tangible Assets Cover

Based on the statement of assets and liabilities of the Group as at 30 June 2002, the net tangible assets cover per ordinary share is calculated as follows:-

	RM'000
Net tangible assets as at 30 June 2002	263,627
Number of ordinary shares in issue ('000)	203,877
Net tangible assets per ordinary share (RM)	1.29

10 Events Subsequent to Balance Sheet Date as at 30 June 2002

No events have arisen subsequent to the balance sheet date at 30 June 2002 which requires disclosure in this report.

11 Audited Financial Statements

No audited financial statements of SB and its subsidiary companies have been made up in respect of any period subsequent to 30 June 2002.

Yours faithfully,

KPMG
Firm number: AF-0758
Chartered Accountants

Peter Ho Kok Wai
Partner
Approval Number: 1745/12/03 (J)

BASIS OF ESTIMATION OF RECOVERY RATES

Under the Proposed GWRS, all affected creditors shall firstly be classified as either secured creditors or unsecured creditors. The aforesaid classification is based upon a review of loan documentation in relation to the affected creditors' position by Raslan Loong, in consultation with the management of the respective PLC Group. In this regard, creditors with charges within the meaning of the Cos Act or arising under common law or equity, are treated as secured creditors. All other creditors who do not fall under the category of secured creditors are treated as unsecured creditors. In the case of AMB, all the AMB Scheme Creditors (comprising both the AMB Group FI Lenders and Inter-PLC Creditors) are classified as unsecured creditors with full recovery or, less than full recovery based on the estimated rate of recovery as reviewed by PwC in June/July 1999.

Prior to the announcement of the Proposed GWRS on 5 July 2000, AMB had issued an IM to the AMB Scheme Creditors to obtain their feed-back on the key debt restructuring principles (including the applicable security coverage and recovery rates of the AMB Group FI Lenders). Whilst changes in the operating conditions and changes in the market price of AMB Shares subsequent to the announcement in July 2000, have necessitated certain revisions to be made to the Proposed AMB Scheme (which was announced on 8 October 2001 and 26 March 2002), your Board proposes to apply the same applicable security coverage and recovery rates as initially determined in June/July 1999, so as to minimise the revisions to the key parameters of the debt restructuring upon which negotiations with the core AMB Group FI Lenders and KPMG (the Independent Financial Adviser to the AMB Scheme Creditors) were premised upon.

In the exercise conducted in June/July 1999 to estimate the recovery rates for these creditors, the following basis of estimation of recovery rates have been applied:

Going concern basis

For AMB Scheme Companies where there were entity debt restructuring proposals already provided to lenders at the time of roll-out of the Propsed GWRS, the recovery rates were estimated on a going concern basis, in accordance with the terms of the respective debt restructuring proposals.

The AMB Scheme Companies to which this basis applies are:

- AMB
- Lion Rubber Industries Pte Ltd

Amongst the key assumptions and basis which have been adopted by your Board in determining the estimated recovery rates are as follows:

i) the estimated recovery rate has been calculated based on the realisation of assets within the AMB Group;

ii) the unaudited financial position as at 31 December 1998 have been used to estimate the estimated recovery rate for the AMB Group;

iii) all proceeds from the sale of assets will, first, be utilised to repay the lenders of the particular company which are secured upon the asset. Any surplus, if any, will then be utilised to repay unsecured creditors of that particular company on a *parri passu* basis;

iv) any surplus after (c) above will then flow up to AMB level; and

v) the corporate guarantee provided by AMB to the FI Lenders of Lion Rubber Industries Pte Ltd is expected to be crystallised.

DETAILS OF THE AMB GROUP FI LENDERS AS AT 31 DECEMBER 2001

AMB Group FI Lenders whose debts are proposed to be addressed under the Proposed AMB Scheme as at 31 December 2001:

	Name of Company	Name of Financial Institution	RM/USD	Type of Facility	Outstanding Principal Amount (RM million)	Principal Waived (RM million)	Further Sum (RM million)	Adjusted Applicable Debt (RM million)	Status	Recovery Rate (%)
1	Angkasa Marketing Bhd	Alliance Merchant Bank Bhd (formerly under the account of Amanah Merchant Bank Berhad)	RM	RC	5.53	0.52	0.80	4.20	Unsecured	73%
2	Angkasa Marketing Bhd	AmBank Bhd (formerly under the account of Arab-Malaysian Bank Bhd)	RM	RC	6.07	1.06	0.54	4.47	Unsecured	73%
3	Angkasa Marketing Bhd	Aseambankers (Malaysia) Bhd	RM	RC	5.78	0.78	0.58	4.42	Unsecured	73%
4	Angkasa Marketing Bhd	BNP Paribas, Labuan	USD	RC	7.21	1.03	0.81	5.37	Unsecured	73%
5	Angkasa Marketing Bhd	BNP Paribas, S'pore	USD	TL*	433.98	64.87	43.41	325.70	Unsecured	73%
6	Angkasa Marketing Bhd	Bumiputra-Commerce Bank Bhd	RM	RC	11.48	1.47	0.99	9.02	Unsecured	73%
7	Angkasa Marketing Bhd	Commerce International Merchant Bankers Bhd	RM	RC	6.03	1.03	0.51	4.50	Unsecured	73%
8	Angkasa Marketing Bhd	Danaharta Managers (L) Ltd	USD	TL	23.21	4.18	1.90	17.12	Unsecured	73%
9	Angkasa Marketing Bhd	The Development Bank of Singapore Ltd, Labuan	USD	TL	46.26	8.19	4.45	33.62	Unsecured	73%
10	Angkasa Marketing Bhd	The Development Bank of Singapore Ltd, Labuan	USD	RC	14.20	2.25	1.75	10.19	Unsecured	73%
11	Angkasa Marketing Bhd	Sumitomo Mitsui Banking Corporation, Labuan (formerly under the account of Sakura Bank, Labuan)	USD	TL	37.18	5.50	3.64	28.04	Unsecured	73%
12	Angkasa Marketing Bhd	Westdeutsche Landesbank Girozentrale, S'pore (formerly under the account of The Sanwa Bank, Labuan)	USD	TL	21.65	4.52	1.73	15.40	Unsecured	73%
13	Angkasa Marketing Bhd	Mizuho Asset Trust & Banking Co. Ltd, Japan (formerly under the account of Yasuda Trust & Banking Co Ltd, Tokyo)	USD	RC	21.09	3.04	2.38	15.67	Unsecured	73%
14	Lion Rubber Industries Pte Ltd	JP Morgan Securities (Asia Pacific) Ltd (formerly under the account of Chase Manhattan Asia Ltd)	USD	RC	62.64	7.47	6.51	48.66	Unsecured	100%
15	Lion Rubber Industries Pte Ltd	Natexis Banque Populaires, Singapore	USD	TL	22.93	4.66	1.95	16.31	Unsecured	100%
16	Lion Rubber Industries Pte Ltd	Westdeutsche Landesbank Girozentrale, Singapore (formerly under the account of The Sanwa Bank, Singapore)	USD	TL	45.54	9.00	3.88	32.66	Unsecured	100%
					770.77	**119.56**	**75.84**	**575.37**		

Notes: TL - Term Loan; RC - Revolving Credit

DETAILS OF THE AMB GROUP FI LENDERS AS AT 31 DECEMBER 2001

	Name of Company	Name of Financial Institution	RM/ USD	Type of Facility	Outstanding Principal Amount (RM million)	Principal Waived (RM million)	Further Sum (RM million)	Adjusted Applicable Debt (RM million)	Status	Recovery Rate (%)
1	Angkasa Marketing Bhd	BNP Paribas, S'pore	USD	TL*					Unsecured	73%
		Participants:								
		AmInternational (L) Ltd (formerly under the account of AMMB International (L) Ltd)			44.74	6.69	4.48	33.58		
		Bank of America NA, Labuan			22.37	3.34	2.24	16.79		
		Bayerische Landesbank Girozentrale, Labuan			51.45	7.69	5.15	38.61		
		BNP Paribas, Labuan			44.74	6.69	4.48	33.58		
		Taishin International Bank, Taiwan (formerly under the account of Dah An Commercial Bank, Taiwan)			13.42	2.01	1.34	10.07		
		Overseas Chinese Banking Corp Ltd, Labuan			44.74	6.69	4.48	33.58		
		RHB Bank Bhd			22.37	3.34	2.24	16.79		
		Credit Agricole Indosuez (Suisse) S.A, Switzerland (formerly under the account of The Bank of Tokyo-Mitsubishi Ltd, Labuan)			13.42	2.01	1.34	10.07		
		Mizuho Corporate Bank Ltd (formerly under the account of The Fuji Bank Ltd)			35.79	5.35	3.58	26.86		
		The Development Bank of Singapore Ltd, Labuan			51.45	7.69	5.15	38.61		
		Westdeutsche Landesbank Girozentrale, S'pore (formerly under the account of The Sanwa Bank, Labuan)			44.74	6.69	4.48	33.58		
		Mizuho Asset Trust & Banking Co. Ltd, Japan (formerly under the account of The Yasuda Trust & Banking Co Ltd, Tokyo)			44.74	6.69	4.48	33.58		
					433.98	64.87	43.41	325.70		

Note *: TL - Term Loan*

DETAILS OF INTER-PLC DEBTS AS AT 31 DECEMBER 2001

			Outstanding Principal Amount as at 31.12.2001 RM 'million	Principal Waived RM 'million	Further Sum RM 'million	Adjusted Applicable Debt RM 'million
ACB						
	Due to :	LLB	1,421	(210)	-	1,211
		CPB	19	(2)	-	17
		Posim	106	(14)	-	92
		AMB	221	(39)	-	182
		Silverstone	46	(6)	-	40
			1,813	(271)	-	1,542
LLB						
	Due to :	CPB	26	(4)	-	22
		LCB	146	(15)	-	131
			172	(19)	-	153
AMB						
	Due to :	LLB	206	(25)	(45)	136
CPB						
	Due to :	AMB	4	(1)	-	3
		LCB	1	-	-	1
			5	(1)	-	4
Posim						
	Due to :	AMB	2	-	-	2
LCB						
	Due to :	ACB	65	(2)	(49)	14
		AMB	9	(1)	-	8
			74	(3)	(49)	22

Further breakdown of the net Inter-PLC Debts owing to/from the AMB Scheme Companies is set out below:

(I) Net Inter-PLC Debts owing from/(to) the ACB Group

Name of companies	**Outstanding Principal Amount as at 31.12.2001** RM 'million
Lion Asia Investment Pte Ltd	(69.0)
Amsteel Finance International BV	(8.3)
Lion Commodities & Futures Trading Sdn Bhd	(0.2)
Amsteel Corporation Berhad	203.2
Angkasa Marketing (S) Pte Ltd	91.1
Avenel Sdn Bhd	1.2
Amsteel Capital Holdings Sdn Bhd	0.2
Araprop Development Sdn Bhd	0.1
WGD Retail Consultancy Sdn Bhd	2.2
Silverstone Berhad	0.0*
Shanghai Lion Asia Investment Consulting Co Ltd	0.2
Parkson Holdings (S) Pte Ltd	0.0*
	220.7

Note:

* *Negligible*

DETAILS OF INTER-PLC DEBTS AS AT 31 DECEMBER 2001

(II) Net Inter-PLC Debts owing from/(to) the LLB Group

Name of companies	Outstanding Principal Amount as at 31.12.2001 RM 'million
Amsteel Mills Sdn Bhd	(265.5)
JOPP Builders Sdn Bhd	1.6
Tianjin Baden Real Estate Development Co Ltd	(4.0)
Lion Land Berhad	55.3
Shanghai Lion Plastic Industrial Co Ltd	6.7
	(205.9)

(III) Net Inter-PLC Debts owing from/(to) CPB

Name of companies	Outstanding Principal Amount as at 31.12.2001 RM 'million
CPB	4.0

(IV) Net Inter-PLC Debts owing from/(to) the Posim Group

Name of companies	Outstanding Principal Amount as at 31.12.2001 RM 'million
Posim Berhad	2.0
Posim Petroleum Marketing Sdn Bhd	0.1
	2.1

(V) Net Inter-PLC Debts owing from/(to) the LCB Group

Name of companies	Outstanding Principal Amount as at 31.12.2001 RM 'million
Lion Corporation Berhad	8.2
Lion Construction & Engineering Sdn Bhd	0.6
Lion Trading & Marketing Sdn Bhd	0.1
	8.9

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE RCCPS

Issuer	:	AMB
Number of RCCPS	:	32,236,786
Par value	:	RM0.01 each
Issue Price	:	RM1.00 each
Conversion Period	:	The RCCPS may be convertible into new AMB Shares at any time after the third anniversary of the date of issue of the RCCPS until the tenth (10th) year from and inclusive of the date of issue of the RCCPS.
Conversion Price	:	The conversion price of the RCCPS is fixed at RM1.10 per AMB Share, which represents a 10% premium to the final issue price of the new AMB Shares to be issued to the AMB Group FI-Lenders. Such conversion price shall be satisfied solely by the tender of RCCPS by the RCCPS holders for cancellation by AMB.
Redemption Date	:	Unless converted into new AMB Shares, AMB shall be obligated to redeem the RCCPS in cash at a sum equal to the aggregate of (i) their par value of RM0.01 each; (ii) the premium paid thereon of RM0.99 each; and (iii) the accumulated and unpaid preferential dividend (as described below) if any, 10 years from and inclusive of the date of issue of the RCCPS. The redemption of the RCCPS shall be paid from the AMB Group's internally generated cash flows and shall be redeemd in accordance with Section 61 of the Cos Act. If any holder of the RCCPS shall fail or refuse to surrender the certificate or certificates for such RCCPS or shall fail or refuse to accept the redemption money payable in respect of them, such money shall be retained and held by AMB in trust for such holder but without interest or further obligation whatsoever.
Dividend	:	The RCCPS shall carry a fixed cumulative preferential gross dividend of RM0.01 per RCCPS per annum, from the date of issue until the Redemption Date. Such rights to dividend shall be cumulative and shall be paid in priority to any payment of dividend on the AMB Shares. Any declaration of the fixed preferential gross dividend of RM0.01 per RCCPS per annum shall be paid in cash and subject to the profits of AMB available for distribution.
Voting Rights	:	The RCCPS carry no right to vote at general meetings of AMB unless the general meeting is (i) for any resolution which varies or is deemed to vary the rights and privileges of such RCCPS or (ii) for any resolution for the winding-up of AMB.
Participation Rights	:	The holder of the RCCPS shall have no right to appoint any director to the Board of AMB nor participate in the management of AMB, but shall be entitled to attend meetings and receive all notices, audited accounts and reports which holders of AMB Shares are entitled to.
Ranking and Status	:	Save and except that the RCCPS shall rank in priority to all other classes of shares of AMB as regards the preferential dividend and return of capital in the event of winding-up, the RCCPS have no right to participate in the surplus assets and profits of AMB.
Number of new AMB Shares to be issued pursuant to the conversion of RCCPS	:	29,306,169 new AMB Shares

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE RCCPS

Status of new AMB Shares	:	The new AMB Shares to be issued upon conversion of the RCCPS which would be listed on the Main Board of the KLSE and issued after the Proposed Capital Reconstruction for AMB, shall rank *pari passu* in all respects with the then existing AMB Shares except that they will not be entitled for dividends, rights, allotments or other distributions if the new AMB Shares are issued and allotted after the entitlement date for such dividends, rights, allotments or other distributions
Transfer Restriction	:	The RCCPS may be transferred to persons (and their respective successors) within the following categories: (a) all banks licensed under the Banking and Financial Institutions Act 1989 or the Off-shore Banking Act 1990; or (b) persons who are the first holders of the AMB Bonds or lenders of the AMB-SPV Consolidated and Rescheduled Debts.
Listing	:	The RCCPS shall not be listed on the KLSE or any other stock exchanges. The new AMB Shares arising from the conversion of the RCCPS shall be listed on the KLSE.

REDEMPTION/REPAYMENT PROFILE OF THE AMB BONDS AND AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Repayment Summary - By Class
AMB Ringgit Lenders

	TOTAL	Payment Date	Issue Date	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08
Class B - Unsecured Lenders > = 100% recovery	4.75%									
Outstanding balance (RM'mil)	19.44									
Up front cash payment (RM'mil)			1.15							
Up front cash payment per RM100,000 of debt (RM)			5,915.84							
Redemption of Bonds - NPV (RM'mil)				2.17	3.26	2.87	1.06	4.92	1.18	0.89
Redemption of Bonds per RM100,000 of debt - NPV (RM)				11,144.94	16,748.62	14,762.21	5,433.20	25,316.35	6,091.37	4,587.46
Debt-equity conversion			1.94							
Debt-equity conversion per RM100,000 of debt			10,000.00							
Total repayment amount - NPV (RM'mil)	19.44	7	3.09	2.17	3.26	2.87	1.06	4.92	1.18	0.89
Cumulative total repayment amount -NPV (RM'mil)		Years	3.09	5.26	8.51	11.38	12.44	17.36	18.54	19.44
Principal repayment per RM100,000 of debt - NPV (RM)	100,000.00		15,915.84	11,144.94	16,748.62	14,762.21	5,433.20	25,316.35	6,091.37	4,587.46
Cumulative principal repayment per RM100,000 of debt - NPV (RM)			15,915.84	27,060.79	43,809.40	58,571.61	64,004.81	89,321.16	95,412.54	100,000.00
Cumulative percentage			15.92%	27.06%	43.81%	58.57%	64.00%	89.32%	95.41%	100.00%
Value of YTM make up per RM100,000 of debt (RM)			2,427.96							

REDEMPTION/REPAYMENT PROFILE OF THE AMB BONDS AND AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Repayment Summary - By Class
AMB Ringgit Lenders

	TOTAL	Payment Date	Issue Date	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11
Class C - Unsecured Lenders < 100% recovery	4.75%												
Outstanding balance (RM'mil)	7.19												
Up front cash payment (RM'mil)			-										
Up front cash payment per RM100,000 of debt (RM)			-										
Redemption of Bonds - NPV (RM'mil)				-	-	-	-	-	-	0.77	1.22	1.97	2.51
Redemption of Bonds per RM100,000 of debt - NPV (RM)				-	-	-	-	-	-	10,682.79	16,986.04	27,356.13	34,975.05
Debt-equity conversion			0.72										
Debt-equity conversion per RM100,000 of debt			10,000.00										
Total repayment amount - NPV (RM'mil)	7.19	10	0.72	-	-	-	-	-	-	0.77	1.22	1.97	2.51
Cumulative total repayment amount -NPV *RM'mil)		Years	0.72	0.72	0.72	0.72	0.72	0.72	0.72	1.49	2.71	4.67	7.19
Principal repayment per RM100,000 of debt - NPV (RM)	100,000.00		10,000.00	-	-	-	-	-	-	10,682.79	16,986.04	27,356.13	34,975.05
Cumulative principal repayment per RM100,000 of debt - NPV (RM)			10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	20,682.79	37,668.83	65,024.95	100,000.00
Cumulative percentage			10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	20.68%	37.67%	65.02%	100.00%
Value of YTM make up per RM100,000 of debt (RM)			6,285.62										

REDEMPTION/REPAYMENT PROFILE OF THE AMB BONDS AND AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Repayment Summary - By Class
AMB USD Lenders

	TOTAL	Payment Date	Issue Date	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08
Class B - Unsecured Lenders > = 100% recovery	4.00%									
Outstanding bal (USD'mil) (excluding CG Lenders)	86.66									
Up front cash payment (USD'mil)			5.13							
Up front cash payment per USD100,000 of debt (USD)			5,915.84							
Repayment for Rescheduled USD Debt - NPV (USD'mil)				9.73	14.72	13.07	4.85	22.74	5.51	2.24
Repayment per USD100,000 of debt - NPV (USD)				11,225.32	16,991.06	15,083.89	5,591.63	26,242.46	6,359.74	2,590.06
Debt-equity conversion			8.67							
Debt-equity conversion per USD100,000 of debt			10,000.00							
Total Repayment amount - NPV (USD'mil)	86.66	7	13.79	9.73	14.72	13.07	4.85	22.74	5.51	2.24
Cumulative total repayment amount -NPV (USD'mil)		Years	13.79	23.52	38.25	51.32	56.16	78.91	84.42	86.66
Principal repayment per USD100,000 of debt - NPV (USD)	100,000.00		15,915.84	11,225.32	16,991.06	15,083.89	5,591.63	26,242.46	6,359.74	2,590.06
Cumulative principal repayment per USD100,000 of debt - NPV (USD)			15,915.84	27,141.16	44,132.21	59,216.10	64,807.73	91,050.20	97,409.94	100,000.00
Cumulative percentage			15.92%	27.14%	44.13%	59.22%	64.81%	91.05%	97.41%	100.00%
Value of YTM make up per USD100,000 of debt (USD)			2,401.58							

REDEMPTION/REPAYMENT PROFILE OF THE AMB BONDS AND AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Repayment Summary - By Class
AMB USD Lenders

	TOTAL	Payment Date	Issue Date	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11
Class C - Unsecured Lenders < 100% recovery	4.00%												
Outstanding balance (USD'mil)	32.05												
Up front cash payment (USD'mil)			-										
Up front cash payment per USD100,000 of debt (USD)			-										
Repayment for Rescheduled USD Debt - NPV (USD'mil)				-	-	-	-	-	-	3.60	5.77	9.35	10.13
Repayment per USD100,000 of debt - NPV (USD)				-	-	-	-	-	-	11,233.88	17,991.10	29,183.73	31,591.29
Debt-equity conversion			3.21										
Debt-equity conversion per USD100,000 of debt			10,000.00										
Total Repayment amount - NPV (USD'mil)	32.05	10	3.21	-	-	-	-	-	-	3.60	5.77	9.35	10.13
Cumulative total repayment amount -NPV *USD'mil)		Years	3.21	3.21	3.21	3.21	3.21	3.21	3.21	6.81	12.57	21.93	32.05
Principal repayment per USD100,000 of debt - NPV (USD)	100,000.00		10,000.00	-	-	-	-	-	-	11,233.88	17,991.10	29,183.73	31,591.29
Cumulative principal repayment per USD100,000 of debt - NPV (USD)			10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	10,000.00	21,233.88	39,224.97	68,408.71	100,000.00
Cumulative percentage			10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	21.23%	39.22%	68.41%	100.00%
Value of YTM make up per USD100,000 of debt (USD)			6,287.59										

REDEMPTION/REPAYMENT PROFILE OF THE AMB BONDS AND AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Repayment Summary - By Class
AMB USD Lenders

	TOTAL	Payment Date	Issue Date	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08
Class B - CG Lenders > = 100% recovery	4.00%									
Outstanding balance (USD'mil)	25.69									
Up front cash payment (USD'mil)			0.57							
Up front cash payment per USD100,000 of debt (USD)			2,226.45							
Repayment for Rescheduled USD Debt - NPV (USD'mil)				0.97	1.48	1.31	17.50	2.28	0.55	0.17
Repayment per USD100,000 of debt - NPV (USD)				3,793.86	5,742.53	5,097.96	68,092.47	8,869.26	2,149.42	648.33
Debt-equity conversion			0.87							
Debt-equity conversion per USD100,000 of debt			3,379.74							
Total Repayment amount - NPV (USD'mil)	25.69	7	1.44	0.97	1.48	1.31	17.50	2.28	0.55	0.17
Cumulative total repayment amount -NPV *USD'mil)		Years	1.44	2.42	3.89	5.20	22.70	24.98	25.53	25.69
Principal repayment per USD100,000 of debt - NPV (USD)	100,000.00		5,606.18	3,793.86	5,742.53	5,097.96	68,092.47	8,869.26	2,149.42	648.33
Cumulative principal repayment per USD100,000 of debt - NPV (USD)			5,606.18	9,400.04	15,142.57	20,240.52	88,332.99	97,202.25	99,351.67	100,000.00
Cumulative percentage			5.61%	9.40%	15.14%	20.24%	88.33%	97.20%	99.35%	100.00%
Value of YTM make up per USD100,000 of debt (USD)			799.09							

SUMMARY OF CASH FLOW SOURCES FOR REDEMPTION/REPAYMENT OF THE AMB BONDS AND AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Summary of Cash Flow Sources

Payment Date	Issue Date	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11
Angkasa Marketing Berhad											
Source per RM1 / USD1 of AMB Bonds / AMB-SPV Consolidated and Rescheduled Debts											
Cash in flow											
From Silverstone (cash flows)	-	-	-	-	0.2654	0.2002	0.7767	0.7726	0.9064	0.5958	0.5586
Divestment proceeds	0.9496	0.4380	0.9514	0.9016	0.7065	0.6165	-	-	-	-	-
ACB Bonds	0.0396	0.5444	0.0456	0.0933	0.0253	0.1833	0.1775	0.2274	0.0936	0.4042	0.4414
CPB Debts	0.0108	0.0176	0.0030	0.0051	0.0028	-	0.0458	-	-	-	-
Total Cash Inflow	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**
Source per RM 1/ USD 1 of ACB Bonds / ACB-SPV Consolidated and Rescheduled Debts											
Divestment proceeds	0.9999	0.1160	0.9875	0.9950	0.9998	0.9130	-	-	-	-	-
LCB Bonds-Purchase Consideration	0.0001	0.8823	0.0125	0.0050	0.0002	0.0869	0.9982	0.9982	0.9807	1.0000	1.0000
LCB Bonds-Interco	0.0000	0.0017	0.0000	0.0000	0.0000	0.0002	0.0018	0.0018	0.0193	-	-
Total Cash Inflow	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**
Source per RM1 / USD 1 of LCB Bonds / Consolidated and Rescheduled Debts											
Cash in flow											
From Megasteel (dividends and cash flow)	-	-	-	-	-	1.0000	0.9983	1.0000	1.0000	1.0000	0.8955
Cash Injection	-	-	-	-	-	-	-	-	-	-	0.1045
Divestment proceeds	-	-	0.9981	0.9974	-	-	-	-	-	-	-
CPB Debts	1.0000	1.0000	0.0019	0.0026	1.0000	-	0.0017	-	-	-	-
Total Cash Inflow	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**	**1.0000**

DETAILED EXPLANATION ON OTHER FEATURES OF THE PROPOSED AMB SCHEME

A. Principal Waived

For the sole purpose of computing the quantum of the principal portion of the Outstanding Principal Amounts of the AMB Scheme Creditors to be waived and establishing a common point of reference for the AMB Scheme Creditors, the following formulae are used:

For Unsecured AMB Scheme Creditor(s)

Principal Waived = (Outstanding Principal Amount – Reference Principal Amount)

B. Back-End Amount (for Unsecured AMB Scheme Creditors only)

Back-End Amount = Principal Waived (calculated in the manner shown in Section A above) – Penalty Interest

C. Illustration of Futher Sum

In determining the "Adjusted Applicable Debts" of the AMB Scheme Creditors to be addressed under the Proposed AMB Scheme, the reduction of the "Adjusted Applicable Debt" by the Further Sum would result in such creditors which have received payment between 1 July 1999 and Unconditional Date (both dates inclusive) and which received no payment, being given a *pari passu* treatment.

Assume both Lender A and Lender B are of the same class and each of them has a Outstanding Principal Amount of RM110 million owing to them by a AMB Scheme Company, and each of them has the same Principal Waived (e.g. RM10 million where Lender A and Lender B are both Unsecured AMB Scheme Creditors). Assuming the AMB Scheme Company paid RM10 million in settlement of certain portion of Lender A's Outstanding Principal Amount, and did not make any payment towards Lender B's Outstanding Principal Amount between 1 July 1999 and 31 December 2001.

The "Adjusted Applicable Debts" of Lender A and Lender B to be addressed under the Proposed AMB Scheme would be different under the following 2 scenarios, if the Further Sum is not applied to reduce the "Adjusted Applicable Debt" of the lenders.

Scenario 1 – Assuming certain portion of the Outstanding Principal Amount is paid between 1 July 1999 and 31 December 2001 and the Further Sum is not applied to reduce the "Adjusted Applicable Debt" (effectively not treated as repayment of the Outstanding Principal Amount)

	Unsecured AMB Scheme Creditor RM' Mil
Lender A	
Outstanding Principal Amount	110
Principal Waived	(10)
Adjusted Applicable Debt addressed under the Proposed AMB Scheme	100
Further Sum received previously plus Adjusted Applicable Debt addressed under the Proposed AMB Scheme	**110**
Lender B	
Outstanding Principal Amount	110
Principal Waived	(10)
Adjusted Applicable Debt addressed under the Proposed AMB Scheme	100

DETAILED EXPLANATION ON OTHER FEATURES OF THE PROPOSED AMB SCHEME

Further Sum (which is nil) plus Adjusted Applicable Debt addressed under the Proposed AMB Scheme	**100**

Based on the above, the total sum addressed under the Proposed AMB Scheme for Lender A (Unsecured AMB Scheme Creditor) is **RM110 million** (RM10 million from Further Sum received previously + RM100 million as Adjusted Applicable Debt addressed under Proposed AMB Scheme). In contrast, the total sum addressed under the Proposed AMB Scheme for Lender B is **RM100 million** (RM100 million as Adjusted Applicable Debt addressed under Proposed AMB Scheme only).

The amounts are different even though Lender A and Lender B are of the same class and have the same Reference Principal Amount and Outstanding Principal Amount.

Scenario 2 – Assuming certain portion of Outstanding Principal Amount is paid between 1 July 1999 and 31 December 2001 and the Further Sum is applied to reduce the "Adjusted Applicable Debt" (effectively treated as repayment of the Outstanding Principal Amount)

	Unsecured AMB Scheme Creditor RM' Mil
Lender A	
Outstanding Principal Amount	110
Principal Waived	(10)
	100
Further Sum received previously	(10)
Adjusted Applicable Debt addressed under the Proposed AMB Scheme	90
Further Sum received previously plus Adjusted Applicable Debt addressed under the Proposed AMB Scheme	**100**
Lender B	
Outstanding Principal Amount	110
Principal Waived	(10)
	100
Further Sum received previously	-
Adjusted Applicable Debt addressed under the Proposed AMB Scheme	100
Further Sum (which is nil) plus Adjusted Applicable Debt addressed under the Proposed AMB Scheme	**100**

Based on the above, the total sum addressed under the Proposed AMB Scheme for Lender A (Unsecured AMB Scheme Creditor) is **RM100 million** (RM10 million from Further Sum previously received + RM90 million as Adjusted Applicable Debt addressed under Proposed AMB Scheme). Similarly, the total sum addressed under the Proposed AMB Scheme for Lender B is **RM100 million** (RM100 million as Adjusted Applicable Debt addressed under Proposed AMB Scheme only).

The amounts are the same, reflecting the position that Lender A and Lender B are of the same class and have the same Reference Principal Amount and Outstanding Principal Amount.

D. Concept of "Super Divestment Proceeds/Super Profits" and sharing basis of these "Super Divestment Proceeds/Super Profits"

I. Concept of "Super Divestment Proceeds/Super Profits"

Illustration 1: Super Divestment Proceeds

Super divestment proceeds refer to the excess of the actual over the projected aggregate net proceeds from the divestment of assets under the Proposed Divestment Programme for the AMB Group from the Issue Date to the full redemption/repayment of the AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts.

Super Divestment Proceeds, if any, shall form, in part the basis for calculation of the Relevant Amount and the equivalent cash amount shall be paid by the following date assuming no early redemption/repayment of the entire AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts:

Super Divestment Proceeds	**Payment Date**
AMB Group's Proposed Divestment Programme	31 January 2012

For illustrative purpose only, the concept is as follows:

	Asset 1	**Asset 2**	**Asset 3**	**Asset 4**	**Asset 5**	**Asset 6**
Projected net divestment proceeds of divestment asset (A)	1,100	1,200	500	900	950	200
Cashflow dedicated under the AMB Group's Proposed Divestment Programme	1,100	1,200	500	900	950	200
Say actual net proceeds of divestment asset (B)	1,200	1,300	700	900	900	500
Excess/(Deficit) (B-A)	100	100	200	0	(50)	300
Super Divestment Proceeds	650					

Illustration 2: Super Profits

Under the Proposed GWRS, cashflows of Silverstone from the FYE 30 June 2005 to 2011 have been dedicated to AMB. Super profits refer to the excess of the audited aggregate net profit over the forecast/projected aggregate net profit available to shareholders of Silverstone for the period from the Issue Date to the date of full redemption/repayment of the AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts.

Super Profits, if any, shall form, in part the basis for calculation of the Relevant Amount and the equivalent cash amount shall be paid to AMB which in turn will pay the holders of AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts holders on the following date:

Super Profits	**Payment Date**
Silverstone's Super Profits	31 January 2012

For illustrative purpose only, the concept is as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Projected Profits of Silverstone available to AMB (A)	1,000	1,000	1,000	1,000	1,000	1,000
Cashflow dedicated under the Proposed GWRS	800	800	800	800	800	800
Say Actual Profits Available to AMB (B)	1,100	1,150	1,000	900	1,100	900
Excess /(Deficit) (B-A)	100	150	-	(100)	100	(100)
Super Profits	150					

Illustration 3: Back-End Amount and Loyalty Payment received from ACB Bonds and CPB Inter-Co Repayment

Under the Proposed GWRS, the sources of cashflow for redemption/repayment of the AMB Bonds/ AMB-SPV Consolidated and Rescheduled Debts include redemption/repayment proceeds from ACB Bonds and CPB Inter-Co Repayment.

The cash, if any, received by AMB pursuant to the Back-End Amount and Loyalty Payment from ACB Bonds and Loyalty Payment from CPB Inter-Co Repayment shall constitute part of the Relevant Amount.

On the redemption/repayment of the last outstanding AMB Bonds/AMB-SPV Consolidated and Rescheduled Debts earlier than the scheduled redemption/repayment, calculation of the Relevant Amount of the Super Profits and Super Divestment Proceeds will be from the date of issue up to the date of redemption/repayment of the last outstanding AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts.

Summary of Potential YTM enhancement

Issuer	Potential YTM enhancement
AMB	Silverstone's Super Profits Super Divestment Proceeds Back-End Amount and Loyalty Payment received from the ACB Bonds and Loyalty Payment from the CPB Inter-Co Payment

DETAILED EXPLANATION ON OTHER FEATURES OF THE PROPOSED AMB SCHEME

II. Sharing basis of these "Super Divestment Proceeds/Super Profits"

An illustration

Assumptions : (a) Back-End Amount is RM100 million
(b) Loyalty Payment up to 0.75% (Classes B & C) is RM200 million

	Scenario 1 RM' mil	*Scenario 2* RM' mil
Super divestment proceeds	20	80
Super profits	70	110
Back-End Amount and Loyalty Payment from ACB Bonds/CPB Inter-Co Repayment	10	10
Relevant Amount	100	200
Sharing basis :		
Retained by AMB	50	100
Back-End Amount	50	100

	Scenario 3 RM' mil	*Scenario 4* RM' mil
Super divestment proceeds	180	280
Super profits	210	410
Back-End Amount and Loyalty Payment from ACB Bonds/CPB Inter-Co Repayment	10	110
Relevant Amount	400	800
Sharing basis :		
Retained by AMB	100	100
Back-End Amount	100	100
Retained by AMB	100	200
Lenders	100	200
1. Loyalty payment up to 0.75% (B & C)	100	200
2. Balance – Retained by AMB		200

DETAILED EXPLANATION ON OTHER FEATURES OF THE PROPOSED AMB SCHEME

E. Cash Yield Adjustment - *Pari Passu* Treatment of Inter-PLC Debts and Unsecured AMB Scheme Creditors

Cash YTM Reduction – An Illustration

In December 1999, AMB issued an IM to the AMB Group FI Lenders to provide them with details of the proposed debt restructuring exercise and to obtain their feed-back on the key debt restructuring principles.

In the IM, the negotiated cash YTM for the RM Unsecured AMB Scheme Creditors including the Inter-PLC Creditors is 7.75%. Now, it is proposed that all the Unsecured Scheme Creditors including the Inter-Company Creditors undertake cash YTM reduction of 3% to 4.75% ("Cash YTM Reduction"). Prior to the Cash YTM Reduction, the RM Unsecured AMB Scheme Creditors including the Inter-PLC Creditors would be subject to the Principal Waived where applicable.

For illustration, assuming that the net RM Unsecured AMB Scheme Creditors of RM1,000 mil are to be repaid by AMB Bonds based on cash YTM as per IM at 7.75%, the 10–year cashflows (on the assumption that yearly cashflows are the same) for the repayment will be as follows:

RM'million	%	NPV	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Cashflows @	7.75%	1,000.00	147.35	147.35	147.35	147.35	147.35	147.35	147.35	147.35	147.35	147.35

Now, assuming that the net RM Unsecured AMB Scheme Creditors of RM1,000 million are to be repaid by AMB Bonds based on the proposed reduced YTM at 4.75%, the yearly 10-year cashflows will also be reduced as follows:

RM'million	%	NPV	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Cashflows @	4.75%	1,000.00	127.94	127.94	127.94	127.94	127.94	127.94	127.94	127.94	127.94	127.94

If the same 10-year cashflows at 4.75% for the repayment of the net RM Unsecured AMB Scheme Creditors of RM1,000 million are to be discounted based on the YTM as per IM at 7.75%, the NPV of the cashflows, as illustrated below, would be reduced to RM868.23 million:

RM'million	%	NPV	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Cashflows @	7.75%	868.23	127.94	127.94	127.94	127.94	127.94	127.94	127.94	127.94	127.94	127.94

	RM 'million
Value of cashflows to be repaid to the RM Unsecured AMB Scheme Creditors at 4.75%	1,000.00
Value of the **same** cashflows to be repaid to the RM Unsecured AMB Scheme Creditors at 7.75% (as per IM)	(868.23)
Loss "suffered" due to Cash YTM Reduction	131.77

Based on the illustration above, as a consequence of the Cash YTM Reduction, the value (NPV) of cashflows to be repaid to the RM Unsecured AMB Scheme Creditors as compared to the IM, would be reduced accordingly ("Cash YTM Adjustment").

DETAILED EXPLANATION ON OTHER FEATURES OF THE PROPOSED AMB SCHEME

- To illustrate as a formulae, the value (NPV) of cashflows to be repaid (at 4.75%) to RM Unsecured AMB Scheme Creditors as compared to the IM (at 7.75%), will be adjusted based on a factor as calculated below ("Cash YTM Adjustment Factor"):

Cash YTM Adjustment factor	=	NPV value of PLC A Bonds discounted at 7.75% / NPV value of PLC A Bonds discounted at 4.75%
	=	868.23 / 1,000.00
	=	0.86823

Pari Passu Treatment for Inter-PLC Creditors and Unsecured AMB Scheme Creditors

Assuming Inter-PLC Debts owing by PLC A to AMB Group is RM1,000 million (after netting-off Principal Waived, where applicable). Pursuant to the GWRS, assuming RM700 million of the Inter-PLC Debts are to be repaid by PLC A via transferring RM700 million in value of the assets to AMB Group and the balance by issuance of PLC A Bonds to AMB Group.

Without Cash YTM Adjustment

Based on the proposed principle of Cash YTM Reduction, the entire amount of RM1,000 million Inter-PLC Debts should "suffer" a Cash YTM Reduction. However, should RM700 million of the Inter-PLC Debts be netted-off against assets to be transferred by PLC A to AMB Group, this RM700 million Inter-PLC Debt would be repaid up-front in year 0 and would not "suffer" a Cash YTM Reduction like other RM unsecured creditors of PLC A, which to be repaid *via* PLC A Bonds over a period of 10 years.

		RM 'million
Value of existing net Inter-PLC Debts owing by PLC A to AMB Group	=	1,000
Repaid up-front *via* transfer of assets PLC A to AMB Group	=	700
Net Inter-PLC Debt to be repaid by PLC A to AMB Group *via* issuance of PLC A Bonds	=	300

Without any adjustment, the balance net Inter-PLC Debt to be repaid by PLC A to AMB Group *via* issuance of PLC A Bonds is RM300 million. As such, the RM300 million of the RM1,000 million Inter-PLC Debts would only be subject to the Cash YTM Reduction.

	RM 'million	
Value of inter-co subject to Cash YTM Reduction at 4.75%	300.00	
Value of the **same** cashflows for the PLC A Bonds discounted at 7.75% (as per IM)	(260.47)	RM300 million x Cash YTM Adjustment Factor of 0.86823
Loss "suffered" due to Cash YTM Reduction	39.53	

As such, for the same total amount of debt of RM1,000 million, the Inter-PLC Creditors would "suffer" only a loss of RM39.53 million (based on the portion RM300 million to be repaid by PLC A Bonds) as compared to RM131.77 million (based on the entire RM1,000 million to be repaid by PLC A Bonds) as illustrated earlier.

With Cash YTM Adjustment

To ensure *parri passu* treatment of Inter-PLC Debts and other Unsecured AMB Scheme Creditors' debts, the RM700 million Inter-PLC Debt, which proposed to be netted-off against assets to be transferred by PLC A to AMB Group, should also be subject to Cash YTM Adjustment which is calculated based on the following:

Value of Inter-PLC Debt to be deemed settled *via* netting of assets	=	Value of Inter-PLC Debt to be netted-off against assets to be transferred / Cash YTM Adjustment Factor
	=	RM700.00 / 0.86823
	=	RM806.24 million
Loss "suffered" due to Cash YTM Reduction	=	RM806.24 million – RM700 million
	=	RM106.24 million

For every RM700 million Inter-PLC Debt to be netted-off against assets to be transferred, RM806.24 million of Inter-PLC Debt would be deemed repaid. Therefore, the Inter-PLC Debt is addressed as follows:

	RM'million	*Loss " suffered" due to Cash YTM Adjustment*
Value of existing net Inter-PLC Debt owing by PLC A to AMB Group	1,000.00	
Value of Inter-PLC Debt to be deemed settled *via* netting of assets	(806.24)	RM106.24 mil
Net inter-co to be repaid by PLC A to AMB Group *via* issuance of PLC A Bonds	193.76	
Value of **same** cashflows for the PLC A Bonds discounted at 7.75% (as per IM)	(168.23)	RM25.53 mil
Total loss "suffered" due to Cash YTM Adjustment		RM131.77 mil

Based on the above, the treatment for Inter-PLC Debt and other Unsecured AMB Scheme Creditors would be *parri passu*, irregardless of whether the entire amount of debts be settled *via* PLC A Bonds or part settled *via* netting-off against assets to be transferred by PLC A to AMB Group.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Save as defined, words and terms used herein are as defined in the draft Trust Deed.

PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Issuer	:	Angkasa Marketing Berhad ("AMB").
Status and Ranking	:	The Bonds constitute direct, unsubordinated and secured obligations of the Issuer. The indebtedness of the Issuer to the Trustee and the Bondholders arising under or in connection with the Bonds and the other Issue Documents are secured in the following manner: (i) in respect of Class B Bondholders, by all Security Documents other than the SPV Security Documents; (ii) in respect of Class C Bondholders, by all Security Documents other than the SPV Security Documents, subject always to the provisions of and in such priority as are set out in the Priority and Security Sharing Agreement. The corresponding classes/tranches of the AMB Bonds and AMB-SPV Debts rank *pari passu* with each other in respect of the Additional Security. The Class B Bonds will rank in priority to the Class C Bonds. Holders of the AMB Bonds rank in priority to all other creditors in respect of the Additional Security. Holders of the AMB Bonds rank *pari passu* with all other unsecured and unsubordinated creditors of AMB in respect of assets of AMB which are not part of the Additional Security. "Issue Documents" means the explanatory statement issued by the Issuer to its scheme creditors, the Trust Deed, the facility agreement in relation to the AMB Debts, the Bonds, the SPV Debts, the Depository and Paying Agency Agreement, the Security Documents, Priority and Security Sharing Agreement and all other documents executed in connection with the Bonds and the SPV Debts. "Security Documents" means the documents executed or to be executed from time to time to secure the secured indebtedness of the Issuer, the SPV and the security parties arising under or in connection with the Issue Documents. "Additional Security" means the security created over the assets proposed to be divested in accordance with the Issuer's divestment programme and certain other assets more particularly set out in the Priority and Security Sharing Agreement. "Priority and Security Sharing Agreement" means the agreement to be made between the Trustee, the security trustee, the Issuer, the SPV, each security party and the facility agent for the SPV Debts relating to the priority and sharing of security in respect of the secured property.
Form and denomination	:	The Bonds will be represented by 2 Global Certificates to be deposited with Bank Negara Malaysia. The Bonds will be in denominations of RM1.00.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Classes of Bonds	:	The classes of Bonds are as follows: Class B Bonds Class C Bonds
Amount	:	Class B Bonds RM98.59 million in net present value (RM117.12 million in nominal amount) Class C Bonds RM39.03 million in net present value (RM59.23 million in nominal amount)
Tenure	:	Class B Bonds 7 Years Class C Bonds 10 Years
Issue Price	:	The Bonds will be issued at the respective Nominal Values based on their respective Yields to Maturity.
Coupon Rate	:	The Bonds are zero coupon.
Yield to Maturity	:	The cash yield to maturity for the Bonds are as follows: Class B Bonds 4.75% Class C Bonds 4.75%
Trustee	:	Mayban Trustees Berhad.
Lead Arranger	:	RHB Sakura Merchant Bankers Berhad.
Listing	:	The Bonds will not be listed. The Bonds will be traded through the Scripless Securities Trading System and shall be in accordance with the Code of Conduct and Market Practices for the Malaysian Corporate Bond Market.
Rating	:	The Bonds are not rated.
Redemption	:	Yearly redemption on the Redemption Dates from the monies in the Redemption Account.
Early Redemption From Surplus In Redemption Account	:	AMB may, at its option, redeem the Bonds before their scheduled Redemption Dates. AMB shall be obliged to redeem the Bonds where AMB has available in its Redemption Account, no less than Five Million (RM5,000,000.00) of AMB Dedicated Cash-flow PROVIDED THAT the Bonds having a particular Redemption Date shall be redeemed (in chronological order) on a *pro rata* basis with the AMB Debts having the same repayment date. In the event of an early redemption of outstanding Class B and Class C Bonds having the same Redemption Date, those outstanding Class B Bonds shall be redeemed in full before early redemption of the Class C Bonds. The amount payable by AMB on early redemption shall be calculated in accordance with the formula set out in Section 6.14 of the Circular of AMB.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Purchase : Issuer and/or its subsidiaries may purchase the Outstanding Bonds by way of private treaty PROVIDED THAT:

(i) the Issuer shall not utilise proceeds from a capital fund raising exercise of whatsoever nature for such purchase;

(ii) the aggregate amount of such purchase shall not exceed Ringgit Malaysia Eight Million (RM8,000,000.00);

(iii) such purchase shall not be made by the Issuer and/or its subsidiaries from any party which may be directly or indirectly controlled or influenced by the Issuer and/or any person connected with the Issuer within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965; and

(iv) the Issuer shall not utilise the Dedicated Cashflows or any money in the Redemption Account for such purchase.

The Issuer and/or its subsidiaries may purchase the Outstanding Bonds from any Bondholder by using the proceeds from a capital fund raising exercise and/or for an aggregate amount exceeding Ringgit Malaysia Eight Million (RM8,000,000.00) by way of a tender exercise which is equally open to all Bondholders in the same class (and SPV Debt Holders in the same class as the Bondholders).

"SPV Debt Holders" means the persons holding the relevant classes of SPV Debts

All Bonds purchased by the Issuer will be cancelled.

Interest on Late Redemption : One per cent (1%) per annum above the relevant Yield to Maturity applicable to that Bond on such amounts due up to but excluding the day upon which payment in full is in fact made.

Payment of Back-End Amount and Loyalty Payment : Payment of nominal value of the Back-End Amount (calculated in accordance with the formula set out in the Appendix to the Circular) shall be payable to the Class B Bondholders/Class C Bondholders and to the SPV to pay the Class B SPV Debt Holders/Class C SPV Debt Holders.

A Loyalty Payment in addition to the cash Yield to Maturity shall be payable to Class B Bonds/SPV Debts and/or Class C Bonds/SPV Debts:

Type	Loyalty Payment
Class B Bonds/SPV Debts	Up to 0.75%
Class C Bonds/SPV Debts	Up to 0.75%

The amount of Back-End Amount and Loyalty Payment is conditional upon the full redemption/repayment of all classes of Bonds/SPV Debts, and subject to the extent of the apportioned Relevant Amount, namely, cash amount calculated as follows:

		(i) excess of the actual aggregate over the forecast/projected aggregate net divestment proceeds from the Group Divestment Programme for AMB and its group of companies during the period from the Issue Date to the date of full redemption/repayment of the Bonds/SPV Debts; (ii) excess of the audited aggregate over the forecast/projected aggregate profit available to the Silverstone's shareholders during the period from the Issue Date to the date of full redemption/repayment of the Bonds/SPV Debts; and (iii) the Loyalty Payment and Back-End Amount from the ACB Bonds and the Loyalty Payment from the CPB Inter-co Repayment backing the Bonds and the SPV Debts during the period from the Issue Date to the date of full redemption/repayment of the Bonds/SPV Debts. Priority of payment of the Back-End Amount and Loyalty Payment from the Relevant Amount is set out in Section 6.16 of the Circular of AMB.
Transfer Restrictions	:	The Bonds are only transferable to persons who are the first holders of the Bonds issued by the Issuer.
Taxation	:	All payments made by the Issuer to the Bondholders will be made in full without any deduction or withholding unless required by law.
Events of Default	:	Customary events of default applicable under the terms of the AMB Debts. These are set out in Annexure I.
Remedy Period	:	14 days — monetary defaults 30 days — non monetary defaults 3 months — where remedy involves a proposed placement issue 6 months — where remedy involves a proposed rights issue
Declaration of Default	:	The Trustee may at its discretion declare or refrain from declaring an Event of Default save and except that: a) The Trustee shall declare an Event of Default upon the instructions of the Class B Bondholders and Class B SPV Debt Holders by Class B Special Resolution; or, in the event that there are no Outstanding Class B Bonds and no outstanding SPV Debts owed to Class B SPV Debt Holders, by Class C Special Resolution; or b) The Trustee shall not declare an Event of Default unless instructed by the Bondholders/Debt Holders in the manner under sub (a) above in the circumstances under Clause 12.1(p), (r) and (s) of the Trust Deed. Notwithstanding the above, the Trustee shall be deemed to have declared an Event of Default where the Issuer makes any payment under the AMB Debts without redeeming the relevant portion of the Bonds.
Covenants	:	Customary covenants for an exercise of this nature and consistent to those applicable to the AMB Debts. These are set out in Annexure II.
Representations and Warranties	:	Customary representations and warranties in relation to an exercise of this nature and consistent to those applicable to the AMB Debts. These are set out in Annexure III.
Governing Law	:	Malaysian law.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure I

EVENTS OF DEFAULT

If at any time and for any reason, whether within or beyond the control of AMB/SPV, any one of the following events occurs, that is to say:

(a) Non-payment: AMB fails to pay any sums due under the GWRS Documents:

(i) where a valid Rights Issue Notice has been given, within one hundred and eighty (180) days of such sums becoming due PROVIDED THAT AMB shall at all times comply with the provisions of the Rights Issue covenants set out in Annexure I(a) herein and in the event AMB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(ii) where a valid Private Placement Notice has been given, within ninety (90) days of such sums becoming due PROVIDED THAT AMB shall at all times comply with the provisions of the Private Placement covenants set out in Annexure I (b) herein and in the event AMB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(iii) in all instances (other than pursuant to sub-clauses (a)(i) or (ii) above), within fourteen (14) days of such sums becoming due;

(b) Rights Issue/Private Placement: AMB fails to observe or perform any of the Rights Issue covenants or the Private Placement covenants set out in Annexure I (a) and (b) herein respectively;

(c) Breach of obligations: failure of either AMB or any Scheme Company or any Security Party to observe or perform any of its/their respective obligations under any Issue Documents (other than in respect of AMB's obligations under paragraphs (a) and (b) above) which is not remedied to the satisfaction of the Trustee/Facility Agent within thirty (30) days after receipt by AMB or the respective Scheme Companies or the respective Security Party of a notice from the Trustee/Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(d) Appointment of receiver, legal process: an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of AMB or any Scheme Companies or any Security Party to values in excess of five per cent (5%) of the Consolidated NTA of AMB, or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(e) Composition or winding up: AMB or any Scheme Companies or any Security Party convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of AMB or such Scheme Companies or such Security Party, as the case may be, or a petition for winding up is presented against AMB or such Scheme Companies or such Security Party, as the case may be, and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

(f) Unlawfulness: it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for AMB or any Scheme Companies or any Security Party to perform or comply with any one or more of their respective obligations under any of the GWRS Documents;

(g) Misrepresentation: any representation, warranty or statement which is made by AMB or any Scheme Companies or any Security Party which is contained anywhere else or in connection herewith proves to be incorrect in any material respect;

(h) Cessation of business: AMB or any Scheme Company or any Security Party changes the nature or scope of its/their business, suspends a substantial part of the present business operations which it/they now conduct directly or indirectly, or any governmental authority expropriates or threatens to expropriate all or part of its/their assets;

(i) Cross-default: any indebtedness of AMB or any Scheme Company or any Security Party becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by AMB or any Scheme Company or any Security Party is not discharged at maturity or when called or AMB or any Scheme Companies or any Security Party goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(j) Litigation: any litigation, arbitration, winding up or administrative proceeding is filed against AMB or any Scheme Companies or any Security Party PROVIDED THAT the amount of such claim filed shall be in excess of five per cent (5%) of the Consolidated NTA of AMB;

(k) Ineffective or invalid provision: any provision of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement or the GWRS Documents or any Security Documents is or becomes, for any reason, invalid or unenforceable or if any law is brought into effect which purports to render ineffective or invalid any provision of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement or the GWRS Documents or any Security Documents;

(l) Judgment outstanding: any judgments in an amount in excess five per cent (5%) of the Consolidated NTA of AMB as at the date of the judgement shall be entered against AMB or any Scheme Companies or any Security Party unless an application has been made by AMB or such Scheme Company or such Security Party to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(m) Licence: any licence, authorisation, approval, consent, order, exemption, registration is suspended or is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect and such revocation results in AMB or any Scheme Company or any Security Party ceasing its/their business operations;

(n) Nationalisation: save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Trustee/Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of AMB or any Scheme Companies or any Security Party shall be condemned, seized or otherwise appropriated;

(o) Moratorium and/or Restraining Order: AMB or any Scheme Company or any Security Party obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of indebtedness or other suspension of payments generally;

(p) Jeopardy: any securities created in any of the Security Documents or otherwise is in jeopardy or ineffective;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

(q) Repudiation: AMB or any Scheme Companies or any Security Party repudiates or take steps to repudiate the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement or any Issue Documents or any GWRS Document is alleged by AMB or any Scheme Companies or any Security Party not to be in proper legal form for the enforcement thereof in the courts of Malaysia or laws of any applicable jurisdiction;

(r) Change in Substantial Shareholder: save in accordance with the Scheme and pursuant to the GWRS, there is any change in the controlling shareholders of AMB or any Scheme Companies or any Security Party (where for the purposes of this clause, "controlling shareholder" shall be defined as a shareholder with a shareholding of thirty three per cent (33%) or more in the relevant company); or

(s) Material Adverse Change: any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of AMB or any Scheme Companies or any Security Party;

In respect of the SPV Debts, the following additional event of default shall apply:-

(I) SPV: any of the following occurs:

(i) the SPV fails to pay any sums due under the SPV Facility Agreement or other Issue Documents within fourteen (14) days of such sums becoming due;

(ii) the SPV fails to observe or perform any of its obligations under the SPV Facility Agreement or other Issue Documents (other than the payment obligation referred to in paragraph (i) above) which is not remedied to the satisfaction of the Facility Agent within thirty (30) days after receipt by the SPV a notice from the Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(iii) an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of the SPV or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(iv) the SPV convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of the SPV or a petition for winding up is presented against the SPV and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

(v) it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for the SPV to perform or comply with any one or more of their respective obligations under the SPV Facility Agreement or other Issue Documents;

(vi) any indebtedness of the SPV becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by the SPV is not discharged at maturity or when called or the SPV goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(vii) any litigation, arbitration, winding up or administrative proceeding is filed against the SPV;

(viii) any judgments shall be entered against the SPV unless an application has been made by the SPV to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(ix) save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of the SPV shall be condemned, seized or otherwise appropriated;

(x) the SPV obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of indebtedness or other suspension of payments generally;

(xi) the SPV repudiates or takes steps to repudiate the SPV Facility Agreement or any other Issue Documents;

(xii) there is any change in the shareholding of the SPV; or

(xiii) any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of the SPV,

then, whether or not any such Event of Default is continuing, the Trustee/Facility Agent may or shall if so instructed by the relevant holders of the AMB Bonds/SPV Debts by Special Resolution (other than in circumstances described in sub-clauses (p), (r), (s), and in respect of the SPV Debts, (I)(xii) and (I)(xiii) above, in respect of which the Trustee/Facility Agent shall only act in accordance with the instructions of the holders of the AMB Bonds/SPV Debts) declare by notice in writing to AMB/SPV that an Event of Default has occurred whereupon :

(i) all amount payable under the GWRS Documents shall become immediately due and payable; and

(ii) without further notice to AMB/SPV, institute such proceedings and take such steps as it thinks fit including enforcing remedies under each of the GWRS Documents.

Each of the paragraphs above is to be construed independently and no one Event of Default limits the generality of any other Event of Default.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure I (a)

RIGHTS ISSUE COVENANTS

AMB further covenants and undertakes with the SPV and the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds/AMB Debts have been discharged:

(a) SC Submissions: if a Rights Issue Notice has been given, AMB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Rights Issue; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV/Trustee to a change in the utilisation of the proceeds of the Rights Issue or a change in the amount to be raised by the Rights Issue, unless even after the change, sufficient funds would be raised by AMB to make all payments which are overdue.

For the purpose of this clause, a Rights Issue Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that AMB proposes to carry out a Rights Issue for the purpose of raising funds to pay for some or all of such Bonds/AMB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Rights Issue; and
(ee) provide particulars of the timing of the Rights Issue, the amount to be raised, the basis of the Rights Issue and the proposed issue price of the new shares;

(b) SC approval: AMB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as shall be required under any law (the "Other Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Other Approving Authority to the Rights Issue, AMB shall notify the SPV, Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or the Other Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or Other Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Other Approving Authority, within seven (7) days from the date of submission to the Securities Commission or the Other Approving Authority, as the case may be;

(d) Results of appeal: in the event that an appeal has been made by AMB to the Securities Commission, AMB shall use its best endeavours to obtain the decision approval or rejection of the Securities Commission or the Other Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of receipt of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Other Approving Authority, AMB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee/Facility Agent and the Securities Commission or the Other Approving Authority of either (a) its acceptance of all conditions imposed by the Securities Commission or the Other Approving Authority; or (b) its intention to discontinue with the Rights Issue;

(f) Books closure: AMB shall declare the books closure date in respect of a Rights Issue referred to in a Rights Issue Notice no later than one hundred and ten (110) days after the due date for the redemption of the Bonds to which the Rights Issue relates; and

(g) Shareholders and other approvals: AMB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Rights Issue prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Salient provisions contained in the draft AMB AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure I(b)

Private Placement Covenants

AMB further covenants and undertakes with the SPV, the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds have been discharged:

(a) SC Submissions: if a Private Placement Notice has been given, AMB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Private Placement; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV/Trustee to a change in the utilisation of the proceeds of the Private Placement or a change in the amount to be raised by the Private Placement, unless even after the change, sufficient funds would be raised by AMB to make all payments which are overdue.

For the purpose of this clause, a Private Placement Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that AMB proposes to carry out a Private Placement for the purpose of raising funds to pay for some or all of such Bonds/AMB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Private Placement; and
(ee) provide particulars of the timing of the Private Placement, the amount to be raised, the basis of the Private Placement and the proposed issue price of the new shares;

(b) SC approval: AMB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as may be required under law ("Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant ;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Approving Authority as the case may be to the Private Placement, AMB shall notify the SPV and the Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or such Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or the Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Approving Authority, as the case may be, within seven (7) days from the date of submission to the Securities Commission or the Approving Authority as the case may be;

(d) Results of appeal: in the event that an appeal has been made by AMB to the Securities Commission or the Approving Authority as the case may be, AMB shall use its best endeavours to procure the decision, approval or rejection of the Securities Commission or such Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Approving Authority as the case may be, AMB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee, the Security Trustee, the Monitoring Accountant and the Securities Commission or the Approving Authority, as the case may be of either (i) its acceptance of all conditions imposed by the Securities Commission or such Approving Authority; or (ii) its intention to discontinue with the Private Placement; and

(f) Shareholders and other approvals: AMB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Private Placement prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure II

POSITIVE COVENANTS

AMB/SPV covenants and undertakes with the SPV, the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder and under the Bonds/LLB Debts have been discharged:

(a) Conduct of business: AMB will and the SPV will ensure that AMB conduct its business and affairs with due diligence and efficiency and in accordance with sound financial and commercial standards and practices and in accordance with its constitutional documents;

(b) Financial Information: at some date no later than two (2) months after the expiration of each quarter of the financial year of AMB, AMB/SPV shall cause to be made out and lodged with the Kuala Lumpur Stock Exchange and the Trustee/Facility Agent a consolidated balance sheet and profit and loss account of such quarterly period of AMB and the SPV;

(c) Default: if AMB/SPV becomes aware of the occurrence of an Event of Default it will forthwith notify the SPV, the Trustee/Facility Agent and provide the SPV, the Trustee/Facility Agent with full details of any steps which it is taking, or is considering taking, in order to remedy or mitigate the effect of the Event of Default or otherwise in connection with it and it will take such reasonable steps as may be required by the SPV, the Trustee/Facility Agent in order to remedy or mitigate the effect of the Event of Default;

(d) Capital Expenditure: AMB/SPV shall seek prior consent of the SPV, the Trustee/Facility Agent acting on the instructions of Bondholders/SPV Debt Holders by Ordinary Resolution before AMB and/or any of its subsidiaries incurs any capital expenditure:

  (i) for any new investment which is not within the core business(es) of AMB or such subsidiary set out in the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement; or

  (ii) exceeding twenty five per cent (25%) of the Consolidated NTA of AMB;

(e) Consents and Licences: AMB will and the SPV will and will cause AMB to obtain and promptly renew from time to time upon request by the SPV, the Trustee/Facility Agent and promptly deliver to the SPV, the Trustee/Facility Agent certified true copies of, any authorisation, approval, consent, licence, exemption, registration, recording, filing or notarisation as may be necessary to ensure the validity, enforceability or priority of each Issue Document or the rights of the SPV, the Trustee/Facility Agent under the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement and any other agreement related therewith, and AMB will and the SPV will ensure that AMB comply with the terms and conditions of all such authorisation, approval, consent, licence, exemption, registration, recording, filing and notarisation, including but not limited to the terms and conditions of the approval from the Securities Commission in respect of the GWRS;

(f) Insurance: AMB will and the SPV will ensure that AMB will at all times arrange for and maintain full insurable value and such insurance in respect of its insurable assets and the assets of each Scheme Companies and any Security Party and any Security Party against all risks (including third party risks) which a prudent company carrying on a business similar to that of AMB, each Scheme Companies and each Security Party would normally insure;

(g) Compliance with Group Divestment Programme: AMB shall and the SPV will cause that AMB ensure that the Monitoring Accountant shall be actively involved with the monitoring of AMB's efforts and actions in relation to its Group Divestment Programme as provided in the GWRS and AMB shall furnish quarterly reports on the progress of the Group Divestment Programme to the Monitoring Accountant and render all such assistance and co-operation and provide all such information, documents and reports as may be requested from time to time by the Monitoring Accountant;

(h) Ranking: the liabilities of AMB/SPV under the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement rank and will rank prior in point of priority to all its other unsecured and unsubordinated liabilities (both actual and contingent) except:

(i) liabilities which are subject to liens or rights of set-off arising in the normal course of trading and the aggregate amount of which is not material; and

(ii) liabilities which are preferred solely by Malaysian law and not by reason of any Security Interest;

(i) Subordination: AMB will and the SPV will ensure that AMB to ensure that all and any advances by its directors or shareholders (other than the Scheme Creditors holding shares in AMB pursuant to the GWRS) to it are to be subordinated to its liabilities to the SPV/Trustee under the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements;

(j) Preparation of accounts: AMB/SPV and the Scheme Companies and any Security Party and any Security Party will and the SPV will ensure that the parties will prepare financial statements on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(k) Record on business: AMB/SPV will and the SPV will ensure that AMB will maintain and cause to be maintained records adequate to record and reflect the operations and financial condition of AMB, the SPV and each Scheme Companies and each Security Party, and it will at all times permit and procure permission for the Trustee/SPV or the Facility Agent or its agents and servants at all reasonable times to have access to and to inspect its books of accounts and records of AMB and each Scheme Company relating to its respective business at any office, branch or place of business of AMB or elsewhere;

(l) Appointment of Monitoring Accountant: AMB shall appoint or permit the Trustee/Facility Agent, as the case may be to appoint at AMB's cost and expense and with written notice to AMB, such reputable professional monitoring accountant acceptable to the Trustee/Facility Agent for the purposes of ensuring that the obligations created under the GWRS are carried out in accordance with the terms and conditions of the GWRS Documents and in accordance with normal industry practice. AMB shall and the SPV will cause AMB to ensure that there shall be a Monitoring Accountant appointed at all times during the tenure of the Bonds/SPV Debts and until full repayment of the Secured Indebtedness;

(m) Litigation: AMB will and the SPV will ensure that AMB promptly notify the Trustee/Facility Agent, as the case may be of:

(i) any default or event of default under any other contractual obligation of AMB, the Scheme Companies or the Security Party; or

(ii) any litigation investigation or proceeding which may exist at any time between AMB or the Scheme Companies or the Security Party; or

(iii) any litigation or proceeding before any court or governmental regulatory agency affecting AMB or the Scheme Companies or the Security Party;

if so requested by the SPV, the Trustee/Facility Agent or if the value of such contractual obligation, litigation, investigation or proceeding is equal to or exceeds five per cent (5%) of the Consolidated NTA of AMB.

Each such notice pursuant to this sub-clause shall be given by AMB to the SPV, the Trustee/Facility Agent, as the case may be, not later than fourteen (14) days after AMB has knowledge of the occurrence referred to therein;

(n) Taxes: AMB/SPV, each Scheme Companies and each Security Party will pay and discharge all taxes, assessments and governmental charges or levies imposed on it/them;

(o) Authorised Signatories: AMB/SPV, the Scheme Companies and the Security Party will forthwith notify the SPV, the Trustee/Facility Agent if any of AMB's, SPV's or the Scheme Companies or the Security Party' authorised signatories are no longer authorised to act on AMB's, SPV's or the Scheme Companies or the Security Party' behalf in relation to the Scheme;

(p) Appointment of Auditors: AMB will and will cause the Scheme Companies and the Security Party to nominate such auditor or firm of auditors which are either:

(i) auditors of AMB or any Scheme Companies and any Security Party as at the date of the AMB Trust Deed, AMB Facility Agreement and SPV Facility Agreement; or

(ii) on the panel of any financial institution in Malaysia as at the date of their appointment,

in respect of any matter connected with the accounts and operations of AMB, the Scheme Companies and the Security Party respectively;

(q) Punctual Payment: AMB/SPV will punctually pay all amounts due and will perform and cause and procure the Scheme Companies and the Security Party to perform all its/their obligations under the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement and/or the Issue Documents;

(r) Payment of Outgoings: AMB/SPV, the Scheme Companies and the Security Party will punctually pay all quit rents, rates, taxes and all outgoings payable in connection with or arising out of AMB's/SPV's, the Scheme Companies and the Security Party' business, assets or properties and AMB, the Scheme Companies and the Security Party will furnish to the Trustee/Facility Agent the receipts for all such payments; and

(s) Further assurance: AMB/SPV, the Scheme Companies and the Security Party will at its/their own cost and expense, execute, sign, perfect, register every document, act or thing as in the opinion of the SPV, the Trustee/Facility Agent may be necessary or desirable for the implementation, perfection, maintenance and subsequent amendments of the GWRS Documents.

In respect of the SPV Debts, the following additional covenants shall apply:-

(I) AMB Debts: the SPV will observe its obligations and exercise its rights with respect to the AMB Debts, and promptly notify the Facility Agent of any occurrence of an event giving or which may give rise to a claim or constituting or may constitute a breach thereunder or hereunder and the SPV will immediately provide to the Facility Agent all relevant information in respect of the AMB Debts;

(II) Direction from Facility Agent: the SPV will implement and put into effect any direction given by the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) on all matters in connection with the AMB Debts pursuant to the terms and conditions of the SPV Facility Agreement

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Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

NEGATIVE COVENANTS

AMB/SPV covenants and undertakes with the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder have been discharged, AMB/SPV will not without the written consent of the Trustee/Facility Agent (acting on the instructions of the Bondholders/SPV Debt Holders by Ordinary Resolution) first had and obtained:

(a) Negative Pledge: AMB will not and the SPV will not allow AC to create, incur, assume, suffer or permit to exist over all or any part of its or any of its subsidiaries' or any Scheme Companies or any Security Party' business or assets any security interest other than:

(i) those permitted under the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement or the Issue Documents;

(ii) any security interest created on an asset acquired by AMB or any of its subsidiaries after the date of the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreements securing indebtedness incurred solely to finance the purchase of such asset and the indebtedness secured does not exceed and is not capable of exceeding the purchase price of such asset;

(iii) any security interest created on an asset acquired by AMB after the date of the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreements the purchase of which is funded from the proceeds of new equity or proceeds which are not Dedicated Cashflow;

(b) Indebtedness: AMB will not and the SPV will not not create, incur, assume, guarantee or permit to exist any Indebtedness with respect to AMB, its subsidiaries, the Scheme Companies and the Security Party except:

(i) any Indebtedness arising from the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement;

(ii) any other Indebtedness which has been disclosed in writing by AMB to the Trustee/Facility Agent prior to the date of the AMB Trust Deed, the AMB Facility Agreement and SPV Facility Agreement; and

(iii) the following indebtedness:

(1) the outstanding principal amount of any bank borrowings in respect of assets acquired, existing as at the relevant date of the acquisition of those assets and disclosed in writing to the Trustee/Facility Agent prior to the date of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreements, in relation to which there shall be no recourse whatsoever to AMB or any of its subsidiaries or any Scheme Company, as the case may be. For avoidance of doubt, any indebtedness arising or incurred or assumed on or after the date of acquisition (including any amounts refinanced or restructured) or not otherwise disclosed to the Trustee/Facility Agent prior to the date of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreements shall be included in the computation of Permitted Indebtedness below; and

(2) the outstanding bank borrowings of the Excluded Companies, the terms of which shall not include any recourse whatsoever against AMB; and

(iv) any Permitted Indebtedness.

For the purposes of this clause, "Permitted Indebtedness" means, at any time, any indebtedness for borrowed moneys incurred or assumed by AMB, any of its subsidiaries and any Scheme Company in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of AMB, any of its subsidiaries and any Scheme Company at the time of its incurrence does not exceed the following limits:

(1) where the total amounts made for the redemption and purchase of the Bonds and the total amounts made for the redemption and purchase of the SPV Debts (collectively, "Redemption and Repayment Amounts") paid by AMB and/or the SPV up to that time is less than 50% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 20% of that Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time;

(2) where the Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time is equal to or exceeding 50% but less than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and SPV Debts, the limit shall be 35% of that Redemption and Repayment Amounts paid by AMB up to that time; and

(3) where the total Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time is equal to or more than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 50% of that total Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time,

(c) Disposal of assets/shares: AMB will not and the SPV will not allow AMB to dispose or permit any of its subsidiaries or any Scheme Company to dispose any of the following:

(i) assets/shares in the Group Divestment Programme:

(aa) where the disposal price of such asset/share is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share. For the purposes of this sub-clause, the market value of the asset/share shall be determined by an independent professional valuer appointed by AMB, its subsidiaries or the Scheme Companies and any Security Party, and a copy must be sent to the SPV, the Trustee/Facility Agent for its consideration no later than two (2) months prior to the Trustee/Facility Agent giving its written approval, and such valuation shall have been carried out not more than six (6) months prior to the date of the sale of the such asset/share; and/or

(bb) where the disposal price of such asset/share is equal to or more than Ringgit Malaysia Five Million (RM5,000,000.00); and/or

(cc) where the sale of such asset/share is to a Related Party;

and

(ii) assets/shares not in the Group Divestment Programme (save and except for assets/ shares acquired by AMB, any of its subsidiaries or any Scheme Company after the date of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements the purchase of which are funded from monies other than Dedicated Cashflow) where the disposal price of such asset/share:

(1) is:

(aa) more than Ringgit Malaysia Twenty Five Million (RM25,000,000.00); or

(bb) twenty per cent (20%) or more of the audited Consolidated NTA of AMB,

whichever is the lower; and

(2) is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share,

in which event AMB, its subsidiaries or the Scheme Companies or the Security Party shall forward to the SPV, the Trustee/Facility Agent prior to the disposal of such asset/share, the valuation report carried out on such asset/share (not more than six (6) months prior to the date of the sale of the such asset/share) which market value shall be determined by an independent professional valuer appointed by AMB, its subsidiaries or the Scheme Companies or the Security Party, and the net proceeds from the disposal of such assets/shares exceeding Ringgit Malaysia Two Million (RM2,000,000.00) shall be deposited into the Escrow Account to be held by the Security Trustee for the benefit of the Bondholders, the SPV Debt Holders and AMB PROVIDED ALWAYS THAT the net proceeds from the disposal of such assets/shares shall be utilised towards the redemption of the Bonds and the SPV Debts in the following percentages:

Net Proceeds of assets/shares (on per disposal basis) (RM)	Bondholders/ SPV Debt Holders	Issuer
Up to 2,000,000.00	-	100%
From 2,000,001.00 up to 5,000,000.00	50%	50%
Thereafter, in excess of 5,000,000.00	70%	30%

For the avoidance of doubt, "Net Proceeds" shall mean the balance of the proceeds from any disposal of assets/shares after deducting taxes payable in respect of that disposal and any direct incidental expenses related thereto. Further, AMB may utilise its share of the Net Proceeds as set out above without restrictions.

For the purposes of this clause, it is hereby agreed that separate disposals will be aggregated and treated as if they were one if the terms of such disposal were agreed upon within a period of twelve (12) months. Without prejudice to the generality of the foregoing, the following disposals will also be aggregated for the purposes of this clause:

(A) disposals entered into with the same party or with parties connected with one another within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965;

(B) disposals involving the disposal of assets/shares in one particular company or entity;

(C) transactions involving the disposal of various parcels of land contiguous to each other;

(d) Loans and advances: AMB will not and the SPV will not allow AMB, save and except for normal trade credit or the making of loans to staff and executive directors pursuant to a staff benefit scheme where such executive directors are included in the scheme, make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(e) Loans to directors, shareholders and related companies: AMB will not and the SPV will not AMB to make any loans to its directors except pursuant to Section 133 of the Companies Act, 1965 or its related or associated companies other than in accordance with the GWRS except pursuant to Section 133A of the Companies Act, 1965 and where the loans proceeds are from rights issues or new borrowings approved hereto;

(f) Dividends: AMB will not and the SPV will not allow AMB to declare or pay any cash dividend (excluding dividends equivalent to one per cent (1%) of par value of the shares to such companies or such amount which is required to maintain its trustee status) or make any other cash distribution on or in respect of any of its share capital;

(g) Prepayment of other loans: AMB will not and the SPV will not allow AMB to make any prepayment of any other loans or indebtedness if there are any monies outstanding under the AMB Trust Deed, the AMB Facility Agreement or the SPV Facility Agreements which is overdue and unpaid save and except where such source of prepayments are not from the Redemption Account or any Dedicated Cashflow and AMB, each Scheme Companies and each Security Party are not in default under the terms of the GWRS Documents;

(h) Share Capital: AMB will not and the SPV will not allow AMB, save and except for the exercise of a rights issue, reduce or in any way whatsoever alter, its authorised and/or issued shares in existence at the date hereof;

(i) Constitutional documents: AMB will not and the SPV will not allow AMB to add to, delete, vary or amend its constitutional documents or change its financial year;

(j) Redemption of share capital: AMB will not and the SPV will not allow AMB to redeem any share capital (except where such shares may only be redeemed out of the proceeds of a fresh issue of ordinary shares of AMB);

(k) Enter into partnership: AMB will not and the SPV will not allow AMB, save in the ordinary course of business of AMB, enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(l) Indebtedness owed to AMB etc: AMB will not and the SPV will not allow SPV to release, surrender, reduce, waive, amend or vary or permit a release, surrender, reduction, waiver, amendment, or variation of the amount of any indebtedness owed to it, any of its subsidiaries or any Scheme Company or any Security Party by any person or the terms upon which the same is outstanding PROVIDED THAT AMB could reduce, amend or vary amounts owing by trade creditors in the ordinary course of business;

(m) Disposal: AMB will not and the SPV will not allow AMB, subject to sub-clause (c) above, enter or allow any of its subsidiaries or any Scheme Companies or any Security Party to enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or any of its subsidiaries or any Scheme Companies or any Security Party or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of AMB's, any of its subsidiaries' or any Scheme Companies or any Security Party' undertaking, business or assets;

(n) Restriction on transaction: AMB will not and the SPV will not allow AMB to enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(o) No Investment: AMB will not and the SPV will not AMB, save in the ordinary course of business, undertake any further investments other than the existing investments disclosed in writing to the Trustee/Facility Agent prior to the execution of the AMB Trust Deed, the AMB Facility Agreement or the SPV Facility Agreements unless financed from additional equity capital or from new borrowings approved hereto or monies otherwise than from the Redemption Account or any Dedicated Cashflow;

(p) Disposal of effective shareholding in Silverstone: disposal of all or any part of AMB's effective shareholding in SFI, save and except for the following:

(i) Sale of majority shareholding in Silverstone: where the disposal of all or such part of AMB's effective shareholding in Silverstone resulting in AMB's effective shareholding in Silverstone being reduced to less than fifty per cent (50%) plus one (1) share in on normal commercial terms and on the basis of arm's length arrangement at a consideration no less than eighty per cent (80%) of the market value (as valued by an independent professional valuer and such valuation to be carried out not earlier than six (6) months before the date of disposal) and where the net disposal proceeds are equal to or exceed the aggregate amounts under paragraphs (1) and (2) below:-

(1) in relation to the Subordinated Bonds, the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits, the nominal value of Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any and nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of the Silverstone under the Subordinated Bonds shall be released and discharged accordingly; and

(2) the Trustee is satisfied that the Subordinated Bonds Inter-company Amount payable by AMB to Silverstone in relation to the Subordinated Bonds are fully extinguished to the extent Silverstone is to be released and discharged of its payment obligations under paragraph (1) above; or

(ii) Sale of minority shareholding of Silverstone: where the disposal of all or such part of AMB's effective shareholding in Silverstone not resulting in AMB's effective shareholding in Silverstone being reduced to less than 50% plus 1 share is on normal commercial terms and on the basis of arm's length arrangement at a consideration where the net disposal proceeds are equal to or exceed the aggregate amounts under paragraphs (1) below:

(1) in relation to the Subordinated Bonds, the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits (where applicable, excluding any portion of unpaid future Subordinated Bonds Maximum Redemption Limits transferred to the purchaser), the nominal value of the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any; and the nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of Silverstone under the Subordinated Bonds shall be released and discharged accordingly;

In the event of a disposal where the consideration consists partly or entirely in non-cash consideration, AMB shall ensure that the non-cash consideration is in the form of asset which are readily convertible into cash (for example, quoted shares) and AMB shall realise and convert such non-cash consideration into cash within the period stipulated below:

(a) in the case of a disposal under item (i) above, at least fifty per cent (50%) of the non-cash consideration shall be converted into cash within twelve (12) months of the date of receipt of the consideration and the balance thereof shall be converted into cash no later than within twenty four (24) months of the date of receipt of the consideration; and

(b) in the case in the case of a disposal under item (ii) above, the entire non-cash consideration shall be converted into cash within twelve (12) months of the date of receipt of the consideration;

subject always to the obligation on AMB to convert such amount of the non-cash consideration into cash which will match the amount of the Subordinated Bonds Yearly Redemption Amount proposed to be paid at the next scheduled Subordinated Bonds Redemption Date set out in the Subordinated Bonds Redemption Schedule.

In the event of a disposal as permitted under paragraph (i) and (ii) above, the cash proceeds and the net proceeds from the conversion of non-cash considerations shall be paid into the Redemption Account. Only the net proceeds equivalent to (a) in the case of paragraph (i) above, all unpaid future Subordinated Bonds Maximum Redemption Limits, the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any, and unpaid Subordinated Bonds Interest on Shortfall Amount or (b) in the case of paragraph (ii) above the aggregate of (x) the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits (where applicable, excluding any portion of unpaid future Subordinated Bonds Maximum Redemption Limits transferred to the purchaser); (y) nominal value of the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any; and (z) nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula, shall be utilised towards prepayment of the Bonds and the AMB Debts on a pro rata basis. The excess net proceeds, if any, over and above the net present value of the Dedicated Dividend or the aforesaid amounts shall be used for tender in the manner of a cash tender exercise as provided in the AMB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement respectively; and

(q) Dilution of effective shareholding in Silverstone (other than by disposal): dilute or cause a dilution of AMB's effective percentage shareholding in Silverstone (by any means whatsoever other than by disposal) save and except for the following:

(i) Dilution of majority shareholding

where the dilution of AMB's effective shareholding in Silverstone will result in AMB's effective shareholding in Silverstone being reduced to less than fifty per cent (50%) plus one (1) share and AMB shall pay or procure payment of monies into the Redemption Account (to be utilised towards prepayment of the the Bonds and the AMB Debts on a pro rata basis) equivalent to, the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits, the nominal value of Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any and the nominal value of the unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of Silverstone under the Subordinated Bonds to AMB shall be released and discharged accordingly.

(ii) Dilution of minority shareholding

where the dilution of AMB's effective percentage shareholding in Silverstone will not result in AMB group's effective shareholding in Silverstone being reduced to less than fifty percent (50%) plus one (1) share and AMB shall pay or procure payment of monies into the Redemption Account (to be utilised towards prepayment of the Bonds and the AMB Debts on a pro rata basis) equivalent to the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits (where applicable, excluding any portion of unpaid future Subordinated Bonds Maximum Redemption Limits transferred to the existing shareholder(s) of Silverstone who would increase their shareholding in Silverstone or the shareholder(s) of the Silverstone), the nominal value of the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any; and the nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of Silverstone under the Subordinated Bonds to AMB shall be released and discharged accordingly.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

In respect of the SPV Debts, the following additional covenant shall apply:-

SPV Activities: notwithstanding other provisions in this clause above:

(i) create, incur, assume, suffer or permit to exist over all or any of its business or assets any Security Interest other than those permitted under the SPV Facility Agreement or other Issue Documents;

(ii) create, incur, assume, guarantee or permit to exist any Indebtedness with respect to the SPV except any Indebtedness arising from this Agreement;

(iii) save for in the ordinary course of business, dispose any of its assets;

(iv) make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(v) declare or pay any dividend or make any distribution on or in respect of any of its share capital;

(vi) reduce or in any way whatsoever alter its authorised and/or issued share capital;

(vii) add to, delete, vary or amend its constitutional documents or change its financial year;

(viii) enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(ix) enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of its undertaking, business or assets;

(x) enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(xi) save in the ordinary course of business, undertake any investments;

(xii) agree to any termination, waiver or consent to any act or omission which would constitute a breach, or settlement or compromise of any claim with AMB in respect of the AMB Debts;

(xiii) where any provision of the AMB Facility Agreement or any other terms of the AMB Debts makes reference to or requires the approval, consent, certification or opinion of the SPV, so approve, consent, certify or opine without the agreement of the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) to such approval, consent, certification or opinion;

(xiv) amend, supplement, vary or in any way alter or agree to any such amendment, supplement, variation or alteration to any of the provision of the AMB Facility Agreement or any other terms of the AMB Debts;and

(xv) give approval as to any amendment to or any waiver of the rights of AMB under TSWC Undertaking.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure III

REPRESENTATIONS AND WARRANTIES

Save as disclosed to the Trustee/Facility Agent as at the date of the AMB Trust Deed, the Facility Agreement or the SPV Facility Agreements, AMB/SPV represents and warrants to the Trustee/Facility Agent and Bondholders/SPV Debt Holders that:

(a) Contract or commitment: since 30 June 2002, no Scheme Companies has entered into any contract or commitment of an unusual or onerous nature (other than in the ordinary course of business), which, in the context the Bonds/SPV Debts may be material for disclosure in the context of the GWRS and each Scheme Companies has carried on its business in the ordinary and usual course in the context of the GWRS;

(b) Status: AMB, SPV and each Scheme Company is a company duly incorporated under the laws of Malaysia or in the event that any of such companies is not incorporated in Malaysia, the laws of its country of incorporation, and has full power and authority to conduct its business and to execute and deliver and comply with the provisions of the GWRS;

(c) Issue Documents: the creation and issue of the Bonds/SPV Debts and the execution and delivery of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements and the GWRS Documents, and the performance of the terms herein and therein have been duly authorised by AMB/SPV and that the same constitute or will constitute legal, valid and binding obligations of AMB enforceable in accordance with their respective terms;

(d) Powers and authorisations: the execution and delivery by AMB and/or the SPV of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements does not and will not infringe any applicable law or regulation and are not and will not be contrary to the provisions of the Memorandum and Articles of Association of AMB and/or the SPV and will not infringe any terms of, or constitute a default under, any instrument or agreement to which AMB and/or the SPV is a party or by which it or its property is bound;

(e) Litigation: no Scheme Company is involved in, nor has AMB and/or the SPV knowledge of any threat or circumstances likely to lead to, any litigation or arbitration or administrative proceedings which might, individually or in the aggregate, be material in the context of the GWRS;

(f) Consents: that all consents, clearances, approvals, authorisations and orders of any court, government department or other regulatory body in Malaysia or elsewhere and all corporate consents, approvals and authorisations required by AMB or the SPV for or in connection with the execution and delivery of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements and the Issue Documents have been obtained and will remain in full force and effect;

(g) Taxation: all necessary returns have been delivered by or on behalf of AMB, SPV and each Scheme Company to the relevant taxation authorities and none of them is in default in the payment of any taxes, and no claim is being asserted with respect to taxes which is not disclosed in the relevant financial statements;

(h) Information: the information furnished by AMB/SPV and each Scheme Company in connection with the Scheme does not contain any untrue statement or omit to state any fact the omission of which makes the statements therein, in the light of the circumstances under which they were made, misleading, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by AMB/SPV;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB BONDS

(i) No Immunity: in any proceedings taken in Malaysia or else where in relation to the GWRS, neither AMB, SPV nor any Scheme Company will be entitled to claim for itself or any of its respective assets immunity from suit, execution, attachment or other legal process;

(j) No cross default: save as disclosed in writing to the Trustee prior to execution of the AMB Trust Deed of matters which may have a material adverse effect on AMB, SPV or any Scheme Company, and in the case where remedial action is required to be taken by AMB or procured to be taken by AMB or the SPV in respect of any Scheme Company as a consequence of such disclosure, AMB or the SPV has remedied or procured the remedy of these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, no event has occurred which constitutes, or which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute, a contravention of, or default under, any agreement or instrument by which AMB, the SPV or any Scheme Company or any of its/their assets is bound or affected;

(k) Accounts: the audited financial statements (including the income statement and balance sheets) of AMB, the SPV and the Scheme Companies for the year ended 30 June 2002 have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia and give a true and fair view of its financial condition and results of operations for the relevant period, and all liabilities have been fully disclosed or reserved against, and the latest interim accounts of AMB, the SPV and the Scheme Companies have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(l) Material change in financial condition: there has been no material adverse change in the financial condition or operations of AMB, the SPV and the Scheme Companies since 30 June 2002;

(m) No security: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by AMB or the SPV as a consequence of such disclosure, AMB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, none of the assets, properties and rights of AMB, the SPV and each Scheme Company is affected by any security interest and AMB, the SPV and each Scheme Company is not a party to, nor is it/they or any of its/their assets bound by, any order, agreement or instrument under which AMB, the SPV or the Scheme Companies is/are, or in certain events may be, required to create, assume or permit to arise any security interest, other than those security interests created pursuant to the GWRS Documents;

(n) Disclosure: AMB or the SPV has fully disclosed in the Scheme all facts relating to AMB, the SPV and the Scheme Companies which AMB or the SPV knows or should reasonably know and which are material for disclosure to the Trustee/Facility Agent;

(o) Title: AMB, the SPV and each Scheme Company is the beneficial owner or has title to all its respective assets;

(p) Event of Default: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by AMB or the SPV as a consequence of such disclosure, AMB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility, no Event of Default has occurred and/or is continuing;

(q) Dissolution: no step has been taken by AMB or the SPV or its/their shareholders nor have any legal proceedings been started or threatened for the dissolution of the Issuing PLC or the SPV or any of the Scheme;

(r) Conduct of Business: AMB, the SPV and each Scheme Company is conducting its business and operations in compliance with all applicable laws and regulations and all directives of governmental authorities having the force of law;

(s) Section 176 of the Companies Act, 1965: save and except pursuant to the GWRS, no step has been taken by AMB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person in its/their behalf nor have any legal proceedings or applications been started or threatened under section 176 of the Companies Act, 1965 nor has any moratorium been declared or affects AMB, the SPV or any of the Scheme Companies or any part of their debts;

(t) CDRC: save and except pursuant to the GWRS, no step has been taken by AMB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person on its/their behalf to apply to the former Corporate Debt Restructuring Committee for the restructuring of the debts of AMB, the SPV or the Scheme Companies; and

(u) Divestment Assets: AMB has, prior to the date hereof, fully disclosed to the Security Trustee and the Monitoring Accountant the details in respect of the Divestment Assets.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB DEBTS

Save as defined, words and terms used herein are as defined in the draft AMB Facility Agreement.

PRINCIPAL TERMS AND CONDITIONS OF THE AMB DEBTS ("AMB DEBTS")

Borrower	:	Angkasa Marketing Berhad ("AMB").
Holder of AMB Debts	:	AMB Harta (L) Limited, a wholly owned subsidiary of the Borrower, incorporated in Labuan ("SPV").
Facility Agent	:	KPMG Labuan Trust Company Sdn Bhd.
Status and Ranking	:	The AMB Debts constitute direct, unsubordinated and unsecured obligations of AMB. The SPV ranks *pari passu* with all other unsecured and unsubordinated creditors of AMB in respect of assets of AMB which are not part of the Additional Security. "Additional Security" means the security created over the assets proposed to be divested in accordance with AMB divestment programme and certain other assets more particularly set out in the Priority and Security Sharing Agreement.
Denomination and Constitution	:	The AMB Debts will be denominated in United States Dollars in denominations of USD1.00. The AMB Debts will be constituted by a Facility Agreement to be entered into between the SPV and AMB.
Tranches of AMB Debts	:	The tranches of AMB Debts are as follows: Class B (a) AMB Debts Class B (b) AMB Debts[1] Class C AMB Debts The Class B(a) AMB Debts and Class B(b) AMB Debts have the same governing terms and conditions as set out herein.

Amount	:	Class B (a) AMB Debts	USD72.87 million in net present value (USD84.74 million in nominal amount)
		Class B (b) AMB Debts	USD24.25 million in net present value (USD28.50 million in nominal amount)
		Class C AMB Debts	USD28.85 million in net present value (USD41.82 million in nominal amount)
Tenure	:	Class B (a) AMB Debts	7 Years
		Class B (b) AMB Debts	7 Years
		Class C AMB Debts	10 Years
Yield to Maturity	:	The cash yield to maturity for the AMB Debts are as follows:	
		Class B (a) AMB Debts	4.25%
		Class B (b) AMB Debts	4.25%
		Class C AMB Debts	4.25%

[1] Lion Rubber Industries Pte Ltd (CG Lender)'s tranche of its USD Debts

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB DEBTS

Repayments	:	Yearly repayment on the Repayment Dates from the monies in the Redemption Account.
Early Repayment From Surplus In Redemption Account	:	AMB may, at its option, repay the AMB Debts before their scheduled Repayment Dates. AMB shall be obliged to repay the AMB Debts where AMB has available in its Redemption Account, no less than Five Million (RM5,000,000.00) of AMB Dedicated Cash-flow PROVIDED THAT the AMB Debts having a particular Repayment Date shall be repaid (in chronological order) on a *pro rata* basis with the Bonds having the same redemption date. In the event of an early repayment of outstanding Class B AMB Debts and outstanding Class C AMB Debts having the same Repayment Date, those outstanding Class B AMB Debts shall be fully repaid before early repayment of the Class C AMB Debts. The amount payable by AMB on early redemption shall be calculated in accordance with the formula set out in Section 6.14 of this Circular.
Purchase	:	AMB and/or its subsidiaries may purchase the Outstanding Principal Amount of AMB Debts by way of private treaty PROVIDED THAT: (i) AMB shall not utilise proceeds from a capital fund raising exercise of whatsoever nature for such purchase; (ii) the aggregate amount of such purchase shall not exceed Ringgit Malaysia Eight Million (RM8,000,000.00); (iii) such purchase shall not be made by AMB and/or its subsidiaries from any party which may be directly or indirectly controlled or influenced by AMB and/or any person connected with AMB within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965; and (iv) AMB shall not utilise the Dedicated Cashflows or any money in the Redemption Account for such purchase. AMB may purchase the Outstanding Principal Amount of AMB Debts from the SPV by using the proceeds from a capital fund raising exercise and/or for an aggregate amount exceeding Ringgit Malaysia Eight Million (RM8,000,000.00) PROVIDED THAT: (a) there is a tender exercise by AMB which is equally open to all SPV Debt Holders in the same class as the Bondholders; and (b) the SPV Debt Holder holding the SPV Debts which correspond to that AMB Debts accepts the tender and agrees to the purchase. "SPV Debts" means the USD denominated consolidated and rescheduled debts to be issued by the SPV.
Interest on Late Payment	:	One per cent (1%) per annum above the relevant Yield to Maturity applicable to that AMB Debt on such amounts due up to but excluding the day upon which payment in full is in fact made.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB DEBTS

Payment of Back-End Amount and Loyalty Payment :	Payment of nominal value of the Back-End Amount (calculated in accordance with the formula set out in the Appendix to the Circular) shall be payable to the Class B Bondholders/Class C Bondholders and to the SPV to pay the Class B SPV Debt Holders/Class C SPV Debt Holders.

A Loyalty Payment in addition to the cash Yield to Maturity shall be payable to Class B Bonds/SPV Debts and/or Class C Bonds/SPV Debts:

Type	Loyalty Payment
Class B Bonds/SPV Debts	Up to 0.75%
Class C Bonds/SPV Debts	Up to 0.75%

The amount of Back-End Amount and Loyalty Payment is conditional upon the full redemption/repayment of all classes of Bonds/SPV Debts, and subject to the extent of the apportioned Relevant Amount, namely, cash amount calculated as follows:

(i) excess of the actual aggregate over the forecast/projected aggregate net divestment proceeds from the Group Divestment Programme for AMB and its group of companies during the period from the Issue Date to the date of full redemption/repayment of the Bonds/SPV Debts;

(ii) excess of the audited aggregate over the forecast/projected aggregate profit available to the Silverstone's shareholders during the period from the Issue Date to the date of full redemption/repayment of the Bonds/SPV Debts; and

(iii) the Loyalty Payment and Back-End Amount from the ACB Bonds and the Loyalty Payment from the CPB Inter-co Repayment backing the Bonds and the SPV Debts during the period from the Issue Date to the date of full redemption/repayment of the Bonds/SPV Debts.

Priority of payment of the Back-End Amount and Loyalty Payment from the Relevant Amount is set out in Section 6.16 of this Circular.

Transfer Restrictions :	The AMB Debts are not transferable.
Taxation :	All payments made by AMB to the SPV will be made in full without any deduction or withholding unless required by law.
Events of Default :	Where an event of default has occurred or deemed to have occurred in respect of the Bonds and SPV Debts, an event of default shall be deemed to have occurred in respect of the AMB Debts.
Declaration of Default :	If an Event of Default has been declared in respect of the SPV Debts, the SPV shall be deemed to have made a declaration of an Event of Default in respect of the AMB Debts.
Covenants :	Customary covenants for an exercise of this nature and consistent to those applicable to the AMB Bonds. These are set out in Annexure II.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB DEBTS

Representations and Warranties	:	Customary representations and warranties in relation to an exercise of this nature and consistent to those applicable to the AMB Bonds. These are set out in Annexure III.
Governing Law	:	Malaysian law.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB DEBTS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure I

EVENTS OF DEFAULT

If at any time and for any reason, whether within or beyond the control of AMB/SPV, any one of the following events occurs, that is to say:

(a) Non-payment: AMB fails to pay any sums due under the GWRS Documents:

(i) where a valid Rights Issue Notice has been given, within one hundred and eighty (180) days of such sums becoming due PROVIDED THAT AMB shall at all times comply with the provisions of the Rights Issue covenants set out in Annexure I(a) herein and in the event AMB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(ii) where a valid Private Placement Notice has been given, within ninety (90) days of such sums becoming due PROVIDED THAT AMB shall at all times comply with the provisions of the Private Placement covenants set out in Annexure I (b) herein and in the event AMB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(iii) in all instances (other than pursuant to sub-clauses (a)(i) or (ii) above), within fourteen (14) days of such sums becoming due;

(b) Rights Issue/Private Placement: AMB fails to observe or perform any of the Rights Issue covenants or the Private Placement covenants set out in Annexure I (a) and (b) herein respectively;

(c) Breach of obligations: failure of either AMB or any Scheme Company or any Security Party to observe or perform any of its/their respective obligations under any Issue Documents (other than in respect of AMB's obligations under paragraphs (a) and (b) above) which is not remedied to the satisfaction of the Trustee/Facility Agent within thirty (30) days after receipt by AMB or the respective Scheme Companies or the respective Security Party of a notice from the Trustee/Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(d) Appointment of receiver, legal process: an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of AMB or any Scheme Companies or any Security Party to values in excess of five per cent (5%) of the Consolidated NTA of AMB, or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(e) Composition or winding up: AMB or any Scheme Companies or any Security Party convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of AMB or such Scheme Companies or such Security Party, as the case may be, or a petition for winding up is presented against AMB or such Scheme Companies or such Security Party, as the case may be, and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

(f) Unlawfulness: it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for AMB or any Scheme Companies or any Security Party to perform or comply with any one or more of their respective obligations under any of the GWRS Documents;

(g) Misrepresentation: any representation, warranty or statement which is made by AMB or any Scheme Companies or any Security Party which is contained anywhere else or in connection herewith proves to be incorrect in any material respect;

(h) Cessation of business: AMB or any Scheme Company or any Security Party changes the nature or scope of its/their business, suspends a substantial part of the present business operations which it/they now conduct directly or indirectly, or any governmental authority expropriates or threatens to expropriate all or part of its/their assets;

(i) Cross-default: any indebtedness of AMB or any Scheme Company or any Security Party becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by AMB or any Scheme Company or any Security Party is not discharged at maturity or when called or AMB or any Scheme Companies or any Security Party goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(j) Litigation: any litigation, arbitration, winding up or administrative proceeding is filed against AMB or any Scheme Companies or any Security Party PROVIDED THAT the amount of such claim filed shall be in excess of five per cent (5%) of the Consolidated NTA of AMB;

(k) Ineffective or invalid provision: any provision of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement or the GWRS Documents or any Security Documents is or becomes, for any reason, invalid or unenforceable or if any law is brought into effect which purports to render ineffective or invalid any provision of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement or the GWRS Documents or any Security Documents;

(l) Judgment outstanding: any judgments in an amount in excess five per cent (5%) of the Consolidated NTA of AMB as at the date of the judgement shall be entered against AMB or any Scheme Companies or any Security Party unless an application has been made by AMB or such Scheme Company or such Security Party to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(m) Licence: any licence, authorisation, approval, consent, order, exemption, registration is suspended or is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect and such revocation results in AMB or any Scheme Company or any Security Party ceasing its/their business operations;

(n) Nationalisation: save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Trustee/Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of AMB or any Scheme Companies or any Security Party shall be condemned, seized or otherwise appropriated;

(o) Moratorium and/or Restraining Order: AMB or any Scheme Company or any Security Party obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of indebtedness or other suspension of payments generally;

(p) Jeopardy: any securities created in any of the Security Documents or otherwise is in jeopardy or ineffective;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB DEBTS

(q) Repudiation: AMB or any Scheme Companies or any Security Party repudiates or take steps to repudiate the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement or any Issue Documents or any GWRS Document is alleged by AMB or any Scheme Companies or any Security Party not to be in proper legal form for the enforcement thereof in the courts of Malaysia or laws of any applicable jurisdiction;

(r) Change in Substantial Shareholder: save in accordance with the Scheme and pursuant to the GWRS, there is any change in the controlling shareholders of AMB or any Scheme Companies or any Security Party (where for the purposes of this clause, "controlling shareholder" shall be defined as a shareholder with a shareholding of thirty three per cent (33%) or more in the relevant company); or

(s) Material Adverse Change: any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of AMB or any Scheme Companies or any Security Party;

In respect of the SPV Debts, the following additional event of default shall apply:-

(I) SPV: any of the following occurs:

(i) the SPV fails to pay any sums due under the SPV Facility Agreement or other Issue Documents within fourteen (14) days of such sums becoming due;

(ii) the SPV fails to observe or perform any of its obligations under the SPV Facility Agreement or other Issue Documents (other than the payment obligation referred to in paragraph (i) above) which is not remedied to the satisfaction of the Facility Agent within thirty (30) days after receipt by the SPV a notice from the Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(iii) an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of the SPV or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(iv) the SPV convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of the SPV or a petition for winding up is presented against the SPV and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

(v) it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for the SPV to perform or comply with any one or more of their respective obligations under the SPV Facility Agreement or other Issue Documents;

(vi) any indebtedness of the SPV becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by the SPV is not discharged at maturity or when called or the SPV goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(vii) any litigation, arbitration, winding up or administrative proceeding is filed against the SPV;

(viii) any judgments shall be entered against the SPV unless an application has been made by the SPV to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(ix) save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of the SPV shall be condemned, seized or otherwise appropriated;

(x) the SPV obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of indebtedness or other suspension of payments generally;

(xi) the SPV repudiates or takes steps to repudiate the SPV Facility Agreement or any other Issue Documents;

(xii) there is any change in the shareholding of the SPV; or

(xiii) any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of the SPV,

then, whether or not any such Event of Default is continuing, the Trustee/Facility Agent may or shall if so instructed by the relevant holders of the AMB Bonds/SPV Debts by Special Resolution (other than in circumstances described in sub-clauses (p), (r), (s), and in respect of the SPV Debts, (I)(xii) and (I)(xiii) above, in respect of which the Trustee/Facility Agent shall only act in accordance with the instructions of the holders of the AMB Bonds/SPV Debts) declare by notice in writing to AMB/SPV that an Event of Default has occurred whereupon :

(i) all amount payable under the GWRS Documents shall become immediately due and payable; and

(ii) without further notice to AMB/SPV, institute such proceedings and take such steps as it thinks fit including enforcing remedies under each of the GWRS Documents.

Each of the paragraphs above is to be construed independently and no one Event of Default limits the generality of any other Event of Default.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB DEBTS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure I (a)

RIGHTS ISSUE COVENANTS

AMB further covenants and undertakes with the SPV and the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds/AMB Debts have been discharged:

(a) SC Submissions: if a Rights Issue Notice has been given, AMB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Rights Issue; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV/Trustee to a change in the utilisation of the proceeds of the Rights Issue or a change in the amount to be raised by the Rights Issue, unless even after the change, sufficient funds would be raised by AMB to make all payments which are overdue.

For the purpose of this clause, a Rights Issue Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that AMB proposes to carry out a Rights Issue for the purpose of raising funds to pay for some or all of such Bonds/AMB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Rights Issue; and
(ee) provide particulars of the timing of the Rights Issue, the amount to be raised, the basis of the Rights Issue and the proposed issue price of the new shares;

(b) SC approval: AMB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as shall be required under any law (the "Other Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Other Approving Authority to the Rights Issue, AMB shall notify the SPV, Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or the Other Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or Other Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Other Approving Authority, within seven (7) days from the date of submission to the Securities Commission or the Other Approving Authority, as the case may be;

(d) Results of appeal: in the event that an appeal has been made by AMB to the Securities Commission, AMB shall use its best endeavours to obtain the decision approval or rejection of the Securities Commission or the Other Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of receipt of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Other Approving Authority, AMB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee/Facility Agent and the Securities Commission or the Other Approving Authority of either (a) its acceptance of all conditions imposed by the Securities Commission or the Other Approving Authority; or (b) its intention to discontinue with the Rights Issue;

(f) Books closure: AMB shall declare the books closure date in respect of a Rights Issue referred to in a Rights Issue Notice no later than one hundred and ten (110) days after the due date for the redemption of the Bonds to which the Rights Issue relates; and

(g) Shareholders and other approvals: AMB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Rights Issue prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB DEBTS

Salient provisions contained in the draft AMB AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure I(b)

Private Placement Covenants

AMB further covenants and undertakes with the SPV, the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds have been discharged:

(a) SC Submissions: if a Private Placement Notice has been given, AMB shall:

   (i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Private Placement; or

   (ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

   (iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

   (iv) obtain the written consent of the SPV/Trustee to a change in the utilisation of the proceeds of the Private Placement or a change in the amount to be raised by the Private Placement, unless even after the change, sufficient funds would be raised by AMB to make all payments which are overdue.

   For the purpose of this clause, a Private Placement Notice shall :

   (aa) be in the agreed form;
   (bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
   (cc) state that AMB proposes to carry out a Private Placement for the purpose of raising funds to pay for some or all of such Bonds/AMB Debts;
   (dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Private Placement; and
   (ee) provide particulars of the timing of the Private Placement, the amount to be raised, the basis of the Private Placement and the proposed issue price of the new shares;

(b) SC approval: AMB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as may be required under law ("Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant ;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Approving Authority as the case may be to the Private Placement, AMB shall notify the SPV and the Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or such Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or the Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Approving Authority, as the case may be, within seven (7) days from the date of submission to the Securities Commission or the Approving Authority as the case may be;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB DEBTS

(d) Results of appeal: in the event that an appeal has been made by AMB to the Securities Commission or the Approving Authority as the case may be, AMB shall use its best endeavours to procure the decision, approval or rejection of the Securities Commission or such Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Approving Authority as the case may be, AMB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee, the Security Trustee, the Monitoring Accountant and the Securities Commission or the Approving Authority, as the case may be of either (i) its acceptance of all conditions imposed by the Securities Commission or such Approving Authority; or (ii) its intention to discontinue with the Private Placement; and

(f) Shareholders and other approvals: AMB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Private Placement prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB DEBTS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure II

POSITIVE COVENANTS

AMB/SPV covenants and undertakes with the SPV, the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder and under the Bonds/LLB Debts have been discharged:

(a) Conduct of business: AMB will and the SPV will ensure that AMB conduct its business and affairs with due diligence and efficiency and in accordance with sound financial and commercial standards and practices and in accordance with its constitutional documents;

(b) Financial Information: at some date no later than two (2) months after the expiration of each quarter of the financial year of AMB, AMB/SPV shall cause to be made out and lodged with the Kuala Lumpur Stock Exchange and the Trustee/Facility Agent a consolidated balance sheet and profit and loss account of such quarterly period of AMB and the SPV;

(c) Default: if AMB/SPV becomes aware of the occurrence of an Event of Default it will forthwith notify the SPV, the Trustee/Facility Agent and provide the SPV, the Trustee/Facility Agent with full details of any steps which it is taking, or is considering taking, in order to remedy or mitigate the effect of the Event of Default or otherwise in connection with it and it will take such reasonable steps as may be required by the SPV, the Trustee/Facility Agent in order to remedy or mitigate the effect of the Event of Default;

(d) Capital Expenditure: AMB/SPV shall seek prior consent of the SPV, the Trustee/Facility Agent acting on the instructions of Bondholders/SPV Debt Holders by Ordinary Resolution before AMB and/or any of its subsidiaries incurs any capital expenditure:

   (i) for any new investment which is not within the core business(es) of AMB or such subsidiary set out in the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement; or

   (ii) exceeding twenty five per cent (25%) of the Consolidated NTA of AMB;

(e) Consents and Licences: AMB will and the SPV will and will cause AMB to obtain and promptly renew from time to time upon request by the SPV, the Trustee/Facility Agent and promptly deliver to the SPV, the Trustee/Facility Agent certified true copies of, any authorisation, approval, consent, licence, exemption, registration, recording, filing or notarisation as may be necessary to ensure the validity, enforceability or priority of each Issue Document or the rights of the SPV, the Trustee/Facility Agent under the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement and any other agreement related therewith, and AMB will and the SPV will ensure that AMB comply with the terms and conditions of all such authorisation, approval, consent, licence, exemption, registration, recording, filing and notarisation, including but not limited to the terms and conditions of the approval from the Securities Commission in respect of the GWRS;

(f) Insurance: AMB will and the SPV will ensure that AMB will at all times arrange for and maintain full insurable value and such insurance in respect of its insurable assets and the assets of each Scheme Companies and any Security Party and any Security Party against all risks (including third party risks) which a prudent company carrying on a business similar to that of AMB, each Scheme Companies and each Security Party would normally insure;

(g) Compliance with Group Divestment Programme: AMB shall and the SPV will cause that AMB ensure that the Monitoring Accountant shall be actively involved with the monitoring of AMB's efforts and actions in relation to its Group Divestment Programme as provided in the GWRS and AMB shall furnish quarterly reports on the progress of the Group Divestment Programme to the Monitoring Accountant and render all such assistance and co-operation and provide all such information, documents and reports as may be requested from time to time by the Monitoring Accountant;

(h) Ranking: the liabilities of AMB/SPV under the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement rank and will rank prior in point of priority to all its other unsecured and unsubordinated liabilities (both actual and contingent) except:

(i) liabilities which are subject to liens or rights of set-off arising in the normal course of trading and the aggregate amount of which is not material; and

(ii) liabilities which are preferred solely by Malaysian law and not by reason of any Security Interest;

(i) Subordination: AMB will and the SPV will ensure that AMB to ensure that all and any advances by its directors or shareholders (other than the Scheme Creditors holding shares in AMB pursuant to the GWRS) to it are to be subordinated to its liabilities to the SPV/Trustee under the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements;

(j) Preparation of accounts: AMB/SPV and the Scheme Companies and any Security Party and any Security Party will and the SPV will ensure that the parties will prepare financial statements on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(k) Record on business: AMB/SPV will and the SPV will ensure that AMB will maintain and cause to be maintained records adequate to record and reflect the operations and financial condition of AMB, the SPV and each Scheme Companies and each Security Party, and it will at all times permit and procure permission for the Trustee/SPV or the Facility Agent or its agents and servants at all reasonable times to have access to and to inspect its books of accounts and records of AMB and each Scheme Company relating to its respective business at any office, branch or place of business of AMB or elsewhere;

(l) Appointment of Monitoring Accountant: AMB shall appoint or permit the Trustee/Facility Agent, as the case may be to appoint at AMB's cost and expense and with written notice to AMB, such reputable professional monitoring accountant acceptable to the Trustee/Facility Agent for the purposes of ensuring that the obligations created under the GWRS are carried out in accordance with the terms and conditions of the GWRS Documents and in accordance with normal industry practice. AMB shall and the SPV will cause AMB to ensure that there shall be a Monitoring Accountant appointed at all times during the tenure of the Bonds/SPV Debts and until full repayment of the Secured Indebtedness;

(m) Litigation: AMB will and the SPV will ensure that AMB promptly notify the Trustee/Facility Agent, as the case may be of:

(i) any default or event of default under any other contractual obligation of AMB, the Scheme Companies or the Security Party; or

(ii) any litigation investigation or proceeding which may exist at any time between AMB or the Scheme Companies or the Security Party; or

(iii) any litigation or proceeding before any court or governmental regulatory agency affecting AMB or the Scheme Companies or the Security Party;

if so requested by the SPV, the Trustee/Facility Agent or if the value of such contractual obligation, litigation, investigation or proceeding is equal to or exceeds five per cent (5%) of the Consolidated NTA of AMB.

Each such notice pursuant to this sub-clause shall be given by AMB to the SPV, the Trustee/Facility Agent, as the case may be, not later than fourteen (14) days after AMB has knowledge of the occurrence referred to therein;

(n) Taxes: AMB/SPV, each Scheme Companies and each Security Party will pay and discharge all taxes, assessments and governmental charges or levies imposed on it/them;

(o) Authorised Signatories: AMB/SPV, the Scheme Companies and the Security Party will forthwith notify the SPV, the Trustee/Facility Agent if any of AMB's, SPV's or the Scheme Companies or the Security Party' authorised signatories are no longer authorised to act on AMB's, SPV's or the Scheme Companies or the Security Party' behalf in relation to the Scheme;

(p) Appointment of Auditors: AMB will and will cause the Scheme Companies and the Security Party to nominate such auditor or firm of auditors which are either:

(i) auditors of AMB or any Scheme Companies and any Security Party as at the date of the AMB Trust Deed, AMB Facility Agreement and SPV Facility Agreement; or

(ii) on the panel of any financial institution in Malaysia as at the date of their appointment,

in respect of any matter connected with the accounts and operations of AMB, the Scheme Companies and the Security Party respectively;

(q) Punctual Payment: AMB/SPV will punctually pay all amounts due and will perform and cause and procure the Scheme Companies and the Security Party to perform all its/their obligations under the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement and/or the Issue Documents;

(r) Payment of Outgoings: AMB/SPV, the Scheme Companies and the Security Party will punctually pay all quit rents, rates, taxes and all outgoings payable in connection with or arising out of AMB's/SPV's, the Scheme Companies and the Security Party' business, assets or properties and AMB, the Scheme Companies and the Security Party will furnish to the Trustee/Facility Agent the receipts for all such payments; and

(s) Further assurance: AMB/SPV, the Scheme Companies and the Security Party will at its/their own cost and expense, execute, sign, perfect, register every document, act or thing as in the opinion of the SPV, the Trustee/Facility Agent may be necessary or desirable for the implementation, perfection, maintenance and subsequent amendments of the GWRS Documents.

In respect of the SPV Debts, the following additional covenants shall apply:-

(I) AMB Debts: the SPV will observe its obligations and exercise its rights with respect to the AMB Debts, and promptly notify the Facility Agent of any occurrence of an event giving or which may give rise to a claim or constituting or may constitute a breach thereunder or hereunder and the SPV will immediately provide to the Facility Agent all relevant information in respect of the AMB Debts;

(II) Direction from Facility Agent: the SPV will implement and put into effect any direction given by the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) on all matters in connection with the AMB Debts pursuant to the terms and conditions of the SPV Facility Agreement

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB DEBTS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

NEGATIVE COVENANTS

AMB/SPV covenants and undertakes with the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder have been discharged, AMB/SPV will not without the written consent of the Trustee/Facility Agent (acting on the instructions of the Bondholders/SPV Debt Holders by Ordinary Resolution) first had and obtained:

(a) Negative Pledge: AMB will not and the SPV will not allow AC to create, incur, assume, suffer or permit to exist over all or any part of its or any of its subsidiaries' or any Scheme Companies or any Security Party' business or assets any security interest other than:

(i) those permitted under the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement or the Issue Documents;

(ii) any security interest created on an asset acquired by AMB or any of its subsidiaries after the date of the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreements securing indebtedness incurred solely to finance the purchase of such asset and the indebtedness secured does not exceed and is not capable of exceeding the purchase price of such asset;

(iii) any security interest created on an asset acquired by AMB after the date of the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreements the purchase of which is funded from the proceeds of new equity or proceeds which are not Dedicated Cashflow;

(b) Indebtedness: AMB will not and the SPV will not not create, incur, assume, guarantee or permit to exist any Indebtedness with respect to AMB, its subsidiaries, the Scheme Companies and the Security Party except:

(i) any Indebtedness arising from the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement;

(ii) any other Indebtedness which has been disclosed in writing by AMB to the Trustee/Facility Agent prior to the date of the AMB Trust Deed, the AMB Facility Agreement and SPV Facility Agreement; and

(iii) the following indebtedness:

(1) the outstanding principal amount of any bank borrowings in respect of assets acquired, existing as at the relevant date of the acquisition of those assets and disclosed in writing to the Trustee/Facility Agent prior to the date of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreements, in relation to which there shall be no recourse whatsoever to AMB or any of its subsidiaries or any Scheme Company, as the case may be. For avoidance of doubt, any indebtedness arising or incurred or assumed on or after the date of acquisition (including any amounts refinanced or restructured) or not otherwise disclosed to the Trustee/Facility Agent prior to the date of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreements shall be included in the computation of Permitted Indebtedness below; and

(2) the outstanding bank borrowings of the Excluded Companies, the terms of which shall not include any recourse whatsoever against AMB; and

(iv) any Permitted Indebtedness.

For the purposes of this clause, "Permitted Indebtedness" means, at any time, any indebtedness for borrowed moneys incurred or assumed by AMB, any of its subsidiaries and any Scheme Company in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of AMB, any of its subsidiaries and any Scheme Company at the time of its incurrence does not exceed the following limits:

(1) where the total amounts made for the redemption and purchase of the Bonds and the total amounts made for the redemption and purchase of the SPV Debts (collectively, "Redemption and Repayment Amounts") paid by AMB and/or the SPV up to that time is less than 50% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 20% of that Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time;

(2) where the Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time is equal to or exceeding 50% but less than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and SPV Debts, the limit shall be 35% of that Redemption and Repayment Amounts paid by AMB up to that time; and

(3) where the total Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time is equal to or more than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 50% of that total Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time,

(c) <u>Disposal of assets/shares</u>: AMB will not and the SPV will not allow AMB to dispose or permit any of its subsidiaries or any Scheme Company to dispose any of the following:

(i) assets/shares in the Group Divestment Programme:

(aa) where the disposal price of such asset/share is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share. For the purposes of this sub-clause, the market value of the asset/share shall be determined by an independent professional valuer appointed by AMB, its subsidiaries or the Scheme Companies and any Security Party, and a copy must be sent to the SPV, the Trustee/Facility Agent for its consideration no later than two (2) months prior to the Trustee/Facility Agent giving its written approval, and such valuation shall have been carried out not more than six (6) months prior to the date of the sale of the such asset/share; and/or

(bb) where the disposal price of such asset/share is equal to or more than Ringgit Malaysia Five Million (RM5,000,000.00); and/or

(cc) where the sale of such asset/share is to a Related Party;

and

(ii) assets/shares not in the Group Divestment Programme (save and except for assets/ shares acquired by AMB, any of its subsidiaries or any Scheme Company after the date of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements the purchase of which are funded from monies other than Dedicated Cashflow) where the disposal price of such asset/share:

(1) is:

(aa) more than Ringgit Malaysia Twenty Five Million (RM25,000,000.00); or

(bb) twenty per cent (20%) or more of the audited Consolidated NTA of AMB,

whichever is the lower; and

(2) is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share,

in which event AMB, its subsidiaries or the Scheme Companies or the Security Party shall forward to the SPV, the Trustee/Facility Agent prior to the disposal of such asset/share, the valuation report carried out on such asset/share (not more than six (6) months prior to the date of the sale of the such asset/share) which market value shall be determined by an independent professional valuer appointed by AMB, its subsidiaries or the Scheme Companies or the Security Party, and the net proceeds from the disposal of such assets/shares exceeding Ringgit Malaysia Two Million (RM2,000,000.00) shall be deposited into the Escrow Account to be held by the Security Trustee for the benefit of the Bondholders, the SPV Debt Holders and AMB PROVIDED ALWAYS THAT the net proceeds from the disposal of such assets/shares shall be utilised towards the redemption of the Bonds and the SPV Debts in the following percentages:

Net Proceeds of assets/shares (on per disposal basis) (RM)	Bondholders/ SPV Debt Holders	Issuer
Up to 2,000,000.00	-	100%
From 2,000,001.00 up to 5,000,000.00	50%	50%
Thereafter, in excess of 5,000,000.00	70%	30%

For the avoidance of doubt, "Net Proceeds" shall mean the balance of the proceeds from any disposal of assets/shares after deducting taxes payable in respect of that disposal and any direct incidental expenses related thereto. Further, AMB may utilise its share of the Net Proceeds as set out above without restrictions.

For the purposes of this clause, it is hereby agreed that separate disposals will be aggregated and treated as if they were one if the terms of such disposal were agreed upon within a period of twelve (12) months. Without prejudice to the generality of the foregoing, the following disposals will also be aggregated for the purposes of this clause:

(A) disposals entered into with the same party or with parties connected with one another within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965;

(B) disposals involving the disposal of assets/shares in one particular company or entity;

(C) transactions involving the disposal of various parcels of land contiguous to each other;

(d) Loans and advances: AMB will not and the SPV will not allow AMB, save and except for normal trade credit or the making of loans to staff and executive directors pursuant to a staff benefit scheme where such executive directors are included in the scheme, make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(e) Loans to directors, shareholders and related companies: AMB will not and the SPV will not AMB to make any loans to its directors except pursuant to Section 133 of the Companies Act, 1965 or its related or associated companies other than in accordance with the GWRS except pursuant to Section 133A of the Companies Act, 1965 and where the loans proceeds are from rights issues or new borrowings approved hereto;

(f) Dividends: AMB will not and the SPV will not allow AMB to declare or pay any cash dividend (excluding dividends equivalent to one per cent (1%) of par value of the shares to such companies or such amount which is required to maintain its trustee status) or make any other cash distribution on or in respect of any of its share capital;

(g) Prepayment of other loans: AMB will not and the SPV will not allow AMB to make any prepayment of any other loans or indebtedness if there are any monies outstanding under the AMB Trust Deed, the AMB Facility Agreement or the SPV Facility Agreements which is overdue and unpaid save and except where such source of prepayments are not from the Redemption Account or any Dedicated Cashflow and AMB, each Scheme Companies and each Security Party are not in default under the terms of the GWRS Documents;

(h) Share Capital: AMB will not and the SPV will not allow AMB, save and except for the exercise of a rights issue, reduce or in any way whatsoever alter, its authorised and/or issued shares in existence at the date hereof;

(i) Constitutional documents: AMB will not and the SPV will not allow AMB to add to, delete, vary or amend its constitutional documents or change its financial year;

(j) Redemption of share capital: AMB will not and the SPV will not allow AMB to redeem any share capital (except where such shares may only be redeemed out of the proceeds of a fresh issue of ordinary shares of AMB);

(k) Enter into partnership: AMB will not and the SPV will not allow AMB, save in the ordinary course of business of AMB, enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(l) Indebtedness owed to AMB etc: AMB will not and the SPV will not allow SPV to release, surrender, reduce, waive, amend or vary or permit a release, surrender, reduction, waiver, amendment, or variation of the amount of any indebtedness owed to it, any of its subsidiaries or any Scheme Company or any Security Party by any person or the terms upon which the same is outstanding PROVIDED THAT AMB could reduce, amend or vary amounts owing by trade creditors in the ordinary course of business;

(m) Disposal: AMB will not and the SPV will not allow AMB, subject to sub-clause (c) above, enter or allow any of its subsidiaries or any Scheme Companies or any Security Party to enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or any of its subsidiaries or any Scheme Companies or any Security Party or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of AMB's, any of its subsidiaries' or any Scheme Companies or any Security Party' undertaking, business or assets;

(n) Restriction on transaction: AMB will not and the SPV will not allow AMB to enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(o) No Investment: AMB will not and the SPV will not AMB, save in the ordinary course of business, undertake any further investments other than the existing investments disclosed in writing to the Trustee/Facility Agent prior to the execution of the AMB Trust Deed, the AMB Facility Agreement or the SPV Facility Agreements unless financed from additional equity capital or from new borrowings approved hereto or monies otherwise than from the Redemption Account or any Dedicated Cashflow;

(p) Disposal of effective shareholding in Silverstone: disposal of all or any part of AMB's effective shareholding in SFI, save and except for the following:

 (i) Sale of majority shareholding in Silverstone: where the disposal of all or such part of AMB's effective shareholding in Silverstone resulting in AMB's effective shareholding in Silverstone being reduced to less than fifty per cent (50%) plus one (1) share in on normal commercial terms and on the basis of arm's length arrangement at a consideration no less than eighty per cent (80%) of the market value (as valued by an independent professional valuer and such valuation to be carried out not earlier than six (6) months before the date of disposal) and where the net disposal proceeds are equal to or exceed the aggregate amounts under paragraphs (1) and (2) below:-

(1) in relation to the Subordinated Bonds, the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits, the nominal value of Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any and nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of the Silverstone under the Subordinated Bonds shall be released and discharged accordingly; and

(2) the Trustee is satisfied that the Subordinated Bonds Inter-company Amount payable by AMB to Silverstone in relation to the Subordinated Bonds are fully extinguished to the extent Silverstone is to be released and discharged of its payment obligations under paragraph (1) above; or

(ii) Sale of minority shareholding of Silverstone: where the disposal of all or such part of AMB's effective shareholding in Silverstone not resulting in AMB's effective shareholding in Silverstone being reduced to less than 50% plus 1 share is on normal commercial terms and on the basis of arm's length arrangement at a consideration where the net disposal proceeds are equal to or exceed the aggregate amounts under paragraphs (1) below:

(1) in relation to the Subordinated Bonds, the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits (where applicable, excluding any portion of unpaid future Subordinated Bonds Maximum Redemption Limits transferred to the purchaser), the nominal value of the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any; and the nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of Silverstone under the Subordinated Bonds shall be released and discharged accordingly;

In the event of a disposal where the consideration consists partly or entirely in non-cash consideration, AMB shall ensure that the non-cash consideration is in the form of asset which are readily convertible into cash (for example, quoted shares) and AMB shall realise and convert such non-cash consideration into cash within the period stipulated below:

(a) in the case of a disposal under item (i) above, at least fifty per cent (50%) of the non-cash consideration shall be converted into cash within twelve (12) months of the date of receipt of the consideration and the balance thereof shall be converted into cash no later than within twenty four (24) months of the date of receipt of the consideration; and

(b) in the case in the case of a disposal under item (ii) above, the entire non-cash consideration shall be converted into cash within twelve (12) months of the date of receipt of the consideration;

subject always to the obligation on AMB to convert such amount of the non-cash consideration into cash which will match the amount of the Subordinated Bonds Yearly Redemption Amount proposed to be paid at the next scheduled Subordinated Bonds Redemption Date set out in the Subordinated Bonds Redemption Schedule.

In the event of a disposal as permitted under paragraph (i) and (ii) above, the cash proceeds and the net proceeds from the conversion of non-cash considerations shall be paid into the Redemption Account. Only the net proceeds equivalent to (a) in the case of paragraph (i) above, all unpaid future Subordinated Bonds Maximum Redemption Limits, the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any, and unpaid Subordinated Bonds Interest on Shortfall Amount or (b) in the case of paragraph (ii) above the aggregate of (x) the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits (where applicable, excluding any portion of unpaid future Subordinated Bonds Maximum Redemption Limits transferred to the purchaser); (y) nominal value of the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any; and (z) nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula, shall be utilised towards prepayment of the Bonds and the AMB Debts on a pro rata basis. The excess net proceeds, if any, over and above the net present value of the Dedicated Dividend or the aforesaid amounts shall be used for tender in the manner of a cash tender exercise as provided in the AMB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement respectively; and

(q) Dilution of effective shareholding in Silverstone (other than by disposal): dilute or cause a dilution of AMB's effective percentage shareholding in Silverstone (by any means whatsoever other than by disposal) save and except for the following:

(i) Dilution of majority shareholding

where the dilution of AMB's effective shareholding in Silverstone will result in AMB's effective shareholding in Silverstone being reduced to less than fifty per cent (50%) plus one (1) share and AMB shall pay or procure payment of monies into the Redemption Account (to be utilised towards prepayment of the the Bonds and the AMB Debts on a pro rata basis) equivalent to, the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits, the nominal value of Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any and the nominal value of the unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of Silverstone under the Subordinated Bonds to AMB shall be released and discharged accordingly.

(ii) Dilution of minority shareholding

where the dilution of AMB's effective percentage shareholding in Silverstone will not result in AMB group's effective shareholding in Silverstone being reduced to less than fifty percent (50%) plus one (1) share and AMB shall pay or procure payment of monies into the Redemption Account (to be utilised towards prepayment of the Bonds and the AMB Debts on a pro rata basis) equivalent to the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits (where applicable, excluding any portion of unpaid future Subordinated Bonds Maximum Redemption Limits transferred to the existing shareholder(s) of Silverstone who would increase their shareholding in Silverstone or the shareholder(s) of the Silverstone), the nominal value of the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any; and the nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of Silverstone under the Subordinated Bonds to AMB shall be released and discharged accordingly.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB DEBTS

In respect of the SPV Debts, the following additional covenant shall apply:-

SPV Activities: notwithstanding other provisions in this clause above:

(i) create, incur, assume, suffer or permit to exist over all or any of its business or assets any Security Interest other than those permitted under the SPV Facility Agreement or other Issue Documents;

(ii) create, incur, assume, guarantee or permit to exist any Indebtedness with respect to the SPV except any Indebtedness arising from this Agreement;

(iii) save for in the ordinary course of business, dispose any of its assets;

(iv) make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(v) declare or pay any dividend or make any distribution on or in respect of any of its share capital;

(vi) reduce or in any way whatsoever alter its authorised and/or issued share capital;

(vii) add to, delete, vary or amend its constitutional documents or change its financial year;

(viii) enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(ix) enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of its undertaking, business or assets;

(x) enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(xi) save in the ordinary course of business, undertake any investments;

(xii) agree to any termination, waiver or consent to any act or omission which would constitute a breach, or settlement or compromise of any claim with AMB in respect of the AMB Debts;

(xiii) where any provision of the AMB Facility Agreement or any other terms of the AMB Debts makes reference to or requires the approval, consent, certification or opinion of the SPV, so approve, consent, certify or opine without the agreement of the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) to such approval, consent, certification or opinion;

(xiv) amend, supplement, vary or in any way alter or agree to any such amendment, supplement, variation or alteration to any of the provision of the AMB Facility Agreement or any other terms of the AMB Debts;and

(xv) give approval as to any amendment to or any waiver of the rights of AMB under TSWC Undertaking.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB DEBTS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure III

REPRESENTATIONS AND WARRANTIES

Save as disclosed to the Trustee/Facility Agent as at the date of the AMB Trust Deed, the Facility Agreement or the SPV Facility Agreements, AMB/SPV represents and warrants to the Trustee/Facility Agent and Bondholders/SPV Debt Holders that:

(a) Contract or commitment: since 30 June 2002, no Scheme Companies has entered into any contract or commitment of an unusual or onerous nature (other than in the ordinary course of business), which, in the context the Bonds/SPV Debts may be material for disclosure in the context of the GWRS and each Scheme Companies has carried on its business in the ordinary and usual course in the context of the GWRS;

(b) Status: AMB, SPV and each Scheme Company is a company duly incorporated under the laws of Malaysia or in the event that any of such companies is not incorporated in Malaysia, the laws of its country of incorporation, and has full power and authority to conduct its business and to execute and deliver and comply with the provisions of the GWRS;

(c) Issue Documents: the creation and issue of the Bonds/SPV Debts and the execution and delivery of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements and the GWRS Documents, and the performance of the terms herein and therein have been duly authorised by AMB/SPV and that the same constitute or will constitute legal, valid and binding obligations of AMB enforceable in accordance with their respective terms;

(d) Powers and authorisations: the execution and delivery by AMB and/or the SPV of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements does not and will not infringe any applicable law or regulation and are not and will not be contrary to the provisions of the Memorandum and Articles of Association of AMB and/or the SPV and will not infringe any terms of, or constitute a default under, any instrument or agreement to which AMB and/or the SPV is a party or by which it or its property is bound;

(e) Litigation: no Scheme Company is involved in, nor has AMB and/or the SPV knowledge of any threat or circumstances likely to lead to, any litigation or arbitration or administrative proceedings which might, individually or in the aggregate, be material in the context of the GWRS;

(f) Consents: that all consents, clearances, approvals, authorisations and orders of any court, government department or other regulatory body in Malaysia or elsewhere and all corporate consents, approvals and authorisations required by AMB or the SPV for or in connection with the execution and delivery of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements and the Issue Documents have been obtained and will remain in full force and effect;

(g) Taxation: all necessary returns have been delivered by or on behalf of AMB, SPV and each Scheme Company to the relevant taxation authorities and none of them is in default in the payment of any taxes, and no claim is being asserted with respect to taxes which is not disclosed in the relevant financial statements;

(h) Information: the information furnished by AMB/SPV and each Scheme Company in connection with the Scheme does not contain any untrue statement or omit to state any fact the omission of which makes the statements therein, in the light of the circumstances under which they were made, misleading, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by AMB/SPV;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB DEBTS

(i) No Immunity: in any proceedings taken in Malaysia or else where in relation to the GWRS, neither AMB, SPV nor any Scheme Company will be entitled to claim for itself or any of its respective assets immunity from suit, execution, attachment or other legal process;

(j) No cross default: save as disclosed in writing to the Trustee prior to execution of the AMB Trust Deed of matters which may have a material adverse effect on AMB, SPV or any Scheme Company, and in the case where remedial action is required to be taken by AMB or procured to be taken by AMB or the SPV in respect of any Scheme Company as a consequence of such disclosure, AMB or the SPV has remedied or procured the remedy of these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, no event has occurred which constitutes, or which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute, a contravention of, or default under, any agreement or instrument by which AMB, the SPV or any Scheme Company or any of its/their assets is bound or affected;

(k) Accounts: the audited financial statements (including the income statement and balance sheets) of AMB, the SPV and the Scheme Companies for the year ended 30 June 2002 have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia and give a true and fair view of its financial condition and results of operations for the relevant period, and all liabilities have been fully disclosed or reserved against, and the latest interim accounts of AMB, the SPV and the Scheme Companies have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(l) Material change in financial condition: there has been no material adverse change in the financial condition or operations of AMB, the SPV and the Scheme Companies since 30 June 2002;

(m) No security: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by AMB or the SPV as a consequence of such disclosure, AMB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, none of the assets, properties and rights of AMB, the SPV and each Scheme Company is affected by any security interest and AMB, the SPV and each Scheme Company is not a party to, nor is it/they or any of its/their assets bound by, any order, agreement or instrument under which AMB, the SPV or the Scheme Companies is/are, or in certain events may be, required to create, assume or permit to arise any security interest, other than those security interests created pursuant to the GWRS Documents;

(n) Disclosure: AMB or the SPV has fully disclosed in the Scheme all facts relating to AMB, the SPV and the Scheme Companies which AMB or the SPV knows or should reasonably know and which are material for disclosure to the Trustee/Facility Agent;

(o) Title: AMB, the SPV and each Scheme Company is the beneficial owner or has title to all its respective assets;

(p) Event of Default: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by AMB or the SPV as a consequence of such disclosure, AMB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility, no Event of Default has occurred and/or is continuing;

(q) Dissolution: no step has been taken by AMB or the SPV or its/their shareholders nor have any legal proceedings been started or threatened for the dissolution of the Issuing PLC or the SPV or any of the Scheme;

(r) Conduct of Business: AMB, the SPV and each Scheme Company is conducting its business and operations in compliance with all applicable laws and regulations and all directives of governmental authorities having the force of law;

(s) Section 176 of the Companies Act, 1965: save and except pursuant to the GWRS, no step has been taken by AMB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person in its/their behalf nor have any legal proceedings or applications been started or threatened under section 176 of the Companies Act, 1965 nor has any moratorium been declared or affects AMB, the SPV or any of the Scheme Companies or any part of their debts;

(t) CDRC: save and except pursuant to the GWRS, no step has been taken by AMB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person on its/their behalf to apply to the former Corporate Debt Restructuring Committee for the restructuring of the debts of AMB, the SPV or the Scheme Companies; and

(u) Divestment Assets: AMB has, prior to the date hereof, fully disclosed to the Security Trustee and the Monitoring Accountant the details in respect of the Divestment Assets.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Save as defined, words and terms used herein are as defined in the draft SPV Facility Agreement.

PRINCIPAL TERMS AND CONDITIONS OF THE SPECIAL PURPOSE VEHICLE CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS")

Borrower	:	AMB Harta (L) Limited, a wholly owned subsidiary of AMB, incorporated in Labuan ("SPV").
Facility Agent	:	KPMG Labuan Trust Company Sdn Bhd.
Status and Ranking	:	The SPV Debts constitute direct, unsubordinated and secured obligations of the SPV.

The indebtedness of the SPV to the SPV Debt Holders arising under or in connection with the SPV Debts and the other Issue Documents are secured in the following manner:

(i) in respect of Class B SPV Debts, by all Security Documents; and

(ii) in respect of Class C SPV Debts, by all Security Documents,

subject always to the provisions of and in such priorities as are set out in the Priority and Security Sharing Agreement.

The corresponding tranches/classes of the Bonds and Debts rank *pari passu* with each other in respect of the Additional Security. The Class B SPV Debts will rank in priority to the Class C SPV Debts. Lenders of the SPV Debts rank in priority to all other creditors in respect of the Additional Security. Lenders of the SPV Debts rank *pari passu* with all other unsecured and unsubordinated creditors of AMB in respect of assets of AMB which are not part of the Additional Security.

"Issue Documents" means the explanatory statement issued by AMB to its scheme creditors, the Trust Deed, the Facility Agreement, the Bonds, SPV Debts the Depository and Paying Agency Agreement, the Security Documents, Priority and Security Sharing Agreement and all other documents executed in connection with the Bonds and SPV Debts.

"Security Documents" means the documents executed or to be executed from time to time to secure the secured indebtedness of the Issuer, the SPV and the security parties arising under or in connection with the Issue Documents.

"Additional Security" means the security created over the assets proposed to be divested in accordance with AMB's divestment programme and certain other assets more particularly set out in the Priority and Security Sharing Agreement.

"Priority and Security Sharing Agreement" means the agreement to be made between the trustee for the Bonds, the security trustee, AMB, the SPV, each security party and the Facility Agent relating to the priority and sharing of security in respect of the secured property.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Tranches of SPV Debt	:	The tranches of SPV Debts are as follows: Class B (a) SPV Debts Class B (b) SPV Debts[1] Class C SPV Debts The Class B(a) SPV Debts and Class B(b) SPV Debts have the same governing terms and conditions as set out herein.
Amount	:	Class B (a) SPV Debts — USD72.87 million in net present value (USD84.01 million in nominal amount) Class B (b) SPV Debts — USD24.25 million in net present value (USD28.24 million in nominal amount) Class C SPV Debts — USD28.85 million in net present value (USD40.93 million in nominal amount)
Tenure	:	Class B (a) SPV Debts — 7 Years Class B (b) SPV Debts — 7 Years Class C SPV Debts — 10 Years
Yield to Maturity	:	The cash yield to maturity for the SPV Debts are as follows: Class B (a) SPV Debts — 4.00% Class B (b) SPV Debts — 4.00% Class C SPV Debts — 4.00%
Denomination and Constitution	:	The SPV Debts will be denominated in United States Dollars and denominations of USD1.00. The SPV Debts will be constituted by a Facility Agreement to be entered into between the SPV and the Facility Agent for the benefits of the lenders of the SPV.
Repayments	:	Yearly repayment on the Repayment Dates.
Early Repayment Following Repayment Of the AMB Debts	:	In the event there is early repayment of the AMB Debts, SPV is obliged to utilise the proceeds from such early repayment of the AMB Debts to make early repayment of the SPV Debts. Early repayment of the SPV Debts will proceed in chronological order of Repayment Dates, commencing with the Repayment Date next following the date of the latest repayment of the SPV Debts and on a *pro rata* basis amongst the SPV Debts. In the event of an early repayment of Class B SPV Debts and Class C SPV Debts having the same Repayment Date, those outstanding Class B SPV Debts shall be fully repaid before early repayment of the Class C SPV Debts. The amount payable by SPV on early redemption shall be calculated in accordance with the formula set out in Section 6.14 of this Circular.

[1] Issued to Contingent Lenders of Lion Rubber Industries Pte Ltd

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Purchase :	In the event that AMB and/or its subsidiaries purchase the AMB Debts pursuant to the AMB Facility Agreement, the SPV is obliged to purchase the corresponding SPV Debts from the relevant SPV Debt Holders at the same price at which AMB and/or its subsidiaries purchase the AMB Debts.
Interest on Late Payment :	One per cent (1%) per annum above the relevant Yield to Maturity applicable to that SPV Debt on such amounts due up to but excluding the day upon which payment in full is in fact made.
Payment of Back-End Amount and Loyalty Payment :	The SPV shall pay to the Class B SPV Debt Holders and Class C SPV Debt Holders in cash, immediately upon receiving the Back-end Amount (calculated in accordance with the formula set out in the Appendix to the Circular) from AMB under the AMB Facility Agreement.

The SPV shall pay to the Class B SPV Debt Holders and Class C SPV Debt Holders in cash, immediately upon receiving the Loyalty Payment in addition to the cash Yield to Maturity from AMB under the AMB Facility Agreement:

Type	Loyalty Payment
Class B SPV Debts	Up to 0.75%
Class C SPV Debts	Up to 0.75%

The amount of Back-End Amount and Loyalty Payment is conditional upon the full redemption/repayment of all classes of Bonds/SPV Debts, and subject to the extent of the apportioned Relevant Amount, namely, cash amount calculated as follows:

(i) excess of the actual aggregate over the forecast/projected aggregate net divestment proceeds from the Group Divestment Programme for AMB and its group of companies during the period from the Issue Date to the date of full redemption/repayment of the Bonds/SPV Debts;

(ii) excess of the audited aggregate over the forecast/projected aggregate profit available to the Silverstone's shareholders during the period from the Issue Date to the date of full redemption/repayment of the Bonds/SPV Debts; and

(iii) the Loyalty Payment and Back-End Amount from the ACB Bonds and the Loyalty Payment from the CPB Inter-co Repayment backing the Bonds and the SPV Debts during the period from the Issue Date to the date of full redemption/repayment of the Bonds/SPV Debts.

Priority of payment of the Back-End Amount and Loyalty Payment from the Relevant Amount is set out in Section 6.16 of this Circular.

Transfer Restrictions :	The SPV Debts issued to creditors who are non Malaysian residents are freely transferable whilst the SPV Debts issued to Malaysian residents are not transferable.
Taxation :	All payments made by the SPV to the Debt Holders will be made in full without any deduction or withholding unless required by law.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Events of Default	:	Customary events of default and consistent to those applicable to the AMB Bonds and the AMB Debts. These are set out in Annexure I.
Remedy Period	:	14 days — monetary defaults 30 days — non monetary defaults 3 months — where remedy involves a proposed placement issue 6 months — where remedy involves a proposed rights issue
Declaration of Default	:	The Facility Agent may at its discretion declare or refrain from declaring an Event of Default save and except that: a) The Facility Agent shall declare an Event of Default upon the instructions of the Class B Bondholders and Class B SPV Debt Holders by Class B Special Resolution; or, in the event that there are no Outstanding Class B Bonds and no outstanding SPV Debts owed to Class B SPV Debt Holders, by Class C Special Resolution; or b) The Facility Agent shall not declare an Event of Default unless instructed by the Bondholders/Debt Holders in the manner under sub (a) above in the circumstances under Clause 9.1(p), (r), (s), t(xii) and t(xiii) of the SPV Facility Agreement. Notwithstanding the above, the Facility Agent shall be deemed to have declared an Event of Default where the AMB redeem the Bonds without making payments to the relevant portion of the AMB Debts.
Covenants	:	Customary covenants for an exercise of this nature and consistent to those applicable to the AMB Bonds and the AMB Debts. These are set out in Annexure II.
Representations and Warranties	:	Customary representations and warranties in relation to an exercise of this nature and consistent to those applicable to the AMB Bonds and the AMB Debts. These are set out in Annexure III.
Governing Law	:	Malaysian law.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure I

EVENTS OF DEFAULT

If at any time and for any reason, whether within or beyond the control of AMB/SPV, any one of the following events occurs, that is to say:

(a) Non-payment: AMB fails to pay any sums due under the GWRS Documents:

(i) where a valid Rights Issue Notice has been given, within one hundred and eighty (180) days of such sums becoming due PROVIDED THAT AMB shall at all times comply with the provisions of the Rights Issue covenants set out in Annexure I(a) herein and in the event AMB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(ii) where a valid Private Placement Notice has been given, within ninety (90) days of such sums becoming due PROVIDED THAT AMB shall at all times comply with the provisions of the Private Placement covenants set out in Annexure I (b) herein and in the event AMB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(iii) in all instances (other than pursuant to sub-clauses (a)(i) or (ii) above), within fourteen (14) days of such sums becoming due;

(b) Rights Issue/Private Placement: AMB fails to observe or perform any of the Rights Issue covenants or the Private Placement covenants set out in Annexure I (a) and (b) herein respectively;

(c) Breach of obligations: failure of either AMB or any Scheme Company or any Security Party to observe or perform any of its/their respective obligations under any Issue Documents (other than in respect of AMB's obligations under paragraphs (a) and (b) above) which is not remedied to the satisfaction of the Trustee/Facility Agent within thirty (30) days after receipt by AMB or the respective Scheme Companies or the respective Security Party of a notice from the Trustee/Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(d) Appointment of receiver, legal process: an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of AMB or any Scheme Companies or any Security Party to values in excess of five per cent (5%) of the Consolidated NTA of AMB, or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(e) Composition or winding up: AMB or any Scheme Companies or any Security Party convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of AMB or such Scheme Companies or such Security Party, as the case may be, or a petition for winding up is presented against AMB or such Scheme Companies or such Security Party, as the case may be, and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

(f) Unlawfulness: it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for AMB or any Scheme Companies or any Security Party to perform or comply with any one or more of their respective obligations under any of the GWRS Documents;

(g) Misrepresentation: any representation, warranty or statement which is made by AMB or any Scheme Companies or any Security Party which is contained anywhere else or in connection herewith proves to be incorrect in any material respect;

(h) Cessation of business: AMB or any Scheme Company or any Security Party changes the nature or scope of its/their business, suspends a substantial part of the present business operations which it/they now conduct directly or indirectly, or any governmental authority expropriates or threatens to expropriate all or part of its/their assets;

(i) Cross-default: any indebtedness of AMB or any Scheme Company or any Security Party becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by AMB or any Scheme Company or any Security Party is not discharged at maturity or when called or AMB or any Scheme Companies or any Security Party goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(j) Litigation: any litigation, arbitration, winding up or administrative proceeding is filed against AMB or any Scheme Companies or any Security Party PROVIDED THAT the amount of such claim filed shall be in excess of five per cent (5%) of the Consolidated NTA of AMB;

(k) Ineffective or invalid provision: any provision of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement or the GWRS Documents or any Security Documents is or becomes, for any reason, invalid or unenforceable or if any law is brought into effect which purports to render ineffective or invalid any provision of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement or the GWRS Documents or any Security Documents;

(l) Judgment outstanding: any judgments in an amount in excess five per cent (5%) of the Consolidated NTA of AMB as at the date of the judgement shall be entered against AMB or any Scheme Companies or any Security Party unless an application has been made by AMB or such Scheme Company or such Security Party to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(m) Licence: any licence, authorisation, approval, consent, order, exemption, registration is suspended or is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect and such revocation results in AMB or any Scheme Company or any Security Party ceasing its/their business operations;

(n) Nationalisation: save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Trustee/Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of AMB or any Scheme Companies or any Security Party shall be condemned, seized or otherwise appropriated;

(o) Moratorium and/or Restraining Order: AMB or any Scheme Company or any Security Party obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of indebtedness or other suspension of payments generally;

(p) Jeopardy: any securities created in any of the Security Documents or otherwise is in jeopardy or ineffective;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(q) Repudiation: AMB or any Scheme Companies or any Security Party repudiates or take steps to repudiate the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement or any Issue Documents or any GWRS Document is alleged by AMB or any Scheme Companies or any Security Party not to be in proper legal form for the enforcement thereof in the courts of Malaysia or laws of any applicable jurisdiction;

(r) Change in Substantial Shareholder: save in accordance with the Scheme and pursuant to the GWRS, there is any change in the controlling shareholders of AMB or any Scheme Companies or any Security Party (where for the purposes of this clause, "controlling shareholder" shall be defined as a shareholder with a shareholding of thirty three per cent (33%) or more in the relevant company); or

(s) Material Adverse Change: any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of AMB or any Scheme Companies or any Security Party;

In respect of the SPV Debts, the following additional event of default shall apply:-

(I) SPV: any of the following occurs:

(i) the SPV fails to pay any sums due under the SPV Facility Agreement or other Issue Documents within fourteen (14) days of such sums becoming due;

(ii) the SPV fails to observe or perform any of its obligations under the SPV Facility Agreement or other Issue Documents (other than the payment obligation referred to in paragraph (i) above) which is not remedied to the satisfaction of the Facility Agent within thirty (30) days after receipt by the SPV a notice from the Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(iii) an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of the SPV or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(iv) the SPV convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of the SPV or a petition for winding up is presented against the SPV and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

(v) it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for the SPV to perform or comply with any one or more of their respective obligations under the SPV Facility Agreement or other Issue Documents;

(vi) any indebtedness of the SPV becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by the SPV is not discharged at maturity or when called or the SPV goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(vii) any litigation, arbitration, winding up or administrative proceeding is filed against the SPV;

(viii) any judgments shall be entered against the SPV unless an application has been made by the SPV to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(ix) save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of the SPV shall be condemned, seized or otherwise appropriated;

(x) the SPV obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of indebtedness or other suspension of payments generally;

(xi) the SPV repudiates or takes steps to repudiate the SPV Facility Agreement or any other Issue Documents;

(xii) there is any change in the shareholding of the SPV; or

(xiii) any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of the SPV,

then, whether or not any such Event of Default is continuing, the Trustee/Facility Agent may or shall if so instructed by the relevant holders of the AMB Bonds/SPV Debts by Special Resolution (other than in circumstances described in sub-clauses (p), (r), (s), and in respect of the SPV Debts, (I)(xii) and (I)(xiii) above, in respect of which the Trustee/Facility Agent shall only act in accordance with the instructions of the holders of the AMB Bonds/SPV Debts) declare by notice in writing to AMB/SPV that an Event of Default has occurred whereupon :

(i) all amount payable under the GWRS Documents shall become immediately due and payable; and

(ii) without further notice to AMB/SPV, institute such proceedings and take such steps as it thinks fit including enforcing remedies under each of the GWRS Documents.

Each of the paragraphs above is to be construed independently and no one Event of Default limits the generality of any other Event of Default.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure I (a)

RIGHTS ISSUE COVENANTS

AMB further covenants and undertakes with the SPV and the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds/AMB Debts have been discharged:

(a) SC Submissions: if a Rights Issue Notice has been given, AMB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Rights Issue; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV/Trustee to a change in the utilisation of the proceeds of the Rights Issue or a change in the amount to be raised by the Rights Issue, unless even after the change, sufficient funds would be raised by AMB to make all payments which are overdue.

For the purpose of this clause, a Rights Issue Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that AMB proposes to carry out a Rights Issue for the purpose of raising funds to pay for some or all of such Bonds/AMB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Rights Issue; and
(ee) provide particulars of the timing of the Rights Issue, the amount to be raised, the basis of the Rights Issue and the proposed issue price of the new shares;

(b) SC approval: AMB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as shall be required under any law (the "Other Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Other Approving Authority to the Rights Issue, AMB shall notify the SPV, Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or the Other Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or Other Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Other Approving Authority, within seven (7) days from the date of submission to the Securities Commission or the Other Approving Authority, as the case may be;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(d) Results of appeal: in the event that an appeal has been made by AMB to the Securities Commission, AMB shall use its best endeavours to obtain the decision approval or rejection of the Securities Commission or the Other Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of receipt of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Other Approving Authority, AMB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee/Facility Agent and the Securities Commission or the Other Approving Authority of either (a) its acceptance of all conditions imposed by the Securities Commission or the Other Approving Authority; or (b) its intention to discontinue with the Rights Issue;

(f) Books closure: AMB shall declare the books closure date in respect of a Rights Issue referred to in a Rights Issue Notice no later than one hundred and ten (110) days after the due date for the redemption of the Bonds to which the Rights Issue relates; and

(g) Shareholders and other approvals: AMB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Rights Issue prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft AMB AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure I(b)

Private Placement Covenants

AMB further covenants and undertakes with the SPV, the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds have been discharged:

(a) SC Submissions: if a Private Placement Notice has been given, AMB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Private Placement; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV/Trustee to a change in the utilisation of the proceeds of the Private Placement or a change in the amount to be raised by the Private Placement, unless even after the change, sufficient funds would be raised by AMB to make all payments which are overdue.

For the purpose of this clause, a Private Placement Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that AMB proposes to carry out a Private Placement for the purpose of raising funds to pay for some or all of such Bonds/AMB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Private Placement; and
(ee) provide particulars of the timing of the Private Placement, the amount to be raised, the basis of the Private Placement and the proposed issue price of the new shares;

(b) SC approval: AMB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as may be required under law ("Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant ;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Approving Authority as the case may be to the Private Placement, AMB shall notify the SPV and the Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or such Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or the Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Approving Authority, as the case may be, within seven (7) days from the date of submission to the Securities Commission or the Approving Authority as the case may be;

(d) Results of appeal: in the event that an appeal has been made by AMB to the Securities Commission or the Approving Authority as the case may be, AMB shall use its best endeavours to procure the decision, approval or rejection of the Securities Commission or such Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Approving Authority as the case may be, AMB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee, the Security Trustee, the Monitoring Accountant and the Securities Commission or the Approving Authority, as the case may be of either (i) its acceptance of all conditions imposed by the Securities Commission or such Approving Authority; or (ii) its intention to discontinue with the Private Placement; and

(f) Shareholders and other approvals: AMB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Private Placement prior thereto.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure II

POSITIVE COVENANTS

AMB/SPV covenants and undertakes with the SPV, the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder and under the Bonds/LLB Debts have been discharged:

(a) Conduct of business: AMB will and the SPV will ensure that AMB conduct its business and affairs with due diligence and efficiency and in accordance with sound financial and commercial standards and practices and in accordance with its constitutional documents;

(b) Financial Information: at some date no later than two (2) months after the expiration of each quarter of the financial year of AMB, AMB/SPV shall cause to be made out and lodged with the Kuala Lumpur Stock Exchange and the Trustee/Facility Agent a consolidated balance sheet and profit and loss account of such quarterly period of AMB and the SPV;

(c) Default: if AMB/SPV becomes aware of the occurrence of an Event of Default it will forthwith notify the SPV, the Trustee/Facility Agent and provide the SPV, the Trustee/Facility Agent with full details of any steps which it is taking, or is considering taking, in order to remedy or mitigate the effect of the Event of Default or otherwise in connection with it and it will take such reasonable steps as may be required by the SPV, the Trustee/Facility Agent in order to remedy or mitigate the effect of the Event of Default;

(d) Capital Expenditure: AMB/SPV shall seek prior consent of the SPV, the Trustee/Facility Agent acting on the instructions of Bondholders/SPV Debt Holders by Ordinary Resolution before AMB and/or any of its subsidiaries incurs any capital expenditure:

   (i) for any new investment which is not within the core business(es) of AMB or such subsidiary set out in the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement; or

   (ii) exceeding twenty five per cent (25%) of the Consolidated NTA of AMB;

(e) Consents and Licences: AMB will and the SPV will and will cause AMB to obtain and promptly renew from time to time upon request by the SPV, the Trustee/Facility Agent and promptly deliver to the SPV, the Trustee/Facility Agent certified true copies of, any authorisation, approval, consent, licence, exemption, registration, recording, filing or notarisation as may be necessary to ensure the validity, enforceability or priority of each Issue Document or the rights of the SPV, the Trustee/Facility Agent under the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement and any other agreement related therewith, and AMB will and the SPV will ensure that AMB comply with the terms and conditions of all such authorisation, approval, consent, licence, exemption, registration, recording, filing and notarisation, including but not limited to the terms and conditions of the approval from the Securities Commission in respect of the GWRS;

(f) Insurance: AMB will and the SPV will ensure that AMB will at all times arrange for and maintain full insurable value and such insurance in respect of its insurable assets and the assets of each Scheme Companies and any Security Party and any Security Party against all risks (including third party risks) which a prudent company carrying on a business similar to that of AMB, each Scheme Companies and each Security Party would normally insure;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(g) Compliance with Group Divestment Programme: AMB shall and the SPV will cause that AMB ensure that the Monitoring Accountant shall be actively involved with the monitoring of AMB's efforts and actions in relation to its Group Divestment Programme as provided in the GWRS and AMB shall furnish quarterly reports on the progress of the Group Divestment Programme to the Monitoring Accountant and render all such assistance and co-operation and provide all such information, documents and reports as may be requested from time to time by the Monitoring Accountant;

(h) Ranking: the liabilities of AMB/SPV under the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement rank and will rank prior in point of priority to all its other unsecured and unsubordinated liabilities (both actual and contingent) except:

(i) liabilities which are subject to liens or rights of set-off arising in the normal course of trading and the aggregate amount of which is not material; and

(ii) liabilities which are preferred solely by Malaysian law and not by reason of any Security Interest;

(i) Subordination: AMB will and the SPV will ensure that AMB to ensure that all and any advances by its directors or shareholders (other than the Scheme Creditors holding shares in AMB pursuant to the GWRS) to it are to be subordinated to its liabilities to the SPV/Trustee under the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements;

(j) Preparation of accounts: AMB/SPV and the Scheme Companies and any Security Party and any Security Party will and the SPV will ensure that the parties will prepare financial statements on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(k) Record on business: AMB/SPV will and the SPV will ensure that AMB will maintain and cause to be maintained records adequate to record and reflect the operations and financial condition of AMB, the SPV and each Scheme Companies and each Security Party, and it will at all times permit and procure permission for the Trustee/SPV or the Facility Agent or its agents and servants at all reasonable times to have access to and to inspect its books of accounts and records of AMB and each Scheme Company relating to its respective business at any office, branch or place of business of AMB or elsewhere;

(l) Appointment of Monitoring Accountant: AMB shall appoint or permit the Trustee/Facility Agent, as the case may be to appoint at AMB's cost and expense and with written notice to AMB, such reputable professional monitoring accountant acceptable to the Trustee/Facility Agent for the purposes of ensuring that the obligations created under the GWRS are carried out in accordance with the terms and conditions of the GWRS Documents and in accordance with normal industry practice. AMB shall and the SPV will cause AMB to ensure that there shall be a Monitoring Accountant appointed at all times during the tenure of the Bonds/SPV Debts and until full repayment of the Secured Indebtedness;

(m) Litigation: AMB will and the SPV will ensure that AMB promptly notify the Trustee/Facility Agent, as the case may be of:

(i) any default or event of default under any other contractual obligation of AMB, the Scheme Companies or the Security Party; or

(ii) any litigation investigation or proceeding which may exist at any time between AMB or the Scheme Companies or the Security Party; or

(iii) any litigation or proceeding before any court or governmental regulatory agency affecting AMB or the Scheme Companies or the Security Party;

if so requested by the SPV, the Trustee/Facility Agent or if the value of such contractual obligation, litigation, investigation or proceeding is equal to or exceeds five per cent (5%) of the Consolidated NTA of AMB.

Each such notice pursuant to this sub-clause shall be given by AMB to the SPV, the Trustee/Facility Agent, as the case may be, not later than fourteen (14) days after AMB has knowledge of the occurrence referred to therein;

(n) Taxes: AMB/SPV, each Scheme Companies and each Security Party will pay and discharge all taxes, assessments and governmental charges or levies imposed on it/them;

(o) Authorised Signatories: AMB/SPV, the Scheme Companies and the Security Party will forthwith notify the SPV, the Trustee/Facility Agent if any of AMB's, SPV's or the Scheme Companies or the Security Party' authorised signatories are no longer authorised to act on AMB's, SPV's or the Scheme Companies or the Security Party' behalf in relation to the Scheme;

(p) Appointment of Auditors: AMB will and will cause the Scheme Companies and the Security Party to nominate such auditor or firm of auditors which are either:

(i) auditors of AMB or any Scheme Companies and any Security Party as at the date of the AMB Trust Deed, AMB Facility Agreement and SPV Facility Agreement; or

(ii) on the panel of any financial institution in Malaysia as at the date of their appointment,

in respect of any matter connected with the accounts and operations of AMB, the Scheme Companies and the Security Party respectively;

(q) Punctual Payment: AMB/SPV will punctually pay all amounts due and will perform and cause and procure the Scheme Companies and the Security Party to perform all its/their obligations under the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement and/or the Issue Documents;

(r) Payment of Outgoings: AMB/SPV, the Scheme Companies and the Security Party will punctually pay all quit rents, rates, taxes and all outgoings payable in connection with or arising out of AMB's/SPV's, the Scheme Companies and the Security Party' business, assets or properties and AMB, the Scheme Companies and the Security Party will furnish to the Trustee/Facility Agent the receipts for all such payments; and

(s) Further assurance: AMB/SPV, the Scheme Companies and the Security Party will at its/their own cost and expense, execute, sign, perfect, register every document, act or thing as in the opinion of the SPV, the Trustee/Facility Agent may be necessary or desirable for the implementation, perfection, maintenance and subsequent amendments of the GWRS Documents.

In respect of the SPV Debts, the following additional covenants shall apply:-

(I) AMB Debts: the SPV will observe its obligations and exercise its rights with respect to the AMB Debts, and promptly notify the Facility Agent of any occurrence of an event giving or which may give rise to a claim or constituting or may constitute a breach thereunder or hereunder and the SPV will immediately provide to the Facility Agent all relevant information in respect of the AMB Debts;

(II) Direction from Facility Agent: the SPV will implement and put into effect any direction given by the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) on all matters in connection with the AMB Debts pursuant to the terms and conditions of the SPV Facility Agreement

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

NEGATIVE COVENANTS

AMB/SPV covenants and undertakes with the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder have been discharged, AMB/SPV will not without the written consent of the Trustee/Facility Agent (acting on the instructions of the Bondholders/SPV Debt Holders by Ordinary Resolution) first had and obtained:

(a) Negative Pledge: AMB will not and the SPV will not allow AC to create, incur, assume, suffer or permit to exist over all or any part of its or any of its subsidiaries' or any Scheme Companies or any Security Party' business or assets any security interest other than:

   (i) those permitted under the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement or the Issue Documents;

   (ii) any security interest created on an asset acquired by AMB or any of its subsidiaries after the date of the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreements securing indebtedness incurred solely to finance the purchase of such asset and the indebtedness secured does not exceed and is not capable of exceeding the purchase price of such asset;

   (iii) any security interest created on an asset acquired by AMB after the date of the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreements the purchase of which is funded from the proceeds of new equity or proceeds which are not Dedicated Cashflow;

(b) Indebtedness: AMB will not and the SPV will not not create, incur, assume, guarantee or permit to exist any Indebtedness with respect to AMB, its subsidiaries, the Scheme Companies and the Security Party except:

   (i) any Indebtedness arising from the AMB Trust Deed, the AMB Facility Agreement and the SPV Facility Agreement;

   (ii) any other Indebtedness which has been disclosed in writing by AMB to the Trustee/Facility Agent prior to the date of the AMB Trust Deed, the AMB Facility Agreement and SPV Facility Agreement; and

   (iii) the following indebtedness:

      (1) the outstanding principal amount of any bank borrowings in respect of assets acquired, existing as at the relevant date of the acquisition of those assets and disclosed in writing to the Trustee/Facility Agent prior to the date of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreements, in relation to which there shall be no recourse whatsoever to AMB or any of its subsidiaries or any Scheme Company, as the case may be. For avoidance of doubt, any indebtedness arising or incurred or assumed on or after the date of acquisition (including any amounts refinanced or restructured) or not otherwise disclosed to the Trustee/Facility Agent prior to the date of the AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreements shall be included in the computation of Permitted Indebtedness below; and

      (2) the outstanding bank borrowings of the Excluded Companies, the terms of which shall not include any recourse whatsoever against AMB; and

   (iv) any Permitted Indebtedness.

For the purposes of this clause, "Permitted Indebtedness" means, at any time, any indebtedness for borrowed moneys incurred or assumed by AMB, any of its subsidiaries and any Scheme Company in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of AMB, any of its subsidiaries and any Scheme Company at the time of its incurrence does not exceed the following limits:

(1) where the total amounts made for the redemption and purchase of the Bonds and the total amounts made for the redemption and purchase of the SPV Debts (collectively, "Redemption and Repayment Amounts") paid by AMB and/or the SPV up to that time is less than 50% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 20% of that Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time;

(2) where the Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time is equal to or exceeding 50% but less than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and SPV Debts, the limit shall be 35% of that Redemption and Repayment Amounts paid by AMB up to that time; and

(3) where the total Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time is equal to or more than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 50% of that total Redemption and Repayment Amounts paid by AMB and/or the SPV up to that time,

(c) Disposal of assets/shares: AMB will not and the SPV will not allow AMB to dispose or permit any of its subsidiaries or any Scheme Company to dispose any of the following:

(i) assets/shares in the Group Divestment Programme:

(aa) where the disposal price of such asset/share is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share. For the purposes of this sub-clause, the market value of the asset/share shall be determined by an independent professional valuer appointed by AMB, its subsidiaries or the Scheme Companies and any Security Party, and a copy must be sent to the SPV, the Trustee/Facility Agent for its consideration no later than two (2) months prior to the Trustee/Facility Agent giving its written approval, and such valuation shall have been carried out not more than six (6) months prior to the date of the sale of the such asset/share; and/or

(bb) where the disposal price of such asset/share is equal to or more than Ringgit Malaysia Five Million (RM5,000,000.00); and/or

(cc) where the sale of such asset/share is to a Related Party;

and

(ii) assets/shares not in the Group Divestment Programme (save and except for assets/ shares acquired by AMB, any of its subsidiaries or any Scheme Company after the date of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements the purchase of which are funded from monies other than Dedicated Cashflow) where the disposal price of such asset/share:

(1) is:

(aa) more than Ringgit Malaysia Twenty Five Million (RM25,000,000.00); or

(bb) twenty per cent (20%) or more of the audited Consolidated NTA of AMB,

whichever is the lower; and

(2) is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share,

in which event AMB, its subsidiaries or the Scheme Companies or the Security Party shall forward to the SPV, the Trustee/Facility Agent prior to the disposal of such asset/share, the valuation report carried out on such asset/share (not more than six (6) months prior to the date of the sale of the such asset/share) which market value shall be determined by an independent professional valuer appointed by AMB, its subsidiaries or the Scheme Companies or the Security Party, and the net proceeds from the disposal of such assets/shares exceeding Ringgit Malaysia Two Million (RM2,000,000.00) shall be deposited into the Escrow Account to be held by the Security Trustee for the benefit of the Bondholders, the SPV Debt Holders and AMB PROVIDED ALWAYS THAT the net proceeds from the disposal of such assets/shares shall be utilised towards the redemption of the Bonds and the SPV Debts in the following percentages:

Net Proceeds of assets/shares (on per disposal basis) (RM)	Bondholders/ SPV Debt Holders	Issuer
Up to 2,000,000.00	-	100%
From 2,000,001.00 up to 5,000,000.00	50%	50%
Thereafter, in excess of 5,000,000.00	70%	30%

For the avoidance of doubt, "Net Proceeds" shall mean the balance of the proceeds from any disposal of assets/shares after deducting taxes payable in respect of that disposal and any direct incidental expenses related thereto. Further, AMB may utilise its share of the Net Proceeds as set out above without restrictions.

For the purposes of this clause, it is hereby agreed that separate disposals will be aggregated and treated as if they were one if the terms of such disposal were agreed upon within a period of twelve (12) months. Without prejudice to the generality of the foregoing, the following disposals will also be aggregated for the purposes of this clause:

(A) disposals entered into with the same party or with parties connected with one another within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965;

(B) disposals involving the disposal of assets/shares in one particular company or entity;

(C) transactions involving the disposal of various parcels of land contiguous to each other;

(d) Loans and advances: AMB will not and the SPV will not allow AMB, save and except for normal trade credit or the making of loans to staff and executive directors pursuant to a staff benefit scheme where such executive directors are included in the scheme, make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(e) Loans to directors, shareholders and related companies: AMB will not and the SPV will not AMB to make any loans to its directors except pursuant to Section 133 of the Companies Act, 1965 or its related or associated companies other than in accordance with the GWRS except pursuant to Section 133A of the Companies Act, 1965 and where the loans proceeds are from rights issues or new borrowings approved hereto;

(f) Dividends: AMB will not and the SPV will not allow AMB to declare or pay any cash dividend (excluding dividends equivalent to one per cent (1%) of par value of the shares to such companies or such amount which is required to maintain its trustee status) or make any other cash distribution on or in respect of any of its share capital;

(g) Prepayment of other loans: AMB will not and the SPV will not allow AMB to make any prepayment of any other loans or indebtedness if there are any monies outstanding under the AMB Trust Deed, the AMB Facility Agreement or the SPV Facility Agreements which is overdue and unpaid save and except where such source of prepayments are not from the Redemption Account or any Dedicated Cashflow and AMB; each Scheme Companies and each Security Party are not in default under the terms of the GWRS Documents;

(h) Share Capital: AMB will not and the SPV will not allow AMB, save and except for the exercise of a rights issue, reduce or in any way whatsoever alter, its authorised and/or issued shares in existence at the date hereof;

(i) Constitutional documents: AMB will not and the SPV will not allow AMB to add to, delete, vary or amend its constitutional documents or change its financial year;

(j) Redemption of share capital: AMB will not and the SPV will not allow AMB to redeem any share capital (except where such shares may only be redeemed out of the proceeds of a fresh issue of ordinary shares of AMB);

(k) Enter into partnership: AMB will not and the SPV will not allow AMB, save in the ordinary course of business of AMB, enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(l) Indebtedness owed to AMB etc: AMB will not and the SPV will not allow SPV to release, surrender, reduce, waive, amend or vary or permit a release, surrender, reduction, waiver, amendment, or variation of the amount of any indebtedness owed to it, any of its subsidiaries or any Scheme Company or any Security Party by any person or the terms upon which the same is outstanding PROVIDED THAT AMB could reduce, amend or vary amounts owing by trade creditors in the ordinary course of business;

(m) Disposal: AMB will not and the SPV will not allow AMB, subject to sub-clause (c) above, enter or allow any of its subsidiaries or any Scheme Companies or any Security Party to enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or any of its subsidiaries or any Scheme Companies or any Security Party or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of AMB's, any of its subsidiaries' or any Scheme Companies or any Security Party' undertaking, business or assets;

(n) Restriction on transaction: AMB will not and the SPV will not allow AMB to enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(o) No Investment: AMB will not and the SPV will not AMB, save in the ordinary course of business, undertake any further investments other than the existing investments disclosed in writing to the Trustee/Facility Agent prior to the execution of the AMB Trust Deed, the AMB Facility Agreement or the SPV Facility Agreements unless financed from additional equity capital or from new borrowings approved hereto or monies otherwise than from the Redemption Account or any Dedicated Cashflow;

(p) Disposal of effective shareholding in Silverstone: disposal of all or any part of AMB's effective shareholding in SFI, save and except for the following:

(i) Sale of majority shareholding in Silverstone: where the disposal of all or such part of AMB's effective shareholding in Silverstone resulting in AMB's effective shareholding in Silverstone being reduced to less than fifty per cent (50%) plus one (1) share in on normal commercial terms and on the basis of arm's length arrangement at a consideration no less than eighty per cent (80%) of the market value (as valued by an independent professional valuer and such valuation to be carried out not earlier than six (6) months before the date of disposal) and where the net disposal proceeds are equal to or exceed the aggregate amounts under paragraphs (1) and (2) below:-

(1) in relation to the Subordinated Bonds, the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits, the nominal value of Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any and nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of the Silverstone under the Subordinated Bonds shall be released and discharged accordingly; and

(2) the Trustee is satisfied that the Subordinated Bonds Inter-company Amount payable by AMB to Silverstone in relation to the Subordinated Bonds are fully extinguished to the extent Silverstone is to be released and discharged of its payment obligations under paragraph (1) above; or

(ii) <u>Sale of minority shareholding of Silverstone:</u> where the disposal of all or such part of AMB's effective shareholding in Silverstone not resulting in AMB's effective shareholding in Silverstone being reduced to less than 50% plus 1 share is on normal commercial terms and on the basis of arm's length arrangement at a consideration where the net disposal proceeds are equal to or exceed the aggregate amounts under paragraphs (1) below:

(1) in relation to the Subordinated Bonds, the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits (where applicable, excluding any portion of unpaid future Subordinated Bonds Maximum Redemption Limits transferred to the purchaser), the nominal value of the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any; and the nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of Silverstone under the Subordinated Bonds shall be released and discharged accordingly;

In the event of a disposal where the consideration consists partly or entirely in non-cash consideration, AMB shall ensure that the non-cash consideration is in the form of asset which are readily convertible into cash (for example, quoted shares) and AMB shall realise and convert such non-cash consideration into cash within the period stipulated below:

(a) in the case of a disposal under item (i) above, at least fifty per cent (50%) of the non-cash consideration shall be converted into cash within twelve (12) months of the date of receipt of the consideration and the balance thereof shall be converted into cash no later than within twenty four (24) months of the date of receipt of the consideration; and

(b) in the case in the case of a disposal under item (ii) above, the entire non-cash consideration shall be converted into cash within twelve (12) months of the date of receipt of the consideration;

subject always to the obligation on AMB to convert such amount of the non-cash consideration into cash which will match the amount of the Subordinated Bonds Yearly Redemption Amount proposed to be paid at the next scheduled Subordinated Bonds Redemption Date set out in the Subordinated Bonds Redemption Schedule.

In the event of a disposal as permitted under paragraph (i) and (ii) above, the cash proceeds and the net proceeds from the conversion of non-cash considerations shall be paid into the Redemption Account. Only the net proceeds equivalent to (a) in the case of paragraph (i) above, all unpaid future Subordinated Bonds Maximum Redemption Limits, the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any, and unpaid Subordinated Bonds Interest on Shortfall Amount or (b) in the case of paragraph (ii) above the aggregate of (x) the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits (where applicable, excluding any portion of unpaid future Subordinated Bonds Maximum Redemption Limits transferred to the purchaser); (y) nominal value of the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any; and (z) nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula, shall be utilised towards prepayment of the Bonds and the AMB Debts on a pro rata basis. The excess net proceeds, if any, over and above the net present value of the Dedicated Dividend or the aforesaid amounts shall be used for tender in the manner of a cash tender exercise as provided in the AMB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement respectively; and

(q) Dilution of effective shareholding in Silverstone (other than by disposal): dilute or cause a dilution of AMB's effective percentage shareholding in Silverstone (by any means whatsoever other than by disposal) save and except for the following:

(i) Dilution of majority shareholding

where the dilution of AMB's effective shareholding in Silverstone will result in AMB's effective shareholding in Silverstone being reduced to less than fifty per cent (50%) plus one (1) share and AMB shall pay or procure payment of monies into the Redemption Account (to be utilised towards prepayment of the the Bonds and the AMB Debts on a pro rata basis) equivalent to, the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits, the nominal value of Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any and the nominal value of the unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of Silverstone under the Subordinated Bonds to AMB shall be released and discharged accordingly.

(ii) Dilution of minority shareholding

where the dilution of AMB's effective percentage shareholding in Silverstone will not result in AMB group's effective shareholding in Silverstone being reduced to less than fifty percent (50%) plus one (1) share and AMB shall pay or procure payment of monies into the Redemption Account (to be utilised towards prepayment of the Bonds and the AMB Debts on a pro rata basis) equivalent to the net present value of all unpaid future Subordinated Bonds Maximum Redemption Limits (where applicable, excluding any portion of unpaid future Subordinated Bonds Maximum Redemption Limits transferred to the existing shareholder(s) of Silverstone who would increase their shareholding in Silverstone or the shareholder(s) of the Silverstone), the nominal value of the Subordinated Bonds Aggregate Unpaid Shortfall Amount, if any; and the nominal value of unpaid Subordinated Bonds Interest on Shortfall Amount, if any, calculated in accordance with the Subordinated Bonds Early Redemption Formula and to which extent the payment obligation of Silverstone under the Subordinated Bonds to AMB shall be released and discharged accordingly.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

In respect of the SPV Debts, the following additional covenant shall apply:-

SPV Activities: notwithstanding other provisions in this clause above:

(i) create, incur, assume, suffer or permit to exist over all or any of its business or assets any Security Interest other than those permitted under the SPV Facility Agreement or other Issue Documents;

(ii) create, incur, assume, guarantee or permit to exist any Indebtedness with respect to the SPV except any Indebtedness arising from this Agreement;

(iii) save for in the ordinary course of business, dispose any of its assets;

(iv) make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(v) declare or pay any dividend or make any distribution on or in respect of any of its share capital;

(vi) reduce or in any way whatsoever alter its authorised and/or issued share capital;

(vii) add to, delete, vary or amend its constitutional documents or change its financial year;

(viii) enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(ix) enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of its undertaking, business or assets;

(x) enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(xi) save in the ordinary course of business, undertake any investments;

(xii) agree to any termination, waiver or consent to any act or omission which would constitute a breach, or settlement or compromise of any claim with AMB in respect of the AMB Debts;

(xiii) where any provision of the AMB Facility Agreement or any other terms of the AMB Debts makes reference to or requires the approval, consent, certification or opinion of the SPV, so approve, consent, certify or opine without the agreement of the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) to such approval, consent, certification or opinion;

(xiv) amend, supplement, vary or in any way alter or agree to any such amendment, supplement, variation or alteration to any of the provision of the AMB Facility Agreement or any other terms of the AMB Debts;and

(xv) give approval as to any amendment to or any waiver of the rights of AMB under TSWC Undertaking.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

Salient provisions contained in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft AMB Trust Deed, AMB Facility Agreement and the SPV Facility Agreement.

Annexure III

REPRESENTATIONS AND WARRANTIES

Save as disclosed to the Trustee/Facility Agent as at the date of the AMB Trust Deed, the Facility Agreement or the SPV Facility Agreements, AMB/SPV represents and warrants to the Trustee/Facility Agent and Bondholders/SPV Debt Holders that:

(a) Contract or commitment: since 30 June 2002, no Scheme Companies has entered into any contract or commitment of an unusual or onerous nature (other than in the ordinary course of business), which, in the context the Bonds/SPV Debts may be material for disclosure in the context of the GWRS and each Scheme Companies has carried on its business in the ordinary and usual course in the context of the GWRS;

(b) Status: AMB, SPV and each Scheme Company is a company duly incorporated under the laws of Malaysia or in the event that any of such companies is not incorporated in Malaysia, the laws of its country of incorporation, and has full power and authority to conduct its business and to execute and deliver and comply with the provisions of the GWRS;

(c) Issue Documents: the creation and issue of the Bonds/SPV Debts and the execution and delivery of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements and the GWRS Documents, and the performance of the terms herein and therein have been duly authorised by AMB/SPV and that the same constitute or will constitute legal, valid and binding obligations of AMB enforceable in accordance with their respective terms;

(d) Powers and authorisations: the execution and delivery by AMB and/or the SPV of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements does not and will not infringe any applicable law or regulation and are not and will not be contrary to the provisions of the Memorandum and Articles of Association of AMB and/or the SPV and will not infringe any terms of, or constitute a default under, any instrument or agreement to which AMB and/or the SPV is a party or by which it or its property is bound;

(e) Litigation: no Scheme Company is involved in, nor has AMB and/or the SPV knowledge of any threat or circumstances likely to lead to, any litigation or arbitration or administrative proceedings which might, individually or in the aggregate, be material in the context of the GWRS;

(f) Consents: that all consents, clearances, approvals, authorisations and orders of any court, government department or other regulatory body in Malaysia or elsewhere and all corporate consents, approvals and authorisations required by AMB or the SPV for or in connection with the execution and delivery of the AMB Trust Deed, AMB Facility Agreement or the SPV Facility Agreements and the Issue Documents have been obtained and will remain in full force and effect;

(g) Taxation: all necessary returns have been delivered by or on behalf of AMB, SPV and each Scheme Company to the relevant taxation authorities and none of them is in default in the payment of any taxes, and no claim is being asserted with respect to taxes which is not disclosed in the relevant financial statements;

(h) Information: the information furnished by AMB/SPV and each Scheme Company in connection with the Scheme does not contain any untrue statement or omit to state any fact the omission of which makes the statements therein, in the light of the circumstances under which they were made, misleading, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by AMB/SPV;

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE AMB-SPV CONSOLIDATED AND RESCHEDULED DEBTS

(i) No Immunity: in any proceedings taken in Malaysia or else where in relation to the GWRS, neither AMB, SPV nor any Scheme Company will be entitled to claim for itself or any of its respective assets immunity from suit, execution, attachment or other legal process;

(j) No cross default: save as disclosed in writing to the Trustee prior to execution of the AMB Trust Deed of matters which may have a material adverse effect on AMB, SPV or any Scheme Company, and in the case where remedial action is required to be taken by AMB or procured to be taken by AMB or the SPV in respect of any Scheme Company as a consequence of such disclosure, AMB or the SPV has remedied or procured the remedy of these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, no event has occurred which constitutes, or which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute, a contravention of, or default under, any agreement or instrument by which AMB, the SPV or any Scheme Company or any of its/their assets is bound or affected;

(k) Accounts: the audited financial statements (including the income statement and balance sheets) of AMB, the SPV and the Scheme Companies for the year ended 30 June 2002 have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia and give a true and fair view of its financial condition and results of operations for the relevant period, and all liabilities have been fully disclosed or reserved against, and the latest interim accounts of AMB, the SPV and the Scheme Companies have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(l) Material change in financial condition: there has been no material adverse change in the financial condition or operations of AMB, the SPV and the Scheme Companies since 30 June 2002;

(m) No security: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by AMB or the SPV as a consequence of such disclosure, AMB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, none of the assets, properties and rights of AMB, the SPV and each Scheme Company is affected by any security interest and AMB, the SPV and each Scheme Company is not a party to, nor is it/they or any of its/their assets bound by, any order, agreement or instrument under which AMB, the SPV or the Scheme Companies is/are, or in certain events may be, required to create, assume or permit to arise any security interest, other than those security interests created pursuant to the GWRS Documents;

(n) Disclosure: AMB or the SPV has fully disclosed in the Scheme all facts relating to AMB, the SPV and the Scheme Companies which AMB or the SPV knows or should reasonably know and which are material for disclosure to the Trustee/Facility Agent;

(o) Title: AMB, the SPV and each Scheme Company is the beneficial owner or has title to all its respective assets;

(p) Event of Default: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by AMB or the SPV as a consequence of such disclosure, AMB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility, no Event of Default has occurred and/or is continuing;

(q) Dissolution: no step has been taken by AMB or the SPV or its/their shareholders nor have any legal proceedings been started or threatened for the dissolution of the Issuing PLC or the SPV or any of the Scheme;

(r) Conduct of Business: AMB, the SPV and each Scheme Company is conducting its business and operations in compliance with all applicable laws and regulations and all directives of governmental authorities having the force of law;

(s) Section 176 of the Companies Act, 1965: save and except pursuant to the GWRS, no step has been taken by AMB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person in its/their behalf nor have any legal proceedings or applications been started or threatened under section 176 of the Companies Act, 1965 nor has any moratorium been declared or affects AMB, the SPV or any of the Scheme Companies or any part of their debts;

(t) CDRC: save and except pursuant to the GWRS, no step has been taken by AMB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person on its/their behalf to apply to the former Corporate Debt Restructuring Committee for the restructuring of the debts of AMB, the SPV or the Scheme Companies; and

(u) Divestment Assets: AMB has, prior to the date hereof, fully disclosed to the Security Trustee and the Monitoring Accountant the details in respect of the Divestment Assets.

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SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE SILVERSTONE SUB-BOND

Silverstone's future cash flows are one of the identified sources of cash flows backing the redemption of the Bonds and repayment of the SPV Debts to be issued to the AMB Scheme Creditor as set out in Section 6.13 of this Circular. The Silverstone Sub-Bond is merely instrument to confer AMB a contractual right to receive the proposed predetermined yearly amounts of cash flow to AMB provided that certain financial covenants (as set out herein) are satisfied.

"Acceleration Events"	:	The acceleration events set out in Item 18.
"AMB"	:	Angkasa Marketing Bhd.
"AMB Bonds"	:	The Ringgit Bonds issued by AMB pursuant to its corporate and debt restructuring exercise.
"AMB–SPV Consolidated and Rescheduled USD Debts"	:	The United States Dollar debts of the AMB group consolidated and rescheduled at the special purpose company of AMB pursuant to its debt restructuring exercise.
"Aggregate Unpaid Shortfall Amount"	:	The aggregate of the Shortfall Amount(s), accumulated and carried forward from previous Redemption Date(s) and remaining unpaid at any time.
"Default Redemption Date"	:	A particular Redemption Date wherein the Issuer has defaulted in payment of the Yearly Redemption Amount as set out in Item 17.
"Early Redemption Formula"	:	The early redemption formula set out in Item 14.
"Financial Covenants"	:	The financial covenants set out in Item 16..
"Financial Ratios"	:	The financial ratios set out in Item 16.
"Intercompany Amount"	:	means an amount equal to the Issue Price payable by AMB on a deferred payment basis for the issuance of the Silverstone Sub-Bond by the Issuer or such amount outstanding from time to time and shall include any interest charged thereon at the rate of 1% per annum calculated on a daily basis on a yearly rest from time to time outstanding and pending payment by AMB, shall constitute an intercompany loan repayable by AMB and where applicable, shall include such portion of the Intercompany Amount the repayment obligations of which are novated or assumed by AMB's permitted assigns pursuant to Item 20.
"Interest on the Shortfall Amount"	:	Interest of 1% per annum on the Shortfall Amount calculated on a daily basis on a yearly rest.
"Issue Documents"	:	means collectively, the Agreement, the Silverstone Sub-Bond and all documents executed in connection with the Silverstone Sub-Bond and includes any amendments, variations and/or supplemental made or entered into from time to time (subject to compliance with Item 21 hereto)
"Majority Lenders"	:	Means (i) before the full repayment of the Restructured Term Loan Facility, (a) if the aggregate number of Restructured Working Capital Lenders or Restructured Term Loan Lenders is five (5) and above, at least three (3) Restructured Working Capital Lenders and at least three (3) Restructured Term Loan Lenders; and (b) if the aggregate number of Restructured Working Capital Lenders or Restructured Term Loan Lenders is less than five, at least two (2) Restructured Working Capital Lenders and at least two (2) Restructured Term Loan Lenders;

to whom more than 50% in aggregate of the Restructured Working Capital Facility and Restructured Term Loan Facilities respectively are outstanding at such time;

(ii) upon the full repayment of the Restructured Term Loan Facility,

(a) if the aggregate number of Restructured Working Capital Lenders is five (5) and above, at least three (3) Restructured Working Capital Lenders ; and
(b) if the aggregate number of Restructured Working Capital Lenders less than five (5), at least two (2) Restructured Working Capital Lenders;

to whom more than 50% in aggregate of the Restructured Working Capital Facilities are outstanding at such time.

"NPV"	:	Net present value.
"Maximum Redemption Limit"	:	The limit set out in the second column of the Redemption Schedule.
"MRA"	:	The Master Restructuring Agreement dated 22 December 2000 for the Restructured Term Loan Facility and/or the Master Restructuring Agreement dated 22 December 2000 for the Restructured Working Capital Facilities or the respective MRA, as the case may be.
"Net Cash Disposal Proceeds"	:	The net cash consideration payable by a purchaser of the shares in the Issuer pursuant to Item 14.
"Outstanding Yearly Redemption Amount"	:	The Yearly Redemption Amount due and payable but remaining unpaid for the Default Redemption Date.
"Total Redemption Amount/s"	:	Comprising the total aggregate of the Maximum Redemption Limits set out in the second column of the Redemption Schedule.
"Redemption Account"	:	An account held by the AMB and secured in favour of the security trustee for holders of AMB Bonds and AMB-SPV Consolidated and Rescheduled USD Debts which proceeds in the account are used solely for the purpose of the redemption and payment of AMB Bonds and AMB-SPV Consolidated and Rescheduled USD Debts.
"Redemption Dates"	:	The redemption dates set out in the Redemption Schedule.
"Redemption Schedule"	:	The schedule of the Redemption Dates set out in Item 13.
"Restructured Term Loan Facility"	:	The restructured term loan facility of RM70.643 million (or its equivalent or part thereof in USD) granted to the Issuer pursuant to the MRA and as may be amended, varied and/or supplemented from time to time.
"Restructured Term Loan Lenders"	:	The lenders to the Issuer from time to time in respect of the Restructured Term Loan Facility.
"Restructured Working Capital Facilities"	:	The restructured working capital facilities of RM77.42 million (or its equivalent or part thereof in USD) granted to the Issuer pursuant to the MRA and as may be amended, varied and/or supplemented from time to time.
"Restructured Working Capital Lenders"	:	The lenders of the Issuer from time to time in respect of the Restructured Working Capital Facilities and in the event that the Restructured Working Capital Facilities is restructured from time to time by conversion into any other facility or by an increase or reduction in the principal amount advanced or in any other manner whatsoever or in any combination of the foregoing, the lenders from time to time to whom the Issuer remains indebted under any working capital facilities restructured thereunder.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE SILVERSTONE SUB-BOND

"Security Documents"	:	The documents including the MRA, charge, assignment and any and every document executed for the benefit of the Restructured Term Loan Lenders and Restructured Working Capital Facilities Lenders to secure the performance of the obligations of the Issuer under the MRA.
"Set-off Date(s)"	:	The date(s) set out in Item 18 wherein the accelerated Intercompany Amount shall be set off against the aggregate of the (a) NPV of every unpaid future Maximum Redemption Limits; (b) nominal value of the Aggregate Unpaid Shortfall Amount; and (c) nominal value of Interest on Shortfall Amount (if any) calculated in accordance with the Early Redemption Formula set out in Item 14.
"Shortfall Amount"	:	The difference between the actual Yearly Redemption Amount paid by the Issuer and the Maximum Redemption Limit for any particular year.
"Yearly Redemption Amount"	:	For any particular Redemption Date, an amount equal to the lower of (i) an amount equal to sixty five per centum 65% of the EBITDA of the Issuer Group for that particular year; and (b) the aggregate of the Maximum Redemption Limit for the particular year as set out in the Second Column of the Redemption Schedule and the Aggregate Unpaid Shortfall Amount, if any, with Interest on the Shortfall Amount, carried forward from the previous Redemption Date(s).
2. Issuer	:	Silverstone Berhad
3. Holder	:	Angkasa Marketing Berhad ("AMB")
3A. Facility Agent	:	RHB Sakura Merchant Bankers Berhad
3B. Agent	:	RHB Bank Berhad means the agent for the Restructured Term Loan Lenders and the Restructured Working Capital Lenders.
4. Constitution	:	The Silverstone Sub-Bond will be constituted by an agreement in writing between the Issuer and AMB.
5A. Amount	:	RM234.04 million in net present value (RM251.66 million in nominal amount)
5B. Issue Price	:	At 100% of the net present value of the Silverstone Sub-Bond.
6. Tenure	:	10 years with the first annual redemption date commencing on 31 December 2005 and ending on 31 December 2011.
7. Listing status	:	The Silverstone Sub-Bond will not be listed.
8. Form and Denomination	:	The Silverstone Sub-Bond will be represented by a global certificate to be deposited with Bank Negara Malaysia and in denominations of RM1.00. Exemption granted by the SC vide its letter dated 17 April 2002 that the Silverstone Sub-Bond may be denominated in an amount less than RM1,000.
9. Redemption Amount	:	The Total Redemption Amount of the Silverstone Sub-Bond shall be Ringgit Malaysia Two Hundred and Fifty One Million, Six Hundred and Sixty Thousand (RM251,660,000) only and shall be redeemed in accordance with the Redemption Schedule.
10A. Coupon rate	:	The Silverstone Sub-Bond is zero coupon.
10B. Yield to maturity	:	The yield to maturity for the Silverstone Sub-Bond is 1.0% per annum compounded annually. Redemption of the Silverstone Sub-Bond in accordance with the Maximum Redemption Limits on the specified Redemption Dates translates into a rate of return of 1% per annum over and above the Issue Price of the Silverstone Sub-Bond.
11. Payments	:	All payments in respect of the Silverstone Sub-Bond will be made to the Redemption Account.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE SILVERSTONE SUB-BOND

12. Conditions Precedent : Payment of any of the Yearly Redemption Amounts under the Silverstone Sub-Bond will only be made upon fulfillment of all the following conditions:

(a) Certification by the Monitoring Accountant of compliance with the Financial Covenants;

(b) The Issuer has fully settled the Restructured Term Loan Facility;

(c) No Event of Default has been declared by the Agent under the MRA in respect of the Restructured Working Capital Facility;

(d) The Issuer shall have duly paid all outstanding sums which have become due and payable to the Restructured Working Capital Lenders under the MRA in respect of the Restructured Working Capital Facility and the Security Documents; and

(e) None of the Acceleration Events set out in Item 18 shall have occurred and is continuing.

13. Redemption : SUBJECT ALWAYS TO fulfillment of the Conditions Precedent set out in Clause 12, the Silverstone Sub-Bond shall be redeemed by payment of the Yearly Redemption Amounts on the Redemption Dates set out in the Redemption Schedule herein. The Yearly Redemption Amount shall be the lower of:

(a) an amount equal to 65% of the EBITDA of the Issuer Group for that particular year; and

(b) the aggregate of the Maximum Redemption Limit for the particular year set out in the Second Column of the Redemption Schedule and the Aggregate Unpaid Shortfall Amount, if any and Interest on Shortfall Amount, carried forward from the previous Redemption Date(s).

Redemption Date	Maximum Redemption Limit # (RM million)
(i) 6 months after the year ending 30 June 2005, i.e. on or before 31 day December 2005	28.41
(ii) 6 months after the year ending 30 June 2006, i.e. on or before 31 day December 2006	30.76
(iii) 6 months after the year ending 30 June 2007, i.e. on or before 31 day December 2007	32.76
(iv) 6 months after the year ending 30 June 2008, i.e. on or before 31 day December 2008	34.92
(v) 6 months after the year ending 30 June 2009, i.e. on or before 31 day December 2009	37.90
(vi) 6 months after the year ending 30 June 2010, i.e. on or before 31 day December 2010	41.43
(vii) 6 months after the year ending 30 June 2010, i.e. on or before 31 day December 2011	45.48
Total	251.66

Note:

\# *The Maximum Redemption Amount represents the estimated yearly amounts of surplus cash flows of Silverstone to be upstreamed to AMB.*

In the event that the actual yearly amount redeemed by the Issuer for that particular year is *less* than the amount set out in the second column above on any of the aforesaid Redemption Dates, the Shortfall Amount shall be carried forward to the immediate subsequent Redemption Date(s) for payment together with the Interest on the Shortfall Amount.

14. Early Redemption on Sale of the Issuer Shares by AMB : I. Sale of Minority Shares of Issuer

Subject always to Clause 19, on the completion of the sale of the shares of the Issuer where AMB continues thereafter to hold at least 50% plus 1 share of the issued and paid up share capital in the Issuer,

(a) The Issuer shall be released and discharged from its obligations in respect of payment of unpaid future Maximum Redemption Limits (where applicable, excluding any portion of unpaid future Maximum Redemption Limits transferred pursuant to Item 20 hereafter), (in inverse order of maturity) to the extent of the aggregate of:

(i) the NPV of the unpaid future Maximum Redemption Limits (where applicable, excluding any portion of unpaid future Maximum Redemption Limits transferred pursuant to Item 20 hereafter);

(ii) the nominal value of the Aggregate Unpaid Shortfall Amount, if any; and

(iii) the nominal value of the unpaid Interest on Shortfall Amount, if any

calculated in accordance with Early Redemption Formula, which aggregate amount is equivalent to the Net Cash Disposal Proceeds.

(b) AMB shall likewise be released and discharged from its obligations in respect of payment of the Intercompany Amount (where applicable, excluding any portion of the Intercompany Amount transferred pursuant to Item 20 hereafter) to the extent as the Issuer is being released and discharged as set out in Clause I above.

(c) The future Yearly Redemption Limits, Aggregate Unpaid Shortfall Amount and unpaid Interest on Shortfall Amount which are not released or discharged pursuant to I (a), shall continue to be payable subject to the terms and conditions herein.

II Sale of Majority Shares in Issuer

On the completion of the sale of the shares of the Issuer where the Issuer ceases to be a subsidiary of AMB, the following events shall be effected:

(a) The Issuer shall be released and discharged absolutely from its obligation in respect of all unpaid future Maximum Redemption Limits, the Aggregate Unpaid Shortfall Amount, if any and unpaid Interest on the Shortfall Amount, if any.

(b) AMB shall likewise be released and discharged absolutely from its obligation in respect of the payment of the Intercompany Amount payable by AMB to the Issuer to the extent of an amount equivalent to the aggregate of:

(i) the NPV of all unpaid future Maximum Redemption Limits;

(ii) nominal value of the Aggregate Unpaid Shortfall Amount, if any; and

(iii) nominal value of unpaid Interest on Shortfall Amount, if any

calculated in accordance with the Early Redemption Formula.

(c) AMB shall immediately fully repay the remaining outstanding balance of the Intercompany Amount to the Issuer.

Early Redemption Formula

The aggregate of (a) the NPV of the unpaid future Maximum Redemption Limits, (b) nominal value of the Aggregate Unpaid Shortfall Amount, if any and (c) nominal value of unpaid Interest on Shortfall Amount, if any, shall be calculated as follows:

$$\sum \frac{B}{(1+R)^{M}} + C = A$$

where:

A represents the aggregate of:-

(i) NPV of all unpaid future Maximum Redemption Limits;

(ii) nominal value of the Aggregate Unpaid Shortfall Amount, if any; and

(iii) nominal value of unpaid Interest on Shortfall Amount, if any;

B represents every unpaid future Maximum Redemption Limits, to be released and discharged or accelerated, as the case may be;

C represents the nominal value of the Aggregate Unpaid Shortfall Amount and unpaid Interest on the Shortfall Amount, if any, to be released and discharged or accelerated, as the case may be;

R represents the return per day i.e 0.002726155%; and

M represents the number of days between the date of release and discharge or the date of occurrence of acceleration event, as the case may be of that unpaid future Maximum Redemption Limit (to be released and discharged or accelerated, as the case may be), and relevant date of the scheduled payment of that unpaid future Maximum Redemption Limit, (both dates inclusive).

15. **Interest on Shortfall Amount** : The Interest on Shortfall Amount shall be charged at the rate of 1% per annum based on actual number of days elapsed and a 365-day year and will continue to accrue until full payment is received.

16. Financial Covenants : The obligation of the Issuer to redeem the Silverstone Sub-Bond pursuant to the Agreement is subject always to compliance by the Issuer with the Financial Covenants and such compliance has been certified by the Monitoring Accountant.

Financial Covenants

The certification by the Monitoring Accountant shall confirm without qualification that each of the Financial Covenants has been complied with prior to each Redemption Date and that each of the Financial Covenants (except for the covenant at Clause (f) below) shall, immediately after payment, continue to be complied with:-

(a) The Debt Service Cover Ratio shall not be less than two point five (2.5) times.

(b) The Current Ratio shall not fall below zero point eight (0.8) times.

(c) The minimum of the Issuer Group's Tangible Net Worth shall not fall below RM 185 million.

(d) The ratio of the Issuer Group's Total Liabilities to the Issuer Group's Tangible Net Worth shall not exceed one (1) time.

(e) The Gearing Ratio shall not exceed zero point nine (0.9) times.

(f) The aggregate of the undrawn portions of the revolving credit facility and the overdraft facilities, fixed deposits and cash in hand and in the bank shall be an amount which is greater than the Yearly Redemption Amount due to be paid to AMB on that Redemption Date.

(g) The total aggregate outstanding Intercompany Amount (including accrued interest thereon) shall be maintained at an amount which is equal to or more than the aggregate of the NPV of every future unpaid Maximum Redemption Limits calculated in accordance with the Early Redemption Formula set out in Item 14.

The certification of compliance by the Monitoring Accountant of each of the Financial Covenants shall be based on the unqualified financial statements and audited accounts of the Issuer Group for that particular financial year and the management accounts for the immediate preceding quarter ending September prior to each Redemption Date.

"Current Ratio" means the ratio of the Issuer Group's Adjusted Current Assets to the Issuer Group's Adjusted Current Liabilities;

"Debt Service Cover Ratio" means the ratio of the Issuer Group's consolidated earnings before interest, tax, depreciation and amortization to the sum of interest, fees and all financing charges;

"Gearing Ratio" means the ratio of the Issuer Group's Total Bank Borrowings to the Issuer Group's Tangible Net Worth;

"Issuer Group" means the Issuer and its Subsidiaries;

"Issuer Group's Adjusted Current Assets" means at any time the aggregate at such time of (i) the consolidated cash, stocks, marketable securities, prepaid expenses and debtors and deposits of the Issuer Group which are payable on demand or within one (1) year after the date of computation; and (ii) any other consolidated assets of the Issuer Group which would in accordance with GAAP be classified as current assets but shall exclude non-trade related amounts due from holding or related companies and amounts due in respect of the Intercompany Amount;

"Issuer Group's Adjusted Current Liabilities" means at any time the aggregate at such time of (i) the consolidated obligations of the Issuer Group to pay money on demand or within one (1) year after the date of computation (including without limitation, dividend); and (ii) any other consolidated obligations of the Issuer Group which in accordance with GAAP, be classified as current liabilities but excluding non-trade related amounts due to holding or related companies and amounts due under the Bonds;

"Issuer Group's Total Bank Borrowings" means at any time the aggregate consolidated financial indebtedness of the Issuer Group (including without limitation overdue interest and the capitalized element in accordance with GAAP) incurred in respect of money borrowed or advanced or banking facilities granted from or by any banks and financial institutions;

"Issuer Group's Total Liabilities" means the total consolidated liabilities (excluding deferred tax) of the Issuer Group (otherwise than to any other member of the Issuer Group) at such time but shall exclude liability due under the Silverstone Sub-Bonds;

"Issuer Group's Tangible Net Worth" means at any time the aggregate at such time of (i) the amounts paid up, or credited as paid up, on the issued share capital of the Issuer Group; (ii) any credit balance on the consolidated profit and loss account of the Issuer Group; (iii) any amount standing to the credit of any other consolidated capital and revenue reserves of the Issuer Group including any share premium account and capital redemption reserve; less the aggregate at such time of

(a) any debit balance on the consolidated profit and loss account of the Issuer Group;

(b) all amounts attributable to goodwill, intellectual property and other intangible assets;

(c) any surplus on any revaluation of property or assets after the date of this Agreement;

(d) any reserves attributable to interests of minority shareholders in the Issuer and any other member of the Issuer Group;

(e) any reserve for deferred tax;

(f) any non-trade related amounts due from holding or related companies other than the Intercompany Amount owing for issuance of the Bond

(so that no amount shall be included or excluded more than once);

"Subsidiaries" has the same meaning ascribed to it in the Companies Act, 1965.

17. Event of Default : The Issuer will only be in default in the payment of any Yearly Redemption Amount on a Redemption Date where all the following events have occurred:-

(a) all the Conditions Precedent set out in Item 12 have been fulfilled;

(b) the Issuer has failed to pay that particular Yearly Redemption Amount on that particular Redemption Date;

(c) the Security Trustee of the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debt has by notice in writing to the Issuer, specified the outstanding Yearly Redemption Amount; and

(e) a default in payment of any Yearly Redemption Amount on any Redemption Date caused a default under the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debt and an event of default thereunder has been declared.

For the avoidance of doubt, such an Event of Default shall not accelerate payment of the Yearly Redemption Amount payable on Redemption Date occurring after the Default Redemption Date.

18. Acceleration Events : Upon the occurrence of any of the following events:-

(a) Winding-up etc: a petition is presented for the winding up of the Issuer or AMB or AMB's permitted assigns (as the case maybe) in respect of a debt of the Issuer or AMB or AMB's permitted assigns (as the case may be) exceeding 5% of the NTA of the Issuer or AMB or AMB's permitted assigns (as the case may be), as the case may be, or a petition is presented for the winding up of the Issuer or AMB or AMB's permitted assigns (as the case may be) on any other grounds under Section 218(1) of the Companies Act (except item (e) of Section 218(1)) or a resolution is proposed for the winding up of the Issuer or AMB or AMB's permitted assigns (as the case may be) as the case may be (except for the purposes of a merger, reconstruction or amalgamation under which the continuing entity assumes all (or substantially all) of the undertaking, assets and obligations of the Issuer or AMB or AMB's permitted assigns as the case may be, and in particular assumes the respective rights and obligations in respect of the Silverstone Sub-Bond, including the Intercompany Amount);

(b) Arrangement and Reconstruction by the Issuer: the Issuer or a creditor or member of the Issuer applies for an order under Section 176(1) and/or (10) of the Companies Act in respect of the Issuer, and AMB and AMB's permitted assigns will be creditors affected by the order (but excluding the event where the Issuer's application under Section 176 (1) and/or (10) is in connection with a scheme of arrangement proposed between the Issuer and its members or any class of them which will not affect AMB and AMB's permitted assigns as a creditor);

(c) Arrangement and Reconstruction by AMB or AMB's permitted assigns: AMB or AMB's permitted assigns (as the case may be) or its respective creditor or member applies for an order under Section 176(1) and/or (10) of the Companies Act in respect of AMB or AMB's permitted assigns (as the case may be) and the Issuer will be one of the creditors affected by the order (but excluding the event where AMB's or AMB's permitted assign's application under Section 176 (1) and/or (10) is in connection with a scheme of arrangement proposed between AMB or AMB's permitted assigns (as the case may be) and its respective members or any class of them which will not affect the Issuer as a creditor);

(d) Insolvent Administration: A debt restructuring proposal (other than the GWRS) in respect of the Issuer or AMB or AMB's permitted assigns (as the case may be) is made to the CDRC or a Special Administrator of the Issuer or AMB or AMB's permitted assigns is appointed under the Pengurusan Danaharta Nasional Act, 1998;

(e) Analogous Event: an application for an order for judicial management of the Issuer or AMB or AMB's permitted assigns (as the case may be) is made under the relevant statutory provision or any event occurs which under the laws of Malaysia has an analogous effect to any of the events referred to in Item 18 (b) to (d) above; or

(f) Material Covenants: Breach of the provisions in relation to purported transfer or assignment of the Silverstone Sub-Bond or Intercompany Amount other than in accordance with Item 20 or breach of provision in the relation to purported amendment of the Agreement other than in accordance with Item 21 or breach of the provision in relation to Negative Pledge (Item 24 herein) or breach of any other terms and conditions herein which would:-

(i) Make those obligations under the Agreement no longer legally binding and enforceable; or

(ii) prevent the Issuer or AMB or AMB's permitted assigns (as the case maybe) from lawfully entering into, exercising their rights or performing and complying with their obligations under the Agreement; or

(iii) make the Silvestone Sub-Bond and the Agreement inadmissible as evidence in court; or

(iv) would or might reasonably be expected to affect or prejudice the right of the Issuer or AMB or AMB's permitted assigns (as the case maybe) to accelerate and set-off the Intercompany Amount against all unpaid future Maximum Redemption Limits, Aggregate Unpaid Shortfall Amount and unpaid Interest on Shortfall Amount;

then the Intercompany Amount shall be accelerated and becomes immediately due and payable and payment of all unpaid future Maximum Redemption Limits shall also be accelerated whereby the aggregate of:-

(i) the NPV of all unpaid future Maximum Redemption Limits;
(ii) nominal value of the Aggregate Unpaid Shortfall Amount, if any; and
(iii) nominal value of unpaid Interest on Shortfall Amount (if any)

calculated in accordance with the Early Redemption Formula becomes immediately due and payable.

Obligations on Occurrence of Acceleration Event

Notwithstanding the aforesaid, upon the occurrence of any Acceleration Event, AMB (and where applicable, such other third party(ies) to whom any portion of the Intercompany Amount is transferred pursuant to Item 20 hereafter) shall only be obliged to pay the accelerated Intercompany Amount and the Issuer shall only be obliged to pay the aggregate of (a) the NPV of all unpaid future Maximum Redemption Limits , (b) nominal value of the Aggregate Unpaid Shortfall Amount (if any) and (c) nominal value of unpaid Interest on Shortfall Amount (if any), calculated in accordance with the Early Redemption Formula, by way of set-off in the manner set out below, upon the occurrence of any of the Set-off Dates set out below.

Set-off Dates

Upon occurrence of any of the following Set-off Dates the accelerated Intercompany Amount shall be set off against the aggregate of (a) the NPV of every unpaid future Maximum Redemption Limits (b) the nominal value of the Aggregate Unpaid Shortfall Amount (if any); and (c) the nominal value of unpaid Interest on Shortfall Amount (if any) calculated in accordance with the Early Redemption Formula and the set-off shall be conducted on the following dates:-

(a) in relation to the winding up of the Issuer or AMB or AMB's permitted assigns (as the case may be) by an order of court granted on a winding-up petition, the Set-off Date shall be the date of presentation of the petition for the winding up of the Issuer or AMB or AMB's permitted assigns (as the case may be);

(b) in relation to the voluntary winding up of the Issuer or AMB or AMB's permitted assigns (as the case may be) by passing of a resolution, the Set-off Date shall be the date of the passing of the resolution;

(c) in relation to the application by the Issuer or AMB or AMB's permitted assigns (as the case may be) or its respective creditor or member under Section 176(1) and/or (10) of the Companies Act, the Set-off Date shall be the effective date of order of court;

(d) in relation to the application by the Issuer or AMB or AMB's permitted assigns (as the case may be) to CDRC (other than under the GWRS) or appointment of a Special Administrator of the Issuer or AMB or AMB's permitted assigns (as the case may be), the Set-off Date shall be the date of such application or appointment;

(e) in relation to an Analogous Event referred to in Clause Acceleration Event (e) above, the Set-off Date shall be the date which is analogous to the Set-Off Dates (c) and (d) above; or

(f) in relation to Material Covenants, the Set-Off date shall be the date of the breach of the Material Covenants.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE SILVERSTONE SUB-BOND

AND if after conducting the set-off on any of the Set-off Dates, there is still a remaining outstanding balance of the Intercompany Amount owing by AMB and/or AMB's permitted assigns, AMB and/or AMB's permitted assigns shall repay the remaining outstanding balance of the Intercompany Amount to the Issuer in accordance with Item 20 provided always that the aggregate of the remaining outstanding balance of the Intercompany Amount, if any, payable by AMB and/or AMB's permitted assigns after conducting such set-off shall not exceed the total aggregate of the Redemption Amount paid to AMB and/or AMB's permitted assigns by the Issuer under the Silverstone Sub-Bond.

19. Repayment terms of the Intercompany Amount :

(a) Subject to Item 19 and, AMB shall repay, over a period of ten (10) years, the Intercompany Amount owing to the Issuer commencing on the earlier of (I) the date that an event of default is declared in relation to the AMB Bonds and the AMB-SPV Consolidated and Rescheduled Debts and (ii) the day after the date of the full redemption of all the AMB Bonds and AMB-SPV Consolidated and Rescheduled Debts.

(b) Interest shall accrue on the amount outstanding on the Intercompany Amount at the rate of 1% per annum based on actual number of days elapsed and a 365-day year and will continue to accrue until full payment is received.

(c) AMB and the Issuer shall at all times ensure that the Intercompany Amount is maintained/recorded/entered under a designated account which is distinct and separate from any other accounts of present or future intercompany amounts or receivables owing by AMB to the Issuer in any manner whatsoever.

(d) Except for the permitted transfers in Item 20, the rights, interests, benefits and obligations to pay the Intercompany Amount shall not be transferable.

20. Non-assignability : Subject always to the approval of the Securities Commission being obtained for the transfer of the Silverstone Sub-Bond, the rights, interest and benefits arising under the Silverstone Sub-Bond are assignable without the prior consent of the Lenders or the Issuer in the event of the disposal of the shares in the Issuer to a prospective purchaser by AMB (where AMB continues to hold at least 50% plus 1 shares of the issued and paid up share capital in the Issuer) whereby AMB has, at its discretion, the option to assign to the purchaser such portion of the unpaid future Maximum Redemption Limits as AMB may decide together with a transfer to the purchaser, of the obligation to repay to the Issuer such portion of the Intercompany Amount, provided that (i) the quantum of the Intercompany Amount, which repayment obligation is being novated to or assumed by the purchaser is equal to the NPV of such portion of the unpaid future Maximum Redemption Limits assigned; (ii) the purchaser shall execute a deed of adherence agreeing to adhere to and be bound by all terms and conditions of the Agreement as if it is a party hereto.

21. Modification : Save for Items 12, 17, and 18 and 21 which shall not be modified without the prior written consent of the majority in number of the Working Capital Lenders and Restructured Term Loan Lenders to whom collectively more than 75% in aggregate of the Restructured Working Capital Facility and Restructured Term Loan Facility are outstanding at such time, the Issuer and AMB agree and undertake that any other modifications, amendments or variations to the Agreement and the Issue Documents shall not be made without the prior written consent of the Majority Lenders.

SUMMARY OF PRINCIPAL TERMS AND CONDITIONS OF THE SILVERSTONE SUB-BOND

22. Representations and Warranties : The Issuer represents and warrants to AMB that:

(a) Issue Documents: the creation and issue of the Silverstone Sub-Bond and the execution and delivery of the Agreement and the other Issue Documents, and the performance of the terms herein and therein have been duly authorised by the Issuer and that the same constitute or will constitute legal, valid and binding obligations of the Issuer enforceable in accordance with their respective terms;

(b) Powers and authorisations: the execution and delivery by the Issuer of the Agreement does not and will not infringe any Applicable Law or regulation and are not and will not be contrary to the provisions of the Memorandum and Articles of Association of the Issuer and will not infringe any terms of, or constitute a default under, any instrument or agreement to which the Issuer is a party or by which it or its property is bound; and

(c) Consents: that all consents, clearances, approvals, authorisations and orders of any court, government department or other regulatory body in Malaysia and all corporate consents, approvals and authorisation required by the Issuer for or in connection with the execution and delivery of the Agreement and other Issue Documents have been obtained and will remain in full force and effect.

23. Covenants : The Issuer covenants and undertakes with AMB that until all its liabilities and obligations hereunder and under the Silverstone Sub-Bond have been discharged:

(a) Financial Information: At a date no later than two (2) months after the expiration of each quarter of the financial year of the Issuer, the Issuer shall cause to be made out and provide AMB a consolidated balance sheet and profit and loss account of such quarterly period of the Issuer.

(b) Payment of the Restructured Term Loan Lenders: If the Issuer becomes aware of the occurrence of any event, circumstance or matter which may prejudicially affect its ability to fully and punctually repay the Restructured Term Loan Lenders in accordance with the terms of the MRA (TL) it shall forthwith notify AMB.

(c) Event of Default: If the Issuer becomes aware of the occurrence of any Event of Default or an event of default under any of the MRA it will forthwith notify AMB and provide AMB with full details of any steps which it is taking, or is considering taking, in order to remedy or mitigate the effect of such event of default or otherwise in connection with it.

(d) Acceleration Events and Set-off Dates: The Issuer shall forthwith notify the other parties and the Agent for the Restructured Working Capital Lenders and the Restructured Term Loan Lenders on the occurrence of any Acceleration Event and any Set-off Date set out in Clauses 12 and 13 hereunder.

(e) Restructuring of Indebtedness: The Issuer shall notify AMB in the event of any restructuring of its indebtedness to the Lenders.

(f) Consents and Licences: The Issuer will obtain and promptly renew from time to time upon request by AMB and promptly deliver to AMB certified true copies of, any authorisation, approval, consent, licence, exemption, registration, recording, filing or notarisation as may be necessary to ensure the validity and enforceability of the liabilities and obligations of the Issuer under the Agreement.

(g) Preparation of Accounts: The Issuer will prepare financial statements on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia.

(h) Record on Business: The Issuer will maintain records adequate to record and reflect the operations and financial condition of the Issuer and it will at all times permit AMB or its agents and servants at all reasonable times to have access to and to inspect its books of accounts and records relating to its business at any office, branch or place of business of the Issuer or elsewhere.

(i) Appointment of Monitoring Accountant: The Issuer shall permit, at the Issuer's cost and expenses, the Monitoring Accountant to carry out the functions specified in the Agreement in accordance with the terms and conditions of the Agreement, and its terms of appointment and in accordance with normal industry practice.

(j) Taxes: The Issuer will pay and discharge all taxes, assessments and governmental charges or levies imposed on it.

(k) Further Assurance: The Issuer will at its own cost and expense, execute, sign, perfect, register every document, act or thing as in the opinion of AMB and the Agent may be necessary or desirable for the implementation, perfection, maintenance and subsequent permitted amendments of the Agreement.

24. Negative Pledge	:	From the Issue Date until all its liabilities and obligations under the Agreement and under the Silverstone Sub-Bond have been fully discharged, AMB and the Issuer shall not create, incur, assume or suffer or permit to subsist any security or other interest or claim in any manner whatsoever on the Intercompany Amount, the Redemption Amount and Silverstone Sub-Bond respectively.
25. Transfer Restriction	:	Save for the permitted transfers, the Silverstone Sub-Bond is not transferable or tradeable.
26. Governing Law	:	Malaysian law.

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

Save as defined, words and terms used herein are as defined in the draft Trust Deed.

PRINCIPAL TERMS AND CONDITIONS OF THE ACB BONDS

Issuer	:	Amsteel Corporation Berhad ("ACB").
Status and Ranking	:	The Bonds constitute direct, unsubordinated and secured obligations of the Issuer.

The indebtedness of the Issuer to the Trustee and the Bondholders arising under or in connection with the Bonds and the other Issue Documents are secured in the following manner:

(i) in respect of Class A(1) Bondholders, by all Security Documents other than the SPV Security Documents and the Araprop Charge;

(ii) in respect of Class A(2) Bondholders (except AmMerchant Bank Berhad), by all Security Documents other than the Ararprop Charge, the AMB Charge and the SPV Security Documents;

(iii) in respect of Class A(2) Bonds held by AmMerchant Bank Berhad, by all Security Documents other than the AMB Charge and the SPV Security Documents;

(iv) in respect of Class B Bondholders, by all Security Documents other than the Araprop Charge, the AMB Charge and the SPV Security Documents; and

(v) in respect of Class C Bondholders, by all Security Documents other than the Araprop Charge, the AMB Charge and the SPV Security Documents,

subject always to the provisions of and in such priority as are set out in the Priority and Security Sharing Agreement.

The corresponding classes/tranches of the Bonds and SPV Debts rank *pari passu* with each other in respect of the Additional Security. The Class A(1)/A(2) Bonds and Class B Bonds rank pari passu amongst each other and will rank in priority over Class C Bonds. Holders of the Bonds rank in priority to all other creditors in respect of the Additional Security. Holders of the Bonds rank *pari passu* with all other unsecured and unsubordinated creditors of ACB in respect of assets of ACB which are not part of the Additional Security.

"Issue Documents" means the explanatory statement issued by the Issuer to its scheme creditors, the Trust Deed, the facility agreement in relation to the ACB Debts, the Bonds, the SPV Debts, the Depository and Paying Agency Agreement, the Security Documents, Priority and Security Sharing Agreement and all other documents executed in connection with the Bonds and the SPV Debts.

"Security Documents" means the documents executed or to be executed from time to time to secure the secured indebtedness of the Issuer, the SPV and the security parties arising under or in connection with the Issue Documents.

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

"Additional Security" means the security created over the assets proposed to be divested in accordance with the Issuer's divestment programme and certain other assets more particularly set out in the Priority and Security Sharing Agreement.

"Priority and Security Sharing Agreement" means the agreement to be made between the Trustee, the security trustee, the Issuer, the SPV, each security party and the facility agent for the SPV Debts relating to the priority and sharing of security in respect of the secured property.

Form and denomination	:	The Bonds will be represented by 5 Global Certificates to be deposited with Bank Negara Malaysia. The Bonds will be in denominations of RM1.00.
Classes of Bonds	:	The classes of Bonds are as follows:- Class A (1) Bonds Class A (2) Bonds Class B(a) Bonds Class B(b) Bonds[1] Class C Bonds
Amount	:	Class A (1) Bonds — RM201.01 million in nominal amount (RM158.56 million in net present value) Class A (2) Bonds — RM445.74 million in nominal amount (RM365.44 million in net present value) Class B(a) Bonds — RM424.24 million in nominal amount (RM333.20 million in net present value) Class B(b) Bonds — RM53.52 million in nominal amount (RM34.90 million in net present value) Class C Bonds — RM340.05 million in nominal amount (RM217.70 million in net present value)
Tenure	:	Class A (1) Bonds — 5 Years Class A (2) Bonds — 5 Years Class B(a) Bonds — 9 Years Class B(b) Bonds — 9 Years Class C Bonds — 10 Years
Issue Price	:	The Bonds will be issued at the respective Nominal Values based on their respective Yields to Maturity.
Coupon Rate	:	The Bonds are zero coupon.
Yield to Maturity	:	The cash yield to maturity for the Bonds are as follows: Class A (1) Bonds — 7.00% Class A (2) Bonds — 6.00% Class B(a) Bonds — 4.75% Class B(b) Bonds — 7.75% Class C Bonds — 4.75%
Trustee	:	Bumiputra-Commerce Trustee Berhad.
Lead Arranger	:	RHB Sakura Merchant Bankers Berhad.

[1] Issued as consideration for the purchase of the entire equity interest in Lion Plaza

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

Listing :	The Bonds will not be listed. The Bonds will be traded through the Scripless Securities Trading System and in accordance with the Code of Conduct and Market Practices for the Malaysian Corporate Bond Market.
Rating :	The Bonds are not rated.
Redemption :	Yearly redemption on the Redemption Dates from the monies in the Redemption Account.
Early Redemption From Surplus In Redemption Account :	ACB may, at its option, redeem the Bonds before their scheduled Redemption Dates. ACB shall be obliged to redeem the Bonds where ACB has available in its Redemption Account, no less than Twenty Million (RM20,000,000.00) of ACB Dedicated Cash-flow PROVIDED THAT the Bonds having a particular Redemption Date shall be redeemed (in chronological order) on a pro rata basis with the ACB Debts having the same repayment date. In the event of an early redemption of outstanding Class B Bonds and outstanding Class C Bonds having the same Redemption Date, those outstanding Class B Bonds shall be fully redeemed before early redemption of the Class C Bonds. The amount payable by ACB on early redemption shall be calculated in accordance with the formula set out in Section 6.15 of the Circular of ACB.
Early Redemption from Disposal :	On disposal of an Existing Security which is held for the benefit of a Class A Bondholder and / or Class A SPV Debt Holder, other than a Development Property Unit, net proceeds shall be used to redeem/repay, in chronological order of the Redemption Dates / repayment dates, the said Class A Bondholder and / or the said Class A SPV Debt Holder at a redemption price/repayment amount calculated in accordance with the formula set out in Section 6.15 of the Circular of ACB. On disposal of any Pool Substitute Security which is held for the benefit of a Class A(1) Bondholder and / or Class A(1) SPV Debt Holder, other than a Development Property Unit, net proceeds shall be used to redeem/repay, in chronological order of the Redemption Dates/ repayment dates, the said Class A(1) Bondholder and / or the said Class A(1) SPV Debt Holder at a redemption price/repayment amount calculated in accordance with the formula set out in Section 6.15 of the Circular of ACB.
Purchase :	Issuer and / or its subsidiaries may purchase the Outstanding Bonds by way of private treaty PROVIDED THAT: (i) the Issuer shall not utilise proceeds from a capital fund raising exercise of whatsoever nature for such purchase; (ii) the aggregate amount of such purchase shall not exceed Ringgit Malaysia Eight Million (RM8,000,000.00);

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

(iii) such purchase shall not be made by the Issuer and/or its subsidiaries from any party which may be directly or indirectly controlled or influenced by the Issuer and/or any person connected with the Issuer within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965; and

(iv) the Issuer shall not utilise the Dedicated Cashflows or any money in the Redemption Account for such purchase.

The Issuer and / or its subsidiaries may purchase the Outstanding Bonds from any Bondholder by using the proceeds from a capital fund raising exercise and/or for an aggregate amount exceeding Ringgit Malaysia Eight Million (RM8,000,000.00) by way of a tender exercise which is equally open to all Bondholders in the same class (and SPV Debt Holders in the same class as the Bondholders).

All Bonds purchased by the Issuer will be cancelled.

"SPV Debt Holders" means the persons holding the relevant classes of SPV Debts

Interest on Late Redemption : One per cent (1%) per annum above the relevant Yield to Maturity applicable to that Bonds on such amounts due up to but excluding the day upon which payment in full is in fact made.

Payment of Back-End Amount and Loyalty Payment : Payment of the nominal value of the Back-End Amount (calculated in accordance with the formula set out in Section 6.17 of the Circular of ACB) shall be made to the Class B and / or Class C Bondholders and to the SPV to pay the Class B and / or Class C SPV Debt Holders.

A Loyalty Payment in addition to the cash Yield to Maturity shall be payable to Class A(2) Bonds / SPV Debts, Class B(a) Bonds / Class B(b) Bonds / Class B SPV Debts and / or Class C Bonds / SPV Debts:-

Type	**Loyalty Payment**
Class A(2) Bonds / SPV Debts	Up to 0.75%
Class B(a) Bonds / Class B SPV Debts	Up to 0.60%
Class B(b) Bonds	Up to 0.60%
Class C Bonds / SPV Debts	Up to 0.60%

Payment of the Back-End Amount and Loyalty Payment is conditional upon the full redemption of all classes of Bonds / SPV Debts, and subject to the extent of the apportioned Relevant Amount, namely, cash amount calculated as follows:

(i) excess of the actual aggregate over the forecast / projected aggregate net divestment proceeds from the Group Divestment Programme for ACB and its group of companies for the period from the Issue Date to the date of full redemption of the Bonds/SPV Debts; and

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

		(ii) the Loyalty Payment and Back-End Amount from the LCB Bonds backing the Bonds and ACB Debts during the period from the Issue Date to the date of full redemption of the Bonds/SPV Debts. Priority of payment of the Back-End Amount and Loyalty Payment from the Relevant Amount is set out in Section 6.17 of the Circular of ACB.
Transfer Restrictions	:	The Bonds are only transferable to persons who are the first holders of the Bonds issued by the Issuer.
Taxation	:	All payments made by the Issuer to the Bondholders will be made in full without any deduction or withholding unless required by law.
Events of Default	:	Customary events of default and events of default applicable under the terms of the ACB Debts. These are set out in Annexure I.
Remedy Period	:	14 days monetary defaults 30 days non monetary defaults 3 months where remedy involves a proposed placement issue 6 months where remedy involves a proposed rights issue
Declaration of Default	:	The Trustee may at its discretion declare or refrain from declaring an Event of Default save and except that:- a) The Trustee shall declare an Event of Default upon the instructions of the Class A Bondholders and Class A SPV Debt Holders by Class A Special Resolution, or, in the event that there are no Outstanding Class A Bonds and no outstanding Class A SPV Debts owed to the Class A Bondholders and SPV Debt Holders, the Class B Bondholders and Class B SPV Debt Holders by Class B Special Resolution; or, in the event that there are no Outstanding Class A and Class B Bonds and no outstanding Class A and Class B SPV Debts owed to the Class A and Class B Bondholders and SPV Debt Holders, by Class C Special Resolution; or b) The Trustee shall not declare an Event of Default unless instructed by the Bondholders / Debt Holders in the manner under sub(a) above in the circumstances under Clause 12.1(p), (r) and (s) of the Trust Deed. Notwithstanding the above, the Trustee shall be deemed to have declared an Event of Default where the Issuer makes any payment under the ACB Debts without redeeming the relevant portion of the Bonds.
Covenants	:	Customary covenants for an exercise of this nature and consistent to those applicable to the ACB Debts. These are set out in Annexure II.
Representations and Warranties	:	Customary representations and warranties in relation to an exercise of this nature and consistent to those applicable to the ACB Debts. These are set out in Annexure III.
Governing Law	:	Malaysian law.

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

Salient provisions contained in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement.

Annexure I

EVENTS OF DEFAULT

If at any time and for any reason, whether within or beyond the control of ACB/SPV, any one of the following events occurs, that is to say:

(a) Non-payment: ACB fails to pay any sums due under the GWRS Documents:

(i) where a valid Rights Issue Notice has been given, within one hundred and eighty (180) days of such sums becoming due PROVIDED THAT ACB shall at all times comply with the provisions of the Rights Issue covenants set out in Annexure I(a) herein and in the event ACB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(ii) where a valid Private Placement Notice has been given, within ninety (90) days of such sums becoming due PROVIDED THAT ACB shall at all times comply with the provisions of the Private Placement covenants set out in Annexure I (b) herein and in the event ACB fails for any reason whatsoever to observe or perform such covenants, such sums shall become immediately due and payable; or

(iii) in all instances (other than pursuant to sub-clauses (a)(i) or (ii) above), within fourteen (14) days of such sums becoming due;

(b) Rights Issue/Private Placement: ACB fails to observe or perform any of the Rights Issue covenants or the Private Placement covenants set out in Annexure I (a) and (b) herein;

(c) Breach of obligations: failure of either ACB or any Scheme Companies or any Security Party to observe or perform any of its/their respective obligations under any Issue Documents (other than in respect of ACB's obligations under paragraphs (a) and (b) above) which is not remedied to the satisfaction of the Trustee/Facility Agent within thirty (30) days after receipt by ACB or the respective Scheme Companies or the respective Security Party of a notice from the Trustee/Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(d) Appointment of receiver, legal process: an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of ACB or any Scheme Companies or any Security Party to values in excess of five per cent (5%) of the Consolidated NTA of ACB, or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(e) Composition or winding up: ACB or any Scheme Companies or any Security Party convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of ACB or such Scheme Companies or such Security Party, as the case may be, or a petition for winding up is presented against ACB or such Scheme Companies or such Security Party, as the case may be, and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

(f) Unlawfulness: it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for ACB or any Scheme Companies or any Security Party to perform or comply with any one or more of their respective obligations under any of the GWRS Documents;

(g) Misrepresentation: any representation, warranty or statement which is made by ACB or any Scheme Companies or any Security Party which is contained anywhere else or in connection herewith proves to be incorrect in any material respect;

(h) Cessation of business: ACB or any Scheme Companies or any Security Party changes the nature or scope of its/their business, suspends a substantial part of the present business operations which it/they now conduct directly or indirectly, or any governmental authority expropriates or threatens to expropriate all or part of its/their assets;

(i) Cross-default: any indebtedness of ACB or any Scheme Companies or any Security Party becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by ACB or any Scheme Companies or any Security Party is not discharged at maturity or when called or ACB or any Scheme Companies or any Security Party goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(j) Litigation: any litigation, arbitration, winding up or administrative proceeding is filed against ACB or any Scheme Companies or any Security Party PROVIDED THAT the amount of such claim filed shall be in excess of five per cent (5%) of the Consolidated NTA of ACB;

(k) Ineffective or invalid provision: any provision of the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreement or the GWRS Documents or any Security Documents is or becomes, for any reason, invalid or unenforceable or if any law is brought into effect which purports to render ineffective or invalid any provision of the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreement or the GWRS Documents or any Security Documents;

(l) Judgment outstanding: any judgments in an amount in excess five per cent (5%) of the Consolidated NTA of ACB as at the date of the judgement shall be entered against ACB or any Scheme Companies or any Security Party unless an application has been made by ACB or such Scheme Company or such Security Party to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(m) Licence: any licence, authorisation, approval, consent, order, exemption, registration is suspended or is revoked or withheld or modified or is otherwise not granted or fails to remain in full force and effect and such revocation results in ACB or any Scheme Companies or any Security Party ceasing its/their business operations;

(n) Nationalisation: save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Trustee/Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of ACB or any Scheme Companies or any Security Party shall be condemned, seized or otherwise appropriated;

(o) Moratorium and/or Restraining Order: ACB or any Scheme Companies or any Security Party obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of indebtedness (other than the moratorium granted by Bank of Tokyo-Mitsubishi (Malaysia) Berhad to ACB which is effective until 31 December 2002) or other suspension of payments generally;

(p) Jeopardy: any securities created in any of the Security Documents or otherwise is in jeopardy or ineffective;

(q) Repudiation: ACB or any Scheme Companies or any Security Party repudiates or take steps to repudiate the ACB Trust Deed, the ACB Facility Agreement, the SPV Facility Agreement or any Issue Documents or any GWRS Document is alleged by ACB or any Scheme Companies or any Security Party not to be in proper legal form for the enforcement thereof in the courts of Malaysia or laws of any applicable jurisdiction;

(r) Change in Substantial Shareholder: save in accordance with the Scheme and pursuant to the GWRS, there is any change in the controlling shareholders of ACB or any Scheme Companies or any Security Party (where for the purposes of this clause, "controlling shareholder" shall be defined as a shareholder with a shareholding of thirty three per cent (33%) or more in the relevant company); or

(s) Material Adverse Change: any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of ACB or any Scheme Companies or any Security Party;

In respect of the SPV Debts, the following additional event of default shall apply:-

(I) SPV: any of the following occurs:

(i) the SPV fails to pay any sums due under the SPV Facility Agreement or other Issue Documents within fourteen (14) days of such sums becoming due;

(ii) the SPV fails to observe or perform any of its obligations under the SPV Facility Agreement or other Issue Documents (other than the payment obligation referred to in paragraph (i) above) which is not remedied to the satisfaction of the Facility Agent within thirty (30) days after receipt by the SPV a notice from the Facility Agent specifying the default OR the date of such breach, whichever is earlier;

(iii) an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, debts, properties or assets of the SPV or distress or any form of execution is levied or enforced upon or taken out against any such assets and is not discharged within thirty (30) days after being levied, enforced or taken out, or any security interest which may for the time being affect any of its assets becomes enforceable;

(iv) the SPV convenes a meeting of its creditors or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors or a petition is presented or a meeting is convened for the purposes of considering a resolution or other steps are taken for making an administration order against or for winding up, dissolution or liquidation of the SPV or a petition for winding up is presented against the SPV and such petition for winding up has not been withdrawn nor set aside within thirty (30) days of its presentation;

(v) it is or will become unlawful by the laws of Malaysia or by the laws of any applicable jurisdiction for the SPV to perform or comply with any one or more of their respective obligations under the SPV Facility Agreement or other Issue Documents;

(vi) any indebtedness of the SPV becomes due or capable of being declared due before its stated maturity, any guarantee of or indemnity given by the SPV is not discharged at maturity or when called or the SPV goes into default under, or commits a breach of, any instrument or agreement relating to any such indebtedness or guarantee or the security for any such indebtedness becomes enforceable;

(vii) any litigation, arbitration, winding up or administrative proceeding is filed against the SPV;

(viii) any judgments shall be entered against the SPV unless an application has been made by the SPV to set aside or stay such judgment within thirty (30) days from the date of such judgment;

(ix) save for instances of compulsory acquisitions (where the compensation paid for such acquisition does not in the opinion of the Facility Agent materially affect the ability of such company to fulfil its obligations), all or a material part of the property or assets of the SPV shall be condemned, seized or otherwise appropriated;

(x) the SPV obtains a restraining order and/or enters into or proposes to enter into, or there is declared by any competent court or authority, a moratorium on the payment of indebtedness or other suspension of payments generally;

(xi) the SPV repudiates or takes steps to repudiate the SPV Facility Agreement or any other Issue Documents;

(xii) there is any change in the shareholding of the SPV; or

(xiii) any event or series of events occur(s) which might have a material and adverse effect on the financial condition or operations of the SPV,

then, whether or not any such Event of Default is continuing, the Trustee/Facility Agent may or shall if so instructed by the relevant holders of the Bonds/SPV Debts by Special Resolution (other than in circumstances described in sub-clauses (p), (r), (s) and (I)(xii) and (I)(xiii) (in respect of the SPV Debts) above, in respect of which the Trustee/Facility Agent shall only act in accordance with the instructions of the holders of the Bonds/SPV Debts) declare by notice in writing to ACB/SPV that an Event of Default has occurred whereupon :

(i) all amount payable under the GWRS Documents shall become immediately due and payable; and

(ii) without further notice to ACB/SPV, institute such proceedings and take such steps as it thinks fit including enforcing remedies under each of the Issue Documents, the Security Documents and the GWRS Documents subject to the terms of the Priority and Security Sharing Agreement.

Each of the paragraphs above is to be construed independently and no one Event of Default limits the generality of any other Event of Default.

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SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

Salient provisions contained in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement.

Annexure I (a)

RIGHTS ISSUE COVENANTS

ACB further covenants and undertakes with the SPV and the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds/ACB Debts have been discharged:

(a) SC Submissions: if a Rights Issue Notice has been given, ACB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Rights Issue; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV or the Trustee to a change in the utilisation of the proceeds of the Rights Issue or a change in the amount to be raised by the Rights Issue, unless even after the change, sufficient funds would be raised by ACB to make all payments which are overdue.

For the purpose of this clause, a Rights Issue Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that ACB proposes to carry out a Rights Issue for the purpose of raising funds to pay for some or all of such Bonds/ACB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Rights Issue; and
(ee) provide particulars of the timing of the Rights Issue, the amount to be raised, the basis of the Rights Issue and the proposed issue price of the new shares;

(b) SC approval: ACB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as shall be required under any law (the "Other Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Other Approving Authority to the Rights Issue, ACB shall notify the SPV, Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or the Other Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or Other Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Other Approving Authority, within seven (7) days from the date of submission to the Securities Commission or the Other Approving Authority, as the case may be;

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

(d) Results of appeal: in the event that an appeal has been made by ACB to the Securities Commission, ACB shall use its best endeavours to obtain the decision approval or rejection of the Securities Commission or the Other Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of receipt of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Other Approving Authority, ACB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee/Facility Agent and the Securities Commission or the Other Approving Authority of either (a) its acceptance of all conditions imposed by the Securities Commission or the Other Approving Authority; or (b) its intention to discontinue with the Rights Issue;

(f) Books closure: ACB shall declare the books closure date in respect of a Rights Issue referred to in a Rights Issue Notice no later than one hundred and ten (110) days after the due date for the redemption of the Bonds to which the Rights Issue relates; and

(g) Shareholders and other approvals: ACB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Rights Issue prior thereto.

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SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

Salient provisions contained in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement.

Annexure I (b)

Private Placement Covenants

ACB further covenants and undertakes with the SPV, the Trustee and each Bondholders that until all its liabilities and obligations hereunder and under the Bonds/ACB Debts have been discharged:

(a) SC Submissions: if a Private Placement Notice has been given, ACB shall:

(i) no later then sixty (60) days from the date of such notice, make a submission to the Securities Commission to obtain its approval for the Private Placement; or

(ii) promptly, and in any event no later than seven (7) days from the date it makes the submission, provide copies of the submission made to the Securities Commission to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(iii) promptly, and in any event no later than seven (7) days from its receipt of the same, provide to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant copies of all correspondence between it (and its advisors) and the Securities Commission;

(iv) obtain the written consent of the SPV or the Trustee to a change in the utilisation of the proceeds of the Private Placement or a change in the amount to be raised by the Private Placement, unless even after the change, sufficient funds would be raised by ACB to make all payments which are overdue.

For the purpose of this clause, a Private Placement Notice shall :

(aa) be in the agreed form;
(bb) be given no later than the end of the first month of the last quarter preceding the next scheduled Repayment Date;
(cc) state that ACB proposes to carry out a Private Placement for the purpose of raising funds to pay for some or all of such Bonds/ACB Debts;
(dd) be accompanied by a copy of the announcement made to the Kuala Lumpur Stock Exchange in respect of the Private Placement; and
(ee) provide particulars of the timing of the Private Placement, the amount to be raised, the basis of the Private Placement and the proposed issue price of the new shares;

(b) SC approval: ACB shall use its best endeavours to obtain the decision of the Securities Commission or such other approving authority as may be required under law ("Approving Authority") within three (3) months of the date the submission is made and upon receipt of such approval, promptly or in any event no later than seven (7) days from the date of receipt of the approval letter forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant ;

(c) Notice of acceptance/appeal: upon receipt of the approval of the Securities Commission or the Approving Authority as the case may be to the Private Placement, ACB shall notify the SPV and the Trustee/Facility Agent (i) of its acceptance of the conditions imposed by the Securities Commission or such Approving Authority within seven (7) days from the date of receipt of the letter from the Securities Commission or the Approving Authority, as the case may be; or (ii) that it has appealed against such conditions imposed by the Securities Commission or the Approving Authority, as the case may be, within seven (7) days from the date of submission to the Securities Commission or the Approving Authority as the case may be;

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

(d) Results of appeal: in the event that an appeal has been made by ACB to the Securities Commission or the Approving Authority as the case may be, ACB shall use its best endeavours to procure the decision, approval or rejection of the Securities Commission or such Approving Authority within sixty (60) days from the date of the letter of appeal and upon receipt of such approval/rejection, promptly or in any event no later than seven (7) days from the date of the approval/rejection letter, forward certified true copies thereof to the SPV, the Trustee/Facility Agent, the Security Trustee and the Monitoring Accountant;

(e) Acceptance of appeal: in the event that the appeal is rejected by the Securities Commission or the Approving Authority as the case may be, ACB shall within seven (7) days from the date of receipt of such rejection letter, notify the SPV, the Trustee, the Security Trustee, the Monitoring Accountant and the Securities Commission or the Approving Authority, as the case may be of either (i) its acceptance of all conditions imposed by the Securities Commission or such Approving Authority; or (ii) its intention to discontinue with the Private Placement; and

(f) Shareholders and other approvals: ACB shall procure its shareholders' and all other relevant corporate/governmental approval required in relation to the Private Placement prior thereto.

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SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

Salient provisions contained in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement.

Annexure II

POSITIVE COVENANTS

ACB/SPV covenants and undertakes with the SPV, the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder and under the Bonds/ACB Debts have been discharged:

(a) Conduct of business: ACB will and the SPV will ensure that ACB conduct its business and affairs with due diligence and efficiency and in accordance with sound financial and commercial standards and practices and in accordance with its constitutional documents;

(b) Financial Information: at some date no later than two (2) months after the expiration of each quarter of the financial year of ACB, ACB/SPV shall cause to be made out and lodged with the Kuala Lumpur Stock Exchange and the Trustee/Facility Agent a consolidated balance sheet and profit and loss account of such quarterly period of ACB and the SPV;

(c) Default: if ACB/SPV becomes aware of the occurrence of an Event of Default it will forthwith notify the SPV, the Trustee/Facility Agent and provide the SPV, the Trustee/Facility Agent with full details of any steps which it is taking, or is considering taking, in order to remedy or mitigate the effect of the Event of Default or otherwise in connection with it and it will take such reasonable steps as may be required by the SPV, theTrustee/Facility Agent in order to remedy or mitigate the effect of the Event of Default;

(d) Capital Expenditure: ACB/SPV shall seek prior consent of the SPV, the Trustee/Facility Agent acting on the instructions of Bondholders/SPV Debt Holders by Ordinary Resolution before ACB and/or any of its subsidiaries incurs any capital expenditure:

    (i) for any new investment which is not within the core business(es) of ACB or such subsidiary set out in the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreement; or

    (ii) exceeding twenty five per cent (25%) of the Consolidated NTA of ACB;

(e) Consents and Licences: ACB will and the SPV will and will cause ACB to obtain and promptly renew from time to time upon request by the SPV, the Trustee/Facility Agent and promptly deliver to the SPV, the Trustee/Facility Agent certified true copies of, any authorisation, approval, consent, licence, exemption, registration, recording, filing or notarisation as may be necessary to ensure the validity, enforceability or priority of each Issue Document or the rights of the SPV, the Trustee/Facility Agent under the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreement and any other agreement related therewith, and ACB will and the SPV will ensure that ACB comply with the terms and conditions of all such authorisation, approval, consent, licence, exemption, registration, recording, filing and notarisation, including but not limited to the terms and conditions of the approval from the Securities Commission in respect of the GWRS;

(f) Insurance: ACB will and the SPV will ensure that ACB will at all times arrange for and maintain full insurable value and such insurance in respect of its insurable assets and the assets of each Scheme Companies and any Security Party and any Security Party against all risks (including third party risks) which a prudent company carrying on a business similar to that of ACB, each Scheme Companies and each Security Party would normally insure;

(g) Compliance with Group Divestment Programme: ACB shall and the SPV will cause ACB to ensure that the Monitoring Accountant shall be actively involved with the monitoring of ACB's efforts and actions in relation to its Group Divestment Programme as provided in the GWRS and ACB shall furnish quarterly reports on the progress of the Group Divestment Programme to the Monitoring Accountant and render all such assistance and co-operation and provide all such information, documents and reports as may be requested from time to time by the Monitoring Accountant;

(h) Ranking: the liabilities of ACB/SPV under the ACB Trust Deed, ACB Facility Agreement or the SPV Facility Agreement rank and will rank prior in point of priority to all its other unsecured and unsubordinated liabilities (both actual and contingent) except:

(i) liabilities which are subject to liens or rights of set-off arising in the normal course of trading and the aggregate amount of which is not material; and

(ii) liabilities which are preferred solely by Malaysian law and not by reason of any Security Interest;

(i) Subordination: ACB will and the SPV will cause ACB to ensure that all and any advances by its directors or shareholders (other than the Scheme Creditors holding shares in ACB pursuant to the GWRS) to it are to be subordinated to its liabilities to the SPV/Trustee under the ACB Trust Deed, ACB Facility Agreement or the SPV Facility Agreements;

(j) Preparation of accounts: ACB and the Scheme Companies and any Security Party and any Security Party will and the SPV will ensure that the parties will prepare financial statements on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(k) Record on business: ACB/SPV will and the SPV will ensure that ACB will maintain and cause to be maintained records adequate to record and reflect the operations and financial condition of ACB, the SPV and each Scheme Companies and each Security Party, and it will at all times permit and procure permission for the Trustee/SPV or the Facility Agent or its agents and servants at all reasonable times to have access to and to inspect its books of accounts and records of ACB and each Scheme Company relating to its respective business at any office, branch or place of business of ACB or elsewhere;

(l) Appointment of Monitoring Accountant: ACB shall appoint or permit the Trustee/Facility Agent, as the case may be to appoint at ACB's cost and expense and with written notice to ACB, such reputable professional monitoring accountant acceptable to the Trustee/Facility Agent for the purposes of ensuring that the obligations created under the GWRS are carried out in accordance with the terms and conditions of the GWRS Documents and in accordance with normal industry practice. ACB shall and the SPV will cause ACB to ensure that there shall be a Monitoring Accountant appointed at all times during the tenure of the Bonds/SPV Debts and until full repayment of the Secured Indebtedness;

(m) Litigation: ACB will and the SPV will ensure that ACB promptly notify the Trustee/Facility Agent, as the case may be of:

(i) any default or event of default under any other contractual obligation of ACB, the Scheme Companies or the Security Party; or

(ii) any litigation investigation or proceeding which may exist at any time between ACB or the Scheme Companies or the Security Party; or

(iii) any litigation or proceeding before any court or governmental regulatory agency affecting ACB or the Scheme Companies or the Security Party;

if so requested by the SPV, the Trustee/Facility Agent or if the value of such contractual obligation, litigation, investigation or proceeding is equal to or exceeds five per cent (5%) of the Consolidated NTA of ACB.

Each such notice pursuant to this sub-clause shall be given by ACB to the SPV, the Trustee/Facility Agent, as the case may be, not later than fourteen (14) days after ACB has knowledge of the occurrence referred to therein;

(n) Taxes: ACB/SPV, each Scheme Companies and each Security Party will pay and discharge all taxes, assessments and governmental charges or levies imposed on it/them;

(o) Authorised Signatories: ACB, the Scheme Companies and the Security Party will forthwith notify the SPV, the Trustee/Facility Agent if any of ACB's, SPV's or the Scheme Companies or the Security Party' authorised signatories are no longer authorised to act on ACB's, SPV's or the Scheme Companies or the Security Party' behalf in relation to the Scheme;

(p) Appointment of Auditors: ACB will and will cause the Scheme Companies and the Security Party to nominate such auditor or firm of auditors which are either:

(i) auditors of ACB or any Scheme Companies and any Security Party as at the date of the ACB Trust Deed, ACB Facility and SPV Facility Agreement; or

(ii) on the panel of any financial institution in Malaysia as at the date of their appointment,

in respect of any matter connected with the accounts and operations of ACB, the Scheme Companies and the Security Party respectively;

(q) Punctual Payment: ACB/SPV will punctually pay all amounts due and will perform and cause and procure the Scheme Companies and the Security Party to perform all its/their obligations under the ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement and/or the Issue Documents;

(r) Payment of Outgoings: ACB/SPV, the Scheme Companies and the Security Party will punctually pay all quit rents, rates, taxes and all outgoings payable in connection with or arising out of ACB's/SPV's, the Scheme Companies and the Security Party' business, assets or properties and ACB, the Scheme Companies and the Security Party will furnish to the Trustee/Facility Agent the receipts for all such payments; and

(s) Further assurance: ACB/SPV, the Scheme Companies and the Security Party will at its/their own cost and expense, execute, sign, perfect, register every document, act or thing as in the opinion of the SPV, the Trustee/Facility Agent may be necessary or desirable for the implementation, perfection, maintenance and subsequent amendments of the GWRS Documents.

In respect of the SPV Debts, the following additional covenants shall apply:-

(I) ACB Debts: the SPV will observe its obligations and exercise its rights with respect to the ACB Debts, and promptly notify the Facility Agent of any occurrence of an event giving or which may give rise to a claim or constituting or may constitute a breach thereunder or hereunder and the SPV will immediately provide to the Facility Agent all relevant information in respect of the ACB Debts;

(II) Direction from Facility Agent: the SPV will implement and put into effect any direction given by the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) on all matters in connection with the ACB Debts pursuant to the terms and conditions of the SPV Facility Agreement

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SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

Salient provisions contained in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement.

NEGATIVE COVENANTS

ACB/SPV covenants and undertakes with the Trustee/Facility Agent and each Bondholders/SPV Debts Holders that until all its liabilities and obligations hereunder have been discharged, ACB/SPV will not without the written consent of the Trustee/Facility Agent (acting on the instructions of the Bondholders/SPV Debt Holders by Ordinary Resolution) first had and obtained:

(a) Negative Pledge: ACB will not and the SPV will not allow AC to create, incur, assume, suffer or permit to exist over all or any part of its or any of its subsidiaries' or any Scheme Companies or any Security Party' business or assets any security interest other than:

(i) those permitted under the ACB Trust Deed, the ACB Facility Agreement and the SPV Facility Agreement or the Issue Documents;

(ii) any security interest created on an asset acquired by ACB or any of its subsidiaries after the date of the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreements securing indebtedness incurred solely to finance the purchase of such asset and the indebtedness secured does not exceed and is not capable of exceeding the purchase price of such asset;

(iii) any security interest created on an asset acquired by ACB after the date of the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreements the purchase of which is funded from the proceeds of new equity or proceeds which are not Dedicated Cashflow;

(b) Indebtedness: ACB will not and the SPV will not create, incur, assume, guarantee or permit to exist any Indebtedness with respect to ACB, its subsidiaries, the Scheme Companies and the Security Party except:

(i) any Indebtedness arising from the ACB Trust Deed, the ACB Facility Agreement and the SPV Facility Agreement;

(ii) any other Indebtedness which has been disclosed in writing by ACB to the Trustee/Facility Agent prior to the date of the ACB Trust Deed, the ACB Facility Agreement and SPV Facility Agreements ; and

(iii) the following indebtedness:

(1) the outstanding principal amount of any bank borrowings in respect of assets acquired, existing as at the relevant date of the acquisition of those assets and disclosed in writing to the Trustee/Facility Agent prior to the date of the ACB Trust Deed, ACB Facility Agreement or the SPV Facility Agreements, in relation to which there shall be no recourse whatsoever to ACB or any of its subsidiaries or any Scheme Company, as the case may be. For avoidance of doubt, any indebtedness arising or incurred or assumed on or after the date of acquisition (including any amounts refinanced or restructured) or not otherwise disclosed to the Trustee/Facility Agent prior to the date of the ACB Trust Deed/Restated Facility Agreements shall be included in the computation of Permitted Indebtedness below; and

(2) the outstanding bank borrowings of the Excluded Companies, the terms of which shall not include any recourse whatsoever against ACB; and

(iv) any Permitted Indebtedness.

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

For the purposes of this clause, "Permitted Indebtedness" means, at any time, any indebtedness for borrowed moneys incurred or assumed by ACB, any of its subsidiaries and any Scheme Company in respect of which the aggregate principal amount committed or provided by the lenders together with the aggregate amount of all indebtedness of ACB, any of its subsidiaries and any Scheme Company at the time of its incurrence does not exceed the following limits:

(1) where the total amounts made for the redemption and purchase of the Bonds and the total amounts made for the redemption and purchase of the SPV Debts (collectively, "Redemption and Repayment Amounts") paid by ACB and/or the SPV up to that time is less than 50% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 20% of that Redemption and Repayment Amounts paid by ACB and/or the SPV up to that time;

(2) where the Redemption and Repayment Amounts paid by ACB and/or the SPV up to that time is equal to or exceeding 50% but less than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and SPV Debts, the limit shall be 35% of that Redemption and Repayment Amounts paid by ACB up to that time; and

(3) where the total Redemption and Repayment Amounts paid by ACB and/or the SPV up to that time is equal to or more than 75% of the aggregate Redemption and Repayment Amounts payable under the Bonds and the SPV Debts, the limit shall be 50% of that total Redemption and Repayment Amounts paid by ACB and/or the SPV up to that time,

PROVIDED ALWAYS THAT notwithstanding anything to the contrary in this clause:

(aa) ACB, any of its subsidiaries, any Scheme Company and any Security Party shall not incur or assume any Permitted Indebtedness if as a consequence, its total Permitted Indebtedness for the financial year 2008 shall exceed thirty five per cent (35%) of the Redemption Amounts and Repayment Amounts paid up to the time of its incurrence;

(bb) the total Permitted Indebtedness of ACB aggregated with that of its subsidiaries, each Scheme Company and each Security Party at any time shall not exceed the aggregate sum of Ringgit Malaysia One Thousand and Five Hundred Million (RM1,500,000,000.00) regardless of the amount of Redemption Amounts and Repayment Amounts paid;

(c) <u>Disposal of assets/shares</u>: ACB will not and the SPV will not allow ACB to dispose or permit any of its subsidiaries or any Scheme Company to dispose any of the following:

(i) assets/shares in the Group Divestment Programme:

(aa) where the disposal price of such asset/share is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share. For the purposes of this sub-clause, the market value of the asset/share shall be determined by an independent professional valuer appointed by ACB, its subsidiaries or the Scheme Companies and any Security Party and any Security Party, and a copy must be sent to the SPV, the Trustee/Facility Agent for its consideration no later than two (2) months prior to the Trustee/Facility Agent giving its written approval, and such valuation shall have been carried out not more than six (6) months prior to the date of the sale of the such asset/share; and/or

(bb) where the disposal price of such asset/share is equal to or more than Ringgit Malaysia Five Million (RM5,000,000.00); and/or

(cc) where the sale of such asset/share is to a Related Party;

and

(ii) assets/shares not in the Group Divestment Programme (save and except for assets/ shares acquired by ACB, any of its subsidiaries or any Scheme Company after the date of the ACB Trust Deed, ACB Facility Agreement or the SPV Facility Agreements the purchase of which are funded from monies other than Dedicated Cashflow) where the disposal price of such asset/share:

(1) is:

(aa) more than Ringgit Malaysia Twenty Five Million (RM25,000,000.00); or

(bb) twenty per cent (20%) or more of the audited Consolidated NTA of ACB,

whichever is the lower; and

(2) is at a discount rate of twenty per cent (20%) or more of the market value of the said asset/share,

in which event ACB, its subsidiaries or the Scheme Companies or the Security Party shall forward to the SPV, the Trustee/Facility Agent prior to the disposal of such asset/share, the valuation report carried out on such asset/share (not more than six (6) months prior to the date of the sale of the such asset/share) which market value shall be determined by an independent professional valuer appointed by ACB, its subsidiaries or the Scheme Companies or the Security Party, and the net proceeds from the disposal of such assets/shares exceeding Ringgit Malaysia Two Million (RM2,000,000.00) shall be deposited into the Escrow Account to be held by the Security Trustee for the benefit of the Bondholders, the SPV Holders and ACB PROVIDED ALWAYS THAT the net proceeds from the disposal of such assets/shares shall be utilised towards the redemption of the Bonds and the SPV Debts in the following percentages:

Net Proceeds of assets/shares (on per disposal basis) (RM)	Bondholders/ SPV Debt Holders	Issuer
Up to 2,000,000.00	-	100%
From 2,000,001.00 up to 5,000,000.00	50%	50%
Thereafter, in excess of 5,000,000.00	70%	30%

For the avoidance of doubt, "Net Proceeds" shall mean the balance of the proceeds from any disposal of assets/shares after deducting taxes payable in respect of that disposal and any direct incidental expenses related thereto. Further, ACB may utilise its share of the Net Proceeds as set out above without restrictions.

For the purposes of this clause, it is hereby agreed that separate disposals will be aggregated and treated as if they were one if the terms of such disposal were agreed upon within a period of twelve (12) months. Without prejudice to the generality of the foregoing, the following disposals will also be aggregated for the purposes of this clause:

(A) disposals entered into with the same party or with parties connected with one another within the meaning of the Listing Requirements of the Kuala Lumpur Stock Exchange or the Companies Act, 1965;

(B) disposals involving the disposal of assets/shares in one particular company or entity;

(C) transactions involving the disposal of various parcels of land contiguous to each other;

(d) Loans and advances: ACB will not and the SPV will not allow ACB, save and except for normal trade credit or the making of loans to staff and executive directors pursuant to a staff benefit scheme where such executive directors are included in the scheme, make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(e) Loans to directors, shareholders and related companies: ACB will not and the SPV will not ACB to make any loans to its directors except pursuant to Section 133 of the Companies Act, 1965 or its related or associated companies other than in accordance with the GWRS except pursuant to Section 133A of the Companies Act, 1965 and where the loans proceeds are from rights issues or new borrowings approved hereto;

(f) Dividends: ACB will not and the SPV will not allow ACB to declare or pay any cash dividend (excluding dividends equivalent to one per cent (1%) of par value of the shares to such companies or such amount which is required to maintain its trustee status) or make any other cash distribution on or in respect of any of its share capital;

(g) Prepayment of other loans: ACB will not and the SPV will not allow ACB to make any prepayment of any other loans or indebtedness if there are any monies outstanding under the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreements which is overdue and unpaid save and except where such source of prepayments are not from the Redemption Account or any Dedicated Cashflow and ACB, each Scheme Companies and each Security Party are not in default under the terms of the GWRS Documents;

(h) Share Capital: ACB will not and the SPV will not allow ACB, save and except for the exercise of a rights issue, reduce or in any way whatsoever alter, its authorised and/or issued shares in existence at the date hereof;

(i) Constitutional documents: ACB will not and the SPV will not allow ACB to add to, delete, vary or amend its constitutional documents or change its financial year;

(j) Redemption of share capital: ACB will not and the SPV will not allow ACB to redeem any share capital (except where such shares may only be redeemed out of the proceeds of a fresh issue of ordinary shares of ACB);

(k) Enter into partnership: ACB will not and the SPV will not allow ACB, save in the ordinary course of business of ACB, enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(l) Indebtedness owed to ACB etc: ACB will not and the SPV will not allow SPV to release, surrender, reduce, waive, amend or vary or permit a release, surrender, reduction, waiver, amendment, or variation of the amount of any indebtedness owed to it, any of its subsidiaries or any Scheme Company or any Security Party by any person or the terms upon which the same is outstanding PROVIDED THAT ACB could reduce, amend or vary amounts owing by trade creditors in the ordinary course of business;

(m) Disposal: ACB will not and the SPV will not allow ACB, subject to sub-clause (c) above, enter or allow any of its subsidiaries or any Scheme Companies or any Security Party to enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or any of its subsidiaries or any Scheme Companies or any Security Party or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of ACB's, any of its subsidiaries' or any Scheme Companies or any Security Party' undertaking, business or assets;

(n) Restriction on transaction: ACB will not and the SPV will not allow ACB to enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(o) No Investment: ACB will not and the SPV will not ACB, save in the ordinary course of business, undertake any further investments other than the existing investments disclosed in writing to the Trustee/Facility Agent prior to the execution of the ACB Trust Deed, the ACB Facility Agreement or the SPV Facility Agreements unless financed from additional equity capital or from new borrowings approved hereto or monies otherwise than from the Redemption Account or any Dedicated Cashflow;

In respect of the ACB Debts, the following additional covenant shall apply:

TSWC Undertaking: ACB will not allow any amendments to or waive any of its rights under the TSWC Undertaking

In respect of the SPV Debts, the following additional covenant shall apply:-

SPV Activities: notwithstanding other provisions in this clause above:

(i) create, incur, assume, suffer or permit to exist over all or any of its business or assets any Security Interest other than those permitted under the SPV Facility Agreement or other Issue Documents;

(ii) create, incur, assume, guarantee or permit to exist any Indebtedness with respect to the SPV except any Indebtedness arising from this Agreement;

(iii) save for in the ordinary course of business, dispose any of its assets;

(iv) make or permit to exist any loans or lend or make advances to others or guarantee any person, enterprise or company;

(v) declare or pay any dividend or make any distribution on or in respect of any of its share capital;

(vi) reduce or in any way whatsoever alter its authorised and/or issued share capital;

(vii) add to, delete, vary or amend its constitutional documents or change its financial year;

(viii) enter into any partnership or other similar arrangement whereby its income or profits are, or might be shared with any other person, firm or company;

(ix) enter into any transaction of merger or consolidation or amalgamation, or liquidate, wind up or dissolve itself or convey, sell, lease, transfer or otherwise dispose of or in any way cease to exercise control over the whole or any part of its undertaking, business or assets;

(x) enter into any transaction with any person, firm or company except in the ordinary course of business, on ordinary commercial terms and on the basis of arm's length arrangements;

(xi) save in the ordinary course of business, undertake any investments;

(xii) agree to any termination, waiver or consent to any act or omission which would constitute a breach, or settlement or compromise of any claim with ACB in respect of the ACB Debts;

(xiii) where any provision of the ACB Facility Agreement or any other terms of the ACB Debts makes reference to or requires the approval, consent, certification or opinion of the SPV, so approve, consent, certify or opine without the agreement of the Facility Agent (on the instructions of the SPV Debt Holders, where relevant) to such approval, consent, certification or opinion;

(xiv) amend, supplement, vary or in any way alter or agree to any such amendment, supplement, variation or alteration to any of the provision of the AMB Facility Agreement or any other terms of the AMB Debts; and

(xv) give approval as to any amendment to or any waiver of the rights of ACB under TSWC Undertaking.

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

Salient provisions contained in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement. Words and terms used herein are as defined in the draft ACB Trust Deed, ACB Facility Agreement and the SPV Facility Agreement.

Annexure III

REPRESENTATIONS AND WARRANTIES

Save as disclosed to the Trustee/Facility Agent as at the date of the ACB Trust Deed, the Facility Agreement or the SPV Facility Agreements, ACB/SPV represents and warrants to the Trustee/Facility Agent and Bondholders/SPV Debt Holders that:

(a) Contract or commitment: since 30 June 2002, no Scheme Companies has entered into any contract or commitment of an unusual or onerous nature (other than in the ordinary course of business), which, in the context the Bonds/SPV Debts may be material for disclosure in the context of the GWRS and each Scheme Companies has carried on its business in the ordinary and usual course in the context of the GWRS;

(b) Status: ACB, SPV and each Scheme Company is a company duly incorporated under the laws of Malaysia or in the event that any of such companies is not incorporated in Malaysia, the laws of its country of incorporation, and has full power and authority to conduct its business and to execute and deliver and comply with the provisions of the GWRS;

(c) Issue Documents: the creation and issue of the Bonds/Consolidated and Rescheduled Debts and the execution and delivery of the ACB Trust Deed/Restated Facility Agreements and the GWRS Documents, and the performance of the terms herein and therein have been duly authorised by ACB/SPV and that the same constitute or will constitute legal, valid and binding obligations of ACB enforceable in accordance with their respective terms;

(d) Powers and authorisations: the execution and delivery by the Issue and/or the SPV of the ACB Trust Deed/Restated Facility Agreements does not and will not infringe any applicable law or regulation and are not and will not be contrary to the provisions of the Memorandum and Articles of Association of ACB and/or the SPV and will not infringe any terms of, or constitute a default under, any instrument or agreement to which ACB and/or the SPV is a party or by which it or its property is bound;

(e) Litigation: no Scheme Company is involved in, nor has ACB and/or the SPV knowledge of any threat or circumstances likely to lead to, any litigation or arbitration or administrative proceedings which might, individually or in the aggregate, be material in the context of the GWRS;

(f) Consents: that all consents, clearances, approvals, authorisations and orders of any court, government department or other regulatory body in Malaysia or elsewhere and all corporate consents, approvals and authorisations required by ACB or the SPV for or in connection with the execution and delivery of the ACB Trust Deed, ACB Facility Agreement or the SPV Facility Agreements and the Issue Documents have been obtained and will remain in full force and effect;

(g) Taxation: all necessary returns have been delivered by or on behalf of ACB, SPV and each Scheme Company to the relevant taxation authorities and none of them is in default in the payment of any taxes, and no claim is being asserted with respect to taxes which is not disclosed in the relevant financial statements;

(h) Information: the information furnished by ACB/SPV and each Scheme Company in connection with the Scheme does not contain any untrue statement or omit to state any fact the omission of which makes the statements therein, in the light of the circumstances under which they were made, misleading, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by ACB/SPV;

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

(i) No Immunity: in any proceedings taken in Malaysia or else where in relation to the GWRS, neither ACB, SPV nor any Scheme Company will be entitled to claim for itself or any of its respective assets immunity from suit, execution, attachment or other legal process;

(j) No cross default: save as disclosed in writing to the Trustee prior to the execution of the ACB Trust Deed of matters which may have a material adverse effect on ACB, SPV or any Scheme Company, and in the case where remedial action is required to be taken by ACB or procured to be taken by ACB or the SPV in respect of any Scheme Company as a consequence of such disclosure, ACB or the SPV has remedied or procured the remedy of these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, no event has occurred which constitutes, or which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute, a contravention of, or default under, any agreement or instrument by which ACB, the SPV or any Scheme Company or any of its/their assets is bound or affected;

(k) Accounts: the audited financial statements (including the income statement and balance sheets) of ACB, the SPV and the Scheme Companies for the year ended 30 June 2002 have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia and give a true and fair view of its financial condition and results of operations for the relevant period, and all liabilities have been fully disclosed or reserved against, and the latest interim accounts of ACB, the SPV and the Scheme Companies have been prepared on a basis consistently applied in accordance with generally accepted accounting principles in Malaysia;

(l) Material change in financial condition: there has been no material adverse change in the financial condition or operations of ACB, the SPV and the Scheme Companies since 30 June 2002;

(m) No security: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by ACB or the SPV as a consequence of such disclosure, ACB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility Agent, none of the assets, properties and rights of ACB, the SPV and each Scheme Company is affected by any security interest and ACB, the SPV and each Scheme Company is not a party to, nor is it/they or any of its/their assets bound by, any order, agreement or instrument under which ACB, the SPV or the Scheme Companies is/are, or in certain events may be, required to create, assume or permit to arise any security interest, other than those security interests created pursuant to the GWRS Documents;

(n) Disclosure: ACB or the SPV has fully disclosed in the Scheme all facts relating to ACB, the SPV and the Scheme Companies which ACB or the SPV knows or should reasonably know and which are material for disclosure to the Trustee/Facility Agent;

(o) Title: ACB, the SPV and each Scheme Company is the beneficial owner or has title to all its respective assets;

(p) Event of Default: save where the matters disclosed are acceptable to the Trustee/Facility Agent and in the case where remedial action is required to be taken by or procured to be taken by ACB or the SPV as a consequence of such disclosure, ACB or the SPV has remedied or procured to be remedied these matters to the satisfaction of the Trustee/Facility Agent within the time period allowed by the Trustee/Facility, no Event of Default has occurred and/or is continuing;

(q) Dissolution: no step has been taken by ACB or the SPV or its/their shareholders nor have any legal proceedings been started or threatened for the dissolution of the Issuing PLC or the SPV or any of the Scheme;

(r) Conduct of Business: ACB, the SPV and each Scheme Company is conducting its business and operations in compliance with all applicable laws and regulations and all directives of governmental authorities having the force of law;

SUMMARY OF PRINCIPALTERMS AND CONDITIONS OF THE ACB BONDS

(s) Section 176 of the Companies Act, 1965: save and except pursuant to the GWRS, no step has been taken by ACB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person in its/their behalf nor have any legal proceedings or applications been started or threatened under section 176 of the Companies Act, 1965 nor has any moratorium been declared or affects ACB, the SPV or any of the Scheme Companies or any part of their debts;

(t) CDRC: save and except pursuant to the GWRS, no step has been taken by ACB, the SPV or the Scheme Companies, its/their creditors or any of its/their shareholders or any other person on its/their behalf to apply to the former Corporate Debt Restructuring Committee for the restructuring of the debts of ACB, the SPV or the Scheme Companies; and

(u) Divestment Assets: ACB has, prior to the date hereof, fully disclosed to the Security Trustee and the Monitoring Accountant the details in respect of the Divestment Assets.

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DIRECTORS' REPORT ON SILVERSTONE

S/PR/1017

SILVERSTONE

Registered Office:-

Level 46
Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

6 January 2003

The Shareholders
Angkasa Marketing Berhad

On behalf of the Board of Directors of Silverstone Berhad ("Silverstone"), I report after due enquiry that during the period from 30 June 2002 (being the date to which the last audited financial statements of the company have been made up) to the date of this letter (being a date not earlier than fourteen days before the issue of this Circular):

(a) the business of Silverstone and its subsidiaries ("Silverstone Group") has, in the opinion of the Directors, been satisfactorily maintained;

(b) in the opinion of the Directors, no circumstances have arisen subsequent to the last audited financial statements of Silverstone Group which have adversely affected the trading or the value of the assets of Silverstone Group;

(c) the current assets of Silverstone Group appear in the books at the value which are believed to be realisable in the ordinary course of business;

(d) save as disclosed in the audited financial statements, there are no contingent liabilities which have arisen by reason of any guarantees or indemnities given by Silverstone Group; and

(e) there have been no changes in the published reserves nor any unusual factors affecting the profit of the Silverstone Group since the last audited financial statements of the Silverstone Group.

Yours faithfully

On behalf of the Board of Directors of
SILVERSTONE BERHAD

....
Tan Sri William H.J. Cheng
Director

SILVERSTONE BERHAD (154513-A)
Lot 5831, Kamunting Industrial Estate II, P. O. Box 2, 34600 Kamunting, Perak Darul Ridzuan, Malaysia.
Telephone: 05-8911077-8 (6 Lines) Fax : 05-8911079, 8911516, 8912386

PROPOSED ORGANISATIONAL AND FINANCIAL MANAGEMENT SYSTEM RESTRUCTURING

The proposed steps to restructure the organisational and financial management system are set out below.

1. MANAGEMENT/ORGANISATION STRUCTURES

The main rationale underlying the proposed organisational structure is for the Lion Group to provide overall strategic direction and to offer support that enables AMB to operate as an effective business unit. The following management structures are for the Lion Group, PLC and KOC.

1.1 Group Management Structure

Group Management Structure


Group Executive Chairman
Group Investment Committee
Group Management Committee
Group Finance Director
Group Executive Director - Corporate Services

As demonstrated in the diagram above, the Group Management Structure comprises the Group Executive Chairman, Group Management Committee, Group Investment Committee and the Corporate Services.

Key Positions

The Group Executive Chairman ("Grp Exec Chairman") oversees the Group functions, which is supported by the Group Finance Director and Group Executive Director-Corporate Services. The roles and responsibilities of the Grp Exec Chairman entails the following:

i) setting the overall strategic and business direction for the Lion Group;

ii) ensuring shareholders' values are achieved through the Lion Group's business activities;

iii) developing and overseeing the implementation of the Lion Group's overall business objectives, strategies and policies;

iv) maintaining optimum corporate and management structures to support the changing needs of the organisation; and

v) accountable for achieving the objectives of the Proposed GWRS.

A Group Finance Director ("Grp FD") and a Group Executive Director-Corporate Services ("Grp ED-Corp Serv") will be appointed or recruited to manage the financial and non-financial related Corporate Services as well as to oversee these services at the PLC/KOC level respectively.

The Grp FD will be responsible for the following:

i) Group Financial Planning and Management through the formulation of financial strategies and policies, systems and control;

ii) execution of the Group's Proposed Divestment Programme;

iii) to meet reporting and monitoring requirements for the Proposed GWRS; and

iv) formulating treasury and risk management strategies and policies.

On the other hand, the Grp ED-Corp Serv will be responsible for formulating group strategies and policies for the non-financial related Corporate Services such as Human Resources ("HR"), Management Information System ("MIS"), Information Technology ("IT"), Procurement and Corporate Communications.

Executive Committees

The Group Management Committee will ensure better coordination of business strategies and plans as well as group-wide policies among the AMB and the other PLCs. The members of this Committee will consist of the Grp Exec Chairman, Grp FD, Grp ED-Corp Serv and the Managing Directors of AMB.

On the other hand, the Group Investment Committee ("GIC") is responsible for ensuring the successful implementation of the Group Proposed Divestment Programme. Members of the GIC will comprise the Grp Exec Chairman, Grp FD and the respective Managing Directors of each PLC.

Other Critical Functions

The Corporate Services, led by the Grp FD and Grp ED-Corp Serv respectively, will operate with the main focus of providing strategic and technical expertise support to the AMB Group. Recognizing the need to provide effective and non-overlapping services to AMB, it is crucial to formalise the roles and responsibilities of each Corporate Services through proper documentation and communication. Formal Service Level Agreements between the Corporate Services with AMB and/or its subsidiaries will be established to enable effective cost allocation and evaluation of services offered.

Under the Group Finance function, a Group Divestment Taskforce ("GDT") will be set up to provide full-time support to the Group Investment Committee to enable successful management and execution of the Proposed GWRS.

1.2 AMB Management Structure


Board Of Directors
Audit Committee
Managing Director
Internal Audit
Management Committee[1]
Financial Controller[2]
KOC (s)
CEO (s)
OC (s)
CEO/GM (s)

[1] *On need basis*
[2] *May also serve as Financial Controller at KOC Level where there are minimum activities at AMB.*

PROPOSED ORGANISATIONAL AND FINANCIAL MANAGEMENT SYSTEM RESTRUCTURING

The Management Structure of AMB comprises the Board of Directors, Audit Committee, Managing Director, Management Committee, Financial Controller, KOC-Chief Executive Officers and Operating Companies-General Managers.

AMB Organisation Structure

Key Positions

AMB will be led by the Managing Director and supported by a Financial Controller. These are newly created positions so as to ensure that adequate autonomy and empowerment are given to the Management of AMB in order to manage effectively.

The Managing Director will be accountable for the following:

i) financial performance and profitability of AMB;

ii) directing the implementation of business objectives, strategies and policies for AMB; and

iii) overseeing the progress of divestment plans for AMB.

The Financial Controller will be responsible for the financial management of the AMB Group. Reporting functionally to the Group Finance Director, his/ her scope of work includes:

i) developing annual financial budgets to support the Proposed GWRS;

ii) monitoring and ensuring compliance with AMB's obligations under the Proposed GWRS;

iii) ensuring strict financial discipline and implement continuous improvement in the financial function among the KOCs and operating companies;

iv) evaluating and providing advice on long term corporate directions and business decisions; and

v) ensuring adherence to statutory and Group reporting.

Executive Committees

A Management Committee should be set up as required to monitor the financial and operational performance of the AMB Group and to oversee the implementation of the AMB Group's business plan and policies. The Committee will be represented by the Managing Director, Financial Controller, Chief Executive Officers or General Managers of the KOCs and Operating Comapnies.

The Audit Committee is currently reporting directly to the Directors of AMB as defined in the SC's Guidelines and the composition of the Audit Committee is as follows:

Chairman	:	Y. Bhg. Tan Sri Dato' Jaffar bin Abdul *(Independent Non-Executive Director)*
Members	:	Y. Bhg. Dato' Haji Hashim bin Saad *(Independent Non-Executive Director)*
		Mr Eow Kwan Hoong *(Non-Independent Non-Executive Director)* *(Member of the Malaysian Institute of Accountants)*

The composition of the Audit Committee is in compliance with the KLSE's Listing Requirements.

Other Critical Functions

The Internal Audit function, which is currently existing, will report independently to the respective Audit Committee. As for the development of strategies and policies, the responsibility will remain as group function. Similarly, this structure would be applicable to other non-financial related corporate functions such as HR, MIS, Procurement and Corporate Communications where they would continue to provide their services to other PLCs/KOCs through the establishment of Service Level Agreements.

1.3 KOC Organisation Structure


Board of Directors
Chief Executive Officer
Financial Controller [1]
Manufacturing
Sales & Marketing
Research & Development
Finance & Acctg
Treasury
MIS/ IT
HR
Sales
Mktg
Mktg Svs
Inventory Mgmt
Quality Assr
Produc- tion
Engi- neering
Logistics
Materials Planning

[1] *Financial Controller at KOC may also be Financial Controller at PLC*

Each KOC will be led by a Chief Executive Officer and supported by a Financial Controller. The KOC-CEO is overall responsible for the operational effectiveness, financial performance and profitability of the KOC. The KOC-FC, on the other hand, will be responsible for the financial management of the KOC. He/she may also serve as the Financial Controller at PLC level. The heads of HR and MIS/IT departments, who are responsible for the day-to-day operation of the respective functions, will be reporting functionally to the Group Executive Director-Corporate Services.

2. FINANCIAL MANAGEMENT SYSTEM

Financial Management Skills and Discipline

As mentioned above, people are the ultimate element which will ensure the success of the Proposed GWRS. As such, people with the right calibre and competencies would have to be placed in key positions in order to enhance the current level of financial management skills and discipline.

The management of the Lion Group and AMB recognises the need for appointment of a Group Finance Director at Group level and Financial Controllers at AMB and its KOC in order to enhance the financial management skills and discipline throughout the Group, PLCs and KOCs. The AMB management also recognises that not only must the "right people" be appointed to key financial positions, they also acknowledge that the roles and responsibilities of these key financial personnel have to be clearly defined.

Some of the roles and responsibilities of the FC that should be emphasised are:

i) development of business plan and budgets to support the Proposed GWRS requirements;

ii) monitoring and ensuring compliance with the AMB's obligations under the Proposed GWRS; and

iii) instilling strict financial discipline i.e. strict adherence to statutory regulations, corporate governance and group policies within the Lion Group including the AMB Group.

Enhancement of Financial Systems

In order to meet the stringent requirements of the Proposed GWRS, it is important to ensure that not only the right people are in place but there is also an effective financial system. The financial systems particularly for some operating companies requires further enhancements in order to ensure that timely and accurate reports are generated.

These proposed enhancements would include the following areas:

i) integrating the treasury and financial systems;

ii) reporting requirements for management and lenders;

iii) financial reporting processes to support the reporting requirements (applicable for operations in China only); and

iv) financial reporting pack to ensure consistency and completeness in reports (applicable for operations in China only).

It is proposed that the following information pertaining to AMB and its subsidiaries performance be provided to the Scheme Creditors:

KOC Performance*

i) Quarterly basis

- Profit and loss accounts and cash flow statements (quarter and year to date) and balance sheet together with relevant notes to the accounts
- Comparison of actual results/cash flow with projections and prior period, including comments on any significant adverse variances
- Action plan to mitigate any anticipated potential shortfall, if relevant

ii) Annually

- Audited financial statements
- Extent of compliance with required financial covenants for upstreaming of funds to the PLC

* *Note: KOC would also separately provide periodic financial reports to their own lenders in accordance with the terms of their facilities.*

AMB Performance

i) Quarterly basis

- Company and consolidated profit and loss accounts and balance sheet and consolidated cash flow statements (quarter and year to date) together with relevant notes to the accounts
- Extent of compliance with required financial ratio covenants under the Proposed GWRS

- Details of movements in, and balance of, Redemption Account together with explanatory notes, if necessary

ii) Annually

- Annual Report

Segregation of Roles and Responsibilities

The roles and responsibilities between the Group and KOCs functional departments particularly treasury and cash management functions will be realigned and be clearly segregated between Group, PLCs and KOCs in view of the legal boundaries.

The proposed segregation of roles and responsibilities would ultimately result in the following:

i) Group Treasury would be responsible for development of treasury, cash and risk management strategies and policies of the Group;

ii) Treasury at AMB level would be responsible for the overall direction and control of the treasury and cash management function for AMB and its subsidiaries;

iii) Treasury at KOC level would be responsible for its day-to-day treasury and cash management operations; and

iv) Enhancement of infrastructure for monitoring of the Proposed Divestment Programme.

As proceeds from the Proposed Divestment Programme contributes a significant portion of the total repayment obligation under the Proposed GWRS, it is essential to ensure that a proper infrastructure is in place for the said Proposed Divestment Programme.

Whilst there is some form of structure in place to carry out the current divestment activities, it would be for the benefit of the AMB and AMB Scheme Creditors to put in place a formal infrastructure to support the activities of the Proposed Divestment Programme.

The proposed infrastructure would entail the following:

i) Formalising the composition of GIC. The GIC should comprise the Group Executive Chairman, Group Finance Director and MD of the four PLCs;

ii) Setting up of GDT. GDT is set up primarily to support the GIC in carrying out the divestment activities;

iii) Clearly define roles and responsibilities of GIC, GDT and AMB in the Proposed Divestment Programme; and

v) Implementing a comprehensive and proper monitoring (including alert mechanisms) and reporting system of the Divestment Programme.

Even though divestment activities are being carried out by the GIC and GDT, the Managing Director and Financial Controller are responsible to monitor the Proposed Divestment Programme to ensure that AMB is able to meet its obligations under the Proposed GWRS.

It is proposed that the following information would be provided on a quarterly basis to the lenders in respect of the Proposed Divestment Programme:

i) Summarised status of the Proposed Divestment Programme setting out the stages and total amount for each stage;

ii) Comparison of value of disposals concluded and cash received from concluded deal (quarter and year to date) with full year projections;

iii) Details of deals concluded during the quarter, including gross and net divestment proceeds for each asset sold, and estimated time frame for receipt of proceeds;

iv) Details of utilisation of proceeds received; and

v) Action plan to mitigate any anticipated potential shortfall, if relevant.

3. BOARD'S STATEMENT

The Board of Directors is confident that the proposed organisational and financial management system restructuring framework will achieve its intended objectives.

The Group has since intensified its efforts in building-up the management structure by appointing senior professional personnel with relevant qualifications and experience to assume key positions as earmarked in the Organisational Restructuring Plan as follows:

i) Appointment of Managing Director and Chief Financial Officer at the AMB Group level to ensure a sound and sustainable management infrastructure where financial strategies and policies, systems and controls can be further enhanced.

ii) Engagement of highly qualified Technical, Commercial and Engineering Directors with specialised expertise in their respective fields to further enhance operational efficiency and profitability of the business units.

iii) Recruitment of key personnel for other critical functions such as marketing, product development and operations improvement to further strengthen the operations management at business units.

iv) Service agreements between the Corporate Services and the AMB Group will be established to provide strategic and technical expertise support to the relevant business units.

The execution of the AMB Group's Proposed Divestment Program *via* the Lion Group's Investment Committee will be closely monitored by the Board of Directors of AMB.

Risk Management Committee is established at the AMB Group level to formulate and drive the Group Corporate Risk Management Strategies and Policies, and ensure that principal risks are identified and appropriate systems are implemented to manage these risks.

The Group Financial Management System has been further enhanced with the:

i) Establishment of effective financial systems at the AMB Group's business units to ensure timely generation of accurate reports to meet the reporting requirements of management and lenders;

ii) Implementation of a comprehensive and proper monitoring and reporting system of the Proposed Divestment Programme;

iii) Instilling of strict financial discipline particularly treasury and cash management functions realigned and clearly segregated between the AMB Group, other PLCs and business units.

iv) Formulation of treasury and risk management strategies and policies.

3.1 Risk Management Committee

Composition

The composition of the Risk Management Committee is as follows:

Chairman	:	Phang Wai Yeen *(Managing Director)*
Members	:	Ngan Yow Chong *(Executive Director)*
		Low Seng Wah *(Financial Controller)*
		Mok Mei Wai *(Internal Auditor)*
		Benjamin Tham Tuck Chuen *(Assistant Legal Manager)*

Terms of Reference

i) To formulate and drive the Company Corporate Risk Management Strategies and Policies.

ii) To ensure that Corporate Risk Management framework established is in line with the strategic direction of the Company.

iii) To ensure that principal risks are identified and appropriate systems are implemented to manage these risks.

iv) To ensure that a systematic and logical methodology is adopted to enable Risk Management to be conducted in an effective manner.

v) To review the adequacy and the integrity of the ongoing monitoring processes on risk and control.

vi) To reconsider the Company's risk profile with changes in corporate objectives, business strategies and external environment.

vii) To report to the Audit Committee on the status of Corporate Risk Management Scorecard.

3.2 Resumes of Directors and key senior management personnel of AMB

Phang Wai Yeen, aged 48, is the Managing Director of AMB and was appointed to the Board of Directors of AMB in 2001. He graduated with a Bachelor of Science (Honours) in Mechanical Engineering in 1977 from the Polytechnic of Central London (now known as Westminster University) and is an engineer by profession. He joined Silverstone on 16 February 1983 and has more than 20 years experience in management, sales and marketing. He was appointed a Group Director of the Lion Group in 1996. He is a Director of Lion Suzuki Motor, SAM, LSM, Otomotif Malaysia Sdn Bhd and Kinabalu Motor Assembly Sdn Bhd. He is also the Group General Manager of Posim.

Ngan Yow Chong, aged 45, is the Executive Director of AMB and was appointed to the Board of Directors of AMB in 2001. He holds a Bachelor of Engineering (First Class Honours) degree in Mechanical Engineering from University of Malaya in 1981 and has about 20 years of experience in manufacturing, trading, industries and commerce. He joined Posim on 1 February 2001 and was appointed the Group Director – People's Republic of China ("PRC") (Brewery Division) under the Lion Group on 1 February 2001 to supervise the Brewery Division in the PRC. He is also the Executive Director of Posim. Mr Ngan has served the Hong Leong Group in various positions ranging from Project/Maintenance Manager, Operation Manager, Sales Manager (Import/Export) and General Manager of a number of subsidiaries within the Hong Leong Group during the period March 1981 to March 1996. Subsequently, he served the Mah Sing Group Berhad as Group Executive Director from April 1996 to October 1998. He then joined Berger International Ltd as its Chief Executive Officer from October 1998 before joining the Lion Group.

Alan Foo Kok Soon, aged 52, was appointed as Operations Director – China Automotive Division of AMB on 1 July 2001. He graduated with a Bachelor of Engineering (Mechanical) from the Monash University, Victoria, Australia. He is a Corporate Member of the Institute of Engineers, Australia and Chartered Engineer of Australia since 1979. Mr Foo started his career as an Engineer for Volkswagen, Australia in 1975 and subsequently joined Nissan, Australia also as an Engineer in 1976. Thereafter he held various positions in companies within the Automobile Industry such as Regional Managers in Auto Dunia Sdn Bhd and as Senior General Manager in Bertool Sdn Bhd. Prior to joining AMB on 1 July 2001, he was the Executive Director of Phileo Industries Sdn Bhd, responsible for the expansion of the manufacturing and engineering arms of the Phileo Group and to set up new ventures locally and overseas.

3.3 Resumes of Directors and key senior management personnel of Silverstone

Phang Wai Yeen, aged 48, is the Executive Director of Silverstone and was appointed to the Board of Directors of Silverstone in 1994. He graduated with a Bachelor of Science (Honours) in Mechanical Engineering in 1977 from the Polytechnic of Central London (now known as Westminster University) and is an engineer by profession. He joined Silverstone on 16 February 1983 and has more than 20 years experience in management, sales and marketing. He was appointed a Group Director of the Lion Group in 1996. He is the Managing Director of AMB, a Director of Lion Suzuki Motor, SAM, LSM, Otomotif Malaysia Sdn Bhd and Kinabalu Motor Assembly Sdn Bhd. He is also the Group General Manager of Posim.

Tan Chee Yong, aged 51, joined Silverstone on 1 August 1994 as the Manufacturing Manager. He graduated with a Bachelor of Science Degree in Chemistry from Nanyang University, Singapore in 1972. He began his career with Goodyear Malaysia Berhad in 1974 as a Laboratory Chemist. In 1976, he was promoted to Compounder during which he underwent training in Goodyear Akron and subsequently in Goodyear Technical Centre in Luxembourg. He was then promoted to Chief Chemist in 1985. He has also attended a course in Management Workshop Techniques at University of Tennessee. He served as Chief Chemist for a period of 4 years. From 1989 to 1992, he was appointed the Production Manager. From 1992 to 1994, he was appointed the Technical Service Manager during which time he attended a course in Goodyear Luxembourg for training on tyre design, construction and development.

Isaiah Ooi Kheng Lam, aged 42, is the Chief Accountant of Silverstone. He is an Associate member of the Chartered Institute of Management Accountants (UK) and a Registered Accountant of the Malaysian Institute of Accountants. He graduated from Tunku Abdul Rahman College in 1983. After serving in a Public Accountants' firm for one year, he joined Sime Tyres International (previously known as I.T. International) as the Cost Accountant in June 1984. During the seven and a half years with Sime Tyres, he served in various capacities as the Cost Accountant, Management Accountant and finally the Financial Accountant. In 1991, he left the company to pursue a degree in Theology. Immediately upon graduation in 1993, he joined Silverstone on 15 November 1993 as the Senior Accountant - Costing. Subsequently, in October 1995, he was promoted to his current position, a post which he holds until now. He is also a certified Competency Base Training and Education "CBTE" instructor.

Jamil bin Hashim, aged 52, started his career with Silverstone on 1 October 1988 as the Industrial Engineering Manager. He obtained his Diploma in Electrical Engineering from Universiti Teknologi Malaysia in 1976 and the Bachelor of Science (with Commendation) in Mechanical Engineering from Sunderland Polytechnic, United Kingdom in 1985. Before joining Silverstone, he was employed by Goodyear Malaysia Berhad for 11 years. He has 22 years experience in industrial engineering works, as well as project management and plant expansion. He was involved with the setting up of the Silverstone's factory. He was promoted to Senior Manager in 1995 and his current position is Industrial Engineering/ Production Division A Manager.

Tan Song Chye, age 33, is the Personal Assistant of Mr Phang Wai Yeen, the Executive Director of Silverstone Marketing Sdn Bhd ("SMSB"). He is an Associate member of the Chartered Institute of Management Accountants ("CIMA"). He started his career with a Public Accountants' firm in 1992. He obtained his CIMA qualification in 1994. Upon graduation, he joined Lion Suzuki Motor as an Assistant Accountant in 1994. He was involved in the preparation and submission of feasibility studies as well as the management and execution of projects. He was subsequently transferred to SMSB as the Marketing Manager in 1997 with prime responsibilities encompassing the development and management of strategic marketing plan. In 2000, he joined Reliance Shipping and Travelling Agencies as the Assistant Financial Controller and rejoined SMSB on 1 December 2000.

REGULATORY ENVIRONMENT

The statements made in the following sections are based on the laws and regulations in force or applicable as of the date of this Circular and are subject to any changes in law or regulation occurring after such date which changes could be made on a retrospective basis. The following summary does not purport to be a comprehensive description of all the relevant laws, regulations and policies that may be relevant to a decision of a Scheme Creditor/Shareholder in considering the proposals set out in this Circular. The information has been sourced from various sources such as the relevant legislation; guidelines and notices issued by the relevant regulatory authorities; public information on the relevant regulatory authorities available on their web sites; and relevant legal publications.

A. MALAYSIAN REGULATORY FRAMEWORK

The KLSE is the largest securities exchange in Malaysia and the major market for securities of Malaysian companies. The KLSE is a self-regulatory organisation which governs the conduct of its members and member stockbroking companies in securities dealing.

The KLSE has two trading boards for equity securities, a main board (the "Main Board") and a second board to accommodate listings of smaller companies.

The KLSE is an incorporated entity with 47 member stockbroking firms geographically dispersed throughout Malaysia. The exchange is self-regulated by an Executive Chairman appointed by the Ministry of Finance and a committee of nine members, of which five are elected annually by KLSE members and four, including the Executive Chairman, are appointed by the Ministry of Finance.

The KLSE has also implemented a computerised book-entry scriptless settlement system known as the CDS. A new company, MCD, has been set up to operate the depository. At present, the shares of all companies listed on the KLSE are traded through the CDS.

REGULATIONS

The Malaysian securities industry is regulated by the CCM and the SC. The CCM is a merger of the former Registry of Companies and Registry of Business pursuant to the Companies Commission of Malaysia Act 2001 ("CCM Act") which came into operation on 16 April 2002. The KLSE regulates the organisation and conduct of its members and has specific requirements for listing, quotation and dealings of securities.

With the recent amendments to the SC Act 1993, the SC is now the sole approving and registering authority for prospectuses other than subscription or purchase of shares or debentures by an unlisted recreational club. The SC has general powers to enforce (i) prohibitions against fraud, market manipulation and illegal short selling and (ii) requirements that dealers disclose certain conflicts of interest. The CCM has been empowered by the recent CCM Act to regulate matters relating to corporations, companies and businesses in relation to *inter alia*, the Cos Act. Local companies must maintain a share register and disclose changes in holdings of directors. Persons having an interest in 5 per cent or more of a company's voting shares must disclose such shareholding and any changes in such shareholding, to the company, the KLSE and the SC. In addition to a share register, local companies must also maintain a register disclosing the identity of shareholders with a shareholding of 5 per cent or more and any changes in such shareholding.

The SC was formed on 1 March 1993 pursuant to the SC Act 1993 with express powers to regulate the issue of securities and their listing on the KLSE, to encourage the development of the securities market, to suppress illegal, dishonorable and improper practices in dealings in securities and to regulate all matters pertaining to unit trust schemes. All companies which intend to issue or offer securities or to list such securities on the KLSE must obtain the prior approval of the SC.

REGULATORY ENVIRONMENT

The KLSE is a self-regulating organisation with its own Memorandum and Articles of Association. The KLSE governs the conduct of its members in securities dealings and has established minimum liquidity and capital requirements for its members, which it attempts to monitor through unannounced inspections of dealers' books. The KLSE has also established its Listing Requirements which spell out the criteria for listing of new securities, disclosure requirements and standards to be maintained by listed companies, although in some respects these criteria have been superseded by the more stringent requirements of the SC. The KLSE Listing Requirements and the Securities Industry Act, 1983 prohibit insider trading. The KLSE is also responsible for the surveillance of the market place and requires a listed company to release material information to the public and to issue a clarifying statement in the event of unusual market activity in securities listed on the exchange.

B. EXCHANGE CONTROL REGULATIONS

This section does not purport to provide a comprehensive description of all the exchange control considerations that may be relevant to a decision of a creditor with respect to the Proposed AMB Scheme nor to deal with exchange control issues applicable to all categories of creditors, some of whom may be subject to special rules. Accordingly, creditors are advised to seek professional advice from their own advisers on exchange control considerations arising in connection with the Proposed AMB Scheme.

On 1 September 1998, Malaysia announced the introduction of selective exchange control measures, which were aimed at eliminating the availability of offshore RM funds for speculative activities, promoting a stable RM exchange rate, preventing excessive flows of short-term capital and creating a conducive environment for economic recovery. The RM exchange rate against the USD was concurrently fixed at RM3.80 to USD1.00.

The exchange control measures introduced in September 1998 generally affect the following transactions:

- Transfers among non-residents via non-resident external accounts;

  Note: Non-residents who currently maintain only External Accounts are required to:

  - open Special External Accounts and transfer funds in the External Account into the Special External Account as principal for reinvestment purposes; or
  - convert the External Account into a Special External Account and all funds in the External Account are deemed to be transferred into the Special External Account as principal.
  - All principal and profits from existing External Accounts can be repatriated and transferred to the Special External Accounts without any payment of levy.

RM accounts of non-residents which previously had been identified as External Accounts/Special External Accounts/Designated External Accounts are now known as External Accounts.

External Accounts/Special External Accounts/Designated External Accounts held by the same account holder may be merged into one External Account. Non-resident fund managers, non-resident stockbrokers and non-resident custodian banks acting as principal agents managing RM assets on behalf of their non-resident clients may operate through an External Account on an omnibus basis.

Transfers of funds between External Accounts of the same account holder (including omnibus account) are allowed. However, transfers of funds between External Accounts of different account holders are prohibited save and except for the purchase or sale of RM assets.

- Outflows of short-term capital by requiring short-term capital inflows to remain in the country for a minimum period of one year;

- Import and export of RM by travellers, both residents and non-residents; and

- Investments abroad by Malaysian residents.

The exchange controls introduced in September 1998 remain in place although there have been amendments to the original controls introduced. With effect from 2 May 2001, the 10% levy imposed on profits from portfolio investments that are repatriated within 12 months from the month the profits are realised, has been abolished. There are thus no levies or holding restrictions in respect of any outflow of capital or dividends by foreign parties.

These exchange controls are subject to further changes and modifications from time to time.

C. FOREIGN INVESTMENT REGULATIONS

Acquisitions of shares and assets in Malaysia are regulated and monitored by the FIC. The guidelines issued by the FIC for the acquisitions of shares and assets in Malaysia are policy guidelines and do not have the force of law although there is some debate as to whether contravention of the guidelines could render an agreement unenforceable.

Subject to the FIC Guidelines, foreign interests (as defined in the following paragraph) may acquire shares in a Malaysian company. In the event of an acquisition by any one foreign interest or associated group of 15% or more or an acquisition by foreign interests in the aggregate of 30% or more, of the voting shares of a Malaysian company, or in the event the consideration payable in respect of any shares acquired by foreign interests exceeds RM 5 million, the FIC Guidelines require that the prior approval of the FIC be obtained.

"Foreign interest" includes voting, equity or other rights in a company held by (i) foreign individuals, (ii) companies or institutions incorporated outside Malaysia or (iii) local companies where foreign individuals and/or companies or institutions incorporated outside Malaysia hold more than 50% of the voting rights or have control of the management of the companies by way of joint venture agreements, management agreements or other types of agreements.

D. SECTION 176 OF THE COS ACT

Section 176 in Part VII of the Cos Act deals with the power to compromise with creditors and members in situations where there is a compromise or arrangement proposed between a company and its creditors, members or any class of creditors or members. Under Section 176(1), the Court may on an application in a summary way of the company or of any creditor or member of the company, order a meeting of the creditors or a class of creditors or of the members or a class of members, as the case may be, to be summoned in such manner as the Court directs. Under Section 176(3), if a majority in number representing three-fourths in value of the creditors or class of creditors or members or class of members present and voting either in person or by proxy at the meeting or the adjourned meeting agrees to any compromise or arrangement, the compromise or arrangement shall, if approved by order of the Court, be binding on all the creditors or class of creditors or on the members or class of members (as the case may be) and also on the company or, in the case of a company in the course of being wound up, on the liquidator and contributories of the company. Finally, pursuant to Section 176(4), the Court may grant its approval to a compromise or arrangement subject to such alterations or conditions as it thinks just.

E. REGULATIONS OF THE FEDERAL TERRITORY OF LABUAN

REGULATORY

The governing regulatory authority in Labuan is the LOFSA.

An offshore company in Labuan is required to have at least one director (including individuals or corporations) who may be a resident director and at least one resident secretary, both of whom must be officers of a trust company or a domestic company wholly owned by the trust company (Sections 87 and 93 of Offshore Companies Act, 1990).

Every offshore company is required to have a registered office in Labuan which must be the principal office of a trust company (Section 85 of Offshore Companies Act, 1990).

REGULATORY ENVIRONMENT

TAXATION IN LABUAN

Generally, the relevant legislation in Malaysia governing the taxation of Labuan offshore companies is the Labuan Offshore Business Activity Tax Act, 1990 ("LOBATA") and not the Income Tax Act, 1967 ("ITA").

Section 3 of the LOBATA provides that an offshore company carrying on an offshore business activity shall be charged tax in accordance with LOBATA for each year of assessment in respect of income from the offshore business activity.

The offshore company will be subject to the provisions of the LOBATA in respect of income received from its offshore business activity. With certain exceptions, offshore business activity has been broadly defined as offshore trading activity or offshore non-trading activity carried on, in or from Labuan with non-residents, in a currency other than RM.

The term resident is defined to mean:

- in relation to a natural person, a citizen or a permanent resident of Malaysia, or
- in relation to any other person, a person who has established a place of business and is operating, in Malaysia.

(Source: Section 2 of LOBATA)

The tax treatment of offshore business activity as well as non-offshore business activity can be summarised as follows:

OFFSHORE BUSINESS ACTIVITY	TAX TREATMENT
Offshore trading activity - banking, insurance, trading, management, licensing or any activity which is not an offshore non-trading activity	3 per cent of net profits per audited accounts or annual sum of RM20,000 upon election
Offshore non-trading activity - activity relating to the holding of investments in securities, stocks, shares, loans, deposits and immovable properties by an offshore company on its own behalf	Not subject to tax
Conducting both offshore trading activity and offshore non-trading activity	3 per cent of net profits per audited accounts or annual sum of RM20,000 upon election
NON-OFFSHORE BUSINESS ACTIVITY	**TAX TREATMENT**
Any non-offshore business activity	28 per cent income tax under the ITA

(Source: LOBATA)

According to the Income Tax (Exemption) (no:16) Order 1991, interest payments made by Malaysian residents to the Labuan offshore company is not subject to withholding tax since the Labuan offshore company being controlled and managed in Malaysia, will be a Malaysian tax resident. Interest paid by the Labuan offshore company to foreigners is not subject to withholding tax by virtue of specific exemption.

Since the offshore company will be transacting with Malaysian residents, application is required to be made to LOFSA under the "Guidelines on Transaction with Malaysian Residents" to be eligible to be taxed under the LOBATA.

Under the Stamp Duty (Exemption) Order 2000 (P.U. (A) 9), the Minister of Finance for Malaysia made an order in exercise of the powers conferred by subsection 80(1) of the Stamp Act 1949 that *inter alia*, instruments executed by an offshore company in connection with an offshore business activity are exempted from stamp duty.

F. PRC GENERAL REGULATIONS

DECLARATION AND REPATRIATION OF DIVIDEND

The after-tax dividend which the joint venture company ("JV Company") is permitted to declare consists of the amounts after the losses incurred in the previous year and the deductions required by law (such as employee benefit fund, reserve fund, enterprise development fund) have been deducted.

The JV Company's articles of association regulate the declaration of dividend. Such declaration of dividend usually requires the approval of the board of directors of the JV Company. The JV Company's articles of association will also set out the quorum required for such approval.

THE EXCHANGE CONTROL REGIME GOVERNING THE REPATRIATION OF DIVIDEND TO MALAYSIA

Repatriation of the dividend declared is permitted once the approval is obtained from State Administration of Foreign Exchange ("SAFE") (requiring submission, inspections and examination of relevant documents). The approval is merely administrative provided all the requisite documents are complete and in order (e.g. board resolution authorising such distribution/repatriation, audited annual report, tax returns, foreign exchange certificate, capital verification report etc). Dividends will be converted into USD for repatriation.

THE TIME FRAME TO OBTAIN REGULATORY APPROVALS

The time taken will vary from place to place in the PRC. Generally, approval takes an average of 5 days provided all requisite documentation are in order.

SALE OF INVESTMENTS, PRC REGULATORY APPROVALS AND EXCHANGE CONTROL

As any sale of Malaysian interest in the JV Company would involve a change in the shareholding structure of the JV Company, the corporate and regulatory approvals required for the sale of the Malaysian Company's interest to a PRC purchaser or a foreign investor requires:-

- Consent from the other joint venture partner
- Approval from the board of directors of the JV Company
- Approval from Commission of Foreign Trade and Economic Co-operation ("COFTEC") (this is required irrespective whether the sale is to a PRC purchaser or foreign investor)

However, where the sale of shares are those of an intermediate Malaysian company (holding an interest in the JV Company) to a foreign investor, there is no requirement to comply with the procedures set out in the paragraph above.

The exchange control regime of the PRC governing the repatriation of the sale proceeds by the Malaysian company back to Malaysia in the event of a sale either to the PRC purchaser or the foreign investor envisages 3 scenarios:

Scenario 1 : Sale of shareholding in the JV Company to a PRC purchaser

The PRC purchaser will be required to obtain approval from SAFE for the conversion and remittance of the sale consideration (in USD) to Malaysia.

Scenario 2 : Sale of shareholding in the JV Company to a foreign investor

Payment for the sale consideration could be arranged outside the PRC; therefore, no SAFE approval is required.

Scenario 3 : Sale of the intermediate Malaysian company holding an interest in the JV Company

As this transaction does not involve the PRC, PRC regulations do not apply.

THE TIME FRAME REQUIRED TO OBTAIN SUCH REGULATORY AND EXCHANGE CONTROL APPROVALS

Once the approval from COFTEC has been obtained for the transfer or acquisition of shares, the purchaser is required to submit a copy of COFTEC's letter of approval, together with the application form, sale-transfer agreement etc to SAFE for the approval for the conversion of Rmb to USD in order to effect repatriation of the sale proceeds overseas.

Estimation of the time frame is difficult as the application will be made by the PRC purchaser. Relevant factors to be considered include the completeness of records held with SAFE and the completeness of the documents required to be submitted to SAFE. Generally, if all requirements are met, it may be possible to obtain a decision from SAFE after a week from the date the application is filed.

GENERAL

As a whole, there are national laws applicable throughout the PRC. However, there are also laws enacted at state/provincial level as well. These state/provincial laws are presumed to be consistent with the national laws.

Owing to the numerous provinces in the PRC, there are some differences between these state/provincial laws as each of these state/provincial laws may have been enacted and passed based on considerations such as historical and cultural background and territorial requirements and protection.

G. MALAYSIAN TAXATION

STAMP DUTY

In general, instruments for transfer of shares, stocks and marketable securities in Malaysia attract stamp duty at the rate of 0.3% of the consideration or market value, whichever is higher. However, the following exemptions apply:

(i) Instruments of transfer of shares, stocks and marketable securities in public companies listed or to be listed on the KLSE executed in favour of the MCD or its nominee companies; or

(ii) Instruments of transfer of the beneficial interest of shares, stocks and marketable securities in public companies listed or to be listed on the KLSE held for the account of the transferor by MCD or its nominee companies; or

(iii) An instrument of transfer of securities listed on the MESDAQ Market of the KLSE executed in favour of a borrower or lender and an instrument of transfer of collateral in respect of a securities borrowing and lending transaction made under a Securities Borrowing and Lending Agreement is exempted from stamp duty.

Notwithstanding the above, an instrument of transfer of securities listed on the MESDAQ Market of the KLSE in favour of a lender is not exempted under (iii) above unless the lender was the beneficial owner or the authorised nominee of the securities at the time of their transfer to the borrower.

In general, instruments for transfer of any property (other than shares, stocks, marketable securities, account receivables or certain book debts) attract stamp duty based on the consideration or market value, whichever is higher, at the following rates:

(i) 1% on the first RM100,000;
(ii) 2% on any amount in excess of RM100,000 but not exceeding RM500,000; and
(iii) 3% on any amount in excess of RM500,000.

Instruments for transfer of bonds (not being marketable securities) will attract stamp duty at the rate of two fifth of the duty chargeable on an issue. However, instruments of issue and transfer of company bonds (private debt securities issued by a company) are exempted from stamp duty if the issue has been approved by the SC or if the instruments are executed by an offshore company in connection with an offshore business activity as defined under the LOBATA.

The Ministry of Finance pursuant to its powers under Section 80(1) of the Stamp Act 1949 had, on 14 August 2002, approved-in-principle the exemption of stamp duties on all the relevant documents executed in relation to the Proposed GWRS after 30 June 2002.

INCOME TAX

Subject to other provisions in the Malaysian Income Tax Act, 1967, income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia shall be chargeable to income tax. Companies resident in Malaysia (other than a company carrying on the business of banking, insurance, shipping and air transport) are exempted from income tax on income arising from sources outside Malaysia and received in Malaysia.

Income tax for resident and non-resident companies is imposed at the flat rate of 28%.

Income tax for resident individuals is imposed at graduated rate from 0% to 28%.

Income tax for non-resident individuals is imposed at the flat rate of 28%.

INTEREST INCOME

Interest income derived in Malaysia will be subject to Malaysian income tax.

Where the interest is paid to non-residents that do not have a place of business in Malaysia, tax will be withheld at source, at the rate of 15% on the gross amount. The tax withheld is a final tax. The withholding tax rate may however, be reduced under certain double taxation agreements signed between Malaysia and other countries.

Notwithstanding the above, interest income paid or credited to any individual, unit trust and listed closed-end fund in respect of:

- bonds (other than convertible loan stock) issued by public companies listed on the KLSE; or
- securities or bonds issued by the Malaysian Government; or
- Bon Simpanan Malaysia issued by the Central Bank of Malaysia; or
- bonds (other than convertible loan stock) issued by a company listed on the MESDAQ Market of the KLSE; or
- bonds (other than convertible loan stock) issued by a company rated by Rating Agency Malaysia Berhad or Malaysian Rating Corporation Berhad

will be exempted from income tax.

CAPITAL GAINS TAX

There is no capital gains tax in Malaysia.

REAL PROPERTY GAINS TAX

A real property company ("RPC") is defined as a controlled company holding real property or shares in another RPC as a major asset. Gains from disposal of real properties and shares in real property companies are subject to real property gains tax at rates ranging from 5% to 30% for companies and 0% to 30% for individuals and 5% or 30% for non-citizen or non-permanent resident individuals.

H. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN MALAYSIAN GAAP AND USA GAAP

The consolidated financial statements of the Lion Group are prepared and presented in accordance with Malaysian GAAP which differs in certain respects from US GAAP. Certain differences between Malaysian GAAP and US GAAP relevant to those financial statements are summarised below:

PROPERTY REVALUATION

US GAAP does not permit the revaluation of tangible capital assets, but requires that tangible capital assets be stated at historical cost less accumulated depreciation, if any.

Under Malaysian GAAP, tangible fixed assets and property may be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Revaluations should be made with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

DEFERRED TAXATION

US GAAP requires that deferred taxation be provided for all significant temporary differences, being the differences between carrying amount and tax base of assets and liabilities, regardless of the anticipated timing of reversal. Deferred tax asset is recognised in full but a valuation allowance should be made against the deferred tax asset if it is more likely than not that some portion or all, of the deferred tax asset will not be realised.

Under current Malaysian GAAP, deferred taxation is not provided for certain timing differences, being the differences between accounting and taxable profit, when there is reasonable evidence that those timing differences will not reverse in the foreseeable future. However, under MASB 25 – Income Taxes which is effective from FYE 30 June 2003 onwards, all temporary differences should be recognised including a deferred tax asset, to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.

GOODWILL ARISING ON CONSOLIDATION

Goodwill arising on consolidation represents the difference between the cost of the acquisition and the fair value of identifiable assets and liabilities acquired. Under US GAAP, goodwill should not be amortised but should be tested for impairment at least annually at the reporting unit level.
There is no current guidance on accounting for goodwill under Malaysian GAAP. However, the accounting policy of the Lion Group is to amortise goodwill on consolidation over a period of twenty five years.

Further, under MASB 23 – Impairment of Assets which is effective from FYE 30 June 2003 onwards, goodwill on consolidation is subject to an impairment test.

CHANGES IN ACCOUNTING POLICIES

US GAAP generally requires recognition and disclosure of the cumulative amount of the change in the income statement for the period of the change.

Under Malaysian GAAP, a change in accounting policy should be applied retrospectively. Any resulting adjustment should be reported as an adjustment to the opening balance of retained earnings or included in the determination of the net profit or loss for the current period.

In addition, unlike Malaysian GAAP, US GAAP treats a change in the depreciation method as a change in accounting policy rather than a change in accounting estimate.

CASH FLOW STATEMENTS

Both frameworks require the presentation of cash flow statements either using the direct method or indirect method.

(a) Under Malaysian GAAP, an entity should classify items under three main headings: operating, investing and financing activities in a consistent manner from period to period. US GAAP prescribes items that must be included in each heading.

(b) Malaysian GAAP defines cash and cash equivalents to include overdrafts repayable on demand but not short term borrowings. Cash and cash equivalents under US GAAP exclude overdrafts and changes in overdrafts are classified under financing activities heading.

ITEMS OF CONCERN

No.	Items of Concern	Affected Joint Venture Company ("JV Co")	Steps taken/will be taken to resolve the Items of Concern	Status as at 23 December 2002
1.	Land Use Right(s) for land(s) ("LUR") and Property Ownership Right(s) for building(s) ("POR") to be transferred by the PRC Party to the JV Co as PRC Party's contribution to the capital of the JV Co in accordance with the terms of the joint venture agreement		The management of the AMB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to the JV Co:	Th PRC Parties are in the process of effecting the transfers of the LUR and/or POR to the JV Co and will endeavour to complete the transfers by 30 June 2004.
		Hunan Changfa Automobile Engine Co Ltd (AMB Group's equity holding: 50%)	PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha. Hunan Province, PRC	
		Nanjing Jinyi Casting Co Ltd (AMB Group's equity holding: 60%)	PRC Party: Nanjing Jincheng Machinery Factory Building: No. 38, Dong Tong Qiao, Bai Xia District, Nanjing City, Jiangsu, Province, PRC	
		Wuhan Fortune Motor Co Ltd ("WFM") (AMB Group's equity holding: 50%)	PRC Party: Wuhan Fortune Industry Co Ltd Building: i) No. 209, Village 3, Zhoutou, Hanyang, Wuhan, Hubei Province, PRC ii) No. 818, Village 3, Linggang Road, QingShan, Wuhan, Hubei Province, PRC Land: i) No. 209, Village 3, Zhoutou, Hanyang, Wuhan, Hubei Province, PRC ii) No. 818, Village 3, Linggang Road, QingShan, Wuhan, Hubei Province, PRC	A conditional sale and purchase agreement has been entered into by the AMB Group on 30 July 2002 to dispose of to Tri-Ring Group Co ("Tri-Ring"), the AMB Group's entire 50% equity interest in WFM. The proposed disposal is expected to be completed by 31 March 2003. Tri-Ring is aware of the Items of Concern affecting the operations of WFM.

ITEMS OF CONCERN

No.	Items of Concern	Affected Joint Venture Company ("JV Co")	Steps taken/will be taken to resolve the Items of Concern	Status as at 23 December 2002
		Dong Feng Lion Tyre Co Ltd ("Dong Feng") (AMB Group's equity holding: 55%)	PRC Party: China Dong Feng Tyre Factory Building: No. 221, Hanjiang Road, Shiyan City, Hubei Province, PRC	Dong Feng is seeking a letter of confirmation from the relevant authorities in the PRC to confirm that the POR belong to Dong Feng. The letter of confirmation is expected to be received by 30 June 2003.
2.	The amount of JV Co's capital had exceeded the authorised limit of the provincial Ministry of Foreign Trade and Economic Corporation ("MOFTEC") amounting to USD30 million and any excess must be approved by the MOFTEC in Beijing, the PRC.	Jiangxi Fuqi Motor Co Ltd ("JFM") (AMB Group's equity holding: 50%)	PRC Party: Jiangxi Fuqi Automobile Factory JFM's existing total investment is USD37.5 million (equivalent to approximately RM142.5 million). The management of the AMB Group had liaised with the PRC Party to seek the approval for the reduction of JFM's capital by USD7.5 million (equivalent to approximately RM28.5 million) to USD30 million (equivalent to approximately RM114 million).	JFM will endeavour to resolve this Items of concern by 30 June 2004.
		Dong Feng (AMB Group's equity holding: 55%)	PRC Party: China Dong Feng Tyre Factory Dong Feng's existing total investment is USD63.2 million (equivalent to approximately RM240.16 million). The management of the AMB Group had liaised with Dong Feng to seek the approval of the MOFTEC in Beijing through the provincial MOFTEC for the excess of USD33.2 million (equivalent to approximately RM126.16 million)	The provincial MOFTEC had requested Dong Feng to rely on the letter of approval from the provincial MOFTEC dated 4 December 1993, which indicated that the capital of Dong Feng has been properly approved. It is the duty of the provincial MOFTEC to further obtain the endorsement from the MOFTEC in Beijing on the excess capital.

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The Articles of Association of AMB are proposed to be amended in the following manner:

Article 10(c) be altered by inserting the following new Articles 10(c)(4) to (10)(c)(9) inclusive immediately after Article 10(c)(3):

Article 10(c)(4)

The preference shares shall carry a fixed preferential gross dividend of RM0.01 per preference share per annum, from the date of issue of the preference shares ("Issue Date") until the tenth anniversary of the Issue Date ("Redemption Date"). Such right to dividend shall be cumulative and shall be paid in priority to any payment of dividend on the ordinary shares of RM1.00 each in the capital of the Company. Any declaration and payment of the fixed preferential gross dividend of RM0.01 per preference share per annum shall be subject to the profits of the Company available for distribution.

Article 10(c)(5)

Unless converted into new ordinary shares of RM1.00 each in the capital of the Company, the Company shall redeem the preference shares in cash at a sum equal to the aggregate of:

(i) The par value of RM0.01 each;

(ii) The premium paid thereon of RM0.99 each; and

(iii) The accumulated and unpaid preferential dividend, if any, for the period of ten years from and inclusive of the Issue Date.

The preference shares shall be redeemed in accordance with Section 61 of the Companies Act, 1965. If any holder of the preference shares shall fail or refuse to surrender the certificate or certificates for such preference shares or shall fail or refuse to accept the redemption money payable in respect of them, such money shall be retained and held by the Company in trust for such holder but without interest or further obligation whatsoever.

Article 10(c)(6)

(i) The preference shares may be converted into new ordinary shares of RM1.00 each in the capital of the Company at any time after the third anniversary of the Issue Date until the Redemption Date at a conversion price of RM1.10 for every ordinary share of RM1.00 each in the capital of the Company.

(ii) The new ordinary shares of RM1.00 each in the capital of the Company to be issued upon conversion of the preference shares will rank pari passu in all respects with the then existing ordinary shares in the capital of the Company except that they will not rank for dividends, rights, allotment or other distributions if the new ordinary shares are issued and allotted after the entitlement date for such dividends, rights, allotment or other distribution.

Article 10(c)(7)

The holder of the preference shares shall have no right to appoint any director to the Board of the Company or to participate in the management of the Company.

Article 10(c)(8)

Save and except that the preference shares shall rank in priority to all other classes of shares of the Company as regards the preferential dividend and return of capital in the event of winding-up, the preference shares have no right to participate in the surplus assets and profits of the Company.

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Article 10(c)(9)

The preference shares may be transferred to persons (and their respective sucessors) within the following categories:

(i) all banks licensed under the Banking and Financial Institutions Act 1989 or the Offshore Banking Act 1990; or

(ii) persons who are the first holders of the Ringgit denominated bonds to be issued by the Company or lenders of the United States Dollar denominated debts which are to be issued by AMB Harta (L) Limited, a corporation incorporated under the Labuan Offshore Financial Services Authority and wholly-owned by the Company.

FURTHER INFORMATION

1. RESPONSIBILITY STATEMENT

This Circular has been reviewed and approved by the Board of Directors of AMB and they individually and collectively accept full responsibility for the accuracy of the information contained herein and confirm that after having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in this Circular misleading.

Information on Silverstone, Avenel and ACB has been provided by Silverstone, Avenel and ACB respectively. As such, the responsibility of the Directors of AMB is limited to the accurate reproduction of the relevant information on Silverstone, Avenel and ACB as included in this Circular.

RHB Sakura as the Financial Adviser, developed the overall structure of the Proposed AMB Scheme premised upon, *inter alia*, the future financials and plans (including the timing and estimated realisable values of the non-core assets and businesses proposed to be divested) ("Projections and Future Plans") furnished by the Directors of AMB and the management team for the AMB Group (collectively referred to as the "Management Team"). RHB Sakura does not express an opinion as to whether such Projections will approximate the actual results and that such Future Plans can be realised, as such Projections and Future Plans are the sole responsibility of the Management Team. Whilst RHB Sakura has held discussions with the Management Team to ascertain that such Projections and Future Plans have been prepared by them after careful consideration of the economic and market conditions, trends and developments, such Projections and Future Plans have not been verified for their reasonableness by RHB Sakura.

In addition, to enable the build-up of the overall structure of the Proposed AMB Scheme, RHB Sakura has relied on the classification of AMB Scheme Creditors as determined by Raslan Loong and the review of the applicable security coverage and recovery rates of the AMB Scheme Creditors by PwC.

RHB Sakura's role as Financial Adviser does not include advising on the formulation, structuring and implementation of the proposed organisational and financial management restructuring, which are the sole responsibility of the Directors of AMB. Accordingly, RHB Sakura does not express an opinion on the proposed organisational and financial management system restructuring.

2. MATERIAL CONTRACTS

2.1 AMB Group

Save as disclosed below, there are no other contracts which are material (not being contracts entered into in the ordinary course of business) which have been entered into by AMB or its subsidiary companies within the two years immediately preceding the date of this Circular:

i) Supplemental Subscription Agreement dated 9 January 2001 between Angkasa Transport Equipment Sdn. Bhd., AMB Venture Sdn. Bhd. and Tan Sri Cheng Heng Jem amending certain terms in the conditional Share Subscription Agreement dated 10 November 2000 in which Tan Sri Cheng Heng Jem shall subscribe for 2,156,000 ordinary shares of RM1.00 each representing 7.94% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. at an issue price of RM1.56 per share or at a total subscription price of approximately RM3,365,000.00, to include that Tan Sri Cheng Heng Jem shall instead subscribe for 2,530,000 ordinary shares of RM1.00 each representing 9.19% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. at an issue price of RM1.33 per share or at a total subscription price of approximately RM3,365,000.00.

ii) Supplemental Agreement dated 9 January 2001 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited amending certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000, whereby AMB Venture Sdn. Bhd. shall dispose of its 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited for a revised consideration to be determined in accordance with the formula provided in the supplemental agreement, tentative calculation being:

(a) SGD15,383,527.00 (equivalent to approximately RM33,200,000.00 based on the exchange rate of SGD1.00 : RM2.16); or

(b) SGD38,666,795.00 (equivalent to approximately RM83,500,000.00) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co. Ltd. is completed by 30 September 2001;

to be satisfied by Lion Asiapac Limited with the issuance of up to 154,667,181 new Lion Asiapac Limited shares at par value of SGD0.25 each together with up to 154,667,181 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments contained therein.

iii) Conditional Share Sale Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation whereby Angkasa Marketing Berhad shall dispose of its 51% equity interest in Suzuki Assemblers Malaysia Sdn. Bhd. comprising 13,393,298 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM26,682,706.00.

iv) Conditional Joint Venture Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Suzuki Assemblers Malaysia Sdn. Bhd. and the management and business operation of Suzuki Assemblers Malaysia Sdn. Bhd.

v) Conditional Share Sale Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation whereby Angkasa Marketing Berhad shall dispose of its 51% equity interest in Lion Suzuki Marketing Sdn. Bhd. comprising 1,530,510 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM1,227,789.00.

vi) Conditional Joint Venture Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Lion Suzuki Marketing Sdn. Bhd. and the management and business operation of Lion Suzuki Marketing Sdn. Bhd.

vii) Second Supplemental Agreement dated 8 October 2001 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM36,726,176.00, to include that the consideration be revised to RM39,788,610.00 to be satisfied by an issuance of 39,788,610 new Angkasa Marketing Berhad shares.

viii) Second Supplemental Agreement dated 8 October 2001 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd. for a consideration of RM1.00 and Angkasa Marketing Berhad is required to pay Amsteel Corporation Berhad a sum of RM18,480,000.00 (which represents approximately 20% share of Avenel Sdn. Bhd.'s net liabilities of RM92,380,000.00 based on the unaudited net tangible assets of Avenel Sdn. Bhd. as at 31 December 1999 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and the net value of Posim Berhad's residual assets), to include that the sum payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad be revised to RM65,294,088.00 which represents Angkasa Marketing Berhad's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad), and that it is to be satisfied by the netting-off of existing inter-company indebtedness owing by the Amsteel Corporation Berhad Group to the Angkasa Marketing Berhad Group.

ix) Second Supplemental Agreement dated 8 October 2001 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM138,506,146.00, to include that the consideration be revised to RM150,055,564.00 to be satisfied by an issuance of RM143,147,530.00 in value of new Angkasa Marketing Berhad shares at a proposed issue price of RM1.00 per Angkasa Marketing Berhad share and the balance of RM6,908,034.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group.

x) Letter dated 20 November 2001 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited, whereby the consideration for the disposal by AMB Venture Sdn. Bhd. of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited was confirmed at SGD37,255,682.00 (equivalent to approximately RM80,470,000.00 based on the exchange rate of SGD1.00 : RM2.16) pursuant to the completion of the listing of the associated company of Angkasa Transport Equipment Sdn. Bhd., Anhui Jianghuai Automotive Chassis Co. Ltd. by 30 September 2001, to be satisfied by Lion Asiapac Limited with the issuance of 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments contained therein.

xi) Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the consideration be instead satisfied by an issuance of RM143,231,483.00 in value of new Angkasa Marketing Berhad shares and the balance of RM6,824,081.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group; the issue price of the new Angkasa Marketing Berhad shares shall be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

xii) Third Supplemental Agreement dated 26 March 2002 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd for a consideration of RM1.00 and Angkasa Marketing Berhad is required to pay Amsteel Corporation Berhad a sum of RM65,294,088.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad),, to include that the sum payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad be revised to RM80,626,597.00, which represents: (i) Angkasa Marketing Berhad's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad) and (ii) netting-off indemnity payment made by Angkasa Marketing Berhad to lenders of Avenel Sdn. Bhd.

xiii) Third Supplemental Agreement dated 26 March 2002 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM39,788,610.00 to be satisfied by an issuance of RM39,788,610.00 in value of new Angkasa Marketing Berhad shares, to include that the issue price of the new Angkasa Marketing Berhad shares be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to the minimum issue price of RM1.00 each provided that the theoretical market price shall be below RM0.95 each.

xiv) An Addendum dated 19 April 2002 between Angkasa Marketing Berhad and Suzuki Motor Corporation amending certain terms of the conditional Joint Venture Agreement dated 1 October 2001 entered between the parties in respect of their rights and obligations as shareholders for the proposed joint-venture of Lion Suzuki Marketing Sdn. Bhd.

xv) Conditional Sale and Purchase Agreement dated 30 July 2002 between amongst others, Angkasa Transport Equipment Sdn. Bhd., a wholly-owned subsidiary of AMB Venture Sdn. Bhd. which is in turn a wholly-owned subsidiary of Angkasa Marketing Berhad, Tri-Ring Group Co. and Wuhan Fortune Industry Co. Ltd. for:

(a) the disposal by Angkasa Transport Equipment Sdn. Bhd. of its entire 50% equity interest in Wuhan Fortune Motor Co. Ltd. to Tri-Ring Group Co. for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

(b) the settlement of inter-company advances from Angkasa Transport Equipment Sdn. Bhd. to Wuhan Fortune Motor Co. Ltd. ("Inter-company Advances") amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring Group Co. and the waiver of the interest on the Inter-company Advances to Wuhan Fortune Motor Co. Ltd. amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).

xvi) Supplemental Agreement dated 5 August 2002 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited to vary certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000 (as amended), to include that Lion Asiapac Limited shall be entitled to deposit a portion of the 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd., calculated based on the formula as set out therein, for any of the property ownership rights of buildings that are not transferred by Anhui Jianghuai Automotive Chassis Co. Ltd. to Hefei Jianghuai Automotive Co. Ltd. prior to the completion of the disposal of the 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited.

xvii) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that Angkasa Marketing Berhad shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Angkasa Marketing Berhad Group in the People's Republic of China upon the terms therein contained.

xviii) Fourth Supplemental Agreement dated 7 January 2003 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM39,788,610.00 to be satisfied by an issuance of RM39,788,610.00 in value of new Angkasa Marketing Berhad shares, to include that the satisfaction of the purchase consideration be revised to be by an issuance of 37,893,914 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share, which represents a 5% premium over the par value of the Angkasa Marketing Berhad shares.

xix) Fifth Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by the Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the satisfaction of purchase consideration be revised to include that (i) the purchase consideration of RM16,236,282.00 for shares held by Lion Corporation Berhad and Limpahjaya Sdn. Bhd. be settled by an issuance of 8,967,491 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share and the balance of RM6,820,417.00 be set off against inter-company balances owing from Lion Corporation Berhad and its subsidiary and associated companies to Angkasa Marketing Berhad; and (ii) the purchase consideration of RM133,819,282.00 for shares held by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Posim Berhad be settled by an issuance of 127,446,935 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share.

2.2 Silverstone Group

The management of Silverstone has informed AMB that neither Silverstone nor its subsidiary companies has entered into any contracts which are material (not being contracts entered into in the ordinary course of business) within the two years immediately preceding the date of this Circular.

FURTHER INFORMATION

2.3 ACB Group

Save as disclosed below, the management of ACB has informed AMB that there are no other contracts which are material (not being contracts entered into in the ordinary course of business) which have been entered into by ACB or its subsidiary companies within the two years immediately preceding the date of this Circular:

(i) Supplemental Subscription Agreement dated 9 January 2001 between Angkasa Transport Equipment Sdn. Bhd., AMB Venture Sdn. Bhd. and Tan Sri Cheng Heng Jem amending certain terms in the conditional Share Subscription Agreement dated 10 November 2000 in which Tan Sri Cheng Heng Jem shall subscribe for 2,156,000 ordinary shares of RM1.00 each representing 7.94% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. at an issue price of RM1.56 per share or at a total subscription price of approximately RM3,365,000.00, to include that Tan Sri Cheng Heng Jem shall instead subscribe for 2,530,000 ordinary shares of RM1.00 each representing 9.19% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. at an issue price of RM1.33 per share or at a total subscription price of approximately RM3,365,000.00.

(ii) Supplemental Agreement dated 9 January 2001 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited amending certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000, whereby AMB Venture Sdn. Bhd. shall dispose of its 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited for a revised consideration to be determined in accordance with the formula provided in the supplemental agreement, tentative calculation being:

   (a) SGD15,383,527.00 (equivalent to approximately RM33,200,000.00 based on the exchange rate of SGD1.00 : RM2.16); or
   (b) SGD38,666,795.00 (equivalent to approximately RM83,500,000.00) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co. Ltd. is completed by 30 September 2001;

   to be satisfied by Lion Asiapac Limited with the issuance of up to 154,667,181 new Lion Asiapac Limited shares at par value of SGD0.25 each together with up to 154,667,181 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments contained therein.

(iii) Call Option Agreement dated 13 February 2001 between Ayer Keroh Resort Sdn. Bhd. and Johor Corporation in which Johor Corporation has been granted a call option to purchase 18,000,000 ordinary shares of RM1.00 each in Excellent Strategy Sdn. Bhd.

(iv) Lease Agreement dated 13 February 2001 between Antara Steel Mills Sdn. Bhd. and Amsteel Mills Sdn. Bhd. pursuant to which Amsteel Mills Sdn. Bhd. has the full rights and liberty to operate Antara Steel Mills Sdn. Bhd.'s steel plant located in Pasir Gudang, Johor for a period of 10 years in the event the Exchange of Assets Agreement dated 13 February 2001 is terminated for any reason whatsoever.

(v) Exchange of Assets Agreement dated 13 February 2001 between Johor Corporation, Amsteel Corporation Berhad, Ayer Keroh Resort Sdn. Bhd. and Amsteel Mills Sdn. Bhd. in which:-

   (a) Johor Corporation shall sell and transfer 218,010,000 ordinary shares of RM1.00 in Antara Steel Mills Sdn. Bhd. to Amsteel Mills Sdn. Bhd. for a consideration of RM108,230,000.00; and

(b) in satisfying the aforesaid consideration payable to Johor Corporation, Amsteel Mills Sdn. Bhd. shall procure (i) Amsteel Corporation Berhad to transfer to Johor Corporation 500,000 ordinary shares of RM1.00 each in Lion Gateway Parade Sdn. Bhd. and assign to Johor Corporation shareholders' advances owing by Lion Gateway Parade Sdn. Bhd. to Amsteel Corporation Berhad; and (ii) Ayer Keroh Resort Sdn. Bhd. to transfer to Johor Corporation, 7,500,000 ordinary shares of RM1.00 each in Excellent Strategy Sdn. Bhd.

(vi) Sale and Purchase Agreement dated 16 March 2001 between Amsteel Corporation Berhad and Sumurmuda Sdn. Bhd. and Norville Corporation Sdn. Bhd. for the acquisition by Amsteel Corporation Berhad of 245,000 ordinary shares of RM1.00 each representing 49% equity interest in Lion Gateway Parade Sdn. Bhd. for a total cash consideration of RM20,370,000.00.

(vii) Sale and Purchase Agreement dated 16 March 2001 between Ayer Keroh Resort Sdn. Bhd. and Unirio Corporation Sdn. Bhd. for the sale by Ayer Keroh Resort Sdn. Bhd. of 4,500,000 ordinary shares of RM1.00 each representing 15% equity interest in Excellent Strategy Sdn. Bhd. for a total cash consideration of RM10,350,000.00.

(viii) Sale and Purchase Agreement dated 16 March 2001 between Ayer Keroh Resort Sdn. Bhd. and Senipuri Emas Sdn. Bhd. for the sale by Ayer Keroh Resort Sdn. Bhd. of 4,500,000 ordinary shares of RM1.00 each representing 15% equity interest in Excellent Strategy Sdn. Bhd. for a total cash consideration of RM10,350,000.00.

(ix) Sale and Purchase Agreement dated 16 March 2001 between Ayer Keroh Resort Sdn. Bhd. and HMI Balestier Hospital Pte. Ltd. for the sale of 9,000,000 ordinary shares of RM1.00 each representing 30% equity interest in Excellent Strategy Sdn. Bhd. for a total cash consideration of RM20,700,000.00.

(x) Sale and Purchase Agreement dated 20 June 2001 between Amsteel Corporation Berhad and SCB Developments Berhad for the sale by Amsteel Corporation Berhad to SCB Developments Berhad of Amsteel Corporation Berhad's entire equity interest in Optima Jaya Sdn. Bhd. (comprising 150,000 ordinary shares of RM1.00 each) for a consideration of RM150,000.00 for the shares and payment by SCB Developments Berhad to Amsteel Corporation Berhad of the sum of RM113,850,000.00 comprising: (i) a cash payment of RM10,000,500.00 and (ii) the balance in SCB Developments Berhad shares at an agreed price of RM4.50 per share, in settlement of amount owing by Optima Jaya Sdn. Bhd. to Amsteel Corporation Berhad and in consideration of Amsteel Corporation Berhad assuming the debts of Optima Jaya Sdn. Bhd.

(xi) Supplemental Conditional Agreement dated 10 July 2001 made between Lion Land Berhad, Likom Computer Systems Sdn. Bhd. and Likom Electronic Pte. Ltd., supplemental to the agreement dated 13 December 2000, whereby the parties thereto had agreed to an extension of time for redemption of the 43,613,000 5-year cumulative preference shares of RM0.01 each in Likom Computer Systems Sdn. Bhd. held by Lion Land Berhad from 29 June 2001 until the earlier of the following dates ("Maturity Date"):

(a) within 21 days from the date the new ordinary shares of SGD1.00 each in Likom Electronic Pte. Ltd. are listed and quoted on the Singapore Exchange Securities Trading Limited; or

(b) on 28 December 2002.

FURTHER INFORMATION

(xii) Supplemental Guarantee dated 10 July 2001 made between Lion Land Berhad and Tan Sri Cheng Heng Jem, supplemental to the Guarantee Agreement dated 2 August 1996 made between Lion Land Berhad and Tan Sri Cheng Heng Jem, whereby the parties thereto had agreed that Tan Sri Cheng Heng Jem shall guarantee the payment on the Maturity Date a sum of RM43,613,000.00 ("Redemption Sum") and a sum ("Extension Fee") calculated on the Redemption Sum: (a) at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad prevailing as at the date of redemption of the 43,613,000 5 years cumulative preference shares of RM0.01 each in Likom Computer Systems Sdn. Bhd. ("Prescribed Rate") from 29 June 2001 until the Maturity Date less the aggregate of cumulative dividend declared and paid by Likom Computer Systems Sdn. Bhd. from 29 June 2001 until the Maturity Date; and (b) at the rate of 1% above the Prescribed Rate calculated from the expiry of the Maturity Date until the date of full payment of the Redemption Sum if Likom Computer Systems Sdn. Bhd. shall default in the payment of the Redemption Sum on the Maturity Date.

(xiii) Put Option Agreement dated 7 September 2001 entered into between Sumurmuda Sdn. Bhd. and Amsteel Corporation Berhad, whereby Sumurmuda Sdn. Bhd. has granted Amsteel Corporation Berhad a put option to require Sumurmuda Sdn. Bhd. to purchase 61,250 ordinary shares of RM1.00 each representing 12.25% equity interest or any part thereof in the share capital of Lion Gateway Parade Sdn. Bhd. from Amsteel Corporation Berhad, at a total cash consideration of RM5,090,000.00.

(xiv) Put Option Agreement dated 7 September 2001 entered into between Norville Corporation Sdn. Bhd. and Amsteel Corporation Berhad, whereby Norville Corporation Sdn. Bhd. has granted Amsteel Corporation Berhad a put option to require Norville Corporation Sdn. Bhd. to purchase 183,750 ordinary shares of RM1.00 each representing 36.75% equity interest or any part thereof in the share capital of Lion Gateway Parade Sdn. Bhd. from Amsteel Corporation Berhad, at a total cash consideration of RM15,280,000.00.

(xv) Conditional Share Sale Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation whereby Angkasa Marketing Berhad shall dispose of its 51% equity interest in Suzuki Assemblers Malaysia Sdn. Bhd. comprising 13,393,298 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM26,682,706.00.

(xvi) Conditional Joint Venture Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Suzuki Assemblers Malaysia Sdn. Bhd. and the management and business operation of Suzuki Assemblers Malaysia Sdn. Bhd.

(xvii) Conditional Share Sale Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation whereby Angkasa Marketing Berhad shall dispose of its 51% equity interest in Lion Suzuki Marketing Sdn. Bhd. comprising 1,530,510 ordinary shares of RM1.00 each to Suzuki Motor Corporation for a cash consideration of RM1,227,789.00.

(xviii) Conditional Joint Venture Agreement dated 1 October 2001 between Angkasa Marketing Berhad and Suzuki Motor Corporation to regulate the parties' respective rights and obligations as shareholders of Lion Suzuki Marketing Sdn. Bhd. and the management and business operation of Lion Suzuki Marketing Sdn. Bhd.

FURTHER INFORMATION

(xix) Second Supplemental Agreement dated 8 October 2001 between Lion Land Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, for the acquisition by Amsteel Corporation Berhad of 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in Avenel Sdn. Bhd. for a consideration of RM1.00 and Lion Land Berhad is required to pay to Amsteel Corporation Berhad RM23,090,000.00, (which represents approximately 25% share of Avenel Sdn. Bhd.'s net liabilities of RM92,380,000.00 based on the unaudited net tangible assets of Avenel Sdn. Bhd. as at 31 December 1999 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and the net value of Posim Berhad's residual assets), to include that the sum payable by Lion Land Berhad to Amsteel Corporation Berhad be revised to RM81,617,610.00 which represents Lion Land Berhad's 25% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad) and that it is to be satisfied by netting-off the existing inter-company indebtedness owing by the Amsteel Corporation Berhad Group to the Lion Land Berhad Group.

(xx) First Supplemental Agreement dated 8 October 2001 between Lion Corporation Berhad of the one part and Umatrac Enterprises Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties for the acquisition by Umatrac Enterprises Sdn. Bhd. of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn. Bhd. for a consideration of RM2,290,000.00, to include that the consideration be revised to RM1,915,000.00 to be satisfied by netting-off against inter-company balances owing by the Lion Corporation Berhad Group to the Amsteel Corporation Berhad Group.

(xxi) Second Supplemental Agreement dated 8 October 2001 between Teck Bee Mining (M) Sendirian Berhad of the one part and Umatrac Enterprises Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Umatrac Enterprises Sdn. Bhd. of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn. Bhd. for a consideration of RM2,290,000.00, to include that the consideration be revised to RM1,915,000.00 to be satisfied by an issuance of RM1,915,000.00 in value of new Amsteel Corporation Berhad shares.

(xxii) Second Supplemental Agreement dated 8 October 2001 between Akurjaya Sdn. Bhd. of the one part and Limpahjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Akurjaya Sdn. Bhd. of 240,000,000 ordinary shares of RM1.00 each in Megasteel Sdn. Bhd. to Limpahjaya Sdn. Bhd. for a consideration of RM1,254,000,000.00, to include that the consideration be revised to RM1,089,992,435.00 to be satisfied by an issuance of RM953,429,867.00 Lion Corporation Berhad bonds and RM136,562,568.00 in value of new Lion Corporation Berhad shares at an indicative price of RM1.00 per Lion Corporation Berhad share.

(xxiii) Second Supplemental Agreement dated 8 October 2001 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM138,506,146.00, to include that the consideration be revised to RM150,055,564.00 to be satisfied by an issuance of RM143,147,530.00 in value of new Angkasa Marketing Berhad shares at a proposed issue price of RM1.00 per Angkasa Marketing Berhad share and the balance of RM6,908,034.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group.

(xxiv) Second Supplemental Agreement dated 8 October 2001 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of 299,387,843 ordinary shares of RM1.00 each representing 50.46% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM473,030,000.00, to include the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of a revised 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a revised consideration of RM260,467,423.00 to be satisfied by an issuance of RM227,834,077.00 Lion Corporation Berhad bonds and an issue of RM32,633,346.00 in value of new Lion Corporation Berhad shares.

(xxv) Second Supplemental Agreement dated 8 October 2001 between Avenel Sdn. Bhd. of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between Avenel Sdn. Bhd. and Lion Land Berhad for the disposal by Avenel Sdn. Bhd. of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad to Lion Land Berhad for a consideration of RM719,492,953.00, to include Amsteel Mills Sdn. Bhd. as a co-purchaser and the disposal by Avenel Sdn. Bhd. of a revised 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad for a revised consideration of RM533,718,760.00 to be satisfied by netting off inter-company balances owing by the Amsteel Corporation Berhad Group to Lion Land Berhad and Amsteel Mills Sdn. Bhd.

FURTHER INFORMATION

(xxvi) Second Supplemental Agreement dated 8 October 2001 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd. for a consideration of RM1.00 and Angkasa Marketing Berhad is required to pay Amsteel Corporation Berhad a sum of RM18,480,000.00 (which represents approximately 20% share of Avenel Sdn. Bhd.'s net liabilities of RM92,380,000.00 based on the unaudited net tangible assets of Avenel Sdn. Bhd. as at 31 December 1999 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and the net value of Posim Berhad's residual assets), to include that the sum payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad be revised to RM65,294,088.00 which represents Angkasa Marketing Berhad's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad), and that it is to be satisfied by the netting-off of existing inter-company indebtedness owing by the Amsteel Corporation Berhad Group to the Angkasa Marketing Berhad Group.

(xxvii) Second Supplemental Agreement dated 8 October 2001 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd. , Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM36,726,176.00, to include that the consideration be revised to RM39,788,610.00 to be satisfied by an issuance of 39,788,610 new Angkasa Marketing Berhad shares.

(xxviii) First Supplemental Agreement dated 8 October 2001 between Lion Land Berhad of the one part and Akurjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn. Bhd. to Akurjaya Sdn. Bhd. for a consideration of RM33,350,000.00, to include that the consideration be revised to RM35,661,000.00 to be satisfied by an issuance of RM35,661,000.00 Amsteel Corporation Berhad bonds.

(xxix) Conditional Share Sale Agreement dated 8 October 2001 between Amsteel Mills Sdn. Bhd. of the one part and Lion Land Berhad of the other part, for the disposal by Amsteel Mills Sdn. Bhd. to Lion Land Berhad of RM33,900,000.00 worth of ordinary shares of RM0.50 in Chocolate Products (Malaysia) Berhad for a consideration of RM33,900,000.00 to be satisfied by an issuance of RM33,900,000.00 Lion Land Berhad bonds.

FURTHER INFORMATION

(xxx) Second Supplemental Agreement dated 8 October 2001 between Horizon Towers Sdn. Bhd. of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties for the acquisition by Amsteel Corporation Berhad of 44,450,000 ordinary shares of RM1.00 each representing 30% equity interest in Akurjaya Sdn. Bhd. from Horizon Towers Sdn. Bhd. for a consideration of RM522,771,944.00, to include that the consideration be revised to RM423,897,731.00 to be satisfied by an issuance of RM423,897,731.00 in value of new Amsteel Corporation Berhad shares.

(xxxi) Third Supplemental Agreement dated 8 October 2001 between Ayer Keroh Resort Sdn. Bhd., Ambang Jaya Sdn. Bhd., Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Parkson Corporation Sdn. Bhd. (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 12 December 2000) entered between CPB Vendors and Lion Land Berhad for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM281,193,000.00, to include Amsteel Mills Sdn. Bhd. as a co-purchaser and to include that the consideration be revised to RM201,501,369.00 to be satisfied by netting-off the existing balances owing by other company(ies) within the Lion Group to the Lion Land Berhad Scheme Companies or owing by the Lion Land Berhad Scheme Companies to other company(ies) within the Lion Group, which are proposed to be addressed under the proposed corporate restructuring exercise, proposed divestment programme and proposed debt restructuring exercise for the Lion Land Berhad Group.

(xxxii) Conditional Agreement dated 5 November 2001 between Lion Brewing Group Co. Ltd., a 55% subsidiary of DEbier Sdn. Bhd., which is in turn a wholly-owned subsidiary of Chocolate Products (Malaysia) Berhad, of the one part and Consitrade (M) Sdn. Bhd. of the other part, for the acquisition from Consitrade (M) Sdn. Bhd. of 30% equity interest in Pingyang Lion Beer Co. Ltd. for a cash consideration of Rmb11,784,000.00 (equivalent to approximately RM5,395,110.34).

(xxxiii) Conditional Agreement dated 5 November 2001 between Lion Brewing Group Co. Ltd. of the one part and Jinkeda Group Co. Ltd. of the other part, for the acquisition from Jinkeda Group Co. Ltd. of 24.6% equity interest in Pingyang Lion Beer Co. Ltd. for a cash consideration of Rmb9,663,000.00 (equivalent to approximately RM4,424,045.42).

(xxxiv) Letter dated 20 November 2001 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited, whereby the consideration for the disposal by AMB Venture Sdn. Bhd. of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd., representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited was confirmed at SGD37,255,682.00 (equivalent to approximately RM80,470,000.00 based on the exchange rate of SGD1.00 : RM2.16) pursuant to the completion of the listing of the associated company of Angkasa Transport Equipment Sdn. Bhd., Anhui Jianghuai Automotive Chassis Co. Ltd. by 30 September 2001, to be satisfied by Lion Asiapac Limited with the issuance of 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd. subject to Lion Asiapac Limited repaying an outstanding loan of Rmb20,000,000.00 (equivalent to approximately RM9,100,000.00 based on the exchange rate of RM1.00 : Rmb2.19) owing by Angkasa Transport Equipment Sdn. Bhd. to Anhui Jianghuai Automotive Group Co. Ltd. and adjustments contained therein.

FURTHER INFORMATION

(xxxv) Conditional Share Sale Agreement dated 6 December 2001 between Amsteel Corporation Berhad, Ambang Jaya Sdn. Bhd. and Angkasa Marketing (Singapore) Pte. Ltd. of the one part and Shen Gang Limited and Grand Marvellous Limited of the other part, for the disposal by Amsteel Corporation Berhad, Ambang Jaya Sdn. Bhd. and Angkasa Marketing (Singapore) Pte. Ltd. of 241,615,000 ordinary shares of HKD0.20 each representing 12.95% equity interest in eCyberChina Holdings Limited for a cash consideration of HKD48,323,000.00.

(xxxvi) Conditional Sale and Purchase Agreement dated 28 January 2002 between Amsteel Securities (M) Sdn. Bhd. and Affin-UOB Holdings Sdn. Bhd. for the disposal by Amsteel Securities (M) Sdn. Bhd. of its stockbroking business and certain assets including Amsteel Securities (M) Sdn. Bhd.'s entire equity interest in Amsteel Equity Nominees (Tempatan) Sdn. Bhd. and Amsteel Equity Nominees (Asing) Sdn. Bhd. for a total cash consideration of RM42,253,000.00.

(xxxvii) Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties, to include the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that the consideration be satisfied instead by an issuance of RM219,973,973.00 Lion Corporation Berhad bonds and an issuance of RM40,493,450.00 in value of new Lion Corporation Berhad shares.

(xxxviii) Third Supplemental Agreement dated 26 March 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the consideration be instead satisfied by an issuance of RM143,231,483.00 in value of new Angkasa Marketing Berhad shares and the balance of RM6,824,081.00 to be set-off against inter-company balances owing by the Lion Corporation Berhad Group to the Angkasa Marketing Berhad Group; the issue price of the new Angkasa Marketing Berhad shares shall be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

(xxxix) Third Supplemental Agreement dated 26 March 2002 between Akurjaya Sdn. Bhd. of the one part and Limpahjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Akurjaya Sdn. Bhd. of 240,000,000 ordinary shares of RM1.00 each in Megasteel Sdn. Bhd. for a consideration of RM1,089,992,435.00, to include that the consideration be revised to RM1,007,921,816.00 to be satisfied by an issuance of RM851,225,707.00 Lion Corporation Berhad bonds and RM156,696,109.00 in value of new Lion Corporation Berhad shares.

FURTHER INFORMATION

(xl) Third Supplemental Agreement dated 26 March 2002 between Avenel Sdn. Bhd. of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Avenel Sdn. Bhd. of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad for RM533,718,760.00, to include that the consideration be revised to RM499,417,017.00, of which 47,627,236 ordinary shares of RM1.00 each representing 28% of the 170,097,271 ordinary shares of RM1.00 each in Posim Berhad to be apportioned to Lion Land Berhad and 122,470,035 ordinary shares of RM1.00 each representing 72% of the 170,097,271 ordinary shares of RM1.00 each in Posim Berhad to be apportioned to Amsteel Mills Sdn. Bhd.

(xli) Third Supplemental Agreement dated 26 March 2002 between Horizon Towers Sdn. Bhd. of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 44,450,000 ordinary shares of RM1.00 each representing 30% equity interest in Akurjaya Sdn. Bhd. for a consideration of RM423,897,731.00, to include that the consideration be revised to RM399,276,545.00 to be satisfied by an issuance of RM399,276,545.00 in value of new Amsteel Corporation Berhad shares; the issue price of the new Amsteel Corporation Berhad shares shall be set at a 5% premium to the then theoretical market price of Amsteel Corporation Berhad shares, subject to a minimum issue price of RM1.00 each, provided that the theoretical market price shall be below RM0.95.

(xlii) Third Supplemental Agreement dated 26 March 2002 between Teck Bee Mining (M) Sendirian Berhad of the one part and Umatrac Enterprises Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Umatrac Enterprises Sdn. Bhd. of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn. Bhd. for a consideration of RM1,915,000.00 to be satisfied by an issuance of RM1,915,000.00 in value of new Amsteel Corporation Berhad shares; to include that the issue price of the new Amsteel Corporation Berhad shares shall be set at a 5% premium to the then theoretical market price of Amsteel Corporation Berhad shares, subject to the minimum issue price of RM1.00 each provided that the theoretical market price shall be below RM0.95 each.

FURTHER INFORMATION

(xliii) Third Supplemental Agreement dated 26 March 2002 between Angkasa Marketing Berhad of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in Avenel Sdn. Bhd for a consideration of RM1.00 and Angkasa Marketing Berhad is required to pay Amsteel Corporation Berhad a sum of RM65,294,088.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad), to include that the payable by Angkasa Marketing Berhad to Amsteel Corporation Berhad be revised to RM80,626,597.00, which represents: (i) Angkasa Marketing Berhad's 20% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000.00 after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad) and (ii) netting-off indemnity payment made by Angkasa Marketing Berhad to lenders of Avenel Sdn. Bhd.

(xliv) Third Supplemental Agreement dated 26 March 2002 between Lion Land Berhad of the one part and Amsteel Corporation Berhad of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Amsteel Corporation Berhad of 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in Avenel Sdn. Bhd. for a consideration of RM1.00 and Lion Land Berhad is required to pay to Amsteel Corporation Berhad RM81,617,610.00 which represents Avenel Sdn. Bhd.'s restated cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets, to include that the sum payable by Lion Land Berhad to Amsteel Corporation Berhad be revised to RM122,045,746.00. which represents Lion Land Berhad's 25% share of Avenel Sdn. Bhd.'s estimate adjusted net liabilities as at 31 December 2001 of RM488,183,000.00 and after restating Avenel Sdn. Bhd.'s cost of investment in Posim Berhad based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn. Bhd., Posim Berhad's principal asset and net value of Posim Berhad's residual assets (after taking into account the relevant principal to be waived by Posim Berhad for the amount owing by the Amsteel Corporation Berhad Group to Posim Berhad).

(xlv) Third Supplemental Agreement dated 26 March 2002 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM39,788,610.00 to be satisfied by an issuance of RM39,788,610.00 in value of new Angkasa Marketing Berhad shares, to include that the issue price of the new Angkasa Marketing Berhad shares be set at a 5% premium to the then theoretical market price of Angkasa Marketing Berhad shares, subject to the minimum issue price of RM1.00 each provided that the theoretical market price shall be below RM0.95 each.

FURTHER INFORMATION

(xlvi) Fourth Supplemental Agreement dated 26 March 2002 between Ayer Keroh Resort Sdn. Bhd., Ambang Jaya Sdn. Bhd., Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Parkson Corporation Sdn. Bhd. (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 12 December 2000 and the Third Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM201,501,369.00, to include the provision that 58,018,645 ordinary shares of RM0.50 each to be apportioned to Lion Land Berhad and 149,190,800 ordinary shares of RM0.50 each to be apportioned to Amsteel Mills Sdn. Bhd.

(xlvii) An Addendum dated 19 April 2002 between Angkasa Marketing Berhad and Suzuki Motor Corporation amending certain terms of the conditional Joint Venture Agreement dated 1 October 2001 entered between the parties in respect of their rights and obligations as shareholders for the proposed joint-venture of Lion Suzuki Marketing Sdn. Bhd.

(xlviii) Conditional Shares Sale Agreement dated 22 May 2002 between Lion Ipoh Parade Sdn. Bhd. and Black Tiger Aquaculture Sdn. Bhd. for the disposal of the entire issued and paid-up share capital of Peridang (M) Sdn. Bhd. and Arus Setia Sdn. Bhd. for a total cash consideration of RM755,000.00 and the full and final discharge of net inter-company amount of RM11,077,153.00 owing by Peridang (M) Sdn. Bhd. and Arus Setia Sdn. Bhd. to Lion Ipoh Parade Sdn. Bhd. subject to Black Tiger Aquaculture Sdn. Bhd. paying to Lion Ipoh Parade Sdn. Bhd. a total cash consideration of RM11,077,153.00.

(xlix) Fourth Supplemental Agreement dated 8 July 2002 between Akurjaya Sdn. Bhd., Amsteel Corporation Berhad and Crystavel Sdn. Bhd. of the one part and Limpahjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Akurjaya Sdn. Bhd. of 240,000,000 ordinary shares of RM1.00 each in Megasteel Sdn. Bhd., to include Amsteel Corporation Berhad and Crystavel Sdn. Bhd. as co-vendors and the additional disposal of 49,000,000 Preference "D" Shares of RM0.01 each by Crystavel Sdn. Bhd. and 26,670,000 Preference "F" Shares of RM0.01 each by Amsteel Corporation Berhad, both in Megasteel Sdn. Bhd. to Limpahjaya Sdn. Bhd. for a consideration forming part of the total consideration of RM1,007,921,816.00.

(l) Conditional Agreement dated 8 July 2002 between Lion Brewing Group Co. Ltd., a 55% subsidiary of DEbier Sdn. Bhd., which is in turn a wholly-owned subsidiary of Chocolate Products (Malaysia) Berhad, Consitrade (M) Sdn. Bhd., a wholly-owned subsidiary of Chocolate Products (Malaysia) Berhad and Jinkeda Group Co. Ltd., for the acquisition by Lion Brewing Group Co. Ltd. and Consitrade (M) Sdn. Bhd. of 54.6% and 25% equity interest respectively in Jinhua Lion Brewery Co. Ltd. for the cash consideration of Rmb5,110,000.00 (equivalent to approximately RM2,350,000.00) and Rmb2,340,000.00 (equivalent to approximately RM1,070,000.00) respectively.

FURTHER INFORMATION

(li) Conditional Sale and Purchase Agreement dated 30 July 2002 between amongst others, Angkasa Transport Equipment Sdn. Bhd., a wholly-owned subsidiary of AMB Venture Sdn. Bhd. which is in turn a wholly-owned subsidiary of Angkasa Marketing Berhad, Tri-Ring Group Co. and Wuhan Fortune Industry Co. Ltd. for:

(a) the disposal by Angkasa Transport Equipment Sdn. Bhd. of its entire 50% equity interest in Wuhan Fortune Motor Co. Ltd. to Tri-Ring Group Co. for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and

(b) the settlement of inter-company advances from Angkasa Transport Equipment Sdn. Bhd. to Wuhan Fortune Motor Co. Ltd. ("Inter-company Advances") amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) payable by Tri-Ring Group Co. and the waiver of the interest on the Inter-company Advances to Wuhan Fortune Motor Co. Ltd. amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).

(lii) Supplemental Agreement dated 5 August 2002 between AMB Venture Sdn. Bhd., Tan Sri Cheng Heng Jem and Lion Asiapac Limited to vary certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000 (as amended), to include that Lion Asiapac Limited shall be entitled to deposit a portion of the 149,022,728 new Lion Asiapac Limited shares at par value of SGD0.25 each together with 149,022,728 free detachable Lion Asiapac Limited warrants to AMB Venture Sdn. Bhd., calculated based on the formula as set out therein, for any of the property ownership rights of buildings that are not transferred by Anhui Jianghuai Automotive Chassis Co. Ltd. to Hefei Jianghuai Automotive Co. Ltd. prior to the completion of the disposal of the 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. representing approximately 90.81% of the enlarged share capital of Angkasa Transport Equipment Sdn. Bhd. to Lion Asiapac Limited.

(liii) Second Supplemental Agreement dated 3 September 2002 between Lion Land Berhad of the one part and Akurjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 (as amended by the First Supplemental Agreement dated 8 October 2001) entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn. Bhd. to Akurjaya Sdn. Bhd. for a consideration of RM35,661,000.00, to include that Akurjaya Sdn. Bhd. shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Amsteel Corporation Berhad Group in the People's Republic of China upon the terms therein contained.

(liv) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the partiesfor the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Lion Land Berhad Group in the People's Republic of China upon the terms therein contained.

(lv) Fifth Supplemental Agreement dated 3 September 2002 between Ayer Keroh Resort Sdn. Bhd., Ambang Jaya Sdn. Bhd., Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Parkson Corporation Sdn. Bhd. (collectively, "CPB Vendors") of the one part and Lion Land Berhad and Amsteel Mills Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 12 December 2000, the Third Supplemental Agreement dated 8 October 2001 and the Fourth Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by CPB Vendors of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad to Lion Land Berhad for a consideration of RM201,501,369.00, to include that the CPB Vendors shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Chocolate Products (Malaysia) Berhad Group in the People's Republic of China upon the terms therein contained.

(lvi) Fourth Supplemental Agreement dated 3 September 2002 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the disposal by Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that Angkasa Marketing Berhad shall resolve or cause to be resolved all the issues affecting the joint venture operations of the Angkasa Marketing Berhad Group in the People's Republic of China upon the terms therein contained.

(lvii) Deed of Assignment dated 10 September 2002 between Amsteel Corporation Berhad of the one part and Johor Corporation of the other part, wherein Amsteel Corporation Berhad assigns absolutely to Johor Corporation advances made to or on behalf of Lion Gateway Parade Sdn. Bhd. in the sum of RM49,000,000.00 as at 30 June 2000 together with the full right and benefit thereto and all remedies for enforcing the same in accordance with the provisions of the Exchange of Assets Agreement dated 13th February 2001 between Amsteel Corporation Berhad, Johor Corporation, Ayer Keroh Resort Sdn. Bhd. and Amsteel Mills Sdn. Bhd.

(lviii) Call Option Agreement dated 21 October 2002 between Lion Mahkota Parade Sdn. Bhd. and Onyee Holdings Sdn. Bhd., wherein in consideration of Onyee Holdings Sdn. Bhd. (now known as Hektar Premier Sdn. Bhd.) agreeing to purchase the leasehold land held under H.S. (D) 49714 P.T. No. 501 in Town Area XLII, District of Melaka Tengah, Melaka together with the shopping mall erected thereon known as Mahkota Parade ("Mahkota Parade") and the payment of the option fee of RM1,460,000.00, Lion Mahkota Parade Sdn. Bhd. has granted to Onyee Holdings Sdn. Bhd. the call option to purchase Mahkota Parade from Lion Mahkota Parade Sdn. Bhd. for a total cash consideration of RM146,590,000.00.

(lix) Letter of Offer dated 21 October 2002 from Onyee Holdings Sdn. Bhd. (now known as Hektar Premier Sdn. Bhd.) duly accepted by Lion Subang Parade Sdn. Bhd., wherein Onyee Holdings Sdn. Bhd. offered to purchase from Lion Subang Parade Sdn. Bhd. all that piece of freehold land held under H.S.(D) 22227 Lot 014193 PT 9120 in the Mukim of Damansara, District of Petaling, Selangor comprising an area of approximately 12.9 acres upon which a shopping mall known as Subang Parade is erected on an as is where is basis for a total cash consideration of RM223,410,000.00.

FURTHER INFORMATION

(lx) Conditional Share Sale Agreement dated 20 December 2002 made between Ambang Jaya Sdn. Bhd. ("Ambang Jaya"), Angkasa Marketing (Singapore) Pte. Ltd. ("Angkasa Singapore") and ICEA Capital Limited ("ICEA") ("CIL Share Sale Agreement") whereby Ambang Jaya and Angkasa Singapore shall dispose of to ICEA all the new ordinary shares of HK$0.01 each in CIL Holdings Limited ("CIL")("CIL Shares") of approximately 1,512,356,160 new CIL Shares to be received pursuant to a scheme of arrangement proposed by CIL to Ambang Jaya and Angkasa Singapore in settlement of debts owing by CIL for a cash consideration of HK$11,000,000.00.

(lxi) Guarantee dated 20 December 2002 made between Ambang Jaya Sdn. Bhd. and Angkasa Marketing (Singapore) Pte. Ltd. of one part and Ke Jun Xiang ("KJX") of the other part whereby the parties thereto had agreed that KJX shall guarantee the performance of the obligations of ICEA under the CIL Share Sale Agreement.

(lxii) Conditional Share Sale Agreement dated 20 December 2002 made between Ambang Jaya Sdn. Bhd. ("Ambang Jaya") and Angkasa Marketing (Singapore) Pte. Ltd. of one part and Zhu Feng Chang ("ZFC") of the other part ("eCyberChina Share Sale Agreement") whereby Ambang Jaya and Angkasa Singapore shall dispose of 241,615,000 ordinary shares of HK$0.20 each in eCyberChina Holdings Limited ("eCyberChina")("eCyberChina Shares") to ZFC for a cash consideration of HK$17,000,000.00.

(lxiii) Guarantee dated 20 December 2002 made between Ambang Jaya Sdn. Bhd. and Angkasa Marketing (Singapore) Pte. Ltd. of one part and Ke Jun Xiang ("KJX") of the other part whereby the parties thereto had agreed that KJX shall guarantee the performance of the obligations of ZFC under the eCyberChina Share Sale Agreement.

(lxiv) Conditional Sale and Purchase Agreement dated 24 December 2002 between Hektar Premier Sdn. Bhd. (formerly known as Onyee Holdings Sdn. Bhd.) and Lion Subang Parade Sdn. Bhd., wherein Lion Subang Parade Sdn. Bhd. agrees to sell and Onyee Holdings Sdn. Bhd. agrees to purchase all that piece of freehold land held under H.S.(D) 22227 Lot 014193 PT 9120 in the Mukim of Damansara, District of Petaling, Selangor comprising an area of approximately 12.9 acres upon which a shopping mall known as Subang Parade is erected on an as is where is basis for a total cash consideration of RM223,410,000.00.

(lxv) Second Supplemental Agreement dated 7 January 2003 between Lion Corporation Berhad of the one part and Umatrac Enterprises Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 8 October 2001) entered between the parties for the acquisition by Umatrac Enterprises Sdn. Bhd. of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn. Bhd. for a consideration of RM2,290,000.00 to be satisfied by netting-off against inter-company balances owing by the Lion Corporation Berhad Group to the Amsteel Corporation Berhad Group, to include that the consideration be revised to RM1,825,200.00.

(lxvi) Fourth Supplemental Agreement dated 7 January 2003 between Horizon Towers Sdn. Bhd. of the one part and Amsteel Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the acquisition by Amsteel Corporation Berhad of 44,450,000 ordinary shares of RM1.00 each in Akurjaya Sdn. Bhd. for a consideration of RM399,276,545.00, to include that the number of shares in Akurjaya Sdn. Bhd. to be sold be revised to 19,050,000 ordinary shares of RM1.00 each representing 30% equity interest in Akurjaya Sdn. Bhd. and that the consideration be revised to RM385,506,545.00 to be satisfied by an issuance of 385,506,545 new ordinary shares of RM1.00 each in Amsteel Corporation Berhad at an issue price of RM1.00 each, which represents the par value of Amsteel Corporation Berhad shares.

FURTHER INFORMATION

(lxvii) Fourth Supplemental Agreement dated 7 January 2003 between Teck Bee Mining (M) Sendirian Berhad of the one part and Umatrac Enterprises Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the acquisition by Umatrac Enterprises Sdn. Bhd. of 135,000 ordinary shares of RM1.00 each representing 13.5% equity interest in Hiap Joo Chong Realty Sdn. Bhd. for a consideration of RM1,915,000.00 to be satisfied by an issuance of RM1,915,000.00 in value of new Amsteel Corporation Berhad shares; to include that the consideration be revised to RM1,825,200.00 to be satisfied by an issuance of 1,825,200 new ordinary shares of RM1.00 each in Amsteel Corporation Berhad at an issue price of RM1.00 each, which represents the par value of Amsteel Corporation Berhad shares.

(lxviii) Fourth Supplemental Agreement dated 7 January 2003 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim (collectively, "Silverstone Private Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001 and the Third Supplemental Agreement dated 26 March 2002) entered between the parties for the acquisition by Angkasa Marketing Berhad of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone Berhad for a consideration of RM39,788,610.00 to be satisfied by an issuance of RM39,788,610.00 in value of new Angkasa Marketing Berhad shares, to include that the satisfaction of the purchase consideration be revised to be by an issuance of 37,893,914 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share, which represents a 5% premium over the par value of the Angkasa Marketing Berhad shares.

(lxix) Fifth Supplemental Agreement dated 7 January 2003 between Akurjaya Sdn. Bhd., Amsteel Corporation Berhad and Crystavel Sdn. Bhd. of the one part and Limpahjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 8 July 2002) entered between the parties for the disposal by Akurjaya Sdn. Bhd. of 240,000,000 ordinary shares of RM1.00 each, disposal by Crystavel Sdn. Bhd. of 49,000,000 Preference "D" Shares of RM0.01 each and the disposal by Amsteel Corporation Berhad of 26,670,000 Preference "F" Shares of RM0.01 each, all in Megasteel Sdn. Bhd. to Limpahjaya Sdn. Bhd. for a total consideration of RM1,007,921,816.00, to include that the satisfaction of the purchase consideration be revised to be by RM0.01 million cash; an issuance of RM851.72 million in net present value (RM1,599.41 million in nominal amount) of Ringgit denominated Lion Corporation Berhad bonds together with up to 53.93 million detachable new ordinary shares of RM1.00 each in Lion Corporation Berhad as equity kicker shares; and 156.19 million new Lion Corporation Berhad shares of RM1.00 each at an issue price of RM1.00 each, which represents the par value of Lion Corporation Berhad shares.

FURTHER INFORMATION

(lxx) Third Supplemental Agreement dated 7 January 2003 between Lion Land Berhad of the one part and Akurjaya Sdn. Bhd. of the other part, amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 (as amended by the First Supplemental Agreement dated 8 October 2001 and the Second Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by Lion Land Berhad of 3,418,260 ordinary shares of RM1.00 each to Akurjaya Sdn. Bhd. for a consideration of RM35,661,000.00, to include that (i) the number of shares to be sold be revised to 3,418,860 representing 100% equity interest in Lion Plaza Sdn. Bhd.; and (ii) satisfaction of purchase consideration be revised to be by RM0.76 million cash and an issuance of RM34.90 million in net present value (RM53.52 million in nominal amount) of Amsteel Corporation Berhad bonds together with up to 1.48 million detachable new ordinary shares of RM1.00 each in Amsteel Corporation Berhad as equity kicker shares.

(lxxi) Fifth Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of the one part and Lion Corporation Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Konming Investments Limited of 224,540,882 ordinary shares of RM1.00 each representing 50.45% equity interest in Lion Land Berhad to Lion Corporation Berhad for a consideration of RM260,467,423.00, to include that the satisfaction of purchase consideration be revised to be by RM0.003 million cash; an issuance of RM220.11 million in net present value (RM413.32 million in nominal amount) of Ringgit denominated Lion Corporation Berhad bonds together with up to 13.94 million detachable new ordinary shares of RM1.00 each in Lion Corporation Berhad as equity kicker shares; and 40.36 million new Lion Corporation Berhad shares at an issue price of RM1.00 each, which represents the par value of Lion Corporation Berhad shares.

(lxxii) Fifth Supplemental Agreement dated 7 January 2003 between Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd., Posim Berhad, Lion Corporation Berhad and Limpahjaya Sdn. Bhd. (collectively, "Silverstone Vendors") of the one part and Angkasa Marketing Berhad of the other part, amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000, the Second Supplemental Agreement dated 8 October 2001, the Third Supplemental Agreement dated 26 March 2002 and the Fourth Supplemental Agreement dated 3 September 2002) entered between the parties for the disposal by the Silverstone Vendors of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad to Angkasa Marketing Berhad for a consideration of RM150,055,564.00, to include that the satisfaction of purchase consideration be revised to include that (i) the purchase consideration of RM16,236,282.00 for shares held by Lion Corporation Berhad and Limpahjaya Sdn. Bhd. be settled by an issuance of 8,967,491 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share and the balance of RM6,820,417.00 be set off against inter-company balances owing from Lion Corporation Berhad and its subsidiary and associated companies to Angkasa Marketing Berhad; and (ii) the purchase consideration of RM133,819,282.00 for shares held by Amsteel Corporation Berhad, Umatrac Enterprises Sdn. Bhd. and Posim Berhad be settled by an issuance of 127,446,935 new ordinary shares of RM1.00 each in Angkasa Marketing Berhad at RM1.05 per new Angkasa Marketing Berhad share.

3. MATERIAL LITIGATION

3.1 AMB Group

AMB or its subsidiaries is not engaged in any material litigation, claims or arbitration (other than litigations, claims or arbitration arising from the ordinary course of business), either as a plaintiff or defendant, which has a material effect on the financial position of AMB or its subsidiaries, and the Directors of AMB have no knowledge of any proceeding pending or threatened against AMB or its subsidiaries or of any other facts likely to give rise to any proceedings which may materially affect the financial position of AMB or its subsidiaries as at the date of this Circular.

3.2 Silverstone Group

The management of Silverstone has informed AMB that neither Silverstone nor its subsidiaries is engaged in any material litigation, claims or arbitration (other than litigations, claims or arbitration arising from the ordinary course of business), either as a plaintiff or defendant, which has a material effect on the financial position of Silverstone or its subsidiaries, and the Directors of Silverstone have no knowledge of any proceedings pending or threatened against Silverstone or its subsidiaries or of any other facts likely to give rise to any proceeding which may materially affect the financial position of Silverstone or its subsidiaries as at the date of this Circular.

3.3 ACB Group

Save as disclosed below, the management of ACB has informed AMB that neither ACB nor its subsidiary companies are engaged in any litigation, claims or arbitration (other than litigations, claims or arbitration arising from the ordinary course of business), either as plaintiff or defendant, which has a material effect on the financial position of ACB or its subsidiaries and the Directors of ACB have no knowledge of any proceeding pending or threatened against ACB or its subsidiaries or of any other facts likely to give rise to any proceedings, which might materially affect the financial position of ACB or its subsidiaries as at the date of this Circular:

(i) In Civil Suit No. K22-40-97 filed on 11 April 1997, Harapan Permai Sdn Bhd, a timber contractor sued Sabah Forest Industries Sdn. Bhd. ("SFI") for RM184,456,769 for alleged wrongful termination of the Timber Sale Agreement dated 9 November 1992 ("the Agreement"). Under the Indemnity Contracts dated 29 May 1997 and 30 July 1997 ("Indemnity Contracts") Avenel Sdn. Bhd. ("Avenel") has agreed to indemnify Posim Berhad ("Posim") in full against any damages awarded against SFI.

SFI is a 97.78%-owned subsidiary of Posim, a company listed on the KLSE. Posim is in turn a subsidiary of Avenel and Avenel is a 55%-owned subsidiary of Amsteel.

SFI has applied to strike out the suit on the ground that the Agreement is illegal under the Sabah Forest Enactment 1968 ("SFE"). The Court has not fixed a date for delivery of the ruling.

The Directors have been advised that SFI has a good defence to the claim.

(ii) In Civil Suit No. K22-55-97 filed on 6 May 1997, UNP Plywood Sdn Bhd ("UNP"), a timber contractor, sued SFI for RM128,874,435 for alleged wrongful termination of the Extraction and Purchasing Agreements dated 28 June 1993 and 13 August 1993 ("the Agreements") respectively which were entered into by SFI and UNP. SFI through its solicitors, Messrs Jayasuriya Kah & Co., terminated the Agreements on grounds that the Agreements and the arrangements between SFI and UNP amounted to an assignment of the Special Timber licence No. SK7/90 and such assignment contravenes Section 24(6) of the SFE, thereby rendering the Agreements illegal. Under the Indemnity Contracts, Avenel has agreed to indemnify Posim in full against any damages awarded against SFI. At the hearing on 22 September 2000, UNP conceded that the Agreements are illegal insofar as they relate to extraction. No new hearing date has been fixed by the Court.

The Directors have been advised that SFI has a good defence to the claim.

(iii) In the Kuala Lumpur High Court Summons No. D2-22-102-99 filed on 13 January 1999, Bank of Tokyo–Mitsubishi (M) Bhd ("BTM") sued Amsteel for recovery of the sum of RM7,001,543.84, being the amount outstanding under a revolving credit facility of RM10,000,000 granted by BTM to Amsteel vide BTM's letter of offer dated 5 June 1997. The Senior Assistant Registrar ("SAR") had on 8 March 2000 dismissed BTM's application for Summary Judgment. BTM has appealed to the Judge against the SAR's decision. The decision of the Judge shall be delivered on 18 February 2003.

The Directors have been advised that Amsteel has a defence to the claim.

(iv) In the Kuala Lumpur High Court Summons No. D5-22-1719-1999 filed on 18 June 1999, Affin Merchant Bank Berhad (formerly, Perwira Affin Merchant Bank Berhad) ("Affin Merchant Bank") has sued Lion Land Berhad ("LLB") for recovery of the sum of RM31,975,996.50, being the amount outstanding under the revolving credit facility of RM30,000,000 granted by Affin Merchant Bank to LLB vide Affin Merchant Bank's letter of offer dated 27 August 1997. The Court has not fixed a hearing date for the matter.

The Directors have been advised that LLB has a defence to the claim.

(v) Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd (collectively referred to as "Takenaka Group") in the Kuala Lumpur High Court Civil Suit No. D6-22-2031-2000 and Itochu Corporation ("Itochu") in the Kuala Lumpur High Court Civil Suit No. D6-22-2030-2000, both filed on 31 October 2000, have sued Amsteel and Optima Jaya Sdn Bhd ("Optima Jaya"). Optima Jaya is a wholly-owned subsidiary of Amsteel.

By a construction agreement dated 23 May 1995 ("the Construction Agreement") Optima Jaya employed the Takenaka Group to build a hotel. In consideration of Itochu agreeing to issue guarantees to various financiers for purpose of financing the construction of the said hotel, Optima Jaya agreed to pay to Itochu a guarantee fee pursuant to a guarantee fee agreement dated 23 May 1995 ("the Guarantee Fee Agreement").

By a letter of comfort dated 23 May 1995 ("the Letter of Comfort"), Amsteel agreed, inter alia, to ensure that Optima Jaya performs its obligations under the Construction Agreement and the Guarantee Fee Agreement.

Takenaka Group, pursuant to the Construction Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya the sum of RM103,243,755 together with interest, opportunity losses and costs.

Itochu, pursuant to the Guarantee Fee Agreement and the Letter of Comfort, claims against Amsteel and Optima Jaya the sum of RM2,183,225.13 together with interest and costs.

Amsteel and Optima Jaya had submitted applications to stay the Takenaka Group's proceedings in respect of Kuala Lumpur High Court Suit D6-22-2031-2000 ("the Stay Applications"). The Court had on 6 July 2001 dismissed Amsteel's and Optima Jaya's Stay Applications. Amsteel and Optima Jaya have appealed to the High Court against the Court's decision ("Appeal on Stay Applications"). The Court has fixed the matter for mention on 17 February 2003 in respect of the appeal.

Applications for Summary Judgment have been filed:

(a) by Takenaka Group against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit No. D6-22-2031-2000 ("the Takenaka Group SJ Application"); and

(b) by Itochu against Amsteel and Optima Jaya in respect of Kuala Lumpur High Court Suit No. D6-22-2030-2000 ("the Itochu SJ Application").

Amsteel and Optima Jaya have applied to the High Court for a stay in the Takenaka Group SJ Application pending hearing of Amsteel's and Optima Jaya's Appeal on Stay Applications ("Stay of Takenaka Group SJ Application").

The Takenaka Group SJ Application and the Stay of Takenaka Group SJ Application are fixed for mention on 9 January 2003.

In respect of the Itochu SJ Application, the Court has on 5 December 2001 allowed Itochu to enter Judgment against Amsteel and Optima Jaya ("Itochu Judgment") for the following sums:

(a) the sum of RM2,183,225.13 as at 31 July 2000 together with interest at the rate of 8% per annum from 1 August 2000 to date of full payment;

(b) the accruing guarantee fee calculated at the rate of 1.5% per annum on the sum of RM45,000,000 from 1 August 2000 to 8 February 2001 and on the sum of RM36,000,000 from 9 February 2001 to 1 March 2001 together with interest at the rate of 8% per annum on the sum of RM36,000,000 from 31 October 2000 to date of full payment; and

(c) costs to be taxed by the Court.

Amsteel and Optima Jaya have appealed against the Itochu Judgment ("Appeal of Itochu Judgment"). The appeal in respect of the Itochu Judgment is fixed for mention on 21 February 2003. Amsteel and Optima Jaya have also applied for a stay in execution of the Judgment and the application is fixed for mention on 15th January 2003.

The Directors have been advised that Amsteel and Optima Jaya have a reasonable chance of:

(a) defending the Takenaka Group SJ Application; and

(b) succeeding in the Appeal of the Itochu Judgment.

(vi) In the matter of an arbitration proceeding involving Atelier ADT International Consultants Ltd ("Atelier") and Lion Asia Investment Pte Ltd ("Lion Asia"), Atelier claims against Lion Asia for alleged unpaid engineering and architectural fees and reimburseable expenses amounting to approximately RM7,000,000 in respect of services provided in relation to eight (8) properties/projects in China.

Lion Asia has counter-claimed against Atelier:

(a) for recovery of the sum of USD2,230,760.14, being payment made to Atelier pursuant to contracts which are unenforceable and/or illegal because Atelier did not have the legal capacity (or requisite qualification under the laws of Malaysia) to enter into such contracts; or in the alternative,

(b) for over-payment to Atelier in the sum of USD1,062,943.83.

Several questions of law arose in the arbitration proceedings and Lion Asia had in Kuala Lumpur High Court Originating Summons No. R-24-29-2001 referred those questions of law to the High Court. The High Court had on 17 July 2001, ordered the questions of law to be stated in a form of special case stated to the High Court for the High Court's decision. Atelier has appealed to the Court of Appeal against the High Court's order on, inter alia, the ground that both questions of law and fact should be decided by the Arbitrator. No hearing date has been fixed in respect of the appeal.

The Arbitrator will state his interim award in the form of a special case stated to the High Court after the parties have made their submissions on the facts to the Arbitrator. At the meeting held by the parties and the Arbitrator on 20 March 2002, the Arbitrator set timelines for the parties to submit the list of parameters, the facts to be found and provide their submissions and samples/format of the interim award which is to be stated to the High Court. 4 January 2003 has been set as the final date for the submissions to be made by the parties.

The Directors have been advised that Lion Asia has a reasonable chance of successfully defending Atelier's claim and that it has a reasonable chance of success in its own counter claim against Atelier.

(vii) Total Resources Sdn. Bhd. ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No.22-107-2000.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT 22851-22855 Lot Nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining Lands to LIP. Accordingly, LIP became the registered proprietor of both the said Land and the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

LIP had on 21 November 2001 obtained leave of the Court to add, inter alia, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim.

TR's application to amend its Statement of Claim was allowed by the Court on 16th October 2002 and LIP has been given leave to amend its Statement of Defence upon being served with the Amended Statement of Defence. No mention date has been fixed pending the extraction and service of the Amended Statement of Defence.

The Directors have been advised that LIP has a good defence as TR had not suffered any actual damages.

FURTHER INFORMATION

(viii) Tafco Development Sdn. Bhd. ("Tafco") has filed Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Originating Petition, Tafco alleged inter alia that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The Petition is fixed for summons for directions and hearing on 26 February 2003.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

(ix) Ariffin Haji Ismail Plantations Sdn. Bhd. ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn. Bhd. ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal of the said Lands was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn. Bhd. ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1-00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilized by AHIP to defray their cost of disposal of RM531,870-60 and the remaining sum of RM5,468,129-40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129-40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129-40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

AHIP's application for Summary Judgment is scheduled for hearing on 10 February 2003.

Ambang Maju has applied to stay all further proceedings in this matter pending the hearing of an application by Ambang Maju for a consolidation of proceedings between this action with that of Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur. The Court has fixed 30 January 2003 to hear the applications for stay and consolidation.

The Directors have been advised that Ambang Maju has a defence to the claim

(x) In the High Court of Malaya at Shah Alam Suit No. MT4-22-21-98, Amsteel Securities (M) Sdn. Bhd. ("AMS") claimed against Chase Perdana Berhad and Dato' Mohan Swami (guarantor for Chase Perdana Berhad) for contra losses amounting to RM16,159,526.79 and interest at the rate of 24% on the principal sum of RM16,159,526.79 from 29 November 1997 till date of full settlement. The case is now kept in abeyance pending Chase Perdana Berhad's debt restructuring.

The Directors have been advised that AMS has reasonable grounds for the claims.

(xi) In the High Court of Malaya at Shah Alam Suit No. MT1-22-47-98, AMS claimed against Hwang You Chuaang @ James Wong for contra losses amounting to RM8,516,606.82 and interest at the rate of 14.75% on the principal sum of RM8,516,606.82 from 6 February 1998 till date of full settlement. The case is fixed for case management on 6 and 7 January 2004.

The Directors have been advised that AMS has reasonable grounds for the claims.

(xii) In the High Court of Malaya at Shah Alam Suit No. MT4-22-101-98, AMS claimed against Lim Tee Keong, Dato' Jerry Goh and the estate of Chew Kar Hooi (deceased) for contra losses amounting to RM23,756,771.52, interest amounting to RM150,647.20 as at 23 January 1998 and further interest at the rate of 14.75% on the principal sum of RM23,756,771.52 from 24 January 1998 till date of full settlement. Dato' Jerry Goh and Chew Kar Hooi (deceased) were guarantors of Lim Tee Keong. Summary Judgment against Lim Tee Keong, Dato' Jerry Goh and the estate of Chew Kar Hooi (deceased) was obtained on 15 May 2002. A date to hear the appeal against Summary Judgment filed on 22 May 2002 has not been fixed.

The Directors have been advised that AMS has reasonable grounds for the claims.

(xiii) In the High Court of Malaya at Shah Alam Suit No. MT3-22-100-98, AMS claimed against Lew Tsui Eng (as the administrator of the estate of Chew Kar Hooi), Goh Chee Khen and Lim Tee Keong for contra losses amounting to RM14,793,182.33, interest amounting to RM403,953.13 as at 23 January 1998 and further interest at the rate of 14.75% on the principal sum of RM14,793,182.33 from 24 January 1998 till date of full settlement. Goh Chee Khen and Lim Tee Keong were guarantors of Chew Kar Hooi (deceased). The matter is fixed for further case management on 2 April 2003.

The Directors have been advised that AMS has reasonable grounds for the claims.

(xiv) In the High Court of Malaya at Kuala Lumpur Suit No. D6-22-1092-98, AMS claimed against Rekapacific Berhad and Soh Chee Wen (as guarantor for Rekapacific Berhad) for contra losses amounting to RM42,947,573.60 and interest at the rate of 13.5% on the principal sum of RM42,947,573.60 from 3 April 1998 till date of full settlement. The matter is scheduled for case management on 21 January 2003.

The Directors have been advised that AMS has reasonable grounds for the claims.

(xv) In the High Court of Malaya at Shah Alam Suit No. MT3-22-386-98, AMS claimed against Promet Berhad for contra losses amounting to RM16,443,931.55, interest amounting to RM243,910.23 as at 26 March 1998 and further interest at the rate of 18.5% on the principal sum of RM16,443,931.55 from 27 March 1998 till date of full settlement. AMS's application for Summary Judgment is scheduled to be heard on 27 January 2003.

The Directors have been advised that AMS has reasonable grounds for the claims.

(xvi) In the High Court of Malaya at Kuala Lumpur Suit No. D1-22-1055-97, AMS claimed against Kam Hock Aun, Teong Teck Leng and Leong Wye Keong for contra losses amounting to RM8,148,904.60 and interest at the rate of 13.5% on the principal sum of RM8,148,904.60 from 6 September 1997 till date of full settlement. Teong Teck Leng and Leong Wye Keong were guarantors for Kam Hock Aun. Teong Teck Leng has been declared bankrupt and AMS has applied to the Official Assignee for sanction to proceed with AMS's claim against Teong Teck Leng. On the mention date of 18 April 2002, the Court directed that a trial date be fixed only after AMS obtains the sanction of the Official Assignee to proceed in its claim against Teong Teck Leng.

The Directors have been advised that AMS has reasonable grounds for the claims.

(xvii) In the High Court of Malaya at Shah Alam Suit No. MT2-22-57-98, AMS claimed against Chong Kiew Fong for contra losses amounting to RM8,296,285.37 and interest at the rate of 14.75% on RM8,296,285.37 from 6 February 1998 till date of full settlement. Summary Judgment was obtained by AMS against Chong Kiew Fong on 10 August 1999. A date to hear Chong Kiew Fong's appeal against Summary Judgment has not been fixed.

The Directors have been advised that AMS has reasonable grounds for the claims.

4. CONSENTS

The written consents of RHB Sakura, Ernst & Young Corporate Finance, KPMG Corporate Services Sdn Bhd, KPMG, Raslan Loong, PwC, PricewaterhouseCoopers, Ong Boon Bah & Co, Mayban Trustees Berhad and KPMG Labuan Trust Company Sdn Bhd to the inclusion in this Circular of their names, references and where relevant, their letters and reports, in the form and context in which they appear have been given and have not subsequently been withdrawn.

5. DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the Registered Office of the Company at Level 46 Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur during normal business hours from Mondays to Fridays (excluding public holidays) for the period commencing from the date of this Circular to the date of the forthcoming EGM:

(a) Memorandum and Articles of Association of AMB, Silverstone, Avenel and ACB;

(b) The material contracts referred to in paragraph 2 above;

(c) The writ of litigations in respect of the material litigation referred to in paragraph 3 above;

FURTHER INFORMATION

(d) Letters of consent referred to in paragraph 4 above;

(e) Consolidated profit/loss forecast of AMB for the FYE 30 June 2003 and the Reporting Accountants' letter thereon;

(f) Proforma consolidated balance sheets of AMB as at 30 June 2002 and the Auditors' letter thereon;

(g) Accountants' report on Silverstone;

(h) Directors' report on Silverstone dated 6 January 2003 as included in Appendix XV of this Circular;

(i) ACB's Circular to Shareholders dated 9 January 2003 in connection with the proposed corporate and debt restructuring exercises for the ACB Group;

(j) Scheme of arrangement documents for AMB, the Explanatory Statement dated 19 August 2002 issued to the AMB Scheme Creditors in connection with the Proposed AMB Scheme and the Errata to the Explanatory Statement dated 9 September 2002;

(k) The draft Trust Deed constituting the AMB Bonds, draft AMB Facility Agreement constituting the AMB Debts, draft AMB-SPV Facility Agreement constituting the AMB-SPV Consolidated and Rescheduled Debts and draft Priority and Security Sharing Agreement for the Securities;

(l) Audited financial statements of the AMB Group, the Silverstone Group, the Avenel Group and the ACB Group for the past 2 FYE 30 June 2002; and

(m) Announced unaudited results of the AMB Group and the ACB Group and the unaudited management accounts of the Silverstone Group and the Avenel Group for the 3 months financial period ended 30 September 2002.

ANGKASA MARKETING BERHAD (41515 - D)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Angkasa Marketing Berhad ("AMB" or the "Company") will be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003 at 9.30 a.m. for the purpose of considering and, if thought fit, passing the following Special Resolutions 1 to 3 inclusive and Ordinary Resolutions 1 to 5 inclusive:

SPECIAL RESOLUTION 1 – PROPOSED CAPITAL RECONSTRUCTION FOR AMB

THAT subject to the confirmation by the High Court of Malaya ("the Court"), approval be and is hereby given for the capital of the Company to be altered in the following manner ("Proposed Capital Reconstruction for AMB"):

(a) the nominal value of each of the issued and unissued ordinary shares in the capital of the Company be reduced from RM1.00 to RM0.30 so that the authorised share capital is reduced from RM500,000,000 divided into 500,000,000 ordinary shares of RM1.00 each to RM150,000,000 divided into 500,000,000 ordinary shares of RM0.30 each and the issued and fully paid-up share capital is reduced from RM147,451,096 divided into 147,451,096 ordinary shares of RM1.00 each to RM44,235,328.80 divided into 147,451,096 ordinary shares of RM0.30 each;

(b) the credit of RM103,215,767.20 arising from the said capital reduction will be utilised to reduce the accumulated losses of the Company;

(c) four new ordinary shares of RM0.30 each be allotted and issued to Wang Wing Ying (or such other person as the Directors of the Company may nominate) at par for cash, so that the issued and fully paid-up share capital of the Company be increased from RM44,235,328.80 to RM44,235,330.00 divided into 147,451,100 ordinary shares of RM0.30 each;

(d) the 147,451,100 issued and fully paid-up ordinary shares of RM0.30 each in the capital of the Company be consolidated in such manner that every ten of the said shares shall constitute three issued and fully paid-up ordinary shares of RM1.00 each upon which the sum of RM1.00 shall be credited as having been fully paid-up ("Consolidated Shares") thereby consolidating 147,451,100 ordinary shares of RM0.30 each into 44,235,330 ordinary shares of RM1.00 each, and the Consolidated Shares which represent fractions of shares in the Company shall be disregarded and dealt with in such manner as the Directors in their absolute discretion think fit and expedient; and

(e) the 352,548,900 unissued ordinary shares of RM0.30 each in the capital of the Company be consolidated in such manner that every ten of the said shares shall constitute three unissued ordinary shares of RM1.00 each thereby consolidating 352,548,900 unissued ordinary shares of RM0.30 each into 105,764,670 unissued ordinary shares of RM1.00 each;

AND THAT the Directors be and are hereby authorised to do all such acts and things and execute all necessary documents to give full effect to the Proposed Capital Reconstruction for AMB with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Capital Reconstruction for AMB.

ORDINARY RESOLUTION 1 – PROPOSED CORPORATE TRANSACTIONS

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 2 to 5 inclusive and subject to the approvals from the regulatory authorities, approval be and is hereby given for the Company and its subsidiary companies to undertake the following proposed corporate transactions pursuant to the Proposed AMB Scheme (as defined in the circular to shareholders dated 9 January 2003 ("Circular")) (collectively the "Proposed Corporate Transactions"):

(a) pursuant to the Conditional Share Sale Agreement dated 5 July 2000 and five Supplemental Share Sale Agreements dated 19 October 2000, 8 October 2001, 26 March 2002, 3 September 2002 and 7 January 2003 respectively, the Company to acquire 100% equity interest in Silverstone Berhad ("Silverstone") comprising 203,877,500 ordinary shares of RM1.00 each ("Silverstone Shares") from Amsteel Corporation Berhad ("ACB") and Umatrac Enterprises Sdn Bhd (106,567,006 Silverstone Shares); Posim Berhad (140,000 Silverstone Shares); Lion Corporation Berhad and Limpahjaya Sdn Bhd (12,946,752 Silverstone Shares); Datuk Cheng Yong Kim ("DAC") and persons connected to Tan Sri William H.J. Cheng and DAC (31,727,292 Silverstone Shares) (collectively referred to as the "Relevant Silverstone Shareholders") and from the minority shareholders of Silverstone ("Minority Silverstone Shareholders") (52,496,450 Silverstone Shares), for a total purchase consideration of RM255.68 million to be satisfied in the following manner ("Proposed Acquisition of Silverstone"):

    (i) the issuance of 174.31 million new ordinary shares of RM1.00 each in the Company ("AMB Shares") at RM1.05 per AMB Share which shall rank *pari passu* in all respects with the then existing ordinary shares in the Company save for any dividends, rights, allotments or other distributions, the entitlement date for which is before the date of allotment of the new AMB Shares to the Relevant Silverstone Shareholders and RM6.82 million to be satisfied in the manner set out in proposal (d) in Ordinary Resolution 3; and

    (ii) the issuance of 65.83 million new AMB Shares at RM1.00 per AMB Share to the Minority Silverstone Shareholders;

(b) pursuant to the Conditional Share Sale Agreement dated 5 July 2000 and three Supplemental Share Sale Agreements dated 19 October 2000, 8 October 2001 and 26 March 2002 respectively, the Company to divest the entire 20% equity interest in Avenel Sdn Bhd comprising 20,000,000 ordinary shares of RM1.00 each to ACB for a consideration of RM80.63 million payable by the Company to ACB to be satisfied in the manner set out in proposal (a)(i) in Ordinary Resolution 3 ("Proposed Divestment of Avenel"); and

(c) the Company and its subsidiary and associated companies ("AMB Group") shall take necessary steps to divest the AMB Group's non-core and peripheral assets and businesses as contemplated under the Proposed AMB Scheme provided that as and when the buyers for such assets and businesses have entered into the necessary agreements with the AMB Group, the Company shall prior to completion of such divestment comply with all the then prevailing laws including the Listing Requirements of the Kuala Lumpur Stock Exchange, such as making the necessary announcements and obtaining the approval of shareholders of the Company and provided further that the net sale proceeds arising from such divestments shall be applied in the manner as contemplated under the Proposed Debt Restructuring Exercise (as defined in the Circular);

AND THAT the Directors be and are hereby authorised to do all such acts and things and execute all necessary documents to give full effect to the Proposed Corporate Transactions with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and/or as may be notified by the Company to the relevant authorities and agreed to by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Corporate Transactions.

ORDINARY RESOLUTION 2 – PROPOSED SCHEME OF ARRANGEMENT BY AMB WITH ITS SCHEME CREDITORS

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 1 and 3 to 5 inclusive and subject to the sanction of the Court pursuant to Section 176 of the Companies Act 1965, the proposed scheme of arrangement between the Company with its scheme creditors ("Proposed Scheme of Arrangement") comprising the Proposed AMB Scheme, for which approvals of shareholders are being sought under Special Resolution 1 and Ordinary Resolutions 1 and 3, be and is hereby approved;

AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Scheme of Arrangement with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and/or the Court and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Scheme of Arrangement.

ORDINARY RESOLUTION 3 – PROPOSED DEBT RESTRUCTURING EXERCISE

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 1, 2, 4 and 5, approval be and is hereby given for the AMB Group to undertake the following debt restructuring exercise pursuant to the Proposed AMB Scheme ("Proposed Debt Restructuring Exercise"):

(a) the proposed settlement of RM222.00 million of aggregate net inter-company indebtedness owing by ACB and its subsidiary and associated companies ("ACB Group") to the AMB Group and Silverstone (as set out in Appendix X of the Circular) by way of:

  (i) the Company setting-off the consideration payable by the Company to ACB of RM97.38 million (after taking into account the Cash Yield Adjustment as explained in Appendix XIII of the Circular) for the Proposed Divestment of Avenel;
  (ii) ACB paying to the Company, upfront cash payment of RM1.25 million;
  (iii) ACB issuing to the Company, 28.92 million new ordinary shares of RM1.00 each in ACB ("ACB Shares") at RM1.00 per ACB Share; and
  (iv) ACB issuing to the Company, RM94.45 million in net present value (RM131.03 million in nominal amount) of Ringgit Malaysia denominated bonds together with up to 5.09 million detachable new ACB Shares as equity-kicker shares credited as fully paid-up;

(b) the proposed settlement of RM3.00 million of net inter-company indebtedness owing by Chocolate Products (Malaysia) Berhad ("CPB") to the AMB Group (as set out in Appendix X of the Circular) by way of CPB paying to the Company RM3.00 million cash;

(c) the proposed settlement of RM134.00 million of net inter-company indebtedness owing by the AMB Group to Lion Land Berhad ("LLB") and its subsidiary and associated companies ("LLB Group") (as set out in Appendix X of the Circular) by way of:

  (i) the Company paying to the LLB Group, upfront cash payment of RM5.79 million;
  (ii) the Company issuing to the LLB Group, 6.70 million new AMB Shares at RM1.00 per AMB Share and 6.70 million redeemable cumulative convertible preference shares of RM0.01 each (the terms and conditions of which are as set out in Appendix XI of the Circular)("RCCPS") at an issue price of RM1.00 per RCCPS; and
  (iii) the Company issuing to the LLB Group, RM114.81 million in net present value (RM147.12 million in nominal amount) of Ringgit Malaysia denominated bonds ("AMB Bonds") together with up to 4.65 million detachable new AMB Shares as equity-kicker shares credited as fully paid-up;

(d) the proposed settlement of RM8.00 million of net inter-company indebtedness owing by LCB and its subsidiary and associated companies ("LCB Group") to the AMB Group (as set out in Appendix X of the Circular) by netting-off part of the purchase consideration payable by the Company to the LCB Group for the Proposed Acquisition of Silverstone (after taking into account the Cash Yield Adjustment as explained in Appendix XIII of the Circular);

(e) the proposed settlement of RM26.62 million of indebtedness owing by the AMB Group to the AMB Group's financial institution lenders ("AMB Group FI Lenders") (as set out in Section 6.2 of the Circular) by way of the Company paying upfront cash of RM1.15 million and issuing 1.33 million new AMB Shares at RM1.00 per AMB Share, 1.33 million RCCPS at an issue price of RM1.00 per RCCPS and RM22.81 million in net present value (RM29.23 million in nominal amount) of AMB Bonds together with up to 0.93 million detachable new AMB Shares as equity-kicker shares credited as fully paid-up, to the AMB Group FI Lenders;

(f) the proposed settlement of USD144.41 million (or equivalent to approximately RM548.75 million) of indebtedness owing by the AMB Group to the AMB Group FI Lenders (as set out in Section 6.2 of the Circular) by way of the Company paying upfront cash of USD5.70 million (or equivalent to approximately RM21.656 million) and issuing 24.206 million new AMB Shares at RM1.00 per AMB Share and 24.206 million RCCPS at an issue price of RM1.00 per RCCPS and AMB Harta (L) Limited issuing USD125.97 million (or equivalent to approximately RM478.68 million) in net present value (USD153.19 million or equivalent to approximately RM582.12 million in nominal amount) of USD denominated consolidated and rescheduled debts together with up to 16.35 million detachable new AMB Shares as equity-kicker shares credited as fully paid-up, to the AMB Group FI Lenders; and

(g) the proposed issuance of RM234.04 million in net present value (RM251.66 million in nominal amount) of Ringgit Malaysia denominated subordinated bond by Silverstone to the Company;

AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Debt Restructuring Exercise with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Debt Restructuring Exercise.

ORDINARY RESOLUTION 4 – AUTHORITY TO ISSUE ORDINARY SHARES PURSUANT TO THE RCCPS CONVERSION

THAT contingent upon the passing of Special Resolution 1, Ordinary Resolutions 1 to 3 inclusive and Ordinary Resolution 5 and subject to the approval-in-principle of the Kuala Lumpur Stock Exchange for the listing of and quotation for the new AMB Shares and pursuant to and in accordance with Section 132D of the Companies Act, 1965, authority be and is hereby given to the Directors of the Company to allot and issue 29.31 million new AMB Shares arising from the conversion of the RCCPS, which shall rank *pari passu* in all respects with the then existing AMB Shares save for any dividends, rights, allotments or other distributions the entitlement date for which is before the conversion date of the RCCPS ("Proposed Issuance of Shares");

AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Issuance of Shares with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Issuance of Shares;

PROVIDED THAT this authority shall be without prejudice to any other authority under the said Section 132D previously granted before the date on which this resolution is passed.

ORDINARY RESOLUTION 5 – PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

THAT contingent upon the passing of Special Resolution 1 and Ordinary Resolutions 1 to 4 inclusive, the authorised share capital of the Company be increased from RM150,000,000 divided into 150,000,000 ordinary shares of RM1.00 each to RM500,000,000 divided into 499,650,000 ordinary shares of RM1.00 each and 35,000,000 RCCPS of RM0.01 each by the creation of 349,650,000 new ordinary shares of RM1.00 each and 35,000,000 RCCPS of RM0.01 each ("Proposed Increase in Authorised Share Capital");

AND THAT the Directors be and are hereby authorised to do all such acts and things and to execute all necessary documents to give full effect to the Proposed Increase in Authorised Share Capital with full power to assent to or make any modifications, variation and/or amendments as may be required by the relevant authorities and to take all steps and actions as may be required by the relevant authorities and as the Directors may deem necessary and expedient to finalise, implement and give full effect to the Proposed Increase in Authorised Share Capital.

SPECIAL RESOLUTION 2 – PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

THAT contingent upon the passing of Ordinary Resolution 4, approval be and is hereby given for the Articles of Association of the Company to be altered by inserting new Articles 10 (c)(4) to 10 (c)(9) inclusive immediately after Article 10 (c)(3), in the manner as set out in Appendix XIX of the Circular.

SPECIAL RESOLUTION 3 – PROPOSED CHANGE OF NAME

THAT contingent upon the passing of Ordinary Resolution 1, the name of the Company be changed from "Angkasa Marketing Berhad" to "Silverstone Corporation Berhad" with effect from the date of the Certificate of Incorporation on Change of Name to be issued by the Companies Commission of Malaysia ("Proposed Change of Name");

AND THAT the Directors be and are hereby authorised to carry out all necessary formalities in effecting the Proposed Change of Name.

By Order of the Board

WONG PHOOI LIN
THAM TUCK CHUEN
Secretaries

Kuala Lumpur
9 January 2003

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Company's Registered Office, Level 46 Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the meeting.*

4. *Form of Proxy sent through facsimile transmission shall not be accepted.*

ANGKASA MARKETING BERHAD (41515 - D)
(Incorporated in Malaysia)

FORM OF PROXY

I/We ....

I.C. No./Company No...

of ....

being a member/ members of Angkasa Marketing Berhad, hereby appoint ....

....

I.C. No...

of ....

or failing whom ....

I.C. No..

of ....

as my/our proxy to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Century Ballroom, Level 2, Novotel Century Hotel, 17-21, Jalan Bukit Bintang, 55100 Kuala Lumpur on Thursday, 30 January 2003 at 9.30 a.m. and at any adjournment thereof.

	FOR	AGAINST
SPECIAL RESOLUTION 1		
ORDINARY RESOLUTION 1		
ORDINARY RESOLUTION 2		
ORDINARY RESOLUTION 3		
ORDINARY RESOLUTION 4		
ORDINARY RESOLUTION 5		
SPECIAL RESOLUTION 2		
SPECIAL RESOLUTION 3		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this...........................day of.................................2003

No. of Shares: ....   Signed: ....

In the presence of: ....

Representation at Meeting:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*
2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*
3. *The instrument of proxy shall be deposited at the Registered Office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, not less than forty-eight (48) hours before the time for holding the Extraordinary General Meeting.*
4. *Form of Proxy sent through facsimile transmission shall not be accepted.*

ITED
TER

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MALAYSIA
NO SEL 0259

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